Form 20-F
period 2013-03-31
Amira Nature Foods Ltd.
filed 2013-06-13
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 001-35681

Amira Nature Foods Ltd

(Exact name of the Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

Mr. Karan A. Chanana, Chief Executive Officer
29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates
Telephone: +97144357303
Facsimile: +911146057570

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
ORDINARY SHARES, PAR VALUE $0.001	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

On March 31, 2013, the issuer had 35,676,434 ordinary shares outstanding, including the 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects.”

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐       No  ☒

Table of Contents continued

i

		Page

ITEM 16G.	CORPORATE GOVERNANCE	97
ITEM 16H.	MINE SAFETY DISCLOSURE	97

PART III.
ITEM 17.	FINANCIAL STATEMENTS	97
ITEM 18.	FINANCIAL STATEMENTS	97
ITEM 19.	EXHIBITS	98

ii

CONVENTIONS USED IN THIS REPORT

In this annual report on Form 20-F (the “Annual Report”), unless otherwise stated or unless the context otherwise requires, references to ‘‘we,’’ ‘‘us,’’ ‘‘our,’’ ‘‘the Company,’’ or ‘‘our company’’ are to Amira Nature Foods Ltd, a British Virgin Islands business company (“ANFI”), including its subsidiaries and their predecessors, and Amira Pure Foods Private Limited (“APFPL” or “Amira India”), and its subsidiaries, Amira Foods Inc., Amira Food PTE. Ltd, Amira Foods (Malaysia) Sdn. Bhd., Amira C Foods International DMCC, Amira G Foods Limited and Amira Ten Nigeria Limited. References to ‘‘Amira Mauritius’’ are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s direct wholly owned subsidiary.

In this report, references to “India” are to the Republic of India, references to the “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$,” “USD,” “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, ”INR” or “Indian Rupees” are to the legal currency of India.

The audited consolidated financial statements for the fiscal years ended March 31, 2013, 2012 and 2011 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, and December 31. References to a year other than a “fiscal” are to the calendar year ended December 31.

We also refer in various places within this report to “profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization,” or EBITDA, which is a non-IFRS measure and is more fully explained in the section titled “Non-IFRS Financial Measures” in “Item 5. Operating and Financial Review and Prospects.” The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These statements relate to future events or the future financial performance of the Company. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, and uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Annual Report is not intended to project our future performance. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our proposed expansion;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

The forward-looking statements included in this Annual Report are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which include, among other things:

•	we face significant competition from both Indian and international producers of Basmati and other rice and other food products;

•	we face risks associated with our international business;

•	we generally do not enter into long term or exclusive supply contracts with our customers or with our distributors;

•	we rely on our one processing and packaging facility and a limited number of third party processing facilities;

•	we rely on a few customers for a substantial part of our revenue;

•	our operations and growth may be affected by weather, disease, pests and overfarming of land;

•	our operations are highly regulated in the areas of food safety and protection of human health, and we may be subject to compliance costs and potential claims and regulatory actions;

•	our historical and future sales abroad to certain non-U.S. customers expose us to special risks associated with operating in particular countries;

•	we may require additional financing in the form of debt or equity to meet our working capital requirements;

•	we have incurred a substantial amount of debt, and if we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated; and

•	the Government of India has previously banned the export of certain of our products, and future changes in its regulation of our international sales may harm our business and financial performance.

These risks and uncertainties are not exhaustive. Other sections of this Annual Report include additional factors which could significantly harm our business and financial performance. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated income statement data for each of the years ended March 31, 2013, 2012 and 2011 and selected consolidated statement of financial position data as at March 31, 2013 and 2012 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated income statement data for the year ended March 31, 2010 and selected consolidated statement of financial position data as at March 31, 2011 and 2010 have been derived from our audited consolidated financial statements which are not included in this Annual Report. Since October 15, 2012, when we completed our IPO, we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been presented as if the share subscription took place as of April 1, 2011. The remaining approximately 19.6% of Amira India that is not indirectly owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage. Amira India prepared its first IFRS consolidated financial statements for the years ended March 31, 2012, 2011 and 2010 with the effective date of transition to IFRS of April 1, 2009. Financial information prior to April 1, 2009 is not available in accordance with IFRS and therefore, data for the fifth year (fiscal 2009) has not been presented in this section.

The selected consolidated financial statements should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

Our results of operations for fiscal 2013, 2012, 2011 and 2010, respectively, were as follows:

	Year Ended March 31,
	2013	2012	2011	2010
Revenue	$413,682,574	$328,979,799	$255,011,121	$201,663,883
Other income	94,368	637,383	2,147,141	1,834,506
Cost of material	(347,341,159)	(270,259,623)	(234,707,437)	(210,580,278)
Change in inventory of finished goods	27,594,211	6,667,730	28,688,934	37,612,653
Employee expenses	(5,553,197)	(2,844,454)	(2,413,584)	(1,925,734)
Depreciation and amortization	(1,943,846)	(2,089,738)	(1,915,934)	(844,626)
Freight, forwarding and handling expenses	(20,985,039)	(13,990,863)	(10,775,383)	(5,282,320)
Other expenses	(14,676,910)	(10,568,202)	(9,771,151)	(7,282,069)
	$50,871,002	$36,532,032	$26,263,707	$15,196,015
IPO Expenses	(1,750,082)	-	-
Finance costs	(21,751,614)	(21,786,007)	(19,676,559)	(12,670,922)
Finance income	802,146	303,036	164,853	72,770
Other financial items	(654,852)	1,032,599	2,607,924	5,392,277
Profit before tax	$27,516,600	$16,081,660	$9,359,925	$7,990,140
Income tax expense	(8,267,562)	(4,137,422)	(2,948,276)	(2,767,534)

Profit after tax	$19,249,038	$11,944,238	$6,411,649	$5,222,606
Profit after tax attributable to:
Shareholders of the company	15,056,309	9,603,167	5,154,966	4,198,975
Non-controlling interest	4,192,729	2,341,071	1,256,683	1,023,631

Earnings per share

Basic and diluted earnings per share(1)	$0.63	$0.49	$0.26	$0.47

(1) Basic and diluted earnings per share is calculated by dividing our profit after tax, which starting with our first financial statements for the period in which our IPO occurred, or the third quarter of fiscal 2013, is reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by our weighted average outstanding ordinary shares, during the applicable period.

	As at March 31,
	2013	2012	2011	2010
Statements of Financial Position Data
Cash and cash equivalents	$33,270,338	$8,368,256	$8,200,695	$456,269
Total current assets	302,025,989	205,591,241	223,856,390	187,877,399
Total assets	326,531,978	232,052,937	255,126,081	219,068,958
Total equity	143,632,735	45,684,569	39,264,796	33,014,744
Debt(Long term &Short term)	161,617,236	141,755,853	161,005,618	140,007,282
Total liabilities	182,899,243	186,368,368	215,861,285	186,054,214
Total equity and liabilities	326,531,978	232,052,937	255,126,081	219,068,958

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to certain risks and uncertainties described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

We face significant competition from both Indian and international producers of Basmati and other rice and other food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition and loyalty, advertising and distribution capability, convenience and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal, Punjab, Jammu and Kashmir, and Rajasthan and in a part of the Punjab region located in Pakistan that enjoys the climatic conditions required to successfully grow Basmati rice. However, a type of rice similar to Basmati rice is also grown and sold as Basmati rice from California and Texas, among other places, and we face competition from producers of these types of rice.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources. Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could significantly increase competition with us, which could increase our costs to purchase raw materials, lower selling prices for our products, and reduce our market share and earnings.

We face risks associated with our international business.

In fiscal 2013, 2012 and 2011, we generated 54.3%, 66.0% and 61.9%, respectively, of our revenue outside of India, and we expect to increase our international presence over time. We currently have international operations in Malaysia, Singapore, UAE, the United Kingdom and the United States, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;
•	having to comply with various foreign laws, including local labor laws and regulations;
•	the risk of government expropriation of assets;
•	changes in or uncertainties relating to foreign rules and regulations that may harm our ability to sell our products;
•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;
•	imposition of limitations on or increase in withholding and other taxes on remittances and other payments by foreign subsidiaries or strategic partners;
•	varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;
•	economic, political or social instability in foreign countries;
•	risks related to the enforceability of legal agreements and judgments in foreign countries;
•	an inability, or reduced ability, to protect our intellectual property; and
•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us, and competition from local players.

For example, in fiscal 2013, a shipment of our rice was seized by and deemed to be forfeited to a foreign government in the course of transshipment, and although we have appealed and intend to continue to seek the reversal of this action, we may not succeed. For more information, see “Item 4. Information on the Company-Legal Proceedings.”

We expect that we will expand into our existing and additional target international markets, but our expansion plans may not be realized, and if they are, they may not be successful. We expect each market to have particular regulatory hurdles to overcome and future developments in these markets, including the uncertainty relating to governmental policies and regulations, could harm our business. If we expend significant time and resources on expansion plans that fail or are delayed, our business, reputation and financial condition may be significantly harmed.

We generally do not enter into long term or exclusive supply contracts with most of our Basmati rice and other customers or with our distributors. If we do not receive timely repeat orders from customers, or our distributors are not able or choose not to sell the amounts we usually sell through them, our business may be harmed.

We generally do not enter into long term supply contracts with most of our customers. Our customers instead submit purchase orders from time to time, which are short term commitments for specific quantities of Basmati rice and other products at an agreed price. In addition, we typically complete the paddy procurement process two to six months before we receive purchase orders from customers, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets. We usually expand our procurement operations based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers. As a result, we may acquire and process significantly more paddy than we can sell as processed rice, which leaves us vulnerable to volatility in market demand, including downturns, and could harm our business and results of operations.

In addition, we typically do not enter into long term or exclusive arrangements with our distributors. If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors. In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us. Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers. In the event our distributors are unable to accurately predict the demand for our products, are delayed in placing orders with us for any reason, do not effectively market our products, or choose to market the products of our competitors instead, it could harm our business growth and prospects, financial condition and results of operations. Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business, results of operations and financial condition.

We rely on our one processing and packaging facility and a limited number of third party processing facilities. An interruption in operations at our facility or in such third party processing facilities could prevent or limit our ability to fill orders for our products.

We operate a single processing and packaging facility located in Gurgaon, near New Delhi, India. Any significant disruption at our processing and packaging facility for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, power interruptions or other infrastructure failures, fires, earthquakes, hurricanes, war or other force of nature, could disrupt our supply of our products and significantly harm our results of operations and financial performance. We also heavily depend upon a limited number of third party processing facilities to produce products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These third party processing facilities are run by independent entities that are subject to their own unique operational and financial risks, which are out of our control. We have not entered into any agreements with these third party processing facilities, and can provide no assurance that we will be able to use their processing capacity to produce our products. If any of these processors choose not to provide us processing services, we may be required to find and enter into arrangements with one or more replacement processors. Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all. Any disruption of processing or packaging could delay delivery of our products, which could harm our business and financial results and result in lost or deferred revenue.

We may require additional financing in the form of debt or equity to meet our working capital requirements.

Our business has substantial working capital requirements, primarily due to the fact that Basmati rice must be aged for 10 to 14 months before it reaches premium quality. As such, we need to maintain a sufficient stock of Basmati paddy and rice at all times in order to meet processing requirements, which leads to higher inventory holding costs and increased working capital requirements. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

Our working capital requirements are largely met by debt incurred under our revolving credit facilities, which we are typically required to renew in a year or less. Sources of financing have historically included commercial banks under such credit facilities and equity investments. If we decide to incur more debt, our interest payment obligations will increase, and we may be subject to additional conditions from lenders, which could place restrictions on how we operate our business and result in reduced cash flows. If we decide to issue equity, the ownership interest of our existing shareholders will be diluted.

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, this uncertainty has increased due to the disruption in the global financial markets, and obtaining additional financing in India has become particularly difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates since 2011, which have substantially increased our borrowing costs there. Moreover, restrictions on foreign investment in India may restrict our ability to obtain financing for Amira India. See “—Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations, financial condition and financial performance.” Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our cash flow and financial condition and result in the delay or abandonment of our development plans.

We have incurred a substantial amount of debt. If we fail to comply with the covenants in our financing agreements, some of our financing agreements may be terminated, which could harm our business and financial condition.

We have incurred a substantial amount of debt totaling $161.6 million, $141.8 million and $161.0 million as of the end of March 31, 2013, 2012 and 2011, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2013 was $161.6 million, of which $4.8 million consisted of our non-current (long term) debt and $156.8 million consisted of our current (short term) debt, comprised primarily of our secured revolving credit facilities.

We have entered into agreements with certain banks and financial institutions for short term and long term debt, which contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing the management, declaring or paying dividends, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain lenders to claim funds invested in us by our management or principal shareholders, entering into long term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations. Also, we are required to maintain a current asset coverage ratio (the ratio of the value of our total assets less current liabilities to our total debt outstanding) of at least 1.33 during the term of our secured revolving credit facilities. Certain of our other credit facilities also include various financial covenants, but such facilities are not material. We may not be able to comply with such financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business. Further, as of March 31, 2013, our outstanding short term debt amounting to $156.8 million, comprising substantially all of our debt, was incurring interest at floating rates. Any upward movements in these interest rates would directly impact the interest costs of such loans and could harm our financial condition. Furthermore, our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our future operations. We may not be able to generate enough cash flow from operations to service our debt. In addition, lenders under our secured credit facilities could foreclose on and sell our assets if we default under these credit facilities.

Any failure to comply with the conditions and covenants in our financing agreements that is not waived by our lenders or guarantors or otherwise cured could lead to a termination of our credit facilities, acceleration of all amounts due under such facilities, or trigger cross-default provisions under certain of our other financing agreements, any of which could harm our financial condition and our ability to conduct and implement our business plans.

Our inability to effectively manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we expect to continue experiencing significant growth in the number of our employees and the scope of our operations. To effectively manage our anticipated future growth, we must continue to implement and improve our managerial, operational, financial and reporting systems and expand our facilities. We expect that all of these measures will require significant expenditures and will demand the attention of management. Our failure to manage our growth effectively may result in our over or under-investing in our operations, weaknesses in our infrastructure, systems and controls, and operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditure and may divert financial resources from other projects, such as the development of new products. In addition, our new processing facility is not expected to be operational until fiscal 2015 at the earliest. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

Any decline in the market price of Basmati rice during the time it is held for aging may harm our results of operations.

The Basmati rice industry is cyclical and is dependent on the results of the Basmati paddy harvest, which occurs for only seven months in the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is sold at least 10 to 14 months after it has been harvested and generally commands a price premium. As a result, we typically allow our paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover or generate the same margins from our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price. Lower market prices may harm our financial results.

The wholesale price of Basmati rice has a significant impact on our profits. The wholesale price of Basmati rice is affected by factors including weather, government policies such as changes in minimum support prices and minimum export prices, prices of other staples, seasonal cycles, pest and disease problems, and balance of demand and supply. Further, the Basmati rice industry in India is highly fragmented and the pricing power of individual companies is limited. In early 2008, due to uncertainty concerning the amount of export duty to be imposed by the Government of India, Basmati rice prices increased from approximately $1,000 per metric ton to almost $2,000 per metric ton in a span of a few months, as buyers increased purchases ahead of the implementation of this tax. For instance, our revenue increased substantially in fiscal 2009 as compared to fiscal 2008, in large part due to this increase. In May 2008, the Government of India announced a 20% export duty, which removed the uncertainty around the amount of this tax, and by mid-June 2008, Basmati rice prices decreased and settled at approximately $1,200 to $1,500 per metric ton until June 2012; since then they have again started to increase and are ranging at approximately $1,500 to $1,800 per metric ton. Any prolonged decrease in Basmati rice prices could harm our business and results of operations. Currently, we are not able to hedge against such price risks since Basmati rice futures are not actively traded on any commodities exchange.

The Government of India has previously banned the export of certain of our products, and future changes in its regulation of our sales to international markets may harm our business and financial performance.

While we currently produce all our products in India, we generated 54.3 % of our revenue in fiscal 2013 from products we sold outside of India, which are subject to the Government of India’s export controls. Our business and financial performance could be harmed by unfavorable changes in or interpretations of existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice is not permitted for export from India, and so could at any time increase the prices at which we may sell our products outside India. While the MEP for Basmati rice was terminated in July 2012, the Government of India may in the future reinstitute an MEP for Basmati rice. Any such increase in, or in the case of Basmati rice, reinstitution of, the MEP above our current prices could decrease our international sales and harm our business and results of operations and any other duties or tariffs, adverse changes in export policy, or other export restrictions enacted by the Government of India and related to our international business could harm our business and financial condition.

We derived 33.4% of our total revenue from our top five customers and distributors in fiscal 2013 and the loss of the revenue from such customers would harm our business, results of operations and financial conditions.

Our top five customers and distributors accounted for 33.4%, 46.6% and 50.5% of our total revenue for fiscal 2013, 2012 and 2011, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long term supply contracts with these customers and our business and results of operations would be harmed if we are unable to maintain or further develop our relationships with our key customers and distributors. The loss of a key customer or a number of key customers or distributors may harm our financial conditions and results of operations. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, may harm our sales.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or Sanctions Targets. We will not use any proceeds, directly or indirectly, from our IPO to fund any activities or business with any Sanctions Target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers have included private customers in Iran, Syria and other countries in the region. Iran and Syria are Sanctions Targets. For the year ended March 31, 2013, our indirect sales to private companies in Iran and Syria represented approximately 0.8 percent of our total revenue. Amira India has also made a limited number of immaterial direct sales of rice to private customers in Iran and Syria. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license that was issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe our historical activities were conducted in compliance with applicable U.S. Economic Sanctions Laws in all material respects, however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We do not intend to conduct future activities or transact business with any Sanctions Target, that are not permitted under current laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations and our policy on sales to Sanction Targets may change. If our policy changes, our sales to Sanction Targets will be conducted in compliance with all applicable law.

We are also subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contain similar prohibitions, although varying in both scope and jurisdiction. Although our U.S. subsidiary only transacts business in the U.S., we operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, which may negatively impact our results of operations.

We have adopted and are currently in the process of implementing formal controls and procedures to ensure that we are in compliance with OFAC and the FCPA and similar laws, regulations and sanctions. The execution of such controls and procedures could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. and Indian laws and regulations as well as foreign laws). A violation of these laws and regulations, or even an alleged violation, could harm our reputation and cause some of our U.S. investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some U.S. institutional investors might forego the purchase of our ordinary shares, all of which may negatively impact the trading prices of our ordinary shares.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati and other products in India and across the world. This will not only require some customization of our products to different `raphical markets having distinct tastes and preferences, but may also cause us to implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail and international markets, or realize the anticipated benefits from such initiatives, and any unforeseen costs or losses could harm our business and reputation, profitability and financial condition.

We rely on agents to procure sufficient Basmati paddy of the proper quality for our processing requirements.

We are largely dependent on agents known as “pucca artiyas” who are authorized to make purchases of paddy in the organized and government regulated agricultural produce markets in India known as “mandis.” These agents may not be able to procure the quantities required for our business while maintaining our quality standards. We have adopted standard operating procedures with respect to purchases, which include training and monitoring the performance of these agents, but we have no direct control over their purchasing activities. Any failure by these agents to deliver the right quantities or quality of paddy at the right price could harm our results of operations and financial condition. In addition, we typically enter into oral, non-binding agreements with these agents for the services they provide, and we may not be able to maintain these arrangements on substantially the same terms, if at all, which could harm our business, results of operations and financial condition.

In addition, despite the trend of consolidation in the market for Basmati rice in India in recent years, the paddy market remains relatively fragmented and includes organized and unorganized suppliers such as small family owned businesses. Accordingly, we expect this fragmentation to continue for the foreseeable future. These smaller companies may not be able to maintain a required flow of paddy should our volume requirements rapidly increase. If we are unable to buy sufficient paddy which meets our quality requirements for our business from these agents, we may not be able to process and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, our business and our results of operations.

Our operations and growth plans may be affected by the general availability of paddy, which can be reduced by adverse weather, disease and pests and overfarming of farmland.

Although Basmati rice is not entirely dependent upon a successful monsoon, Basmati and other paddy production can be harmed by the consistent failure of monsoons in India, extreme flooding or by other natural calamities or adverse weather. There is also the possibility that farmers currently growing paddy may shift their efforts toward the production of other crops, resulting in a drop in paddy production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, leaf blight, sheath blight, smut, blast, rice tango virus and stern borer are the major pests that affect our suppliers’ production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. In addition, the continued use of intensive irrigated rice-based cropping systems in producing Basmati paddy may cause deterioration of soil health and productivity. Any of these risks can impact the availability and current and future cost of paddy. The future growth of our business is dependent upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements, and our failure to do so would harm our business, results of operations and financial condition.

Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and we may be affected by natural disasters in the future.

Our proposed development of a new processing facility is subject to various risks and it may not be completed as planned or on schedule.

As part of our growth strategy, we intend to use approximately $25 million from the net proceeds of our IPO and $64 million in total over the next three years to develop a new processing facility in India. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to the need to find an appropriate location for the facility at acceptable costs, a lack of required equipment, permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, and increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans. If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategies, harm our product development efforts, and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations. While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow our execution of our business strategies, including expansion into new target markets, and our development and commercialization of new products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products, and develop new products. Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from such losses. Any of our employees may terminate their employment on two months’ notice or payment of their salary for such period.

Our inability to meet the consistent quality requirements of our customers or our inability to accurately predict and successfully adapt to changes in market demand could reduce demand for our products and harm our sales.

Our results of operations and projected growth, are largely dependent upon the demand for Basmati rice and our other food products in the Indian and international markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends, macroeconomic factors such as the condition of the economy and the level of consumer confidence. We are also subject to various policies of the countries or regions where our customers are located, such as in the EU, relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold to such countries, which may be upgraded or changed from time to time. Consumer preferences often change over time, and if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline. Our international customers often require that all the food we sell matches their quality standards and conduct sample checks on our products. The results from their sample checks may not reflect the quality of the rice we deliver to them, and the rice we sell to them may not comply with their quality specifications or requirements. If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. We must, on a regular basis, keep pace with the preferences and quality requirements of our Indian and international customers, invest continuously in new technology and processes to provide the desired quality product, and continually monitor and adapt to the changing market demand. Any such change in preferences or our inability to meet the consistent quality requirements of our customers could harm our business, results of operation and financial condition.

A significant portion of our income is derived from our international sales of Basmati rice, which may be dependent upon the economies and the governments of the key countries to which we sell and the policies passed by the Indian government, and any unfavorable change in such economies, governments or policies may harm our business.

We sell Basmati rice to customers in over 40 countries worldwide and significant portions of our international sales are to Asia Pacific, EMEA and North America. We plan to expand our international operations into additional countries in the near future. For fiscal 2013, our international revenue accounted for 54.3% of our total revenue. If there is an economic slowdown or other factors that affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders significantly, which may in turn lower the demand for our products and harm our revenue and profitability. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change in EU standards on the level of isoprothiolane content in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU, which standards reverted back to the formerly lower standard in November 2012.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by the respective governments, or any duties, pre-conditions or ban imposed by countries to which our products are sold, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, or a reduction in import subsidies, partial or total expropriation, and the risks of war, terrorism and other civil disturbances in our international markets for which we presently do not carry any adequate insurance coverage.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect from all sales made there on a credit basis, which could harm our business, results of operations and financial condition.

Water or power shortage or other utility supply issues in India could disrupt our processing and significantly harm our business, financial position and results of operations.

Our processing requires a continual supply of utilities such as water and electricity. Our processing facility, and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, financial condition and results of operations.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs and the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been recent focus in the United States on the potential levels of arsenic in rice and the Food and Drug Administration has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. There can be no assurance as to what measures, if any, may be taken by the Food and Drug Administration or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damages to human health.

Our suppliers’ business is susceptible to potential climate change globally and in India.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation by our suppliers may not entirely mitigate such negative effects. All of our paddy and raw materials for our other products are grown in tropical and subtropical areas. As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our suppliers’ crop production, which may significantly harm our business, results of operations and financial condition.

Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations.

We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our milling facility. However, any claim under the insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of paddy and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such inventory and business interruption losses may not be covered by our insurance policies. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our quarterly results to fluctuate.

Our operating expenses are denominated primarily in Indian Rupees; however, 54.3% of our total revenue for fiscal 2013 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our other results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Our results of operations have been impacted by such fluctuations in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past year, which may impact our results of operations in future periods. Any amounts we spend in order to hedge the risks to our business due to fluctuations in currencies may not adequately hedge against any losses we incur due to such fluctuations.

We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We are subject to a variety of federal, state, and local environmental laws and regulations in India and in the other locations in which we operate. Although we have implemented safety procedures to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings have been initiated against Amira India before the District Court, Gurgaon, India alleging Amira India’s failure to make proper arrangements for the disposal of ash and straw byproducts of our rice processing operations and causing air and noise pollution. While we have taken corrective measures and have since obtained renewal of approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water Act (Prevention and Control of Pollution) Act, 1974, similar allegations or legal proceedings may be initiated against us in the future in relation to non-compliance with applicable environmental laws. The current approvals are valid until March 31, 2016.

Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country. Environmental laws could become more stringent over time, requiring us to change our operations, or imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could significantly harm our financial condition or operating results.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, including those related to product contamination and product liability, which could significantly harm our business and results of operations.

From time to time, we may, in the ordinary course of business, be named as a defendant in lawsuits, claims and other legal proceedings. For example, we are currently involved in legal proceedings before the High Court of Delhi regarding a prohibition placed on us by the Department of Commerce, Ministry of Commerce and Industry of the Government of India, and we are also involved in certain proceedings in the Philippines. For more information, see “Item 4. Information on the Company-Legal Proceedings.” These actions may seek, among other things, compensation for alleged personal injury, worker’s compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could harm our liquidity.

In addition, the distribution and sale of our products involve an inherent risk of product liability claims and product recalls if our products become adulterated or misbranded, as well as any associated adverse publicity. Our products may contain undetected impurities or toxins that are not discovered until after the products have been consumed by customers. For instance, our products are subject to tampering and to contamination risks, such as mold, bacteria, insects and other pests. This could result in claims from our customers or others, or in a significant product recall, which could damage our business and reputation and involve significant costs to correct. In addition, contracts with our customers can be cancelled or products refunded as a result of these events. We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, and any product liability claim brought against us, regardless of its merit, or product recall could result in material expense, divert management’s attention, and harm our business, reputation and consumer confidence in our products.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

As a global company, we are subject to the risks arising from adverse changes in global economic and market conditions. The worldwide economy has been experiencing significant economic turbulence, and global credit and capital markets have experienced substantial volatility and disruption. These adverse conditions and general concerns about the fundamental soundness of Indian and international economies could limit our existing and potential partners’ and suppliers’ ability or willingness to invest in new technologies or capital. Moreover, these economic and market conditions could negatively impact our current and prospective customers’ ability or desire to purchase and pay for our products, or negatively impact our operating costs or the prices for our products. Changes in governmental banking, monetary and fiscal policies to address liquidity and increase credit availability may not be effective. Significant government investment and allocation of resources to assist the economic recovery of various sectors which do not include the food industry may reduce the resources available for government grants and related funding that could assist our expansion plans or otherwise benefit us. Any one of these events, and continuation or further deterioration of these financial and macroeconomic conditions, could prevent the successful and timely development and commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We rely on certifications by industry standards-setting bodies.

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally-recognized certifications. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and a SQF Certificate. In addition, we have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our manufacturing facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore it may not be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting food companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2013, 45.7% of our revenue was derived from sales in India. The CIA World Factbook estimates that consumer inflation in India was 12.0% in 2010, 6.8% in 2011 and 9.2% in 2012.  The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly over the past few years, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our financial condition and results of operations. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2013, we employed 326 persons to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our operating results and financial condition.

We rely upon independent third party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third party transportation providers for substantially all of our shipments of paddy and rice to storage, processing, packaging and distribution facilities, and from distribution facilities to market, and these shipments are primarily made by trucks. Our use of these delivery services for our shipments is subject to many risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third party transportation providers, which in turn would increase our costs.

Improper storage, processing and handling of our paddy or rice may cause damage to our inventories and, as a result, harm our business and results of operations.

We typically store paddy in covered warehouses, or in bags placed on raised platforms, or plinths, out in the open, and processed rice in covered warehouses. In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice. Even if paddy is appropriately stored in plinths out in the open, above-average rains may still harm the quality and value of paddy stored in this manner. In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue.

Stringent labor laws may harm our ability to have flexible human resource policies and labor union problems could negatively affect our processing capacity and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize. We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. For instance, in May 2005, certain workers at our processing facility declared a strike to demand higher wages and enhanced labor policies, and to protest certain workforce reductions. The strike was called off in 2006, but certain of such workers’ claims are currently pending adjudication before the Gurgaon Labour Court and the outcome of such adjudication may not be favorable to us. We also depend on third party contract labor. It is possible under Indian law that we may be held responsible for wage payments to these laborers if their contractors default on payment. We may be held liable for any non-payment by contractors and any such order or direction from a court or any other regulatory authority may harm our business and results of our operations.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, and although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India to Amira India. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India will be required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by non-resident entities. Upon the completion of the IPO and the concurrent share subscription, a majority of Amira India’s equity shares are directly held by Amira Mauritius, which is considered a non-resident entity under applicable Indian laws. Accordingly, any downstream investment by Amira India into another Indian company will have to be in compliance with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. While we believe that these regulations will not materially impact our operations in India, these requirements, which currently include minimum valuations for Indian company shares and restrictions on sources of funding for such investments, may restrict our ability to make further equity investments in India, including through Amira Mauritius and Amira India.

Terrorist acts and other acts of violence involving India or other neighboring countries could significantly harm our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may significantly harm the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business, results of operations and financial condition. In addition, any deterioration in international relations may result in investor concern regarding regional stability, which could decrease the price of our ordinary shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries, particularly Amira India, which we do not wholly own, and which will not pay us 100% of any dividend it declares, and whose ability to declare and pay dividends is restricted by loan covenants and Indian law.

We are a holding company with no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of Amira India’s current loans, it will be required to obtain the consent of certain lenders prior to declaring and paying dividends and its current loan facilities preclude it from paying cash dividends in the event it is in default of its repayment obligations. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and even if we decided it should, given the restrictions on paying dividends under Indian law, Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India and therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates. Although we believe that ANFI will have sufficient funds to fund its expenses for the foreseeable future, it may not be practicable for us to use dividends from Amira India to provide ANFI with funds for its expenses, and we can provide no assurance that ANFI will not require more funds than we originally expect for expenses.

For as long as we are an “emerging growth company,” we are not required to comply with certain reporting requirements that apply to other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from reporting requirements applicable to other public companies that are not emerging growth companies. These include: (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (2) not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the Securities and Exchange Commission determines otherwise, and (4) not being required to provide certain disclosure regarding executive compensation required of larger public companies. We could be an emerging growth company for up to five years from the end of our current fiscal year, although, if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any January 31 before the end of that five-year period, we would cease to be an emerging growth company as of the following July 31. We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions. If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and investors in our securities may not have the same protections afforded to shareholders of such companies.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements of the New York Stock Exchange. This may afford less protection to holders of our ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange. As a foreign private issuer, we may elect to follow certain home country corporate governance practices in lieu of certain New York Stock Exchange requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

In addition, we are a controlled company, or a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As a controlled company, we are exempt from complying with certain corporate governance requirements of the New York Stock Exchange. A foreign private issuer is required to disclose in its annual report that it is a controlled company and the basis for that determination.

As a company incorporated in the BVI and listed on the New York Stock Exchange, we intend to meet the New York Stock Exchange’s requirements without making use of the above-mentioned exemptions. However, in the future we may rely on certain exemptions. Such practices may afford less protection to holders of our ordinary shares.

There is a risk that we will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our portion of the gross income of our 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our portion of the assets of our 25% or more-owned corporate subsidiaries) produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of our ordinary shares, the U.S. holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries during our taxable year ended March 31, 2013, we do not believe that we will be treated as a PFIC for such year or in the foreseeable future. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules.

Insiders have substantial control over us, and their combined voting power of our ordinary shares and our Chairman and Chief Executive Officer’s direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 68.6% of the outstanding ordinary shares of ANFI. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the BVI, or our voluntary liquidation. As a result, they can cause, delay or prevent a change of control of, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders an opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and direct members of his family, hold a significant minority equity interest in Amira India, through which we conduct almost all our operations. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and these affiliates will also be entitled to receive distributions pro rata in accordance with their percentage ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where no similar ramifications would accrue to us or our public shareholders.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 20-F for the year ending March 31, 2014. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ending March 31, 2018, or if earlier, on our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company or become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

Lack of experience as officers of publicly-traded companies of our management team may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act will require us to obtain in connection with the first annual report we publicly file after the earlier of the fifth anniversary of our IPO or our determination that we no longer qualify as an “emerging growth company” under the JOBS Act.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property in order to increase awareness of the “Amira” name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

For example, in August 2011, the Department of Economic Development, Dubai (the “DED”), imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in the UAE, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, there is no existing monetary claim against Amira India in this matter and this matter has not affected our ability to sell our third-party branded products in the UAE. However, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE.

We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira India has filed multiple legal proceedings before various courts and forums in India against a number of third parties for infringement of the trademarks “Amira” and “Guru.” Amira India has successfully sought injunctive relief against a party from deceptively using our trademark “Guru” in one of the cases and in some cases has sought rectification of the register of trademarks, to restrain the third parties from using any mark or label that is identical or deceptively similar to Amira India’s registered trademarks.

In the future, additional litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could harm our business and results of operations.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products such as ready-to-eat snacks to complement our packaged rice offerings and we also sell bulk commodities to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network. We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. We sell our Amira branded products to Indian retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total. We also sell in both emerging and developed markets to global retailers such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final, and through the foodservice channel. Since 2010, Amira India has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In each of 2010, 2011 and 2012, Inc. India, a leading Indian business magazine, identified Amira India as one of India’s fastest growing mid-sized companies. In April 2013, Bharti Wal-Mart awarded us Best Partner in the “Staples” category for 2012.

The global rice market represented approximately $240 billion in value in 2010, according to statistics from FAO, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $40 billion in wholesale prices in fiscal 2011, within which the Indian Basmati rice segment is large and growing and was valued at approximately $4 billion in the same year, according to CRISIL Research. Volume sales of Basmati rice in India have increased at a 25.0% CAGR between fiscal 2006 and 2011, while Indian Basmati rice exports increased at a 20.2% CAGR between fiscal 2007 and 2011. International sales of Indian Basmati rice have also benefited from favorable pricing trends and have grown at a 39.5% CAGR in value sales between fiscal 2007 and 2011. We expect to continue to benefit from this significant growth in global demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall rice industry.

The growth of the Amira brand is the foundation of our strategy for expansion within our markets and the brand has gained significant traction with customers in markets where we sell our products as a trusted standard of premium quality. At the end of 2011, PlanmanMarcom, an Indian marketing and communications company, identified the Amira brand as a PowerBrand, one of the most powerful brands in India. Based on a multi-stage survey of 10,000 consumers in 22 cities across India, Amira was one of 81 brands identified as a PowerBrand out of a total of 3,000 brands surveyed, and one of only six food-sector PowerBrands, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata.

We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing, packaging, distribution and marketing. We have long-standing relationships with local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India. The facility spans a covered area of 310,221 square feet, with a processing capacity of 24 metric tons of paddy per hour.

In fiscal 2013, 2012 and 2011 our revenue was $413.7 million, $329.0 million and $255.0 million, respectively, representing a CAGR of 27.4%. In fiscal 2013, 2012 and 2011, our EBITDA, or profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization, was $52.2 million, $40.0 million and $31.0 million respectively, representing a CAGR of 29.8%.

Our Strengths

Our competitive strengths have contributed to our strong track record and we believe will enable us to capitalize on future growth opportunities:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global provider of packaged specialty rice, and primarily Basmati rice, a specialty long-grain rice grown only in certain regions of the Indian sub-continent and known for its long-grain and appealing aroma. Our leadership in the Basmati segment represents a distinct competitive advantage, since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Basmati segment continues to experience significant growth in India and internationally compared to the overall rice industry.

•	Strong and Growing Presence in over 40 Countries around the World, Primarily in Emerging Markets. In addition to our well-established business in India, our products are sold in over 40 countries worldwide. We have a branded presence in over 25 of these countries, which is a cornerstone of our global brand-building strategy. Our international markets are primarily comprised of high-growth emerging markets. Amira India has been recognized by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing companies, including illycaffe SpA and Intralinks.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products to more than 25 countries. In 2011,the Amira brand was recognized by PlanmanMarcom as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2010, 2011 and 2012, Inc. India, a leading Indian business magazine, identified Amira India as one of India’s fastest growing mid-sized companies. We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is our core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products, such as ready-to-eat snacks and edible oil, to drive further growth. We have successfully tailored our strategy to local market requirements and continuously focus on strengthening our brand and rolling out new value-added products.

•	Well-Established Relationships Resulting in Deep Understanding of Consumer Preferences. Since launching international third party branded sales over 30 years ago, we believe we have built strong relationships with large international and regional customers who market our products under their own brand through their own distribution networks regionally and around the world. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our new Amira branded products in many of these markets. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in the third party branded business. We have established relationships with a number of retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final globally, as well as institutions and distributors.

•	Superior Supply Chain Capabilities from Procurement to Distribution. Our long-standing relationships with local Indian paddy farmers and a network of procurement agents allow us to source paddy of consistently high quality. Our modern processing plant in Gurgaon, India is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India with access to developed infrastructure and transportation systems. Our processing facility includes state-of-the-art grading and packaging units, along with a modern in-house laboratory for quality assurance, and meets the highest international quality standards. In India, our direct sales team and network of 119 distributors provide us with a high degree of control over our product offerings. We have a strong and growing international presence through our company-managed distribution centers and 23 international distributors.

•	Strong Management Team with a Track Record of Success. As a family owned and managed business that has operated since 1915, we have nearly a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family owned and managed business to an international, professionally-managed business, and in 2008 we launched the Amira branded strategy to enhance our growth. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities, with an average of six years with us and 12 years in the industry. In fiscal 2013, 2012 and 2011, our revenue was $413.7 million, $329.0 million and $255.0 million, respectively, representing a CAGR of 27.4%. In fiscal 2013, 2012 and 2011, our EBITDA, or profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization, was $52.2 million, $40.0 million and $31.0 million, respectively, representing a CAGR of 29.8%.

Our Strategy

Our goal is to be the leading rice brand globally. Key elements of our growth strategy to achieve this goal include:

•	Accelerate Focus on Global Brand Building and Increasing Value-Added Offering. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across more than 25 countries within only three years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. In addition to penetrating markets with our Amira branded rice offerings, we continue to develop new products in attractive categories to increase our relevance with consumers and drive further growth.

•	Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends. We believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our119 Indian distributors currently provide us access to both traditional and modern trade retailers throughout India, and we have an average of six distributors per state. We plan to increase our concentration of Indian distributors to an average of nine per state throughout India in the next five years to significantly increase our access to all channels. In addition, we have opened one company-managed distribution center and plan to open additional company-managed distribution centers in 14 additional major cities in India over the next 30 months, to target modern trade retailers, which we expect will result in greater market penetration and higher margins.

•	Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade. According to Planet Retail, there is significant growth potential for modern retail in India, which in 2010 accounted for only approximately 9% of Indian retail trade, and is expected to grow at a 17.0% CAGR through 2020. The Government of India has recently taken various initiatives to promote foreign direct investment, which would accelerate the development of the modern retail trade in India. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•	Leverage Our Experience in International Markets to Enhance Amira Branded Penetration. Consistent with our historical branded growth strategy, we plan to leverage the success of our third party branded products in international markets to further penetrate our Amira branded product offerings. From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products. We recently entered the South Korean market and intend to either launch or increase our Amira branded presence in Saudi Arabia, Nigeria, France and Senegal, among other countries.

•	Expand into New High-Growth Markets. We expect to continue to increase our international sales, which were 54.3% of our revenue in fiscal 2013, by expanding into new high-growth markets. We plan to expand our sales into more than 25 additional countries in the next five years. We are currently focusing on the UK, Saudi Arabia, Bahrain, Jordan and Africa, among other countries, which we chose based on our sophisticated framework for evaluating new markets which takes into account market data collected by us, our local distributors and market research agencies.

•	Increase Processing Capacity and Operating Efficiencies to Capture Long Term Growth Opportunities and Drive Margin Expansion. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in India in 1995, which we believe remains one of the most sophisticated rice processing plants in India today. We intend to complete construction of a state-of-the-art processing facility in Haryana, India by fiscal 2015 using some of the proceeds of our IPO, which we believe will more than double our processing capacity. This will enable us to meet processing capacity demands in our business over the coming years and is also expected to drive margin expansion.

History

Our business was originally founded in 1915 by the Chanana family as an agricultural commodities and salt trading business. Prior to 1947, we were one of the largest suppliers of grain to the British Indian Army. Following the partition of India and Pakistan, our business was re-located in New Delhi, India and expanded to include the trade and supply of lentils and other legumes to Indian government agencies. Throughout the 1960s and 1970s, we focused on the processing and distribution of legumes. In 1978, we first established an international business division which imported legumes. In 1985, we began to process and distribute Basmati rice in India and internationally. In 1995, we constructed what we believe was the first automated rice plant in India which has been continuously upgraded to increase capacity. In 2006, our Chairman and Chief Executive Officer, Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family owned and managed business to an international, professionally managed business, and in 2008 we launched the Amira branded strategy to enhance our growth into the retail channel.

Corporate Structure

ANFI was incorporated in 2012 as a BVI business company and currently has no business operations of its own. Since the completion of our IPO on October 15, 2012, all our operations are conducted through Amira India and its subsidiaries, which we control through our wholly owned subsidiary, Amira Mauritius.

As of the date of this Annual Report, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. Together with Mr. Karan A. Chanana’s ownership of 68.6% of ANFI, this gives them an effective economic interest of 72.5% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be effected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described above.  Following such purchase, Mr. Karan A. Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 68.6% of the ordinary shares of ANFI, will give them an effective economic interest in Amira India of 74.8%.

In connection with the IPO, ANFI’s wholly-owned subsidiary Amira Mauritius purchased a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius controls but does not wholly own Amira India. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO (other than approximately $4 million retained by ANFI to fund its future operating expenses) and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”). Amira India plans to use approximately $25 million of the funds it received from this sale of shares to fund the development of a new processing facility. As of the date of this Annual Report, Amira India has utilized approximately $52 million out of the funds to repay outstanding indebtedness and the balance of $25 million is held in short term interest bearing fixed deposits with banks. By structuring the transfer of substantially all of the economic interests and control of Amira India as a new issue of its shares, no existing holders of Amira India equity shares received any portion of the net proceeds of the IPO, so we have been able to use all of these proceeds for our business.

Following the completion of this share purchase by Amira Mauritius, Mr. Chanana and his affiliates own 19.6% of the equity shares of Amira India and 68.6% of ANFI directly, giving them an effective economic interest in Amira India of 74.8% (assuming completion of the purchase by Mr. Chanana of 2.2% of Amira India that is not indirectly owned by ANFI or Mr. Chanana and his affiliates as explained above. As a result, an investor’s ownership of us following our IPO represents a smaller corresponding indirect ownership in Amira India.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the board of directors of Amira Mauritius shall be elected by shareholders of Amira Mauritius holding a majority of its equity shares at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the board of directors of Amira Mauritius consists of Karan A. Chanana, Sattar Hajee Abdoula and Yuvraj Thacoor. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India is elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the board of directors of Amira India consists of Karan A. Chanana, Anita Daing, Anil Gupta, Shyam Poddar (who has no familial relation to Ashish Poddar, our Chief Financial Officer) and Rahul Sood.

Exchange Agreement and Right of First Refusal

We have also entered into an exchange agreement, under which the shareholders of Amira India prior to the Amira Mauritius subscription (“the India Shareholders”), have the right, subject to the terms of the exchange agreement, to exchange all or a portion of their Amira India equity shares for, at our option, (1) ANFI ordinary shares at an exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the volume weighted average price per share on the exchange upon which ANFI ordinary shares are listed for the 15 trading days preceding the delivery of the notice of exchange, on the last day of each fiscal quarter. The exchange ratio is subject to adjustment by the Board of Directors of ANFI upon an India Shareholder’s exercise of such right to exchange in order that the exchange ratio accurately represents the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries. The purpose of the exchange agreement is to provide the terms upon which Amira India equity shares may eventually be converted into ordinary shares of ANFI at the option of the India Shareholders and to give us the flexibility to convert these Amira India equity shares into ANFI ordinary shares prior to or upon a change of control in order to increase the returns of our shareholders in the change of control.

In addition, in connection with a change of control, we will have the right to exchange all Amira India equity shares held by the India Shareholders for, at our option: (1) ANFI ordinary shares at the exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the per share consideration that the holders of ANFI ordinary shares are entitled to receive in the change of control transaction. An exchange in connection with a change in control will only be effective if the applicable change in control is consummated. As defined in the exchange agreement, a “change of control” refers to any:

•	merger, consolidation or other business combination of ANFI, Amira Mauritius Amira India or any of ANFI’s subsidiaries that, individually or as a group, represent all or substantially all of the consolidated business of ANFI or Amira India at that time, or any of their successors or other entities that own or hold substantially all the assets of ANFI, Amira Mauritius or Amira India and their respective subsidiaries (the “Amira Business”) that results in the shareholders or other equity holders of ANFI, Amira Mauritius, Amira India or the Amira Business, as the case may be, holding, directly or indirectly, less than fifty percent (50%) of the voting power of ANFI, Amira Mauritius, Amira India or the Amira Business, as applicable,

•         any transfer, in one or a series of related transactions, of (1) with respect to ANFI or any successor or other entity owning or holding substantially all the assets of ANFI, ordinary shares (or other equity interests) representing of 50% or more of the voting power of ANFI, or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (2) with respect to Amira Mauritius or any successor or other entity owning or holding substantially all the assets of Amira Mauritius, equity interests representing 50% or more of the voting power of Amira Mauritius or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (3) with respect to Amira India or any successor or other entity owning or holding substantially all of the assets of Amira India, equity shares representing 50% or more of the voting power of Amira India or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), other than the issuance of equity shares of Amira India to Amira Mauritius in accordance with the terms of the subscription agreement, or (4) with respect to the Amira Business, equity shares representing 50% or more of the voting power of the entities constituting the Amira Business, to a person or group (other than ANFI or any of its controlled subsidiaries), or

•	the sale or other disposition, in one or a series of related transactions, of all or substantially all of the assets of ANFI, Amira Mauritius, Amira India or the Amira Business.

Pursuant to the exchange agreement, ANFI, Amira Mauritius and Amira India have agreed that within 30 days after the date that the Board of Directors of ANFI has either authorized a corporate action to effect a change of 5% or greater in the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries, or determined that such a material change has occurred, the Board of Directors of ANFI will in good faith adjust the exchange ratio, determine the date when the adjusted exchange ratio will apply, and provide written notice of the material change and adjustment to the exchange ratio to the India Shareholders.

Any exchange of shares under the exchange agreement will be subject to all necessary approvals, including receipt of prior approval of Indian regulatory authorities. Further, any acquisition of Amira India’s equity shares by ANFI or Amira Mauritius from the India Shareholders, by exchange or in cash, must comply with applicable pricing guidelines issued by the Reserve Bank of India from time to time, and under current regulations, cannot be at a price lower than the RBI Price.

The exchange agreement also provides ANFI and Amira Mauritius a right of first refusal to purchase equity shares of Amira India that an India Shareholder (including Mr. Karan A. Chanana and his affiliates) proposes to transfer to any person, at the same price and on the same terms and conditions as those offered to the proposed transferee, subject to customary exceptions (including for estate planning purposes).

Our Organizational Structure

The following diagram illustrates our corporate structure as of March 31, 2013, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the exchange agreement.

(1) The directors of ANFI are Karan A. Chanana, Bimal Kishore Raizada, Sanjay Chanana, Neal Cravens, Daniel Malina and Shiv Surinder Kumar. The officers of ANFI are Mr. Karan A.Chanana, Chief Executive Officer, Ashish Poddar, Chief Financial Officer, Protik Guha, Chief Operating Officer and Sanjay Chanana, Secretary.

(2) The directors of Amira India are Karan A. Chanana, Anita Daing, Anil Gupta, Rahul Sood and Shyam Poddar. The officers of Amira India are Mr. Karan A. Chanana, Chairman, ProtikGuha, Chief Executive Officer, and Ashish Poddar, Chief Financial Officer. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India will be elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. As a result of the IPO and the concurrent share subscription, a majority of the equity shares of Amira India are owned by Amira Mauritius, such that ANFI, as the sole shareholder of Amira Mauritius, has the ability to elect all of the directors of Amira India.

(3) Assumes the completion of the purchase by Karan A. Chanana of 1,500,000 equity shares of Amira India.

We own 80.4% of Amira India and have consolidated its financial results into the financial statements included in this Annual Report. As a result, the remaining approximately 19.6% of Amira India that is not indirectly owned by ANFI has been reflected in our consolidated financial statements as a non-controlling interest and, accordingly, the profit after tax attributable to equity shareholders of ANFI has been reduced by a corresponding percentage.

The following table sets forth our significant subsidiaries as of March 31, 2013:

Name of company	Place of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	Delaware (United States)	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	Dubai Multi Commodities Centre (UAE)	100% by Amira India

Amira Foods (Malaysia) Sdn. Bhd	Malaysia	100% by Amira Food Pte. Ltd.

Amira G Foods Limited	United Kingdom	100% by Amira C Foods International DMCC

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati. We also provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, dairy and snack products. Our product focus is what we refer to as “Food Connect,” or the bond and cultural connection that food creates between people. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

Amira Branded Products

Our Amira branded products were formally launched in 2008 and currently consist of several rice varieties and ready-to-eat snacks across more than 25 international markets.

Category	Brand/Product Line	Product Features
Premium Basmati Rice

• Amira Pure Basmati Rice

• Amira Extra Long Grain Basmati Rice

• Amira Indian Basmati Rice

• Amira Brown Basmati Rice

• Amira Traditional Basmati Rice—New Crop

◦Amira Sameena Basmati Rice*

• Amira Pure Traditional Organic White Basmati Rice*

• Amira Good Health Whole Grain Pure and Organic Basmati Rice*

• Consists of the finest grains of aromatic Basmati • Aged for a minimum of 12 months • At least doubles in size when cooked • Rich taste and fragrant aroma

Value Basmati Rice

• Amira Daily Fresh Basmati Rice

• Amira Goodlength Day to Day

• Amira Goodlength Everyday Basmati Rice

• Amira Goodlength Broken Basmati Products

• Amira Parboiled Basmati Products

• Amira Banquet Rice

• Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice

• Value alternative commonly used as an “everyday” Basmati and by restaurant or catering companies

Category	Brand/Product Line	Product Features
Other Specialty Rice and Value Add Meals	• Amira Thai Jasmine Rice • Amira Sharbati Aromatic Long Grain Rice • Amira Kheer Rice • Amira Khichdi Rice

• Thai Jasmine rice is sourced from Thailand and has a fragrant aroma and chewy texture

• Sharbati Aromatic Long Grain Rice is an everyday rice for daily consumption and is often purchased by foodservice customers

• Amira Kheer Rice is formulated for rice pudding

• Amira Khichdi Rice is formulated for Indian and South Asian comfort food and is also used as infant and toddler food

Ready-To-Eat Snacks	• Amira Navratan Mix • Amira Aloo Bhujia • Amira Zabardast Slims • Amira BikaneriBhujia • Amira Khatta Meetha • Amira Moong Dal	• Crunchy, Indian-style ready-to-eat snacks • Popular among ethnic population • Mix of dried vegetables, nuts and legumes

Oil
	• Palmolein • Pure Vegetable Cooking Oil* • Vegetable Ghee (clarified butter)* • Shortening* • Margarine*	• Oils used in food preparation • Shortening and margarine can be customized and packaged to customer specifications

Dairy Products	• Amira Full Cream Milk Powder and Amira Skimmed Milk Powder ADPI Extra Grade* • Demineralised Whey Powder—90%* • Amira Lactose Edible Grade* • Amira Sweetened Condensed Milk*	• Used for cooking, as powdered milk, and as nutritional supplements added to drinks

*Product under development

We offer all of our products in an array of packages to meet different market needs. We continuously evaluate our existing products for quality, taste, nutritional value and cost and make improvements where possible. Additionally, we develop new and innovative products where we see market opportunity. We offer several types of rice, including AMIRA Brown Basmati, which is low-fat, cholesterol-free, high in fiber, and rich in vitamin B and manganese, and our Parboiled Basmati Products, which have 80% of the nutrients found in brown rice. In addition, we plan to offer brown and white organic rice which is processed from paddy grown without pesticides and packaged in organic paper.

Third party Branded Products

We sell a number of varieties of Basmati and non-Basmati packaged rice to many large international and regional customers, such as Euricom Spa, Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, the Seychelles State Trading Corporation Limited and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks. This business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

Category	Third party Brand/Country	Product Features
Third party Basmati Rice	• Euricom Brown Basmati Rice, Italy • Mahe Regular White Basmati Rice (Economy), Seychelles • Mahe Premium White Basmati Rice (Premium), Seychelles	• Consists of the finest grains of pure traditional aromatic Indian Basmati • Available in brown, white and parboiled rice • Rich taste and fragrant aroma

Third party Non-Basmati Rice	• Bulog Non-Basmati Rice, Indonesia • Platinum Corp. FZE Non-Basmati Parboiled Rice, Nigeria ◦ Bonne Chance Long Grain Rice, Abidjan	• Non-Basmati white rice which is between 10% and 100% broken and may be parboiled

Institutional Products

Our institutional business primarily consists of the opportunistic sale of bulk commodities, including maize, sugar, soybean meal, onion, potato and millet. We sell these products to large international and regional trading firms.

Production

Our Basmati rice operations include procurement, inspection, cleaning, drying, parboiling, storage and aging, processing, sorting, packaging, branding and distribution. We purchase our non-Basmati rice from other rice processors, and contract with third parties to produce and package our snacks and edible oils.

Paddy and Semi-Processed Rice Procurement

Paddy procurement

The primary raw material that we use in producing Basmati rice is Basmati paddy. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. The harvested grain is referred to as “paddy.” In India, Basmati paddy is typically harvested between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season, although we also purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices. Our Basmati procurement team purchases paddy to be stored for aging and processing throughout the year from the major Basmati paddy production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” or through licensed procurement agents. Licensed procurement agents, or “puccaartiyas,” evaluate, test and purchase paddy on our behalf at mandis. We have long-standing relationships with procurement agents for sourcing paddy and are knowledgeable about and experienced with local areas and farmers.

Our ability to procure adequate quantities and good quality paddy is affected by crop conditions. For example, yields of paddy could decrease and the price of paddy could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe paddy is generally available at reasonable, stable prices. We have not encountered any processing interruptions due to paddy shortages since we commenced our Basmati operations in 1985.

Semi-processed rice procurement

Semi-processed rice procurement is done through approved vendors. These vendors are sourced through approved brokers with whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged non-Basmati rice. We purchase the semi-processed rice, ship the product into our rice mill and then finish, pack, and sell the product to our customers and distributors.

Paddy Drying, Parboiling, Storage and Aging

After the paddy is tested and then unloaded at our processing facility, it is pre-cleaned and dried to prevent deterioration. After it has been dried, some of our paddy is parboiled. Parboiling involves soaking the paddy in water, steaming it before removing the husk, and further hydrating, heating and drying it. Parboiling improves the nutritional profile of Basmati rice, causing it to retain more nutrients than regular milled Basmati rice, and changes its texture so that it has a fluffier consistency. After it has been dried, and where appropriate, parboiled, we store and age the paddy for six to seven months in our warehouses or open plinths. Aging dehydrates the Basmati paddy, which results in its rice grains elongating more when cooked.

Processing and Additional Storage and Aging

Prior to further processing, the paddy is cleaned again to remove any residual dust or impurities and foreign materials. The paddy is then milled using a rice huller to remove the paddy’s outer and inner husk. Once the husk has been removed, the resulting rice is polished and the broken rice is removed and retained. We sell broken Basmati rice as Amira branded “Every Day” Basmati rice at an economical price compared to full grain Basmati rice. Byproducts produced as a result of processing the paddy are husk, bran and broken rice, which we further process and sort to produce other Amira branded rice products such as Kheer and Kichdi rice and Amira Goodlength Day to Day rice. Once the paddy products and the broken rice have been removed, the remaining rice is sorted by color and graded. Basmati rice is hygienically aged in our warehouses for an additional four to six months. Finally, our rice and rice products are packaged in our processing facility and prepared for shipment.

Inspection

All paddy is checked for quality at the time of purchase and prior to loading it on the trucks that transport them to our processing facility. Further, the paddy bags are sample checked on arrival at storage locations to ensure that the paddy meets the quality specifications based on our purchase. We have a fully equipped laboratory that checks quality at various stages of paddy procurement and rice processing. In addition, after the rice has been processed, we inspect the rice to ensure that it meets our and our customers’ quality standards. We have implemented strong measures throughout processing to ensure product quality and food safety. Our standardized processing, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies. We have also received an ISO: 9001:2008 quality management accreditation for our rice processing facility, which has been renewed yearly and is currently valid until March 2016.

Certifications

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally-recognized certifications. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and a SQF Certificate. In addition, our facilities have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, an international company which provides health and safety certifications, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India.

Sales, Marketing and Distribution

As of March 31, 2013, we had 120 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 100 of them are focused on sales and marketing to the Indian market, and 20 of them are focused on sales and marketing internationally. We have opened one company managed distribution center and are currently working on two new sites for our direct distribution centers in India. Our team continues to target having company-managed distribution centers in 14 additional major cities in India over the next 30 months, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

Our products also reach our Indian customers through our network of 119 regional distributors. Our products reach our international customers through our network of 23 third party international distributors in 17 countries, who coordinate regional marketing, sales and distribution, including five distributors in the United States.

Customers

Customers for our Amira branded products include Indian retailers such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco India), and Total and global retailers such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s, and Smart & Final, and through the foodservice channel. Our third party branded products are sold to many international and regional customers in more than 40 countries, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, and SGS International Rice Co. Inc., who market them under their own brands through their own distribution networks. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 33.4%, 46.6% and 50.5%, of our revenue in fiscal 2013, 2012 and 2011 respectively. No single customer or distributor accounted for over 13% of our revenue during fiscal 2013, 27% of our revenue during fiscal 2012 or 18% of our revenue during fiscal 2011. Our other retail customers in India consist of small, privately owned independent stores, typically at a single location, which we refer to as traditional retail, that we access through our distribution network.

Competition

The rice industry in India is highly fragmented and intensely competitive. Competition in the rice markets is principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with various types of competitors in the fragmented and unorganized Basmati rice market, including other large Indian distributors and national rice brands to smaller businesses in India and around the world. Internationally, our major competitors are leading Indian overseas Basmati rice companies. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal and Punjab, Rajasthan, Jammu and Kashmir, and in a part of the Punjab region located in Pakistan which enjoy the climatic conditions required to successfully grow Basmati rice. A type of rice similar to Basmati is grown and sold as Basmati rice from California and Texas, among other places. According to Euromonitor, in the global packaged rice landscape, the top 10 brands only accounted for 9.1% of market share by value in 2010.

Intellectual Property

We protect our intellectual property through copyright and trademark laws. Our intellectual property includes the registered trademarks “Amira,” Goodlength,” and “Daily Fresh” under the Indian Trade Marks Act, 1999. The registration of a trademark is valid for ten years but can be renewed. In addition, we have applied for the registration of the “Amira Food Connect” logo, the “Amira Pure” label and “Amira” across certain other product categories. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted. Further, we have obtained copyright protection for certain of our intellectual property, which include our “Amira” label and logo, under the Indian Copyright Act, 1957. While registration is not a prerequisite for acquiring or enforcing copyrights, registration creates a presumption favoring the ownership of the registered owner. Copyright registration in India gives copyright protection in 165 other countries which are signatories to the Berne Convention.

We have also registered, or are in the process of registering, trade names and trademarks internationally in various countries where our products are sold, including in the United States.

Employees

As of March 31, 2013, 2012 and 2011, we had 326, 226 and 210 full time employees, respectively. As of March 31, 2013, we had 45 employees working in our accounting and finance department, 120 working in sales, marketing and distribution, and 91 working at our processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

Insurance

We currently maintain commercial general liability insurance and property insurance. We also have liability insurance for our directors and officers.

Legal Proceedings

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe will have a significant effect on our financial position or profitability.

On April 4, 2012, a vessel carrying rice owned by Amira C Foods International DMCC with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines for purposes of temporary warehousing and trans-shipment. Amira C Foods International DMCC engaged Metro Eastern Trading Corp., or Metro Eastern, a registered “locator,” duly authorized and regulated by the Subic Bay Metropolitan Authority to unload, warehouse, and transship the vessel’s cargo. On May 15, 2012, the Collector of Customs (the “COC”) in the Port of Subic Bay issued a warrant of seizure and detention to Metro Eastern with respect to the shipment alleging violation of certain sections of the Tariff and Customs Code of the Philippines. On June 8, 2012, Amira C Foods International DMCC filed a position paper with the COC as an intervenor, being the legal owner of the goods, arguing that the COC lacks jurisdiction over the goods because they were never imported into the Philippines, but only transshipped into the Port of Subic free trade zone. On June 15, 2012, Amira C Foods International DMCC’s legal counsel received an undated decision from the COC issued against Metro Eastern, upholding the seizure of the rice shipment and forfeiture of the goods to the Philippines on grounds that the shipment was imported into the Philippines without a valid import permit. On June 27, 2012, the rice subject to the warrant was sold to a related party for $11,445,000 under an arrangement that effectively transferred all risks and rewards to the goods without any recourse or further obligation, other than our obligation to make best efforts to assist the purchaser in any regulatory, port and customs clearance required to transship the goods, the cost of which will be borne by the purchaser. Both Metro Eastern and Amira C Foods International DMCC as intervenor appealed this decision with the Office of the Commissioner of the Bureau of Customs (“BOC”), and we were notified on October 3, 2012 that this appeal was denied. We believe there are several grounds for this decision to be reversed on appeal, including that all goods located in the SSEZ in the Port of Subic Bay are outside of the legal jurisdiction of the Customs Authority of the Philippines, and that the shipment was landed there solely for purposes of transshipment and not for importation into the Philippines. Accordingly, on October 16, 2012, Amira C Foods International DMCC filed an appeal with the Court of Tax Appeals (“CTA”), contesting the BOC decision on grounds that it was contrary to law and prevailing jurisprudence. We intend to continue seeking the reversal of this decision with the Court of Tax Appeals of the Philippines, and if necessary with higher courts.

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million (approximately $11.66 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the COC, the full bid amount has been delivered to the COC and such amount has been deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods International DMCC.

After several motions for extension, the BOC as represented by the Office of the Solicitor General (“OSG”) filed its Answer dated January 4, 2013. In its Answer, the OSG essentially reiterated the arguments in assailed Decision dated September 11, 2012 to justify the seizure and forfeiture of the subject rice. We have filed our Motion to Admit Attached Reply dated January 18, 2013 refuting the arguments of the OSG.

The case is currently at the pre-trial stage. To limit the disputed issues that must be subject to proof by the parties, both parties have submitted a Joint Stipulation of Facts. Should the CTA rule against Amira C Foods International DMCC, we intend to appeal the ruling to the higher courts.

Concurrently with the proceedings of the BOC, the Senate of the Philippines conducted fact-finding hearings in support of potential legislation with regard to these events. Protik Guha, our chief operating officer, testified before one such hearing on August 22, 2012. On September 4, 2012, at a hearing that Mr. Guha did not attend, the Senate of the Philippines cited Mr. Guha in contempt for allegedly testifying falsely before the Senate and ordered his detention. This citation is an administrative and not a criminal matter. A motion for reconsideration to lift the contempt citation with accompanying back-up support was filed. However, on October 16, 2012, the Senate Joint Committees denied the motion for reconsideration. Consequently, the warrant for Mr. Guha’s arrest issued by the Senate remains outstanding. Mr. Guha maintains that he did not falsely testify before the Senate and will continue to explore all available legal options. We do not believe that the Senate hearings or its report will have a material effect on our business.

An order dated November 10, 2010 was issued against Amira India by the Department of Commerce, Ministry of Commerce and Industry of the Government of India. This order prohibits Amira India from entering into transactions with certain public sector undertakings, or PSUs, of the Department of Commerce. The basis of the prohibition was the claim that Amira India had appropriated all the profits from the export of non-Basmati rice to Ghana and Comoros, in 2008 and 2009, under a specific relaxation notification issued by the Director General of Foreign Trade while the PSUs were only paid a fixed trading margin of the total value of the export. According to the Government of India, the profits should have inured to the benefit of the PSU, acting as exporter, and Amira India should have merely acted as a shipper. Amira India was alleged to have colluded with PSU employees and the foreign governments to deprive the PSUs of the profits. Amira India appealed this order to the High Court of Delhi and the High Court of Delhi subsequently reversed the order on the grounds that it was issued without a hearing or issuance of a show cause notice. The Department of Commerce responded by issuing a show cause notice in April 2011, providing a hearing to Amira India, and reinstating the prohibition, through an order passed in April 2011. Amira India has challenged the said order by filing another petition before the High Court of Delhi. The matter is pending before the court and is currently at the stage of final arguments. The order also stated that the matter was referred to India’s Central Bureau of Investigation, or CBI. However, Amira India has not received any notice or other requests for information from the CBI as yet. Since the Department of Commerce has not requested monetary damages and we do not currently do business with PSUs, we do not believe that this proceeding will materially affect our business unless the Government of India reinstates the ban against the export of non-Basmati rice other than through the concerned PSUs.

Further, Amira India is involved in ordinary course government tax audits from time to time, which typically include assessment proceedings carried out in relation to tax returns filed for previous years, which may result in further tax demands by relevant taxation authorities, including the disallowance of certain claimed deductions. The aggregate additional and unpaid tax liability which Amira India may be required to pay, pursuant to such proceedings, is estimated to be approximately $623,529, excluding any penalties that may be levied by the tax authorities.

On November 23, 2010 Amira India along with its directors and certain key officials were subjected to search and survey proceedings by the Indian Income Tax Act Authority under the Indian Income Tax Act, 1961. During the course of these proceedings, the Income Tax authorities took custody of certain records and documents of the Company. The Company received notices from the Indian Income Tax Authority asking management to submit income tax statements for the period beginning April 1, 2004 to March 31, 2012. Subsequently, in the spirit of settlement and to fulfill its procedural obligations under the Indian Income Tax Act, 1961, Amira India filed a petition before the Income Tax Settlement Commission and has paid the tax amounting to $188,784. We do not believe that we will be required to pay any material additional amount as the result of these proceedings.

In August 2011, the DED imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in the UAE, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. While the negotiations are still ongoing, we may not be able to reach a final settlement with Arab & India Spices LLC, which could impair our ability to sell our “Amira” branded products in the UAE. However, this matter has not affected our ability to sell our third-party branded products to the UAE and there is no existing monetary claim against Amira India in this matter.

Seasonality of our Business

Our revenue is typically higher from October through March than from April through September. Due to inherent seasonality in our business, our results may vary by quarter. For example, in fiscal 2013, our revenue was greatest in the quarter ended March 31, 2013 and lowest in the quarter ended September 30, 2012. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed Basmati rice and paddy was 10 months, 11 months and 18 months for the fiscal years 2013, 2012 and 2011, respectively. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by this inventory. Our results of operations may also be impacted by fluctuations in foreign currency. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Foreign exchange fluctuations.”

Government Regulations Applicable to Our Business in India

The following description is a summary of the material regulations and policies, which are applicable to our business in India.

Regulations Related to Agricultural Produce and Exports

The Government of India, under the Foreign Trade (Development & Regulation) Act, 1992, or the Foreign Trade Act, together with the Foreign Trade Policy, provides for development and regulation of foreign trade by facilitating imports into, and augmenting exports from India, as a part of which it sets the minimum export price of goods, including Basmati and non-Basmati rice, from time to time. While the MEP for Basmati rice was terminated in July 2012, the Government of India may in the future reinstitute an MEP for Basmati rice. The Foreign Trade Act empowers the Director General of Foreign Trade to advise the Government of India in formulation of export and import policy and to implement such policy. The Foreign Trade Act prohibits any person from importing or exporting any goods without an importer-exporter code number, granted by the Director General of Foreign Trade or an officer authorized by the Director General of Foreign Trade.

The Indian Ministry of Agriculture has established the Commission for Agricultural Costs and Prices, or CACP, to advise it on the price policy of major agricultural commodities. The CACP provides recommendations in relation to the minimum fixed price of major agricultural produce, such as paddy, every year. These prices are announced by the Government of India with a view to ensure compensatory prices to farmers for their produce.

Further, agriculture produce market committee laws have been enacted by various Indian state governments for benefit of Indian farmers, providing for better regulation of the purchase, sale, storage and processing of agricultural produce, including rice, and the establishment of established market areas for such produce known as “mandies”, each governed by a market committee, within the respective state. Under the legislation, only persons with valid licenses are permitted to purchase, sell, store or process agricultural produce on behalf of buyers and sellers.

In addition to the above policies of the Government of India, the following are some of the important regulations that apply to our business in India:

Agricultural Produce (Grading and Marking) Act, 1937

The Agricultural Produce (Grading and Marking) Act, 1937, or the APGM Act, was enacted to provide for the grading and marking of agricultural and other produce. The APGM Act gives powers to the Government of India to make rules for fixing the quality of agricultural produce. It provides powers of entry, inspection and search and seizure to the inspecting authorities and penalties for violating the provisions of the AGPM Act.

The Export (Quality Control and Inspection) Act, 1963

The Export (Quality Control and Inspection) Act, 1963, or the Export Quality Act, was enacted for the further development of an export trade from India through quality control and inspection. The Export Quality Act provides for establishment of export inspection council to advise the Government of India regarding measures for quality control and inspection for commodities intended for export. The Export Quality Act authorizes the Government of India to notify commodities which shall be subject to quality control and inspection and specify the type of quality control or inspection applicable, and the agencies authorized to conduct quality control or inspection. The Government of India also has power to obtain information from exporters, inspect their premises and seize commodities. The Export Quality Act also provides for fines and penalties in case of non-compliance.

The Agricultural and Processed Food Products Export Development Authority Act, 1985

The Agricultural and Processed Food Products Export Development Authority Act provides for the establishment of the Agricultural and Processed Food Products Export Development Authority for the purpose of promotion and development of industries engaged in the export of certain scheduled products, including cereal and cereal products, and registration of and filing of returns by persons exporting the scheduled products. Under this act, the Government of India also has the authority to prohibit, restrict or otherwise regulate the import and export of the scheduled products.

The Export of Basmati Rice (Quality Control and Inspection) Rules, 2003

In exercise of powers conferred under Export (Quality Control and Inspection) Act, 1963 the Government of India has adopted the Export of Basmati Rice (Quality Control and Inspection) Rules, 2003, or the Basmati Rice Rules. The Basmati Rice Rules provide for inspection of Basmati rice by the Export Inspection Council to ascertain conformity with quality specifications prescribed by the Government of India. An exporter intending to export a consignment of Basmati rice is required to register the contract with the Agricultural and Processed Food Products Export Development Authority along with a declaration that adequate quality control has been exercised. On satisfying itself that adequate quality controls have been exercised, the agency issues a certificate declaring the consignment as export worthy.

In 2007, the Government of India banned the export of non-Basmati rice. However, pursuant to a notification (No. 71 (RE-2010)/2009-2014) dated September 9, 2011, issued by the Ministry of Commerce and Industry of the Government of India, non-Basmati rice can again be exported from India, subject to certain conditions specified in the notification.

Regulations Related to Food Quality

The Food Safety and Standards Act, 2006

The Food Safety and Standards Act, 2006, or the FSS Act, provides for the establishment of the Food Safety and Standards Authority of India, or the Food Authority, which lays down scientific standards for food and regulates the manufacture, storage, distribution, sale and import of food. The Food Authority is also required to provide scientific advice and technical support to the Government of India and Indian state governments in framing the Policy Rules and Regulations under the Act relating to food safety and nutrition. The FSS Act also sets forth regulations relating to the license and registration of food businesses, general principles for food safety, responsibilities of food business operators and liability of manufacturers and sellers, and provides for punishment, prosecution and adjudication for offences under the Act.

Environmental Regulations

Our business in India is subject to various environmental laws and regulations. Compliance with relevant environmental laws is the responsibility of the occupier or operator of the facilities. Our operations require various environmental and other permits covering, among other things, water use and discharges, waste disposal and air and other emissions. Major environmental laws applicable to our operations are set forth below.

The Environment (Protection) Act, 1986

The Environment (Protection) Act, 1986, or the EPA, is an umbrella legislation which encompasses various environment protection laws in India. The EPA grants the Government of India the power to take any measures it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling pollution. Penalties for violation of the EPA include imprisonment, payment of a fine, or both.

Under the EPA and the Environment (Protection) Rules, 1986, as amended, the Government of India has issued a notification (S.O. 1533(E)) dated September 14, 2006, or the EIA Notification, which requires that prior approval of the Ministry of Environment and Forests, or the MoEF, or the State Environment Impact Assessment Authority, or the SEIAA, as the case may be, be obtained for the establishment of any new project and for expansion or modernization of existing projects specified in the EIA Notification. The EIA Notification states that obtaining of prior environment clearance includes four stages: screening, scoping, public consultation and appraisal.

An application for environment clearance is made after the prospective project or activity site has been identified, but prior to commencing construction activity or other land preparation. Certain projects which require approval from the SEIAA may not require an EIA report. For projects that require preparation of an EIA report, public consultation involving public hearing and written responses is conducted by the State Pollution Control Board, prior to submission of a final EIA report. The environmental clearance (for commencement of the project) is valid for up to five years for all projects (other than mining projects). This period may be extended by the concerned regulator for up to five years.

The Water (Prevention and Control of Pollution) Act, 1974

The Water (Prevention and Control of Pollution) Act, 1974, or the Water Act, aims to prevent and control water pollution and to maintain or restore water purity. The Water Act provides for one central pollution control board, as well as various state pollution control boards, to be formed to implement its provisions. The Water Act debars any person from establishing any industry, operation or process or any treatment and disposal system likely to discharge sewage or other pollution into a water body, without prior consent of the State Pollution Control Board.

The Air (Prevention and Control of Pollution) Act, 1981

The Air (Prevention and Control of Pollution) Act, 1981, or the Air Act, aims to prevent, control and abate air pollution, and stipulates that no person shall, without prior consent of the State Pollution Control Board, establish or operate any industrial plant which emits air pollutants in an air pollution control area. The Central Pollution Control Board and State Pollution Control Board constituted under the Water Act perform similar functions under the Air Act as well. Not all provisions of the Air Act apply automatically to all parts of India, and the State Pollution Control Board must notify an area as an “air pollution control area” before the restrictions under the Air Act apply.

The Hazardous Wastes (Management, Handling and Transboundary Movement) Rules, 2008

The Hazardous Wastes (Management, Handling and Transboundary Movement) Rules, 2008, or the Hazardous Wastes Rules, regulate the collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose of such waste without harming the environment. Every occupier and operator of a facility generating hazardous waste must obtain approval from the applicable State Pollution Control Board.

The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and must pay any fine that may be levied by the respective State Pollution Control Board.

The Plastic (Waste Management and Handling) Rules 2011

The Plastic (Waste Management and Handling) Rules 2011 take into account the significant growth in waste generation, predominantly in the form of carry bags and multi-layered plastic packaging, and lays out procedures and guidelines for plastic waste collection, segregation and disposal. The Plastic Rules include the stipulation of benchmarked standards for recycling facilities, mandatory pricing of consumer carry bags given by retailers, a labeling scheme, and extended responsibility to both manufacturers and users of plastic packaging.

Foreign Investment Regulations

Pursuant to the Consolidated Foreign Direct Investment policy (effective from April 5, 2013) issued by the Department of Industrial Policy and Promotion of the Government of India, 100% foreign direct investment is allowed in services related to agricultural and related sectors.

Principal operating facilities

As of March 31, 2013, our material properties consist of one office and one processing facility in India, seven international offices in India, Malaysia, Dubai, Singapore, the United Kingdom, the United States and Nigeria, 11 warehouse facilities in India, and two warehouse facilities in the United States. We own our processing facility and lease the other properties.

Our processing facility is located in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of 310,221 square feet. We plan to use part of the proceeds of our IPO to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2013 to approximately 60 metric tons per hour by fiscal 2015 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we plan to close down the oldest two of the three milling plants at our existing facility, which together have a milling and sorting capacity of 12 metric tons per hour.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Forward-Looking Statements” and “Item 3D. Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. We generate the majority of our revenue through the sale of Basmati rice - premium long-grain rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand as well as under other third party brands. Our fourth generation leadership has leveraged nearly a century of experience to take the Amira brand global in recent years. We recently launched new lines of Amira branded products such as ready-to-eat snacks to complement our packaged rice offerings and we also sell bulk commodities to large international and regional trading firms.

We sell our products, primarily in emerging markets, through a broad distribution network. We launched our flagship Amira brand in 2008 and now sell our branded products in more than 25 countries. In emerging markets, our customer channels include traditional retail, which we define as small, privately-owned independent stores, typically at a single location, and modern trade retailers, which we define as large supermarkets typically in a mall or on a commercial street and usually part of a chain of stores. Since 2010, Amira India has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffeSpA and Intralinks. In 2010, 2011 and 2012, Inc. India, a leading Indian business magazine, identified Amira India as one of India’s fastest growing mid-sized companies. In April 2013, Bharti Wal-Mart awarded us Best Partner in the “Staples” category for 2012.

Revenue for fiscal 2013 was $413.7 million, with sales of Amira branded and third party branded products contributing 98.2% of our revenue and sales of bulk commodity products to our institutional clients contributing 1.8% of our revenue. Revenue for fiscal 2012 was $329.0 million, with sales of Amira branded and third party branded products contributing 91.9% of our revenue and sales of bulk commodity products to our institutional clients contributing 8.1% of our revenue. Revenue for fiscal 2011 was $255.0 million, with sales of Amira branded and third party branded products contributing 83.5% of our revenue and sales of bulk commodity products to our institutional clients contributing 16.5% of our revenue.

Our Indian business consists primarily of sales under the Amira brand name. We believe that we have a pan-Indian presence and reach our customers through 119 distributors that sell our products to both traditional and modern retailers, as well as foodservice customers. Our international business primarily consists of the sale of Amira branded, third party branded and institutional products in more than 40 countries worldwide. We access these international markets through a combination of regional offices, in-country distribution and global retailer relationships. Our international markets consist primarily of high-growth emerging markets.

As of March 31, 2013, we had 120 employees working exclusively in sales, marketing and distribution. We divide these personnel across different geographic regions in India and the rest of the world. 100 of them are focused on sales and marketing to the Indian market, and 20 of them are focused on sales and marketing internationally. We have opened one company managed distribution center and are currently working on two new sites for our direct distribution centers in India. Our team continues to target having company-managed distribution centers in 14 additional major cities in India over the next 30 months, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

We believe we have strong relationships with a network of large distributors. As of March 31, 2013, we had 119 distributors across India and 23 international distributors. In order to further increase our Indian and international revenue, particularly for our branded products in India, we have recently entered into arrangements with leading retail chains for the distribution of our Amira branded products, including Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, and Carrefour, Costco, Jetro, Restaurant Depot, Lulu’s and Smart & Final globally. We sell our third-party branded products to many large international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks.

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2013, 2012 and 2011, we derived 76.1%, 69.8% and 61.0% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing. Consumption of Basmati rice in India is estimated to have grown at a CAGR of 25.0% to 1.5 million metric tons in fiscal 2011 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL Research. Indian Basmati rice exports grew at a CAGR of 20.2% by volume between fiscal 2007 and 2011. However, any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2013, 2012 and 2011, our revenue from international sales was $224.8 million, $217.0 million and $157.7 million, respectively, and accounted for 54.3%, 66.0% and 61.9% respectively, of our revenue in these periods. We sold our products to customers in over 40 countries and significant portions of our international sales were to Asia Pacific, EMEA and North America.

Region	FY 2013	FY 2012	FY 2011
	(Amount in $ million)
EMEA	193.3	165.5	77.1
Asia Pacific (excluding India)	24.7	47.1	78.4
North America	6.8	4.4	2.2
Total	224.8	217.0	157.7

We plan to expand our international operations into additional countries in the near future. Our international sales are dependent on general economic conditions in our various international markets and regulatory policies and governmental initiatives of these jurisdictions relating to the import of Basmati rice and our other products from India. Over the last decade, our relationships with key customers have led to an increase in the number as well as the size of orders, which resulted in increased revenue from international sales of Basmati rice.

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008 and currently consist of several rice varieties and ready-to-eat snacks. We sell our branded products to retailers in India such as Bharti Wal-Mart, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total, and to global retailers in more than 25 international markets—including both emerging and developed markets- such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s and Smart & Final, and through the foodservice channel.

In India, we primarily sell Basmati rice and other packaged foods such as ready-to-eat snacks under the Amira brand name. Branded Basmati rice typically produces higher margins compared to non-branded Basmati rice. Sales of our branded products have increased as a percentage of revenue in recent years, and we believe that the expansion of our distribution network and arrangements with large retail chains in India will result in increased Indian revenue from Amira branded products.

Consistent with our historical branded growth strategy, we plan to leverage our success in existing international markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We intend to either launch or increase our Amira branded presence in more than 25 additional countries in the next five years.

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed Basmati rice and paddy was 10 months ,11 months and 18 months for the fiscal years 2013, 2012 and 2011, respectively. Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2013, 2012 and 2011, we had $161.6 million, $141.8 million and $161.0 million of total indebtedness, respectively, of which more than 99% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” Our interest expense as a percentage of revenue decreased due to the use of approximately $52 million of the net proceeds of our IPO to repay a portion of our outstanding secured revolving credit facilities.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to use part of the proceeds of our IPO to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2013 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we also plan to close down the oldest two of the three milling plants at our existing facility, each of which has a milling and sorting capacity of six metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour by fiscal 2015. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, presented as a percentage of revenue in fiscal 2013, 2012 and 2011 are 77.3%, 80.1% and 80.8%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

Our ability to procure adequate quantities and good quality Basmati paddy also depends on crop conditions. For example, crop yields of Basmati paddy could decrease due to inadequate or delayed monsoons or heavy rains and high winds. The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. In determining the quantity and price of Basmati paddy that we purchase, we rely on the historic demand and supply of particular Basmati varieties; estimates and forecasts of demand based on market information through continuing interaction with significant customers, and expectation of the supply, quantity, quality and price of Basmati paddy based on information from farmers and our procurement agents.

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are typically denominated in U.S. dollars, and occasionally in Euros and UAE Dirham. In fiscal 2013, 2012 and 2011, our revenue from international sales was 54.3%, 66.0% and 61.9%, respectively, of our revenue. As of March 31, 2013, foreign currency receivables (net) were $20.9 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We enter into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. Forward foreign currency exchange contracts outstanding as of March 31, 2013, 2012 and 2011 was $73.4 million, $166.2 million and $85.3 million, respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee has depreciated against the U.S. dollar during fiscal 2013, and this depreciation may impact our results of operations in future periods.

Financial Operations Overview

Revenue

We derive our revenue primarily from the sale of Amira branded and third party branded products and bulk commodities to our customers in both Indian and international markets. The revenue is presented net of product returns, if any, made by customers.

Our revenue grew by $84.7 million or 25.7% in fiscal 2013 as compared to fiscal 2012, and by $74.0 million or 29.0% in fiscal 2012 as compared to fiscal 2011, respectively. Revenue from both our Amira branded products and our third party branded products contributed an aggregate of 98.2%, 91.9% and 83.5% to our revenue in fiscal 2013, 2012 and 2011, respectively. Sales of bulk commodity products to our institutional customers contributed 1.8%, 8.1% and 16.5% to our revenue in fiscal 2013, 2012 and 2011 respectively. We expect to continue benefiting from the significant growth in demand for Basmati and other specialty rice, which we believe will outpace the growth of the overall global rice industry and resulting margins. Our top five customers and distributors in fiscal 2013, 2012 and 2011 accounted for 33.4%, 46.6% and 50.5%, respectively, in these periods.

International revenue.    Our international sales accounted for $224.8 million, $217.0 million and $157.7 million of our total revenue for fiscal 2013, 2012 and 2011, respectively. Almost all of our international revenue is from sales to large distributors and global retailers. Our international revenue in fiscal 2013 was primarily derived from sales to customers in EMEA ($193.3 million), Asia Pacific ($24.7 million), and North America ($6.8 million). We had 23 international distributors as of March 31, 2013.

India revenue.    Our sales in India accounted $188.9 million, $112.0 million and $97.3 million of revenue for fiscal 2013, 2012 and 2011, respectively. We currently sell Basmati rice in India through a network of distributors who distribute our branded products to traditional retail outlets. In order to increase our Indian revenue, we have recently entered into additional arrangements with leading retail chains for the distribution of our branded products. We had 119 Indian distributors as of March 31, 2013.

Finance income

Finance income primarily consists of interest received on collateral deposits made by us to obtain letters of credit and other non-cash instruments.

Other financial items

Other financial items, which primarily consist of our gain or loss due to foreign exchange fluctuations, or fluctuations in the value of the Rupee, in which we maintain our accounts, and the U.S. dollar, in which a portion of our revenue is denominated or other currencies in which our indebtedness is incurred. Other financial items also include gain or loss on forward contracts settled during the year and to the extent hedges are not effective, mark-to-market gain or loss on open forward contracts as of the reporting date. We expect that income from these items will continue to contribute an insignificant percentage of our revenue in the near future.

We have designated certain derivative instruments as hedging instruments in a cash flow hedge relationship. All derivative financial instruments used for hedge accounting are recognized and measured at fair value. Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedges are effective. To the extent that the hedge is ineffective, changes in fair values are recognized in the consolidated income statement and reported in “Other Financial Items.” The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated income statement upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated income statement. Previously such derivative financial instruments were not designated as effective hedges, and all changes in instruments’ fair value that were reported in the consolidated income statement were included in “Other Financial Items.”

Other income

Other income primarily consists of income from export benefit (duty entitlement) in accordance with the Indian customs rules for being an exporter and insurance claims received by us under the various policies taken against the loss of stock of Basmati paddy and rice.

Expenditures

Our expenditures consist of:

•	cost of material including change in inventory of finished goods,

•	employee expenses,

•	Freight, forwarding and handling expenses,

•	other expenses,

•	depreciation and amortization expenses, and

•	finance costs.

Cost of material including change in inventory of finished goods

Cost of material consists of cost of raw materials, i.e. paddy, semi-processed rice and other products, other expenses used in processing our products, certain direct expenses to bring inventory to its present location, and related taxes net of tax credit available, if any. Cost of material also includes cost of finished goods consumed during the period by adjusting for any increase or decrease in our finished goods inventory. In fiscal 2013, 2012 and 2011 cost of material represented 77.3%, 80.1% and 80.8%, respectively, of our revenue in these periods.

The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. We also procure aged rice typically after the paddy procurement season is over based on our requirements from time to time, which we then further process, polish, sort and grade before selling it to our customers.

Employee expenses

Employee expenses primarily consist of:

•	wages and salaries of our employees,

•	defined benefit plans, accrued vacation, severance payments and bonuses,

•	employee welfare expenses, and

•	contributions to pension plans.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses primarily consists of ocean freight, inland freight, customs clearing and freight forwarding, material handling and demurrage.

Other expenses

Other expenses are comprised primarily of expenses of our sales and marketing operations and field location administrative costs which include:

•	Export Credit Guarantee Corporation, or ECGC, premiums, which we pay in India to insure against payment defaults by buyers of our exported products,

•	product insurance,

•	traveling,

•	rent,

•	power and fuel expenses,

•	corporate headquarters expenses related to our executive, general management, finance, accounting and administrative functions,

•	legal fees, and

•	other functions.

These costs are based on our volume of business and expenses incurred to support corporate activities and initiatives such as training. We plan to expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company.

Depreciation and amortization

Depreciation consists primarily of depreciation expense recorded on property, plant and machinery, generator and boilers, storage equipment, office furniture, fixtures, electrical panels and fittings, quality control and laboratory equipment and motor vehicles. Amortization expense consists primarily of amortization recorded on intangible assets, such as trademarks & software licenses.

Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by management. Depreciation is computed using the straight line method of depreciation.

Finance costs

Finance costs consist primarily of interest expense (borrowing costs) accrued on short term and long term loans taken from our lenders to fund working capital, bank charges and other interest paid to artiyas for credit they extend when we purchase paddy.

Results of Operations

On October 15, 2012 we completed the IPO of our ordinary shares.  On October 16, 2012, our wholly owned subsidiary, Amira Mauritius purchased 53,102,500 equity shares of Amira India representing 80.4% of the outstanding shares of Amira India pursuant to a subscription agreement dated September 27, 2012, as subsequently amended on October 10, 2012.

We accounted for this combination using the “pooling of interest method,” and accordingly, our financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been presented as if the share subscription took place as of April 1, 2011.

Our results of operations for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, were as follows:

	Year Ended March 31,
	2013	2012	2011
Revenue	$413,682,574	$328,979,799	$255,011,121
Other income	94,368	637,383	2,147,141
Cost of material	(347,341,159)	(270,259,623)	(234,707,437)
Change in inventory of finished goods	27,594,211	6,667,730	28,688,934
Employee expenses	(5,553,197)	(2,844,454)	(2,413,584)
Depreciation and amortization	(1,943,846)	(2,089,738)	(1,915,934)
Freight, forwarding and handling expenses	(20,985,039)	(13,990,863)	(10,775,383)
Other expenses	(14,676,910)	(10,568,202)	(9,771,151)
	$50,871,002	$36,532,032	$26,263,707
IPO Expenses	(1,750,082)	-	-
Finance costs	(21,751,614)	(21,786,007)	(19,676,559)
Finance income	802,146	303,036	164,853
Other financial items	(654,852)	1,032,599	2,607,924
Profit before tax	$27,516,600	$16,081,660	$9,359,925
Income tax expense	(8,267,562)	(4,137,422)	(2,948,276)

Profit after tax	$19,249,038	$11,944,238	$6,411,649
Profit after tax attributable to:
Shareholders of the company	15,056,309	9,603,167	5,154,966
Non-controlling interest	4,192,729	2,341,071	1,256,683

Earnings per share
Basic and diluted earnings per share(1)	$0.63	$0.49	$ 0. 26

(1) Basic and diluted earnings per share is calculated by dividing our profit after tax, which starting with our first financial statements for the period in which our IPO occurred, or the third quarter of fiscal 2013, is reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by our weighted average outstanding ordinary shares, during the applicable period.

Comparison of the Fiscal Years ended March 31, 2013 and 2012

Our results of operations for fiscal 2013 and 2012, respectively, were as follows:

Revenue

Revenue for fiscal 2013 was $413.7 million, with sales of Amira branded and third party branded products contributing 98.2% of our revenue and sales of bulk commodity products to our institutional customers contributing 1.8% of our revenue.

Revenue increased by $84.7 million, or 25.7%, to $413.7 million in fiscal 2013 from $329.0 million in fiscal 2012, primarily due to an increase in sales volume both in India and internationally and to a lesser extent an increase in price. This revenue growth was driven primarily by sales of Amira branded products, which increased by $73.3 million, or 60.3%, and sales of third party branded products which increased by $34.1 million or 18.9%, in fiscal 2013 as compared to fiscal 2012.

Revenue from sales in India increased by $76.9 million, or 68.7%, to $188.9 million in fiscal 2013 from $112.0 million in fiscal 2012, primarily due to an increase of larger distributors and the launch of a company managed distribution center, which were more successful at selling our products, enabling us to increase revenue growth.

Revenue from international sales increased by $7.8 million, or 3.6%, to $224.8 million in fiscal 2013 from $217.0 million in fiscal 2012, primarily due to sales of Amira branded and third party branded products to our international customers which increased by $25.1 million or 12.9%, with a corresponding decrease in institutional sales by $17.32 million or 3.6%, which is consistent with our focus on rice and rice related products.

The improvement in our international revenue from sales of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets. A breakdown of our revenue by geographic region is as follows:

Region	FY 2013	FY 2012
	(Amount in $ million)
India	188.9	112.0
EMEA	193.3	165.5
Asia Pacific (excluding India)	24.7	47.1
North America	6.8	4.4
Total	413.7	329.0

Other income

Other income was $0.1 million in March 31, 2013 compared to $0.6 million in March 31, 2012. This decrease was primarily due to certain changes to Indian customs regulations, which led to a reduction in the income derived from export benefits.

Finance income

Finance income was $0.8 million in fiscal 2013 compared to $0.3 million in fiscal 2012. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Other financial items

Other financial items decreased by $1.7 million, or 163.4%, to an expense of $0.7 million in fiscal 2013 compared to income of $1.0 million in fiscal 2012 mainly due to foreign exchange losses during the period.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $56.1 million, or 21.3%, to $319.7 million in fiscal 2013 from $263.6 million in fiscal 2012, primarily reflecting the growth in our revenue. As a percentage of revenue, cost of materials decreased to 77.3% in fiscal 2013 as compared to 80.1% in fiscal 2012 due to improved operating efficiencies and economies of scale.

Employee expenses

Employee expenses increased by $2.8 million, or 95.2%, to $5.6 million in fiscal 2013 from $2.8 million in fiscal 2012. This increase was primarily due to increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support business growth. As a percentage of revenue, personnel costs were 1.3% and 0.9% in fiscal 2013 and 2012, respectively.

Depreciation and amortization

Depreciation and amortization expense decreased by $0.2 million to $1.9 million in fiscal 2013 as compared to $2.1 million in fiscal 2012. As a percentage of revenue, depreciation and amortization costs were 0.5% and 0.6% in fiscal 2013 and 2012, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $7.0 million, or 50.0%, to $21.0 million in fiscal 2013 from $14.0 million in fiscal 2012, primarily reflecting growth in revenue. This increase was due to more shipments involving our payment of shipping, insurance and freight costs. As a percentage of revenue, freight, forwarding and handling expenses increased to 5.1% in fiscal 2013 from 4.3% in fiscal 2012.

Other expenses

Other expenses increased by $4.1 million, or 38.9%, to $14.7 million in fiscal 2013 from $10.6 million in the fiscal 2012. This increase is in line with business growth. As a percentage of revenue, other expenses increased to 3.5% in fiscal 2013 from 3.2% in fiscal 2012. These costs are based on the volume of our business and expenses incurred to support corporate activities and business development initiatives.

Finance costs

Finance costs were $21.8 million in fiscal 2013 as compared to $21.8 million in fiscal 2012. As a percentage of revenue, finance costs were 5.3% and 6.6% in fiscal 2013 and 2012, respectively. This was primarily due to the use of a portion of the IPO proceeds to pay down a portion of the indebtedness under our secured revolving credit facilities.

IPO Expenses

IPO expenses represent those expenses incidental to the IPO that are classified as expenses on our income statement for the period. On October 15, 2012, we completed our IPO.  IPO expenses amounted to $1.8 million, representing New York Stock Exchange listing fees and certain legal and consulting fees related to the IPO.

Profit before tax

Profit before tax increased by $11.4 million, or 71.1%, to $27.5 million in fiscal 2013 from $16.1 million in fiscal 2012. This increase was primarily due to an increase in revenue from both the Indian and international markets. Our key strategy of focusing on emerging growth markets enabled a growth in profits. Profit before tax margins as a percentage of revenue increased to 6.7% in fiscal 2013 from 4.9% in fiscal 2012 primarily due to higher sales volumes along with a decrease in finance costs as a percentage of revenue, which were 5.3% in fiscal 2013 as compared to 6.6% in fiscal 2012.

Income tax expense

Corporate tax expense increased by $4.2 million, or 99.8%, to $8.3 million in fiscal 2013 from $4.1 million in fiscal 2012. This was mainly due to the increase in profit before tax by $11.4 million, or 71.1%, to $27.5 million in fiscal 2013, as compared to $16.1 million in fiscal 2012. Tax expense as a percentage of revenue increased to 2.0% in fiscal 2013 from 1.3% in fiscal 2012, primarily due to an increase in revenue from India as compared to other lower tax jurisdictions. We recognized our income tax liability of amount $2.7 million and deferred tax liability of $8.5 million in accordance with our accounting policy on deferred tax as on March 31, 2013. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax increased by $7.3 million, or 61.2%, to $19.2 million in fiscal 2013 from $11.9 million in fiscal 2012, due to the reasons mentioned above. Profit after tax as a percentage of revenue increased to 4.7% in fiscal 2013 from 3.6% in fiscal 2012.

Comparison of the Fiscal Years ended March 31, 2012 and 2011

Our results of operations for fiscal 2012 and 2011, respectively, were as follows:

Revenue

Revenue for fiscal 2012 was $329.0 million, with sales of Amira branded and third party branded products contributing 91.9% of our revenue and sales of bulk commodity products to our institutional customers contributing 8.1% of our revenue.

Revenue increased by $74.0 million, or 29.0%, to $329.0 million in fiscal 2012 from $255.0 million in fiscal 2011, primarily due to an increase in prices, and to a lesser extent an increase in volume. This revenue growth was driven primarily by sales of third party branded products to our international customers, which increased by $62.9 million, or 53.3%, in fiscal 2012, and by revenue from sales of Amira branded products, which increased by $26.7 million, or 28.0%, in fiscal 2012 as compared to fiscal 2011.

Revenue from sales in India increased by $14.7 million, or 15.1%, to $112.0 million in fiscal 2012 from $97.3 million in fiscal 2011, primarily due to our replacement of smaller distributors with larger distributors that were more successful at selling our products, enabling us to increase revenue growth.

Revenue from international sales increased by $59.3 million, or 37.6%, to $217.0 million in fiscal 2012 from $157.7 million in fiscal 2011, primarily due to a $62.9 million or 53.3% increase in revenue from sales of third party branded products to our international customers. This was primarily due to an increase in prices from a higher proportion of Basmati sales.

The improvement in our international revenue from sale of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets. A breakdown of our revenue by geographic region is as follows:

Region	FY 2012	FY 2011
	(Amount in $ million)
India	112.0	97.3
EMEA	165.5	77.1
Asia Pacific (excluding India)	47.1	78.4
North America	4.4	2.2
Total	329.0	255.0

Other income

Other income was $0.6 million in fiscal 2012 compared to $2.1 million in fiscal 2011. This decrease was primarily due to certain changes to Indian customs regulations, which led to a significant reduction in the income derived from export benefits.

Finance income

Finance income was $0.3 million in fiscal 2012 compared to $0.2 million in fiscal 2011.

Other financial items

Other financial items decreased by $1.6 million, or 60.4%, to $1.0 million in fiscal 2012 from $2.6 million in fiscal 2011, mainly due to lower foreign exchange gains in fiscal 2012 compared to fiscal 2011.

Cost of materials, including change in inventory of finished goods

Cost of materials increased by $57.6 million, or 27.9%, to $263.6 million in fiscal 2012 from $206.0 million in fiscal 2011, primarily reflecting the growth in our revenue and a slight increase in raw material prices. As a percentage of revenue, cost of materials remained relatively constant at 80.1% in fiscal 2012 as compared to 80.8% in fiscal 2011.

Employee expenses

Employee expenses increased by $0.4 million, or 17.9%, to $2.8 million in fiscal 2012 from $2.4 million in fiscal 2011. This increase was primarily due to annual incremental increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support sales growth. As a percentage of revenue, personnel costs were 0.9% in each of fiscal 2012 and 2011.

Depreciation and amortization

Depreciation and amortization increased by $0.2 million, or 9.1%, to $2.1 million in fiscal 2012 from $1.9 million in fiscal 2011. This increase was primarily due to installation of our new milling plant at our processing facility, which occurred during fiscal 2011, as a result of which we recognized depreciation and amortization costs for only a part of fiscal 2011, while we recognized them throughout all of fiscal 2012. As a percentage of revenue, depreciation and amortization costs were 0.6% and 0.8% in fiscal 2012 and 2011, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses increased by $3.2 million, or 29.8%, to $14.0 million in fiscal 2012 from $10.8 million in fiscal 2011, primarily reflecting growth in revenue. As a percentage of revenue, freight, forwarding and handling expenses were 4.3% and 4.2% in fiscal 2012 and 2011, respectively, the slight increase was primarily due to our higher international revenue, as compared to fiscal 2011, which generally involves higher freight, forwarding and handling expenses.

Other expenses

Other expenses increased by $0.8 million, or 8.2%, to $10.6 million in fiscal 2012 from $9.8 million in fiscal 2011. This increase is in line with business growth. As a percentage of revenue, other expenses decreased to 3.2% in fiscal 2012 from 3.8% in fiscal 2011. These costs are based on our volume of our business and expenses incurred to support corporate activities and business development initiatives.

Finance costs

Finance costs increased by $2.1 million, or 10.7%, to $21.8 million in fiscal 2012 from $19.7 million in fiscal 2011, primarily due to an increase in interest expense on secured revolving credit facilities taken from our lenders for working capital requirements, which increased by $1.4 million to $13.5 million in fiscal 2012 from $12.1 million in fiscal 2011. The Reserve Bank of India increased repurchase rates five consecutive times during fiscal 2012, which resulted in a 150 basis point increase in the applicable interest rate in fiscal 2012 as compared to fiscal 2011. As a percentage of revenue, finance costs were 6.6% and 7.7% in fiscal 2012 and 2011, respectively.

Profit before tax

Profit before tax increased by $6.7 million, or 71.8%, to $16.1 million in fiscal 2012 from $9.4 million in fiscal 2011. This increase was primarily due to an increase in revenue from both India and international markets. Our key strategy of focusing on high growth markets enabled growth in profits. Profit before tax margins as a percentage of revenue increased to 4.9% in fiscal 2012 from 3.7% in fiscal 2011, primarily due to better price realization and higher volumes along with a decrease in finance costs as a percentage of revenue, which were 6.6% in fiscal 2012 as compared to 7.7% in fiscal 2011.

Income tax expense

  Corporate taxes increased by $1.2 million, or 40.3%, to $4.1 million in fiscal 2012 from $2.9 million in fiscal 2011. This was mainly on account of the increase in profit before tax of $6.7 million, or 71.8%, to $16.1 million in fiscal 2012, as compared to $9.4 million in fiscal 2011. However, tax expense as a percentage of profit before tax decreased to 25.7% in fiscal 2012 from 31.5% in fiscal 2011, primarily due to our geographical mix of revenue in different tax jurisdictions. We recognized our income tax liability of $1.9 million and deferred tax liability of $4.8 million in accordance with our accounting policy on deferred tax as of March 31, 2012. Deferred income taxes are calculated using the balance sheet liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as of the reporting date.

Profit after tax

Profit after tax increased by $5.5 million, or 86.3%, to $11.9 million in fiscal 2012 from $6.4 million in fiscal 2011. Due to the foregoing reasons, profit after tax as a percentage of revenue increased to 3.6% in fiscal year 2012 from 2.5% in fiscal year 2011.

Quarterly Results

The following table presents unaudited quarterly financial information for each of our last eight fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments necessary to fairly present this information. The operating results for any quarter are not necessarily indicative of the results for any future period.

	FY 2013				FY 2012
	Three months ended				Three months ended
	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
	(Unaudited, Amount in $)
Revenue	140,246,379	113,900,598	79,363,793	80,171,804	127,259,918	72,923,389	61,667,142	67,129,350
Other income	(2,606)	4,872	40,703	51,399	131,546	98,958	177,881	228,998
Cost of material	(107,464,529)	(111,730,620)	(91,367,217)	(36,778,793)	(116,032,007)	(48,995,785)	(41,538,079)	(63,693,752)
Change in inventory of finished goods	(1,552,839)	28,067,020	30,188,582	(29,108,552)	13,056,405	(6,690,887)	(7,970,343)	8,272,555
Employee expenses	(2,036,253)	(1,677,493)	(1,034,770)	(804,681)	(911,098)	(723,820)	(575,113)	(634,423)
Depreciation and amortization	(510,001)	(496,523)	(476,424)	(460,898)	(511,678)	(491,751)	(547,303)	(539,006)
Freight, forwarding and handling expenses	(5,364,447)	(9,936,443)	(2,959,869)	(2,724,280)	(6,597,781)	(3,518,848)	(1,502,966)	(2,371,268)
Other expenses	(5,625,487)	(4,011,836)	(2,127,274)	(2,912,313)	(4,178,540)	(2,396,009)	(1,808,894)	(2,184,759)
	17,690,217	14,119,575	11,627,524	7,433,686	12,216,765	10,205,247	7,902,325	6,207,695
IPO Expenses	-	(1,750,082)		-	-	-		-
Finance costs	(6,088,227)	(5,004,409)	(5,320,478)	(5,338,500)	(5,978,389)	(4,995,820)	(5,418,706)	(5,393,092)
Finance income	314,553	308,443	69,983	109,167	92,398	125,321	42,959	42,358
Other financial items	(66,879)	(949,926)	(1,907,463)	2,269,416	3,315,361	(1,960,237)	(1,862,213)	1,539,688
Profit before tax	11,849,664	6,723,601	4,469,566	4,473,769	9,646,135	3,374,511	664,365	2,396,649
Income tax expense	(3,342,676)	(2,557,897)	(1,165,074)	(1,201,915)	(2,407,049)	(1,227,771)	179,860	(682,462)
Profit after tax	8,506,988	4,165,704	3,304,492	3,271,854	7,239,086	2,146,740	844,225	1,714,187

Liquidity and Capital Resources

As of March 31, 2013, we had debt in the following amounts:

•	secured revolving credit facilities, aggregating $113.5 million;

•	other facilities, aggregating $ 40.1 million;

•	related party debt, aggregating $1.2 million;

•	term loan facilities, aggregating $6.6 million; and

•	vehicle loans, aggregating $0.2 million.

Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, we used approximately $52 million of the IPO proceeds to pay down a portion of the indebtedness under our secured revolving credit facilities rather than the amounts under any of our term loans, because our secured revolving credit facilities are at comparatively higher interest rates. As a result, the weighted average interest rate on secured revolving credit facilities has gone down as of March 31, 2013 as compared to March 31, 2012.

As of March 31, 2013, an aggregate of approximately $11.4 million remained available for drawdown under our existing financing arrangements. Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is in Rupees.

The weighted average interest rates for each of the reporting periods were as follows:

	Interest	Year Ended March 31, 2013	Year Ended March 31, 2012	Year Ended March 31, 2011
Secured revolving credit facilities	Floating Rates of Interest	11.6%	12.5%	10.6%
Other facilities	Floating Rates of Interest	11.1%	10.9%	10.1%
Related party debt	Fixed Rate of Interest	11.6%	11.6%	11.6%
Term loans	Floating Rate of Interest	12.9%	12.4%	11.5%
Vehicle loan	Fixed Rate of Interest	10.7%	8.9%	9.7%

Our secured revolving credit facilities have been provided to us by a consortium of 10 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda and Vijaya Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Anita Daing (a director of Amira India). Mr. Karan A. Chanana and Ms. Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 10 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $175.7 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Daing in favor of Bank of Baroda and ICICI Bank for amounts not exceeding $2.1 million and $4.7 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI will indemnify its directors and officers, including Mr. Karan A. Chanana, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s personal guarantees described above.

Under the terms of certain of our loan facilities, Amira India is required to obtain the consent of lenders prior to declaring and paying dividends, and some of its current facilities preclude it from paying cash dividends in the event of default in its repayment obligations. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

•	incur additional indebtedness,

•	effect a change in Amira India’s capital structure,

•	formulate any merger or other similar reorganization such as a scheme of amalgamation,

•	implement a scheme of expansion, diversification, modernization,

•	make investments by way of shares/debentures or lend or advance funds to or place deposits with any other company, except in the normal course of business,

•	create any charge, lien or encumbrance over its assets or any part thereof in favor of any financial institution, bank, company or persons, and

•	make certain changes in management or ownership.

In fiscal 2013, 2012 and 2011 we spent $1.5 million, $0.9 million and $1.8 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2013, our primary sources of liquidity, aside from our secured revolving credit facilities, were $33.3 million of cash and cash equivalents and short term investments, which deposits are available on demand. Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, $52 million of the proceeds were used for the repayment of indebtedness, $25 million is held in interest bearing deposit with banks, pending the construction of a new processing facility, and $4 million was retained for future operating expenses through 2015 (of which $3.8 million remains as of March 31, 2013 as part of cash and cash equivalents).

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $66.8 million as of March 31, 2013.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short term investments and input tax credit receivables. Our prepayments were $8.4 million as of March 31, 2013.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long term loans, and the proceeds from our IPO will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding the expenses of ANFI. However, in the event that ANFI requires additional cash resources, we may conduct certain international operations or transactions through ANFI using transfer pricing principles that involve Amira India or its trading affiliates, or seek third-party sources of financing in the form of debt or equity.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2013	2012	2011
	(Amount in $ million)
Net cash from/(used in) operating activities	(60.2)	19.9	1.5
Net cash from/(used in) investing activities	(0.9)	(1.0)	(1.2)
Net cash from/(used in) financing activities	88.5	(15.7)	7.4
Effect of exchange rate fluctuations on cash held	(2.5)	(3.0)	0.0
Net increase/(decrease) in cash and cash equivalents	24.9	0.2	7.7
Cash and cash equivalents at beginning of period	8.4	8.2	0.5
Cash and cash equivalents at end of period	33.3	8.4	8.2

Net Cash Generated From/ (Used In) Operating Activities

Net cash used in operating activities was $60.2 million in fiscal 2013 compared to $19.9 million of cash generated in fiscal 2012, primarily due to increased inventories and trade receivables resulting from increased sales. Net cash generated from operating activities increased to $19.9 million in fiscal 2012 from $1.5 million in fiscal 2011. Generally, factors that affect our earnings include, among others, sales price and volume, costs and productivity, which similarly also affect our cash flows provided by (or used by) operations.

Net Cash Generated From/ (Used In) Investing Activities

In fiscal 2013, cash used in investing activities was $0.9 million compared to $1.0 million of cash used in fiscal 2012 which were primarily to purchase tangible assets.  In fiscal 2011, cash used in investing activities was $1.2 million, most of which was spent on construction of the new milling plant at our processing facility.

Net Cash Generated From/(Used In) Financing Activities

In fiscal 2013 we received $82.6 million as IPO proceeds (net of IPO related expenses of $9.1 million) and net proceeds of $28.0 million from short term debt. This cash position allowed us to repay a long term debt of $2.2 million and interest of $19.8 million, which resulted in a net inflow of $88.5 million from financing activities in fiscal 2013.

In fiscal 2012, we received $3.7 million of short term debt and $0.2 million of long term debt. This allows us to pay $2.4 million of long term borrowings and interest of $17.2 million, which resulted in net outflow of $15.7 million from financing activities in fiscal 2012.

In fiscal 2011, we received $11.4 million and $18.3 million from short term and long term debt, part of which has been used to pay $14.5 million interest on total debt of $161.0 million, resulting in net outflow of $7.4 million from financing activities in fiscal 2011.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2013:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long Term Debt Obligations	6.9	2.0	2.0	2.9	0.0
Operating Lease Obligations	0.4	0.4	-	-	-
Short Term Debt Obligations	154.7	154.7	-	-	-
Total	162.0	157.1	2.0	2.9	0.0

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2013, we had no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the presentation of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain.

Management bases its estimates on historical experience and other assumptions that it believes are reasonable, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We also have other policies that are considered key accounting policies, such as the policy for revenue recognition, expense recognition. However, these other policies, which are discussed in the notes to our audited consolidated financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our board of directors. For more information on each of these policies, see "Note 5—Summary of Significant Accounting Policies" in the notes to our audited consolidated financial statements.

Foreign currency translation

Our consolidated financial statements are presented in U.S. dollars. Although the functional currency of Amira India, through which we conduct most of our operations, is Rupees, we chose the U.S. dollar as our reporting currency because the functional currency of ANFI is the U.S. dollar, and in order to maintain the comparability of our financial results with other market participants. The functional currencies of ANFI, Amira India and our other direct and indirect subsidiaries have been determined on the basis of the primary economic environment in which each of them operates.

A currency other than the functional currency of such entities is a foreign currency. Foreign currency transactions are translated into the functional currency of respective entity, using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated income statements. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction.

 For purposes of our audited consolidated financial statements, all assets, liabilities and transactions of our direct and indirect subsidiaries with a functional currency other than the U.S. dollar (our reporting currency) are translated into U.S. dollars upon consolidation. The functional currency of those subsidiaries has remained unchanged during the reporting periods.

On consolidation, assets and liabilities have been translated into the U.S. dollar at the closing rate at the statement of financial position date. Income and expenses have been translated into our reporting currency at the average rate over the reporting period. Exchange differences are recognized in the "Currency translation reserve" in equity.

Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to us and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and sales tax or duty. Revenue from sale of goods is recognized when the significant risks and rewards of ownership of goods have passed to the buyer, usually upon delivery of goods.

Inventory

Inventory is valued at the lower of cost and net realizable value.

Raw materials, stores and spares, packaging materials and purchased finished goods

Inventory costs are comprised of purchase price, expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of closing inventory is determined on a first in first out basis (and includes storage costs and interest as paddy is required to be stored for a substantial period of time for natural ageing process). Storage costs and borrowing costs incurred to store inventory or borrow money to pay for our inventories are added to the costs of closing inventory. Storage costs are incurred because we store Basmati paddy for a substantial period of time prior to sale in order to enhance its value.

Manufactured finished goods and work in progress

Inventory costs may also include direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of closing inventory includes interest as Basmati rice is required to be stored for a substantial period of time for the rice’s natural ageing process to occur.

Cost of material

Cost of material includes paddy cost, cost of semi-finished rice purchased for further processing and cost of traded goods.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

An item of property, plant and equipment is no longer recognized upon disposal or when no future economic benefits are expected from its use or disposal. Any resulting gain or loss (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statements within "Other Income" in the year the asset is derecognized.

The asset’s residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date. Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by our management. Depreciation is computed using the straight line method of depreciation.

Debt costs

Debt costs primarily comprise interest on the Group's debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other debt costs are expensed in the period in which they are incurred and reported in “Finance costs.”

Cash flow hedges

Changes in fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in consolidated statements of other comprehensive income and held in cash flow hedge reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss in consolidated income statements. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to profit or loss in consolidated income statements upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in profit or loss in our consolidated income statements.

Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in “Share based compensation reserve”.

The share options that we have granted to our employees have been valued indirectly with respect to the fair values of the equity instruments granted, using the Black Scholes valuation model.

Provisions and contingent liabilities

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from us and amounts can be estimated reliably. Timing or the amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that we can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized.

Estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant Management Judgments

Determination of functional currency of individual entities

Following the guidance under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, the functional currency of each individual entity is determined to be the currency of the primary economic environment in which the entity operates. Management considers that each individual entity's functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Inventories

We utilize the accounting policy of capitalizing borrowing cost as raw material and finished goods are stored for a substantial period of time.

IAS 23 Borrowing Cost allows (but does not mandate) us to apply IAS 23 on inventory produced in large quantity on a repetitive basis. Management believes it is more appropriate to apply IAS 23 to the valuation of paddy and rice inventory that is stored for a substantial period of time for the natural ageing process needed for the desired level of quality.

Estimates

Fair value of financial instruments

Management applies valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This requires management to develop estimates and assumptions based on market inputs, using observable data that market participants would use in pricing the instrument. Where such data is not observable, management uses its best estimate.

Share Based Payment

The share options that we granted to our employees have been valued indirectly with respect to the fair values of the equity instruments granted, using the Black Scholes valuation model. In valuing the share options, management is required to estimate the inputs made to the Black Scholes model. These inputs include inter alia, fair value of our shares at the measurement date, volatility of shares, risk free rate of return, dividend yield and expected life of the option.

Recent Accounting Pronouncements

Summarized in the paragraphs below are standards, interpretations or amendments that have been issued prior to the date of approval of these consolidated financial statements and will be applicable for our transactions but are not yet effective. These have not been adopted early and accordingly, have not been considered in the preparation of our consolidated financial statements.

Management anticipates that we will adopt all of these pronouncements in the first accounting period beginning after the effective date of each of the pronouncements. Information on the new standards, interpretations and amendments that are expected to be relevant to our consolidated financial statements is provided below.

•	IFRS 9 Financial Instruments Classification and Measurement

 In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, viz. those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9 is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

•	Consolidation Standards

A package of consolidation standards are effective for annual periods beginning on or after January 1, 2013. Information on these new standards is presented below. We are currently evaluating the impact that these new standards will have on our consolidated financial statements, although these are not expected to be material.

o	IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) which replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013 with earlier application permitted so long as this standard is applied together with other four standards as mentioned below:

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interest in Other Entities”

IAS 27 (Revised) “Separate Financial Statements”

IAS 28 (Revised) “Investments in Associates and Joint Ventures”

The remainder of IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in our consolidated financial statements.

o	IFRS 11 Joint Arrangements

“Joint Arrangements” (“IFRS 11”), which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities — Non-monetary Contributions by Ventures”, requires a single method, known as the equity method, to account for interests in joint operations and joint ventures. The proportionate consolidation method to account for in joint ventures is no longer permitted to be used. IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

o	IFRS 12 Disclosure of interest in other entities

“Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

We will be adopting IFRS 10, IFRS 11 and IFRS 12 for the reporting period beginning April 1, 2013. We are currently evaluating the impact of the above pronouncements on the Company’s consolidated financial statements.

•	IAS 1 “Presentation of Financial Statements” (“IAS 1 (Amended)”)

The IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1(Amended)”) in June 2011. Amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. We are required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013.

We are currently evaluating the requirements of IAS 1 (Amended) and do not believe that the adoption of IAS 1 (Amended) will have a material effect on our consolidated financial statements.

•	IFRS 7 “Financial Instruments: Disclosure”

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” (“IAS 32”) and IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”).

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosure requirements are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of “currently has a legally enforceable right of set off” and “simultaneous realization and settlement”. The amendment clarifies that in order to result in an offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy. The amendments also clarify that the determination of whether the rights meet the legally enforceable criteria will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

We are currently evaluating the requirements of the above amendments to IAS 32 and IFRS 7, and do not believe that the adoption of these standards will have a material effect on our consolidated financial statements.

•	IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 “Fair Value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We are currently evaluating the impact that this new standard will have on our consolidated financial statements.

•	Amendments to IAS 19 Employee Benefits

The amendments to IAS 19 include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

•	eliminate the "corridor method," requiring entities to recognize all gains and losses arising in the reporting period;

•	streamline the presentation of changes in plan assets and liabilities; and

•	enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013 and will apply retrospectively. We are currently evaluating the requirements of this amendment and do not believe the adoption of this amendment will have a material effect on our consolidated financial statements.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) adjusted profit after tax, as profit after tax plus $1.8 million in non-recurring IPO-related expenses: (3) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, or 35.7 million shares, during the applicable period; (4) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (5) net debt as total current and non-current debt minus cash and cash equivalents.

We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA as a non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses (affecting one-time transition charges). We also present this non-IFRS measure because we believe it is frequently used by securities analysts, investors and other interested parties as measure of the financial performance of companies in our industry.

This non-IFRS financial measure is not defined under IFRS and is not presented in accordance with IFRS. This non-IFRS financial measure has limitations as an analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit (loss) or other consolidated statements of operation data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•	it does not reflect income taxes or the cash requirements for any tax payments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit and EBITDA do not reflect any cash requirements for such replacements;

•	other companies may calculate EBITDA differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using EBITDA only as a supplemental measure. The following is a reconciliation of profit after tax to EBITDA:

	Year Ended March 31,
	2013	2012
	(Amount in $)
Profit after tax	19,249,038	11,944,238
Add: Income tax expense	8,267,562	4,137,422
Add: Finance costs(net of finance income)	20,949,468	21,482,971
Add: IPO-related expenses	1,750,082	-
Add: Depreciation and amortization	1,943,846	2,089,738
EBITDA	52,159,996	39,654,369

We present adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above. These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. As such, when assessing our operating performance, investors should not consider these non-IFRS measures in isolation, or as a substitute for profit (loss) or other consolidated statements of operation data prepared in accordance with IFRS.

The following is a reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Year Ended March 31,
	2013	2012
	(Amount in $)
Profit after tax (PAT)	19,249,038	11,944,238
Add: IPO related expenses	1,750,082	-
Adjusted profit after tax	20,999,120	11,944,238

The following is a reconciliation of earnings per share and adjusted earnings per share:

		Year Ended March 31,
		2013	2012
		(Amount in $)
Profit after tax (PAT)		19,249,038	11,944,238
Profit attributable to Shareholders of the company	(A)	15,056,309	9,603,167
Weighted average number of shares (from IPO date to March 31, 2013)	(B)	23,802,786	19,660,000
Basic and diluted Earnings per share as per IFRS	(A/B)	0.63	0.49

Profit after tax (PAT)		19,249,038	11,944,238
Add: IPO-related expenses		1,750,082	-
Adjusted profit after tax		20,999,120	11,944,238

Number of shares outstanding including shares for non-controlling interest - fully diluted (from IPO date to March 31, 2013)		35,676,434	35,676,434
Adjusted earnings per share		0.59	0.33

The following is a reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	Year Ended March 31,
	2013	2012
	(Amount in $)
Current assets:
Inventories	$181,459,799	$141,620,690
Trade receivables	66,792,434	37,175,413
Derivative financial instruments	1,260,512	2,239,129
Prepayments	8,386,856	6,965,302
Other current assets	10,856,050	9,222,451
Cash and cash equivalents	33,270,338	8,368,256
Total current assets	$302,025,989	$205,591,241

Current liabilities:
Trade payables	$4,516,657	$21,302,059
Debt	156,785,820	134,410,915
Current tax liabilities (net)	2,658,236	1,942,637
Other current liabilities	5,393,803	16,367,819
Total current liabilities	$169,354,516	$174,023,430

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$132,671,473	$31,567,811
Less: Cash and cash equivalents	33,270,338	$8,368,256
Add: Current debt	156,785,820	134,410,915
Adjusted net working capital	$256,186,955	$157,610,470

The following is a reconciliation of total current and non-current debt to net debt:

	Year Ended March 31,
	2013	2012
	(Amount in $)
Current debt	$156,785,820	134,410,915
Non-current debt	4,831,416	7,344,938
Total current and non-current debt as per IFRS	$161,617,236	$141,755,853
Less: Cash and cash equivalents	33,270,338	8,368,256
Net debt	$128,346,898	$133,387,597

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	40	Chairman of the Board of Directors and Chief Executive Officer
Ashish Poddar	35	Chief Financial Officer
Protik Guha	43	Chief Operating Officer Chief Executive Officer of Amira India
Sanjay Chanana	50	Director and Secretary President and Chief Executive Officer of Amira C Foods International DMCC
Bimal Kishore Raizada (1)(2)(3)	69	Independent Director
Neal Cravens(1)(2)(3)	60	Independent Director
Daniel I. Malina(1)(2)(3)	54	Independent Director
Shiv Surinder Kumar(1)	48	Independent Director

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee

Karan A. Chanana has been our Chief Executive Officer and Chairman of the board of directors since February 2012 and has been a director of Amira India since 1994. Mr. Chanana is also the Chairman for the Food Processing Value Addition Council of the Associate Chamber of Commerce and Industry of India, a member of various committees of the Confederation of Indian Industries, including the Agricultural Committee. Mr. Chanana received a Bachelor of Commerce degree from the University of Delhi in 1993.

Ashish Poddar has been our Chief Financial Officer since December 2012. He has also been Executive Director of Finance of Amira India since October 2012. Mr. Poddar brings 15 years of financial experience to the Company. Previously, Mr. Poddar was a Senior Manager in the Finance and Enterprise Performance Division of Accenture Services Private Limited from August 2007 to October 2012. This division focused primarily on international management consulting assignments in corporate finance, enterprise risk management, enterprise performance management, and finance operations. Prior to Accenture, Mr. Poddar served as Manager Equity Accounts at Yum! Restaurants International, which operates a large worldwide network of restaurants including KFC, Pizza Hut, and Taco Bell from November 2006 to August 2007. While at Yum!, Mr. Poddar worked with Yum!’s Chief Financial Officer and Financial Controller to implement and execute financial controls policies and procedures for many company owned restaurants in India. He was also responsible for preparation, finalization, presentation, and audit of financial statements pursuant to both Indian and U.S. GAAP. From October 2005 to November 2006, Mr. Poddar served as Assistant Finance Controller, Sarbanes-Oxley Act Compliance Officer & Internal Auditor at Carrier Air Conditioning and Refrigeration. Mr. Poddar has previously held positions at leading accounting firms, including PricewaterhouseCoopers and Deloitte, Haskins and Sells. Mr. Poddar is a Chartered Accountant, qualified in 2001. He received a Bachelor of Commerce, with Honors, from Shriram College of Commerce (Delhi University).

Protik Guha has been our Chief Operating Officer since February 2012. He has also been the chief executive officer of Amira India since May 2011, executive director of Amira India from August 2009 to May 2011 and vice president of Amira India from January 2007 to August 2009. Mr. Guha’s responsibilities at Amira India included sales, marketing and overseeing the Company in the Indian and international markets. Mr. Guha received a Bachelor’s degree from the University of Delhi in 1990 and an executive post-graduate degree in Export Management from the Indian Institute of Foreign Trade, New Delhi, in 1995.

Sanjay Chanana has been a member of our board of directors since August 2012, our Secretary since September 2012, and has been president and chief executive officer of Amira C Foods International DMCC since May 2012. Mr. Chanana brings to the Company over 20 years of experience working with multinational companies like Altria (formerly Philip Morris), Bata and Nestle. In 2007, Mr. Chanana founded the Middle East office of Double A International, a paper and stationery manufacturer, where he served as General Manager until March 2012. He previously also served on the board of directors of the joint venture Interpack, a paper manufacturer based in Russia, from 1991 to 1994. Mr. Chanana received a Bachelor’s degree in physics, chemistry and mathematics from Delhi University and a Master’s degree in Management from the Asian Institute of Management, Philippines.

Bimal Kishore Raizada has been a member of our board of directors since March 2012. From April 1973 until his retirement in 2003, Mr. Raizada worked at Ranbaxy Laboratories Ltd., where he ultimately was responsible for the company’s worldwide non-human health business and oversaw the management of SRL Ranbaxy Limited. Mr. Raizada represented Ranbaxy within numerous industry associations, including the Confederation of Indian Industry, the Federation of Indian Chambers of Commerce and Industry, the Indian Pharmaceutical Association, and the Organization of Pharmaceutical Producers of India. Mr. Raizada acted as a Corporate Advisor to Ranbaxy with respect to Pharmaceutical regulations, Pricing management, IPR and policy till March 2006.In 2005 joined the Board of Marsing & Company A/S Denmark in order to help restructure the company’s pharmaceutical businesses within Europe. Between July 2008 and March 2009, Mr. Raizada worked as Managing Director of Marsing and Company Ltd. Since 2011, Mr. Raizada has worked as Managing Director of Zenotech Laboratories Ltd., a manufacturer of oncological and biotechnological drugs.

Mr. Raizada has served as a director of Hikal Ltd, P I Industries Ltd., PNB Housing Finance Ltd., and Zenotech Laboratories Ltd., each a public company in India. Mr. Raizada was a member of the Corporate Management group of Ranbaxy Laboratories Ltd. from 1975 until his retirement 2003, where he was involved in Government Relations, Policy, IPR and Communications and interacted with the Ministries of Finance, Chemicals, Commerce, Health and Science, and Technology in India and overseas. Mr. Raizada received a Bachelor of Commerce degree from the University of Delhi and is a member of the Institutes of Chartered Accountants both in England/Wales and India.

Neal Cravens has been a member of our board of directors since October 2012. From September 8, 2009 through March 20, 2012, Mr. Cravens served as the chief financial officer of Cott Corporation, a leading supplier of private label carbonated soft drinks distributing to Canada, the United States, Mexico, the United Kingdom and Europe. From late 2007 to early 2009, he served as the chief financial officer of Advantage Sales and Marketing LLC, a consumer products broker. From late 2004 to early 2006, Mr. Cravens was a senior vice president of finance at Warner Music Group. Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media entertainment company, including senior vice president of finance, chief accounting officer and vice president of planning, mergers and acquisitions. He also served as executive vice president and chief financial officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A and was involved in many transactions. Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976.

Daniel I. Malina has been a member of our board of directors since October 2012. Since 2011, Mr. Malina has served as chief executive officer of 4054 Strategic Solutions, LLC, a company that provides strategic, mergers and acquisitions, branding and innovation consulting services. Since 2011, Mr. Malina has also been operating advisor at Thomas H. Lee Partners, a private equity firm. From 1998 to 2010, Mr. Malina was senior vice president of corporate development at General Mills Inc., where he led the development of the company’s strategy, acquisitions and a venture fund. Prior to joining General Mills Inc., Mr. Malina was Vice President of Corporate Development at RR Donnelley and held multiple corporate and operating roles at Bell & Howell and United States Gypsum Company. Mr. Malina is a director of CaptekSoftgel International Inc., Russky Products (a Russian food products manufacturer), and is on the board of the University of Minnesota School of Technology and Leadership. Mr. Malina received a Bachelor of Arts degree in Economics and an M.B.A. from Loyola University of Chicago.

Shiv Surinder Kumar has been a member of our Board of Directors since June 5, 2013. He brings with him over 20 years of experience in the areas of asset management, merchant banking, capital markets and wealth management across Asia, Europe and the Middle-East. Mr. Kumar has been the Founder/Director of Bridge Capital and has been a Director of that firm since 2006. Bridge Capital provides a broad range of corporate finance services and has managed funds in excess of US$200 million covering the infrastructure and the warehousing sectors. At Bridge Capital, Mr. Kumar heads the overall operations of the group. From 2000 to 2006, Mr. Kumar was the Director of Genesis International, Dubai, UAE where he worked on a number of strategic investment projects including airport privatization in India, private placements in mid-cap Indian companies and discretionary portfolio management. From 1997 to 2000, Mr. Kumar was a financial consultant with Merrill Lynch International, where he managed private banking with a focus on structured products related to wealth management of high net worth individuals and family offices. From 1993 to 1997 Mr. Kumar worked as Vice President for Hinduja Finance Ltd, India where he managed a balance sheet of US$80 million, arranged investment banking transactions and invested on a proprietary basis in venture capital transactions. From 1991 to 1993, Mr. Kumar was Vice President of Prime Securities Limited, India where he traded equities, structured government securities / units for Indian corporates and managed their portfolios. From 1988 to 1991, Mr. Kumar was Assistant Vice President of Bank of America NT& SA where he was part of an investment banking team that generated a substantial portion of that bank's profits in India during that period. Mr. Kumar received a Bachelor of Commerce degree from HR College of Commerce (Bombay University, India) and an MBA from International Management Institute, New Delhi, India.

None of our officers and directors are related, except for Karan A. Chanana and Sanjay Chanana, who are cousins.

We engaged Rahul Nayar as our Director of Global Communications and Strategy from October 2012 to March 2013. Mr. Nayar’s duties included managing our global public and investor relations and development of strategic initiatives. In connection with this engagement and for similar services rendered in connection with our IPO and our corporate reorganization, Shree Capital Advisors Ltd. received a fee of 2% of the total size of the IPO, plus the reimbursement of expenses. Mr. Nayar is also a managing director of Shree Capital Advisors Ltd., and is the brother-in law of Mr. Chanana, our Chairman and Chief Executive Officer.

B.	Compensation

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $106,159 as compensation for services of three independent directors to the board of directors and its committees for the 2013 fiscal year.

Mr. Bimal Raizada receives cash compensation of $50,000 for each calendar year of his service as a director and cash compensation of $5,250 for each calendar year of service as chairman of the Audit Committee, each on a pro-rated basis. In addition, Mr. Raizada receives cash compensation of $3,125 for each year of his service as chairman of the Compensation Committee, $3,125 for each year of his service as chairman of the Corporate Governance and Nominating Committee, each on a pro-rated basis.

Neal Cravens, Daniel Malina and Shiv Surinder Kumar receive cash compensation of $55,000 for each year of their service. Additionally, Messrs. Cravens and Malina receive that number of ordinary shares having a value of $55,000 based on the fair market value of such ordinary shares on the grant date for each calendar year of service as a director, each on a pro-rated basis. Beginning with the first anniversary of his appointment as director, Mr. Kumar will also receive that number of ordinary shares having a value of $55,000 based on the fair market value of such ordinary share on the grant date for the applicable calendar year of service as a director and will continue to receive such grants of ordinary shares in the same amount and value for each year of his service on the anniversary thereof. We will have the option to repurchase all of Messrs. Cravens, Malina and Kumar’s ordinary shares at cost, and this option will lapse with respect to 1/36th of such ordinary shares each month after the grant date (such that the repurchase option shall fully lapse on the third anniversary of the grant). In the event that either Mr. Cravens, Mr. Malina or Mr. Kumar ceases to be a director, we will repurchase all of the respective ordinary shares that remain subject to repurchase under the respective option.

We paid no compensation to our executive directors for their services to the board. Beginning May 2012, we have paid Sanjay Chanana, one of our directors, a fiscal 2013 salary of $304,952 for his service as chief executive officer of Amira C Foods International DMCC. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Officer Compensation

The following table sets forth all of the compensation paid by us or our significant subsidiaries in fiscal 2013 to each of our officers for such person’s service as an officer (including contingent or deferred compensation accrued during fiscal 2013):

Name and Principal Position	Salary	Bonus	Options	Total
	(Amount in $)
Karan A. Chanana (1)	552,000	351,000	183,514	1,086,514
Ritesh Suneja (2)	52,432	1,217	-	53,649
Ashish Poddar (3)	53,172	8,359	-	61,531
Protik Guha	80,057	-	-	80,057

(1)          a. We have granted 360,257 share options to Mr. Chanana during the period ended March 31, 2013 vesting on a monthly basis over a period of 4 years from the grant date, and recorded a cost of $183,514 for the same period based on the fair value of option which has been calculated using Black Scholes model ($1.54 per share). The option has an exercise price of $10.00 and an expiry period of 10 years, however as on the date of this report the options have not been exercised. Other compensation represents reimbursement of living expenses in fiscal 2013.

b. The annual salary of $ 552,000 includes $120,000 of living expenses that are provided for pursuant to Mr. Chanana’s employment agreement. Effective April 1, 2013, our Board of Directors approved an increase in Mr. Chanana’s annual base compensation from $432,000 to $475,200.

(2)	Mr. Suneja served as Chief Financial Officer from April 2012 through November 2012.

(3)	Mr. Poddar became our Chief Financial Officer in December 2012.

Retirement Benefits

During fiscal 2013, we accrued $76,858 for post-employment benefits through defined contribution and defined benefit plans for our employees and directors.

Employment Agreements

Employment Agreement with Karan A. Chanana

Our indirect subsidiary, Amira C Foods International DMCC, had entered into an employment agreement that provided for the appointment and employment of Karan A. Chanana as Chairman of Amira C Foods International DMCC, which had an initial term of two years, expiring in February 2014, and is automatically renewable in the absence of an election by either party to terminate. Such agreement provided for an initial annual base salary of $432,000. Mr. Chanana was eligible to receive a discretionary annual bonus of $351,000 and was entitled to reimbursement of business and travel expenses and certain personal expenses incurred in India, including annual living expenses of $120,000. Upon the expiration or termination of the agreement, Mr. Chanana would be entitled to all accrued but unpaid vacation pay, if he had been employed for more than a year. Additionally, if the termination did not arise from the fault of Mr. Chanana, he would be entitled to receive 21 days of service benefits for each year of service.

On June 14, 2012, ANFI entered into an agreement with Mr. Chanana that provided for the appointment and employment of Mr. Chanana for the position of Chairman and Chief Executive Officer of ANFI. As of October 15, 2012, this agreement has replaced Mr. Chanana’s agreement with Amira C Foods International DMCC. The agreement provides for an initial annual base salary of $432,000, subject to annual review by the board of directors, and reimbursement of business and travel expenses and certain personal expenses incurred in India, including annual living expenses of $120,000. Mr. Chanana is eligible to receive a discretionary annual target bonus of $351,000 if certain performance objectives are met, such objectives to be mutually agreed upon by both parties within 45 days after the start of each fiscal year. Additionally, on October 15, 2012, upon the closing of our IPO, Mr. Chanana was granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on October 15, 2012, with an exercise price equal to the per share offering price. The options will vest in 48 equal and consecutive monthly installments commencing on the first month anniversary date of ANFI’s IPO, or October 15, 2013.

Pursuant to the terms of the employment agreement, Mr. Chanana is entitled to receive or participate in all employee benefit programs and perquisites applicable to senior executives. Mr. Chanana is entitled to reimbursement of business expenses and certain personal expenses incurred in India. We shall also provide and maintain adequate director’s and officers’ liability insurance coverage for Mr. Chanana.

Under his employment agreement, Mr. Chanana is entitled to receive payments and other benefits upon the termination of his employment. These payments and other benefits are described below under “—Potential payments upon termination of employment or a change of control.”

Potential payments upon termination of employment or a change of control

Mr. Chanana is currently entitled to receive certain benefits in connection with a termination of employment or a change in control of the Company. The employment agreement requires specific payments and benefits to be provided to Mr. Chanana in the event of termination of employment under the circumstances described below. The following is a description of the payments and benefits that we will owe to Mr. Chanana upon termination of his employment.

Termination Without Cause or for Good Reason not in Connection with a Change in Control.    If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 360,257 ordinary shares granted under the terms of his employment agreement and any outstanding long term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•	continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

Under the employment agreement, Mr. Chanana is deemed to have been terminated without cause if he is terminated for any reason other than: (1) a commission of any felony or misdemeanor (other than minor traffic violations or offenses of a comparable magnitude not involving dishonesty, fraud or breach of trust); or (2) a breach of any of his material obligations under the employment agreement, subject to a 30 day cure period if such breach is curable by Mr. Chanana.

Mr. Chanana is deemed to have terminated his employment for good reason if the termination follows: (1) a breach by ANFI of any of its material obligations under the employment agreement; or (2) a relocation of his principal place of employment of more than 50 miles.

For example, in the event we terminate Mr. Chanana without cause or Mr. Chanana terminates his employment for good reason, the cash payments that would be payable to Mr. Chanana (assuming the termination date is 548 days, or approximately 18 months, following his initial employment date, and based on compensation received in fiscal 2013) would be the sum of:

•	$0 (assuming all base salary earned through the date of termination and any unpaid bonus earned for the preceding year has been paid in full);

•	$0 (assuming any business expenses that were previously incurred have been reimbursed);

•	$0 (assuming no accrued but unused vacation pay is owed);

•	approximately $216,000 (the bonus amount that would have been earned by Mr. Chanana for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year); and

•	$783,000 (Mr. Chanana’s highest annual rate of base salary during the preceding 24 months ($432,000), plus his target bonus award for the calendar year in which the termination occurs ($351,000), multiplied by 1.0 (365 days divided by 365)), or

•	$1,566,000 (the amount above multiplied by 2.0) if we terminate Mr. Chanana’s employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control.

Accordingly, under the above scenarios, the total cash payment that would be payable to Mr. Chanana is approximately $999,000 or, if the termination is in connection with a change in control as described above, the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000.

Termination in Connection with a Change in Control.    If we terminate Mr. Chanana’s employment in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control, then he is entitled to receive the payments and benefits described above, except that the severance multiple is 1.0 plus the above-mentioned multiple. Accordingly, under the above scenario, the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000. Under the employment agreement, a change in control is defined as: (1) the acquisition of 40% or more of our ordinary shares, except in connection with a consolidation, merger or reorganization where (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, and (c) no person, subject to certain exceptions, beneficially owns more than 50% of the voting securities of the surviving entity; (2) the completion of a consolidation, merger or reorganization, unless (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, or (c) no person, entity, or group, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (3) a change in a majority of the members of our board, without the approval of the then incumbent members of the board; or (4) the shareholders approve the complete liquidation or dissolution of ANFI, or a sale or other disposition of all or substantially all of the assets of ANFI.

Termination Due to Death or Disability.    If Mr. Chanana’s employment terminates due to death or is terminated by us due to disability, he (or his beneficiary) is entitled to receive:

•	a lump-sum payment in an amount equal to (a) his base salary for six months, plus (b) an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid; and

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

Obligations of Mr. Chanana.    Payment and benefits under the employment agreement are subject to compliance by Mr. Chanana with the restrictive covenants in the agreement, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the second anniversary of the termination of Mr. Chanana’s employment. The non-disclosure covenant does not expire. If Mr. Chanana violates any of these or other covenants or obligations contained in the agreement, we will be entitled to recover all costs and fees incurred to enforce its rights under the agreement and is not restricted from pursuing other available remedies for such breach.

Employment Agreement with Ashish Poddar

Amira India entered into an employment agreement with Mr. Poddar, our Chief Financial Officer, with effect from October 18, 2012. Pursuant to the agreement, Mr. Poddar is entitled to $140,292, including $18,706 of performance-based discretionary bonus, each year. In the event Mr. Poddar’s employment is terminated by Amira India, he is entitled to two months’ severance.

Employment Agreement with Protik Guha

Amira India entered into an employment agreement with Protik Guha, our Chief Operating Officer, on May 13, 2011, as amended on October 18, 2011. Mr. Guha is entitled to $83,228 each year. In the event Mr. Guha’s employment is terminated by Amira India, he is entitled to two months’ severance.

Equity Benefit Plan

Our board of directors and existing shareholders have adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan. The 2012 Plan, effective as of October 10, 2012, is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, ANFI and our subsidiaries. The purpose of the 2012 Plan is to help us attract, motivate and retain such persons and thereby enhance shareholder value.

Administration.    The 2012 Plan is administered by the Compensation Committee of the board of directors, which consists of Bimal Kishore Raizada, Neal Cravens and Daniel Malina, who are each (i) “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3, or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the board of directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom we wish to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Compensation Committee is eligible to receive an award under the 2012 Plan, such committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Compensation Committee has complete discretion, subject to the terms of the 2012 Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2012 Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined below), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Compensation Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2012 Plan.

Grant of Awards; Ordinary Shares Available for Awards.    The 2012 Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted ordinary shares, restricted share units, share appreciation rights, or SARs, tandem share appreciation rights, unrestricted ordinary shares or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries (each a “participant”) (however, solely our employees or employees of our subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any ordinary shares subject to such award shall again be available for the grant of a new award; provided, however, that ordinary shares surrendered or withheld as payment of the exercise price under an award or for tax withholding purposes in connection with an award shall not be available for the grant of a new award. The 2012 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors (except as to awards outstanding on that date). The board of directors in its discretion may terminate the 2012 Plan at any time with respect to any ordinary shares for which awards have not theretofore been granted; provided, however, that the 2012 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of ordinary shares for which awards which are options or SARs may be granted to a participant under the 2012 Plan during any calendar year is limited to 1,000,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the 2012 Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options.    The term of each share option shall be as specified in the option agreement; provided, however, that except for share options which are incentive share options, or ISOs, granted to an employee who owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our ordinary shares or the capital stock of our subsidiaries (a “ten percent shareholder”), no option shall be exercisable after the expiration of ten (10) years from the date of its grant (five (5) years for ISOs granted to an employee who is a ten percent shareholder).

The price at which an ordinary share may be purchased upon exercise of a share option shall be determined by the Compensation Committee; provided, however, that such option price (i) shall not be less than the fair market value of an ordinary share on the date such share option is granted, and (ii) shall be subject to adjustment as provided in the 2012 Plan. The Compensation Committee or the board of directors shall determine the time or times at which or the circumstances under which a share option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the share option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which ordinary shares will be delivered or deemed to be delivered to participants who exercise share options.

Options which are ISOs shall comply in all respects with Section 422 of the Code. In the case of ISOs granted to a ten percent shareholder, the per share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a share on the date such ISO is granted. ISOs may solely be granted to employees. In addition, the aggregate fair market value of the shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Restricted Share Awards.    A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Compensation Committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Compensation Committee or the board of directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2012 Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Compensation Committee or the board of directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards.    An unrestricted share award is the award of ordinary shares which are not subject to transfer restrictions. Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to transfer restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Restricted Share Unit Awards.    A restricted share unit award provides for a payment of cash or shares to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The Compensation Committee shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Compensation Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards.    A performance unit award provides for a cash payment to be made to the holder upon the satisfaction of predetermined individual and/or ANFI performance goals or objectives, based on the number of units awarded to the holder. The Compensation Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or ANFI would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or ANFI satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of ANFI’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards.    A performance share award provides for distribution of ordinary shares to the holder upon the satisfaction of predetermined individual and/or ANFI goals or objectives. The Compensation Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or ANFI would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of shares of ordinary shares subject to such performance share award. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of our fiscal year to which such goals and objectives relate. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as an ANFI shareholder until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights.    A distribution equivalent right entitles the holder to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would be made to the holder had the holder held a specified number of ordinary shares during the period the holder held the distribution equivalent right. The Compensation Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award (subject to compliance with Code Section 409A), whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights.    A Share Appreciation Right (“SAR”) provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Compensation Committee or the board of directors. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Compensation Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization.    Subject to certain restrictions, the 2012 Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, we shall effect a subdivision or consolidation of our ordinary shares or the payment of a share dividend on ordinary shares without receipt of consideration by us. If we recapitalize or otherwise change our capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2012 Plan also provides for the adjustment of shares underlying awards previously granted by the board of directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination.    The 2012 Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors (except as to awards outstanding on that date). The board of directors may terminate the 2012 Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2012 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The board of directors shall have the right to alter or amend the 2012 Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of our shareholders at which a quorum representing a majority of our ordinary shares entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2012 Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2012 Plan, materially increase the number of ordinary shares subject to the 2012 Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2012 Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2012 Plan or any Award from Section 409A of the Code).

As of March 31, 2013, awards and options for an aggregate of 371,257 ordinary shares had been granted under the 2012 Plan.

Certain U.S. Federal Income Tax Consequences of the 2012 Plan

The following is a general summary of certain U.S. federal income tax consequences under current tax law to us (were we subject to U.S. federal income taxation on our net income) and to participants in the 2012 Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes, or U.S. Participants, of share options which are ISOs, share options which are not ISOs, or NQSOs, restricted shares, SARs, dividend equivalent rights, restricted share units, performance shares, performance units and unrestricted share awards. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on our ability to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act or the exercise of a share option with previously acquired ordinary shares. This summary assumes that U.S. Participants will hold their ordinary shares as capital assets within the meaning of Section 1221 of the Code and that we will not be treated as a PFIC. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2012 Plan, or ordinary shares issued pursuant thereto. Participants are urged to consult with their own tax advisors concerning the tax consequences to them of an award under the 2012 Plan or ordinary shares issued thereto pursuant to the 2012 Plan.

A U.S. Participant generally does not recognize taxable income upon the grant of an NQSO. Upon the exercise of an NQSO, the U.S. Participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the ordinary shares acquired on the date of exercise over the exercise price thereof, and we will generally be entitled to a deduction for such amount at that time. If the U.S. Participant later sells ordinary shares acquired pursuant to the exercise of an NQSO, the U.S. Participant recognizes a long-term or short-term capital gain or loss, depending on the period for which the ordinary shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

A U.S. Participant generally does not receive taxable income upon either the grant or the exercise of an ISO and, if the U.S. Participant disposes of the ordinary shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the ordinary shares to the U.S. Participant, the U.S. Participant generally recognizes a long-term capital gain or loss, and we will not be entitled to a deduction. However, if the U.S. Participant disposes of such ordinary shares prior to the end of either of the required holding periods, all or a portion of the U.S. Participant’s gain is treated as ordinary income, and we will generally be entitled to deduct such amount. For purposes of the U.S. alternative minimum tax, or AMT, which is payable to the extent it exceeds the U.S. Participant’s regular income tax, upon the exercise of an ISO, the excess of the fair market value of the ordinary shares subject to the ISO over the exercise price is a preference items for AMT purposes.

A U.S. Participant generally does not recognize income upon the grant of a SAR. The U.S. Participant recognizes ordinary compensation income upon exercise of the SAR equal to the increase in the value of the underlying ordinary shares, and we will generally be entitled to a deduction for such amount.

A U.S. Participant generally does not recognize income on the receipt of a performance share award, performance unit award, restricted share units award, unrestricted share award or distribution equivalent rights award until a cash payment or a distribution of ordinary shares is received thereby. At such time, the U.S. Participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the ordinary shares received over any amount paid for the ordinary shares thereby, and we will generally be entitled to deduct such amount at such time.

A U.S. Participant who receives a restricted share award generally recognizes ordinary compensation income equal to the excess, if any, of the fair market value of such ordinary shares at the time the restriction lapses over any amount paid thereby for the ordinary shares. Alternatively, the U.S. Participant may elect to be taxed on the fair market value of such ordinary shares at the time of grant. We will generally be entitled to a deduction at the same time and in the same amount as the income is required to be included by the U.S. Participant.

C.	Board Practices

Audit Committee

Our Audit Committee consists of Bimal Kishore Raizada, Neal Cravens, Daniel Malina and Shiv Kumar. Mr. Raizada is the chairman of the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our Audit Committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our Audit Committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our Compensation Committee consists of Bimal Kishore Raizada, Neal Cravens and Daniel Malina. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Bimal Raizada is the Chairman of the Compensation Committee. Our Compensation Committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Bimal Kishore Raizada, Neal Cravens and Daniel Malina. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Bimal Raizada is the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	making appointments to fill any vacancy on our board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board any director to serve as a member of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Ethics

We have adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. The Code of Conduct and Code of Ethics are intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code of Conduct and Code of Ethics are available on our corporate website at http://phx.corporate-ir.net/phoenix.zhtml?c=251471&p=irol-govhighlights and a printed copy of the Code of Conduct and Code of Ethics is obtainable free of charge by writing to 29E, A.U. Tower; Jumeirah Lake Towers; Dubai, UAE.

Pursuant to the BVI Act and the Company’s memorandum and articles of association, as a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which our corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.

Directors’ Duties

Under BVI law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

Directors’ Interests in Transactions

Pursuant to the BVI Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may (a) vote on a matter relating to the transaction, (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum, and (c) sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Qualification

A director is not required to hold shares as a qualification to office.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company. None of our directors currently serves, or in the past year has served, as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

D.	Employees

As of March 31, 2013, 2012 and 2011 we had 326, 226 and 210 full time employees, respectively. As of March 31, 2013, we had 45 employees working in our accounting and finance department, 120 working in sales, marketing and distribution, and 91 working at our processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of June 10, 2013, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after June 10, 2013. Percentage of beneficial ownership is based on 35,744,033 shares outstanding as of June 10, 2013, including, solely for purposes of calculating Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the exchange agreement and also includes 67,548 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the 2012 Plan (calculated for 9 installments to have vested within 60 days of June 10, 2013).

Unless otherwise noted below, the address of each director and executive officer shown in the table below is 54, Prakriti Marg, M.G. Road; New Delhi 110030 India.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chief Executive Officer (1)	26,732,982	(3)	74.8%
Ashish Poddar, Chief Financial Officer	—		—
Protik Guha, Chief Operating Officer	—		—
Sanjay Chanana, Director (1)	—		—
Bimal Raizada, Director (2)	—		—
Neal Cravens, Director (4)	5,500		*
Daniel Malina, Director (5)	5,500		*
Shiv Surinder Kumar (6)	20,000	(7)	*
All directors and officers as a group (eight persons)	26,763,982		74.9%

*	Denotes less than 1%.

(1)	Each of Karan A. Chanana and Sanjay Chanana’s business address is 29E, A.U. Tower; Jumeirah Lake Towers Dubai, UAE.

(2)	Bimal Raizada’s business address is L 32/7 DLF City II, Gurgaon 122 002, India.

(3)	Includes the 7,005,434 ordinary shares issuable pursuant to an exchange agreement under which Mr. Chanana will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of his Amira India equity shares for ANFI ordinary shares, and assumes the completion of Mr. Chanana’s purchase of 2.2% of Amira India that is not owned indirectly by Amira India or Mr. Chanana and his affiliates. Also includes 67,548 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

(4)	Neal Cravens’ business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(5)	Daniel Malina’s business address is 18442 Nicklaus Way, Eden Prairie, MN 55347.

(6)	Shiv Surinder Kumar‘s business address is 8, Marina Moulevard, # 05-02 Marina Bay, Financial Centre, Singapore- 018981

(7)	Represents shares beneficially owned by Shiv Surinder Kumar and held in the name of Cleveland Advisory Ltd.

B.	Related Party Transactions

Our Related-Party Transaction Policies

We have conducted our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Since the completion of our IPO, our related-party transactions are subject to the review and approval of the Audit Committee of our board of directors. The charter of our Audit Committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the Audit Committee. Since the IPO, we have not entered into any related party transactions.

Transactions During the Fiscal Year Ended March 31, 2013

We and our subsidiaries have entered into transactions with certain related parties, primarily with entities controlled by or where significant influence is exercised by Karan A. Chanana, our Chairman and Chief Executive Officer, or his family members. These transactions, which include loans and advances, issuances of securities, and purchases and sales of goods and raw materials, were conducted in the normal course of operations and are transacted at the exchange amount agreed to by the related parties. The aggregate amounts and nature of related transactions conducted in fiscal 2013, including interest incurred, are summarized as follows:

Transactions during the period	March 31, 2013
(Amount in $ million)
Loans received	-
Loans repaid	0.05
Advances made	-
Advances received	1.5
Contributed rent	0.005
Issuance of unregistered securities	-
Purchase of goods	-
Sales of goods	17.5

Loans and advances

We received no loans from Mr. Chanana in fiscal 2013, and $0.05 million has been repaid. These loans were primarily short term loans for working capital. As of March 31, 2013, $1.2 million remains outstanding. These loans are unsecured, have no fixed terms of repayment, and bear interest at a weighted average rate of 11.6% in fiscal 2013.

Our subsidiaries made no advances to related parties in fiscal 2013, but received an aggregate of $1.5 million as repayment for prior advances to entities controlled by affiliates of Mr. Chanana and his family members . Our subsidiaries made these advances in the ordinary course of business to prepay the purchase price for rice, semi-finished rice and palm oil, as described in "—Sales of goods" below. Such advances were interest-free, unsecured, and were settled through the delivery of goods purchased, typically during the fiscal year in which they were made, although there were no fixed terms of settlement. As of March 31, 2013, all advances from affiliates had been repaid.

Sales of goods

During fiscal 2013, our subsidiaries sold rice, semi-finished rice and palm oil to certain affiliates of Mr. Chanana and affiliates of his family members. Sales to affiliates and affiliates of Mr. Chanana’s family members of rice and palm oil during fiscal 2013 totaled $17.5 million, of which $11.4 million represented the sale of a shipment of rice that is subject to customs proceedings in the Philippines. Subsequently we have received the sale proceeds relating to these sales to affiliates and there are nil outstanding balances as of March 31, 2013 on account of these transactions. For more information, see “Item 4. Information on the Company—Legal Proceedings.”

Contributed rent

Contributed rent relates to rent paid by Amira India to Karan A. Chanana and Anil Chanana, Karan A. Chanana’s father, as lessors. Amira India leases its corporate and registered offices in India from Karan A. Chanana and Anil Chanana, respectively. The leases are effective for a period of 11 months, subject to renewal on mutually acceptable terms.

Personal guarantees

Mr. Chanana and Anita Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 10 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Chanana and Ms. Daing have guaranteed the repayment of the secured revolving credit facilities, , up to a sum of $175.7 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Chanana and/or Ms. Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Chanana and Ms. Daing in favor of Bank of Baroda and ICICI Bank for amounts not exceeding $2.1 million and $4.7 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI will indemnify its directors and officers, including Mr. Chanana, as permitted by its amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers, as described in “Management—Limitation on Liability and Indemnification of Officers and Directors.” Such indemnification will include indemnification for Mr. Chanana’s personal guarantees described above.

Agreements with Management

For information regarding arrangements with certain members of our management, see “Item 6 “Directors, Senior Management and Employees-Compensation.”

Transactions Since the Fiscal Year Ended March 31, 2013

There have been no related party transactions since March 31, 2013.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18.

B.	Significant Changes

None.

ITEM 9.       THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through June 10, 2013, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
2012
Fourth Quarter (from October 10, 2012)	10.24	7.01

2013
First Quarter	8.25	6.25
Second Quarter (through June 10, 2013)	9.80	6.35

December 2012	8.29	7.34
January 2013	8.15	6.25
February 2013	7.45	6.34
March 2013	8.25	7.10
April 2013	8.19	6.35
May 2013	9.58	7.35
June 2013 (through June 10, 2013)	9.80	8.05

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI.” Our ordinary shares have been listed on the New York Stock Exchange since October 10, 2012.

D.	Dilution

Not Applicable.

E.	Expenses of the Issue

Not Applicable.

ITEM 10.       ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office.  Our registered office is 29E, A.U. Tower; Jumeirah Lake Towers; Dubai, UAE or at such other place as our directors may determine.

Objects and Purposes, Register, and Shareholders.    Our objects and purposes are unlimited. Our register of shareholders will be maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name. The beneficial owners of the ordinary shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

Directors’ Powers.    Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, a company’s business and affairs are managed by, or under the supervision of, its directors, and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may vote on a transaction in which he has an interest. The directors may cause us to borrow money or mortgage or charge our property or uncalled capital, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or any third party.

Rights, Preferences and Restrictions of Ordinary Shares.    Subject to certain restrictions, our directors may authorize dividends at such time and in such amount as they determine. Each ordinary share is entitled to one vote. There are no cumulative voting rights. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may repurchase our ordinary shares in certain circumstances.

Rights Preferences and Restrictions of Preferred Shares.    Our memorandum and articles of association authorizes our board of directors to create and to issue up to five classes of preferred shares without shareholder approval with such designation, rights and preferences as may be determined by our board of directors. We have five classes of preferred shares to give us flexibility as to the terms on which each class is issued since, under BVI law, all shares of a single class must be issued with the same rights and obligations. Our board of directors is empowered, without shareholder approval, to issue such preferred shares with dividend, liquidation, redemption, voting or other rights which could harm the voting power or other rights of the holders of ordinary shares or another class of preferred shares. Although we do not currently intend to issue any preferred shares, we may do so in the future.

Variation of the Rights of Shareholders.    As permitted by the BVI Act and our memorandum of association, we may vary the rights attached to any class of shares only with the consent of not less than a majority of the votes of shareholders of that class who being so entitled attend and vote at the meeting of that class, except where a greater majority is required under our memorandum and articles of association or the BVI Act. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement. For these purposes, the creation, designation or issuance of preferred shares with rights and privileges ranking equal to or in priority to an existing class of ordinary or preferred shares is deemed not to be a variation of the rights of such existing class and may be effected by resolution of directors without shareholder approval.

Shareholder Meetings.    Our directors may call a meeting of shareholders whenever they see fit. Our shareholders may requisition our directors to hold a meeting upon the written request of shareholders entitled to exercise at least 30% of the voting rights. Under BVI law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. At least ten days’ and not more than 120 days’ notice of such meeting is required. A meeting of shareholders held in contravention of this notice requirement is valid if shareholders holding not less than a 90% majority of the total number of ordinary shares entitled to vote on all matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting is deemed to constitute a waiver. A majority of the shares entitled to vote at the meeting, present in person or by proxy, forms a quorum.

Our memorandum and articles of association establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our memorandum and articles of association may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not later than 90 nor earlier than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not later than 90 nor earlier than 120 calendar days prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These provisions may also discourage or deter a potential acquiror from conducting a solicitation of votes from other shareholders to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated memorandum and articles of association provide that we will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange.

Dividends.    Subject to the BVI Act and our memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not required to pay dividends under BVI law. No dividend shall carry interest against us.

Rights of Non-Resident or Foreign Shareholders and Disclosure of Substantial Shareholdings.    There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Untraceable Shareholders.    Under our memorandum and articles of association, we are entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) we have not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Transfer of Shares.    Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve. Our memorandum and articles of association also state that shares may be transferred by means of a system utilized for the purposes of holding and transferring ordinary shares, or a “Relevant System,” and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer Shares) shall act as agent of the Shareholders for the purposes of the transfer of any Shares transferred by means of the Relevant System.

Anti-takeover Provisions.    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including but not limited to provisions that:

•	authorize our board of directors without shareholder approval to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares by amending the memorandum and articles of association;

•	require advance notice requirements from shareholders nominating directors for election at a shareholder meeting;

•	prohibit shareholders from acting by written consent;

•	prohibit shareholders from cumulating votes in the election of directors; and

•	enable directors to be removed by shareholders only for cause.

Additional information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital— Summary of Certain Significant Provisions of BVI Law” and “Description of Share Capital —Material Differences in BVI Law and our Amended and Restated Memorandum and Articles of Association and Delaware Law” in our Registration Statement on Form F-1 initially filed with the SEC on August 29, 2012 (File No.: 333-183612), as amended, which section is incorporated herein by reference.

C.	Material Contracts

All material contracts governing the business of the Company and entered into in the last two years are described elsewhere in this Annual Report or in the information incorporated by reference herein.

D.	Exchange controls

Under BVI law, there are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its security holders.

E.	Taxation

General

The following summary of the material BVI, Indian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this summary, references to “the company,” “we,” “us” and “our” refer to ANFI.

BVI Taxation

The BVI government will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders (who are not tax residents in the BVI).

The company and all distributions, interest and other amounts paid by the company to persons who are not tax residents in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to the shares in the company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable in the BVI by persons who are not tax resident in the BVI with respect to any shares, debt obligations or other securities of the company.

Subject to the payment of stamp duty on any acquisition of real property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of incorporated companies owning real property in the BVI), all instruments relating to transactions in respect of the shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its security holders.

There is no income tax treaty or convention currently in effect between the United States and the BVI, although a Tax Information Exchange Agreement is in force.

Indian Taxation

The following are the material Indian tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. The information set forth below is intended to be a general discussion only. Prospective investors should consult their own tax advisers as to the consequences of purchasing our ordinary shares, including, without limitation, the consequences of the receipt of dividends paid on our ordinary shares and the sale, transfer or other disposition of our ordinary shares.

Based on the fact that ANFI is considered for Indian income tax purposes as a company domiciled abroad, any dividend income in respect of its ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. However, dividend payments to us by Amira India are subject to withholding of dividend distribution tax in India, at an effective rate of 16.99%, including applicable cess (Indian education tax) and surcharge.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The amendments do not currently define the term “substantially,” and they also do not deal with the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with countries such as the United States, United Kingdom and Canada, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. In the absence of guidance as to how these recent amendments would apply in the case of a sale by a holder of ANFI ordinary shares, it is not possible for counsel to opine on this issue. If it is determined that these amendments apply to a holder of ANFI ordinary shares with respect to income arising from the sale of the ordinary shares, such holder could be liable to pay tax in India on such income.

U.S. Federal Income Taxation

General

The following summary sets forth the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s ordinary shares and individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax. In addition, this discussion does not address U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities (including private foundations);

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	individual retirement accounts or other tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long term residents of the United States;

•	persons that directly, indirectly or constructively own 10% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors. This discussion also assumes that any distribution made (or deemed made) by us in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, future legislation, regulations, administrative rulings or court decisions may affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Sale or Other Taxable Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the New York Stock Exchange. Although our ordinary shares are currently listed and traded on the New York Stock Exchange, we cannot guarantee that such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Taxation on the Sale or Other Taxable Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at preferential rates. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If an Indian income tax applies to any gain arising from the sale of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such Indian tax applies to any such gain, a U.S. Holder may be entitled to certain benefits under the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-India Tax Treaty”), if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-India Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such Indian tax and their eligibility for the benefits of the U.S.-India Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under recently issued proposed regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund, or QEF, rules discussed below under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own, directly or indirectly, at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own, directly or indirectly, at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries during our taxable year ended March 31, 2013, we do not believe that we will be treated as a PFIC for such year or in the foreseeable future. Our actual PFIC status for our current taxable year or any subsequent taxable year, however, is uncertain and will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and such U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to a QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future, or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold such shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as “marketable stock” for U.S. federal income tax purposes, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the New York Stock Exchange, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed and traded on the New York Stock Exchange, we cannot guarantee that such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder with respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met.

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long term or short term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates, or the UAE.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

For more information on our subsidiaries, please see “Item 4. Information on the Company – Our Organizational Structure.”

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. Our risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. We do not engage in trading of financial assets for speculative purposes.

Market Risk Analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in INR.

The exchange rate between the INR and the U.S. dollar (we have significant exposure in U.S. dollars) has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro, however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2013, 2012 and 2011:

March 31, 2013	U.S. Dollars	Other Currencies
	(Amount in $)
Trade receivables	19,514,361	1,398,514
Intercompany receivables	25,008,232	-
Cash and cash equivalents	5,610	12,442
Total	44,528,203	1,410,956
March 31, 2012
Trade receivables	10,176,419	422
Intercompany receivables	19,466,796	—
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	29,447,578	(931)
March 31, 2011
Trade receivables	17,175,049	-
Intercompany receivables	6,268,579	-
Cash and cash equivalents	5,916,499	-
Total	29,360,127	-

As of March 31, 2013, 2012 and 2011, every 1% increase/ decrease of the respective foreign currencies compared to the functional currency of the relevant entity would impact our profit before tax by approximately $459,392, $294,466 and $293,601, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as on each reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in its Indian subsidiary whose functional currency is the Indian Rupee. All U.S.-Dollar forward exchange contracts have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Our U.S.-dollar forward contracts relate to revenue forecasted for 2013-14. All forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in 2013-14. The fair values of these financial instruments as of March 31, 2013 and March 31, 2012 is $1,260,512 and $ 2,239,129, respectively.

During fiscal 2013, a gain of $321,700 (fiscal 2012: a gain/ (loss) of Nil; fiscal 2011: gain/ (loss) of Nil) was recognized in other comprehensive income. The cumulative gain recorded in equity is $321,700 (fiscal 2012: cumulative gain/ (loss) of Nil).

During fiscal 2013, a loss of $1,628,914 (fiscal 2012: net gain/ (loss) of Nil; fiscal 2011: net gain/ (loss) of Nil) was reclassified from equity into profit or loss within other financial items.

During fiscal 2013, income tax gain of $146,820 (fiscal 2012: Nil) relating to cash flow hedging reserve was recognized in other comprehensive income loss.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. The analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2013 and 2012, we had $161.6 million and $141.8 million of total indebtedness, respectively, of which more than 99% had floating rates of interest. The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of one hundred basis points movement in the interest rate. This movement in the interest rate would lead to an increase/fall in the profit before tax by $1,603,244, $1,473,052 and $1,545,186 in the years ended March 31, 2013, 2012 and 2011, respectively.

Price risk sensitivity

We are exposed to price risk in respect of its listed equity securities and investment in mutual funds. These investments are held for long term and are designated as Available for sale financial assets and therefore do not impact the consolidated income statement. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

Credit Risk Analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of customer creditworthiness and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2013		March 31, 2012
	Gross	Impairment	Gross	Impairment
	(Amount in $)
Not past due	65,808,189	-	15,749,980	-
Past due less than three months	335,568	-	16,779,206	-
Past due more than three months but not more than six months	433,550	-	1,415,622	-
Past due more than six months but not more than one year	133,738	-	1,096,352	33,472
More than one year	186,237	104,848	2,245,804	78,079
Total	66,897,282	104,848	37,286,964	111,551

Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management. Management considers that that all the above financial assets that are not impaired and past due for each of the March 31 reporting dates under review are of good credit quality.

Receivables from our top five customers amounted to $34,538,254 and $22,113,740 constituting 51.7% and 59.0% of net trade receivables as of March 31, 2013 and 2012, respectively.

Of the above, receivables from our top two customers are as follows:

	March 31, 2013	March 31, 2012
	(Amount in $)
Customer 1	10,376,000	7,229,035
Customer 2	9,143,585	6,457,763
Total	19,519,585	13,686,798
Percentage to total receivables	29.2%	37.0%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. Management considers the credit quality of deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and it reviews these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. Management considers that all the above financial assets as at the reporting dates are of good credit quality.

Liquidity Risk Analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during normal course of business as on each reporting date. We maintain sufficient balance in cash and cash equivalents to meet its short term liquidity requirements. Long term liquidity requirement is assessed by management on a periodical basis and is managed through internal accruals and through management's ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and gratuity.

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-current
March 31, 2013	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt	1,394,834	1,311,559	5,736,096	49,889
Short term debt	154,765,700	—	—	—
Trade payables	4,516,657	—	—	—
Other current liabilities	2,836,251	—	—	—
Lease obligation	351,513	—	—	—
Total	163,864,955	1,311,559	5,736,096	49,889

	Current		Non-current
March 31, 2012	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt	1,436,864	1,795,257	8,399,449	661,844
Short term debt	132,126,355	—	—	—
Trade payables	21,302,059	—	—	—
Other current liabilities	10,913,655	—	—	—
Lease obligation	274,457	—	—	—
Total	166,053,390	1,795,257	8,399,449	661,844

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.           Not applicable.

B.           Not applicable.

C.           Not applicable.

D.           Not applicable.

E.           Use of Proceeds.

On October 15, 2012, we completed an IPO of our ordinary shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-183612), which became effective on October 10, 2012. UBS Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers, Jefferies & Company, Inc. acted as lead manager and KeyBanc Capital Markets Inc. acted as co-manager for the IPO. An aggregate of 9,000,000 ordinary shares were sold in the IPO at a price of $10.00 per share less underwriting discounts and commissions of $0.70 per share, for aggregate gross proceeds before expenses of $83,700,000. We paid for expenses in connection with the IPO (excluding underwriting discounts and commissions) totaling approximately $2.7 million. We used approximately $77 million of the net proceeds to purchase equity shares of Amira India contemporaneously with the completion of the IPO. Amira India has used $52 million of this amount to pay down a portion of the indebtedness under our secured revolving credit facilities, rather than the amounts under its term loans, because the secured revolving credit facilities bear interest at comparatively higher rates. Additionally, Amira India intends to use approximately $25 million of the IPO proceeds to partially fund the development of a new processing facility. Pending construction of the facility, such funds are being held in short term interest bearing fixed deposits with banks. At the completion of the IPO we retained $4 million of the net proceeds in ANFI to fund its future operating expenses through 2015; after paying New York Stock Exchange listing fees and director’s cash compensation, $3.8 million of this amount remained available as of March 31, 2013.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective as of March 31, 2013.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Neal Cravens is an “audit committee financial expert” as defined by the Securities and Exchange Commission’s rules and “independent” as that term is defined in Item 16A(b) of Form 20-F and New York Stock Exchange listing standards.

ITEM 16B.     CODE OF ETHICS.

On August 22, 2012, we adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the Investor Relations page of our corporate website at http://phx.corporate-ir.net/phoenix.zhtml?c=251471&p=irol-govhighlights.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in fiscal 2013 and 2012.

	Years ended March 31,
	2013	2012
	(Amount in $)
Audit fees (1)	408,091	205,489
Total	408,091	205,489

(1)	Audit fees consist of fees billed by Grant Thornton India LLP for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended March 31, 2013 and 2012, respectively, and for audit services related to our IPO.

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2013, 2012 and 2011, all audit, audit-related, tax and other services performed by Grant Thornton India LLP were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.  Grant Thornton India LLP was our principal auditor and no work was performed by persons outside of this firm.

Audit of Financial Statements.

During fiscal 2013 and 2012, Grant Thornton India LLP was our principal auditor and no audit work was performed by persons outside of this firm.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.     CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

None.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.            FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.            FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.       EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira C Foods International DMCC and Protik Guha, as amended on October 18, 2011(1)
4.4	Employment Agreement, dated April 6, 2012, between Amira Pure Foods Private Limited and Ritesh Suneja(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Karan A. Chanana(1)
4.7	Offer Letter, dated July 30, 2012, between Amira Nature Foods Ltd and Daniel Malina(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Karan A. Chanana and Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Letter of Appointment, dated October 22, 2012, between Ashish Poddar and Amira Pure Foods Private Limited(2)
4.27	Employment Severance Undertaking, dated January 2, 2013, issued by Ritesh Suneja in favor of Amira Pure Foods Private Limited*
8.1	Subsidiaries of the Registrant*
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*

Exhibit No.	Description
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Grant Thornton India LLP, independent registered public accounting firm*

*Filed Herewith.

(1) Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

(2) Incorporated by reference the Report of Foreign Private Issuer on Form 6-K, filed with the SEC on November 21, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

June 13, 2013	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal Executive Officer)

June 13, 2013	By:	/s/ Ashish Poddar
Name: Ashish Poddar
Title: Chief Financial Officer (Principal Financial Officer)
100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Amira Nature Foods Ltd.

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd. and subsidiaries (the “Company”) as of March 31, 2013 and March 31, 2012, and the related consolidated income statements, consolidated statements of other comprehensive income/(loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Amira Nature Foods Ltd. and subsidiaries as of March 31, 2013 and March 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/Grant Thornton India LLP

Gurgaon, India

June 13, 2013

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

		(Amounts in USD)
	Notes	As at March 31, 2013	As at March 31, 2012
ASSETS
Non-current
Intangible assets	6	$607,871	$360,578
Property, plant and equipment	7	23,467,379	25,520,950
Other long term assets	8	430,739	580,168
Total non-current assets		$24,505,989	$26,461,696

Current
Inventories	9	$181,459,799	$141,620,690
Trade receivables	10	66,792,434	37,175,413
Derivative financial instruments		1,260,512	2,239,129
Prepayments	11	8,386,856	6,965,302
Other current assets	12	10,856,050	9,222,451
Cash and cash equivalents	13	33,270,338	8,368,256
Total current assets		$302,025,989	$205,591,241
Total assets		$326,531,978	$232,052,937

EQUITY AND LIABILITIES
Equity
Share capital	14	$9,111	$100
Share premium		82,639,766	-
Share based compensation reserve		227,674	-
Reserve for available for sale financial assets		(21,561)	(25,496)
Currency translation reserve		(5,582,983)	(1,945,447)
Cash flow hedging reserve		258,647	-
Actuarial gain reserve		26,340	9,954
Restructuring Reserve		9,398,927	9,398,927
Retained earnings		44,348,684	29,292,375
Equity attributable to Shareholders of the Company		131,304,605	36,730,413
Equity attributable to Non-Controlling Interest		12,328,130	8,954,156
Total equity		$143,632,735	$45,684,569
Liabilities
Non-current liabilities
Employee benefit obligations	20	$185,437	$178,497
Debt	18	4,831,416	7,344,938
Deferred tax liabilities	19	8,527,874	4,821,503
Total non-current liabilities		$13,544,727	$12,344,938

Current liabilities
Trade payables	17	$4,516,657	$21,302,059
Debt	18	156,785,820	134,410,915
Current tax liabilities (net)		2,658,236	1,942,637
Other current liabilities	17	5,393,803	16,367,819
Total current liabilities		$169,354,516	$174,023,430
Total liabilities		$182,899,243	$186,368,368
Total equity and liabilities		$326,531,978	$232,052,937

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Income Statements

		(Amounts in USD)
	Notes	March 31, 2013	March 31, 2012	March 31, 2011
Revenue		$413,682,574	$328,979,799	$255,011,121
Other income		94,368	637,383	2,147,141
Cost of material		(347,341,159)	(270,259,623)	(234,707,437)
Change in inventory of finished goods		27,594,211	6,667,730	28,688,934
Employee expenses	20	(5,553,197)	(2,844,454)	(2,413,584)
Depreciation and amortization		(1,943,846)	(2,089,738)	(1,915,934)
Freight, forwarding and handling expenses		(20,985,039)	(13,990,863)	(10,775,383)
Other expenses	21	(14,676,910)	(10,568,202)	(9,771,151)
		$50,871,002	$36,532,032	$26,263,707
IPO expenses		(1,750,082)	-	-
Finance costs	22	(21,751,614)	(21,786,007)	(19,676,559)
Finance income	22	802,146	303,036	164,853
Other financial items	23	(654,852)	1,032,599	2,607,924
Profit before tax		$27,516,600	$16,081,660	$9,359,925
Income tax expense	19	(8,267,562)	(4,137,422)	(2,948,276)

Profit after tax		$19,249,038	$11,944,238	$6,411,649
Profit after tax attributable to:
Shareholders of the company		15,056,309	9,603,167	5,154,966
Non-controlling interest		4,192,729	2,341,071	1,256,683

Earnings per share

Basic and diluted earnings per share	24	$0.63	$0.49	$0.26

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Other Comprehensive Income/ (Loss)

	(Amounts in USD)
	March 31, 2013	March 31, 2012	March 31, 2011
Profit after tax	$19,249,038	$11,944,238	$6,411,649
Other comprehensive income
Available for sale financial assets
- Current period gain/(loss)	7,416	(47,016)	72,316
- Reclassification to Income statement	-	(22,905)	(31,805)
- Income tax	(2,520)	22,686	(13,144)
Cash flow hedge reserve
-Current period loss	(1,160,394)	-	-
-Reclassification to income statement	1,628,914	-	-
-Income tax	(146,820)	-	-
Actuarial gain/(loss) reserve
-Current year gains	30,875	40,747	1,949
-Income tax	(10,495)	(13,220)	(632)
Exchange differences on translation of foreign operations	(4,524,299)	(5,504,858)	(190,279)

Other comprehensive loss for the year, net of tax	$(4,177,323)	$(5,524,567)	$(161,595)
Total comprehensive income for the year	$15,071,715	$6,419,672	$6,250,054

Total comprehensive income for the year attributable to:
Shareholders of the Company	11,697,741	5,161,416	5,025,043
Non-controlling interest	3,373,974	1,258,256	1,225,011

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

	(Amounts in USD)
	Share Capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging reserve	Actuarial gain/(loss) reserve	Restructuring reserve	Retained earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Balance as at April 1, 2010	$100	$—	$—	$(9,522)	$2,633,442	$—	$(13,236)	$9,398,927	$14,534,242	$26,543,953	$6,470,890	$33,014,843
Profit after tax	—	—	—	—	—	—	—	—	5,154,966	5,154,966	1,256,683	6,411,649
Other comprehensive income /(loss) for the period	—	—	—	22,003	(152,984)	—	1,059	—	—	(129,922)	(31,673)	(161,595)
Total comprehensive income/(loss) for the period	—	—	—	22,003	(152,984)	—	1,059	—	5,154,966	5,025,044	1,225,010	6,250,054
Balance as at March 31, 2011	$100	$—	$—	$12,481	$2,480,458	$—	$(12,177)	$9,398,927	$19,689,208	$31,568,997	$7,695,900	$39,264,897

Balance as at April 1, 2011	$100	$—	$—	$12,481	$2,480,458	$—	$(12,177)	$9,398,927	$19,689,208	$31,568,997	$7,695,900	$39,264,897
Profit after tax	—	—	—	—	——	—	—	—	9,603,167	9,603,167	2,341,071	11,944,238
Other comprehensive income /(loss) for the period	—	—	—	(37,977)	(44,25,905)	—	22,131	—	—	(4,441,751)	(1,082,816)	(5,524,567)
Total comprehensive income/(loss) for the period	—	—	—	(37,977)	(4,425,905)	—	22,131	—	9,603,167	5,161,416	1,258,256	6,419,671
Balance as at March 31, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569

Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569
Issue of Shares (Net of Issuance Cost)	9,000	82,639,766	—	—	—	—	—	—	—	82,648,766	—	82,648,766
Share based compensation	11	—	227,674	—	—	—	—	—	—	227,685	—	227,685
Transactions with shareholders	9011	82,639,766	227,674	—	—	—	—	—	—	82,876,451	—	82,876,451
Profit after tax	—	—	—	—	—	—	—	—	15,056,309	15,056,309	4,192,729	19,249,038

	Share Capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging reserve	Actuarial gain/(loss) reserve	Restructuring reserve	Retained earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Other comprehensive income/(loss) for the period	—	—	—	3,935	(3,637,536)	258,647	16,386	—	—	(3,358,568)	(818,755)	(4,177,323)
Total comprehensive income/(loss) for the period	—	—	—	3,935	(3,637,536)	258,647	16,386	—	15,056,309	11,697,741	3,373,974	15,071,715
Balance as at March 31, 2013	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$26,340	$9,398,927	$44,348,684	$131,304,605	$12,328,130	$143,632,735

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
	Notes	March 31, 2013	March 31, 2012	March 31, 2011
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax		$27,516,600	$16,081,660	$9,359,925
Adjustments for non-cash items	27	2,039,904	3,125,793	1,088,243
Adjustments for non-operating expenses	27	19,015,955	16,943,347	14,773,573
Changes in operating assets and liabilities	27	(105,093,325)	(15,744,410)	(21,904,408)
		$(56,520,866)	$20,406,390	$3,317,333
Income Taxes paid		(3,701,951)	(512,071)	(1,771,923)
Net cash generated from/(used in) operating activities		$(60,222,817)	$19,894,319	$1,545,410

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(1,526,281)	$(858,941)	$(1,742,906)
Purchase of intangible assets		(334,793)	(51,745)	(52,477)
Proceeds from sale of property, plant and equipment		320,067	8,241	31,727
Proceeds from the sale of short term investments		—	78,504	49,564
Net (addition)/deletion of long term assets		(84,631)	(288,300)	408,865
Purchase of short term investments		(110,400)	(183,031)	(87,215)
Interest income		802,147	303,036	164,852
Net cash used in investing activities		$(933,891)	$(992,236)	$(1,227,590)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net Proceeds from issue of shares	27	$82,648,766	$—	$—
Net proceeds from short term debt		27,973,449	3,687,642	11,420,194
Proceeds from long term debt		34,220	245,295	18,340,340
Repayment of long term debt		(2,241,703)	(2,428,149)	(7,794,436)
Interest paid		(19,830,624)	(17,248,517)	(14,557,840)
Net cash generated from/(used in) financing activities		$88,584,108	$(15,743,729)	$7,408,258
(D)Effect of change in exchange rate on cash and cash equivalents		(2,525,318)	(2,990,793)	18,348
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$24,902,082	$167,562	$7,744,426
Cash and cash equivalents at the beginning of the year		8,368,256	8,200,695	456,269
Cash and cash equivalents at the end of the year		$33,270,338	$8,368,256	$8,200,695

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.     Nature of operations

Amira Nature Foods Ltd (‘‘ANFI” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or ‘‘the Group’’) are engaged primarily in the business of processing and selling packaged Indian specialty rice, primarily basmati rice and other food products. The Group sells goods to international buyers (located in Asia Pacific, Europe, Middle East and North Africa and North America) and distributors and retail chains in India. The Group’s rice processing plant is located in Gurgaon, India.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The registered office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates.

2.     General information and statement of compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB").

3.     Restructuring

ANFI was formed to act as holding company of the Group and to make a public offering of its shares in the United States of America (“USA”). On October 15, 2012, ANFI completed its initial public offering (“IPO”) in the USA. Immediately thereafter, the Company through its wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“ANFI Mauritius”), subscribed for 53,102,500 equity shares of Amira Pure Foods Private Limited (“APFPL”), representing 80.4% of its outstanding shares on October 16, 2012, pursuant to a subscription agreement dated September 27, 2012, as amended subsequently through an amendment agreement dated October 10, 2012.  The balance of 19.6% in APFPL represents Non-controlling interest (“NCI”).

Considering that ANFI and APFPL were under common control prior to effectiveness of combination, the above mentioned restructuring has been accounted for using the “Pooling of interest method”. As per the pooling of interest method, assets and liabilities of the entities have been recorded at their carrying values and periods presented have been restated as if the share subscription had been entered into as of April 1, 2010.

Balance in shareholders fund as of April 1, 2010 as presented in APFPL’s financial statements comprises the following: -

(Amounts in USD)
Share capital	$2,546,542
Share premium	8,757,683
Reserve available for sale financial assets	(11,843)
Currency translation reserve	3,275,426
Actuarial gain/(loss) reserve	(16,462)
Capital redemption reserve	385,983
Retained earnings	18,077,415
Total	$33,014,744

Assuming that the Company owned 80.4% of the outstanding shares of APFPL as of April 1, 2010, the shareholder’s funds have been allocated between Non-controlling interest and other elements as set forth below:-

(Amounts in USD)
Restructuring reserve	$9,398,927
Reserve available for sale financial assets	(9,522)
Currency translation reserve	2,633,443
Actuarial gain/(loss) reserve	(13,236)
Retained earning	14,534,242
Equity attributable to Shareholders of the Company	26,543,854
Non-controlling interest	6,470,890
Total	$33,014,744

On October 15, 2012, the Company completed its initial public offering of 9,000,000 ordinary shares of face value of $0.001 at a premium of $9.999 per share. The Company incurred a total cost of $9.1 million towards share issue and listing of shares. Share issue expenses attributable to raising of new equity amounting to $7.3 million have been reduced from equity and other expenses amounting to approximately $1.8 million are recorded in the consolidated income statement.

Out of the net proceeds of $81 million, the Company has utilized $52 million towards repayment of working capital debt, $25 million has been retained for the development of a new processing facility and the balance is retained by ANFI to fund its future operating expenses.

4. Standards issued but not yet effective

Summarized in the paragraphs below are standards, interpretations or amendments that have been issued prior to the date of approval of these consolidated financial statements and will be applicable for transactions in the Group but are not yet effective. These have not been adopted early by the Group and accordingly, have not been considered in the preparation of the consolidated financial statements of the Group.

Management anticipates that all of these pronouncements will be adopted by the Group in the first accounting period beginning after the effective date of each of the pronouncements. Information on the new standards, interpretations and amendments that are expected to be relevant to the Group's consolidated financial statements is provided below.

•	IFRS 9 Financial Instruments Classification and Measurement

 In November 2009, the IASB issued IFRS 9 “Financial Instruments: Classification and Measurement” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

IFRS 9R is effective for fiscal years beginning on or after January 1, 2015. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

•	Consolidation Standards

A package of consolidation standards are effective for annual periods beginning on or after January 1, 2013. Information on these new standards is presented below. The Company is currently evaluating the impact that these new standards will have on its consolidated financial statements although these are not expected to be material.

o	IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) which replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation — Special Purpose Entities” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. This pronouncement is effective for the annual period beginning on or after January 1, 2013 with earlier application permitted so long as this standard is applied together with other four standards as mentioned below:

IFRS 11 “Joint Arrangements”

IFRS 12 “Disclosure of Interest in Other Entities”

IAS 27 (Revised) “Separate Financial Statements”

IAS 28 (Revised) “Investments in Associates and Joint Ventures”

The remainder of IAS 27, “Separate Financial Statements”, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

o	IFRS 11 Joint Arrangements

“Joint Arrangements” (“IFRS 11”), which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities — Non-monetary Contributions by Ventures”, requires a single method, known as the equity method, to account for interests in joint operations and joint ventures. The proportionate consolidation methodto account for joint ventures is no longer permitted to be used. IAS 28, “Investments in Associates and Joint Ventures”, was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

o	IFRS 12 Disclosure of interest in other entities

“Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

Further, in June 2012, IASB published “Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance” as amendments to IFRS 10, IFRS 11 and IFRS 12. These amendments are intended to provide additional transition relief by limiting the requirement to provide adjusted comparative information to only the preceding comparative period.

The Company will be adopting IFRS 10, IFRS 11 and IFRS 12 for the reporting period beginning effective April 1, 2013. The Company is currently evaluating the impact of the above pronouncements on the Company’s consolidated financial statements.

•	IAS 1 “Presentation of Financial Statements” (“IAS 1 (Amended)”)

The IASB published amendments to IAS 1 “Presentation of Financial Statements” (“IAS 1(Amended)”) in June 2011. Amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the statement of income. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company is required to adopt IAS 1 (Amended) by the accounting year commencing April 1, 2013.

The Company is currently evaluating the requirements of IAS 1 (Amended) and does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated financial statements.

•	IFRS 7 “Financial Instruments: Disclosure”

In December 2011, the IASB amended the accounting requirements and disclosures related to offsetting of financial assets and financial liabilities by issuing an amendment to IAS 32 “Financial Instruments: Presentation” (“IAS 32”) and IFRS 7 “Financial Instruments: Disclosure” (“IFRS 7”).

The amendment to IFRS 7 requires companies to disclose information about rights of offset and related arrangements for financial instruments under an enforceable master netting agreement or similar arrangement. The new disclosure requirements are effective for interim or annual periods beginning on or after January 1, 2013. It requires retrospective application for comparative periods.

The IASB has amended IAS 32 to clarify the meaning of ‘‘currently has a legally enforceable right of set off’’ and ‘‘simultaneous realization and settlement’’. The amendment clarifies that in order to result in an offset of a financial asset and financial liability, a right to set off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy. The amendments also clarify that the determination of whether the rights meet the legally enforceable criteria will depend on both the contractual terms entered into between the counterparties as well as the law governing the contract and the bankruptcy process in the event of bankruptcy or insolvency. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively for comparative periods.

The Company is currently evaluating the requirements of above amendments to IAS 32 and IFRS 7, and does not believe that the adoption of these standards will have a material effect on its consolidated financial statements.

•	IFRS 13 Fair Value Measurement

In May, 2011, the IASB issued IFRS 13 “Fair Value Measurements” (“IFRS 13”). IFRS 13 defines fair value, provides a single IFRS framework for measuring fair value and requires disclosure about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

•	Amendments to IAS 19Employee Benefits

The amendments to IAS 19 include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

•	eliminate the "corridor method," requiring entities to recognize all gains and losses arising in the reporting period;

•	streamline the presentation of changes in plan assets and liabilities; and

•	enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after January 1, 2013 and will apply retrospectively. Management does not expect the impact of this amendment to be significant.

5.     Summary of significant accounting policies

5.1. Overall considerations

The consolidated financial statements have been prepared on a going concern basis. The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below.

5.2. Basis of consolidation

The Group's consolidated financial statements include financial statements of Amira Nature Foods Ltd, Mauritius and all of its subsidiaries for the years ended March 31, 2013 and 2012. Subsidiaries are all entities over which the Group has the power to control the financial and operating policies. ANFI obtains and exercises control through more than half of the voting rights or by the power to govern the financial and operating policies of the entity.

All transactions between group companies including unrealized gains and losses are eliminated to ensure consistency with accounting standards on consolidation. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Subsidiary entities considered for consolidation are as follows:

Name of the Entity	Date of Incorporation	Country of Incorporation	Group Shareholding (%)	Parent Company

Amira Nature Foods Ltd	August 16, 2012	Mauritius	100%	Amira Nature Foods Ltd, BVI

Amira Pure Foods Private Limited	December 20, 1993	India	80.4%	Amira Nature Foods Ltd, Mauritius

Amira Food PTE Limited	September 25, 2007	Singapore	100%	Amira Pure Foods Private Limited

Amira I Grand Foods Inc.	October 16, 2008	United States	100%	Amira Pure Foods Private Limited

Amira C Foods International DMCC	October 21, 2009	United Arab Emirates	100%	Amira Pure Foods Private Limited

Amira Foods (Malaysia) SDN. BHD.	May 23, 2008	Malaysia	100%	Amira Food PTE Limited

Amira G Foods Limited	April 1, 2011	United Kingdom	100%	Amira C Foods International DMCC

Amira Ten Nigeria Limited	May 7, 2012	Nigeria	100%	Amira C Foods International DMCC

5.3. Foreign currency translation

The consolidated financial statements are presented in U.S. Dollars. The functional currency of each entity has been determined on the basis of primary economic environment in which each entity of the Group operates.

A currency other than the functional currency of entities within the Group is a foreign currency. Foreign currency transactions are translated into the functional currency of the respective Group entity, using the exchange rates prevailing at the dates of the applicable transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the statement of financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated income statements. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the applicable transaction.

In the Group's consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than U.S. Dollars are translated into U.S. Dollars upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting periods.

On consolidation, assets and liabilities have been translated into U.S. Dollars at the closing rate at the statement of financial position date. Income and expenses have been translated into the Group's presentation currency at the average rate over the reporting period. Exchange differences are recognized in the "Currency Translation Reserve" in equity.

5.4. Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and taxes. The following specific revenue recognition criteria are also met before revenue is recognized.

Sale of goods

Revenue from sale of goods is recognized when the significant risks and rewards of ownership of goods have passed to the buyer, usually on delivery of goods.

Interest and dividend income

Interest income is reported on an accrual basis using the effective interest method. Dividend income is recognized at the time the right to receive payment is established.

5.5. Inventory

Inventory is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Raw materials, stores and spares, packaging materials and purchased finished goods

Cost comprises purchase price, expenses incurred to bring inventory to its present location and related taxes net of tax credit available, if any, and includes storage cost and interest, for materials which are required to be stored for a substantial period of time for natural ageing process. Cost of closing inventory is determined on a first in first out basis.

Manufactured finished goods and work in progress

Cost includes direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of closing inventory includes interest, as rice is required to be stored for a substantial period of time for natural ageing process.

5.6. Intangible assets

The intangible assets of the Group consist of trademarks and software licenses. Intangible assets are stated at cost of acquisition, less accumulated amortization and impairments, if any.

Intangibles are capitalized as and when the expenditure is made in connection with the same and are amortized on a straight line basis over their estimated useful lives. Residual values and useful lives of intangible assets are reviewed at each reporting date.

Management's estimate of the useful life of trademarks and software licenses is 10 and 3 years, respectively.

5.7. Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, if any.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statements within "Other Income" in the year the asset is derecognized.

The assets residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date.

Property, plant and equipment are depreciated using the straight line method over the useful life of asset as estimated by management. The useful lives estimated by management are as follows:

Building	25 years
Plant and machinery	3-20 years
Office and equipment	3-6 years
Furniture and fixtures	5-6 years
Vehicles	5 years

5.8. Leases

Operating leases are considered to be leases where substantial risks and rewards related to ownership of the leased asset are retained with the lessor. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

5.9. Impairment testing of intangible assets and property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level.

All individual assets or cash-generating units are reviewed at each reporting date to determine whether there is any indication that those assets or units have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset or unit is estimated in order to determine the extent of the impairment loss, if any.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

An impairment loss is recognized as an expense in the consolidated income statements. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

5.10. Debt costs

Debt costs primarily comprises interest on the Group's debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Other debt costs are expensed in the period in which they are incurred and reported in "Finance Costs".

5.11. Financial assets and financial liabilities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are measured initially at fair value plus transactions costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value. The value of interest free financial assets and financial liabilities with short term maturities are not discounted at initial recognition if the impact is not material.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, the Group’s financial assets are classified into the loans and receivables, fair value through profit or loss and available for sales upon initial recognition:

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in consolidated statement of other comprehensive income.

All financial assets except for those measured at fair value through profit or loss are subject to review for impairment at least at each date of statement of financial position. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. The Group's cash and cash equivalents and trade and other receivables fall into this category of financial instruments.

Financial assets at fair value through profit and loss (FVTPL)

Financial assets at FVTPL include financial assets that are either classified as held for trading if acquired principally for the purpose of selling in the short term or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Available for sale financial assets

Available for sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Group's available for sale financial assets include investments in listed securities and mutual funds.

Available for sale financial assets are measured at fair value. Gains and losses are recognized in the consolidated statements of other comprehensive income and reported within the available for sale reserve within equity. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in the consolidated statements of other comprehensive income is reclassified from the equity reserve to consolidated income statements and presented as a reclassification adjustment within the consolidated statements of other comprehensive income.

Financial liabilities

The Group's financial liabilities include borrowings, trade and other payables and derivative financial instruments. Financial liabilities are measured subsequently at amortized cost using the effective interest method except for derivative financial liabilities. Derivative financial liabilities are designated under the category of fair value through profit or loss and are carried subsequently at fair value with gains or losses recognized in profit or loss in consolidated income statements except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply.

All income and expenses relating to financial assets that are recognized in profit or loss in consolidated income statements are presented within '‘finance costs‘‘, '‘finance income‘' or ‘‘other financial items‘’.

5.12. Cash flow hedges

Changes in fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in consolidated statements of other comprehensive income and held in cash flow hedge reserve to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss in consolidated income statements. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to profit or loss in consolidated income statements upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in profit or loss in consolidated income statements.

5.13. Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in “Share based compensation reserve”.

The share options granted by the Group to its employees have been valued indirectly with respect to the fair values of the equity instruments granted, using the Black Scholes valuation model.

5.14.    Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated income statement except where it relates to items that are recognized in the consolidated statements of other comprehensive income or directly in equity in which case the related income tax is recognized in consolidated statements of other comprehensive income or equity, respectively. The basis for computation of current tax and deferred tax is explained below:-

Current tax

Calculation of current tax is based on tax rates applicable for the respective years in respective tax jurisdictions. Current income tax assets and/or liabilities comprises those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid/un-recovered at the reporting date. Current tax is payable on taxable profit, which differs from the consolidated income statements.

Deferred tax

Deferred income taxes are calculated, without discounting, using the balance sheet liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted by the reporting date. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. In respect of taxable temporary difference associated with investment in subsidiaries, joint ventures and associates, where the timing of reversal is controllable and are not probable to reverse in foreseeable future, a deferred tax liability is not recognized. Tax losses available to be carried forward and other income tax credits available to the Group are assessed for recognition as deferred tax assets.

Deferred tax liabilities are provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Group has a right and intention to set off current tax assets and liabilities from the same taxation authority.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

5.15.    Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, in current accounts and deposit accounts with an original maturity of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

5.16.    Equity

Share capital and share premium

Share capital represents the nominal value of shares that have been issued and the excess amount received on issue of share capital is classified as share premium. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

Retained earnings

Retained earnings comprises undistributed profit after tax of current and prior period

Other components of equity

Other component of equity consists of following:-

Reserve available for sale financial assets

The reserve available for sale financial assets created by ANFI represents the unrealized changes in the fair value of securities classified as available for sale financial assets.

Currency translation reserve

Translation differences arising on translation of foreign operations are recognized in consolidated statements of other comprehensive income and included in a separate "currency translation reserve" within equity.

Cash flow hedging reserve:-

Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are transferred to cash flow hedging reserve to the extent the hedges are effective.

Actuarial gain/(loss) reserve:-

Actuarial gains and losses recognized on defined benefits are transferred to Actuarial gain/(loss) reserve.

5.17.    Post-employment benefits, short term and long term employee benefits and employee costs

The Group provides post-employment benefits through defined contribution plans as well as defined benefit plans.

Defined contribution plan

A defined contribution plan is a plan under which the Group pays fixed contributions into an independent fund administered by the government. The Group has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Group's defined contribution plans include contribution to a fund administered by the Indian government called the Provident Fund. The contributions recognised in respect of defined contribution plans are expensed in the period that relevant employee services are received. There are no other obligations other than the contribution payable to the fund.

Defined benefit plan

The defined benefit plans sponsored by the Group define the amount of the benefit that an employee will receive on completion of services by reference to length of service and last drawn salary.

The liability recognized in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation ("DBO") at the reporting date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Management estimates the present value of the DBO annually through valuations by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows based on management's assumptions.

The estimate of its benefit obligations is based on standard rates of inflation and mortality. Discount rate is based upon the market yield available on government bonds at the reporting date with a term that matches that of the liabilities and the salary increase taking into account inflation, seniority, promotion and other relevant factors. Actuarial gains and losses are included in other comprehensive income.

Short term employee benefits

Short term benefits comprises employee costs such as salaries, bonuses, and paid annual leave and sick leave are accrued in the year in which the associated services are rendered by employees of the Group.

The liability in respect of compensated absences becoming due or expected to be availed within one year from the reporting date are considered as short term benefits and are recognized at the undiscounted amount of estimated value of benefit expected to be availed by the Group’s employees.

5.18.    Provisions and, contingent liabilities

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Contingent Liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized.

5.19.    Government Grant

The Group receives non-monetary government grants in the form of licenses to import goods without payment of import duty. Such grants are measured at fair value and are recognized when there is reasonable assurance that:

(a)	The entity will comply with the conditions attaching to them; and

(b) The grants will be received.

Income from such grants is recorded under the heading "Other Income in the Consolidated Statements".

5.20.    Estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant Management Judgment

i.	Determination of functional currency of individual entities

Following the guidance under IAS 21, the effects of changes in foreign exchange rates, the functional currency of each individual entity is determined to be the currency of the primary economic environment in which the entity operates. Management considers that the each individual entity's functional currency reflects the transactions, events and conditions under which the entity conducts its business.

ii.	Deferred tax assets

The assessment of the probability of future taxable income in which deferred tax assets can be utilized is based on the Group's expected future tax liability, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules in the jurisdictions in which the Group operates are also carefully taken into consideration. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full. The recognition of deferred tax assets that are subject to certain legal or economic limits or uncertainties is assessed individually by management based on the specific facts and circumstances.

iii.	Contingent liabilities

Management exercises judgment in assessing its probability of such cases resulting in outflow of resources. Based on its assessment, management has recorded a liability in the financial statements where it believes it is probable that there will be future outflow of resources in respect of the pending contingency. Where the outflow is considered as possible but not probable or it is not possible to reasonably estimate amounts and timing of the outflow, the contingency involved is disclosed in the financial statements.

iv.	Inventories

The Group has elected the accounting policy choice of capitalizing debt cost as raw material and finished goods are stored for substantial period of time.

IAS 23 Borrowing Cost allows (but does not mandate) the Group to apply IAS 23 on inventory produced in large quantity on repetitive basis. Management believes it is more appropriate to apply IAS 23 to the valuation of paddy and rice inventory that is stored for a substantial period of time for natural ageing process needed for desired level of quality.

Estimates

i.	Impairment of assets

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future gross profits. These assumptions relate to future events and circumstances. In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

ii.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

iii.	Defined benefit liability

Management estimates the defined benefit liability annually through valuations by an independent actuary; however, the actual outcome may vary due to estimation uncertainties. It also takes into account the Group's specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to high quality corporate/government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related defined benefit liability. Estimation uncertainties exist with regard to anticipation of future salary increases which may vary significantly in future appraisals of the Group's defined benefit obligations.

iv.	Fair value of financial instruments

Management applies valuation techniques to determine the fair value of financial instruments where active market quotes are not available. This requires management to develop estimates and assumptions based on market inputs, using observable data that market participants would use in pricing the instrument. Where such data is not observable, management uses its best estimate.

v.	Share-based payment

The share options granted by the Group to its employees have been valued indirectly with respect to the fair values of the equity instruments granted, using the Black Scholes valuation model. In valuing the share options, management is required to estimate the inputs made to the Black Scholes model. These inputs include, inter alia, fair value of the shares of the Company at the measurement date, volatility of shares, risk free rate of return, dividend yield and expected life of the option.

6.     Intangible assets

The Group's intangible assets consist of trademarks and software licenses. The carrying amounts are as follows:

	Trademarks	Software	Total
Cost
Balance as at April 01, 2011	$490,541	$-	$490,541
- Additions	51,745	-	51,745
- Translation adjustment	(66,730)	-	(66,730)
Balance as at March 31, 2012	$475,556	$-	$475,556
- Additions	200,112	134,681	334,793
- Translation adjustment	(19,794)	-	(19,794)
Balance as at March 31, 2013	$655,874	$134,681	$790,555
Depreciation and impairment
Balance as at April 01, 2011	$80,431	$-	$80,431
- Depreciation charge for the year	47,035	-	47,035
- Translation adjustment	(12,488)	-	(12,488)
Balance as at March 31, 2012	$114,978	$-	$114,978
- Depreciation charge for the year	59,030	13,467	72,497
- Translation adjustment	(4,791)	-	(4,791)
Balance as at March 31, 2013	$169,217	$13,467	$182,684
Carrying Value
At March 31, 2011	$410,110	$-	$410,110
At March 31, 2012	$360,578	$-	$360,578
At March 31, 2013	$486,657	$121,214	$607,871

7.     Property, plant and equipment

The Group's property, plant and equipment comprises land, building, plant and machineries, furniture and fixtures, office equipment and vehicles. The carrying amounts are analyzed as follows:

	Building	Freehold Land	Plant and machineries	Furniture and fixtures	Office equipment	Vehicles	Total
Cost
Balance as at April 01, 2011	$4,042,823	$4,281,138	$27,488,264	$381,662	$727,846	$1,069,408	$37,991,141
- Additions	75,139	-	143,745	74,261	81,752	345,734	720,631
- Disposals	-	-	(19,552)	-	(691)	(16,917)	(37,160)
- Translation adjustment	(541,095)	(526,376)	(3,365,135)	(54,482)	(148,839)	(143,913)	(4,779,840)
Balance as at March 31, 2012	$3,576,867	$3,754,762	$24,247,322	$401,441	$660,068	$1,254,312	$33,894,772
- Additions	808,886	58,497	370,687	106,393	128,542	53,276	1,526,281
- Disposals	(293,727)	-	(354,573)	-	(3,476)	(75,018)	(726,794)
- Translation adjustment	(133,741)	(156,448)	(1,011,400)	(23,174)	(34,700)	(45,263)	(1,404,726)
Balance as at March 31, 2013	$3,958,285	$3,656,811	$23,252,036	$484,660	$750,434	$1,187,307	$33,289,533
Depreciation and impairment
Balance as at April 01, 2011	$1,127,742	-	$5,016,436	$219,787	$581,492	$513,928	$7,459,385
- Depreciation charge for the year	152,625	-	1,525,288	65,624	80,833	223,215	2,047,585
- Disposals	-	-	(19,552)	-	(114)	(11,387)	(31,053)
- Translation adjustment	(156,016)	-	(753,142)	(32,862)	(85,513)	(74,562)	(1,102,095)
Balance as at March 31, 2012	$1,124,351	$-	$5,769,030	$252,549	$576,698	$651,194	$8,373,822
- Depreciation charge for the year	156,758	-	1,385,034	72,926	93,763	156,239	1,864,720
- Disposals	-	-	-	-	(2,434)	(75,018)	(77,452)
- Translation adjustment	(46,848)	-	(240,160)	(10,417)	(37,068)	(4,443)	(338,936)
Balance as at March 31, 2013	$1,234,261	$-	$6,913,904	$315,058	$630,959	$727,972	$9,822,154
Carrying Value
At March 31, 2011	$2,915,081	$4,281,138	$22,471,828	$161,875	$146,354	$555,480	$30,531,756
At March 31, 2012	$2,452,516	$3,754,762	$18,478,292	$148,892	$83,370	$603,118	$25,520,950
At March 31, 2013	$2,724,024	$3,656,811	$16,338,132	$169,602	$119,475	$459,335	$23,467,379

Plant and machineries includes capital work in progress amounting to $139,376 and $88,021 as of March 31, 2013 and 2012, respectively, Building includes capital work in progress amounting to $3,908 and Nil as of March 31, 2013 and 2012, respectively.

Capital commitments for each of the two years have been summarized in Note 28.

8.     Other long term assets

Other long term financial assets comprises the following:

	March 31, 2013	March 31, 2012
Security deposits	$87,202	$321,262
Term deposits	343,537	258,906
Total	$430,739	$580,168

Security deposits

Security deposits primarily include refundable interest free deposit placed with electricity boards. These do not have precise maturity dates but are expected not to mature in a short period of time. In the absence of fixed maturity dates, they are not discounted at fair value at the time of initial recognition. Also management does not expect the impact of discounting and subsequent amortization to be material.

Term deposits

Term deposits represent deposits with banks along with corresponding interest accrued that has been pledged with banks against performance guarantees provided to customers for sales and issue of letter of credit for purchases to meet contractual obligations towards other parties.

9.     Inventories

Inventories comprises the following:

	March 31, 2013	March 31, 2012
Raw materials	$29,603,402	$17,148,251
Finished goods	150,702,195	123,107,983
Stores, spares and others	1,154,202	1,364,456
Total	$181,459,799	$141,620,690

No inventory write downs or reversals are recognized in the periods reported above.

Debt cost has been included in the cost of inventory using weighted average interest rate 13.59% and 14.02% for the years ended March 31, 2013 and 2012, respectively.

Debt costs capitalized for inventory during the years ended March 31, 2013 and 2012 were $11,807,670 and $13,014,022, respectively.

10.   Trade receivables

Trade receivables comprises the following:

	March 31, 2013	March 31, 2012
Gross value	$66,897,282	$37,286,964
Less: Provision for bad and doubtful debts	(104,848)	(111,551)
Net trade receivables	$66,792,434	$37,175,413

All of the Group's trade receivables have been reviewed for indicators of impairment. No trade receivable was found to be impaired and accordingly no additional provision for bad and doubtful debt has been recorded in the year ended March 31, 2013. An analysis of net unimpaired trade receivables that are past due is given in Note 32.

11.   Prepayments

Prepayments comprises the following:

	March 31, 2013	March 31, 2012
Prepaid expenses	$493,621	$495,422
Advance to suppliers	7,893,235	6,469,880
Total	$8,386,856	$6,965,302

12.   Other current assets

Other current assets comprises the following:

	March 31, 2013	March 31, 2012
Security deposits	$1,365,174	$928,496
Advances to employees	75,077	56,279
Term deposits	7,761,701	5,824,655
Input tax credit receivable	739,117	684,736
Other receivables	914,981	1,728,285
Total	$10,856,050	$9,222,451

Security deposits primarily comprises deposits placed with customers being global public sector organizations. Such deposits were given as part of contracts between the Company and such organizations.

Term deposits represent deposits with banks, along with corresponding interest accrued, that have been pledged with banks against performance guarantees issued to customers and for debt from bank.

13.   Cash and cash equivalents

Cash and cash equivalents comprises the following:

	March 31, 2013	March 31, 2012
Cash in hand	$83,730	$160,153
Cash in current accounts	7,426,608	7,853,445
Deposit accounts for less than 3 months	25,760,000	-
Funds in transit	-	354,658
Total	$33,270,338	$8,368,256

14.   Equity

14.1. Share capital

ANFI was incorporated on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000. As explained in Note 24, earnings per share of the comparative period, is computed as if 19,660,000 shares were outstanding as of April 1, 2012.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Fresh Shares issued during the year	9,000,000
Shares issued under share based payment plan (refer Note 16)	11,000
Total Shares issued and fully paid:	28,671,000
Shares Issuable Pursuant to exchange agreement*	7,005,434
Shares authorized for share based payment (Net of shares already issued to directors in the period)	3,951,826

* Represents ordinary shares issuable pursuant to an exchange agreement with the NCI shareholders in APFPL, under which these NCI shareholders will have the right, subject to the terms of the exchange agreement, to exchange all or a portion of equity shares in APFPL for ordinary shares of ANFI.

14.2. Share premium

Proceeds received in addition to the nominal value of the shares issued have been included in share premium net of share issue expenses of $7,351,234.

15. Share issue expenses

Share issue expenses directly incurred in relation to issue of new shares are treated as reduction of the equity. Common costs relating to issue of new equity and listing of the Company’s existing shares are allocated in ratio of existing shares and new shares issued on IPO. Based on this allocation, the amount pertaining to existing shares is charged to the consolidated income statements and the amount pertaining to new shares issued is treated as reduction of the equity.

Accordingly, $7,351,234 has been treated as reduction of the offering proceeds and $1,750,082, being part of the common costs, has been charged to the consolidated income statements as IPO expenses.

16. Share Based Payment

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan (the “Plan”). The 2012 Plan has become effective (October 10, 2012) and is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

The Plan is administered by the compensation committee of the board of directors.

The Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and nonemployee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of the Group. The Group has reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan.

The Group has granted 360,257 share options to an employee during the period ended March 31, 2013, vesting on a monthly basis over a period of 4 years from the grant date, and recorded a cost of $183,514 for the same period. Also, the Group has granted restricted stock awards having a value of $55,000 each to two of its directors and recorded a cost of $44,172 for the same period.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted.

The fair values of options granted were determined using Black Scholes option pricing model that takes into account factors specific to the share incentive plans along with other external inputs.

The following principal assumptions were used in the valuation:

Expected volatility was determined based on historical market price of share from listing date to option grant date. The expected option life and average expected period to exercise, is assumed to be equal to the contractual maturity of the option. Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.  The risk-free rate is the rate associated with a risk-free security.

The fair value of option using Black Scholes model and the inputs used for the valuation for options that have been granted during the reporting periods are summarized as follows:

Grant date	October 15, 2012
Fair value of the option using Black Scholes model	$1.54
Fair value of shares at grant date	$8.39
Exercise price	$10
Expected volatility	15%
Option life (in years)	10
Dividend yield	0%
Risk-free interest rate	1.72%

The total outstanding and exercisable share options and weighted average exercise price during the reporting period is as follows:

	March 31, 2013
Share options granted to employee	Number of options	Exercise price ($)	Remaining contractual life (in years)
Balance at beginning of the year	-	-	-
Granted during the year	360,257	10	10
Forfeited during the year	-	-	-
Exercised during the year	-	-	-
Balance at end of the year	360,257	10	9.6
Vested and exercisable at end of the year	37,526	10	9.6

17.   Trade and other payables

Trade and other payables comprises the following:

	March 31, 2013	March 31, 2012
Trade payable
- for purchase of goods	$4,516,657	$21,302,059

Other current liabilities
Expenses payable	1,293,718	1,027,148
Statutory dues	602,761	329,849
Short term employee dues	492,875	204,742
Advance received from customers	1,759,762	5,124,314
Security deposits	93,246	47,607
Bank overdraft	1,151,441	9,634,160
	$5,393,803	$16,367,819
Total trade and other payables	$9,910,460	$37,669,878

18.   Debt

The debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

(a)	Non-current debt

	March 31, 2013	March 31, 2012
Term loans	$6,632,369	$8,988,738
Vehicle loans	219,167	640,760
Total debt	$6,851,536	$9,629,498
Less: Amount reclassified to current debt	(2,020,120)	(2,284,560)
Total Non-current debt	$4,831,416	$7,344,938

Term loans carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2013	March 31, 2012
Term loans	12.87%	12.36%
Vehicle loans	10.73%	8.90%

(b)	Current debt
	March 31, 2013	March 31, 2012
Working capital debt	$153,585,290	$127,498,713
Debt from corporates	-	3,456,000
Debt from a related party	1,180,410	1,171,642
	$154,765,700	$132,126,355
Add: Amount reclassified to current debt	2,020,120	2,284,560
Total	$156,785,820	$134,410,915

Working capital debt represents credit limits from banks with renewal period not exceeding one year. The Group's property, plant and equipment and current assets have been hypothecated as collateral to secure repayment of this debt. These secured revolving credit facilities carry floating rates of interest.

Debt from corporates has been repaid during the fiscal year 2013. These loans were unsecured, without any interest and payable on demand.

Debt from related party comprises debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest 11% per annum, compounded daily.

The weighted average interest rates for each of the reporting period for working capital debt and debt from related party are as follows:

	March 31, 2013	March 31, 2012
Working Capital Debt	11.39%	12.13%
Debt from related party	11.60%	11.60%

19.   Income taxes

19.1. Deferred tax liabilities (net)

Deferred taxes arising from temporary differences are summarized as follows:

	March 31, 2011	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated income statements	March 31, 2012
Intangible Assets	$(34,990)	$-	$(10,013)	$(45,003)
Property, plant and equipment	(2,085,597)	-	90,473	(1,995,124)
Employee benefits	69,250	(13,221)	42,896	98,925
Unrealized (loss) on derivatives	(690,538)	-	(222,794)	(913,332)
Available for sale reserve	(5,435)	22,686	-	17,251
Inventory	(1,349,866)	-	(1,188,208)	(2,538,074)
Debt	(31,835)	-	(5,057)	(36,892)
Others	176,339	-	6,771	183,110
Total	$(3,952,672)	$9,465	$(1,285,932)	$(5,229,139)
Translation adjustment	(221,022)	-	-	407,636
Total	$(4,173,694)	$9,465	$(1,285,932)	$(4,821,503)

	March 31, 2012	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated income statements	March 31, 2013
Intangible Assets	$(45,003)	$-	$(20,913)	$(65,916)
Property, plant and equipment	(1,995,124)	-	80,662	(1,914,462)
Employee benefits	98,925	(10,495)	25,676	114,106
Unrealized (loss) on derivatives	(913,332)	114,208	186,782	(612,342)
Available for sale reserve	17,251	(2,520)	-	14,731
Inventory	(2,538,074)	-	(4,186,904)	(6,724,978)
Debt	(36,892)	-	(3,430)	(40,322)
Mat Credit	-	-	-	(90,865)
Others	183,110	-	537	183,647
Total	$(5,229,139)	$101,193	$(3,917,590)	$(9,136,401)
Translation adjustment	407,636	-	-	608,527
Total	$(4,821,503)	$101,193	$(3,917,590)	$(8,527,874)

The Group has not created deferred tax assets on unused tax losses amounting to $889,456 and $556,854 as of March 31, 2013 and 2012, respectively, in Group entities located in United Kingdom, Mauritius and Malaysia in the absence of convincing evidence of availability of sufficient taxable profit in these entities in the future.

19.2. Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Tax expense reported in the consolidated income statement for the years ended March 31, 2013, 2012 and 2011 is as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Current tax expense	$4,161,188	$2,584,348	$1,351,843
Deferred tax expense	3,917,590	1,285,932	1,596,157
Tax expense for earlier years	188,784	267,142	276
Tax expense	$8,267,562	$4,137,422	$2,948,276

The effective tax rate applied in each individual entity has not been disclosed in the tax reconciliation. The relationship between the expected tax expense based on the domestic tax rates for each of the legal entities within the Group and the reported tax expense in the consolidated income statements is reconciled as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Profit before tax	$27,516,600	$16,081,659	$9,359,925
Effective tax at the domestic rates applicable to profits in the country concerned	7,661,049	3,954,271	2,769,957
Non-taxable income	95	13,850	18,458
Non allowable expenses	145,984	64,982	49,870
Deferred tax assets not created in the absence of reasonable certainty of future taxable income	74,757	192,279	185,673
Impact of change in tax rate	388,694	6,551	(19,360)
Taxed for earlier years	188,784	-	-
Others	(191,801)	(94,511)	(56,322)
Tax expense	$8,267,562	$4,137,422	$2,948,276

20.   Employee benefits

Expense recognized for employee benefits comprises the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Wages and salaries including bonus and compensated absences	$5,349,152	$2,678,474	$2,287,009
Post-employment benefits	76,858	67,179	67,931
Staff welfare expenses	127,187	98,801	58,644
Total	$5,553,197	$2,844,454	$2,413,584

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

20.1 Gratuity

The Group provides gratuity benefits to its employees working in India. The gratuity benefit is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method.

Amount recognized in the consolidated income statements in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Current service cost	$49,795	$38,034	$31,747
Past service cost	-	-	6,855
Interest cost	14,540	9,535	6,529
Expense recognized in the consolidated income statements	$64,335	$47,569	$45,131

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2013	March 31, 2012	March 31, 2011
Discount rate	8.50%	8.50%	8.00%
Expected rate of increase in compensation levels	8.00%	8.00%	5.50%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$178,497	$119,377	$83,149	$56,479	$-
Interest cost	14,540	9,535	6,529	4,970	5,487
Current service cost	49,795	38,034	31,747	23,264	18,031
Past service cost	-	-	6,855	-	-
Benefits paid	(19,082)	(8,043)	(10,563)	(1,309)	-
Actuarial (gain) / loss	(30,875)	40,746	1,949	(10,106)	(19,037)
Translation adjustment	(7,438)	(21,152)	(289)	9,851	51,997
Defined benefit obligation at the end of the year	$185,437	$178,497	$119,377	$83,149	$56,478

20.2 Defined contribution plan

Apart from being covered under the Gratuity plan described above, employees of the Group also participate in a Provident Fund plan in India.

The Provident Fund plan is a defined contribution scheme whereby the Group deposits an amount determined as a fixed percentage of pay to the fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

The Group has contributed $12,523 and $19,610 to defined contribution plans during the years ended March 31, 2013 and 2012, respectively.

21.   Other expenses

Other expenses comprises the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Insurance	$963,079	$1,009,862	$1,156,730
Communication expenses	321,623	328,956	244,943
Repairs and maintenance	752,749	578,643	396,699
Travel and conveyance	1,218,406	1,285,823	1,412,491
Legal and professional	2,320,167	1,115,835	749,677
Rent	1,886,331	1,672,657	1,819,457
Power and fuel	1,265,725	1,205,678	1,285,692
Security expense	314,714	241,422	249,083
Sundry balance written off	31,376	55,513	221,140
Business promotion expenses	3,434,768	1,629,013	1,354,366
Commission, claims and compensation	1,232,772	922,274	273,000
Sundries	935,200	522,526	607,873
Total	$14,676,910	$10,568,202	$9,771,151

22.   Finance cost and finance income

Finance cost comprises the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Interest on debt	$16,362,818	$17,248,517	$14,938,425
Interest to suppliers	3,091,713	2,521,463	2,847,733
Debt processing and other charges	2,297,083	2,016,027	1,890,401
Total	$21,751,614	$21,786,007	$19,676,559

Debt processing and other charges primarily comprises letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Interest on deposit with banks	$477,782	$300,620	$127,996
Other interest received	324,364	2,416	36,857
Total	$802,146	$303,036	$164,853

23.   Other financial items

Other financial items comprises the following:

	March 31, 2013	March 31, 2012	March 31, 2011
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$2,116,773	$5,801,840	$873,665
Profit/(Loss) on sale of available for sale financial assets	-	(22,905)	(31,805)
Net gain/(loss) on revaluation/settlement of forward contracts	(2,771,625)	(4,746,336)	1,766,064
Total	$(654,852)	$1,032,599	$2,607,924

24.   Earnings per share

Earnings per share have been calculated using outstanding shares of ANFI as under:-

	March 31, 2013	March 31, 2012*	March 31, 2011*
Profit after tax	$19,249,038	$11,944,238	$6,411,649

- Profit attributable to Shareholders of the Company	15,056,309	9,603,167	5,154,966

- Profit attributable to non- controlling interest	4,192,729	2,341,071	1,256,683

Weighted average number of shares for calculation of basic and diluted earnings per share	23,802,786	19,660,000	19,660,000
Basic and diluted earnings per share	$0.63	$0.49	$0.26

*Refer to Note- 3 (Restructuring)

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre-determined share swap ratio. The swap ratio is reflective of fair values of the shares and therefore, the option is not considered as dilutive.

The effect of 360,257 share options granted to an employee and issue of 5,500 restricted stock awards (unvested portion) granted to each of its two independent directors is anti-dilutive for the period ended March 31, 2013 and has not been considered in the computation of the diluted earnings per share.

25.   Operating leases as lessee

The Company has cancellable operating lease agreements for office facility and warehouses. These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2013 and 2012 are $1,886,331and $1,669,917respectively. The non-cancellable period of these leases ranges between 1-3 months and total future lease obligation for the non-cancellable period amounts to $351,513 and $274,457 as at March 31, 2013 and 2012, respectively.

26.   Related party transactions

The Group's related parties include key management personnel ("KMP") and enterprises over which KMP are able to exercise significant influence.

26.1. Transactions with KMP

Transactions during the year*	March 31, 2013	March 31, 2012	March 31, 2011
Salaries including bonuses	$918,732	$256,121	$249,828
(Short term employee benefits)
Share based payment expense (Refer Note16)	183,514	-	-
Rent expense	4,637	3,623
Loan received	-	812,682	384,384
Loan repaid	47,662	903,229	314,965
Interest paid	105,248	108,923	130,471
Advances made	-	-	40,206
Advances received back	-	-	65,567

*Transactions for the year are translated into reporting currency using the average exchange rate for the applicable period.

Outstanding Balances**	March 31, 2013	March 31, 2012
Salary and Bonus payable	$471,000	$36,005
Loan payable	1,180,410	1,171,642
Rent payable	4,637	-

**Outstanding balances are translated into reporting currency using the closing exchange rate for the applicable period.

All of the above payables and receivables are short term and carry no collateral. Loans payable outstanding as at March 31, 2013 and 2012 carry the interest rate of 11% per annum, compounding on daily basis.

KMP has given personal guarantees to banks for term loans and working capital debt obtained by APFPL amounting to $182,459,131 and $238,771,200 as of March 31, 2013 and 2012, respectively.

Further, the Group has granted 360,257 share options to a KMP pursuant to the 2012 Omnibus Securities and Incentive Plan during the year out of which 37,526 options vested at the end of the year.

26.2. Transactions with enterprises which had transactions with the group during the years ended March 31, 2013, 2012 and 2011, and over which KMP is able to exercise significant influence

Transactions during the year*	March 31, 2013	March 31, 2012	March 31, 2011
Purchases of goods	$-	$8,747,923	$2,601,381
Sales of goods (1)	17,530,395	4,195,405	3,404,222
Advances made	-	989,826	3,185,613
Advances received back	1,564,527	272,260	975,528

*Transactions for the year are translated into reporting currency using the average exchange rate for the applicable period.

Outstanding balances**	March 31, 2013	March 31, 2012
Trade payable	$56	$29,543
Trade receivable	-	70,214
Advances receivable	160,738	2,350,756

** Outstanding balances are translated into reporting currency using the closing exchange rate as on the reporting date.

(1)  Sale of goods includes a sale in quarter ended June 30, 2012, amounting to $11,445,000 of goods which were subject to customs proceedings at the Philippines (Refer to Note 28). The Company had entered into an arrangement that effectively transferred all risks and rewards related to the goods under Philippines law without any recourse or further obligations, other than to make best efforts to assist the purchaser in any regulatory clearance, cost of which is to be borne by the purchaser.

27.   Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

27.1. Adjustment for non-cash items

	March 31, 2013	March 31, 2012	March 31, 2011
Depreciation and amortization	$1,943,846	$2,089,738	$1,915,934
Unrealized loss on change in foreign exchange	(128,063)	1,722,740	112,390
Unrealized fair value gains on financial assets recognized in profit and loss in the consolidated income statement	(3,553)	(686,685)	(940,081)
Share based compensation	227,674	-	-
Total	$2,039,904	$3,125,793	$1,088,243

27.2. Adjustment for non-operating income and expense

	March 31, 2013	March 31, 2012	March 31, 2011
Interest expense	$19,830,624	$17,248,517	$14,938,424
Interest and dividend income	(802,147)	(303,036)	(164,851)
Gain on disposal of equipment	(12,522)	(2,134)	-
Total	$19,015,955	$16,943,347	$14,773,573

27.3. Change in operating assets and liabilities

	March 31, 2013	March 31, 2012	March 31, 2011
Trade payables and other current liabilities	$(26,500,081)	$(6,955,675)	$6,368,526
Inventories	(45,085,574)	(16,650,002)	1,604,980
Other current assets	1,451,032	(1,823,138)	(4,819,152)
Trade receivables	(31,420,958)	10,184,837	(22,960,306)
Other current assets and prepayments	(3,537,744)	(500,432)	$(2,098,456)
Total	$(105,093,325)	$(15,744,410)	(21,904,408)

27.4. Net proceeds from issue of shares

	March 31, 2013	March 31, 2012	March 31, 2011
Proceeds from issue of shares	$90,000,000	$-	$-
Share issue expenses reduced directly from Equity	(7,351,234)	-	-
Total	$82,648,766	$-	$-

28.   Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $371,278 and $138,735 as of March 31, 2013 and 2012, respectively.

Contingent liabilities

	March 31, 2013	March 31, 2012
Sales tax case(1)	-	37,103
Market fees(2)	85,530	89,249
Income tax case(3)	623,529	650,639
Total	$709,059	$776,991

(1)	Represents sales tax demand received for the years ended March 31, 2005; March 31, 2006 and March 31, 2007 in respect of purchases made from unregistered paddy traders. These cases have been settled during the year.

(2)	Represents market fees demand raised by Haryana State Agricultural Marketing Board ("HSAMB") in respect of certain paddy purchases. The case is pending at the Financial Commissioner and Principal Secretary to the Government of Haryana, Agricultural Department Chandigarh.

(3)	Represents tax litigations with income tax department in India in respect of various years pending with Income Tax Appellate Tribunal ("Tribunal") and Delhi High Court. The Group has been contesting these demands and has received favorable orders in majority of cases from Tribunal which have been contested by the Income tax department in Delhi High Court.

(4)	In addition to the above matters, on November 23, 2010, APFPL along with its directors and certain key officials were subjected to search/ survey proceedings by the income tax department in India. During the course of these proceedings, the income tax department took custody of certain records and documents of APFPL. Subsequently, APFPL received notices asking management to submit income tax statement for the period beginning from April 1, 2004 to March 31, 2012. APFPL has submitted the requested details in due course and has not received any further request for information to date. On March 05, 2013, APFPL with the intention of expediting the settlement of case, has filed an application with Income Tax Settlement Commission (ITSC) and has offered an income of $ 329,360 (INR 17,900,000) on which tax amounting to $ 188,784 (INR 10,260,000) has been paid. ITSC has accepted the application and is assessing the case. Management believes that further liability is unlikely to arise as a result of these proceedings.

(5)	During the year ended March 31, 2013, goods temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subject to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by the Company to unload and warehouse the cargo. The Company, as an intervener, or legal owner of the goods, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Company filed a Petition for review with the Court of Tax Appeals challenging the correctness of decision of COC for being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, the public auction was conducted by the Bureau of Customs (‘‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million Pesos [equivalent to $11.66 million (approximate)]. Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the opinion provided by its attorneys, the Company expects that the likelihood of any liability to the Company is improbable. Accordingly, no provision has been created for this matter. These goods, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to a related party.

Management considers that the above liabilities are not probable.

In respect of these contingent liabilities, the Company does not expect any reimbursement from any third party.

29.   Segment reporting

The chief operating decision maker reviews the business as one operating segment. Hence no separate segment information has been furnished herewith.

Entity-wide disclosures

The Group generates its revenue primarily from the sale of rice. An analysis of the Group's revenue from sales of rice and other products is as follows:

	March 31, 2013%		March 31, 2012%
Rice	$401,365,462	97%	$295,715,394	90%
Other products	12,317,112	3%	33,264,405	10%
Total	$413,682,574	100%	$328,979,799	100%

The Group categorizes its revenue by country based on product destination to the external customer, as summarized below:

	March 31, 2013%		March 31, 2012%
India	$188,909,313	46%	$111,966,765	34%
United Arab Emirates	76,918,556	19%	34,047,933	11%
Kuwait	54,381,913	13%	86,786,515	26%
Others	93,472,792	22%	96,178,586	29%
Total	$413,682,574	100%	$328,979,799	100%

During the year ended March 31, 2013, there was one external customer having external sales of more than 10% amounting to $54,381,913. During the year ended March 31, 2012, there was one external customer having external sales of more than 10% amounting to $86,786,516.

Non-current assets other than financial instruments located in the entity's country of domicile and located in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2013	March 31, 2012
India	$24,016,701	$25,779,644
Others	58,549	101,887
Total	$24,075,250	$25,881,531

30.   Financial assets and liabilities

The fair value of financial assets and financial liabilities in each category is as follows:

	March 31, 2013	March 31, 2012
Financial assets
Non-current assets
Loans and receivables
Long term financial assets	$430,739	$258,906
Current assets
Loans and receivables
Trade receivables	66,792,434	37,175,413
Other current assets	9,654,274	7,780,681
Cash and cash equivalents	33,270,338	8,368,256
Fair value through profit or loss
Derivative financial instruments	1,260,512	2,239,130
Available for sale financial assets
Investment in listed securities and mutual funds	242,066	129,654
Total	$111,650,363	$55,952,040

Financial liabilities
Non-current liabilities
Debt	$4,831,416	$7,344,938
Current liabilities
Financial liabilities measured at amortized cost:
Trade payables	4,516,657	21,302,059
Other current liabilities	2,836,251	10,913,655
Debt	156,785,820	134,410,915
Total	$168,970,144	$173,971,567

Financial assets that are neither past due nor impaired include cash and cash equivalents, term deposits, portion of trade receivables, investment in listed securities and mutual funds and other current assets.

The fair value of cash and cash equivalents, trade receivables, trade payables, current financial liabilities and debt approximate their carrying amount largely due to the short term nature of these instruments.

Investments in liquid and short term mutual funds units and listed shares, which are classified as available-for-sale, derivative financial instruments, recorded at fair value through consolidated statements of other comprehensive income/(loss), are recorded at their respective fair values on the reporting dates.

Non-current debt largely comprises term loans from banks which carry floating interests. Therefore, the fair value of these term loans approximates their carrying values. Outstanding values of other non-current debt are not material and therefore, management has not assessed their fair values. Similarly, carrying values of non-current term deposits are not significant and management has not assessed their fair values.

31. Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

		Fair value measurements at reporting date using
March 31, 2013	Total	Level 1	Level 2

Assets
Derivative instruments
Forward contracts	$1,260,512	$-	$1,260,512
Available for sale financial assets
Mutual funds in units	183,212	183,212	-
Listed securities	58,854	58,854	-

		Fair value measurements at reporting date using
March 31, 2012	Total	Level 1	Level 2

Assets
Derivative instruments
Forward contracts	$2,239,129	$-	$2,239,129
Available for sale financial assets
Mutual funds in units	43,143	43,143	-
Listed securities	86,511	86,511	-

Derivative instruments classified in Level 2 above, are valued by the management using Reserve Bank of India's reference rate and inter-bank forward premia applicable on the date of respective statement of financial position. Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.

32. Financial risk management

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group's risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

32.1. Market risk analysis

Market risk is the risk that changes in market prices will have an effect on Group's income or value of the financial assets and liabilities. The Group is exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which the Group is exposed are described below.

Currency Risk (Foreign Exchange Risk)

The Group operates internationally and a significant portion of the business is transacted in U.S. Dollars and consequently the group is exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. Dollars while a significant portion of costs is in Indian Rupees (INR).

The exchange rate between INR and U.S. Dollar (the Group has significant exposure in U.S. Dollars) has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. Dollar can adversely affect the group's results of operations. The Group also has exposure to foreign currency exchange risk towards other currencies namely the Euro; however, management considers the impact of change in these currencies as insignificant. Further, Amira C Foods International DMCC having a functional currency of United Arab Emirates Dirham (AED) has significant foreign currency transactions denominated in U.S. Dollars. There is no risk of change in the same as exchange rate between the U.S. Dollar and AED is fixed at $1 = AED 3.6735.

The Group evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2013, 2012 and 2011:

	U.S. Dollars	Other Currencies
March 31, 2013
Trade receivables	$19,514,361	$1,398,514
Intercompany receivables	25,008,232	-
Cash and cash equivalents	5,610	12,442
Total	$44,528,203	$1,410,956
March 31, 2012
Trade receivables	$10,176,419	$422
Intercompany receivables	19,466,796	-
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	$29,447,578	$(931)
March 31, 2011
Trade receivables	$17,175,049	$-
Intercompany receivables	6,268,579	-
Cash and cash equivalents	5,916,499	-
Total	$29,360,127	$-

As at March 31, 2013, 2012 and 2011, every 1% increase/ decrease of the respective foreign currencies compared to the functional currency of the group entity would impact our profit before tax by approximately $459,392, $294,466 and $293,601, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as on each reporting date.

The Group uses forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in US dollars in its Indian subsidiary whose functional currency is Indian Rupee. All U.S. Dollar forward exchange contracts have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. The Group’s U.S. Dollar forward contracts relate to revenue forecasted for 2013-14. All forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in 2013-14. The fair values of these financial instruments as of March 31, 2013 and March 31, 2012 is $1,260,512 and $2,239,129, respectively.

During fiscal 2013, a gain of $321,700 (fiscal 2012: a gain/ (loss) of Nil; fiscal 2011: gain/ (loss) of Nil) was recognized in other comprehensive income. The cumulative gain recorded in equity is$321,700 (fiscal 2012: cumulative gain/ (loss) of Nil).

During fiscal 2013, a loss of $1,628,914 (fiscal 2012: net gain/ (loss) of Nil; fiscal 2011: net gain/ (loss) of Nil) was reclassified from equity into profit or loss within other financial items.

During fiscal 2013, income tax gain of $146,820 (fiscal 2012: Nil) relating to cash flow hedging reserve was recognized in other comprehensive income loss.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. The analysis assumes that all other variables remain constant.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative financial instruments at the date of statement of financial position. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the date of statement of financial position was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of one hundred basis points in the interest rate. This movement in the interest rate would lead to an increase/fall in the profit before tax by $1,603,244, $1,473,052 and $1,545,186 in the years ended March 31, 2013, 2012 and 2011, respectively.

Price Risk Sensitivity

The Group is exposed to price risk in respect of its listed equity securities and investment in mutual funds. These investments are held for long term and are designated as available for sale financial assets and therefore do not impact the consolidated income statements. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

32.2. Credit risk analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to the Group. For the Group, credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been evaluated separately from all other financial assets in the following paragraph.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2013		March 31, 2012
	Gross	Impairment	Gross	Impairment
Not past due	$65,808,189	$-	$15,749,980	$-
Past due less than three months	335,568	-	16,779,206	-
Past due more than three months but not more than six months	433,550	-	1,415,622	-
Past due more than six months but not more than one year	133,738	-	1,096,352	33,472
More than one year	186,237	104,848	2,245,804	78,079
Total	$66,897,282	$104,848	$37,286,964	$111,551

Trade receivables are impaired in full when recoverability is considered doubtful based on estimates made by management. Management considers that all the above financial assets that are not impaired and past due for each of the March 31 reporting dates are of good credit quality.

Receivables from the Company’s top five customers amounted to $34,538,254 and $22,113,740 constituting 51.7% and 59.0% of net trade receivables as of March 31, 2013 and 2012, respectively.

Of the above, receivables from the Company’s top two customers are as follows:

	March 31, 2013	March 31, 2012
Customer 1	$10,376,000	$7,229,035
Customer 2	9,143,585	6,457,763
Total	$19,519,585	$13,686,798
Percentage to total receivables	29.2%	37.0%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. Management considers the credit quality of deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and it reviews these banking relationships on an ongoing basis.

Security deposits primarily comprises deposits placed with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

The Group does not hold any security in respect of the above financial assets. There are no impairment provisions as at any reporting date against these financial assets. Management considers that all the other financial assets as at the reporting dates are of good credit quality.

32.3. Liquidity risk analysis

The liquidity needs of the Group are monitored on the basis of monthly and yearly projections. The Group manages its liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements comprises mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during normal course of business as on each reporting date. The Group maintains sufficient balance in cash and cash equivalents to meet its short term liquidity requirements. Long term liquidity requirement is assessed by management on a periodical basis and is managed through internal accruals and through management's ability to negotiate long term debt facilities. Non-current liabilities of the Group include vehicle loans, term loans and gratuity.

As at each reporting date, the Group's liabilities having contractual maturities are summarized as follows:

March 31, 2013	Current		Non-current
	Within 6 months	6-12 months	1-5 years	More than 5 years

Long term debt	$1,394,834	$1,311,559	$5,736,096	$49,889
Short term debt	154,765,700	-	-	-
Trade payables	4,516,657	-	-	-
Other current liabilities	2,836,251	-	-	-
Lease obligation	351,513	-	-	-
	$163,864,955	$1,311,559	$5,736,096	$49,889

March 31, 2012	Current		Non-current
	Within 6 months	6-12 months	1-5 years	More than 5 years

Long term debt	$1,436,864	$1,795,257	$8,399,449	$661,844
Short term debt	132,126,355	-	-	-
Trade payables	21,302,059	-	-	-
Other current liabilities	10,913,655	-	-	-
Lease obligation	274,457	-	-	-
Total	$166,053,390	$1,795,257	$8,399,449	$661,844

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

33.   Additional capital disclosures

The Group's capital management objectives are (a) to ensure the Group's ability to continue as a going concern and (b) to provide an adequate return to shareholders. The Group monitors gearing ratio i.e. total debt in proportion to its overall financing structure, i.e. equity and debt. Total debt comprises all liabilities of the Group. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	March 31, 2013	March 31, 2012
Total equity	$143,632,735	$45,684,569
Total debt	182,899,243	186,368,368
Overall financing	$326,531,978	$232,052,937
Gearing ratio	0.56	0.80

34.   Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 13, 2013.

