Form 20-F
period 2014-03-31
Amira Nature Foods Ltd.
filed 2014-07-28
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014.

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
29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates
Telephone: +97144357303

Facsimile: +97142387767

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
None.

On March 31, 2014, the issuer had 36,401,966 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 721,535 share options granted and vested through March 31, 2014.

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

☐Item 17	☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

1

CONVENTIONS USED IN THIS REPORT

In this annual report on Form 20-F (the “Annual Report”), unless otherwise stated or unless the context otherwise requires, references to (i) ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, “the Group”, ‘‘our Company’’ or “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands business company, including its subsidiaries; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) Sdn. Bhd., Amira C Foods International DMCC, Basmati Rice GmbH, Basmati Rice North America LLC, Amira G Foods Limited, Amira Ten Nigeria Limited.

In this report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD” , “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The audited consolidated financial statements for the fiscal years ended March 31, 2014, 2013 and 2012 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, and December 31. References to a year other than a “fiscal” are to the calendar year ended December 31.

In this report, references to our “international sales” are to those sales which are made to international markets outside of India. In this report, references to increase/ decrease in percent for the financial statement items have been computed based on absolute figures reported in “Item 18. Financial Statements”. We also refer in various places within this report to earnings before interest, tax, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt, which are non-IFRS measures and are more fully explained in the section titled “Non-IFRS Financial Measures” in “Item 5. Operating and Financial Review and Prospects”. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing elsewhere in this Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2014, 2013 and 2012 and selected consolidated statement of financial position data as of March 31, 2014 and 2013 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2011 and 2010 and selected consolidated statement of financial position data as of March 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report. Since October 15, 2012, when we completed our initial public offering (“IPO”), we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our consolidated financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been retrospectively adjusted as applicable. The remaining 19.6% of Amira India that is not owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage.

The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

•	Statements of Profit or Loss Data

	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010
Revenue	$547,344,368	$413,682,574	$328,979,799	$255,011,121	$201,663,883
Other income	160,064	94,368	637,383	2,147,141	1,834,506
Cost of materials	(454,123,161)	(347,341,159)	(270,259,623)	(234,707,437)	(210,580,278)
Change in inventory of finished goods	39,859,583	27,594,211	6,667,730	28,688,934	37,612,653
Employee benefit expenses	(11,642,833)	(5,553,197)	(2,844,454)	(2,413,584)	(1,925,734)
Depreciation and amortization	(2,064,264)	(1,943,846)	(2,089,738)	(1,915,934)	(844,626)
Freight, forwarding and handling expenses	(23,359,177)	(20,985,039)	(13,990,863)	(10,775,383)	(5,282,320)
Other expenses	(22,855,617)	(14,676,910)	(10,568,202)	(9,771,151)	(7,282,069)
	$73,318,963	$50,871,002	$36,532,032	$26,263,707	$15,196,015
Finance costs	(25,859,231)	(21,751,614)	(21,786,007)	(19,676,559)	(12,670,922)
IPO expenses	-	(1,750,082)	-	-	-
Finance income	2,766,518	802,146	303,036	164,853	72,770
Other gains and (losses)	(2,800,475)	(654,852)	1,032,599	2,607,924	5,392,277
Profit before tax	$47,425,775	$27,516,600	$16,081,660	$9,359,925	$7,990,140
Income tax expense	(9,293,071)	(8,267,562)	(4,137,422)	(2,948,276)	(2,767,534)

Profit after tax for the year	$38,132,704	$19,249,038	$11,944,238	$6,411,649	$5,222,606
Profit after tax for the year attributable to:
Shareholders of the company	$29,956,327	$15,056,309	$9,603,167	$5,154,966	$4,198,975
Non-controlling interest	$8,176,377	$4,192,729	$2,341,071	$1,256,683	$1,023,631

Earnings per share
Basic earnings per share (1)	$1.04	$0.63	$0.49	$0.26	$0.47
Diluted earnings per share (1)	$1.04	$0.63	$0.49	$0.26	$0.47

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted. The dilutive impact of total share options (721,535) granted to Mr. Karan A. Chanana in the years ended March 31, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is insignificant and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and under section “Non-IFRS Financial Measures”.

•	Statements of Financial Position Data

	As at March 31,
	2014	2013	2012	2011	2010
Cash and cash equivalents	$37,606,098	$33,270,338	$8,368,256	$8,200,695	$456,269
Total current assets	394,689,932	302,025,989	205,591,241	223,856,390	187,877,399
Total assets	422,450,650	326,531,978	232,052,937	255,126,081	219,068,958
Total equity	171,841,007	143,632,735	45,684,569	39,264,796	33,014,744
Debt (Long term & Short term)	184,842,761	161,617,236	141,755,853	161,005,618	140,007,282
Total liabilities	250,609,643	182,899,243	186,368,368	215,861,285	186,054,214
Total equity and liabilities	422,450,650	326,531,978	232,052,937	255,126,081	219,068,958

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this report under the heading “Item 18. Financial Statements”; under Note 18 “Equity”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to certain risks and uncertainties described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and other food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in certain states in North India and in a part of the Punjab region located in Pakistan – all regions with a climate conducive to growing Basmati rice. In addition, a type of rice grown in California and Texas, among other places, is also marketed as Basmati rice to compete with our products.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources. Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could decrease our market share or result in lower selling prices for our products or higher costs to purchase our raw materials, thereby reducing our earnings.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets. This will not only require some customization of our products to different geographical markets having distinct tastes and preferences, but may also cause us to implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail and international markets, or realize the anticipated benefits from such initiatives, and any unforeseen costs or losses could harm our business, reputation and financial condition.

Our inability to manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we currently expect to continue to expand the number of our employees and the scope of our operations. To effectively manage this anticipated growth, we must continue to enhance our managerial, operational, financial and reporting systems and expand our facilities. We expect that these measures will require significant expenditures and will demand the attention of management. Our failure to manage our growth effectively may result in our over- or under-investing in our operations; weaknesses in our infrastructure, systems and controls; and operational inefficiencies, including loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth will require significant capital expenditures and investments in inventory, and may divert financial resources from other projects, such as the development of new products. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to obtain financing in the future.

We have incurred a substantial amount of debt totaling $184.8 million, $161.6 million and $141.8 million as of March 31, 2014, 2013 and 2012, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2014 was $184.8 million, of which $2.7 million consisted of our non-current (long-term) debt and $182.1 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities.

Our significant amount of debt could limit our ability to operate our business and impair our competitive position. For example, it could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	require us to dedicate a significant portion of our cash flow from operations for paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

As of March 31, 2014, our outstanding current (short-term) debt, amounting to $182.1 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our financial condition.

The agreements and instruments governing our debt place specified limitations on incurrence of additional debt. Despite current indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. However, if new debt is added to our and our subsidiaries’ current debt levels, the related risks would intensify.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is highly sensitive to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

The terms of our existing debt agreements may restrict our ability to operate and grow our business.

Our agreements with certain banks and financial institutions for short-term and long-term debt contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing our management, declaring or paying dividends under certain circumstances, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain lenders to claim funds invested in us by our management or principal shareholders, entering into long-term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations. Also, we are required to maintain a current ratio (the ratio of the book value of our current assets to our current liabilities outstanding, including current debt as per statutory requirements) of at least 1.33 during the term of our secured revolving credit facilities for Amira India. Certain of our other credit facilities also include various financial covenants, but such facilities are not material. We may not be able to comply with such financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business.

We may require additional financing in the form of debt or equity to meet our working capital requirements.

Our business requires substantial working capital, primarily because Basmati rice must be aged for approximately 10 to 12 months before it reaches premium quality. Accordingly, we need to maintain a sufficient stock of Basmati paddy and rice at all times to meet processing requirements, which leads to higher inventory holding costs and increased working capital needs. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

We meet our working capital requirements largely by debt incurred under our revolving credit facilities, which we typically need to renew in a year or less. Sources of financing have historically included commercial banks under such credit facilities and equity investments. If we decide to incur more debt, our interest payment obligations will increase and our lenders may impose additional restrictions on our business which could result in reduced cash flows. If we decide to issue equity, the new equity will dilute the ownership interest of our existing shareholders.

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, disruption in the global financial markets has made obtaining additional financing in India more difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates since 2011, thereby substantially increasing our borrowing costs there. Moreover, restrictions on foreign investment in India may limit our ability to obtain financing for Amira India. See “Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition” in this section. Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our results of operations and financial condition and result in the delay or abandonment of our development plans.

Our inability to meet the quality requirements of our customers or to anticipate and adapt to changes in market demand could reduce demand for our products and harm our sales.

Our results of operations and growth strategy depend upon the demand for Basmati rice and our other food products in the Indian and international markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends and macroeconomic factors such as general economic condition and the level of consumer confidence. We are also subject to regulation by the countries or regions where our customers are located, such as the European Union (“EU”) and the United States (“US” or the “U.S.”), relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold there. Authorities may upgrade or change these regulations from time to time. Our international customers often require that the rice we sell matches their quality standards and conduct sample checks on our products. The results from their sample checks may not reflect the quality of the rice we deliver to them and the rice we sell to them may not comply with their quality specifications or requirements. If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. Consumer preferences often change over time, and, if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline. We must, on a regular basis, keep pace with the quality requirements and consumer preferences of our Indian and international customers, invest continuously in new technology and processes to provide the desired quality product and continually monitor and adapt to the changing market demand. Any failure to meet the quality requirements of our customers or to anticipate and adapt to changes in market demand could harm our business, results of operations and financial condition.

We face risks associated with our international business.

In fiscal 2014, 2013 and 2012, we generated 59.1%, 54.3% and 66.0%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have international operations in Malaysia, Singapore, UAE, the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing foreign and geographically dispersed operations;
•	compliance with various foreign laws, including local labor laws and regulations, where we operate throughout the world (as applicable);
•	government expropriation of assets;
•	changes in or uncertainties relating to foreign rules and regulations that may harm our ability to sell our products;
•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;
•	increase in withholding and other taxes, or limitations on remittances and other payments by foreign subsidiaries or strategic partners;
•	varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;
•	economic, political or social instability in foreign countries;
•	the enforceability of legal agreements and judgments in foreign countries;

•	an inability, or reduced ability, to protect our intellectual property; and
•	government subsidies or other incentives that favor local competitors.

For example, in fiscal 2013, a foreign government seized a shipment of our rice in the course of transshipment and although we legally are challenging the foreign government’s seizure, we may not succeed in this legal challenge. For more information, see “Item 4. Information on the Company—Legal Proceedings”.

We currently expect to expand in our existing and additional target international markets, but our expansion plans may not be successful. Failure of, or delay in, our expansion plans could significantly harm our business, reputation and financial condition.

We may not be successful in identifying and acquiring suitable acquisition targets or making strategic investments, which could adversely affect our growth.

We have in the past expanded, and intend to expand in the future, our operations and markets through acquisitions or strategic investments. The identification and completion of such acquisitions or investments are dependent upon various factors, including satisfactory completion of due diligence, negotiation of definitive agreements and our ability to compete with other entities to acquire attractive targets. There is no assurance that in the future we will be able to identify and acquire appropriate acquisition targets on commercially acceptable terms, if at all, or will have sufficient capital to fund such acquisitions or investments. Failure to identify and acquire suitable acquisition targets or to make strategic investments in the future could adversely affect our growth.

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

We derive a significant portion of our income from international sales of Basmati rice, which may be dependent upon the economies and government policies of the key countries to which we sell; any unfavorable change in such economies or government policies may harm our business.

We sell Basmati rice and other specialty rice to customers in over 60 countries with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2014, our international revenue accounted for 59.1% of our total revenue. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change to a more stringent EU standard on the level of the pesticide isoprothiolane in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU. In November 2012, the EU standard reverted to the 2008 level.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by a government, or any duties, pre-conditions or ban imposed by a country to which we sell our products, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, a reduction in import subsidies, partial or total expropriation and the risks of war, terrorism and other civil disturbances in our international markets. We do not carry insurance coverage that would provide us coverage against all such risks.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by, the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so, if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect revenue from all sales made there on a credit basis, which could harm our business, results of operations and financial condition.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our quarterly results to fluctuate.

Our operating expenses are denominated primarily in Indian Rupees; however, 59.1% of our total revenue for fiscal 2014 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past two years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

We may be unable to adequately protect or continue to use our intellectual property; failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property to increase awareness of the “Amira” name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira India has filed multiple legal proceedings before various courts and forums in India against a number of third parties for infringement of the trademarks “Amira” and “Guru.” Amira India has successfully sought injunctive relief against a party from deceptively using our trademark “Guru” in one of the cases and in some cases has sought rectification of the register of trademarks to restrain the third parties from using any mark or label that is identical or deceptively similar to Amira India’s registered trademarks.

In the future, additional litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could harm our business and results of operations.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries, particularly Amira India, which we do not wholly own, and which will not pay us 100% of any dividend it declares, and whose ability to declare and pay dividends is restricted by loan covenants and Indian law.

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2014), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and even if we decided it should, given the restrictions on paying dividends under Indian law. Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India and therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates. Although we believe that ANFI will have sufficient funds to fund its expenses for the foreseeable future, it may not be practicable for us to use dividends from Amira India to provide ANFI with funds for its expenses, and we can provide no assurance that ANFI will not require more funds than we originally expect for expenses.

We recently changed our accountants from Grant Thornton India LLP (GT India) to Deloitte Haskins & Sells LLP after determination that two directors of Amira Mauritius had affiliations that were inconsistent with the auditor independence rules of Regulation S-X.

We recently changed our accountants from Grant Thornton India LLP to Deloitte Haskins & Sells LLP after determination that two directors of Amira Mauritius had affiliations that were inconsistent with the auditor independence rules of Regulation S-X. The reports of GT India on our consolidated financial statements as of and for the years ended March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013 do not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. These reports have not been withdrawn or modified. We believe that our existing consolidated financial statements as of and for the years ended March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013 present fairly, in all material respects, the financial position of Amira and its subsidiaries as of March 31, 2010, March 31, 2011, March 31, 2012 and March 31 2013 and the results of their operations and cash flows for each of the three years in the periods ended March 31, 2010, March 31, 2011, March 31, 2012 and March 31, 2013 in conformity with the International Financial Reporting standards as issued by the International Accounting Standards Board and are not aware of any reason for modification thereof.

For more information, see “Item 16F. Changes in Registrant’s Certifying Accountant.”

Insiders have substantial control over us; ownership by insiders of our ordinary shares and ownership by our Chairman and Chief Executive Officer of direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 69.4% (including share options granted and vested) of the outstanding ordinary shares of ANFI. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the BVI, or our voluntary liquidation. As a result, they can cause, delay or prevent a change of control of us, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders an opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and direct members of his family, hold a significant minority equity interest in Amira India, through which we conduct a significant portion of our operations. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and his affiliates will also be entitled to receive distributions pro rata in accordance with their percentage ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where no similar ramifications would affect us or our public shareholders.

Mr. Karan A. Chanana and Ms. Anita Daing have also issued personal guarantees in favor of lead banks or lenders of certain of our credit facilities; in the event of a default under these credit facilities, the lenders may seek payment from Mr. Chanana and/ or Ms. Daing. As a result of these guarantees, Mr. Chanana and Ms. Daing may have a conflicting interest with our shareholders or other creditors of the Company. However, ANFI has indemnified its directors and officers, including Mr. Chanana and Ms. Daing, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate, our tax liability may increase.

We have transfer pricing arrangements among our Indian, Dubai, UK, Germany, and U.S. subsidiaries. U.S. and Indian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s length terms. We consider the transactions among our subsidiaries to be on arm’s length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

Risks Related to India

A substantial portion of our business and operations are located in India; we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2014, has announced policies and taken initiatives that support the continued economic liberalization policies that previous governments have pursued. The rate of economic liberalization could change, and specific laws and policies affecting food companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. Further, protests against privatizations and government corruption scandals, which have occurred in the past, could slow the pace of liberalization and deregulation. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could significantly harm business and economic conditions in India generally and our business and prospects.

The Government of India has previously banned the export of certain of our products, and future changes in the regulation of our sales to international markets may harm our results of operations and financial condition.

While we currently produce or procure majority of our products in India, we generated 59.1% of our revenue in fiscal 2014 from products we sold outside India, substantial portion of such international revenue are subject to the Government of India’s export controls. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2014, we derived 40.9% of our revenue from sales in India. Based on latest information from the CIA World Factbook, estimates for consumer inflation in India was 9.7% in 2012 and 9.6% in 2013. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly over the past few years, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition.

India regulates ownership of Indian companies by foreigners and, although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India to Amira India. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India will be required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on any particular terms or at all.

Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by non-resident entities. Amira Mauritius, which is considered a non-resident entity under applicable Indian laws, directly holds a majority of Amira India’s equity shares. Accordingly, any downstream investment by Amira India into another Indian company will have to comply with conditions applicable to such Indian entity, in accordance with the consolidated foreign direct investment policy. While we believe that these regulations will not have any material impact on our operations in India, these requirements, which currently include minimum valuations for Indian company shares and restrictions on sources of funding for such investments, may restrict our ability to make further equity investments in India, including through Amira Mauritius and Amira India.

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

Risks Related to Our Operations

Any decline in the market price of Basmati rice while held by us for aging may harm our results of operations and financial condition.

The Basmati rice industry is cyclical and is dependent on the results of the Basmati paddy harvest, which occurs for only seven months in the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is sold at least 10 to 12 months after harvesting and generally commands a price premium. As a result, we typically allow our Basmati paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover, or generate the same margins from, our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price; lower market prices may harm our results of operations and financial condition.

Numerous factors affect the wholesale price of Basmati rice, including weather, government policies such as the reintroduction of minimum support prices and minimum export prices, changes in prices of other staples, seasonal cycles, pest and disease problems and balance of demand and supply. Furthermore, the highly fragmented nature of the Basmati rice industry in India limits the pricing power of individual companies. In early 2008, due to uncertainty concerning the amount of export duty to be imposed by the Government of India, Basmati rice prices increased from approximately $1,000 per metric ton to almost $2,000 per metric ton in a span of a few months, as buyers increased purchases ahead of the implementation of this tax. As a result, our revenue increased substantially in fiscal 2009 as compared to fiscal 2008, in large part due to this increase. Subsequently, in May 2008, the Government of India announced a 20% export duty, which removed the uncertainty around the amount of this tax, and by mid-June 2008, Basmati rice prices decreased and settled at approximately $1,200 to $1,500 per metric ton. Prices remained in this range until June 2012; since then prices have generally increased to approximately $1,500 to $2,000 per metric ton. Any prolonged decrease in Basmati rice prices could harm our results of operations and financial condition. Currently, we are not able to hedge against such price risks since Basmati rice futures do not actively trade on any commodities exchange.

Due to the seasonality of our business, our operating results may vary quarter to quarter.

Our revenue is typically higher from October through March than from April through September. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by our inventory. Therefore, our revenues and cash flows are affected by seasonal cyclicality.

We rely on agents to procure sufficient Basmati paddy of the proper quality for our processing requirements.

We are largely dependent on agents known as “pucca artiyas” who are authorized to make purchases of Basmati paddy (or rough, unprocessed Basmati rice) in the organized and government-regulated agricultural produce markets in India known as “mandis.” These agents may not be able to procure the quantities required for our business while maintaining our quality standards. We have adopted standard operating procedures with respect to purchases, which include training and monitoring the performance of these agents, but we have no direct control over their purchasing activities. Any failure by these agents to deliver the right quantities or quality of Basmati paddy at the right price could harm our results of operations and financial condition. In addition, we typically enter into oral, non-binding agreements with these agents for the services they provide, and we may not be able to maintain these arrangements on substantially the same terms, if at all, which could harm our business, results of operations and financial condition.

In addition, despite the recent trend of consolidation in the Indian market for Basmati rice, the Basmati paddy market remains relatively fragmented and includes organized and unorganized suppliers such as small family owned farms. We expect this fragmentation to continue for the foreseeable future. These smaller companies may not be able to maintain a required flow of Basmati paddy to us should our volume requirements rapidly increase. If we are unable to buy from these agents sufficient Basmati paddy which meets our quality requirements, we may not be able to process and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, as well as our business and results of operations.

Adverse weather, disease, pests and over farming may reduce the general availability of paddy, which may affect our operations and growth plans.

Although Basmati rice is not entirely dependent upon a successful monsoon, the consistent failure of monsoons in India, extreme flooding, adverse weather or other natural calamities may harm the production of Basmati and other paddy. In addition paddy farmers could shift their production to other crops, resulting in a drop in paddy production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Crop diseases and pest infestations may also affect production; such events may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Major diseases and pests such as leaf blight, sheath blight, smut, blast, rice tango virus and stern borer affect our suppliers’ production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. Furthermore, the continued use of intensive irrigated rice-based cropping systems in producing paddy may cause deterioration of soil health and productivity. Any of these risks can affect the availability and current and future cost of paddy. The future growth of our business depends upon our ability to procure quality paddy on a timely basis. We may not be able to procure all of our paddy requirements, and our failure to do so would harm our business, results of operations and financial condition.

We currently rely on our one processing and packaging facility and a limited number of third party processing facilities. An interruption in operations at our facility or in such third party processing facilities could inhibit our ability to fill orders for our products.

We operate a single processing and packaging facility in Gurgaon, near New Delhi, India. Any significant disruption at this facility for any reason, including regulatory requirements, the loss of certifications or approvals, technical difficulties, labor disputes, war or civil disorder, power interruptions or other infrastructure failures, fires, earthquakes, hurricanes or other force of nature, could disrupt our ability to supply our products and significantly harm our business, results of operations and financial performance. We also heavily depend upon a limited number of third party processing facilities to produce products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These facilities are subject to their own unique operational and financial risks, which are out of our control. We have no production agreements with these third party processing facilities, and can provide no assurance that we will be able to use their processing capacity to produce our products. If any of these processors choose not to provide us processing services, we may need to find and enter into arrangements with one or more replacement processors. Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all. Any disruption of processing or packaging could delay delivery of our products, which could harm our business, results of operations and financial condition.

We generally do not enter into long-term or exclusive supply contracts with our Basmati rice and other customers or with our distributors. Failure to receive timely repeat orders from our customers or our distributors may harm our business.

We generally do not enter into long-term supply contracts with most of our customers. Our customers instead submit purchase orders from time to time, which are short-term commitments for specific quantities of Basmati rice and other products at an agreed price. In addition, we typically complete the paddy procurement process two to six months before we receive purchase orders from customers, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets. We usually expand our procurement operations based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers. As a result, we are vulnerable to volatility in market demand, which could harm our business and results of operations.

In addition, we typically do not enter into long-term or exclusive arrangements with our distributors. If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors. In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us. Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers. If our distributors do not accurately predict the demand for our products, delay in placing orders with us, fail to market our products successfully or choose to market the products of our competitors instead, such actions could harm our business growth and prospects, financial condition and results of operations. Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business, results of operations and financial condition.

We derived 34.3% of our total revenue from our top five customers and distributors in fiscal 2014; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 34.3%, 33.4% and 46.6% of our total revenue for fiscal 2014, 2013 and 2012, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers and our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, may harm our sales.

Natural calamities and health epidemics could have a negative impact on the Indian economy and cause our business to suffer.

A substantial portion of our operations, employees and customers are located in India, which has experienced natural calamities such as earthquakes, tsunamis, floods and drought in the past few years. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and, in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural disasters determines their impact on the Indian economy. Natural disasters may occur in the future and may have an adverse effect on our business.

In recent years, certain regions of the world, including India and several other countries in which we operate, have experienced outbreaks of swine flu caused by the H1N1 virus. Any future outbreak of swine flu or other health epidemics may restrict the level of business activity in affected areas which could adversely affect our business.

Production of paddy is subject to risks related to potential climate change such as global warming.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have a significant impact on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appears more vulnerable to the potential effects of global warming. Even a high degree of farm-level adaptation by the suppliers of our paddy may not entirely mitigate such negative effects. All of our paddy is grown in tropical and subtropical areas. As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas. Rapid and severe climate change may decrease our suppliers’ crop production, which may significantly harm our business, results of operations and financial condition.

Improper storage, processing and handling of our paddy or rice could damage our inventories and, as a result, harm our business and results of operations.

We typically store paddy in covered warehouses or in bags placed on open-air, raised plinths (or platforms) and processed rice in covered warehouses. In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice. Even if paddy is appropriately stored on open-air plinths, above-average rains may still harm the quality and value of paddy stored in this manner. In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue.

The development of our new processing facility is subject to various risks; we may not be able to complete the facility as planned or on schedule.

As part of our growth strategy, which we outlined at the time of our IPO, we intend to develop a new processing facility in India. We have estimated the cost to be approximately $64 million in total and we have held cash from our IPO on our balance sheet to help fund a portion of this spending. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to the need to find an appropriate location for the facility at acceptable costs, a lack of required equipment, permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, as well as increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans. If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

Water or power shortage or other utility supply issues in India could disrupt our processing and harm our business, results of operations and financial condition.

Our processing facility and our storage and distribution facilities requires a continual supply of utilities such as water and electricity. Our processing facility and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, results of operations and financial condition.

We rely upon independent third party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third party transportation providers for substantially all of our shipments of paddy and rice to storage, processing, packaging and distribution facilities, as well as from distribution facilities to market. These transportations are primarily made by trucks within the same country and by ship between countries. Our use of these delivery services for our shipments subjects us to many risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third party transportation providers, which in turn would increase our costs.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2014, we employed 478 persons (including 36 employees in locations outside of India) to perform a variety of functions in our daily operations. The low cost workforce in India provides us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

Stringent labor laws may harm our ability to have flexible human resource policies; labor union problems could negatively affect our processing capacity and overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize our operations. We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our processing capacity and overall profitability could be negatively affected. For instance, in May 2005, certain workers at our processing facility declared a strike to demand higher wages and enhanced labor policies, and to protest certain workforce reductions. The strike was called off in 2006, but certain of such workers’ claims are currently pending adjudication before the Gurgaon Labour Court and the outcome of such adjudication may not be favorable to us. We also depend on third party contract labor. It is possible under Indian law that, despite our having made appropriate payment to the contractors, we may be held liable for wage payments to these laborers if their contractors default on payments to the laborers. Liability for any non-payment by contractors may harm our business and results of our operations. In addition, an industrial court or tribunal in India could direct us to absorb our contract workers as permanent employees and the government of a state in India may prohibit the employment of contract labor. If we are required to employ contract workers on the same terms as our permanent employees, this may increase our costs.

Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategy, harm our product development effort and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations. While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow the execution of our business strategy, including expansion into new target markets, and our development and commercialization of new products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products and develop new products. Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from any losses of personnel.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs as well as the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing approximately 2.2% in fiscal 2014. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

We rely on certifications by industry standards-setting bodies; loss of a certification could reduce our sales.

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally recognized certification. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and an SQF Certificate. In addition, we have received certifications from BRC Global Standards and the U.S. Food and Drug Administration, as well as being Kosher certified, and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our manufacturing facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

We also have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU and the National Organic Program (“NOP”), which tracks the USDA organic regulations.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or Sanctions Targets. We have not used, and will not use, any proceeds, directly or indirectly, from our IPO to fund any activities or business with any Sanctions Target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers have included private customers in Iran, Syria and other countries in the region. Iran and Syria are Sanctions Targets. Any direct or indirect sales to Iran and Syria accounted for less than 1% of our total revenue in each of the fiscal years 2014 and 2013. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We do not intend to conduct future activities or transact business with any Sanctions Target that is not permitted under then current laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

We are also subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. Although our U.S. subsidiary only transacts business in the U.S., we operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, which may negatively impact our results of operations.

We have adopted and are in the process of continuous improvement and strengthening of the formal controls and procedures to ensure that we are in compliance with OFAC, FCPA and similar laws, regulations and sanctions. The implementation of such controls and procedures could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. and Indian laws and regulations as well as foreign laws). A violation of these laws and regulations, or even an alleged violation, could harm our reputation and cause some of our U.S. investors to sell their interests in our company to be consistent with their internal investment policies or to avoid reputational damage, and some U.S. institutional investors might forego the purchase of our ordinary shares, all of which may negatively impact the trading prices of our ordinary shares.

We may incur significant costs to comply with environmental laws and regulations; failure to comply with these laws and regulations could expose us to significant liabilities.

We are subject to a variety of federal, state, and local environmental laws and regulations in India and in the other locations in which we operate. Although we have implemented safety procedures to comply with these laws and regulations, we cannot be sure that our safety measures are compliant or capable of eliminating the risk of accidental injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings had been initiated against Amira India before the District Court, Gurgaon, India, alleging that Amira India’s failure to make proper arrangements for the disposal of ash and straw by products of its rice processing operations had caused air and noise pollution. We have taken corrective measures and this case has been subsequently concluded in 2011. Since then we have obtained renewal approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water (Prevention and Control of Pollution) Act, 1974, and the current approvals are valid until March, 31, 2016. However, similar allegations or legal proceedings may be initiated against us in the future in relation to non-compliance with applicable environmental laws.

Compliance with applicable environmental laws and regulations may be expensive, and the failure to comply with past, present or future laws could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities, and the scope and nature of these regulations will likely be different from country to country. Environmental laws could become more stringent over time, requiring us to change our operations or incur greater compliance costs, or could provide for increased penalties for violations, all of which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could significantly harm our results of operations or financial condition.

In the ordinary course of business, we may become subject to lawsuits or indemnity claims, including those related to product contamination and product liability, which could harm our business and results of operations.

From time to time, we may, in the ordinary course of business, be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could harm our liquidity.

In addition, the distribution and sale of our products involve an inherent risk of product liability claims and product recalls if our products become adulterated or misbranded, as well as any associated adverse publicity. Our products may contain undetected impurities or toxins that are not discovered until after the products have been consumed by customers. For instance, our products are subject to tampering and to contamination risks, such as mold, bacteria, insects and other pests. This could result in claims from our customers or others, or in a significant product recall, which could damage our business and reputation and involve significant costs to correct. In addition, these kinds of events could result in cancellation of contracts by our customers or the recall of products. We may also be sued for defects resulting from errors of our commercial partners or unrelated third parties, and any product liability claim brought against us, regardless of its merit, or product recall could result in material expense, divert management’s attention, and harm our business, reputation and consumer confidence in our products.

Our insurance policies may not protect us against all potential losses, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations.

We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments, product liability and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our milling facility. However, any claim under the insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of paddy and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Our insurance policies may not cover such inventory and business interruption losses. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

Risks Related to Our Public Company Status

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

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements of the New York Stock Exchange; this may afford less protection to holders of our ordinary shares.

Our ordinary shares are listed on the New York Stock Exchange. As a foreign private issuer, we may elect to follow certain home country (BVI) corporate governance practices in lieu of certain New York Stock Exchange requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

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

As a company incorporated in the BVI and listed on the New York Stock Exchange, we are meeting the New York Stock Exchange’s requirements without making use of the above-mentioned exemptions, unless otherwise disclosed. However, in the future we may rely on certain exemptions. Such practices may afford less protection to holders of our ordinary shares.

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F for the year ending March 31, 2018, or, if earlier, on our annual report on Form 20-F following the date on which we cease to qualify as an emerging growth company or become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

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

Lack of experience of our management team as officers of publicly-traded companies may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act will require us to obtain in connection with the first annual report we publicly file after the earlier of the fifth anniversary of our IPO or our determination that we no longer qualify as an “emerging growth company” under the JOBS Act.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we have incurred or may incur in future additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales in over 60 countries. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley and legumes. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the high growth Basmati rice sector.

We completed an initial public offering (“IPO”) in October 2012 and we are a NYSE-listed company trading under the stock symbol ANFI. At the close of business on July 25, 2014, we had a market capitalization (based on shares outstanding including share options granted and shares issuable under the exchange agreement through July 25, 2014) of $529.6 million and an enterprise value of $676.8 million, which is defined as market capitalization plus debt less cash as on March 31, 2014. For the fiscal year ended March 31, 2014, we had revenues of $547.3 million, adjusted EBITDA of $75.5 million, and adjusted profit after tax of $41.0 million.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold in more than 40 countries by global retailers such as Bharti, Big Bazaar, Carrefour, Costco, easyday, Jetro Restaurant Depot, Lulu’s, Metro Cash & Carry, Morrison’s, Panda, Smart & Final, Spencer’s and Tesco. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products in 40 countries throughout the rest of the world.

We have successfully expanded the Amira brand into more than 40 countries and are investing resources to further establish our brand as a premium, high quality packaged Basmati brand. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category.

We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have multigenerational relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy. Over the past several years, we have implemented an organic sourcing initiative and currently have relationships with more than 5,000 farmers practicing organic farming in India. We operate a state-of-the-art, fully-automated and integrated processing and milling facility that is strategically located in the vicinity of the key Basmati rice paddy producing regions of northern India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We have secured 48.2 acres in nearby Haryana, India and have begun construction of our new processing plant which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India from which supplement our production capacity to fully meet our growing product needs. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

The global rice market represented approximately $276 billion in value, according to statistics from the Food and Agricultural Organization of the United Nations, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $50 billion in wholesale prices in fiscal 2013, within which the Indian Basmati rice segment is large and growing and was valued at approximately $4.2 billion, according to the CRISIL Research Report on the Indian Rice Industry. The Basmati rice segment has benefited from increased consumption trends both within India and internationally. According to CRISIL research, volume sales in India increased at a 15% CAGR between 2008 and 2013 while international volume sales increased at a 24% CAGR during the same time period. International sales of Indian Basmati rice have also benefited from favorable pricing trends and value sales have grown at a 30% CAGR between 2008 and 2013. We believe that global demand for Basmati and other specialty rice will continue to outpace the growth of the overall rice industry.

On January 30, 2014, we completed the acquisition of Basmati Rice GmbH, a specialty distributor of premium branded rice, particularly Basmati rice in Germany to support our growth plans, in Continental Europe and the United States. Basmati Rice GmbH offers rice to consumers under the ATRY, Scheherazade, Sultan, Sativa and Sadry brands and sells its products in more than 4,000 stores across Germany and Europe including Metro and REWE, as well as more than 340 stores in the United States, including Wegmans, The Fresh Market and HEB. Basmati Rice GmbH reported sales of approximately $9 million in calendar 2013.

For the fiscal year ended March 31, 2014, we had revenues of $547.3 million, adjusted EBITDA of $75.5 million, and adjusted profit after tax of $41.0 million. In fiscal 2014, 2013 and 2012 our revenue was $547.3 million, $413.7 million and $329 million, respectively, representing a CAGR through fiscal 2014 of 29.0%. In fiscal 2014, 2013, and 2012, our adjusted EBITDA was $75.5, $52.4 million and $39.6 million, respectively, representing a CAGR through fiscal 2014 of 37.9%. In fiscal 2014, 2013 and 2012 our adjusted profit after tax was $41.0 million, $21.2 million and $11.9 million, respectively representing a CAGR through fiscal 2014 of 85.3%. See “Non-IFRS Financial Measures” for additional information regarding EBITDA, adjusted EBITDA, adjusted profit after tax and other non-IFRS financial measures, including a reconciliation of those to the most directly comparable IFRS measure.

For the fiscal year ended March 31, 2014, we derived 40.9% of our revenue from sales in India, 43.4% from sales in the Europe, Middle East and Africa, or EMEA region, 13.5% from sales in the Asia Pacific region (other than India), and 2.2% from sales in North America.

Our Strengths

We believe that the following competitive strengths have contributed to our strong track record and will enable us to continue to grow:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global provider of packaged specialty rice, and primarily Basmati rice, specialty long-grain rice grown only in certain regions of the Indian sub-continent and known for its long-grain and appealing aroma. Our leadership in the Basmati segment represents a distinct competitive advantage since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Indian Basmati segment represents $4.2 billion of the $276 billion global rice market; the CAGR for this segment for the five year period ending 2013 exceeded 15% in both volume and value terms in India and internationally.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products to more than 40 countries with approximately $238.8 million in sales for the fiscal year ended 2014. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In each of the last four years, Inc. India, a leading Indian business magazine, identified Amira as one of India’s fastest growing mid-sized companies. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is our core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products, such as ready-to-eat snacks and edible oil, to drive further growth. We have recently developed ready-to-eat meals offering, which we are in the process of launching.

•	Presence in over 60 Countries. We believe that we are one of the leading producers and marketers of Basmati rice in India with strong market positions across both the modern trade and traditional retail. Additionally, for more than 35 years we have focused on the global Basmati rice opportunity and currently, our products are sold in over 60 countries worldwide. We have a branded presence in over 40 of these countries. Our international markets consist of high-growth emerging markets such as Thailand, Indonesia, the Middle East and large developed markets such as the U.S, the U.K. and Germany. Our international sales have grown at a 31.6% CAGR from fiscal 2010 to fiscal 2014, while our India sales have grown at a 24.3% CAGR over the same time period. Amira has been recognized by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing companies, including illycaffe SpA and Intralinks.

•	Well-Established Relationships Foster Deep Understanding of Consumer Preferences. Since launching our international third party branded sales over 30 years ago, we have built strong relationships with large international and regional customers who market our products under their own brand through their own distribution networks regionally and around the world. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our Amira branded products in many of these same markets. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in both our Amira branded and our third-party branded business. We have established relationships and sell our products to many of the world’s leading retailers, including Bharti, Big Bazaar, Carrefour, Costco, easyday, Jetro Restaurant Depot, Lulu’s, Metro Cash & Carry, Morrison’s, Panda, Smart & Final, Spencer’s and Tesco.

•	Superior, Integrated Supply Chain Capabilities Ranging from Procurement to Distribution. We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have long-standing relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. Over the past several years, we have also developed organic sourcing and currently have relationships with more than 5,000 organic farmers in India. We believe our relationships with these farmers which involve provision of best quality seeds, bio-inputs, market linkage, technical guidance and training along with our knowledge of the complex organic supply chain in India has provided us with a distinct competitive advantage. Separately, our direct sales team and network of 202 distributors provide us with a high degree of control over our product offerings. We support our international presence through a combination of company-managed distribution centers and 23 international distributors. In addition, we established eight company managed distribution centers in India through the end of fiscal 2014 and plan to open an additional seven distribution centers in fiscal 2015 to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations in India.

•	State-of-the-Art Manufacturing Facility. Our modern processing plant in Gurgaon, India is strategically located near key Basmati rice paddy producing regions of northern India with access to developed infrastructure and transportation systems. Our processing facility includes state-of-the-art grading and packaging units, along with a modern in-house laboratory for quality assurance, and meets the highest international quality and safety standards. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of 24 metric tons of paddy per hour. As of March 31, 2014, we have secured 48.2 acres in nearby Haryana, India and have begun construction of our new processing plant which we expect to increase our production capacity to more than 60 metric tons per hour.

•	Strong Management Team with a Track Record of Success. As a family-owned and managed business that has operated since 1915, we have nearly a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family-owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities. We have recently augmented our management team and Board of Directors by adding individuals with a vast array of global experience.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Accelerate Focus on Global Brand Building and Value-Added Offerings. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across more than 40 countries within only six years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. In addition to penetrating markets with our Amira branded rice offerings, we continue to develop new products, including in attractive ready-to-eat snacks, ready-to-heat meals and organic categories to increase our relevance to consumers and drive further growth.

•	Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends. We believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our 202 Indian distributors currently provide us access to both traditional and modern trade retailers throughout India, and we have an average of seven distributors per state. We plan to increase our concentration of Indian distributors to an average of nine per state throughout India in the next five years to significantly increase our access to all channels. In addition, we established eight company-managed distribution centers in India through the end of fiscal 2014 and plan to open seven additional distribution centers by the end of fiscal 2015 to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade. According to Planet Retail, there is significant growth potential for modern retail in India, which accounted for just 9% of Indian retail trade in 2010, and is expected to grow at a 17.0% CAGR through 2020. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•	Leverage Our Experience in International Markets to Enhance Sales of Amira Branded Products. Consistent with our historical branded growth strategy, we plan to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. We recently entered the South Korean market and intend to either launch or increase our Amira branded presence in Germany, Saudi Arabia, Nigeria, France, Benin and Senegal, among other countries. From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.

•	Expand into New High-Growth Markets. We expect to continue to increase our international sales, which were 59.1% of our revenue for the fiscal year ended March 31, 2014, by expanding into new high-growth markets with large established rice consumption. We plan to expand our sales to more than 70 countries in total in next five years. We are currently focusing on Saudi Arabia, Bahrain, Jordan, Benin and certain countries in Africa, among other regions, which we chose based on market data collected by us, our local distributors and market research agencies.

•	Expand Our Presence in Large Developed Markets which tend to have Fragmented Positions in Rice. Despite its importance as a staple, the packaged rice market remains highly fragmented even in developed economies which typically see concentrated market positions across consumer categories. We believe that our unyielding focus on high quality, branded specialty rice will allow us to build a strong market position over time. As a result, we believe that developed markets such as the United States, the United Kingdom and Germany represent compelling growth opportunities for us in the near term.

•	Increase Processing Capacity and Operating Efficiencies to Capture Long Term Growth Opportunities and Drive Margin Expansion. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in India in 1995. We believe this facility remains one of the most sophisticated rice processing plants in India today. We intend to complete the construction of a new state-of-the-art processing facility in Haryana, India by the end of fiscal year 2015, which we believe will more than double our processing capacity. We recently entered into a contract of $8.3 million with Buhler India Private Limited for the supply of 48 tons per- hour paddy processing equipment for the new rice processing plant. We expect this facility, will enable us to meet processing capacity demands in our business over the coming years and to drive margin expansion.

History

Our business was originally founded in 1915 by the Chanana family as an agricultural commodities and salt trading business. Prior to 1947, we were one of the largest suppliers of grain to the British Indian Army. Following the partition of India and Pakistan, we re-located our business in New Delhi, India and expanded to include the trade and supply of lentils and other legumes to Indian government agencies. Throughout the 1960s and 1970s, we focused on the processing and distribution of legumes. In 1978, we first established an international business division which imported legumes. In 1985, we began to process and distribute Basmati rice in India and internationally. In 1995, we constructed what we believe was the first automated rice plant in India which we have continuously upgraded to increase capacity. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under his leadership, we have transitioned from a family owned and managed business to an international, professionally managed business. We launched the Amira branded strategy to enhance our growth in both the India retail channel and globally. In 2012, we completed our initial public offering and became a NYSE listed company.

Corporate Structure

ANFI was incorporated in 2012 as a BVI business company and currently has no direct operations of its own. Since the completion of our IPO all our operations are conducted through Amira India and its subsidiaries, which we control through our wholly owned subsidiary, Amira Mauritius.

As of the date of this Annual Report, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, and his affiliates, including various companies controlled directly by him and indirectly controlled by him through members of his family. Together with Mr. Karan A. Chanana’s ownership of 69.4% (including share options granted and vested) of ANFI, Mr. Karan A. Chanana and his affiliates have an effective economic interest of 73.1% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be affected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described below. Following such purchase, Mr. Karan A. Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 69.4% (including share options granted and vested) of the ordinary shares of ANFI, will give Mr. Karan A. Chanana and his affiliates an effective economic interest in Amira India of 75.3%. As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

In connection with the IPO, ANFI’s wholly-owned subsidiary Amira Mauritius purchased a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius controls but does not wholly own Amira India. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO (other than approximately $4 million retained by ANFI to fund its future operating expenses) and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”). At the time of the IPO, Amira stated its intention to use approximately $25 million of the funds it received from this sale of shares to fund the development of a new processing facility. Recently, Amira India entered into a contract of $8.3 million with Buhler India Private Limited, for the purchase of 48 tons per hour paddy processing equipment for the new facility. By structuring the transfer of substantially all of the economic interests and control of Amira India as a new issue of its shares, we have been able to use all of the proceeds for our business.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the shareholders of Amira Mauritius elect the board of directors of Amira Mauritius at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the board of directors of Amira Mauritius consists of Mr. Karan A. Chanana, Mr. Druvnath Damry and Mr. Sanjeev K. Lutchumun. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the board of directors of Amira India is elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the board of directors of Amira India consists of Mr. Karan A. Chanana, Ms. Anita Daing, Mr. Anil Gupta, Mr. Shyam Poddar and Mr. Rahul Sood.

Exchange Agreement and Right of First Refusal

We have also entered into an exchange agreement, dated September 27, 2012 (the “Exchange Agreement”), under which the shareholders of Amira India prior to the Amira Mauritius subscription (the “India Shareholders”) described above, have the right, subject to the terms of the Exchange Agreement, to exchange all or a portion of their Amira India equity shares for, at our option, (1) ANFI ordinary shares at an exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the volume weighted average price per share on the exchange upon which ANFI ordinary shares are listed for the 15 trading days preceding the delivery of the notice of exchange, on the last day of each fiscal quarter. The exchange ratio is subject to adjustment by the Board of Directors of ANFI upon an India Shareholder’s exercise of such right to exchange in order that the exchange ratio accurately represents the ratio of the fair market value of Amira India and all of its subsidiaries as compared to the fair market value of ANFI and its subsidiaries. The purpose of the Exchange Agreement is to provide the terms upon which Amira India equity shares may eventually be converted into ordinary shares of ANFI at the option of the India Shareholders and to give us the flexibility to convert these Amira India equity shares into ANFI ordinary shares prior to or upon a change of control in order to increase the returns of our shareholders in the change of control.

In addition, in connection with a change of control, we will have the right to exchange all Amira India equity shares held by the India Shareholders for, at our option: (1) ANFI ordinary shares at the exchange ratio of 1.85 Amira India equity shares for one ANFI ordinary share, or (2) cash per Amira India equity share in an amount equal to the product of the exchange ratio and the per share consideration that the holders of ANFI ordinary shares are entitled to receive in the change of control transaction. An exchange in connection with a change in control will only be effective if the applicable change in control is consummated. As defined in the Exchange Agreement, a “change of control” refers to any:

•	merger, consolidation or other business combination of ANFI, Amira Mauritius Amira India or any of ANFI’s subsidiaries that, individually or as a group, represent all or substantially all of the consolidated business of ANFI or Amira India at that time, or any of their successors or other entities that own or hold substantially all the assets of ANFI, Amira Mauritius or Amira India and their respective subsidiaries (the “Amira Business”) that results in the shareholders or other equity holders of ANFI, Amira Mauritius, Amira India or the Amira Business, as the case may be, holding, directly or indirectly, less than fifty percent (50%) of the voting power of ANFI, Amira Mauritius, Amira India or the Amira Business, as applicable,

•	any transfer, in one or a series of related transactions, of (1) with respect to ANFI or any successor or other entity owning or holding substantially all the assets of ANFI, ordinary shares (or other equity interests) representing 50% of or more of the voting power of ANFI, or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (2) with respect to Amira Mauritius or any successor or other entity owning or holding substantially all the assets of Amira Mauritius, equity interests representing 50% or more of the voting power of Amira Mauritius or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), (3) with respect to Amira India or any successor or other entity owning or holding substantially all of the assets of Amira India, equity shares representing 50% or more of the voting power of Amira India or such successor or other entity, to a person or group (other than ANFI or any of its controlled subsidiaries), other than the issuance of equity shares of Amira India to Amira Mauritius in accordance with the terms of the subscription agreement, or (4) with respect to the Amira Business, equity shares representing 50% or more of the voting power of the entities constituting the Amira Business, to a person or group (other than ANFI or any of its controlled subsidiaries), or

•	the sale or other disposition, in one or a series of related transactions, of all or substantially all of the assets of ANFI, Amira Mauritius, Amira India or the Amira Business.

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

Our Organizational Structure

The diagram below illustrates our corporate structure as of March 31, 2014, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India as described above. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the Exchange Agreement.

(1)	Assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)	Includes Share options granted and vested till March 31, 2014.

(3)	International subsidiaries are:

•	Amira I Grand Foods Inc.
•	Amira Food Pte. Ltd.
•	Amira C Foods International DMCC
•	Amira Foods (Malaysia) SDN. BHD.
•	Basmati Rice GmbH
•	Basmati Rice North America LLC
•	Amira G Foods Limited
•	Amira Ten Nigeria Limited

We own 80.4% of Amira India and have consolidated its financial results in the financial statements included in this Annual Report. As a result, the remaining 19.6% of Amira India that is not owned by ANFI has been reflected in our consolidated financial statements as a non-controlling interest and accordingly, the profit after tax attributable to equity shareholders of ANFI has been reduced by a corresponding percentage.

The following table sets forth our significant subsidiaries as of March 31, 2014:

Name of company	Country of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	United States	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	UAE	100% by Amira India

Amira Foods (Malaysia) SDN. BHD.	Malaysia	100% by Amira Food PTE Ltd.

Basmati Rice GmbH	Germany	100% by Amira C Foods International DMCC

Basmati Rice North America LLC	United States	100% by Amira C Foods International DMCC

Amira G Foods Limited	United Kingdom	100% by Amira C Foods International DMCC

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice. We also provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, dairy, snack and ready to heat meal products. Our product focus is what we refer to as “Food Connect”, or the bond and cultural connection that food creates between people. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

Amira Branded Products

Our Amira branded products, consist of several rice varieties, as well as a growing line of complementary products including ready to eat snacks, ready to heat means, edible oil, dairy products and organics.

Category	Brand/Product Line	Product Features
Premium Basmati Rice

• Amira Pure Basmati Rice

• Amira Extra Long Grain Basmati Rice

• Amira Indian Basmati Rice

• Amira Brown Basmati Rice

• Amira Traditional Basmati Rice

• Amira Pure Traditional Basmati Rice*

• Amira Natural Organic Whole Grain Basmati Rice*

• Consists of the finest grains of aromatic Basmati • Aged for a minimum of 12 months • More than doubles in size when cooked • Rich taste and fragrant aroma

Category	Brand/Product Line	Product Features
Value Basmati Rice

• Amira Daily Fresh Basmati Rice

• Amira Goodlength Day to Day Basmati Rice

• Amira Everyday Basmati Rice

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

*Product under development

We offer all of our products in an array of packages to meet different market needs. We continuously evaluate our existing products for quality, taste, nutritional value and cost and make improvements where possible. Additionally, we develop new products where we see market opportunity. We offer several types of rice, including AMIRA Brown Basmati, which is low-fat, cholesterol-free, high in fiber, and rich in vitamin B and manganese, and our Parboiled Basmati Products, which have 80% of the nutrients found in brown rice. In addition, we plan to offer brown and white organic rice which is processed from paddy grown without pesticides and packaged in organic paper.

Third Party Branded Products

We sell a number of varieties of Basmati and non-Basmati packaged rice to many large international and regional customers, such as Euricom Spa, Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, the Seychelles State Trading Corporation Limited and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks. Our third party branded business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

Category	Third party Brand/Country	Product Features

Third party Basmati Rice	• Euricom Brown Basmati Rice, Italy • Mahe Regular White Basmati Rice (Economy), Seychelles • Mahe Premium White Basmati Rice (Premium), Seychelles	• Consists of the finest grains of pure traditional aromatic Indian Basmati • Available in brown, white and parboiled rice • Rich taste and fragrant aroma

Third party Non-Basmati Rice	• Bulog Non-Basmati Rice, Indonesia • Platinum Corp. FZE Non-Basmati Parboiled Rice, Nigeria • Bonne Chance Long Grain Rice, Abidjan	• Non-Basmati white rice which is between 10% and 100% broken and may be parboiled

Institutional Products

Our institutional business primarily consists of the opportunistic sale of bulk commodities, including wheat, barley, legume, maize, sugar, soybean meal, onion, potato and millet. We sell these products to large international and regional trading firms.

Production

Our Basmati rice operations include procurement, inspection, cleaning, drying, parboiling, storage and aging, processing, sorting, packaging, branding and distribution. We purchase our non-Basmati rice from other rice processors, and contract with third parties to produce and package our ready to eat meals, snacks and edible oils.

Paddy and Semi-Processed Rice Procurement

Paddy Procurement

The primary raw material that we use in producing Basmati rice is Basmati paddy. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. The harvested grain is referred to as “paddy.” In India, Basmati paddy is typically harvested between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season, although we also purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices. Our Basmati procurement team purchases paddy to be stored for aging and processing throughout the year from the major Basmati paddy production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” and/ or through licensed procurement agents. Licensed procurement agents, or “puccaartiyas,” evaluate, test and purchase paddy on our behalf at mandis. We have non contractual long-standing relationships with procurement agents for sourcing paddy and are knowledgeable about and experienced with local areas and farmers.

Our ability to procure adequate quantities and good quality paddy is affected by crop conditions. For example, yields of paddy could decrease and the price of paddy could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe paddy is generally available at reasonable, stable prices prevalent in current market. We have not encountered any processing interruptions due to paddy shortages since we commenced our Basmati operations in 1985.

Semi-Processed Rice Procurement

Semi-processed rice procurement is done through approved vendors. These vendors are sourced through approved brokers with whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged non-Basmati rice. We purchase the semi-processed rice, transport the product into our rice mill and then finish, pack, and sell the product to our customers and distributors.

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

Inspection

Paddy is checked for quality at the time of purchase and prior to loading it on the trucks that transport paddy to our processing facility. Further, the paddy bags are sample checked on arrival at storage locations to ensure that the paddy meets the quality specifications based on our purchase. We have a fully equipped laboratory that checks quality at various stages of paddy procurement and rice processing. In addition, after the rice has been processed, we inspect the rice to ensure that it meets our and our customers’ quality standards. We have implemented strong measures throughout processing to ensure product quality and food safety. Our standardized processing, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies. We have also received an ISO: 9001:2008 quality management accreditations for our rice processing facility, which has been renewed yearly and is currently valid until March 2016.

Certifications

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally-recognized certifications. We have received an ISO 9001:2008 quality system certification, an ISO 22000:2005 food safety management certification for our rice processing facility, and a SQF Certificate. In addition, our facilities have received certifications from BRC Global Standards, the U.S. Food and Drug Administration, an international company which provides health and safety certifications, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India.

We have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU and the NOP, which tracks the US FDA organic regulations.

Sales, Marketing and Distribution

As of March 31, 2014, we had 251 employees working in sales, marketing and distribution around the world, including 212 that are focused on the Indian market and 39 that are focused on the international market. We had established eight company-managed distribution centers in India through the end of fiscal 2014 and plan to open seven additional distribution centers by the end of fiscal 2015 to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to promote the Amira brand name to our end-users.

Our products also reach our Indian customers through our network of 202 regional distributors. Our products reach our international customers through our network of 23 international distributors, including ten distributors in United States who coordinate regional marketing, sales and distribution.

Customers

We sell our products through a broad distribution network in more than 60 countries throughout the world. Customers for our Amira branded products include Indian retailers such as Bharti, Big Bazaar, Metro Cash & Carry, Reliance Retail Limited, Spencer’s Retail, Star Bazaar (Tesco India) and Total. We also sell in India to traditional retail (small, privately owned independent stores, typically at a single location) which we access through our distribution network. Internationally, we sell our Amira branded products to global retailers such as Carrefour, Costco, Jetro Restaurant Depot, HEB, Lulu’s, Morrisons, Smart & Final, Tesco and Wegmans. We also sell our products in India and internationally through the foodservice channel. Our third party branded products are sold to many international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, and SGS International Rice Co. Inc., who market them under their own brands through their own distribution networks. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 34.3%, 33.4% and 46.6%, of our revenue in fiscal 2014, 2013 and 2012 respectively. Our largest single customer or distributor accounted for approximately 12%, 13% and 27% of our revenue during fiscal 2014, 2013 and 2012 respectively.

Competition

The global packaged rice market is highly fragmented with no dominant players on a global basis or in India. According to Euromonitor, for example, in 2013 the top 10 brands only accounted for approximately 11% of market share by value around the world. Competition in the rice markets is principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with various types of competitors in the fragmented and unorganized Basmati rice market, including other large Indian distributors and national rice brands, as well as, to smaller businesses in India and around the world. Internationally, our major competitors are leading Indian overseas Basmati rice companies. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal and Punjab, Rajasthan, Jammu and Kashmir, and in a part of the Punjab region located in Pakistan which enjoy the climatic conditions required to successfully grow Basmati rice. A type of rice similar to Basmati is grown and sold as Basmati rice from California and Texas, among other places.

Intellectual Property

We protect our intellectual property through copyright and trade mark laws. Our intellectual property includes the registered trademarks “Amira”, Goodlength”, “Daily Fresh”, “Goodhealth”, “Indigo”, “Sativa”, ‘Sharbati”, “Pashmina” and Love @1st bite” among others under the Indian Trade Marks Act, 1999 and other foreign trademark and copyright legislations. The registration of a trademark is generally valid for ten years but can be renewed. In addition, we have applied for the registration of the “Amira Food Connect” logo, “Make Something Beautiful”, the “Amira Pure” label and “Amira” across certain other product categories. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted. Further, we have obtained copyright protection for certain of our intellectual property, which include our “Amira” label and logo, under the Indian Copyright Act, 1957. While registration is not a prerequisite for acquiring or enforcing copyrights, registration creates a presumption favoring the ownership of the registered owner. Copyright registration in India gives copyright protection in 165 other countries which are signatories to the Berne Convention.

We have also registered, or are in the process of registering, trade names and trademarks internationally in various countries where our products are sold, including in the U.S.

Employees

As of March 31, 2014, 2013 and 2012, we had 478, 326 and 226 full time employees, respectively. As of March 31, 2014, we had 65 employees working in our finance, accounting & legal department, 251 working in sales, marketing & distribution, 46 working in HR, IT & administration, and 116 working in operations and processing facility. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

Insurance

We currently maintain commercial general liability insurance and property insurance. We also have liability insurance for our directors and officers.

Legal Proceedings

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past subject to any legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe could have a significant effect on our financial position or profitability.

On April 4, 2012, a vessel carrying rice owned by Amira C Foods International DMCC (“Amira C Foods”) with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines for purposes of temporary warehousing and trans-shipment. Metro Eastern Trading Corp (“Metro Eastern”) a registered “locator,” duly authorized and regulated by the Subic Bay Metropolitan Authority was engaged to unload, warehouse, and transship the vessel’s cargo. On May 15, 2012, the Collector of Customs (“COC”) in the Port of Subic Bay issued a warrant of seizure and detention to Metro Eastern alleging violation of certain sections of the Tariff and Customs Code of the Philippines. To protect its interests, on June 8, 2012, Amira C Foods intervened in the proceedings and argued that the COC lacked jurisdiction over the goods because they were never imported into the Philippines, but rather only transshipped into the SSEZ. The COC upheld seizure of the rice shipment and forfeiture of the goods to the Philippines on grounds that the shipment was imported into the Philippines without a valid import permit. This decision was upheld by the Commissioner of the Bureau of Customs (“BOC”), and Amira C Foods filed an appeal with the Court of Tax Appeals (the “CTA”).

On June 27, 2012, the rice subject of the warrant was sold to a related party for $11.4 million under an arrangement that effectively transferred all risks and rewards to the goods without any recourse or further obligation, other than Amira C Foods’ obligation to make best efforts to assist the purchaser in any regulatory, port and customs clearance required to transship the goods, the cost of which will be borne by the purchaser.

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million ($11.7 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the COC, the full bid amount was delivered to the COC and such amount was deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods. The CTA case is currently at the pre-trial stage, and should the CTA rule against Amira C Foods, we intend to appeal the ruling.

Concurrently with the proceedings at the BOC, the Senate of the Philippines conducted fact-finding hearings in support of potential legislation with regard to these events. Mr. Protik Guha, our chief operating officer at that time, testified before one such hearing on August 22, 2012. On September 4, 2012, at a hearing that Mr. Guha did not attend, the Senate of the Philippines cited Mr. Guha in contempt for allegedly testifying falsely before the Senate and ordered his detention. This citation is an administrative and not a criminal matter. The Senate investigation against Mr. Guha has concluded. It’s Report dated February 6, 2013 does not recommend any charge against Mr. Guha or Amira C Foods. However, the CTA case continues and is currently in progress and we believe that it is unlikely that the Company will suffer any financial loss as a consequence of this proceeding.

An order dated November 10, 2010 was issued against Amira India by the Department of Commerce, Ministry of Commerce and Industry of the Government of India. This order prohibits Amira India from entering into transactions with certain public sector undertakings, or PSUs, of the Department of Commerce. The basis of the prohibition was the claim that Amira India had appropriated all the profits from the export of non-Basmati rice to Ghana and Comoros, in 2008 and 2009, under a specific relaxation notification issued by the Director General of Foreign Trade while the PSUs were only paid a fixed trading margin of the total value of the export. According to the Government of India, the profits should have inured to the benefit of the PSU, acting as exporter, and Amira India should have merely acted as a shipper. Amira India was alleged to have colluded with PSU employees and the foreign governments to deprive the PSUs of the profits. Amira India appealed this order to the High Court of Delhi and the High Court of Delhi subsequently reversed the order on the grounds that it was issued without a hearing or issuance of a show cause notice. The Department of Commerce responded by issuing a show cause notice in April 2011, providing a hearing to Amira India, and reinstating the prohibition, through an order passed in April 2011. Amira India challenged this order by filing another petition before the High Court of Delhi, and the High Court of Delhi, in its ruling dated November 7, 2013 (1) limited Amira India’s debarment to a period of 4 years commencing November 10, 2010 and ending on November 9, 2014; (2) clarified that the November 10, 2010 order shall have no impact on the business being conducted or to be conducted by Amira with the following three PSUs naming State Trading Corporation, Metals and Minerals Trading Corporation of India and Projects and Equipment Corporation other than the ones named in the order dated November 10, 2010 and private individuals and (3) further clarified that the November 10, 2010 order shall not be used to debar any sister concern of Amira India. While the Department of Commerce’s April 2011 order noted that the matter was referred to India’s Central Bureau of Investigation, or CBI Amira India has not received any notice or other requests for information from the CBI. Since the Department of Commerce has not requested monetary damages and Amira India does not currently do business with PSUs, and the impugned order will cease to be in force on November 9, 2014, we do not believe that impugned order will materially affect our business unless the Government of India reinstates the ban against the export of non-Basmati rice other than through the concerned PSUs.

Amira India is involved in ordinary course government tax audits from time to time, which typically include assessment proceedings carried out in relation to tax returns filed for previous years, which may result in further tax demands by relevant taxation authorities, including the disallowance of certain claimed deductions. The aggregate additional and unpaid tax liability which Amira India may be required to pay, pursuant to such proceedings, is estimated to be approximately $0.4 million (INR 25,197,688) excluding any penalties that may be levied by the tax authorities.

On November 23, 2010, Amira India, along with its directors and certain key officials, were subjected to search and survey proceedings by the Indian Income Tax Act Authority under the Indian Income Tax Act, 1961. During the course of these proceedings, the Income Tax authorities took custody of certain records and documents of the company. Amira India received notices from the Indian Income Tax Authority asking management to submit income tax statements for the period beginning April 1, 2004 to March 31, 2011. Subsequently, in the spirit of settlement and to fulfill its procedural obligations under the Indian Income Tax Act, 1961, Amira India filed a petition before the Income Tax Settlement Commission (“ITSC”) and has paid tax amounting to $188,784 (INR 10,260,000). ITSC accepted the application and issued instructions to concerned Assessing Authority to issue the final assessment order based on which, on April 23, 2014, the Assessing Authority has issued a final assessment order with no further addition to the income and with no further tax demand or any other kind of liability Amira India will no longer be required to pay any additional amount on account of the proceedings initiated above as a result of the survey / search dated November 23, 2010 pertaining to Assessment Year 2005-06 to Assessment Year 2011-12.

In August 2011, the DED imposed a fine and prohibition on a distributor/retailer of our “Amira” branded products in the UAE, on the basis of a complaint made by Arab & India Spices LLC, which alleged that our “Amira” branded products infringed an existing trademark “Ameera” registered in the name of Arab & India Spices LLC in the UAE. In order to amicably resolve this issue, Amira India and Arab & India Spices LLC commenced negotiations for settlement in August 2011, and Arab & India Spices LLC issued a letter to the DED, informing them of the settlement negotiations and requesting that legal proceedings instituted by the DED in this regard be withdrawn. Subsequently we filed an application to register our “AMIRA LOGO” trademark which was accepted and our “AMIRA LOGO” trademark was duly registered in UAE on March 9, 2014. Hence no settlement with Arab & India Spices LLC is required.

Seasonality of our Business

Our revenue is typically higher from October through March than from April through September. Due to inherent seasonality in our business, our results may vary by quarter. For example, in fiscal 2014, our revenue was greatest in the quarter ended March 31, 2014 and lowest in the quarter ended September 30, 2013. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed Basmati rice and paddy was in the range of 9 months to 12 months. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by this inventory. Our results of operations may also be impacted by fluctuations in foreign currency. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Foreign exchange fluctuations.”

Government Regulations Applicable to Our Business in India

The following description is a summary of the material regulations and policies, which are applicable to our business in India.

Regulations Related to Agricultural Produce and Exports

The Government of India, under the Foreign Trade (Development & Regulation) Act, 1992, or the Foreign Trade Act, together with the Foreign Trade Policy, provides for development and regulation of foreign trade by facilitating imports into, and augmenting exports from India, as a part of which it sets the MEP, including Basmati and non-Basmati rice, from time to time. While the MEP for Basmati rice was terminated in July 2012, the Government of India may in the future reinstitute an MEP for Basmati rice. The Foreign Trade Act empowers the Director General of Foreign Trade to advise the Government of India in formulation of export and import policy and to implement such policy. The Foreign Trade Act prohibits any person from importing or exporting any goods without an importer-exporter code number, granted by the Director General of Foreign Trade or an officer authorized by the Director General of Foreign Trade.

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

Foreign Investment Regulations

Pursuant to the current Consolidated Foreign Direct Investment policy (effective from April 17, 2014) issued by the Department of Industrial Policy and Promotion of the Government of India, 100% foreign direct investment is allowed in services related to agricultural and related sectors.

Principal Operating Facilities

As of March 31, 2014, our material properties consist of one office and one processing facility in India, six international offices in Malaysia, Dubai, Singapore, the United Kingdom, the United States and Germany, eight distribution centres in India, twenty one warehouse facilities in India, and six warehouse facilities in the United States. We own our processing facility and lease our other properties.

Our processing facility is located in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of approximately 310,000 square feet.

Part of the proceeds of our IPO will be utilized to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2014 to approximately 60 metric tons per hour by fiscal 2015 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we plan to close down the oldest two of the three milling plants at our existing facility, which together have a milling and sorting capacity of 12 metric tons per hour. Recently, Amira India entered into a contract of $8.3 million with Buhler India Private Limited, for the purchase of 48 tons per hour paddy processing equipment in connection with the new milling plant.

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

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales in over 60 countries. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley and legumes. Our fourth generation leadership has leveraged a rich, century-old legacy, and has transformed Amira from a local family-run business to a publicly-listed, globally focused packaged food company with a leadership position in the high growth Basmati rice sector.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold in more than 40 countries by global retailers such as Bharti, Big Bazaar, Carrefour, Costco, easyday, Jetro Restaurant Depot, Lulu’s, Metro Cash & Carry, Morrison’s, Panda, Smart & Final, Spencer’s and Tesco. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products in 40 countries throughout the rest of the world.

We have successfully expanded the Amira brand into more than 40 countries and are investing resources to further establish our brand as a premium, high quality packaged Basmati brand. We have successfully tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira, has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. Additionally, Inc., India, a leading Indian business magazine, has identified Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continue to gain traction with customers in markets where we sell our products as a trusted standard of premium quality. In 2013 Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category.

Revenue for fiscal 2014 was $547.3 million. Sales of Amira branded products increased by $47 million, or 24.5% to $238.8 million, and third party branded products increased by $24.7 million, or 11.5% to $239.1 million. Sales to the Company’s institutional customers were also up significantly, contributing $69.4 million in revenue during fiscal 2014.

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

Our Indian business consists primarily of sales under the Amira brand name. We believe that we have a pan-India presence and reach our customers through 202 distributors that sell our products to both traditional and modern retailers, as well as foodservice customers. Our international business primarily consists of the sale of Amira branded, third party branded and institutional products in more than 60 countries worldwide. We access these international markets through a combination of regional offices, in-country distribution and global retailer relationships. Our international market consists of sales to both developed and emerging markets.

As of March 31, 2014, we had 251 employees working in sales, marketing and distribution around the world, including 212 that are focused on the Indian market and 39 that are focused on the international market. We had established eight company managed distribution centers through end of fiscal 2014. We target having company-managed distribution centers in seven additional major cities in India by the end of the fiscal 2015, which we expect will result in greater market penetration and higher margins. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to reach our end users in order to promote the Amira brand name.

We believe we have strong relationships with a network of large distributors. As of March 31, 2014, we had 202 distributors across India and 23 international distributors. In order to further increase our Indian and international revenue, particularly for our branded products in India, we have arrangements with leading retail chains for the distribution of our Amira branded products, including Bharti, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total in India, and Carrefour, Costco, Jetro, Restaurant Depot, Lulu’s and Smart & Final globally. In Q1 FY 2014 we launched our Amira branded products in the United Kingdom (“UK”). This marks our first sales into the UK market with five products, including Morrisons Supermarket, which represents one of the leading supermarket chains operating in the UK with over 500 stores, as well as certain foodservice customers and a Michelin star restaurant. We sell our third party branded products to many large international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE and SGS International Rice Co. Inc., who market them under their own brand through their own distribution networks.

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2014, 2013 and 2012, we derived 65.2%, 76.1% and 69.8% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing. Consumption of Basmati rice in India is estimated to have grown at a CAGR of 15.0% to 1.5 million metric tons in fiscal 2013 from less than 0.5 million metric tons in fiscal 2006, according to CRISIL research. Indian Basmati rice exports grew at a CAGR of 24.0% by volume between fiscal 2008 and 2013. While we expect growth to remain strong, any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2014, 2013 and 2012, our revenue from international sales was $323.2 million, $224.8 million and $217.0 million, respectively, and accounted for 59.1%, 54.3% and 66.0% respectively, of our revenue in these periods. We sold our products to customers in over 60 countries and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2014	FY 2013	FY 2012
	(Amount in $ million)
EMEA	237.5	193.3	165.5
Asia Pacific (excluding India)	73.9	24.7	47.1
North America	11.8	6.8	4.4
Total	323.2	224.8	217.0

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

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008. In fiscal 2014 Amira branded products sales amounted to $238.8 million, which consist of several rice varieties and ready-to-eat snacks. We sell our branded products to retailers in India such as Bharti, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail, Star Bazaar (Tesco in India) and Total, and to global retailers in more than 40 international markets including both emerging and developed markets such as Carrefour, Costco, Jetro Restaurant Depot, Lulu’s, Smart & Final, Tesco (UK) and through the foodservice channel.

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

Consistent with our historical branded growth strategy, we plan to leverage our success in existing international markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We intend to either launch or increase our Amira branded presence into a total of 50 countries in the next five years.

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between the time of purchase of raw material - Basmati paddy and the final sale of packaged Basmati rice. Our average combined holding period of processed Basmati rice and paddy was in the range of 9 months to 12 months. Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2014, 2013 and 2012, we had $184.8 million, $161.6 million and $141.8 million of total indebtedness, respectively, of which more than 99% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to use part of the proceeds of our IPO to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2014 with the addition of a new milling plant located in Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we also plan to close down the oldest two of the three milling plants at our existing facility, each of which has a milling and sorting capacity of 6 metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour by the end of fiscal 2015. Recently, Amira India entered into a contract of $8.3 million with Buhler India Private Limited, for the purchase of 48 tons per hour paddy processing equipment in connection with the new milling plant. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2014, 2013 and 2012 were 75.7%, 77.3% and 80.1%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

Our ability to procure adequate quantities and high quality Basmati paddy also depend on crop conditions. For example, crop yields of Basmati paddy could decrease due to inadequate or delayed monsoons or heavy rains and high winds. The price of Basmati paddy procured by us depends on the variety of Basmati paddy we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati paddy also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing Indian and international demand, particularly during the paddy harvesting season. In determining the quantity and price of Basmati paddy that we purchase, we rely on the historic demand and supply of particular Basmati varieties, estimates and forecasts of demand based on market information through continuing interaction with significant customers, and expectation of the supply, quantity, quality and price of Basmati paddy based on information from farmers and our procurement agents.

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are primarily denominated in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2014, 2013 and 2012, our revenue from international sales was 59.1%, 54.3% and 66.0%, respectively, of our revenue. As of March 31, 2014, foreign currency receivables were $5.5 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We enter into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. Forward foreign currency exchange contracts outstanding as of March 31, 2014, 2013 and 2012 were $92.3 million, $73.4 million and $166.2 million, respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee depreciated significantly against the U.S. dollar during fiscal 2014, and this nature of depreciation in the future, may impact our results of operations in future periods.

Financial Operations Overview

Revenue

We derive our revenue primarily from the sale of Amira branded and third party branded products and institutional sales to our customers in both Indian and international markets. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and sales tax or duty.

Other income

Other income primarily consists of income from export benefit (duty entitlement) in accordance with the Indian customs rules for being an exporter, insurance claims received by us under the various policies taken against the loss of stock of Basmati paddy and rice.

Cost of material including change in inventory of finished goods

Cost of material consists of cost of raw materials (paddy, semi-processed rice and other products), other expenses used in processing our products, certain direct expenses to bring inventory to its present location, and related taxes net of tax credit available, if any. Cost of material also includes cost of finished goods consumed during the period by adjusting for any increase or decrease in our finished goods inventory.

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

Employee benefit expenses

Employee benefit expenses primarily consist of:

•	wages and salaries of our employees,

•	defined benefit plans (gratuity), defined contribution plan (provident fund) accrued annual leave and sick leave, severance payments and bonuses,

•	employee stock options, and restricted share awards, and

•	employee welfare expenses.

Depreciation and amortization

Depreciation consists primarily of depreciation expense recorded on property, plant and equipment, such as buildings, plant and machineries, furniture and fixtures, office equipment and vehicles. Amortization expense consists primarily of amortization recorded on intangible assets, such as trademarks registration fees, software, customer relationships and favorable lease.

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

Other expenses

Other expenses are comprised primarily of expenses of our sales and marketing operations and field location administrative costs which include:

•	Export Credit Guarantee Corporation, or ECGC, premiums, which we pay in India to insure against payment defaults by buyers of our exported products,

•	product insurance,

•	traveling,

•	rent,

•	power and fuel expenses,

•	corporate headquarters expenses related to our executive, general management, finance, accounting and administrative functions,

•	commission, claims and compensation,

•	advertising and business promotion expenses,

•	legal fees, and

•	other functions.

These costs are based on our volume of business and expenses incurred to support corporate activities and initiatives such as training. We plan to expand our sales and marketing efforts, improve our information processes and systems and implement the financial reporting, compliance and other infrastructure required for a public company.

Finance costs

Finance costs consist primarily of interest expense (borrowing costs) accrued on short term and long term loans taken from our lenders to fund working capital, bank charges and other interest paid to supplier for credit they extend when we purchase paddy.

Finance income

Finance income primarily consists of interest received on deposits including collateral deposits made by us to obtain letters of credit and other non-cash instruments and short term interest bearing fixed deposits with banks.

Other gains and (losses)

Other gains and (losses) primarily consist of our gain or loss due to foreign exchange fluctuations, or fluctuations in the value of the Rupee, in which we maintain our accounts, and the U.S. dollar, in which a portion of our revenue is denominated or other currencies in which our indebtedness is incurred. Other gains and (losses) also include, gain or loss on forward contracts settled during the year and to the extent hedges are not effective, mark-to-market gain or loss on open forward contracts (not designated for hedging) as of the reporting date, gain or loss on disposal of fixed assets, gain or loss on restatement of financial assets and liabilities at closing rates and gain or loss on sale of available for sale financial assets. We expect that income from these items will continue to contribute an insignificant percentage (on a net basis) of our revenue in the near future.

We have designated certain derivative instruments as hedging instruments in a cash flow hedge relationship. All derivative financial instruments used for hedge accounting are recognized and measured at fair value. Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedges are effective. To the extent that the hedge is ineffective, changes in fair values are recognized in the consolidated statements of profit or loss and reported in “Other gains and (losses)”. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated statements of profit or loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated statements of profit or loss. Previously, till March 31, 2012 such derivative financial instruments were not designated as effective hedges, and all changes in instruments’ fair value that were reported in the consolidated statements of profit or loss were included in “Other gains and (losses)”.

Results of Operations

On October 15, 2012 we completed the IPO of our ordinary shares. On October 16, 2012, we subscribed through our wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“Amira Mauritius”) for 53,102,500 equity shares of Amira Pure Foods Private Limited (“Amira India”), representing 80.4% of the outstanding shares of Amira India pursuant to a subscription agreement dated September 27, 2012, as subsequently amended on October 10, 2012.

We accounted for this combination using the “pooling of interest method,” and accordingly, our financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and retrospectively adjusted for all periods presented in these financial statements.

•	Our results of operations for the fiscal years ended March 31, 2014, 2013 and 2012, respectively, were as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Revenue	$547,344,368	$413,682,574	$328,979,799
Other income	160,064	94,368	637,383
Cost of materials	(454,123,161)	(347,341,159)	(270,259,623)
Change in inventory of finished goods	39,859,583	27,594,211	6,667,730
Employee Benefit expenses	(11,642,833)	(5,553,197)	(2,844,454)
Depreciation and amortization	(2,064,264)	(1,943,846)	(2,089,738)
Freight, forwarding and handling expenses	(23,359,177)	(20,985,039)	(13,990,863)
Other expenses	(22,855,617)	(14,676,910)	(10,568,202)
	$73,318,963	$50,871,002	$36,532,032
Finance costs	(25,859,231)	(21,751,614)	(21,786,007)
IPO expenses	-	(1,750,082)	-
Finance income	2,766,518	802,146	303,036
Other gains and (losses)	(2,800,475)	(654,852)	1,032,599
Profit before tax	$47,425,775	$27,516,600	$16,081,660
Income tax expense	(9,293,071)	(8,267,562)	(4,137,422)

Profit after tax for the year	$38,132,704	$19,249,038	$11,944,238
Profit after tax for the year attributable to:
Shareholders of the company	$29,956,327	$15,056,309	$9,603,167
Non-controlling interest	$8,176,377	$4,192,729	$2,341,071

Earnings per share
Basic earnings per share (1)	$1.04	$0.63	$0.49
Diluted earnings per share (1)	$1.04	$0.63	$0.49

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. The dilutive impact of total share options (721,535) granted to Mr. Karan A. Chanana in the years ended March 31, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is insignificant and hence there is no change in the presented Basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2014 and 2013

Our results of operations for fiscal 2014 and 2013, respectively, were as follows:

Revenue

Revenue for fiscal 2014 was $547.3 million, an increase of $133.7 million or 32.3% compared to $413.7 million in fiscal 2013. The revenue increase was primarily due to increased sales volumes and pricing for our Amira branded and third party branded products both in India and internationally, as well as a significant increase in our institutional sales. Revenue also benefited from the inclusion of revenue of Basmati Rice GmbH for the quarter ended March 31, 2014, which was acquired in January 2014. Basmati Rice GmbH had approximately $9 million in sales for the fiscal year ended December 31, 2013.

 Revenue for our Amira branded and third party branded products was $477.9 million in fiscal 2014, up approximately $71.8 million compared to $406.2 million for the same period in fiscal 2013. Amira branded sales increased by $47 million, or 24.5% to $238.8 million, and third party branded sales increased by $24.7 million, or 11.5% to $239.1 million. Sales to the Company’s institutional customers were also up significantly, contributing $69.4 million in revenue during fiscal 2014.

Revenue in India was $224.1 million in fiscal 2014, an increase $35.2 million or 18.6% compared to $188.9 million in fiscal 2013. Revenue in India benefited from an increase of larger distributors and the launch of company managed distribution centers, which were more successful at selling our products, enabling us to increase volumes, while also increasing pricing to offset input costs. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar in fiscal 2014. Our sales in India grew by approximately 31.5%, when measured in Indian rupees.

Revenue from international sales increased by $98.4 million, or 43.8%, to $323.2 million in fiscal 2014 from $224.8 million in fiscal 2013, primarily due to sales of Amira branded products and our institutional business.

The improvement in our revenue from sales of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2014		FY 2013
	Amount in $ million	%	Amount in $ million	%
India	224.1	40.9%	188.9	45.7%
EMEA	237.5	43.4%	193.3	46.7%
Asia Pacific (excluding India)	73.9	13.5%	24.7	6.0%
North America	11.8	2.2%	6.8	1.6%
Total	547.3	100.0%	413.7	100.0%

Other income

Other income was $0.2 million in March 31, 2014 compared to $0.1 million in March 31, 2013. This increase was primarily due to increase in the income derived from export benefits.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $414.3 million or 75.7% of revenue in fiscal 2014, compared to $319.7 million or 77.3% of revenue in fiscal 2013, primarily due to improved pricing dynamics, operating efficiencies and economies of scale.

Employee benefit expenses

Employee benefit expenses increased by $6.1 million to $11.6 million in fiscal 2014 from $5.6 million in fiscal 2013. The increase was primarily due to increase in the number of employees (during fiscal 2014: 478 employees and during fiscal 2013: 326 employees) as a result of hiring additional professionally qualified employees across functions to support business growth, and expense for share options granted during the period. The expense for share options granted during the period is a non-cash expense calculated as per “IFRS 2 Share-based Payments”, amounting to $2.9 million in fiscal 2014 as compared to $0.22 million in fiscal 2013. As a percentage of revenue, employee benefit expenses were 2.1% and 1.3% in fiscal 2014 and 2013, respectively.

Depreciation and amortization

Depreciation and amortization expense increased by $0.2 million to $2.1 million in fiscal 2014 as compared to $1.9 million in fiscal 2013. As a percentage of revenue, depreciation and amortization costs were 0.4% and 0.5% in fiscal 2014 and 2013, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $23.4 million or 4.3% of sales in fiscal 2014 compared to $21.0 million or 5.1% of sales in fiscal 2013. Freight, forwarding and handling expenses declined as a percent of revenue due to increased operating efficiencies, as well as benefit of more shipments involving free on board (FOB) terms during fiscal 2014, as compared to fiscal 2013, when we had more sales involving payment of shipping, insurance and freight costs.

Other expenses

Other expenses increased by $8.2 million, or 55.7%, to $22.9 million in fiscal 2014 from $14.7 million in fiscal 2013. The increase was primarily due to increase in legal and professional, advertising and business promotion expenses which are in line with our business growth. As a percent of revenue, other expenses increased to 4.2% in fiscal 2014 from 3.5% in fiscal 2013.

Finance costs

Finance costs were $25.9 million in fiscal 2014 compared to $21.8 million in fiscal 2013. Finance costs increased by $4.1 million as a result of an increase in our debt, which was $184.8 million at the end of fiscal 2014 compared to $161.6 million at the end of fiscal 2013. Additionally, our trade payables increased to $41.2 million at the end of fiscal 2014 from $4.5 million at the end of fiscal 2013. The increase in debt and trade payables during the period is consistent with the working capital requirements of our publicly stated growth forecasts.

IPO expenses

We incurred no expenses in fiscal 2014 related to our initial public offering (“IPO”) in October 2012. IPO expenses in fiscal year 2013 amounted to $1.8 million, representing NYSE listing fees and certain legal and consulting fees related to the IPO.

Finance income

Finance income was $2.8 million in fiscal 2014 compared to $0.8 million in fiscal 2013. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Other gains and (losses)

Other gains and (losses) increased by $2.1 million, or 327.6%, to a loss of $2.8 million in fiscal 2014 from a loss of $0.7 million in fiscal 2013, mainly due to settlement of foreign currency forward contracts during the period.

Profit before tax

Profit before tax increased by $19.9 million, or 72.4%, to $47.4 million in fiscal 2014 from $27.5 million in fiscal 2013. This increase was primarily due to an increase in revenue from both the Indian and international markets. Our key strategy of focusing on emerging growth markets supported this growth in profits. Profit before tax as a percentage of revenue increased to 8.7% in fiscal 2014 from 6.7% in fiscal 2013.

Income tax expense

Corporate tax expense was $9.3 million and our effective tax rate was 19.6% in fiscal 2014. This compares favorably to our fiscal 2013 corporate tax expense of $8.3 million and effective tax rate of 30%. The reduction in effective tax rate was primarily due to an increase in revenue and corresponding profit from lower tax jurisdictions (e.g. Dubai) in fiscal 2014. We recognized our income tax liability of $9.6 million and deferred tax liability of $6.7 million as of March 31, 2014. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax increased by $18.9 million, or 98.1%, to $38.1 million in fiscal 2014 from $19.2 million in fiscal 2013, due to the reasons mentioned above. Profit after tax as a percentage of revenue increased to 7.0% in fiscal 2014 from 4.7% in fiscal 2013.

Comparison of the Fiscal Years ended March 31, 2013 and 2012

Our results of operations for fiscal 2013 and 2012, respectively, were as follows:

Revenue

Revenue for fiscal 2013 was $413.7 million, with sales of Amira branded and third party branded products contributing 98.2% of our revenue and sales of bulk commodity products to our institutional customers contributing 1.8% of our revenue.

Revenue increased by $84.7 million, or 25.7%, to $413.7 million in fiscal 2013 from $329.0 million in fiscal 2012, primarily due to an increase in sales volume both in India and internationally, and to a lesser extent an increase in price. This revenue growth was driven primarily by sales of Amira branded products, which increased by $70.0 million, or 57.5%, and sales of third party branded products, which increased by $33.7 million or 18.7%, in fiscal 2013 as compared to fiscal 2012.

Revenue from sales in India increased by $76.9 million, or 68.7%, to $188.9 million in fiscal 2013 from $112.0 million in fiscal 2012, primarily due to an increase of larger distributors and the launch of a company managed distribution center, which were more successful at selling our products, enabling us to increase revenue growth.

Revenue from international sales increased by $7.8 million, or 3.6%, to $224.8 million in fiscal 2013 from $217.0 million in fiscal 2012, primarily due to sales of Amira branded and third party branded products to our international customers which increased by $25.1 million or 12.9%, with a corresponding decrease in institutional sales by $17.32 million or 3.6%, which is consistent with our focus on rice and rice-related products.

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

Employee benefit expenses

Employee benefit expenses increased by $2.8 million, or 95.2%, to $5.6 million in fiscal 2013 from $2.8 million in fiscal 2012. This increase was primarily due to increases in salaries, wages and allowances, and our hiring of additional professionally qualified employees across functions to support business growth (during fiscal 2013: 326 employees and during fiscal 2012: 226 employees). As a percentage of revenue, personnel costs were 1.3% and 0.9% in fiscal 2013 and 2012, respectively.

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

Finance costs

Finance costs were $21.8 million in fiscal 2013 as compared to $21.8 million in fiscal 2012. As a percentage of revenue, finance costs were 5.3% and 6.6% in fiscal 2013 and 2012, respectively. This was primarily due to the use of a portion of the IPO proceeds to repay a portion of the indebtedness under our secured revolving credit facilities.

IPO expenses

On October 2012, ANFI listed its shares on the NYSE through its initial public offering (“IPO”). IPO expenses represent those expenses incidental to the IPO that are classified as expenses on our consolidated statements of profit or loss for the fiscal year ended March 31, 2013. On October 15, 2012, we completed our IPO. IPO expenses amounted to $1.8 million, representing New York Stock Exchange listing fees and certain legal and consulting fees related to the IPO.

Finance income

Finance income was $0.8 million in fiscal 2013 compared to $0.3 million in fiscal 2012. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Other gains and (losses)

Other gains and (losses) decreased by $1.7 million, or 163.4%, to a loss of $0.7 million in fiscal 2013 compared to a gain of $1.0 million in fiscal 2012, mainly due to foreign exchange losses during the period.

Profit before tax

Profit before tax increased by $11.4 million, or 71.1%, to $27.5 million in fiscal 2013 from $16.1 million in fiscal 2012. This increase was primarily due to an increase in revenue from both the Indian and international markets. Our key strategy of focusing on emerging growth markets enabled a growth in profits. Profit before tax margins as a percentage of revenue increased to 6.7% in fiscal 2013 from 4.9% in fiscal 2012, primarily due to higher sales volumes, along with a decrease in finance costs as a percentage of revenue, which were 5.3% in fiscal 2013 as compared to 6.6% in fiscal 2012.

Income tax expense

Corporate tax expense increased by $4.2 million, or 99.8%, to $8.3 million in fiscal 2013 from $4.1 million in fiscal 2012. This was mainly due to the increase in profit before tax by $11.4 million, or 71.1%, to $27.5 million in fiscal 2013, as compared to $16.1 million in fiscal 2012. Effective tax rate increased to 30.0% in fiscal 2013 from 25.7% in fiscal 2012, primarily due to an increase in revenue from India as compared to other lower tax jurisdictions. We recognized our income tax liability of $2.7 million and deferred tax liability of $8.5 million as on March 31, 2013. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

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

	FY 2014				FY 2013
	Three months ended				Three months ended
	March 31, 2014*	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013*	December 31, 2012	September 30, 2012	June 30, 2012
	(Unaudited, Amount in $)
Revenue	186,569,660	142,478,370	108,011,250	110,285,088	140,246,379	113,900,598	79,363,793	80,171,804
Other income	51,944	13,057	57,187	37,876	(2,606)	4,872	40,703	51,399
Cost of material	(163,091,891)	(109,089,976)	(92,069,372)	(89,871,922)	(107,464,529)	(111,730,620)	(91,367,217)	(36,778,793)
Change in inventory of finished goods	25,664,314	1,710,878	10,115,880	2,368,511	(1,552,839)	28,067,020	30,188,582	(29,108,552)
Employee benefit expenses	(2,539,798)	(4,850,720)	(2,107,397)	(2,144,918)	(2,036,253)	(1,677,493)	(1,034,770)	(804,681)
Depreciation and amortization	(591,994)	(521,070)	(462,317)	(488,883)	(510,001)	(496,523)	(476,424)	(460,898)
Freight, forwarding and handling expenses	(7,451,752)	(6,045,737)	(3,320,673)	(6,541,015)	(5,364,447)	(9,936,443)	(2,959,869)	(2,724,280)
Other expenses	(10,754,376)	(5,644,163)	(3,035,481)	(3,421,597)	(5,625,487)	(4,011,836)	(2,127,274)	(2,912,313)
	27,856,107	18,050,639	17,189,077	10,223,140	17,690,217	14,119,575	11,627,524	7,433,686
Finance costs	(6,995,084)	(8,284,701)	(5,415,924)	(5,163,522)	(6,088,227)	(5,004,409)	(5,320,478)	(5,338,500)
IPO Expenses	-	-	-	-	-	(1,750,082)		-
Finance income	517,989	685,383	778,169	784,977	314,553	308,443	69,983	109,167
Other gains and (losses)	(2,088,912)	(902,391)	(3,567,810)	3,758,638	(66,879)	(949,926)	(1,907,463)	2,269,416
Profit before tax	19,290,100	9,548,930	8,983,512	9,603,233	11,849,664	6,723,601	4,469,566	4,473,769
Income tax expense	(2,512,762)	(1,819,944)	(2,703,828)	(2,256,537)	(3,342,676)	(2,557,897)	(1,165,074)	(1,201,915)
Profit after tax	16,777,338	7,728,986	6,279,684	7,346,696	8,506,988	4,165,704	3,304,492	3,271,854

*The figures of the last quarter of the fiscal year are the balancing figures between the audited figures in respect of the full fiscal year and the published year-to-date unaudited figures up to the third quarter of the relevant fiscal year.

Liquidity and Capital Resources

As of March 31, 2014, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $128.3 million;

•	other facilities, aggregating $50.8 million;

•	related party debt, aggregating $1.2 million;

•	term loan facilities (including current portion of long-term debt amounting to $1.8 million), aggregating $4.3 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.1 million), aggregating $0.2 million; and

•	trade payables, aggregating $41.2 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of March 31, 2014, the Group had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

March 31, 2014
(Amount in $)
Working capital – fund based	13,863,369
Letter of credit and bank guarantee – non fund based	2,782,783
Total	16,646,152

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2014	2013	2012
Secured revolving credit facilities	Floating Rates of Interest	11.7%	12.9%	13.9%
Other facilities	Floating Rates of Interest	12.2%	12.5%	12.5%
Related party debt	Fixed Rate of Interest	11.6%	11.6%	11.6%
Term loans	Floating Rate of Interest	12.5%	12.6%	12.4%
Vehicle loan	Fixed Rate of Interest	9.2%	10.6%	8.9%
Trade payables	Fixed Rate of Interest	21.0%	21.6%	21.3%

The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 11 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank and Punjab National Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a director of Amira India). Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $193.0 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Anita Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda and ICICI Bank for amounts not exceeding $1.0 million and $3.3 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana and Ms. Anita Daing, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s and Ms. Anita Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2014), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

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

In fiscal 2014, 2013 and 2012 we spent $3.7 million, $0.9 million and $0.9 million, respectively, on capital expenditures. In addition to this, we have acquired plant and equipment $0.2 million through business combination during the fiscal 2014.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2014, our primary sources of liquidity, aside from our secured revolving credit facilities, were $37.6 million of cash and cash equivalents and $0.5 million of short-term investments, which are available on demand. Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, $52 million of the proceeds were used for the repayment of indebtedness, $25 million are held in interest-bearing deposit-with banks, pending the construction of a new processing facility, and $4 million was retained for future operating expenses through 2015 (of which $3.2 million remains as of March 31, 2014 as part of cash and cash equivalents).

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $80.9 million as of March 31, 2014.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $8.4 million as of March 31, 2014.

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long-term loans will be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2014	2013	2012
	(Amount in $ million)
Net cash generated from/(used in) operating activities	3.0	(58.6)	19.9
Net cash used in investing activities	(4.3)	(0.6)	(1.0)
Net cash generated from/(used in) financing activities	10.5	86.7	(15.7)
Effect of change in exchange rate on cash and equivalents	(4.9)	(2.6)	(3.0)
Net increase/(decrease) in cash and cash equivalents	4.3	24.9	0.2
Cash and cash equivalents at the beginning of the year	33.3	8.4	8.2
Cash and cash equivalents at the end of the year	37.6	33.3	8.4

Net cash generated from/ (used in) operating activities

In fiscal 2014, net cash generated from operating activities was $3.0 million in comparison to cash use of $58.6 million in fiscal 2013, primarily due to increase in profit after tax and increased payables which helped to offset increase in our receivables and inventory.

In fiscal 2013, net cash used in operating activities was $58.6 million compared to $19.9 million of cash generated in fiscal 2012, primarily due to increased inventories and trade receivables resulting from increased sales.

In fiscal 2012, net cash generated from operating activities increased to $19.9 million from $1.5 million in fiscal 2011, primarily due to an increase in revenue, which increased our profit before tax to $16 million in fiscal 2012 from $9.4 million in fiscal 2011.

Generally, factors that affect our earnings include, among others, sales price and volume, costs and productivity, which similarly also affect our cash flows from or (used in) operations. While management of working capital, including timing of collections and payments, affects operating results only indirectly, its impact on working capital and cash flows provided by operating activities can be significant.

Net cash used in investing activities

In fiscal 2014, cash used in investing activities was $4.3 million compared to $0.6 million of cash used in fiscal 2013, which was primarily due to the purchase of tangible assets and acquisition of Basmati Rice GmbH and Basmati Rice North America LLC.

In fiscal 2013, cash used in investing activities was $0.6 million compared to $1.0 million of cash used in fiscal 2012, which was primarily due to the purchase of tangible assets.

In fiscal 2012, cash used in investing activities was $1.0 million, most of which was spent on construction of the new milling plant at our processing facility.

Net cash generated from/ (used in) financing activities

In fiscal 2014, cash generated from financing activities was $10.5 million which was primarily due to the net proceeds of $38.0 million from the incurrence of short-term debt. This allowed us to repay a long-term debt of $1.8 million and interest of $25.9 million.

In fiscal 2013 we received $82.6 million as IPO proceeds (net of IPO-related expenses of $9.1 million) and net proceeds of $28.0 million from the incurrence of short-term debt. This allowed us to repay a long-term debt of $2.2 million and interest of $21.8 million, which resulted in a net inflow of $86.7 million from financing activities in fiscal 2013.

In fiscal 2012, we received $3.7 million from the incurrence of short-term debt and $0.2 million of long-term debt. This allowed us to repay $2.4 million of long-term borrowings and interest of $17.2 million, which resulted in net outflow of $15.7 million from financing activities in fiscal 2012.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	1.9	1.9	-	-	-
Non-Current portion of Long Term Debt	2.7	-	1.2	1.5	-
Interest liability	1.0	0.5	0.3	0.2	-
Total Long-Term Debt Obligations (A)	5.6	2.4	1.5	1.7	-

Operating Lease Obligations (B)	0.4	0.4	-	-	-

Short-Term Debt Obligations:
Current Debt	182.1	182.1	-	-	-
Less: Current portion of Long-Term Debt	(1.9)	(1.9)	-	-	-
Trade Payables	41.2	41.2	-	-	-
Other Financial Liabilities	6.0	6.0	-	-	-
Total Short-Term Debt Obligations (C)	227.4	227.4	-	-	-

Total Contractual Obligations (A)+(B)+(C)	233.4	230.2	1.5	1.7	-

Capital commitments

Capital commitments net of advances amounted to $6.9 million and $0.4 million as of March 31, 2014 and 2013, respectively.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2014, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

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

We also have other policies that are considered key accounting policies, such as the policy for revenue recognition and expense recognition. However, these other policies, which are discussed in the notes to our audited consolidated financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our audited consolidated financial statements. Our management has discussed the application of these critical accounting estimates with our audit committee. For more information on each of these policies, see "Note 6—Summary of Significant Accounting Policies" in the notes to our audited consolidated financial statements.

Foreign currency

Our consolidated financial statements are presented in U.S. dollars which is the functional currency of ANFI. The functional currencies of Amira India and Amira C Foods International DMCC, through which we conduct most of our operations, are Indian Rupees and United Arab Emirates Dirham (AED), respectively. The exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735. The functional currencies of ANFI, Amira India, Amira C Foods International DMCC and our other subsidiaries have been determined on the basis of the primary economic environment in which each of them operates.

A currency other than the functional currency of the entities is a foreign currency. Foreign currency transactions are translated into the functional currency of each respective entity, using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated statements of profit or loss. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction.

For purposes of our consolidated financial statements, all assets, liabilities and transactions of our subsidiaries with a functional currency other than the U.S. dollar (our presentation currency) are translated into U.S. dollars upon consolidation.

On consolidation, assets and liabilities have been translated into the U.S. dollar at the closing rate at the statement of financial position date. Income and expenses have been translated into the presentation currency at the average rate over the reporting period. Exchange differences are recognized in equity as “Currency translation reserve”.

Revenue

Sale of basmati rice and other food products

The Group recognizes revenue when the amount of revenue can be reliably measured; it is probable that future economic benefits will flow to the Group. Revenues are measured at the fair value of the consideration received or receivable, net of discounts, rebates, outgoing sales taxes, and other indirect taxes. Revenues are recognized when all significant risks and rewards of ownership of the goods are transferred to the customer and delivery has occurred as per the contractual terms.

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

Paddy and rice are stored for a substantial period of time (approximately 10 months to 12 months) for natural ageing necessary to bring these inventories to their intended quality.

Raw materials, stores and spares, packaging materials and purchased finished goods

Raw materials costs are comprised of purchase price and expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of closing inventory is determined on a first in first out basis (and includes storage costs and borrowing costs as paddy is required to be stored for a substantial period of time for Basmati’s natural ageing process).

Finished goods

Finished goods include cost of direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of finished goods is determined using the weighted average method. Cost of closing inventory includes interest expense (borrowing costs) as Basmati rice is required to be stored for a substantial period of time for the natural ageing process to occur.

Derivatives

Derivatives are initially recognized at fair value and subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument in which event the timing of the subsequent recognition in profit or loss depends on the nature of the hedge relationship.

Cash flow hedges

The Group designates forward currency derivative contracts in respect of foreign currency risk, as cash flow hedges. Hedges of foreign exchange risk on highly probable forecasted sales are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk.

Gain/ loss arising due to change in fair value of forward currency derivative contracts not designated as cash flow hedges are recognized in the consolidated statements of profit or loss under “Other gains and (losses)”.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of profit or loss, and is included in the “Other gains and (losses)” line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statements of profit or loss in the periods when the hedged item is recognized in consolidated statements of profit or loss.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated statements of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated statements of profit or loss.

Share-based compensation

The fair value of share-based payment awards granted to employees/directors as of grant date is recognized as employee benefit expenses, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date. The increase in equity recognized in connection with a share-based compensation transaction is presented in “Share-based compensation reserve”. At the time of issue of respective shares, the corresponding share-based compensation reserve is reclassified to share capital and share premium.

The share options granted by the Group to its employees/directors have been valued with respect to the fair values of the equity instruments granted, using appropriate option pricing models.

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

Contingent Liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized and such cases are disclosed as contingent liabilities.

Significant judgment and estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and may be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant management judgments regarding the foregoing consolidated financial statement elements

Inventories

Interest expense amounting to $12,710,034 and $8,418,554 has been capitalized in inventory cost as of March 31, 2014 and 2013 because the paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires management to estimates the future cash flows expected to arise from the cash generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2014 was $1,727,338.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2014 was $1,050,729.

New standards/amendments relevant for the Group adopted from April 1, 2013 and new standards/amendments issued but not yet effective relevant for the Group

Information relating to “New standards/amendments relevant for the Group adopted from April 1, 2013” and “New standards/amendments issued but not yet effective relevant for the Group” have been described in detail under the heading “Item 18. Financial Statements – Note 4 and 5”.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus approximately $2.9 million and $0.2 million of non-cash expense for share-based compensation for FY2014 and FY2013, respectively (3) adjusted profit after tax, as profit after tax plus $1.8 million in non-recurring IPO-related expenses for FY13 and approximately $2.9 million and $0.2 million of non-cash expense for share-based compensation for FY2014 and FY2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our outstanding ordinary shares and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India, during the applicable period; (5) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

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

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2014	2013	2012
	(Amount in $)
Profit after tax (PAT)	38,132,704	19,249,038	11,944,238
Add: Income tax expense	9,293,071	8,267,562	4,137,422
Add: Finance costs (net of finance income)	23,092,713	20,949,468	21,482,971
Add: IPO-related expenses	-	1,750,082	-
Add: Depreciation and amortization	2,064,264	1,943,846	2,089,738
EBITDA	72,582,752	52,159,996	39,654,369
Add: Non-cash expenses for share-based compensation	2,874,010	227,674	-
Adjusted EBITDA	75,456,762	52,387,670	39,654,369

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2014	2013	2012
	(Amount in $)
Profit after tax (PAT)	38,132,704	19,249,038	11,944,238
Add: IPO-related expenses	-	1,750,082	-
Add: Non-cash expenses for share-based compensation	2,874,010	227,674	-
Adjusted profit after tax	41,006,714	21,226,794	11,944,238

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2014	2013	2012
		(Amount in $)

Profit after tax (PAT)		38,132,704	19,249,038	11,944,238
Profit attributable to Shareholders of the company	(A)	29,956,327	15,056,309	9,603,167
Weighted average number of shares (for Basic earnings per share)	(B)	28,672,840	23,802,786	19,660,000
Weighted average number of shares (for diluted earnings per share) (from IPO date to March 31, 2014)	(C)	28,888,163	23,802,786	19,660,000
Basic earnings per share as per IFRS	(A) ÷ (B)	1.04	0.63	0.49
Diluted earnings per share as per IFRS	(A) ÷ (C)	1.04	0.63	0.49

Profit after tax (PAT)		38,132,704	19,249,038	11,944,238
Add: IPO-related expenses		-	1,750,082	-
Add: Non-cash expenses for share-based compensation		2,874,010	227,674	-
Adjusted profit after tax		41,006,714	21,226,794	11,944,238
Number of shares outstanding including shares for non-controlling interest-fully diluted (from IPO date to March 31, 2014)		35,893,597	35,676,434	35,676,434
Adjusted earnings per share		1.14	0.59	0.33

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	Fiscal year ended March 31,
	2014	2013
	(Amount in $)
Current assets:
Inventories	254,952,549	181,459,799
Trade receivables	80,882,986	66,792,434
Derivative financial assets	2,352,886	1,260,512
Other financial assets	9,768,514	9,821,263
Prepayments	8,361,244	8,386,856
Other current assets	765,655	1,034,787
Cash and cash equivalents	37,606,098	33,270,338
Total current assets	394,689,932	302,025,989

Current liabilities:
Trade payables	41,197,158	4,516,657
Debt	182,103,347	156,785,820
Current tax liabilities (net)	9,644,944	2,658,236
Other financial liabilities	6,031,593	2,836,252
Other current liabilities	1,980,369	2,557,551
Total current liabilities	240,957,411	169,354,516

Working Capital as per IFRS (Total current assets minus Total current liabilities)	153,732,521	132,671,473
Less: Cash and cash equivalents	37,606,098	33,270,338
Add: Current debt	182,103,347	156,785,820
Adjusted net working capital	298,229,770	256,186,955

5.	Reconciliation of total current and non-current debt to net debt:

	Fiscal year ended March 31,
	2014	2013
	(Amount in $)
Current debt	182,103,347	156,785,820
Non-current debt	2,739,414	4,831,416
Total current and non-current debt as per IFRS	184,842,761	161,617,236
Less: Cash and cash equivalents	37,606,098	33,270,338
Net debt	147,236,663	128,346,898

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	41	Chairman of the Board of Directors and Chief Executive Officer
Bruce C. Wacha	42	Chief Financial Officer and Executive Director
Bimal Kishore Raizada(1)(2)(3)	70	Independent Director
Neal Cravens(1)(2)(3)	61	Independent Director
Shiv Surinder Kumar(1)(2)(3)	49	Independent Director
Harash Pal Sethi(3)	63	Independent Director
Protik Guha	44	Chief Executive Officer of Amira India
Rajesh Arora	49	Senior Executive Director of Finance of Amira India
Ashish Poddar	36	Executive Director of Finance of Amira India
Ajay Katyal	48	President – Organic
Tony O'Connor	60	Chief Executive Officer of UK & Europe region
Shahana Basu	46	Global General Counsel
Tobias Strerath	33	Chief Executive Officer of Basmati Rice GmbH, Europe
Alireza Yazdi	46	Vice President of Amira I Grand Foods Inc., USA

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee

Mr. Karan A. Chanana has been our Chief Executive Officer and Chairman of the Board of Directors since our Initial Public Offering in 2012. Mr. Chanana became Chief Executive Officer of Amira India in 2006 and has been a Director of Amira India since 1994. Mr. Chanana has previously served as the Chairman for the Food Processing Value Addition Council of the Associate Chamber of Commerce and Industry of India and as a member of various committees of the Confederation of Indian Industries, including the Agricultural Committee. Mr. Chanana received a Bachelor of Commerce degree from the University of Delhi in 1993.

Mr. Bruce C. Wacha was appointed as our Chief Financial Officer and as an Executive Director of the Board of Directors in June 2014. As Chief Financial Officer, Mr. Wacha is responsible for the Company’s corporate finance, accounting and audit functions. In addition, he is also involved in the management of the Company’s U.S. and global business strategy, corporate planning and governance. Mr. Wacha joined the Company with more than 15 years of experience in the financial services industry and has advised corporate clients across the food, beverage and consumer products landscape. Mr. Wacha has held positions at Deutsche Bank Securities, Merrill Lynch & Co., Inc. and Prudential Securities, Inc., and was a key advisor to the Company on the Company’s initial public offering while at Deutsche Bank. Mr. Wacha received a Bachelor of Arts and a Master of Business Administration from Columbia University’s Columbia College and Columbia Business School, respectively.

Mr. Bimal Kishore Raizada has been a member of our Board of Directors since 2012. From 1973 until his retirement in 2003, Mr. Raizada worked at Ranbaxy Laboratories Ltd., where he ultimately was responsible for the company’s worldwide non-human health business and oversaw the management of SRL Ranbaxy Limited. Mr. Raizada represented Ranbaxy within numerous industry associations, including the Confederation of Indian Industry, the Federation of Indian Chambers of Commerce and Industry, the Indian Pharmaceutical Association, and the Organization of Pharmaceutical Producers of India. Mr. Raizada acted as a Corporate Advisor to Ranbaxy with respect to Pharmaceutical regulations, Pricing management, IPR and policy until 2006. In 2005 he joined the Board of Marsing & Company A/S Denmark in order to help restructure the company’s pharmaceutical businesses within Europe. Between 2008 and 2009, Mr. Raizada worked as Managing Director of Marsing and Company Ltd. Mr. Raizada worked as a Managing Director of Zenotech Laboratories Ltd., a manufacturer of oncological and biotechnological drugs from 2011 to 2013.

Mr. Raizada has served as a Director of Hikal Ltd, P I Industries Ltd., PNB Housing Finance Ltd., and Zenotech Laboratories Ltd., each a public company in India. Mr. Raizada was a member of the Corporate Management group of Ranbaxy Laboratories Ltd. from 1975 until his retirement 2003, where he was involved in Government Relations, Policy, IPR and Communications and interacted with the Ministries of Finance, Chemicals, Commerce, Health and Science, and Technology in India and overseas. Mr. Raizada received a Bachelor of Commerce degree from the University of Delhi and is a fellow member of the Institutes of Chartered Accountants both in England/Wales and India.

Mr. Neal Cravens has been a member of our board of directors since October 2012. From 2009 through 2012, Mr. Cravens served as the Chief Financial Officer of Cott Corporation, a leading supplier of private label carbonated soft drinks distributing to Canada, the United States, Mexico, the United Kingdom and Europe. From 2007 to 2009, he served as the Chief Financial Officer of Advantage Sales and Marketing LLC, a consumer products broker. From 2004 to 2006, Mr. Cravens was a Senior Vice President of Finance at Warner Music Group. Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media & entertainment company, including senior Vice President of Finance, Chief Accounting Officer and Vice President of planning, mergers and acquisitions. He also served as Executive Vice President and Chief Financial Officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A. Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976.

Mr. Shiv Surinder Kumar has been a member of our Board of Directors since June 2013. He brings with him over 20 years of experience in the areas of asset management, merchant banking, capital markets and wealth management across Asia, Europe and the Middle East. Mr. Kumar has been the Founder/Director of Bridge Capital and has been a Director of that firm since 2006. Bridge Capital provides a broad range of corporate finance services covering the infrastructure and the warehousing sectors. From 2000 to 2006, Mr. Kumar was the Director of Genesis International, Dubai, UAE, where he worked on a number of strategic investment projects including airport privatization in India, private placements in mid-cap Indian companies and discretionary portfolio management. From 1997 to 2000, Mr. Kumar was a financial consultant with Merrill Lynch International, where he managed private banking with a focus on structured products related to wealth management of high net worth individuals and family offices. From 1993 to 1997 Mr. Kumar worked as Vice President for Hinduja Finance Ltd, India where, arranged investment banking transactions and invested on a proprietary basis in venture capital transactions. From 1991 to 1993, Mr. Kumar was Vice President of Prime Securities Limited, India where he traded equities, structured government securities / units for Indian corporates and managed their portfolios. From 1988 to 1991, Mr. Kumar was Assistant Vice President of Bank of America NT& SA, where he was part of an investment banking team that generated a substantial portion of that bank's profits in India during that period. Mr. Kumar received a Bachelor of Commerce degree from HR College of Commerce (Bombay University, India) and an MBA from International Management Institute, New Delhi, India.

Mr. Harash Pal Sethi has been a member of our Board of Directors since November 2013. He brings with him over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London-based firm providing audit, accounting, tax and consulting services to family-owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. Since 2008, he has been an advisor to the Trishna Group, which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development. Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company between 2002 and 2013. As a member of the board of directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Shri Ram College of Commerce, Delhi University, India in 1972. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

Mr. Protik Guha has served as Chief Executive Officer of Amira India since May 2011 and he is responsible in conjunction with the rest of the Core Management Committee (which include the CEO, CFO, Heads of Finance, HR , Organics and Retail) for running Amira India. Previously, Mr. Guha served as Chief Operating Officer of the Company from February 2012 to August 2013, Executive Director of Amira India from August 2009 to May 2011 and Vice President of Amira India from April 2007 to August 2009. Mr. Guha’s responsibilities at Amira India have included sales, marketing and overseeing the Company in the Indian and international markets. Mr. Guha received a Bachelor’s degree from the University of Delhi in 1990 and an executive post-graduate degree in Export Management from the Indian Institute of Foreign Trade, New Delhi, in 1995.

Mr. Rajesh Arora is Senior Executive Director of Finance of Amira India and has been with Amira India since 1998. Previously, from 1988 to 1998, Mr. Arora was with Pure Drinks (New Delhi) Ltd. Mr. Arora is a Chartered Accountant, qualified in 1988 and is a member of the Institute of Chartered Accountants of India. He received a Bachelor of Commerce, with Honors, from Delhi University in 1985.

Mr. Ashish Poddar has served as Chief Finance Officer of the company since December 2012 to May 2014. He has also been our Executive Director of Finance of Amira India since October 2012. Mr. Poddar has more than 16 years of financial experience. Previously, Mr. Poddar was a Senior Manager in the Finance & Enterprise Performance Management Division of Accenture Services Private Limited from 2007 to 2012, primarily focusing on international management consulting assignments in corporate finance, risk management, performance management, and finance operations. Prior to Accenture, from 2006 to 2007, Mr. Poddar served as Manager Equity Accounts at Yum! Restaurants International - brand owners of KFC, Pizza Hut, and Taco Bell. From 2005 to 2006, Mr. Poddar served as Assistant Finance Controller, Sarbanes-Oxley Act Compliance Officer & Internal Auditor at Carrier Air Conditioning and Refrigeration. Mr. Poddar has previously held positions at leading public accounting firms, including PricewaterhouseCoopers and Deloitte, Haskins & Sells. Mr. Poddar is a Chartered Accountant, qualified in 2001 and is a member of the Institute of Chartered Accountants of India. He received a Bachelor of Commerce, with Honors, from Shriram College of Commerce, Delhi University in 1999.

Mr. Ajay Katyal has been President of Amira Organic since joining the Company in June 2013. He has more than 24 years of experience in the organic foods and agribusiness industries. He successfully has built independent organic packaged food business units for previous employers, including leading agri-business companies in India. Prior to joining Amira, he was President of the Organic Division for Sunstar Overseas Ltd and Head of Organic for Indian Organic Foods Pvt Ltd. He is a member of the Fairtrade Certification committees of FLO CERT and the German and Asian producers’ associations. He has extensive experience in developing and managing independent business units, including organic project designing, team and resource building, identification of potential food products for global markets, coordination with farmers for their training, capacity building, quality testing and certifications. He also is involved in market development by setting up sales and distribution systems in coordination with Amira’s global sales & marketing team for international markets.

Mr. Tony O'Connor joined the Company in January 2013 and was appointed Chief Executive Officer of UK & Europe in July 2013. He has over 40 years’ experience in the UK food industry and previously held senior management roles at RHM, Nestle and Veetee Rice Ltd. His most recent role before joining Amira was as Chief Operating Officer and Group Sales Director of Veetee Rice. He was appointed as Chairman of The UK Rice Association in 2012.

Ms. Shahana Basu was appointed as our Global General Counsel in March 2014 and is responsible for the legal and secretarial functions. Ms. Basu joined with more than 15 years of experience with global law firms and corporates. Prior to this position, she was the Chief Legal Officer of Apollo Tyres Ltd in Gurgaon, India from February 2012 to August 2013 and a Partner and Chair of the South Asia Practice in the Boston, USA office of Edwards Wildman Palmer LLP from September 2009 to January 2012. Ms. Basu has previously held positions with leading international law firms including Jones Day, Reavis & Pogue LLP, Sullivan & Cromwell LLP and Linklaters LLP. Ms. Basu received a Bachelor’s Degree in History from Hindu College, Delhi University in 1990, a Tripos in Social & Political Sciences from Trinity College, Cambridge University, UK in 1993, a Master’s Degree in Sociology from the University of Chicago in Illinois, USA in 1996 and a Juris Doctor’s Degree in Law from Yale Law School, Yale University in Connecticut, USA in 1999.

Mr. Tobias Strerath joined the Company as a result of its acquisition of Basmati Rice GmbH in January 2014. He was named Chief Executive Officer of Basmati Rice GmbH Europe in May of 2013 and retains that title in his current role at Amira. He initially joined Basmati Rice GmbH Europe in 2008. After spending time in operations, Mr. Strerath co-founded Basmati Rice North America, LLC in Los Angeles, CA in 2010 in order to build a second infrastructure for a foreign market entry. In 2012, Mr. Strerath moved to Atlanta, GA to run Basmati Rice North America, LLC as Chief Operating Officer. In 2013, Mr. Strerath returned to Basmati Rice GmbH Europe to replace the former Chief Executive Officer. Mr. Strerath has held positions at Michael Page International and Ziami GmbH as well as Ziami, Inc. Mr. Strerath studied International Business Administration at the European Management Academy in Germany with semesters abroad in London and Dublin.

Mr. Alireza Yazdi joined the Company in 2008 as a Vice President of Amira I Grand Foods Inc., USA with more than 20 years of experience in the operation, distribution and retailing of the basmati rice industry in the United States and Canada. Mr. Yazdi is responsible for the Company’s revenue, operation and corporate planning functions. Previously, Mr. Yazdi worked with Kusharice Corporation as a General Manager for more than 13 years. In 2006 he started his own distribution business of rice, and olive oil from Spain. Mr. Yazdi received a Bachelor of Science in Industrial Engineering from the Complutense University of Madrid.

None of our officers and directors are related to each other.

B.	Compensation

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $344,351 as compensation for services of four independent directors to the board of directors and its committees for the 2014 fiscal year. In addition to that, we incurred an aggregate amount of $60,489 as compensation for services of Mr. Daniel I. Malina, who resigned from board of directors of the Company on September 30, 2013 and the Board accepted his resignation on October 7, 2013 with immediate effect.

Mr. Bimal Kishore Raizada received for the fiscal year ended March 31, 2014 cash compensation of $50,000 for his service as a director, $5,250 for his service as Chairman of the Audit Committee, $3,125 for his service as Chairman of the Compensation Committee and $3,125 for his service as Chairman of the Corporate Governance and Nominating Committee. Each of Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi received for the fiscal year ended March 31, 2014 pro-rated cash compensation of $55,000, $45,205 and $21,397, respectively at the rate of $55,000 per year for their services as directors. Additionally, Mr. Neal Cravens and Mr. Shiv Surinder Kumar are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service as a director. Accordingly, Mr. Neal Cravens received for the fiscal year ended March 31, 2014 ordinary shares having a value of $55,000 (based on the fair market value of such ordinary shares on the grant date) on October 15, 2013 and we have created a provision for Mr. Kumar and Mr. Cravens for the shares they have to receive in fiscal year 2015, on a pro-rata basis till March 2014 amounting to $73,333. Also, as the restricted share awards granted to Mr. Cravens during fiscal year 2013 were amended to be vested immediately instead of over a period of 36 months, the resultant differential amounting to $32,915 has been charged to profit or loss for the fiscal year 2014.

We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

Executive Officer Compensation

For the fiscal year ended March 31, 2014 we recognized an expense of approximately $5.0 million relating to our executive officers’ compensation (including share-based compensation) and with the exception of Mr. Karan A. Chanana and Mr. Sanjay Chanana, no employee received more than $200,000 in total compensation in fiscal year ended March 31, 2014.

We paid Mr. Sanjay Chanana, one of our former directors, a salary of $359,936 for his service as Chief Executive Officer of Amira C Foods International DMCC through February 24, 2014.

In addition, we granted to Mr. Chanana, pursuant to the 2012 Omnibus Securities and Incentive Plan (the “2012 Plan”) 361,278 share options for the fiscal year ended March 31, 2014 (the “fiscal 2014 grant”). This grant was in addition to 360,257 share options granted to Mr. Chanana for the fiscal year ended March 31, 2013 (the “fiscal 2013 grant”). The vesting periods for both these grants were amended by the Compensation Committee, and approved by the Board on December 9, 2013, such that the options became immediately exercisable. As a result, $2.7 million ($0.4 million for the fiscal 2013 grant, and $2.3 million for the fiscal 2014 grant) in charges for share options granted were charged to the consolidated statement of profit or loss for the fiscal year ended March 31, 2014. Other than Mr. Chanana, none of our executive officers received non-cash compensation for the fiscal year ended March 31, 2014.

Compensation for our CEO and CFO	Karan A. Chanana		Bruce C. Wacha(2)
	(Amount in $)
Annual Salary	475,200	(1)	425,000
Cash Bonus	351,000		75,000
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)	2,679,848		400,000
Other Compensation	120,000		-
Total	3,626,048		900,000

(1)	Mr. Chanana received an increase to his annual base salary, which will be $540,000 for fiscal 2015.

(2)	Mr. Wacha was appointed as Chief Financial Officer on June 2, 2014. He received no compensation from the Company in fiscal 2014. The amounts shown above are based on Mr. Wacha’s anticipated fiscal 2015 compensation and do not include benefits such as life insurance, medical insurance and retirement benefits.

Employment Agreements

Employment Agreement with Mr. Karan A. Chanana

On June 14, 2012, Mr. Karan A. Chanana entered into an employment agreement with ANFI governing his role as Chairman and Chief Executive Officer of the Company. Previously Mr. Chanana had a similar role and had an agreement with Amira C Foods International DMCC which was replaced by the employment agreement dated June 14, 2012. The terms of his current employment agreement with ANFI are detailed below and are also outlined above in the “Executive Officer Compensation” Section.

For the fiscal year ended March 2014, Mr. Chanana was paid an annual base salary of $475,200. Under the terms of his agreement Mr. Chanana was also reimbursed for all business and travel expenses, annual living expenses of $120,000 and a discretionary annual target bonus of $351,000 based on the achievement of certain performance objectives. Additionally, on October 15, 2012, upon the closing of our IPO, Mr. Chanana was granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on October 15, 2012, with an exercise price equal to the per share offering price. The options had a vesting period of 48 equal and consecutive monthly installments commencing on the first month anniversary date of grant. This vesting period was amended by the Board on December 9, 2013 which made the options immediately exercisable. Consequently, the total cost of these share options has been charged to the consolidated statements of profit or loss for the fiscal year ended March 31, 2014.

Pursuant to the terms of the employment agreement, Mr. Chanana is entitled to receive or participate in all employee benefit programs and perquisites applicable to senior executives. Mr. Chanana is entitled to reimbursement of business expenses and certain personal expenses incurred in India. We shall also provide and maintain adequate directors’ and officers’ liability insurance coverage for Mr. Chanana.

Under his employment agreement, Mr. Chanana is entitled to receive payments and other benefits upon the termination of his employment. These payments and other benefits are described below under “—Potential payments upon termination of employment or a change of control”.

On October 15, 2013, an addendum to the Employment Agreement was entered into between the Company and Mr. Chanana. This addendum provides that: “subject to approval by the Compensation Committee of the Board and subject to the terms and conditions of the 2012 Omnibus Securities and Incentive Plan, the Board in its sole discretion may review and grant such options to Mr. Chanana from time to time at an exercise price to be determined by the Compensation Committee of the Board.”

On November 10, 2013, the Board granted an option to purchase 361,278 of the Company’s ordinary shares to Mr. Chanana for an option price per share equal to $10.00, which was the fair market value of the Company’s ordinary shares at the time of the closing of the Company’s initial public offering of ordinary shares on the New York Stock Exchange (the “Option”) on such terms and conditions as are contained in the new 2013 Share Option Agreement between the Company and Mr. Chanana.

On June 15, 2014, the Board of Directors has increased Mr. Chanana’s annual base salary from $475,200 to $540,000 for the fiscal year 2015 which is an increase of 13.6% over Mr. Chanana’ s base salary for 2013-2014.

On July 18, 2014, an addendum to the Employment Agreement was entered into between the Company and Mr. Chanana. This amendment allows for reimbursement of all business-related expenses incurred by Mr. Chanana for conveyance, travel, business, entertainment, sales and business promotion and certain non-business related expenses.

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

Termination Without Cause or for Good Reason not in Connection with a Change in Control. If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquiror or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 721,535 ordinary shares granted under the terms of his employment agreement and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•	continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

Under the employment agreement, Mr. Chanana is deemed to have been terminated without cause if he is terminated for any reason other than: (1) a commission of any felony or misdemeanor (other than minor traffic violations or offenses of a comparable magnitude not involving dishonesty, fraud or breach of trust); or (2) a breach of any of his material obligations under the employment agreement, subject to a 30-day cure period if such breach is curable by Mr. Chanana.

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

Termination in Connection with a Change in Control If we terminate Mr. Chanana’s employment in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control, then he is entitled to receive the payments and benefits described above, except that the severance multiple is 1.0 plus the above-mentioned multiple. Accordingly, under the above scenario, the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000. Under the employment agreement, a change in control is defined as: (1) the acquisition of 40% or more of our ordinary shares, except in connection with a consolidation, merger or reorganization where (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, and (c) no person, subject to certain exceptions, beneficially owns more than 50% of the voting securities of the surviving entity; (2) the completion of a consolidation, merger or reorganization, unless (a) the shareholders of ANFI immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of ANFI prior to the transaction, or (c) no person, entity, or group, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (3) a change in a majority of the members of our board, without the approval of the then incumbent members of the board; or (4) the shareholders approve the complete liquidation or dissolution of ANFI, or a sale or other disposition of all or substantially all of the assets of ANFI.

Termination Due to Death or Disability If Mr. Chanana’s employment terminates due to death or is terminated by us due to disability; he (or his beneficiary) is entitled to receive:

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

Obligations of Mr. Chanana Payment and benefits under the employment agreement are subject to compliance by Mr. Chanana with the restrictive covenants in the agreement, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the second anniversary of the termination of Mr. Chanana’s employment. The non-disclosure covenant does not expire. If Mr. Chanana violates any of these or other covenants or obligations contained in the agreement, we will be entitled to recover all costs and fees incurred to enforce ANFI’s rights under the agreement and are not restricted from pursuing other available remedies for such breach.

Employment Agreements with Other Senior Executive Officers

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as the commission of any felony, or any material breach of any Company policy or code after being afforded a reasonable opportunity to cure such failure. We may also terminate a senior executive officer’s employment without cause at any time, and we shall provide severance payments to the officer in accordance with the terms of the respective employment agreement. A senior executive officer may terminate his or her employment at any time, subject to the specifics of his or her employment agreement.

In connection with their respective employment agreements, each senior executive officer has agreed to not disclose any confidential or proprietary information of the Company or its business, including, without limitation, all of the Company’s customer lists, financial data, sales figures, costs and pricing figures, marketing and other business plans, product development, marketing concepts, computer software or data of any sort developed or compiled by the Company, formulae or any other information relating to the Company’s services, products, sales, technology, research data, software and all other know-how, trade secrets or proprietary information. Each officer also agrees that the Company will own all the intellectual property created, made or conceived by such executive officer during his or her employment.

Retirement Benefits

During fiscal 2014, we accrued $106,114 for post-employment benefits through defined contribution and defined benefit plans for our employees (including executive officers).

Equity Benefit Plan

Our board of directors and existing shareholders have adopted and approved the 2012 Plan. The 2012 Plan, effective as of October 10, 2012, is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, ANFI and our subsidiaries. The purpose of the 2012 Plan is to help us attract, motivate and retain such persons and thereby enhance shareholder value.

Administration The 2012 Plan is administered by the Compensation Committee of the board of directors, which consists of Mr. Bimal Kishore Raizada, Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi, who are each (i) “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3, or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the board of directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom we wish to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Compensation Committee is eligible to receive an award under the 2012 Plan, such committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Compensation Committee has complete discretion, subject to the terms of the 2012 Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2012 Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined in a subsequent paragraph), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Compensation Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2012 Plan.

Grant of Awards; Ordinary Shares Available for Awards The 2012 Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted ordinary shares, restricted share units, share appreciation rights, or SARs, tandem share appreciation rights, unrestricted ordinary shares or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries (each a “participant”) (however, solely our employees or employees of our subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any ordinary shares subject to such award shall again be available for the grant of a new award; provided, however, that ordinary shares surrendered or withheld as payment of the exercise price under an award or for tax withholding purposes in connection with an award shall not be available for the grant of a new award. The 2012 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors (except as to awards outstanding on that date). The board of directors in its discretion may terminate the 2012 Plan at any time with respect to any ordinary shares for which awards have not theretofore been granted; provided, however, that the 2012 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of ordinary shares for which awards which are options or SARs may be granted to a participant under the 2012 Plan during any calendar year is limited to 1,000,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the 2012 Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options The term of each share option shall be as specified in the option agreement; provided, however, that except for share options which are incentive share options, or ISOs, granted to an employee who owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of our ordinary shares or the capital stock of our subsidiaries (a “ten percent shareholder”), no option shall be exercisable after the expiration of ten (10) years from the date of its grant (five (5) years for ISOs granted to an employee who is a ten percent shareholder).

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

Restricted Share Awards A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Compensation Committee or the board of directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Compensation Committee or the board of directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2012 Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Compensation Committee or the board of directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

Unrestricted Share Awards An unrestricted share award is the award of ordinary shares which are not subject to transfer restrictions. Pursuant to the terms of the applicable unrestricted share award agreement, a holder may be awarded (or sold) ordinary shares which are not subject to transfer restrictions, in consideration for past services rendered thereby to us or an affiliate or for other valid consideration.

Restricted Share Unit Awards A restricted share unit award provides for a payment of cash or shares to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The Compensation Committee shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Compensation Committee and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards A performance unit award provides for a cash payment to be made to the holder upon the satisfaction of predetermined individual and/or ANFI performance goals or objectives, based on the number of units awarded to the holder. The Compensation Committee shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or ANFI would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or ANFI satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of ANFI’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards A performance share award provides for distribution of ordinary shares to the holder upon the satisfaction of predetermined individual and/or ANFI goals or objectives. The Compensation Committee shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or ANFI would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of ordinary shares subject to such performance share award. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of our fiscal year to which such goals and objectives relate. At the time of such award, the Compensation Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as an ANFI shareholder until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights A distribution equivalent right entitles the holder to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would be made to the holder had the holder held a specified number of ordinary shares during the period the holder held the distribution equivalent right. The Compensation Committee shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award (subject to compliance with Code Section 409A), whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights A Share Appreciation Right (“SAR”) provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Compensation Committee or the board of directors. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Compensation Committee grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization Subject to certain restrictions, the 2012 Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, we shall effect a subdivision or consolidation of our ordinary shares or the payment of a share dividend on ordinary shares without receipt of consideration by us. If we recapitalize or otherwise change our capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The 2012 Plan also provides for the adjustment of shares underlying awards previously granted by the board of directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination The 2012 Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the board of directors (except as to awards outstanding on that date). The board of directors may terminate the 2012 Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the 2012 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The board of directors shall have the right to alter or amend the 2012 Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of our shareholders at which a quorum representing a majority of our ordinary shares entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the 2012 Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the 2012 Plan, materially increase the number of ordinary shares subject to the 2012 Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2012 Plan to qualify as “performance-based” compensation within the meaning of Section 162(m) of the Code or to exempt the 2012 Plan or any Award from Section 409A of the Code).

As of March 31, 2014, restricted share awards for an aggregate of 14,997 ordinary shares and options for an aggregate of 721,535 ordinary shares had been granted under the 2012 Omnibus Securities and Incentive Plan.

C.	Board Practices

Board of Directors

Our company is managed and controlled by our board of directors. Our board of directors currently has six directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Karan A. Chanana and Mr. Bruce C. Wacha, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

Under New York Stock Exchange (NYSE) Listing Rules, foreign private issuers are permitted to follow home country (BVI) practice in respect of corporate governance in lieu of the NYSE Listing Rules. However, we are still required to comply with certain audit committee and additional notification requirements. We believe that we have complied with all NYSE Listing Rules applicable to us.

Under the NYSE Listing Rules, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic US companies. We believe the significant difference between our Corporate Governance and NYSE Rules are as follows:

The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In the BVI there are no laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

The NYSE Listing Rules provide that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

Committees of the Board of Directors

We have established three committees under our board of directors: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Mr. Bimal Kishore Raizada, Mr. Neal Cravens and Mr. Shiv Surinder Kumar. Mr. Raizada is the Chairman of the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of Mr. Bimal Kishore Raizada, Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Raizada is the Chairman of the Compensation Committee. Our Compensation Committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The NYSE Listing Rules provide that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Mr. Bimal Kishore Raizada, Mr. Neal Cravens and Mr. Shiv Surinder Kumar. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Raizada is the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

Code of Ethics

We have adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. The Code of Conduct and Code of Ethics are intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code of Conduct and Code of Ethics are available on our corporate website at www.amira.net and a printed copy of the Code of Conduct and Code of Ethics is obtainable free of charge by writing to 29E, A.U. Tower; Jumeirah Lake Towers; Dubai, UAE.

Pursuant to the BVI Act and the Company’s memorandum and articles of association, as a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that ANFI follows corporate governance standards which are substantially similar to those followed by U.S. domestic companies under NYSE listing standards.

Directors’ Duties

Under BVI law, our Directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and in what the Director believes are the best interests of our company. When exercising powers or performing duties as a Director, the Director is required to exercise the care, diligence and skill that a responsible Director would exercise in the same circumstances, taking into account, without limitation, the nature of the company, the nature of the decision and the position of the Director and the nature of the responsibilities undertaken by him. In exercising the powers of a Director, the Directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act.

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

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is an officer or employee of our company. Also, none of the members of our Compensation Committee currently serves, or in the past year has served, as a member of the Board of Directors or Compensation Committee of any entity that has one or more Executive Officers serving on our Board of Directors or Compensation Committee.

D.	Employees

As of March 31, 2014, 2013 and 2012, we had 478, 326 and 226 full-time employees, respectively. As of March 31, 2014, we had 65 employees working in our finance, accounting & legal department, 251 working in sales, marketing & distribution, 46 working in HR, IT & administration, and 116 working in operations and processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of July 28, 2014, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after July 28, 2014. Percentage of beneficial ownership is based on 36,401,966 shares outstanding as of July 28, 2014, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and also includes 721,535 vested ordinary shares underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

Unless otherwise noted below, the address of each director and executive officer shown in the table below is 54, Prakriti Marg, M.G. Road, New Delhi 110030 India.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman and Chief Executive Officer (2)	27,413,969	(1)	75.3	%(1)
Bruce C. Wacha, Chief Financial Officer	3,160		*
Bimal Kishore Raizada, Director (3)	—		—
Neal Cravens, Director (4)	9,497		*
Harash Pal Sethi (5)	—		—
Shiv Surinder Kumar (6)	20,000	(7)	*
All directors and officers as a group (six persons)	27,446,626		75.3%

*Denotes less than 1%.

(1)	Includes 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement under which Mr. Karan A. Chanana will have the right, subject to the terms of the Exchange Agreement, to exchange all or a portion of his Amira India equity shares for ANFI ordinary shares, and assumes the completion of Mr. Karan A. Chanana’s purchase of 2.2% of Amira India that is not owned by Amira India or Mr. Karan A. Chanana and his affiliates. Also includes 721,535 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan.

(2)	Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE.

(3)	Mr. Bimal Kishore Raizada’s business address is L 32/7 DLF City II, Gurgaon 122 002, India.

(4)	Mr. Neal Cravens’s business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(5)	Mr. Harash Pal Sethi’s business address is 9 Lyndhurst Gardens, London N31TA, UK

(6)	Mr. Shiv Surinder Kumar‘s business address is 8, Marina Boulevard, # 05-02 Marina Bay, Financial Centre, Singapore- 018981

(7)	Represents shares beneficially owned by Mr. Shiv Surinder Kumar and held in the name of Cleveland Advisory Ltd.

B.	Related Party Transactions

Related Parties

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2014, he held 75.3% (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 721,535 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) effective economic interest in ANFI.

The Group's related parties include transactions with key management personnel ("KMP") and enterprises over which KMP are able to exercise control/significant influence. All the directors (both executive and others) of ANFI are considered as KMP for related party transactions disclosures.

Our Related-Party Transaction Policies

We have conducted all our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Since the completion of our IPO, our related-party transactions are subject to the review and approval of the Audit Committee of our Board of Directors. The charter of our Audit Committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the Audit Committee. Since the IPO, we have not entered into any purchase or sale transactions with any related party.

Transactions during the Fiscal years ended March 31, 2014, 2013 and 2012

Information relating to “Transactions during the Fiscal years ended March 31, 2014, 2013 and 2012” have been described in detail under the heading “Item 18. Financial Statements – Note 31”.

Agreements with Management

For information regarding arrangements with certain members of our management, see Item 6. Directors, Senior Management and Employees – Compensation.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 3.D (risk factor on dividend distribution), Item 10. F and Item 18.

B.	Significant Changes

None.

ITEM 9.        THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through July 25, 2014, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
Annual (Fiscal Year):
2013	10.24	6.25
2014	25.00	6.35
2015 (through July 25, 2014)	20.29	12.16

Quarter:
Fiscal year 2013-
Third Quarter	10.24	7.01
Fourth Quarter	8.25	6.25

Fiscal year 2014-
First Quarter	9.80	6.35
Second Quarter	13.95	7.44
Third Quarter	17.41	12.71
Fourth Quarter	25.00	14.41

Fiscal year 2015-
First Quarter	20.29	12.22
Second Quarter (through July 25, 2014)	14.75	12.16

Month:
January 2014	20.40	15.65
February 2014	25.00	17.25
March 2014	18.13	14.41
April 2014	20.29	14.92
May 2014	16.01	12.22
June 2014	17.01	12.68
July 2014 (through July 25, 2014)	14.75	12.16

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI” since October 10, 2012.

D.	Dilution

Not Applicable.

E.	Expenses of the Issue

Not Applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office- Our registered office is 171, Main Street, Road Town, Tortola VG 1110, chambers, British Virgin Islands or at such other place as our directors may determine.

Objects and Purposes, Register, and Shareholders- Our objects and purposes are unlimited. Our register of shareholders will be maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name. The beneficial owners of the ordinary shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

Directors’ Powers- Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, a company’s business and affairs are managed by, or under the supervision of, its directors, and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may vote on a transaction in which he has an interest. The directors may cause us to borrow money or mortgage or charge our property or uncalled capital, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of us or any third party.

Rights, Preferences and Restrictions of Ordinary Shares- Subject to certain restrictions, our directors may authorize dividends at such time and in such amount as they determine. Each ordinary share is entitled to one vote. There are no cumulative voting rights. In the event of a liquidation or winding up of the company, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may repurchase our ordinary shares in certain circumstances.

Rights Preferences and Restrictions of Preferred Shares- Our memorandum and articles of association authorizes our board of directors to create and to issue up to five classes of preferred shares without shareholder approval with such designation, rights and preferences as may be determined by our board of directors. We have five classes of preferred shares to give us flexibility as to the terms on which each class is issued since, under BVI law, all shares of a single class must be issued with the same rights and obligations. Our board of directors is empowered, without shareholder approval, to issue such preferred shares with dividend, liquidation, redemption, voting or other rights which could harm the voting power or other rights of the holders of ordinary shares or another class of preferred shares. Although we do not currently intend to issue any preferred shares, we may do so in the future.

Variation of the Rights of Shareholders- As permitted by the BVI Act and our memorandum of association, we may vary the rights attached to any class of shares only with the consent of not less than a majority of the votes of shareholders of that class who being so entitled attend and vote at the meeting of that class, except where a greater majority is required under our memorandum and articles of association or the BVI Act. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement. For these purposes, the creation, designation or issuance of preferred shares with rights and privileges ranking equal to or in priority to an existing class of ordinary or preferred shares is deemed not to be a variation of the rights of such existing class and may be effected by resolution of directors without shareholder approval.

Shareholder Meetings- Our directors may call a meeting of shareholders whenever they see fit. Our shareholders may requisition our directors to hold a meeting upon the written request of shareholders entitled to exercise at least 30% of the voting rights. Under BVI law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. At least ten days’ and not more than 120 days’ notice of such meeting is required. A meeting of shareholders held in contravention of this notice requirement is valid if shareholders holding not less than a 90% majority of the total number of ordinary shares entitled to vote on all matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting is deemed to constitute a waiver. A majority of the shares entitled to vote at the meeting, present in person or by proxy, forms a quorum.

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

Dividends- Subject to the BVI Act and our memorandum and articles of association, our directors may declare dividends at a time and amount they think fit if they are satisfied, on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not required to pay dividends under BVI law. No dividend shall carry interest against us.

Rights of Non-Resident or Foreign Shareholders and Disclosure of Substantial Shareholdings- There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Untraceable Shareholders- Under our memorandum and articles of association, we are entitled to sell any shares of a shareholder who is untraceable, as long as: (a) all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (b) we have not during that time or before the expiry of the three-month period referred to in (c) below received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and (c) upon expiration of the 12-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement. The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Transfer of Shares- Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve. Our memorandum and articles of association also state that shares may be transferred by means of a system utilized for the purposes of holding and transferring ordinary shares, or a “Relevant System,” and that the operator of the Relevant System (and any other person necessary to ensure the Relevant System is effective to transfer Shares) shall act as agent of the Shareholders for the purposes of the transfer of any Shares transferred by means of the Relevant System.

Anti-takeover Provisions- Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including but not limited to provisions that:

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

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable in the BVI by persons who are not a tax resident in the BVI with respect to any shares, debt obligations or other securities of the company.

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

U.S. Federal Income Taxation

General

The following summary sets forth the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares by U.S. Holders as described below.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s ordinary shares and individual circumstances. In particular, this discussion considers only U.S. Holders that own and hold our ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax. In addition, this discussion does not address U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations applicable to a U.S. Holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships that hold our ordinary shares should consult their tax advisors. This discussion also assumes that any distribution made (or deemed made) by us in respect of our ordinary shares and any consideration received (or deemed received) by a U.S. Holder in connection with the sale or other disposition of our ordinary shares will be in U.S. dollars.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares and is:

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

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

This discussion assumes that we are not, and will not become, a passive foreign investment company (“PFIC”) as described below.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

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

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower rates applicable to long term capital gains (see “—Taxation on the Sale or Other Taxable Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the New York Stock Exchange. Although our ordinary shares are currently listed and traded on the New York Stock Exchange, we cannot guarantee that such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Taxation on the Sale or Other Taxable Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares.

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

Any gain or loss will generally be U.S. source for purposes of computing a U.S. Holder’s foreign tax credit limitation. As described in “—Indian Taxation” above, U.S. Holders may be subject to Indian tax on the disposition of our ordinary shares. U.S. Holders entitled to the benefits of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S.-India Tax Treaty”), may be able to elect to treat disposition gain that is subject to Indian taxation, if any, as foreign-source gain for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether they would be able to credit any such Indian tax against their U.S. federal income tax liabilities in their particular circumstances.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year if: (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ending March 31, 2014. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held our ordinary shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS. U.S. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

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

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in Indian Rupee (INR).

The exchange rate between the INR and the U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro, however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2014, 2013 and 2012:

	U.S. Dollars	Other currencies
	(Amount in $)
March 31, 2014
Trade receivables	5,453,322	12,770
Intercompany receivables	28,406,181	1,905,666
Trade payables	(420,227)	(534,666)
Intercompany payables	(188,402)	-
Cash and cash equivalents	474,881	19,755
Total	33,725,755	1,403,525
March 31, 2013
Trade receivables	19,514,361	1,398,514
Intercompany receivables	25,008,232	-
Cash and cash equivalents	11,493	12,442
Total	44,534,086	1,410,956
March 31, 2012
Trade receivables	10,176,419	422
Intercompany receivables	19,466,796	—
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	29,447,578	(931)

As of March 31, 2014, 2013 and 2012, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $351,293, $459,450 and $294,466, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of the reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the fiscal year ended March 31, 2015. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the fiscal year ended March 31, 2015.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2014 and 2013, we had $184,842,761 and $161,617,236 of total indebtedness, respectively, of which more than 99% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $1,834,443, $1,603,244 and $1,473,052 in the years ended March 31, 2014, 2013 and 2012, respectively.

Price risk sensitivity

We are exposed to price risk in respect of APFPL’s investments in listed equity securities and investment in mutual funds in India. These investments are held for short term and are designated as available for sale financial assets and therefore do not impact the profit or loss in the consolidated statements of profit or loss unless impaired. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

Credit risk analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2014		March 31, 2013
	Gross	Impairment	Gross	Impairment
	(Amount in $)
Not past due	79,603,752	-	65,808,189	-
Past due less than three months	166,676	-	335,568	-
Past due more than three months but not more than six months	373,157	-	433,550	-
Past due more than six months but not more than one year	431,866	-	133,738	-
More than one year	410,506	102,971	186,237	104,848
Total	80,985,957	102,971	66,897,282	104,848

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	March 31, 2014	March 31, 2013

Receivables from top five customers as of reporting date	$2,549,827	$14,915,713
Percentage to total receivables	3.2%	22.3%

Receivables from our top two customers are as follows:

	March 31, 2014	March 31, 2013
Receivables from our top two customers as of reporting date	$1,429,857	$12,729,247
Percentage to total receivables	1.8%	19.1%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of term deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and we review these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets as at the reporting dates to be of good credit quality.

Liquidity risk analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and managed them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for DBO.

As of March 31, 2014, the Group had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

March 31, 2014
(Amount in $)
Working capital – fund based	13,863,369
Letter of credit and bank guarantee – non – fund based	2,782,783
Total	16,646,152

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-current
March 31, 2014	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	1,200,422	1,132,362	3,200,308	-
Short term debt	180,255,572	-	-	-
Trade payables	41,197,158	-	-	-
Other financial liabilities	6,031,593	-	-	-
Lease obligation	429,886	-	-	-
Total	229,114,631	1,132,362	3,200,308	-

	Current		Non-current
March 31, 2013	Within 6 months	6-12 months	1-5 years	More than 5 years
	(Amount in $)
Long term debt*	1,394,833	1,311,559	5,736,096	49,889
Short term debt	154,765,700	-	-	-
Trade payables	4,516,657	-	-	-
Other financial liabilities	2,836,252	-	-	-
Lease obligation	351,513	-	-	-
Total	163,864,955	1,311,559	5,736,096	49,889

\*Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

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

On October 15, 2012, we completed an IPO of our ordinary shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-183612), which became effective on October 10, 2012. UBS Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers, Jefferies & Company, Inc. acted as lead manager and KeyBanc Capital Markets Inc. acted as co-manager for the IPO. An aggregate of 9,000,000 ordinary shares were sold in the IPO at a price of $10.00 per share less underwriting discounts and commissions of $0.70 per share, for aggregate gross proceeds before expenses of $83,700,000. We paid for expenses in connection with the IPO (excluding underwriting discounts and commissions) totaling approximately $2.7 million. We used approximately $77 million of the net proceeds to purchase equity shares of Amira India contemporaneously with the completion of the IPO. Amira India has used $52 million of this amount to pay down a portion of the indebtedness under our secured revolving credit facilities, rather than the amounts under its term loans, because the secured revolving credit facilities bear interest at comparatively higher rates. Additionally, Amira India intends to use approximately $25 million of the IPO proceeds to partially fund the development of a new processing facility. Pending construction of the facility, such funds are being held in short term interest bearing fixed deposits with banks. At the completion of the IPO we retained $4 million of the net proceeds in ANFI to fund its future operating expenses through 2015; after paying New York Stock Exchange listing fees and director’s cash compensation, $3.2 million of this amount remained available as of March 31, 2014.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and applicable to the Company for the reporting period, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our Company's internal control over financial reporting as of March 31, 2014. Based on criteria established by the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2014.

This Annual Report does not include an attestation report of our Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there were no changes in our internal control over financial reporting, which were identified in connection with management’s evaluation required by Rule 13(a)-15(d) under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Neal Cravens is an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the New York Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

On August 22, 2012, we adopted a Code of Conduct for all employees and a Code of Ethics that applies to our principal executive officer, our principal financial and accounting officer and our other senior officers. Copies of our Code of Business Conduct and Ethics are available on the “Investor Relations” page of our corporate website www.amira.net.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in fiscal 2014 and 2013.

	Years ended March 31,
	2014		2013
	(Amount in $)
Audit fees:
Grant Thornton India LLP	70,000	(1)	408,091	(2)
Deloitte Haskins & Sells LLP (3)	1,350,000		-
Others:
Grant Thornton India LLP(4)	148,899		8,158
Total	1,568,899		416,249

(1)	Relates to fees for the review of the interim financial statements of the quarters for the fiscal year ended March 31 2014. Grant Thornton India LLP were auditors for the Company through April 4, 2014.

(2)	Relates to fees for the audit of our consolidated financial statements for fiscal year 2013 and the review of the interim financial statements for the fiscal year ended March 31, 2013 and for audit services related to our IPO.

(3)	Deloitte Haskins & Sells LLP was appointed as principal accountant of the Company on April 14, 2014 to audit the consolidated financial statements for fiscal year 2014. Subsequently, Deloitte Haskins & Sells LLP was also appointed as auditor on June 15, 2014 for the audit of our consolidated financial statements for fiscal year 2013 for audit fees of $550,000.

(4)	Relates to fees for the due diligence and other related work, including out-of-pocket expense amounting to $15,194 and $8,158 for the years ended March 31, 2014 and 2013, respectively.

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2014, 2013 and 2012, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

Audit of Financial Statements.

During fiscal years 2013 and 2014, Grant Thornton India LLP was our principal auditor and no audit work was performed by persons outside of this firm. After a change in principal auditor, Deloitte Haskins & Sells LLP was our principal auditor and no audit work was performed by persons outside of this firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On April 4, 2014, the Audit Committee of Amira Nature Foods Ltd (the “Company”) and Grant Thornton India LLP (“GT India”) mutually agreed that GT India could not continue as the Company’s independent registered public accounting firm. In March 2014, it was determined that two directors of the Company’s wholly owned non-operating subsidiary - Amira Nature Foods Ltd. (Mauritius) - had affiliations that were inconsistent with Rule 2-01 of Regulation S-X. Prior to such determination, the Company did not believe there were any issues relating to GT India’s independence. As a result of a review of the facts of the matter and consultations after the matter came to the Company’s attention, it was determined that GT India could not continue as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2014. GT India therefore tendered its resignation on April 4, 2014.

The report of GT India on the Company’s consolidated financial statements as of and for the years ended March 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Those reports have not been withdrawn or modified.

During the 2013 and 2012 fiscal years and the subsequent interim period that preceded GT India’s dismissal, there was no disagreement with GT India on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to GT India’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report, and there was no reportable event described in Item 16F(a)(1)(v).

The Company has provided GT India with a copy of this disclosure and has requested that GT India to furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of GT India’s letter dated July 28, 2014 is filed as an exhibit to this Form 20-F annual report.

Also, on April 14, 2014, the Company’s Audit Committee engaged Deloitte Haskins & Sells LLP as the Company’s independent registered public accounting firm for the fiscal year ended March 31, 2014. On April 14, 2014, the Company issued a press release regarding the change in the Company’s independent Registrant’s Public Accounting Firm. To help facilitate more efficient accessing of capital markets, the Company’s Audit Committee engaged Deloitte Haskins & Sells LLP to audit ANFI’s consolidated financial statements for the fiscal year ended March 31, 2013.

Prior to April 14, 2014, when Deloitte Haskins & Sells LLP was retained as the Company’s independent Registrant’s Public Accounting Firm, the Company did not consult Deloitte Haskins & Sells LLP regarding:

(1) Either: The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that the new auditors concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(2) Any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to that item) or a reportable event (as described in Item 16F(a)(1)(v)).

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules:

•	The New York Stock Exchange Listed Company Manual requires that, subject to limited exceptions, shareholders be given the opportunity to approve equity compensation plans and material revisions to those plans. There are no BVI laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The New York Stock Exchange Listed Company Manual provides that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)

Exhibit No.	Description
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant**
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended**
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended**
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Grant Thornton India LLP for inclusion of their Audit Report for fiscal year 2012 in the Annual Report on Form 20-F**
15.2	Consent of Deloitte Haskins & Sells LLP for inclusion of their Audit Report for fiscal year 2014 and 2013 in the Annual Report on Form 20-F**
15.3	Letter of Grant Thornton India LLP confirming the disclosure in Section 16F of the Annual Report on Form 20-F **
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

*Incorporated by reference to the Form -6K filed with the SEC on November 13, 2013

**filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

July 28, 2014	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal Executive Officer)

July 28, 2014	By:	/s/ Bruce C. Wacha
Name: Bruce C. Wacha
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amira Nature Foods Ltd.

British Virgin Islands

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and subsidiaries (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended March 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amira Nature Foods Ltd and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ Deloitte Haskins & Sells LLP

Deloitte Haskins & Sells LLP

Gurgaon, India

July 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Amira Nature Foods Ltd.

British Virgin Islands

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows of Amira Nature Foods Ltd., and subsidiaries (collectively "the Company") for the year ended March 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, , the results of operations and cash flows of Amira Nature Foods Ltd. and subsidiaries for the year ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ Grant Thornton India LLP

Grant Thornton India LLP

New Delhi, India

June 15, 2012

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

		(Amounts in USD)
	Notes	As at March 31, 2014	As at March 31, 2013
ASSETS
Non-current
Property, plant and equipment	8	$23,284,918	$23,467,379
Goodwill	9	1,727,338	-
Other intangible assets	10	2,262,731	607,871
Other long-term financial assets	11	485,731	430,739
Total non-current assets		$27,760,718	$24,505,989

Current
Inventories	12	$254,952,549	$181,459,799
Trade receivables	13	80,882,986	66,792,434
Derivative financial assets		2,352,886	1,260,512
Other financial assets	14	9,768,514	9,821,263
Prepayments	15	8,361,244	8,386,856
Other current assets	16	765,655	1,034,787
Cash and cash equivalents	17	37,606,098	33,270,338
Total current assets		$394,689,932	$302,025,989
Total assets		$422,450,650	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital		$9,115	$9,111
Share premium		82,804,750	82,683,926
Other reserves		(3,312,575)	4,236,544
Retained earnings		74,334,687	44,375,024
Equity attributable to shareholders of the Company		$153,835,977	$131,304,605
Equity attributable to non-controlling interest		18,005,030	12,328,130
Total equity		$171,841,007	$143,632,735

Liabilities
Non-current liabilities
Defined benefit obligations	24	$246,548	$185,437
Debt	22	2,739,414	4,831,416
Deferred tax liabilities	23	6,666,270	8,527,874
Total non-current liabilities		$9,652,232	$13,544,727

Current liabilities
Trade payables	20	$41,197,158	$4,516,657
Debt	22	182,103,347	156,785,820
Current tax liabilities (net)		9,644,944	2,658,236
Other financial liabilities	21	6,031,593	2,836,252
Other current liabilities	20	1,980,369	2,557,551
Total current liabilities		$240,957,411	$169,354,516
Total liabilities		$250,609,643	$182,899,243
Total equity and liabilities		$422,450,650	$326,531,978

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2014	March 31, 2013	March 31, 2012
Revenue		$547,344,368	$413,682,574	$328,979,799
Other income		160,064	94,368	637,383
Cost of materials		(454,123,161)	(347,341,159)	(270,259,623)
Change in inventory of finished goods		39,859,583	27,594,211	6,667,730
Employee benefit expenses	24	(11,642,833)	(5,553,197)	(2,844,454)
Depreciation and amortization	25	(2,064,264)	(1,943,846)	(2,089,738)
Freight, forwarding and handling expenses		(23,359,177)	(20,985,039)	(13,990,863)
Other expenses	26	(22,855,617)	(14,676,910)	(10,568,202)
		$73,318,963	$50,871,002	$36,532,032
Finance costs	27	(25,859,231)	(21,751,614)	(21,786,007)
IPO expenses		-	(1,750,082)	-
Finance income	27	2,766,518	802,146	303,036
Other gains and (losses)	28	(2,800,475)	(654,852)	1,032,599
Profit before tax		$47,425,775	$27,516,600	$16,081,660
Income tax expense	23	(9,293,071)	(8,267,562)	(4,137,422)

Profit after tax for the year		$38,132,704	$19,249,038	$11,944,238
Profit after tax for the year attributable to:
Shareholders of the Company		29,956,327	15,056,309	9,603,167
Non-controlling interest		8,176,377	4,192,729	2,341,071

Earnings per share
Basic earnings per share	29	$1.04	$0.63	$0.49
Diluted earnings per share	29	$1.04	$0.63	$0.49

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2014	March 31, 2013	March 31, 2012
Profit after tax for the year	$38,132,704	$19,249,038	$11,944,238
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain/(loss)	6,290	30,875	40,747
Income tax	(2,138)	(10,495)	(13,220)
	4,152	20,380	27,527
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	(13,414)	7,416	(92,826)
Reclassification to profit or loss	(2,058)	-	22,905
Income tax	4,812	(2,520)	22,686
	(10,660)	4,896	(47,235)
Cash flow hedging reserve:
Current year gain/(loss)	(8,512,091)	(1,160,394)	-
Reclassification to profit or loss	8,917,446	1,628,914	-
Income tax	(137,780)	(146,820)	-
	267,575	321,700	-

Currency translation reserve	(12,986,175)	(4,524,299)	(5,504,858)

Other comprehensive income/(loss) for the year, net of tax	$(12,725,108)	$(4,177,323)	$(5,524,566)
Total comprehensive income/(loss) for the year	$25,407,596	$15,071,715	$6,419,672

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$19,730,696	$11,697,741	$5,161,416
Non-controlling interest	$5,676,900	$3,373,974	$1,258,256

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity
Balance as at April 1, 2011	$100	$—	$—	$12,481	$2,480,458	$—	$9,398,927	$19,677,031	$31,568,997	$7,695,900	$39,264,897
Profit after tax for the year	—	—	—	—	—	—	—	9,603,167	$9,603,167	2,341,071	$11,944,238
Other comprehensive income /(loss) for the year	—	—	—	(37,977)	(4,425,905)	—	—	22,131	$(4,441,751)	(1,082,815)	$(5,524,566)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(37,977)	$(4,425,905)	$—	$—	$9,625,298	$5,161,416	$1,258,256	$6,419,672
Balance as at March 31, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,398,927	$29,302,329	$36,730,413	$8,954,156	$45,684,569

Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,398,927	$29,302,329	$36,730,413	$8,954,156	$45,684,569
Issue of shares (net of issuance cost)	9,000	82,639,766	—	—	—	—	—	—	82,648,766	—	82,648,766
Issue of shares	11	44,160	—	—	—	—	—	—	44,171	—	44,171
Share-based compensation	—	—	183,514	—	—	—	—	—	183,514	—	183,514
Profit after tax for the year	—	—	—	—	—	—	—	15,056,309	$15,056,309	4,192,729	$19,249,038
Other comprehensive income /(loss) for the year	—	—	—	3,935	(3,637,536)	258,647	—	16,386	$(3,358,568)	(818,755)	$(4,177,323)
Total comprehensive income/(loss) for the year	$—	$—	$—	$3,935	$(3,637,536)	$258,647	$—	$15,072,695	$11,697,741	$3,373,974	$15,071,715
Balance as at March 31, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735

Balance as at April 1, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Issue of shares	4	120,824	—	—	—	—	—	—	120,828	—	120,828
Share-based compensation	—	—	2,679,848	—	—	—	—	—	$2,679,848	—	$2,679,848
Profit after tax for the year	—	—	—	—	—	—	—	29,956,327	$29,956,327	8,176,377	$38,132,704
Other comprehensive income /(loss) for the year	—	—	—	(8,566)	(10,435,418)	215,017	—	3,336	$(10,225,631)	(2,499,477)	$(12,725,108)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(8,566)	$(10,435,418)	$215,017	$—	$29,959,663	$19,730,696	$5,676,900	$25,407,596
Balance as at March 31, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2014	March 31, 2013	March 31, 2012

(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year		$47,425,775	$27,516,600	$16,081,660
Adjustments for non-cash items	32	2,277,965	2,039,904	3,125,793
Adjustments for non-operating incomes and expenses	32	23,086,950	20,936,946	16,943,347
Changes in operating assets and liabilities	32	(66,008,898)	(105,435,127)	(15,744,410)
		$6,781,792	$(54,941,677)	$20,406,390
Income taxes paid		(3,783,471)	(3,701,951)	(512,071)
Net cash generated from/(used in) operating activities		$2,998,321	$(58,643,628)	$19,894,319
(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(3,324,778)	$(877,981)	$(858,941)
Purchase of intangible assets		(315,649)	(334,793)	(51,745)
Proceeds from sale of property, plant and equipment		4,787	13,569	8,241
Net cash outflow on acquisition of subsidiaries	33	(1,954,432)	—	—
Net investments in term deposits		(1,183,286)	(84,630)	(288,300)
Purchase of short term investments		(249,000)	(110,400)	(183,031)
Proceeds from the sale of short term investments		4,248	—	78,504
Interest received		2,685,657	802,146	303,036
Net cash used in investing activities		$(4,332,453)	$(592,089)	$(992,236)
(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares	32	$—	$82,648,766	$—
Net proceeds from short term debt		37,982,254	27,973,449	3,687,642
Proceeds from long term debt		128,540	34,220	245,295
Repayment of long term debt		(1,764,307)	(2,241,703)	(2,428,149)
Interest paid		(25,870,607)	(21,751,614)	(17,248,517)
Net cash generated from/(used in) financing activities		$10,475,880	$86,663,118	$(15,743,729)
(D)Effect of change in exchange rate on cash and cash equivalents		(4,805,988)	(2,525,319)	(2,990,793)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$4,335,760	$24,902,082	$167,561
Cash and cash equivalents at the beginning of the year		33,270,338	8,368,256	8,200,695
Cash and cash equivalents at the end of the year		$37,606,098	$33,270,338	$8,368,256

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

Amira Nature Foods Ltd (‘‘ANFI” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or ‘‘the Group’’) are engaged primarily in the business of processing and selling packaged Indian specialty rice, primarily basmati rice and other food products. The Group sells these products to international buyers (located in Asia Pacific, Europe, Middle East, North Africa and North America), distributors and retail chains in India. The Group has currently one rice processing plant which is located in Gurgaon, India.

ANFI was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates.

2.	Formation of the Company and initial public offering (IPO)

ANFI was formed to act as holding company of the Group and to make an initial public offering of its shares in the United States of America (“USA”). On October 15, 2012 ANFI completed its IPO in the USA of 9,000,000 ordinary shares of face value of $0.001 at a premium of $9.999 per share. The Company incurred a total cost of $9.1 million towards share issue and listing of shares. Share issue expenses attributable to raising of new equity amounting to $7.3 million had been reduced from equity and other expenses amounting to $1.8 million were recorded in the consolidated statement of profit or loss during the year ended March 31, 2013.

Immediately thereafter, the Company through its wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“ANFI Mauritius”), subscribed for 53,102,500 equity shares of Amira Pure Foods Private Limited (“APFPL”), incorporated in India representing approximately 80.4% of its outstanding shares on October 16, 2012, pursuant to a subscription agreement dated September 27, 2012, as amended subsequently through an amendment agreement dated October 10, 2012 for $77,000,100. The balance of 19.6% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, Chairman and Chief Executive Officer of ANFI, and his affiliates.

ANFI and APFPL were under common control of Mr. Karan A Chanana, the controlling shareholder, and accordingly this combination was accounted for using the “Pooling of interest method”. The assets and liabilities of the entities have been recorded at their carrying amount and previous periods as applicable have been retrospectively adjusted.

3.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

4.	New standards/amendments relevant for the Group adopted from April 1, 2013

On 1 April 2013 the Group adopted new accounting policies where necessary to comply with amendments to IFRS. The following is a summary of the nature and impact of these new standards/amendments:

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2013 in the preparation of these consolidated financial statements:

•	IAS 1 “Presentation of Financial Statements” (“IAS 1 (Amended)”)

On April 1, 2013, the Group adopted the amendments to IAS 1, “Presentation of Financial Statements” which require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements.

The adoption of the amendments did not have a material impact on presentation of other comprehensive income in the Group’s consolidated financial statements.

•	IFRS 7 “Financial Instruments: Disclosures”

In December 2011, the IASB issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual periods beginning on or after January 1, 2013 but also interim periods thereafter. The adoption of the amendments from April 1, 2013 did not have a material impact on the Group’s consolidated financial statements.

On January 1, 2013, the Group adopted the amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments were effective for annual and interim periods beginning on or after January 1, 2013.

The disclosures as required by IFRS 7 have been provided by the Group in Note 37.

•	IFRS 10 “Consolidated Financial Statements”

On April 1, 2013, the Group adopted IFRS 10 “Consolidated Financial Statements” which have been amended for conforming changes based on the issuance of IFRS 10. The Group also adopted the amendments to the transition guidance for IFRS 10.

IFRS 10 replaces IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities” and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has power over the relevant activities, exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

The adoption of this standard did not have an impact on the consolidated financial statements.

•	IFRS 12 “Disclosure of Interest in Other Entities”

“Disclosure of Interest in Other Entities” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

The disclosures as required by IFRS 12 have been provided by the Group in Note 7.

•	IFRS 13 “Fair Value Measurement”

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement.

The application of IFRS 13 has not impacted the fair value measurements carried out by the Group in its consolidated financial statements.

The disclosures as required by IFRS 13 have been provided by the Group in Note 36.

5.	New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2014 and therefore have not been applied in preparing these consolidated financial statements.

•	Amendments to IAS 19 “Employee Benefits”

In November 2013, the IASB issued an amendment to IAS 19 “Employee Benefits”, which clarifies the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contribution, can, but are not required, to be recognized as a reduction in the service cost in the period in which the related service is rendered. This Amendment is effective for annual period, beginning on or after July 1, 2014.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	Amendment to IAS 32 “Financial Instruments Presentation”

IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32R”) amends the requirements for offsetting financial instruments. IAS 32R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014.

This amendment will not have a material effect on Group’s consolidated financial statements.

•	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”

In June 2013, the IASB issued an amendment to IAS 39 “Financial Instruments: Recognition and Measurement”, which allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. This Amendment is effective for annual period on or after January 1, 2014.

This amendment will not have a material effect on Group’s consolidated financial statements.

•	IFRS 9 “Financial Instruments Classification and Measurement”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” (“IFRS 9”). This standard introduces certain new requirements for classifying and measuring financial assets and liabilities and divides all financial assets that are currently in the scope of IAS 39 into two classifications, those measured at amortized cost and those measured at fair value. In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

In November 2013, IASB finalized the new hedge accounting guidance which forms part of IFRS 9. There have been significant changes to the types of transactions eligible for hedge accounting. In addition, the ineffectiveness test was overhauled and replaced with the principle of an ‘economic relationship’.

The effective date for IFRS 9 is January 1, 2018.

•	IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, which provides a single, principles based five-step model to be applied to all contracts with customers. This IFRS is applicable to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2017.

The Group is currently evaluating the requirements of the above IFRS.

•	IFRIC 21 “Levies”

IFRIC 21 “Levies”, an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, clarifies that an entity recognizes a liability for a levy only when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation is effective from January 1, 2014.

The Group is currently evaluating the requirements of the above interpretation.

•	Improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after July 1, 2014with earlier application permitted.

The amendments are not expected to have a material impact on the Group’s consolidated financial statements.

6.	Summary of significant accounting policies

6.1	Overall considerations

The consolidated financial statements have been prepared on a going concern basis. The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below.

All assets and liabilities have been classified as current or non-current as per the Group’s normal operating cycle. Based on the nature of products and the time between the acquisition of assets for processing and their realization in cash and cash equivalents, the Company has ascertained its operating cycle as 12 months for the purpose of current - non-current classification of assets and liabilities.

6.2	Basis of consolidation

The Group's subsidiaries are those entities which it directly, or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

•	the purpose and design of the entity
•	the relevant activities and how these are determined
•	whether the Group's rights result in the ability to direct the relevant activities
•	whether the Group has exposure or rights to variable returns
•	whether the Group has the ability to use its power to affect the amount of its returns

Subsidiaries are consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses the consolidation status when any changes in the structure lead to a change in one or more of the control factors.

All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation.

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary's stock to third parties are treated as non-controlling interests. Profit or loss attributable to non-controlling interests are reported separately in the consolidated statements of profit or loss and consolidated statements of comprehensive income.

6.3	Business combinations

The Group uses the acquisition method to account for business combinations. At the date, the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non-cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any non-controlling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any non-controlling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

Non-controlling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group’s shareholders’ equity. The net income attributable to of non-controlling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in equity.

6.4	Foreign currency

Our consolidated financial statements are presented in U.S. dollars which is the functional currency of ANFI. The functional currencies of APFPL and Amira Dubai, through which we conduct most of our operations, are Indian Rupees and United Arab Emirates Dirham (AED), respectively. The functional currencies of ANFI, APFPL, Amira Dubai and our other subsidiaries have been determined on the basis of the primary economic environment in which each of them operates.

A currency other than the functional currency of the entities is a foreign currency. Foreign currency transactions are translated into the functional currency of each respective entity, using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the date of the statement of financial position. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in the consolidated statements of profit or loss. Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction.

For purposes of our consolidated financial statements, all assets, liabilities and transactions of our subsidiaries with a functional currency other than the U.S. dollar (our presentation currency) are translated into U.S. dollars upon consolidation.

On consolidation, assets and liabilities have been translated into the U.S. dollar at the closing rate at the statement of financial position date. Income and expenses have been translated into the presentation currency at the average rate over the reporting period. Exchange differences are recognized in equity as “Currency translation reserve”.

6.5	Revenue

Sale of basmati rice and other food products

The Group recognizes revenue when the amount of revenue can be reliably measured; it is probable that future economic benefits will flow to the Group. Revenues are measured at the fair value of the consideration received or receivable, net of discounts, rebates, outgoing sales taxes, and other indirect taxes. Revenues are recognized when all significant risks and rewards of ownership of the goods are transferred to the customer and delivery has occurred as per the contractual terms.

Interest and dividend income

Interest income is reported on an accrual basis using the effective interest method. Dividend income is recognized at the time the right to receive payment is established.

6.6	Cost of materials

Cost of materials includes purchase of raw materials and change in raw materials.

6.7	Inventories

Inventory is valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Paddy and rice are stored for a substantial period of time (approximately 10 months to 12 months) for natural ageing necessary to bring these inventories to their intended quality.

Raw materials, stores and spares, packaging materials and purchased finished goods

Raw materials costs are comprised of purchase price and expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of closing inventory is determined on a first in first out basis (and includes storage costs and borrowing costs as paddy is required to be stored for a substantial period of time for Basmati’s natural ageing process).

Finished goods

Finished goods include cost of direct materials and manufacturing expenses incurred to bring inventories to their present location and condition. Cost of finished goods is determined using the weighted average method. Cost of closing inventory includes interest expense (borrowing costs) as Basmati rice is required to be stored for a substantial period of time for the natural ageing process to occur.

6.8	Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units that is expected to benefit from the synergies of the combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

6.9	Other intangible assets

Other intangible assets including those acquired in a business combination are stated at cost of acquisition, less accumulated amortization and impairments, if any. Indefinite life intangible assets are stated at cost less accumulated impairment, if any.

Intangible assets are amortized on straight-line basis over their estimated useful lives.

Management's estimate of the useful life of trademarks registration fees, software licenses, favorable lease and customer relationships is 10, 3, 5 and 12 years, respectively. Acquired brand has indefinite useful life and tested for impairment annually or more frequently when there is indication that such asset may be impaired.

6.10	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment, if any.

An item of property, plant and equipment is no longer recognized upon disposal or when no future economic benefits are expected from its use. Any resulting gain or loss (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss within "Other income" in the year the asset is derecognized.

The assets residual values, useful lives and methods are reviewed by management, and adjusted if appropriate, at each reporting date.

Property, plant and equipment are depreciated using the straight line method over the useful life of asset as estimated by management. The estimated useful lives are as follows:

Buildings	5-25 years
Plant and machinery – includes storage equipment, pollution and fire control equipment	3-20 years
Plant and machinery – includes laboratory equipment, weighing equipment, electrical fittings & packing and generator & boiler	3-10 years
Office equipment	3-6 years
Furniture and fixtures	3-5 years
Vehicles	5 years

Freehold land is not a depreciable asset.

Depreciation is not recorded on capital work in progress until construction and installation are complete and the asset is ready for its intended use. Capital advances are included in capital work in progress.

6.11	Impairment testing of property, plant and equipment and intangible assets other than goodwill and indefinite life intangible assets

At the end of each reporting period the Group reviews the carrying amounts of tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

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

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

6.12	Leases

Operating leases are considered to be leases where substantial risks and rewards related to ownership of the leased asset are retained with the lessor. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

6.13	Debt costs

Borrowing costs primarily comprise interest on our debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale. Such debt costs are treated as per IAS 23 “Borrowing costs”.

6.14	Advertising and business promotion expenses

Advertising and business promotion expenses classified under “Other expenses”, which primarily includes hoarding cost, exhibition cost, publicity cost and cost of other promotional activities. Advertising and business promotion expenses are recognized in profit or loss as and when incurred.

6.15	Financial assets and financial liabilities

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

Financial assets

On initial recognition, the Group’s financial assets are classified into the loans and receivables and available for sales upon initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. The Group's cash and cash equivalents, trade receivables, term and other deposits and other receivables fall into this category of financial instruments.

Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and balance held with banks including deposits. Cash and cash equivalents are unrestricted as to withdrawal or usage.

Available for sale financial assets (referred to as AFS)

Available for sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Group's available for sale financial assets include investments in listed securities and mutual funds in India.

Available for sale financial assets are measured at fair value. Gains and losses are recognized in the consolidated statement of other comprehensive income and reported within the available for sale reserve within equity. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in the consolidated statement of other comprehensive income is reclassified from the equity reserve to the consolidated statement of profit or loss account.

Financial liabilities

The Group's financial liabilities include debt, trade payables and other financial liabilities. Financial liabilities are measured subsequently at amortized cost using the effective interest method except for derivative financial liabilities.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued are recognized at the proceeds received net of direct issue costs.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated under the heading of “Reserve for available for sale financial assets”.

6.16	Derivatives

Derivatives are initially recognized at fair value and subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument in which event the timing of the subsequent recognition in profit or loss depends on the nature of the hedge relationship.

6.17	Cash flow hedges

The Group designates forward currency derivative contracts in respect of foreign currency risk, as cash flow hedges. Hedges of foreign exchange risk on highly probable forecasted sales are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk.

Gain/ loss arising due to change in fair value of forward currency derivative contracts not designated as cash flow hedges are recognized in the consolidated statements of profit or loss under “Other gains and (losses)”.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of profit or loss, and is included under “Other gains and (losses)”.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statements of profit or loss in the periods when the hedged item is recognized in consolidated statements of profit or loss, and is included under “Other gains and (losses)”.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated statements of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated statements of profit or loss, and is included under “Other gains and (losses)”.

6.18	Share-based compensation

The fair value of share-based payment awards granted to employees/directors as of grant date is recognized as employee benefit expenses, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date. The increase in equity recognized in connection with a share-based compensation transaction is presented in “Share-based compensation reserve”. At the time of issue of respective shares, the corresponding share-based compensation reserve is reclassified to share capital and share premium.

The share options granted by the Group to its employees/directors have been valued with respect to the fair values of the equity instruments granted, using appropriate option pricing models.

6.19	Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statements of profit or loss except where it relates to items that are recognized in the consolidated statements of other comprehensive income or directly in equity in which case the related income tax is recognized in the consolidated statements of other comprehensive income or equity, respectively. The basis for computation of current tax and deferred tax is described below.

Current tax

Calculation of current tax is based on tax rates applicable for the respective years in respective tax jurisdictions and is calculated using tax rates that have been enacted or substantively enacted by the end of reporting period. Current income tax assets and/or liabilities comprises those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid/un-recovered at the reporting date. Current tax is payable on taxable profit, which differs from the consolidated statements of profit or loss.

Deferred tax

Deferred income tax is calculated using the balance sheet method on temporary differences between the carrying amounts of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted by the reporting date. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. In respect of taxable temporary difference associated with investment in subsidiaries, where the timing of reversal is controllable and are not probable to reverse in foreseeable future, a deferred tax liability is not recognized. Tax losses available to be carried forward and other income tax credits available to the Group are assessed for recognition as deferred tax assets.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for business combination.

Deferred tax liabilities are recognized for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

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

6.20	Other reserves

Other reserves consist of the following:

Share-based compensation reserve

Share-based compensation reserve relates to share options granted by the Group to its directors under its share option plan. Further information about share-based payments to directors is set out in Note 19.

Reserve available for sale financial assets

The reserve available for sale financial assets created by the Group represents the unrealized changes in the fair value of securities classified as available for sale financial assets.

Currency translation reserve

Translation differences arising on translation of foreign operations are recognized in other comprehensive income and included in a separate heading of "Currency translation reserve" within equity.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of “Cash flow hedging reserve” are reclassified to profit or loss only when the hedged transaction affects the profit or loss.

Restructuring reserve

Restructuring reserve relates to reserve created during IPO (Note 2). This is a free reserve.

6.21	Post-employment benefits, short term and long term employee benefits and employee costs

The Group provides post-employment benefits through defined contribution plans as well as defined benefit plans.

Defined contribution plan

A defined contribution plan is a plan under which APFPL pays fixed contributions into an independent fund administered by the government. APFPL has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. APFPL's defined contribution plans include contribution to a fund administered by the Indian government called the Provident Fund. The contributions recognized in respect of defined contribution plans are expensed in the period that relevant employee services are received. There are no other obligations other than the contribution payable to the fund. There are no other defined contribution plans in other entities of the Group.

Defined benefit plan

The defined benefit plan which includes gratuity benefit is sponsored by APFPL and it defines the amount of the benefit that an employee will receive on completion of services by reference to length of service and last drawn salary.

The liability recognized in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation ("DBO") at the reporting date, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Management estimates the present value of the DBO annually through valuations by an external actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows based on management's assumptions.

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

There are no other defined benefit plans in other entities of the Group.

Short term employee benefits

Short term benefits comprise employee costs such as salaries, bonuses, and paid annual leave and sick leave that are accrued in the year in which the associated services are rendered by employees of the Group.

The liability in respect of compensated absences expected to be availed within one year from the reporting date are considered as short term benefits and are recognized at the undiscounted amount of estimated value of benefit expected to be availed by the Group’s employees.

6.22	Provisions and contingent liabilities

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

Contingent Liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized and such cases are disclosed as contingent liabilities.

6.23	Significant judgment and estimation uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and may be materially different from the estimated results. Information about significant judgments, estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses are discussed below.

Significant management judgments regarding the foregoing consolidated financial statement elements

Inventories

Interest expense amounting to $12,710,034 and $8,418,554 has been capitalized in inventory cost as of March 31, 2014 and 2013 because the paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2014 was $1,727,338.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2014 was $1,050,729.

7.	Subsidiaries

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2014		31/03/2013
Amira Nature Foods Ltd	Non- operating	Mauritius	100.0%		100.0%
Amira I Grand Foods Inc.#	Non- operating	BVI	100.0%		-
Amira Pure Foods Private Limited	Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	India	80.4	%##	80.4	%##
Amira I Grand Foods Inc.	Selling packaged Indian specialty rice, primarily basmati rice	USA	80.4	%##	80.4	%##
Amira C Foods International DMCC (“Amira Dubai”)	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Dubai (UAE)	80.4	%##	80.4	%##
Amira Foods Pte. Ltd.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Singapore	80.4	%##	80.4	%##
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	80.4	%##	80.4	%##
Amira Ten Nigeria Limited	No operations	Nigeria	80.4	%##	80.4	%##
Amira Foods (Malaysia) SDN. BHD.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Malaysia	80.4	%##	80.4	%##
Basmati Rice GmbH*	Processing and selling packaged specialty rice	Germany	80.4	%##	-
Basmati Rice North America LLC*	Selling packaged specialty rice	USA	80.4	%##	-

#	Formed during the year ended March 31, 2014
*	Acquired during the year ended March 31, 2014
##	These entities are 100% owned by an intermediary subsidiary (APFPL) wherein the Group holds 80.4% of shareholding as at March 31, 2014 and 2013

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			31/03/2014	31/03/2013
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1

Non-operating	Amira I Grand Foods Inc.	BVI	1	-
			2	1

Non-wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of non-wholly owned subsidiaries
			31/03/2014	31/03/2013
Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Pure Foods Private Limited	India	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira C Foods International DMCC	Dubai (UAE)	1	1
Selling packaged specialty rice	Basmati Rice North America LLC	USA	1	-
Selling packaged Indian specialty rice, primarily basmati rice	Amira I Grand Foods Inc.	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods Pte. Ltd.	Singapore	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods (Malaysia) SDN. BHD.	Malaysia	1	1
Non-operating	Amira Ten Nigeria Limited	Nigeria	1	1
Processing and selling packaged specialty rice	Basmati Rice GmbH	Germany	1	-
			9	7

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non-controlling interest		Profit/(loss) allocated to non- controlling interest (in USD)		Accumulated non-controlling interest (in USD)
		31/03/2014	31/03/2013	31/03/2014	31/03/2013	31/03/2014	31/03/2013
Amira Pure Foods Private Limited	India	19.6%	19.6%	$3,448,787	$2,937,353	$11,585,920	$10,415,249
Amira C Foods International DMCC	Dubai (UAE)	19.6%	19.6%	5,110,080	1,259,053	7,438,153	2,328,073
Others (individually immaterial subsidiaries with non-controlling interests)				(382,490)	(3,677)	(1,019,043)	(415,192)
Total				$8,176,377	$4,192,729	$18,005,030	$12,328,130

7.3	Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amount before intra group eliminations:

(i)	Amira Pure Foods Private Limited:

	March 31, 2014	March 31, 2013
Current assets	$344,346,922	$281,405,380
Non-current assets	24,768,248	24,890,319
Current liabilities	223,837,570	162,611,848
Non-current liabilities	9,178,462	13,544,727
Equity attributable to shareholders of the Company	124,513,218	119,723,875
Equity attributable to non-controlling interest	11,585,920	10,415,249

	March 31, 2014	March 31, 2013
Revenue	$405,505,990	$336,884,588
Expenses	(387,947,833)	(321,898,091)
Profit/ (loss) after tax for the year	17,558,157	14,986,497

Profit/ (loss) attributable to shareholders of the Company	14,109,370	12,049,144
Profit/ (loss) attributable to non-controlling interest	3,448,787	2,937,353
Profit/ (loss) for the year	$17,558,157	$14,986,497

Other comprehensive income/ (loss) attributable to shareholders of the Company	(9,320,027)	(2,885,435)
Other comprehensive income/ (loss) attributable to non-controlling interest	(2,278,117)	(703,414)
Other comprehensive income for the year	(11,598,144)	(3,588,849)

Total comprehensive income/ (loss) attributable to shareholders of the Company	4,789,343	9,163,709
Total comprehensive income/ (loss) attributable to non-controlling interest	1,170,670	2,233,939
Total comprehensive income for the year	$5,960,013	$11,397,648

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	4,151,332	(52,355,979)
Net cash generated from/ (used in) investing activities	(2,226,388)	(401,365)
Net cash generated from/ (used in) financing activities	4,809,174	74,545,077
Effect of change in exchange rate on cash and cash equivalents	(4,717,920)	(308,394)
Net increase/ (decrease) in cash and cash equivalents	2,016,198	21,479,339

(ii)	Amira C Foods International DMCC:

	March 31, 2014	March 31, 2013
Current assets	$70,615,327	$36,668,253
Non-current assets	3,738,467	359,636
Current liabilities	36,405,446	25,095,519
Non-current liabilities	-	-
Equity attributable to shareholders of the Company	30,510,195	9,604,297
Equity attributable to non-controlling interest	7,438,153	2,328,073

	March 31, 2014	March 31, 2013
Revenue	$178,267,099	$99,546,184
Expenses	(152,251,121)	(93,122,445)
Profit/ (loss) after tax for the year	26,015,978	6,423,739

Profit/ (loss) attributable to shareholders of the Company	20,905,898	5,164,686
Profit/ (loss) attributable to non-controlling interest	5,110,080	1,259,053
Profit/ (Loss) for the year	$26,015,978	$6,423,739

Other comprehensive income/ (loss) attributable to Shareholders of the Company	-	-
Other comprehensive income/ (loss) attributable to non-controlling interest	-	-
Other comprehensive income for the year	-	-

Total comprehensive income/ (loss) attributable to shareholders of the Company	20,905,898	5,164,686
Total comprehensive income/ (loss) attributable to non-controlling interest	5,110,080	1,259,053
Total comprehensive income for the year	$26,015,978	$6,423,739

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	628,565	(4,893,032)
Net cash generated from/ (used in) investing activities	(4,565,659)	15,839
Net cash generated from/ (used in) financing activities	6,507,601	4,408,890
Effect of change in exchange rate on cash and cash equivalents	-	-
Net increase/ (decrease) in cash and cash equivalents	2,570,507	468,303

8.	Property, plant and equipment

	Buildings	Freehold land	Plant and machineries	Furniture and fixtures	Office equipment	Vehicles	Total
Cost
Balance as at April 1, 2012	$3,576,867	$3,754,762	$24,247,322	$401,441	$660,068	$1,254,312	$33,894,772
- Additions	515,159	58,497	16,114	106,393	128,542	53,276	877,981
- Disposals	-	-	-	-	(3,476)	(75,018)	(78,494)
- Translation adjustment	(133,741)	(156,448)	(1,011,400)	(23,174)	(34,700)	(45,263)	(1,404,726)
Balance as at March 31, 2013	$3,958,285	$3,656,811	$23,252,036	$484,660	$750,434	$1,187,307	$33,289,533
- Additions	132,278	-	3,148,035	80,144	201,181	171,337	3,732,975
- Acquisitions through business combinations	-	-	113,921	-	24,267	31,861	170,049
- Disposals	-	-	-	-	-	(10,359)	(10,359)
- Translation adjustment	(364,913)	(337,858)	(2,127,715)	(42,268)	(67,085)	(96,176)	(3,036,015)
Balance as at March 31, 2014	$3,725,650	$3,318,953	$24,386,277	$522,536	$908,797	$1,283,970	$34,146,183
Depreciation and impairment
Balance as at April 1, 2012	$1,124,351	$-	$5,769,030	$252,549	$576,698	$651,194	$8,373,822
- Depreciation charge	156,758	-	1,391,663	72,926	93,763	156,239	1,871,349
- Disposals	-	-	-	-	(2,434)	(75,013)	(77,447)
- Translation adjustment	(46,848)	-	(246,789)	(10,417)	(37,068)	(4,448)	(345,570)
Balance as at March 31, 2013	$1,234,261	$-	$6,913,904	$315,058	$630,959	$727,972	$9,822,154
- Depreciation charge	156,845	-	1,394,996	63,047	108,216	210,135	1,933,239
- Disposals	-	-	-	-	-	(9,277)	(9,277)
- Translation adjustment	(113,090)	-	(629,703)	(28,113)	(57,291)	(56,654)	(884,851)
Balance as at March 31, 2014	$1,278,016	$-	$7,679,197	$349,992	$681,884	$872,176	$10,861,265
Carrying value
At March 31, 2013	$2,724,024	$3,656,811	$16,338,132	$169,602	$119,475	$459,335	$23,467,379
At March 31, 2014	$2,447,634	$3,318,953	$16,707,080	$172,544	$226,913	$411,794	$23,284,918

Property, plant and equipment with carrying values of $23,104,444 as of March 31, 2014 (March 31, 2013: $23,409,320) has been pledged as collateral against the Group’s debt (Note 22).

Plant and machinery and building include capital work in progress and capital advance as follows:

	March 31, 2014	March 31, 2013
Work in progress
Plant and machineries	$417,368	$139,376
Building	-	3,908
	$417,368	$143,284

Capital advance
Plant and machinery	$1,643,698	$-
	$1,643,698	$-

Total	$2,061,066	$143,284

Capital commitments for each of the two years have been summarized in Note 34.

9.	Goodwill

Cost	Total
Balance as at March 31, 2013	$-
- Acquisitions through business combination (Note 33)	1,728,893
- Translation adjustment	(1,555)
Balance as at March 31, 2014	$1,727,338
Carrying value
At March 31, 2014	$1,727,338

Goodwill has been allocated to the rice and related products, a reportable segment. There is no impairment loss to be recognized during the year ended March 31, 2014.

The recoverable amount of the goodwill of $1,727,338 has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 13.75%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 2%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

10.	Other intangible assets

	Trademarks registration fees	Software	Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at April 1, 2012	$475,556	$-	$-	$-	$-	$475,556
- Additions	200,112	134,681	-	-	-	334,793
- Translation adjustment	(19,794)	-	-	-	-	(19,794)
Balance as at March 31, 2013	$655,874	$134,681	$-	$-	$-	$790,555
- Additions	297,060	18,589	-	-	-	315,649
- Acquisitions through business combinations	-	-	1,051,799	399,243	75,719	1,526,761
- Translation adjustment	(58,773)	(12,331)	(1,070)	(406)	(77)	(72,657)
Balance as at March 31, 2014	$894,161	$140,939	$1,050,729	$398,837	$75,642	$2,560,308
Amortization and impairment
Balance as at April 1, 2012	$114,978	$-	$-	$-	$-	$114,978
- Amortization charge	59,030	13,467	-	-	-	72,497
- Translation adjustment	(4,791)	-	-	-	-	(4,791)
Balance as at March 31, 2013	$169,217	$13,467	$-	$-	$-	$182,684
- Amortization charge	90,406	28,570	-	8,280	3,769	131,025
- Translation adjustment	(15,103)	(1,072)	-	30	13	(16,132)
Balance as at March 31, 2014	$244,520	$40,965	$-	$8,310	$3,782	$297,577
Carrying value
At March 31, 2013	$486,657	$121,214	$-	$-	$-	$607,871
At March 31, 2014	$649,641	$99,974	$1,050,729	$390,527	$71,860	$2,262,731

The useful life of brands (consisting mainly of the Atry and Scheherazade brand names) in respect of the acquisition (Note 33) have been determined to be indefinite as the Group expects to generate future economic benefits indefinitely from these assets.

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2014	March 31, 2013
Security deposits, restricted	$108,274	$87,202
Term deposits	377,457	343,537
Total	$485,731	$430,739

Security deposits

Security deposits primarily include refundable interest free deposits placed with electricity boards.

Term deposits

Term deposits represent deposits with banks along with corresponding interest accrued that has been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

12.	Inventories

Inventories comprise the following:

	March 31, 2014	March 31, 2013
Raw materials	$62,914,367	$29,603,402
Finished goods	190,561,778	150,702,195
Stores, spares and others	1,476,404	1,154,202
Total	$254,952,549	$181,459,799

Inventories with carrying values of $249,894,991 as of March 31, 2014 (March 31, 2013: $178,201,719) have been pledged against the Group’s debt (Note 22).

The cost of inventories as expense during the year was $414,263,578 (March 31, 2013: $319,746,948 and March 31, 2012: $263,591,893).

No inventory write downs or reversals are recognized for the years ended March 31, 2014 and 2013. Inventory also includes borrowing costs (Note 27).

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2014	March 31, 2013
Gross value	$80,985,957	$66,897,282
Less: Provision for bad and doubtful debts	(102,971)	(104,848)
Net trade receivables	$80,882,986	$66,792,434

Trade receivables of $19,668,385 as of March 31, 2014 (March 31, 2013: $33,330,546) have been pledged as collateral against the Group’s debt (Note 22).

All of the Group's trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 38.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2014	March 31, 2013
At the beginning of the year	$104,848	$111,551
Add/ (less): Translation adjustments	(1,877)	(6,703)
At the end of the year	$102,971	$104,848

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2014	March 31, 2013
Security deposits, restricted	$712,471	$1,365,174
Term deposits	8,277,069	7,761,701
Investment in listed securities and mutual funds	452,435	242,066
Other receivables	326,539	452,322
Total	$9,768,514	$9,821,263

Security deposits primarily comprise of deposits being placed with global public sector organization customers. Such deposits were given as part of contracts between the Group and such organizations.

Term deposits represent deposits with banks, along with corresponding accrued interest, that have been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

15.	Prepayments

Prepayments comprise the following:

	March 31, 2014	March 31, 2013
Prepaid expenses	$615,272	$493,621
Advances to suppliers	7,745,972	7,893,235
Total	$8,361,244	$8,386,856

16.	Other current assets

Other current assets comprise the following:

	March 31, 2014	March 31, 2013
Advances to employees	129,471	75,077
Service tax and other tax credit receivable	526,403	739,117
Other receivables	109,781	220,593
Total	$765,655	$1,034,787

16.1	Other current assets - reclassification

As of March 31, 2014, the Company changed the presentation to separately disclose other financial assets and other current assets, accordingly the following reclassifications have been made as of March 31, 2013:

	March 31, 2013 (reported last year)	Reclassification	March 31, 2013 (reported current year)
Other financial assets(1)	$-	$9,821,263	$9,821,263
Other current assets	10,856,050	(9,821,263)	1,034,787

(1) Items appearing under Note 14 are financial assets and presented separately from "Other current assets".

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2014	March 31, 2013
Cash on hand	$42,748	$83,730
Cash in current accounts	9,228,944	7,426,608
Bank deposits	28,334,406	25,760,000
Total	$37,606,098	$33,270,338

18.	Equity

18.1	Share capital

ANFI was incorporated on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1,000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000. As explained in Note 29, earnings per share have been retrospectively adjusted for all prior period presented.

Shares issued and authorized are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Shares issued during the year ended March 31, 2013	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013 (Note 19.2) – restricted	11,000
Total shares issued and fully paid as at March 31, 2013	28,671,000
Shares issued under the Plan during the year ended March 31, 2014 (Note 19.2) – restricted	3,997
Total shares issued and fully paid as at March 31, 2014 (A)	28,674,997
Shares issuable pursuant to exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	35,680,431

Shares authorized for share-based compensation (Net of 14,997 shares already issued to directors till March 31, 2014)	3,947,829

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to an exchange agreement.

18.2	Share premium

Proceeds received in addition to the nominal value of the shares issued have been included in share premium net of share issue expenses (amounting to $7,351,234) during the year ended March 31, 2013.

18.3	Other reserves

As of March 31, 2014, the Company changed the presentation to disclose certain reserves in aggregate on the face of the balance sheet. Accordingly the comparative amounts as of March 31, 2013 have been reclassified as follows:

	March 31, 2013 (reported last year)	Reclassification	March 31, 2013 (reported current year)
Share-based compensation reserve(1)	$227,674	$(227,674)	$-
Reserve for available for sale financial assets(1)	(21,561)	21,561	-
Currency translation reserve(1)	(5,582,983)	5,582,983	-
Cash flow hedging reserve(1)	258,647	(258,647)	-
Restructuring reserve(1)	9,398,927	(9,398,927)	-
Other reserves(1)	-	4,236,544	4,236,544
Share premium	82,639,766	44,160	82,683,926
Retained earnings(2)	44,348,684	26,340	44,375,024
Actuarial gain reserve(2)	$26,340	$(26,340)	$-

(1)	These items are aggregated together and presented as one line item - "Other reserves".
(2)	Actuarial gain reserve is disclosed under "Retained earnings".

19.	Share-based compensation

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan (the “Plan”). The 2012 Plan is effective from October 10, 2012 and is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

The 2012 Plan is administered by the compensation committee of the board of directors.

The 2012 Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of the Group. The Group has reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan.

19.1 Share options

The Group has granted share options to Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) under the 2012 Plan, which are summarized below:

	March 31, 2014	March 31, 2013
No. of share options granted	361,278	360,257
Exercise price	$10	$10
Grant date	October 15, 2013	October 15, 2012
Exercise period	10 years	10 years
Valuation model used	Binomial	Black Scholes
Share compensation recognized in profit or loss*	$2,679,848	$183,514

* The above share options were originally issued for vesting on a monthly basis over a period of four years from the grant date. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. This vesting period has been amended by the compensation committee and approved by the Board on December 9, 2013 which makes the options immediately exercisable. Consequent to this amendment, the unamortized amount of $1,916,226 (included in $2,679,848) has been charged to profit or loss for the year ended March 31, 2014 relating to the share option issued during the years ended March 31, 2014 and 2013.

The fair values of options granted during the year ended March 31, 2013 were determined using Black Scholes option pricing model that takes into account factors specific to the share incentive plans along with other external inputs.

The fair values of options granted during the year ended March 31, 2014 were determined using Binomial option pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	October 15, 2013
Fair value of the option using Binomial model	$6.39
Fair value of shares at grant date	$13.76
Exercise price	$10
Exercise multiple	2
Expected time to exercise	6.32
Expected volatility	31.38%
Total life of Options	10
Dividend yield	0%
Risk-free interest rate	1.78%

The total outstanding and exercisable share options and weighted average exercise price and remaining contractual life (in years) during the reporting period is as follows:

	March 31, 2014
Share options	Number of options	Exercise price ($)	Remaining weighted average contractual life (in years)
Balance at beginning of the year	360,257	10	9.6
Granted during the year	361,278	10	9.6
Forfeited during the year	-	-	-
Exercised during the year	-	-	-
Balance at end of the year	721,535	10	9.1
Vested and exercisable at end of the year	721,535	10	9.1

19.2 Restricted share awards granted to directors

During the year ended March 31, 2014, the Group has granted restricted stock awards of shares 3,997 (year ended March 31, 2013: 11,000) based on the fair market value of such ordinary shares on the grant date for each calendar year of service as a director, each on a pro-rated basis to its independent directors in lieu of their service. 1/36th of share awards granted shall become unrestricted every month commencing from grant date.

The Group has the option to repurchase all of ordinary shares at cost issued to its directors, and this option will lapse with respect to 1/36th of such ordinary shares each month after the grant date (such that the repurchase option shall fully lapse on the third anniversary of the grant). In the event that any of the directors ceases to be a director, the Group will repurchase all of the respective ordinary shares that remain subject to repurchase under the respective option. As of the reporting date, the fair value of such options with the Group is insignificant.

The Group has recognized $194,162 (including provision for share award to be issued), $44,171 and nil relating to restricted stock award for the year ended March 31, 2014, 2013 and 2012, respectively in statement of profit or loss.

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2014	March 31, 2013

Trade payables* (A)	$41,197,158	$4,516,657

Other current liabilities
Statutory dues	1,035,101	602,761
Advance received from customers	755,070	1,759,762
Other liabilities	190,198	195,028
Total other current liabilities (B)	$1,980,369	$2,557,551

Total (A) + (B)	$43,177,527	$7,074,208

*The Group has paid an effective interest rate of 21.0% and 21.6% for the years ended March 31, 2014 and 2013 to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

20.1	Other current liabilities - reclassification

As of March 31, 2014, the Company changed the presentation to disclose separately other financial liabilities and other current liabilities, accordingly the following reclassifications have been made as of March 31, 2013:

	March 31, 2013 (reported last year)	Reclassification	March 31, 2013 (reported current year)
Other financial liabilities(1)	$-	$2,836,252	$2,836,252
Other current liabilities	5,393,803	(2,836,252)	2,557,551

(1) Items appearing under Note 21 are financial liabilities and presented separately from "Other current liabilities".

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2014	March 31, 2013
Expenses payable	$3,187,706	$1,098,689
Salary payable	937,873	492,875
Security deposits	23,291	93,246
Liability for compensated absences	206,148	116,683
Other liabilities	1,676,575	1,034,759
Total other financial liabilities	$6,031,593	$2,836,252

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2014	March 31, 2013
Term loans	$4,346,248	$6,632,369
Vehicle loans	240,941	219,167
Total debt	$4,587,189	$6,851,536
Less: Amount reclassified to current debt	(1,847,775)	(2,020,120)
Total non-current debt	$2,739,414	$4,831,416

Term loans carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2014	March 31, 2013
Term loans	12.50%	12.62%
Vehicle loans	9.24%	10.60%

22.2	Current debt
	March 31, 2014	March 31, 2013
Working capital loans	$179,085,080	$153,585,290
Debt from Mr. Karan A. Chanana	1,170,492	1,180,410
	$180,255,572	$154,765,700
Add: Current portion of long term debt	1,847,775	2,020,120
Total current debt	$182,103,347	$156,785,820

Working capital loans represent credit limits from banks with renewal period not exceeding one year. The Group's property, plant and equipment (Note 8), trade receivables (Note 13) and inventories (Note 12) have been pledged as collateral to secure repayment of these debts. These secured revolving credit facilities carry floating rates of interest.

Debt from Mr. Karan A. Chanana comprises debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest of 11% per annum, compounded daily.

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2014	March 31, 2013
Working capital loans	11.84%	12.84%
Debt from Mr. Karan A. Chanana	11.60%	11.60%

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2012	Minimum alternate tax (MAT) credit utilized	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2013
Intangible assets	$(40,981)	$-	$-	$(20,913)	$1,708	$(60,186)
Property, plant and equipment	(1,884,858)	-	-	80,662	78,536	(1,725,660)
Employee benefits	93,189	-	(10,495)	25,676	(3,883)	104,487
Net gain/ (loss) on revaluation of forward contracts not used for cash flow hedges	(726,486)	-	-	309,090	258,145	(159,251)
Cash flow hedging reserve	-	-	(146,820)	(122,308)	-	(269,128)
Available for sale reserve	21,352	-	(2,520)	-	(890)	17,942
Inventory	(2,416,563)	-	-	(4,186,904)	100,690	(6,502,777)
Debt	(32,729)	-	-	(3,430)	1,364	(34,795)
Others	165,573	(90,865)	-	537	26,249	101,494
Total	$(4,821,503)	$(90,865)	$(159,835)	$(3,917,590)	$461,919	$(8,527,874)

	March 31, 2013	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2014
Intangible assets	$(60,186)	$(470,426)	$-	$(20,495)	$5,602	$(545,505)
Property, plant and equipment	(1,725,660)	(14,583)	-	395,883	162,124	(1,182,236)
Employee benefits	104,487	-	(2,138)	62,126	(9,292)	155,183
Net gain/ (loss) on revaluation of forward contracts not used for cash flow hedges	(159,251)	-	-	(542,326)	184,977	(516,600)
Cash flow hedging reserve	(269,128)	-	(137,780)	-	123,761	(283,147)
Available for sale reserve	17,942	-	4,812	-	(1,629)	21,125
Inventory	(6,502,777)	-	-	1,546,495	610,116	(4,346,166)
Debt	(34,795)	-	-	27,023	3,378	(4,394)
Others	101,494	-	-	(26,398)	(39,626)	35,470
Total	$(8,527,874)	$(485,009)	$(135,106)	$1,442,308	$1,039,411	$(6,666,270)

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $1,336,885 and $567,168 as of March 31, 2014 and 2013, respectively relating to carry forward tax losses, in Group entities located in Singapore, USA, United Kingdom, Mauritius and Malaysia in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future, which expires as follows:

	March 31, 2014
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$3,561,315	$805,086
Losses that will expire by the year ending March 31, 2019	25,645	3,847
Losses that will expire after the year ending March 31, 2019	1,319,882	527,952
Total	$4,906,842	$1,336,885

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $16,295,173 (March 31, 2013: $9,569,395) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2014	March 31, 2013
Deferred tax assets	$211,778	$223,923
Less: Deferred tax liabilities	6,878,048	8,751,797
Deferred tax liabilities (net)	$6,666,270	$8,527,874

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2014, 2013 and 2012 is as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Current tax expense	$10,735,379	$4,161,188	$2,584,348
Deferred tax expense	(1,442,308)	3,917,590	1,285,932
Tax expense for earlier years	-	188,784	267,142
Income tax expense	$9,293,071	$8,267,562	$4,137,422

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Profit before tax	$47,425,775	$27,516,600	$16,081,660

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2014: 33.99%, 2013: 32.45% and 2012: 32.45%)	9,129,634	7,544,005	4,165,459
Impact of change in tax rate in India	-	388,694	6,551
Non-deductible expenses	69,684	145,984	64,982
Others	93,753	188,879	(99,570)
Tax expense	$9,293,071	$8,267,562	$4,137,422

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefits

Expense recognized for employee benefits comprises the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Salaries and wages	$7,968,001	$4,700,653	$2,613,523
Bonus to Mr. Karan A. Chanana	351,000	351,000	-
Compensated absence cost	188,195	69,814	64,951
Gratuity cost	91,853	64,335	47,569
Contribution to provident fund	14,261	12,523	19,610
Share-based compensation	2,874,010	227,685	-
Staff welfare expenses	155,513	127,187	98,801
Total	$11,642,833	$5,553,197	$2,844,454

Category-wise employee benefits expense:

	March 31, 2014		March 31, 2013		March 31, 2012
Post-employment benefit:	$		$		$
Defined benefit plans		91,853		64,335		47,569
Defined contribution plans		14,261		12,523		19,610

Share-based compensation		2,874,010		227,685		-
Short term benefit		8,662,709		5,248,654		2,777,275
Total		$11,642,833		$5,553,197		$2,844,454

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

The Group provides gratuity benefits to its employees working in APFPL. The gratuity benefit is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. This is an unfunded plan. The defined benefit obligation is calculated annually by an external actuary using the projected unit credit method.

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Current service cost	$77,633	$49,795	$38,034
Interest cost	14,220	14,540	9,535
Expense recognized in the consolidated statements of profit or loss	$91,853	$64,335	$47,569

Amount recognized in the other comprehensive income consist of:

	March 31, 2014	March 31, 2013	March 31, 2012
Actuarial gain / (loss)	$6,290	$30,875	$(40,747)
	$6,290	$30,875	$(40,747)

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2014	March 31, 2013
Actuarial gain / (loss)	$36,913	$32,761
	$36,913	$32,761

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2014	March 31, 2013	March 31, 2012
Discount rate	8.50%	8.50%	8.50%
Expected rate of increase in compensation levels	8.00%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2014	March 31, 2013	March 31, 2012
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$185,437	$178,497	$119,377
Interest cost	14,220	14,540	9,535
Current service cost	77,633	49,795	38,034
Benefits paid	(7,788)	(19,082)	(8,043)
Actuarial (gain) / loss	(6,290)	(30,875)	40,747
Translation adjustment	(16,664)	(7,438)	(21,152)
Defined benefit obligation at the end of the year	$246,548	$185,437	$178,498

Experience adjustments on actuarial gain / (loss):

	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011	March 31, 2010

On defined benefit obligation	$6,290	$30,875	$(1,935)	$(1,949)	$10,106
Total	$6,290	$30,875	$(1,935)	$(1,949)	$10,106

A quantitative sensitivity analysis for significant assumption as at March 31, 2014 is as shown below:

Assumptions	Discount rate		Future Salary increases
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	(30,010)	30,010	33,738	(33,738)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2014
Within the next 12 months (next reporting period)	$4,482
Between 2 and 5 years	91,931
Between 5 and 10 years	432,928
Beyond 10 years	589,101
Total expected payments	$1,118,442

24.2	Defined contribution

Apart from being covered under the Gratuity plan described above, employees of APFPL also participate in a Provident Fund in India.

The Provident Fund is a defined contribution plan whereby APFPL deposits an amount determined as a fixed percentage of pay to the fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

APFPL has contributed $14,261, $12,523 and $19,610 to defined contribution plans during the years ended March 31, 2014, 2013 and 2012, respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Depreciation	$1,933,239	$1,871,349	$2,042,703
Amortization	131,025	72,497	47,035
Total	$2,064,264	$1,943,846	$2,089,738

26.	Other expenses

Other expenses comprise the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Insurance	$1,181,234	$963,079	$1,009,862
Communication expenses	416,083	321,623	328,956
Repairs and maintenance	756,615	752,749	578,643
Travel and conveyance	1,673,384	1,262,842	1,285,823
Legal and professional	3,806,542	2,320,167	1,115,835
Rent	1,842,927	1,886,331	1,672,657
Power and fuel	1,575,602	1,265,725	1,205,678
Security expenses	391,550	314,714	241,422
Advertising and business promotion expenses	7,009,363	3,384,543	1,629,013
Commission, claims and compensation	2,057,740	222,713	922,274
Others	2,144,577	1,982,424	578,039
Total	$22,855,617	$14,676,910	$10,568,202

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Interest on debt	$17,480,766	$16,633,662	$17,248,517
Interest to suppliers	5,541,646	3,091,713	2,521,463
Interest on loan from Mr. Karan A. Chanana	116,804	105,248	108,923
Total interest expense	23,139,216	19,830,623	19,878,903
Add: Debt processing and other charges	2,720,015	1,920,991	1,907,104
Total	$25,859,231	$21,751,614	$21,786,007

Inventory carrying value includes capitalized interest cost of $12,710,034, $8,418,554 and $13,014,022 as of March 31, 2014, 2013 and 2012.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 13.25%, 13.59% and 14.02% for the years ended March 31, 2014, 2013 and 2012, respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Interest on deposit with banks	$2,761,183	$477,782	$300,620
Other interest received	5,335	324,364	2,416
Total	$2,766,518	$802,146	$303,036

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2014	March 31, 2013	March 31, 2012
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$4,603,658	$957,987	$5,799,706
Gain/ (loss) on sale of fixed assets	3,705	12,522	2,134
Cumulative profit/(loss) reclassified from equity on sale of available for sale financial assets	2,058	-	(22,905)
Hedge ineffectiveness on cash flow hedges	414,013	3,553	-
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	1,093,537	-	(4,746,336)
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	(8,917,446)	(1,628,914)	-
Total	$(2,800,475)	$(654,852)	$1,032,599

29.	Earnings per share

As explained in Note 2, the Group has accounted for the restructuring using the pooling of interests method and accordingly, financial information of ANFI includes assets, liabilities, revenues and expenses of APFPL at their respective carrying values as if combination was completed at the beginning of the first period presented. This combination gives rise to a 19.6% non-controlling interest (NCI) in APFPL. Earnings per share have been calculated using outstanding shares of ANFI which are reflected in the table below:

	March 31, 2014		March 31, 2013		March 31, 2012
Profit attributable to Shareholders of the Company (A)	$29,956,327		$15,056,309		$9,603,167
Weighted average number of shares:
- For calculation of basic earnings per share (B)	28,672,840		23,802,786		19,660,000
- Dilutive impact of equivalent stock options (C)	215,323	#	-	*	-
- For diluted earnings per share (D) = (B) + (C)	28,888,163		23,802,786		19,660,000
Basic earnings per share (A) ÷ (B)	$1.04		$0.63		$0.49
Diluted earnings per share (A) ÷ (D)	$1.04		$0.63		$0.49

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre-determined share swap ratio. The swap ratio is reflective of fair values of the shares to be exchanged and therefore, the option is not considered as dilutive (Note 18).

# The dilutive impact of total share options of 360,257 and 361,278 granted to Mr. Karan A. Chanana in the years ended March 31, 2013 and 2014, respectively is insignificant and hence there is no change in the presented basic and diluted earnings per share in the table above.

* The effect of 360,257 share options granted to Mr. Karan A. Chanana was anti-dilutive for the period ended March 31, 2013 and has not been considered in the computation of the diluted earnings per share.

30.	Operating leases as lessee

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2014, 2013 and 2012 is $1,842,927, $1,886,331 and $1,672,657 respectively. The total future lease obligation for the non-cancellable period, amounts to $429,886, $351,513 and $274,457 as at March 31, 2014, 2013 and 2012, respectively.

.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2014 he held 75.3% (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 721,535 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) effective economic interest in ANFI.

The Group's related parties include transactions with key management personnel ("KMP") and enterprises over which KMP are able to exercise control/significant influence. All the directors (both executive and others) of ANFI are considered as KMP for related party transactions disclosures.

31.1	Transactions with KMP (including independent directors)

Transactions during the year	March 31, 2014	March 31, 2013	March 31, 2012
Short term employee benefits - Salaries including bonus of $351,000, $351,000 and Nil for respective years relating to Mr. Karan A. Chanana	$1,192,733	$1,024,891	$256,121
Share-based compensation - expense recognized on share options granted (Note 19.1)	2,874,010	227,685	-
Defined benefit plan – Gratuity	1,724	796	836
Rent expense	4,183	4,637	3,623
Loan received	-	-	812,682
Loan repaid	6,577	47,662	903,229
Interest paid	116,804	105,248	108,923

Outstanding balances	March 31, 2014	March 31, 2013
Salary and bonus payable	$510,600	$471,000
Loan payable	1,170,492	1,180,410
Rent payable	4,208	4,637

All of the above payables are payables on demand and carry no collateral. Loans payable as at March 31, 2014 and 2013 carry an interest rate of 11% per annum, compounding on daily basis.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of secured revolving credit facilities up to a limit of $197,301,128 and $182,459,131 as at March 31, 2014 and 2013, respectively. ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) and Ms. Anita Daing (a director of APFPL) as permitted by ANFI’s amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers, as described in “Management—Limitation on Liability and Indemnification of Officers and Directors.” Such indemnification will include indemnification for Mr. Karan A. Chanana and Ms. Anita Daing personal guarantees described above.

31.3	Share-based compensation with KMP

The Group has granted share options to Mr. Karan A. Chanana pursuant to the 2012 Omnibus Securities and Incentive Plan. Further, the Group has granted restricted share awards to its directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 19).

31.4	Share swap agreement with KMP

The NCI have entered into a share swap agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2014	March 31, 2013	March 31, 2012
Purchases	$-	$-	$8,747,923
Sales(1)	-	17,530,395	4,195,405
Advances made	-	-	989,826
Advances received back	-	1,564,527	272,260

(1)	Sale includes a sale in the quarter ended June 30, 2012, amounting to $11,445,000 which was subjected to customs proceedings at the Philippines (Note 34). The Group had entered into an arrangement that effectively transferred all risks and rewards related to the sales under Philippines law without any recourse or further obligations, other than to make best efforts to assist the purchaser in any regulatory clearance, cost of which is to be borne by the purchaser.

Outstanding balances	March 31, 2014	March 31, 2013
Trade payables	$51	$56
Advances receivables	152,576	160,738

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2014	March 31, 2013	March 31, 2012
Depreciation and amortization	$2,064,264	$1,943,846	$2,089,738
Unrealized loss on account of foreign exchange differences	(1,152,759)	(128,074)	1,722,740
Unrealized fair value gains on derivative financial assets recognized in profit or loss	(1,507,550)	(3,553)	(686,685)
Share-based compensation	2,874,010	227,685	-
Total	$2,277,965	$2,039,904	$3,125,793

32.2	Adjustment for non-operating income and expense

	March 31, 2014	March 31, 2013	March 31, 2012
Interest expense	$25,859,231	$21,751,614	$17,248,517
Interest and dividend income	(2,766,518)	(802,146)	(303,036)
Gain on sale of equipment	(3,705)	(12,522)	(2,134)
Gain on sale of shares	(2,058)	-	-
Total	$23,086,950	$20,936,946	$16,943,347

32.3	Change in operating assets and liabilities

	March 31, 2014	March 31, 2013	March 31, 2012
Trade payables and other current liabilities	$37,988,258	$(26,500,081)	$(6,955,675)
Inventories	(88,561,032)	(45,085,574)	(16,650,002)
Trade receivables	(16,548,397)	(31,420,958)	10,184,837
Other current assets and prepayments	1,112,273	(2,428,514)	(2,323,570)
Total	$(66,008,898)	$(105,435,127)	$(15,744,410)

32.4	Net proceeds from issue of shares

	March 31, 2014	March 31, 2013	March 31, 2012
Proceeds from issue of shares	$-	$90,000,000	$-
Share issue expenses reduced directly from equity	-	(7,351,234)	-
Total	$-	$82,648,766	$-

33.	Disclosure on acquisition of Basmati Rice GmbH and Basmati Rice North America LLC

On January 30, 2014, Amira Dubai completed the acquisition of Basmati Rice GmbH and Basmati Rice North America LLC (collectively, referred to as the “Acquiree”) by purchasing 100% of the issued share capital of the respective companies. These entities were under the common control of the selling shareholders. Basmati Rice North America LLC is the marketing unit of Basmati Rice GmbH in the USA. Amira Dubai purchased the Acquiree for a cash consideration of $2,059,950. The Acquiree is a specialty distributer of premium rice under the Acquiree’s brands, particularly Basmati rice.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements include the results of abovementioned companies from the acquisition date.

The fair values of the identifiable assets and liabilities of Basmati Rice GmbH and Basmati Rice North America LLC as at the date of acquisition were:

Basmati Rice GmbH & Basmati Rice North America LLC
Assets
Intangible assets	$1,526,761
Property, plant and equipment	170,049
Cash and cash equivalents	105,518
Trade receivables	829,050
Inventories	782,232
Other assets	11,764
$3,425,374
Liabilities
Deferred tax liabilities	$485,009
Trade payables	1,372,496
Debt – from bank	324,323
Debt – from others	871,450
Other liabilities	41,039
$3,094,317
Total identifiable net assets at fair value	$331,057
Goodwill arising on acquisition	1,728,893
Purchase consideration paid	$2,059,950

From the date of acquisition, the Acquiree has contributed $2,131,770 of revenue and $9,336 to the net profit after tax respectively to the Group.

Had these business combinations effected at April 1, 2013, the revenue of the Group from operations would have been $554,555,848, and the profit after tax for the year from operations would have been $37,689,084. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future period.

The goodwill is attributable to the benefits expected from synergies, and future market development. Goodwill is not deductible for tax purpose.

Transaction costs of $108,113 have been expensed and are included in “Other expenses – Legal and professional” in the consolidated statement of profit or loss and are part of operating cash flows in the consolidated statements of cash flows.

Net cash outflow on acquisition of subsidiaries

March 31, 2014
Consideration paid in cash	$2,059,950
Less: Cash and cash equivalent acquired	(105,518)
Total	$1,954,432

34.	Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $6,959,874 and $371,278 as of March 31, 2014 and 2013, respectively. The increase is on account of entering into a contract towards purchase of equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2014	March 31, 2013
Market fees(a)	$77,628	$85,530
Income tax case(b)	420,802	623,529
Total	$498,430	$709,059

(a) Represents market fees demand raised by Haryana State Agricultural Marketing Board ("HSAMB") in respect of certain paddy purchases. Out of $77,628, the Group has paid $39,046 (INR 2,324,195) under protest and the case is pending with local authorities.

(b) Represents tax litigations with the income tax department of India in respect of various years pending with Income Tax Appellate Tribunal ("Tribunal") and the High Court of Delhi. The Group has been contesting these demands and has received favorable orders in the majority of cases from the Tribunal, which have been contested by the Income tax department in the High Court of Delhi.

(1) In addition to the above matters, on November 23, 2010, APFPL along with its directors and certain key officials were subjected to search/ survey proceedings by the income tax department in India. During the course of these proceedings, the income tax department took custody of certain records and documents of APFPL. Subsequently, APFPL received notices asking management to submit an income tax statement for the period beginning from April 1, 2004 to March 31, 2011. APFPL has submitted the requested details in due course and has not received any further request for information to date. On March 5, 2013, APFPL with the intention of expediting the settlement of the case, filed an application with the Income Tax Settlement Commission (“ITSC”) and has offered an income of $329,360 (INR 17,900,000) on which tax amounting to $188,784 (INR 10,260,000) has been paid. ITSC accepted the application and issued instructions to concerned Assessing Authority to issue the final assessment order based on which, on April 23, 2014, the Assessing Authority has issued final assessment order with no further addition to the income and with no further tax demand or any other kind of liability. APFPL will no longer be required to pay any additional amount on account of the proceedings initiated above as a result of the survey / search dated November 23, 2010 pertaining to Assessment Year 2005-06 to Assessment Year 2011-12.

(2) During the year ended March 31, 2013, products temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subjected to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by the Amira C Foods International DMCC (“Amira Dubai”) to unload and warehouse the cargo. The Amira Dubai, as an intervener, or legal owner of the products, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Amira Dubai filed a Petition for review with the Court of Tax Appeals challenging the correctness of the decision of COC as being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, a public auction was conducted by the Bureau of Customs (‘‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 million Pesos (equivalent to $11.7 million). Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the advice provided by its attorneys, the Amira Dubai expects that the likelihood of any liability to the Amira Dubai is not probable. Accordingly, no provision has been created for this matter. These products, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to the aforesaid parties.

With respect to these contingent liabilities, the Group does not expect any reimbursement from any third party.

35.	Segment reporting

The Group is primarily engaged in the business of processing and selling packaged Indian specialty rice, primarily basmati rice, and other food products. The chief operating decision maker reviews the operations of the Group as one operating segment. Hence no separate segment information has been furnished herewith.

The Group generates its revenue primarily from the sale of rice. An analysis of the Group's revenue from sales of rice and other food products is as follows:

	March 31, 2014%		March 31, 2013%		March 31, 2012%
Rice and rice related products	$468,990,122	86%	$401,365,462	97%	$295,715,394	90%
Other food products	78,354,246	14%	12,317,112	3%	33,264,405	10%
Total	$547,344,368	100%	$413,682,574	100%	$328,979,799	100%

The Group categorizes its revenue by country based on product destination to the external customers, as summarized below:

	March 31, 2014%		March 31, 2013%		March 31, 2012%
India	$224,094,084	41%	$188,909,313	46%	$111,966,765	34%
United Arab Emirates	113,789,685	21%	76,918,556	19%	34,047,933	11%
Bangladesh	63,927,381	12%	-	-	16,476,499	5%
Kuwait	59,690,449	11%	54,381,913	13%	86,786,515	26%
Others	85,842,769	15%	93,472,792	22%	79,702,087	24%
Total	$547,344,368	100%	$413,682,574	100%	$328,979,799	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2014	March 31, 2013	March 31, 2012
No. of customer(s)	2	1	1
Group’s revenue (A)	$547,344,368	$413,682,574	$328,979,799
Revenue generated from major customer(s) (B)	$123,617,830	$54,381,913	$86,786,516
Concentration of revenue in % in such major customer(s) [(B)/(A)]	23%	13%	26%

Non-current assets other than financial instruments located in the entity's country of domicile and located in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2014	March 31, 2013
India	$23,854,058	$24,016,701
Germany	3,188,788	-
Others	232,141	58,549
Total	$27,274,987	$24,075,250

36.	Fair value hierarchy

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

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using
March 31, 2014	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$2,352,886	$-	$2,352,886
Available for sale financial assets
Mutual funds in units	393,763	393,763	-
Listed securities	58,672	58,672	-

	Fair value measurements at reporting date using
March 31, 2013	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$1,260,512	$-	$1,260,512
Available for sale financial assets
Mutual funds in units	183,212	183,212	-
Listed securities	58,854	58,854	-

Derivative instruments classified in Level 2 above, are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.

37.         Financial assets and liabilities

The fair value and carrying amount of financial assets and financial liabilities in each category are as follows:

	March 31, 2014	March 31, 2013
Financial assets
Non-current assets
Loans and receivables
Security deposits	$108,274	$87,202
Term deposits	377,457	343,537
Current assets
Loans and receivables
Trade receivables	80,882,986	66,792,434
Security deposits	712,471	1,365,174
Other receivables	326,539	452,322
Cash and cash equivalents	37,606,098	33,270,338
Term deposits	8,277,069	7,761,701
Fair value through profit or loss
Derivative financial assets – foreign currency forward contracts	1,519,856	3,760
Available for sale financial assets
Investment in listed securities and mutual funds	452,435	242,066
Derivatives designated and effective as hedging instruments carried at fair value
Derivative financial assets – foreign currency forward contracts	833,030	1,256,752
Total	$131,096,215	$111,575,286

Financial liabilities
Non-current liabilities
Financial liabilities measured at amortized cost:
Debt	$2,739,414	$4,831,416
Current liabilities
Financial liabilities measured at amortized cost:
Trade payables	41,197,158	4,516,657
Other financial liabilities	6,031,593	2,836,252
Debt	182,103,347	156,785,820
Total	$232,071,512	$168,970,145

Financial assets that are neither past due nor impaired include cash and cash equivalents, security deposits, term deposits, portion of trade receivables, investment and other financial assets.

The fair value of cash and cash equivalents, current security deposits, current term deposits, trade receivables, other receivables, trade payables, other current liabilities and debt approximate their carrying amount largely due to the short term nature of these instruments.

Non-current debt largely comprises term loans from banks which carry floating interests. Therefore, the fair value of these term loans approximates their carrying values. The impact of fair value of outstanding other non-current debt is not material and therefore not considered for above disclosure. Similarly, carrying values of non-current security deposits and non-current term deposits are not significant and therefore the impact of fair value is not considered for above disclosure.

38.         Financial risk management

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group's risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

38.1         Market risk analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. A significant portion of revenue is in U.S. dollars while a significant portion of our costs is in Indian Rupee (INR).

The exchange rate between the INR and the U.S. dollar has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the INR against the U.S. dollar can adversely affect our results of operations. We also have exposure to foreign currency exchange risk from other currencies, namely the Euro; however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira C Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.6735.

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2014, 2013 and 2012:

March 31, 2014	U.S. Dollars	Other currencies
Trade receivables	$5,453,322	$12,770
Intercompany receivables	28,406,181	1,905,666
Trade payables	(420,227)	(534,666)
Intercompany payables	(188,402)	-
Cash and cash equivalents	474,881	19,755
Total	$33,725,755	$1,403,525
March 31, 2013
Trade receivables	$19,514,361	$1,398,514
Intercompany receivables	25,008,232	-
Cash and cash equivalents	11,493	12,442
Total	$44,534,086	$1,410,956
March 31, 2012
Trade receivables	$10,176,419	$422
Intercompany receivables	19,466,796	—
Cash and cash equivalents	5,718	12,639
Trade payables	(201,355)	(13,992)
Total	$29,447,578	$(931)

As of March 31, 2014, 2013 and 2012, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $351,293, $459,450 and $294,466, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the year ended March 31, 2015. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the year ended March 31, 2015.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2014 and 2013, we had $184,842,761 and $161,617,236 of total indebtedness, respectively, of which more than 99% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $1,834,443, $1,603,244 and $1,473,052 in the years ended March 31, 2014, 2013 and 2012, respectively.

Price risk sensitivity

We are exposed to price risk in respect of APFPL’s investments in listed equity securities and investment in mutual funds in India. These investments are held for short term and are designated as available for sale financial assets and therefore do not impact the profit or loss in the consolidated statements of profit or loss unless impaired. Further, the amount of investment is not material. Accordingly, sensitivity towards the change in price is not presented.

38.2         Credit risk analysis

Credit risk refers to the risk of default by the counterparty to a financial instrument to meet its contractual obligation resulting in a financial loss to us. Our credit risk primarily arises from trade receivables. Accordingly, credit risk from trade receivables has been separately evaluated from all other financial assets in the following paragraphs.

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2014		March 31, 2013
	Gross	Impairment	Gross	Impairment
Not past due	$79,603,752	$-	$65,808,189	$-
Past due less than three months	166,676	-	335,568	-
Past due more than three months but not more than six months	373,157	-	433,550	-
Past due more than six months but not more than one year	431,866	-	133,738	-
More than one year	410,506	102,971	186,237	104,848
Total	$80,985,957	$102,971	$66,897,282	$104,848

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	March 31, 2014	March 31, 2013

Receivables from top five customers as of reporting date	$2,549,827	$14,915,713
Percentage to total receivables	3.2%	22.3%

Receivables from our top two customers are as follows:

	March 31, 2014	March 31, 2013
Receivables from our top two customers as of reporting date	$1,429,857	$12,729,247
Percentage to total receivables	1.8%	19.1%

Management considers the credit quality of these trade receivables to be good. No collateral is held for trade receivables.

Other financial assets

The maximum exposure to credit risk in other financial assets is summarized as follows:

Credit risk relating to cash and cash equivalents and derivative financial instruments is considered negligible because our counterparties are banks. We consider the credit quality of term deposits with such banks that are majority-owned by the Government of India and subject to the regulatory oversight of the Reserve Bank of India to be good, and we review these banking relationships on an ongoing basis.

Security deposits are primarily comprised of deposits made with customers who are public sector organizations. Such deposits were given as part of our contracts with such organizations.

We do not hold any security in respect of the above financial assets. There are no impairment provisions as at each reporting date against these financial assets. We consider all the above financial assets as at the reporting dates to be of good credit quality.

38.3         Liquidity risk analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and managed them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for DBO.

As of March 31, 2014, the Group had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

March 31, 2014
(Amount in $)
Working capital – fund based	$13,863,369
Letter of credit and bank guarantee – non fund based	2,782,783
Total	$16,646,152

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2014	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,200,422	$1,132,362	$3,200,308	$-
Short term debt	180,255,572	-	-	-
Trade payables	41,197,158	-	-	-
Other financial liabilities	6,031,593	-	-	-
Lease obligation	429,886	-	-	-
Total	$229,114,631	$1,132,362	$3,200,308	$-

	Current		Non-Current
March 31, 2013	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,394,833	$1,311,559	$5,736,096	$49,889
Short term debt	154,765,700	-	-	-
Trade payables	4,516,657	-	-	-
Other financial liabilities	2,836,252	-	-	-
Lease obligation	351,513	-	-	-
Total	$163,864,955	$1,311,559	$5,736,096	$49,889

 *Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

39.         Additional capital disclosures

The Group's capital management objectives are (a) to ensure the Group's ability to continue as a going concern and (b) to provide an adequate return to shareholders. The Group has not distributed any dividend to its shareholders since the date of initial public offering. The Group monitors gearing ratio i.e. total debt in proportion to its overall financing structure, i.e. equity and debt. Total debt comprises of all liabilities of the Group. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	March 31, 2014	March 31, 2013
Total equity (A)	$171,841,007	$143,632,735
Total debt - comprising of all liabilities of the Group (B)	250,609,643	182,899,243
Overall financing (C) = (A) + (B)	$422,450,650	$326,531,978
Gearing ratio (B) / (C)	0.59	0.56

40.         Events after the reporting period

There have been no material events other than disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2014.

41.         Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on July 28, 2014.

