Form 20-F
period 2015-03-31
Amira Nature Foods Ltd.
filed 2016-01-25
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015.

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
None.

On March 31, 2015, the issuer had 36,507,133 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 721,535 share options granted and vested through March 31, 2015.

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

Yes ☐	No ☒

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

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ US GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐Item 17	☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

CONVENTIONS USED IN THIS REPORT

In this annual report on Form 20-F (the “Annual Report”), unless otherwise stated or unless the context otherwise requires, references to (i) ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, “the Group”, ‘‘our Company’’ or “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands business company, including its subsidiaries; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) references to “Amira I Grand Foods Inc. (BVI)” are to Amira I Grand Foods Inc. a British Virgin Island business company and its subsidiaries, including Amira Grand I Foods Inc. and Amira K.A Foods International DMCC and (iv) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) SDN. BHD., Amira C Foods International DMCC, Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe), Basmati Rice North America LLC, Amira G Foods Limited and Amira Ten Nigeria Limited.

In this report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD” , “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The audited consolidated financial statements for the fiscal years ended March 31, 2015, 2014 and 2013 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30, and December 31. References to a year other than a “fiscal” are to the calendar year ended December 31.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect ,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, adjusted profits, EBITDA, adjusted EBITDA, earnings, adjusted earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	the continued application of the proceeds from our initial public offering (“IPO”);

•	governmental policies regarding our industry; and

•	the impact of legal proceedings.

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

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2015, 2014 and 2013 and selected consolidated statement of financial position data as of March 31, 2015, 2014 and 2013 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2012 and 2011 and selected consolidated statement of financial position data as of March 31, 2012 and 2011 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report. Since October 15, 2012, when we completed our initial public offering, we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our consolidated financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been retrospectively adjusted as applicable. The remaining 19.6% of Amira India that is not owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage.

The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

•	Statements of Profit or Loss Data

	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Revenue	$700,044,891	$547,344,368	$413,682,574	$328,979,799	$255,011,121
Other income	186,404	160,064	94,368	637,383	2,147,141
Cost of materials	(619,100,865)	(454,123,161)	(347,341,159)	(270,259,623)	(234,707,437)
Change in inventory of finished goods	63,181,906	39,859,583	27,594,211	6,667,730	28,688,934
Employee benefit expenses	(11,831,777)	(11,642,833)	(5,553,197)	(2,844,454)	(2,413,584)
Depreciation and amortization	(2,396,874)	(2,064,264)	(1,943,846)	(2,089,738)	(1,915,934)
Freight, forwarding and handling expenses	(16,508,963)	(23,359,177)	(20,985,039)	(13,990,863)	(10,775,383)
Other expenses	(24,609,109)	(22,855,617)	(14,676,910)	(10,568,202)	(9,771,151)
	$88,965,613	$73,318,963	$50,871,002	$36,532,032	$26,263,707
Finance costs	(34,988,422)	(25,859,231)	(21,751,614)	(21,786,007)	(19,676,559)
IPO expenses	-	-	(1,750,082)	-	-
Finance income	2,256,120	2,766,518	802,146	303,036	164,853
Other gains and (losses)	5,534,369	(2,800,475)	(654,852)	1,032,599	2,607,924
Profit before tax	$61,767,680	$47,425,775	$27,516,600	$16,081,660	$9,359,925
Income tax expense	(8,603,974)	(9,293,071)	(8,267,562)	(4,137,422)	(2,948,276)

Profit after tax for the year	$53,163,706	$38,132,704	$19,249,038	$11,944,238	$6,411,649
Profit after tax for the year attributable to:
Shareholders of the company	$42,125,065	$29,956,327	$15,056,309	$9,603,167	$5,154,966
Non-controlling interest	$11,038,641	$8,176,377	$4,192,729	$2,341,071	$1,256,683

Earnings per share
Basic earnings per share (1)	$1.47	$1.04	$0.63	$0.49	$0.26
Diluted earnings per share (1)	$1.46	$1.04	$0.63	$0.49	$0.26

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted. The dilutive impact of total share options 721,535 granted to Mr. Karan A. Chanana in the years ended March 31, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is not material and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and under section “Non-IFRS Financial Measures”.

•	Statements of Financial Position Data

	As at March 31,
	2015	2014	2013	2012	2011
Cash and cash equivalents	$46,660,922	$37,606,098	$33,270,338	$8,368,256	$8,200,695
Total current assets	471,018,305	394,689,932	302,025,989	205,591,241	223,856,390
Total assets	497,071,917	422,450,650	326,531,978	232,052,937	255,126,081
Total equity	221,325,125	171,841,007	143,632,735	45,684,569	39,264,796
Debt (Long term & Short term)	211,044,573	184,842,761	161,617,236	141,755,853	161,005,618
Total liabilities	275,746,792	250,609,643	182,899,243	186,368,368	215,861,285
Total equity and liabilities	497,071,917	422,450,650	326,531,978	232,052,937	255,126,081

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this report under the heading “Item 18. Financial Statements”; under Note 18 “Equity”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred a substantial amount of debt totaling $211.0 million, $184.8 million and $161.6 million as of March 31, 2015, 2014 and 2013, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2015 was $211.0 million, of which $1.4 million consisted of our non-current (long-term) debt and $209.6 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities.

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

As of March 31, 2015, our outstanding current (short-term) debt, amounting to $209.6 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our financial condition.

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

In fiscal 2015, 2014 and 2013, we generated 59.0%, 59.1% and 54.3%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have international offices in Malaysia, Singapore, the United Arab Emirates (“UAE”), the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

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

We sell Basmati rice and other specialty rice to customers in over 60 countries with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2015, our international revenue accounted for 59.0% of our total revenue. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change to a more stringent EU standard on the level of the pesticide isoprothiolane in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU. In November 2012, the EU standard reverted to the 2008 level.

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

Our operating expenses are denominated primarily in Indian Rupees; however, 59.0% of our total revenue for fiscal 2015 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past two years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

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

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2015), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and may be prevented from doing so by certain restrictions on paying dividends under Indian law. Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India and therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates. Although we believe that ANFI will have sufficient funds to fund its expenses for the foreseeable future, it may not be practicable for us to use dividends from Amira India to provide ANFI with funds for its expenses, and we can provide no assurance that ANFI will not require more funds than we originally expect for expenses.

Insiders have substantial control over us; ownership by insiders of our ordinary shares and ownership by our Chairman and Chief Executive Officer of direct and indirect equity interests in Amira India may give rise to conflicts of interest with our public shareholders.

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 69.5% (including share options granted and vested) of the outstanding ordinary shares of ANFI. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the BVI, or our voluntary liquidation. As a result, they can cause, delay or prevent a change of control of us, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders an opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and certain members of his family, hold a significant minority equity interest in Amira India, an entity through which we conduct a significant portion of our operations. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and his affiliates will also be entitled to receive distributions pro rata in accordance with their percent of ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where there would be no similar implication to us or our public shareholders.

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

While we currently produce or procure the majority of our products in India, we generated 59.0% of our revenue in fiscal 2015 from products we sold outside India, substantial portion of such international revenue are subject to the Government of India’s export controls. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2015, we derived 41.0% of our revenue from sales in India. Based on latest information from the CIA World Factbook, estimates for consumer inflation in India was 10% in 2013 and 8% in 2014. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

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

We derived 29.9% of our total revenue from our top five customers and distributors in fiscal 2015; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 29.9%, 34.3% and 33.4% of our total revenue for fiscal 2015, 2014 and 2013, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers and our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, may harm our sales.

Natural or man–made calamities and health epidemics could have a negative impact on the Indian economy and cause our business to suffer.

A substantial portion of our operations, employees and customers are located in India, which has historically experienced natural or man-made calamities such as earthquakes, tsunamis, floods, climate change and drought. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and, in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. The extent and severity of these natural or man-made disasters determines their impact on the Indian economy. Natural or man-made disasters may occur in the future and may have an adverse effect on our business.

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

As part of our growth strategy, which we outlined at the time of our IPO, we intend to develop a new processing facility in India. We estimate the cost to be approximately $64 million in total and we have retained cash from our IPO on our balance sheet to help fund a portion of this spending. Our plans remain subject to certain potential problems and uncertainties, including increased costs of equipment or manpower, completion delays due to the need to find an appropriate location for the facility at acceptable costs, a lack of required equipment, financing permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, as well as increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reschedule or reconsider our development plans. If these plans do not proceed as planned, or on schedule, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

Water or power shortage or other utility supply issues in India could disrupt our processing and harm our business, results of operations and financial condition.

Our processing facility and our storage and distribution facilities require a continual supply of utilities such as water and electricity. Our processing facility and most of our storage and distribution facilities are located in India, and the Indian authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business, results of operations and financial condition.

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

As of March 31, 2015, we employed 445 persons (including 47 employees in locations outside of India) to perform a variety of functions in our daily operations. Lower labor costs in India provide us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

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

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 2% in fiscal 2015. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

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

We also have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU, Regulations and as per the USDA National Organic Program’s Organic Standards.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We have not used, and will not use, any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Syria and other countries in the region. Iran and Syria are currently sanctions targets. In fiscal year 2015 and 2014, sales to Iran and Syria were less than 1% of our total revenue. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

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

We may incur significant costs to comply with environmental, health and safety laws and regulations; failure to comply could expose us to significant liabilities.

We are subject to a variety of environmental, health and safety laws and regulations in India and in the other locations in which we operate. Although we have implemented procedures to comply with these laws and regulations, we cannot be sure that our measures are compliant or capable of eliminating the risk of injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings had been initiated against Amira India before the District Court, Gurgaon, India, alleging that Amira India’s failure to make proper arrangements for the disposal of ash and straw by products of its rice processing operations had caused air and noise pollution. We have taken corrective measures and. since then we have obtained renewal approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water (Prevention and Control of Pollution) Act, 1974, and the current approvals are valid until March, 31, 2016. However, similar or other allegations or legal proceedings may be initiated against us in the future relating to non-compliance with applicable environmental laws.

Compliance with applicable environmental health and safety laws and regulations may be expensive, and the failure to comply could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities or operate and the scope and nature of these laws and regulations will likely be different from country to country. Environmental, health and safety laws could become more stringent over time, requiring us to change our operations or incur greater compliance or capital costs, or could provide for increased penalties for violations, all of which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability arising thereunder, could significantly harm our results of operations or financial condition.

We may become subject to lawsuits or indemnity claims, including those related to class action suits, product contamination and product liability, which could harm our business and results of operations.

From time to time, we may be named as a defendant in lawsuits, claims and other legal proceedings. These actions may seek, among other things, compensation for alleged personal injury, workers’ compensation, employment discrimination, breach of contract, infringement of the intellectual property rights of others, or civil penalties and other losses of injunctive or declaratory relief. In the event that such actions or indemnities are ultimately resolved unfavorably for amounts exceeding our accrued liability, or are otherwise significant, the outcome could harm our reputation, business and results of operations. In addition, payments of significant amounts, even if reserved, could harm our liquidity.

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

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the Securities and Exchange Commission on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Compliance with the Sarbanes-Oxley Act may be time-consuming and costly

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

As a public company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company, particularly after we no longer qualify as an “emerging growth company.” In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, has required changes in corporate governance practices of public companies. These rules and regulations have increased our legal, accounting and financial compliance costs and make certain corporate activities more time-consuming and costly. In addition, we have incurred or may incur in future additional costs associated with our public company reporting requirements. We continue to evaluate and monitor developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales in over 60 countries. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley, legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the high growth Basmati rice sector. We completed an initial public offering (“IPO”) in October 2012 and we are a NYSE-listed company trading under the stock symbol ANFI. For the fiscal year ended March 31, 2015, we had revenues of $700.0 million, adjusted EBITDA of $99.9 million, and adjusted profit after tax of $56.1 million.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold in more than 40 countries by global retailers such as ASDA, Bharti, Big Bazaar, Carrefour, Costco, easyday, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Spencer’s, Tesco, and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products in 40 countries throughout the rest of the world.

We have successfully expanded the Amira brand into more than 40 countries and are investing resources to further establish our brand as a premium, high quality packaged Basmati brand. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. In 2014-2015, VWP World Brands recognized the Amira brand as “The Admired Brand of India.”

We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have long-standing relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy. Over the past several years, we have implemented an organic sourcing initiative and currently have direct and indirect relationships with approximately 7,000 farmers practicing organic farming in India. We operate a state-of-the-art, fully automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in nearby Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new processing plant in Karnal, which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production capacity to fully meet our growing product needs. Meanwhile, our international operations also source products from outside of India from time to time. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

The global rice market represented approximately $275 billion in value, according to statistics from Horizon Research, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $50 billion in wholesale prices in fiscal 2013 according to the CRISIL Research Report on the Indian Rice Industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 70% is sold internationally and 30% is sold in India. According to CRISIL, the Indian Basmati rice segment has benefited from increased volumes and pricing both in India and internationally, with global sales increasing by a CAGR of more than 15% from fiscal 2011 through fiscal 2014.

For the fiscal year ended March 31, 2015, we had revenues of $700.0 million, adjusted EBITDA of $99.9 million, and adjusted profit after tax of $56.1 million. In fiscal 2015, 2014 and 2013 our revenue was $700.0 million, $547.3 million and $413.7 million, respectively, representing a CAGR through fiscal 2015 of 30.1%. In fiscal 2015, 2014 and 2013, our adjusted EBITDA was $99.9 million, $75.5 million and $52.4 million, respectively, representing a CAGR through fiscal 2015 of 38.1%. In fiscal 2015, 2014 and 2013 our adjusted profit after tax was $56.1 million, $41.0 million and $21.2 million, respectively representing a CAGR through fiscal 2015 of 62.6%. See “Non-IFRS Financial Measures” for additional information regarding EBITDA, adjusted EBITDA, adjusted profit after tax and other non-IFRS financial measures, including a reconciliation of those to the most directly comparable IFRS measure.

For the fiscal year ended March 31, 2015, we derived 41.0% of our revenue from sales in India, 57.6% from sales in the Europe, Middle East and Africa, or EMEA region, 0.1% from sales in the Asia Pacific region (other than India), and 1.3% from sales in North America

Our Strengths

We believe that the following competitive strengths have contributed to our strong track record and will continue to benefit the company over time:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global provider of packaged specialty rice, and primarily Basmati rice, a specialty long-grain rice grown only in certain regions of the Indian sub-continent and known for its long-grain and appealing aroma. Our leadership in the Basmati segment represents a distinct competitive advantage since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Indian Basmati segment represents $6.9 billion of the $275 billion global rice market; and it has grown at a CAGR of more than 15% from fiscal 2011 to fiscal 2014.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products to more than 40 countries with approximately $357.5 million in sales for the fiscal year ended 2015. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In each of the last four years, Inc. India, a leading Indian business magazine, identified Amira as one of India’s fastest growing mid-sized companies. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. In 2014-2015, VWP world Brand recognized the Amira Brand as “The Admired Brand of India”. We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is a core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products, such as ready-to-eat snacks and edible oils, to drive further growth. We have recently developed ready-to-eat meals offering, which we are in the process of launching.

•	Presence in over 60 Countries. We believe that we are one of the leading producers and marketers of Basmati rice in India, with strong market positions across both the modern trade and traditional retail. We have been selling our products globally for more than 35 years and our products are currently sell into more than 60 countries worldwide. We have a branded presence in over 40 of these countries. Our international markets consist of high-growth emerging markets such as Thailand, Indonesia, the Middle East and large developed markets such as the United States, the United Kingdom and Continental Europe. Our international sales have grown at a 27.2% CAGR from fiscal 2011 to fiscal 2015, while our India sales have grown at a 31.0% CAGR over the same time period. Amira has been recognized by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing companies, including illycaffe SpA and Intralinks.

•	Well-Established Relationships Foster Deep Understanding of Consumer Preferences. Since launching our international third party branded sales over 30 years ago, we have built strong relationships with large international and regional customers who market our products under their own brand through their own distribution networks regionally and around the world. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our Amira branded products in many of these same markets. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in both our Amira branded and our third-party branded business. We have established relationships with and our products are sold by many of the world’s leading retailers, including ASDA, Bharti Retail, Big Bazaar, Carrefour, Costco, Easyday, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, Reliance Retail Ltd., REWE, Spencer’s, Tesco and Waitrose.

•	Superior, Integrated Supply Chain Capabilities Ranging from Procurement to Distribution. We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have long-standing relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. Over the past several years, we have also developed organic sourcing and currently have direct and indirect relationships with approximately 7,000 organic farmers in India. We believe our relationships with these farmers which involve provision of best quality seeds, bio-inputs, market linkage, technical guidance and training along with our knowledge of the complex organic supply chain in India has provided us with a distinct competitive advantage. Separately, as of March 31, 2015, our direct sales team and network of 206 distributors provide us with a high degree of control over our product offerings. We support our international presence through a combination of company-managed distribution centers and 23 international distributors. In addition, we currently have 15 company managed distribution centers in India compared to just one at the time of the IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations in India.

•	State-of-the-Art Manufacturing Facility. We operate a state-of-art, fully automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in Karnal, Haryana, India in the vicinity of key basmati rice paddy producing regions in north India. We have plans for a new processing plant in Karnal, which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production to fully meet our growing product needs. Meanwhile, our international operations also source products from outside of India from time to time. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

•	Strong Management Team with a Track Record of Success. As a family-owned and managed business that has operated since 1915, we have nearly a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family-owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities. We have augmented our management team and Board of Directors by adding individuals with a vast array of global experience.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Accelerate Focus on Global Brand Building and Value-Added Offerings. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across more than 40 countries within only seven years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. In addition to penetrating markets with our Amira branded rice offerings, we continue to develop new products, including in attractive ready-to-eat snacks, ready-to-heat meals and organic categories to increase our relevance to consumers and drive further growth.

•	Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends. We believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. As of March 31, 2015, our 206 Indian distributors currently provide us access to both traditional and modern trade retailers throughout India, and we have an average of seven distributors per state. We plan to increase our concentration of Indian distributors to an average of nine per state throughout India in the next five years to significantly increase our access to all channels. In addition, we now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade. According to the Economic Times and a recent study by the Boston Consulting Group, the modern trade channel in India is expected to grow by more than 20% from 2015 to 2020, and is expected to account for 18% of the overall Indian retail trade by 2020, up from approximately 10% in 2015. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•	Leverage Our Experience in International Markets to Enhance Sales of Amira Branded Products. Consistent with our historical branded growth strategy, we plan to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. We have successfully used this strategy to increase our Amira branded presence in the United States, the UK, Germany, Saudi Arabia, Nigeria, France, Benin and Senegal, among other countries. From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.

•	Expand into New High-Growth Markets. We expect to continue to increase our international sales, which were 59.0% of our revenue for the fiscal year ended March 31, 2015, by expanding into new high-growth markets with large established rice consumption. We plan to expand our sales to more than 70 countries in total in next five years. We are currently focusing on Saudi Arabia, Bahrain, Jordan, Benin and certain countries in Africa, among other regions, which we chose based on market data collected by us, our local distributors and market research agencies.

•	Expand Our Presence in Large Developed Markets which tend to have Fragmented Positions in Rice. Despite its importance as a staple, the packaged rice market remains highly fragmented even in developed economies which typically see concentrated market positions across consumer categories. We believe that our unyielding focus on high quality, branded specialty rice will allow us to build a strong market position over time. As a result, we believe that developed markets such as the United States, the United Kingdom and Germany represent compelling growth opportunities for us in the near term.

•	Increase Processing Capacity and Operating Efficiencies to Capture Long Term Growth Opportunities and Drive Margin Expansion. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in Gurgaon, Haryana, India in 1995. We believe this facility remains one of the most sophisticated rice processing plants in India today. We have plans to construct a new processing plant in Karnal, Haryana, India, which we expect will more than double our production capacity from 24 metric tons per hour to 60 metric tons per hour.

History

Our business was originally founded in 1915 by the Chanana family as an agricultural commodities and salt trading business. Prior to 1947, we were one of the largest suppliers of grain to the British Indian Army. Following the partition of India and Pakistan, we re-located our business in New Delhi, India and expanded to include the trade and supply of lentils and other legumes to Indian government agencies. Throughout the 1960s and 1970s, we focused on the processing and distribution of legumes. In 1978, we first established an international business division which imported legumes. In 1985, we began to process and distribute Basmati rice in India and internationally. In 1995, we constructed what we believe was the first automated rice plant in India which we have continuously upgraded to increase capacity. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under his leadership, we have transitioned from a family owned and managed business to an international, professionally managed business. We launched the Amira branded strategy in 2008 to enhance our growth in both the India retail channel and globally. In 2012, we completed our IPO and were listed on the New York Stock Exchange (the “NYSE”).

Corporate Structure

ANFI was incorporated on February 20, 2012 as a BVI business company and currently has no direct operations of its own. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates. Since the completion of our IPO all our operations are conducted through Amira India and our international operating entities, which we control through our wholly owned subsidiary, Amira Mauritius.

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

As of March 31, 2015, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, and his affiliates, including various companies controlled directly by Mr. Chanana and indirectly controlled by him through members of his family. Together with Mr. Karan A. Chanana’s ownership of 69.5% (including share options granted and vested) of ANFI, Mr. Karan A. Chanana and his affiliates have an effective economic interest of 74.8% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be affected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described below. Following such purchase, Mr. Karan A. Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 69.5% (including share options granted and vested) of the ordinary shares of ANFI, will give Mr. Karan A. Chanana and his affiliates an effective economic interest in Amira India of 75.4%. As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

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

Our Organizational Structure

The diagram below illustrates our corporate structure as of March 31, 2015, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India as described previously. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the Exchange Agreement.

(1)	Assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)	Includes Share options granted and vested through March 31, 2015.

(3)	International subsidiaries include:
•	Amira I Grand Foods Inc.
•	Amira Food Pte. Ltd.
•	Amira C Foods International DMCC
•	Amira Foods (Malaysia) SDN. BHD.
•	Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)
•	Basmati Rice North America LLC
•	Amira G Foods Limited
•	Amira Ten Nigeria Limited

(4)	Subsidiaries include:
•	Amira K.A. Foods International DMCC
•	Amira Grand I Foods Inc.

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

The following table sets forth our significant subsidiaries as of March 31, 2015:

Name of company	Country of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Grand I Foods Inc.	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira K.A. Foods International DMCC	UAE	100% by Amira I Grand Foods Inc. (BVI)

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	United States	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	UAE	100% by Amira India

Amira Foods (Malaysia) SDN. BHD.	Malaysia	100% by Amira Food PTE Ltd.

Amira Basmati Rice GmbH EUR*	Germany	100% by Amira C Foods International DMCC

Basmati Rice North America LLC	United States	100% by Amira C Foods International DMCC

Amira G Foods Limited	United Kingdom	100% by Amira C Foods International DMCC

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC

* Formerly known as Basmati Rice GmbH Europe

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice. We also sell non-basmati rice and provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, snack and ready to heat meal products. Our product focus is what we refer to as “Food Connect”, or the bond and cultural connection that food creates between people. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

Amira Branded Products

Our Amira branded products, consist of several rice varieties, as well as a growing line of complementary products including ready to eat snacks, ready to heat meals, edible oil and organics.

Category	Brand/Product Line	Product Features
Premium Basmati Rice	• Amira Pure Basmati Rice • Amira Extra Long Grain Basmati Rice • Amira Indian Basmati Rice • Amira Brown Basmati Rice • Amira Traditional Basmati Rice • Smoked Basmati Rice	• Consists of the finest grains of aromatic Basmati • Aged for a minimum of 12 months • More than doubles in size when cooked • Rich taste and fragrant aroma

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

• Thai Jasmine rice is sourced from Thailand and has a fragrant aroma and chewy texture

• Sharbati Aromatic Long Grain Rice is an everyday rice for daily consumption and is often purchased by foodservice customers

• Amira Kheer Rice is formulated for rice pudding

• Amira Khichdi Rice is formulated for Indian and South Asian comfort food and is also used as infant and toddler food

Ready-To-Eat Snacks	• Amira Navratan Mix • Amira Aloo Bhujia • Amira Zabardast Slims • Amira Bikaneri Bhujia • Amira Khatta Meetha • Amira Moong Dal	• Crunchy, Indian-style ready-to-eat snacks • Popular among ethnic population • Mix of dried vegetables, nuts and legumes

Edible Oil	• Amira Palmolein	• Oils used in food preparation

We offer all of our products in an array of packages to meet different market needs. We continuously evaluate our existing products for quality, taste, nutritional value and cost and make improvements where possible. Additionally, we develop new products where we see market opportunity. We offer several types of rice, including AMIRA Brown Basmati, which is low-fat, cholesterol-free, high in fiber, and rich in vitamin B and manganese, and our Parboiled Basmati Products, which have 80% of the nutrients found in brown rice. In addition, we have begun to market Amira Smoked Basmati and Amira Organic Basmati in certain geographies.

Third Party Branded Products

We sell a number of varieties of Basmati and non-Basmati packaged rice to many large international and regional customers, such as Euricom Spa, Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE and the Seychelles State Trading Corporation Limited, who market them under their own brand through their own distribution networks. Our third party branded business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

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

Paddy and Semi-Processed Rice Procurement

Paddy Procurement

The primary raw material that we use in producing Basmati rice is Basmati paddy. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. The harvested grain is referred to as “paddy.” In India, Basmati paddy is typically harvested between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season, although we also purchase some quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices. Our Basmati procurement team purchases paddy to be stored for aging and processing throughout the year from the major Basmati paddy production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” and/ or through licensed procurement agents. Licensed procurement agents, or “puccaartiyas,” evaluate, test and purchase paddy on our behalf at mandis. We have non contractual long-standing relationships with procurement agents for sourcing paddy and are knowledgeable about and experienced with local areas and farmers.

Our ability to procure adequate quantities and good quality paddy is affected by demand and crop conditions. For example, yields of paddy could decrease and the price of paddy could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe paddy is generally available at reasonable, stable prices prevalent in current market. We have not encountered any processing interruptions due to paddy shortages since we commenced our Basmati operations in 1985.

Semi-Processed Rice Procurement

Semi-processed rice procurement is done through approved vendors. These vendors are sourced through approved brokers, many of whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged rice. We purchase the semi-processed rice, transport the product into our rice mill and then finish, pack, and sell the product to our customers and distributors.

Processed Rice Procurement

We purchase processed rice based on our specifications from third parties in India and internationally to supplement our product needs. We purchase the rice and then sell the product to our customers and distributors on our terms and conditions.

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

We have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU and the NOP, which tracks the U.S. FDA organic regulations.

Sales, Marketing and Distribution

As of March 31, 2015, we had 217 employees working in sales, marketing and distribution around the world, including 187 that are focused on the Indian market and 30 that are focused on the international market. We now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to promote the Amira brand name to our end-users.

As of March 31, 2015, our products also reach our Indian customers through our network of 206 regional distributors. Our products reach our international customers through our network of 23 international distributors, including ten distributors in United States who coordinate regional marketing, sales and distribution.

Customers

We sell our products through a broad distribution network in more than 60 countries throughout the world. Our Amira branded products are sold by Indian retailers such as Bharti Retail, Big Bazaar, Metro Cash & Carry, Reliance Retail Limited, Spencer’s Retail and Star Bazaar (Tesco India). We also sell in India to traditional retail (small, privately owned independent stores, typically at a single location) which we access through our distribution network. Internationally, our Amira branded products are sold by global retailers such as Asda, Carrefour, Costco, EDEKA, Jetro Restaurant Depot, HEB, Kaufland, Morrisons, Publix, REWE and Tesco. We also sell our products in India and internationally through the foodservice channel. Our third party branded products is sold to many international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog) and Platinum Corp. FZE, who market them under their own brands through their own distribution networks. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 29.9%, 34.3% and 33.4%, of our revenue in fiscal 2015, 2014 and 2013 respectively. Our largest single customer or distributor accounted for approximately 14%, 12% and 13% of our revenue during fiscal 2015, 2014 and 2013 respectively.

Competition

The global packaged rice market is highly fragmented with no dominant players on a global basis or in India. According to Euromonitor, for example, in 2015 the top 10 brands only accounted for approximately 11% of market share by value around the world. Competition in the rice markets is principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with various types of competitors in the fragmented and unorganized Basmati rice market, including other large Indian distributors and national rice brands, as well as, to smaller businesses in India and around the world. Internationally, our major competitors are leading Indian overseas Basmati rice companies, as well as non-India based companies that sell basmati and non-basmati rice. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal and Punjab, Rajasthan, Jammu and Kashmir, and in a part of the Punjab region located in Pakistan which enjoy the climatic conditions required to successfully grow Basmati rice. A type of rice similar to Basmati is grown and sold as Basmati rice from California and Texas, among other places.

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

Employees

As of March 31, 2015, 2014 and 2013, we had 445, 478 and 326 full time employees, respectively. As of March 31, 2015, we had 74 employees working in our finance, accounting & legal department, 217 working in sales, marketing & distribution, 56 working in HR, IT & administration, and 98 working in operations and processing facility. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

Insurance

We currently maintain commercial general liability insurance and property insurance. We also have liability insurance for our directors and officers.

Legal Proceedings

We are subject to litigation in the normal course of our business. Except as set forth below, we are not currently, and have not been in the recent past subject to any material legal, arbitration or government proceedings (including proceedings pending or known to be contemplated) that we believe could have a significant effect on our financial position or profitability.

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

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million ($11.7 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the CTA, the full bid amount was delivered to the COC and such amount was deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods. The CTA case is currently at the trial stage, and should the CTA rule against Amira C Foods, we intend to appeal the ruling.

Concurrently with the proceedings at the BOC, the Senate of the Philippines conducted fact-finding hearings in support of potential legislation with regard to these events. Mr. Protik Guha, our chief operating officer at that time, testified before one such hearing on August 22, 2012. On September 4, 2012, at a hearing that Mr. Guha did not attend, the Senate of the Philippines cited Mr. Guha in contempt for allegedly testifying falsely before the Senate and ordered his detention. This citation is an administrative and not a criminal matter. The Senate investigation against Mr. Guha has concluded. The Senate’s Report dated February 6, 2013 does not recommend any charge against Mr. Guha or Amira C Foods. However, the CTA case continues and is currently in progress and we believe that it is unlikely that the Company will suffer any financial loss as a consequence of this proceeding.

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former officers and directors.  The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company's Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.  The Company intends to contest these allegations vigorously and has moved to dismiss the lawsuit in its entirety.

In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against a short-selling firm, related entities and individuals as a result of their false accusations and their dissemination of material false, misleading and defamatory information about Amira. The Company is seeking damages and injunctive relief for defamation, trade libel, tortious interference with business relations, violations of Section 10(b) of the Securities Exchange Act of 1934, and a permanent injunction.

Seasonality of our Business

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

Further, agriculture produce market committee laws have been enacted by various Indian state governments for benefit of Indian farmers, providing for better regulation of the purchase, sale, storage and processing of agricultural produce, including rice, and the establishment of established market areas for such produce known as “mandis”, each governed by a market committee, within the respective state. Under the legislation, only persons with valid licenses are permitted to purchase, sell, store or process agricultural produce on behalf of buyers and sellers.

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

Environmental Regulations

We are subject to various environmental, health and safety laws and regulations. Our operations require various environmental and other permits covering, among other things, water use and discharges, waste disposal and air and other emissions. Although we have implemented procedures to comply with these laws and regulations, we cannot be sure that our measures are compliant or capable of eliminating the risk of injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes.

Compliance with applicable environmental, health and safety laws and regulations may be expensive, and the failure to comply could result in, among other things, the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most, if not all, of the countries in which we may seek to establish production capabilities or operate, and the scope and nature of these laws and regulations will likely be different from country to country. We have made, and expect to continue to make, expenditures pursuant to such laws and regulations. Environmental, health and safety laws could become more stringent over time, requiring us to change our operations or incur greater compliance or capital costs, or could provide for increased penalties for violations, all of which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability arising thereunder, could significantly harm our results of operations or financial condition. Major environmental laws applicable to our operations are set forth below.

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

Foreign Investment Regulations

Pursuant to the current Consolidated Foreign Direct Investment policy (effective from May 12, 2015) issued by the Department of Industrial Policy and Promotion of the Government of India, 100% foreign direct investment is allowed in services related to agricultural and related sectors.

Principal Operating Facilities

As of March 31, 2015, our material properties consist of two offices and one processing facility in India, seven international offices (one each in Dubai, Germany, Malaysia, Singapore, the United Kingdom and two offices in the United States), 15 distribution centers in India, 10 warehouse facilities in India, 4 warehouse facilities in the United States, one warehouse facility in Dubai, one warehouse facility in the UK, and one warehouse facility in Germany. We own our processing facility and lease our other properties.

Our current processing facility is located on nearly 20 acres in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of approximately 310,000 square feet. We also own 48.2 acres of land in Karnal, Haryana, India on which we intend to build a new processing facility utilizing a portion of the proceeds from our IPO. When completed, we expect our new facility to have total installed hourly milling capacity of approximately 60 metric tons of paddy per hour.

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

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales in over 60 countries. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the high growth Basmati rice sector. We completed an initial public offering in October 2012 and we are a NYSE-listed company trading under the stock symbol ANFI. For the fiscal year ended March 31, 2015, we had revenues of $700.0 million, adjusted EBITDA of $99.9 million, and adjusted profit after tax of $56.1 million.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold in more than 40 countries by global retailers such as ASDA, Bharti, Big Bazaar, Carrefour, Costco, Easyday, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Spencer’s, Tesco and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products in 40 countries throughout the rest of the world.

We have successfully expanded the Amira brand into more than 40 countries and are investing resources to further establish our brand as a premium, high quality packaged Basmati brand. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized each year by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. In 2014-2015, VWP World Brands recognized the Amira brand as “The Admired Brand of India.”

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2015, 2014 and 2013, we derived 66.6%, 65.2% and 76.1% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing and strong demand. According to CRISIL, total sales of Indian Basmati rice were approximately $6.9 billion in 2014, of which approximately 70% was sold internationally and 30% was sold in India. CRISIL estimates that global sales of Basmati grew by more than 15% from fiscal 2011 to 2014. While we expect growth to remain strong over time, we cannot guarantee that such growth materialize every year, furthermore any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2015, 2014 and 2013, our revenue from international sales was $413.3 million, $323.2 million and $224.8 million, respectively, and accounted for 59.0%, 59.1% and 54.3% respectively, of our revenue in these periods. We sold our products to customers in over 60 countries and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2015	FY 2014	FY 2013
	(Amount in $ million)
EMEA	403.2	237.5	193.3
Asia Pacific (excluding India)	0.8	73.9	24.7
North America	9.3	11.8	6.8
Total	413.3	323.2	224.8

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

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008. In fiscal 2015 Amira branded products sales amounted to $357.5 million, which consist of several rice varieties and ready-to-eat snacks. Our Amira branded products are sold by retailers in India such as Bharti, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail and Star Bazaar (Tesco in India), and by global retailers in more than 40 international markets including both emerging and developed markets such as Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrison’s, Publix, REWE, Tesco (UK), Waitrose and through the foodservice channel.

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

Consistent with our historical branded growth strategy, we plan to leverage our success in existing international markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We intend to either launch or increase our Amira branded presence into a total of 70 countries in the next five years.

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between the time of purchase of raw material - Basmati paddy and the final sale of packaged Basmati rice. Our average combined holding period of processed Basmati rice and paddy was in the range of 9 months to 12 months. Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2015, 2014 and 2013, we had $211.0 million, $184.8 million and $161.6 million of total indebtedness, respectively, of which more than 99% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to use part of the proceeds of our IPO to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2015 with the addition of a new milling plant located in Karnal, Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we also plan to close down the oldest two of the three milling plants at our existing facility in Gurgaon, each of which has a milling and sorting capacity of 6 metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour. In fiscal 2014, Amira India entered into a contract of $8.3 million with Buhler India Private Limited, for the purchase of 48 tons per hour paddy processing equipment in connection with the new milling plant. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2015, 2014 and 2013 were 79.4%, 75.7% and 77.3%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

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

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are primarily denominated in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2015, 2014 and 2013, our revenue from international sales was 59.0%, 59.1% and 54.3%, respectively, of our revenue. As of March 31, 2015, foreign currency receivables were $0.8 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We enter into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. Forward foreign currency exchange contracts outstanding as of March 31, 2015, 2014 and 2013 were $133.8 million, $92.3 million and $73.4 million, respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee depreciated significantly against the U.S. dollar during fiscal 2014, and this nature of depreciation in the future, may impact our results of operations in future periods.

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

We have designated certain derivative instruments as hedging instruments in a cash flow hedge relationship. All derivative financial instruments used for hedge accounting are recognized and measured at fair value. Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, a component of equity to the extent that the hedges are effective. To the extent that the hedge is ineffective, changes in fair values are recognized in the consolidated statements of profit or loss and reported in “Other gains and (losses)”. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated statements of profit or loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated statements of profit or loss. Previously, before March 31, 2012 such derivative financial instruments were not designated as effective hedges, and all changes in instruments’ fair value that were reported in the consolidated statements of profit or loss were included in “Other gains and (losses)”.

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

•	Our results of operations for the fiscal years ended March 31, 2015, 2014 and 2013, respectively, were as follows:

	(Amounts in USD)
	Fiscal years ended
	March 31, 2015	March 31, 2014	March 31, 2013
Revenue	$700,044,891	$547,344,368	$413,682,574
Other income	186,404	160,064	94,368
Cost of materials	(619,100,865)	(454,123,161)	(347,341,159)
Change in inventory of finished goods	63,181,906	39,859,583	27,594,211
Employee benefit expenses	(11,831,777)	(11,642,833)	(5,553,197)
Depreciation and amortization	(2,396,874)	(2,064,264)	(1,943,846)
Freight, forwarding and handling expenses	(16,508,963)	(23,359,177)	(20,985,039)
Other expenses	(24,609,109)	(22,855,617)	(14,676,910)
	$88,965,613	$73,318,963	$50,871,002
Finance costs	(34,988,422)	(25,859,231)	(21,751,614)
IPO expenses	—	—	(1,750,082)
Finance income	2,256,120	2,766,518	802,146
Other gains and (losses)	5,534,369	(2,800,475)	(654,852)
Profit before tax	$61,767,680	$47,425,775	$27,516,600
Income tax expense	(8,603,974)	(9,293,071)	(8,267,562)

Profit after tax for the year	$53,163,706	$38,132,704	$19,249,038
Profit after tax for the year attributable to:
Shareholders of the Company	42,125,065	29,956,327	15,056,309
Non-controlling interest	11,038,641	8,176,377	4,192,729

Earnings per share
Basic earnings per share (1)	$1.47	$1.04	$0.63
Diluted earnings per share (1)	$1.46	$1.04	$0.63

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. The dilutive impact of total share options 721,535 granted to Mr. Karan A. Chanana in the years ended March 31, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is not material and hence there is no change in the presented Basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2015 and 2014

Our results of operations for fiscal 2015 and 2014, respectively, were as follows:

Revenue

Revenue for fiscal 2015 was $700.0 million, an increase of $152.7 million or 27.9% compared to $547.3 million in fiscal 2014. The revenue increase was primarily due to increased sales volumes for our Amira branded products both in India and internationally.

 Revenue for our Amira branded and third party branded products was $663.0 million in fiscal 2015, up by approximately $185.0 million or 38.7% compared to $478.0 million for the same period in fiscal 2014. Our Amira branded sales increased by $118.7 million, or 49.7% to $357.5 million, benefiting from increased volumes and the conversion of some of our historical third party branded partners to the Amira brand. Third party branded sales were $305.5 million in fiscal 2015 compared to $239.1 million in fiscal 2014. Sales to the Company’s institutional customers were $37.0 million during fiscal 2015 compared to $69.4 million in fiscal 2014.

Revenue in India was $286.7 million in fiscal 2015, an increase $62.6 million or 28.0% compared to $224.1 million in fiscal 2014. Revenue in India benefited from an increase of larger distributors and the launch of company managed distribution centers, which were more successful at selling our products, enabling us to increase volumes, while also increasing pricing to offset input costs. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar in fiscal 2015. Our sales in India, increased by approximately 29.5%, when measured in Indian rupees in fiscal 2015.

Revenue from international sales increased by $90.1 million, or 27.9%, to $413.3 million in fiscal 2015 from $323.2 million in fiscal 2014, primarily due to increased sales volume of our Amira branded products.

The improvement in our revenue from sales of both Amira branded and third party branded products is a result of our current strategy of expanding our brand penetration in existing markets and accessing new international markets.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2015		FY 2014
	Amount in $ million	%	Amount in $ million	%
India	286.7	41.0%	224.1	40.9%
EMEA	403.2	57.6%	237.5	43.4%
Asia Pacific (excluding India)	0.8	0.1%	73.9	13.5%
North America	9.3	1.3%	11.8	2.2%
Total	700.0	100.0%	547.3	100.0%

Other income

Other income remained the same at $0.2 million for each of the year ended March 31, 2015 and 2014.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $555.9 million or 79.4% of revenue in fiscal 2015, compared to $414.3 million or 75.7% of revenue in fiscal 2014. Our cost of material including change in inventory of finished goods as a percentage of revenue, was negatively impacted due to exchange fluctuation on revenue which has been partially offset by a foreign exchange gain/ (loss) based on our hedging policy. Accordingly, our cost of material including change in finished goods as a percentage of revenue plus foreign exchange gain/ (loss) (due to hedging of foreign exchange risk) increased to 78.7% as compared to 76.7% in the corresponding period in the prior year.

Employee benefit expenses

Employee benefits expenses increased by $0.2 million to $11.8 million in fiscal 2015 from $11.6 million in fiscal 2014, primarily due to increase in the number of international employees, which was largely offset by a decrease in the non-cash charge for share based compensation of $1.7 million incurred during the year ended March 31, 2015 as compared to same period last year. As a percentage of revenue, employee benefit expenses were 1.7% and 2.1% in fiscal 2015 and 2014, respectively.

Depreciation and amortization

Depreciation and amortization expense increased by $0.3 million to $2.4 million in fiscal 2015 as compared to $2.1 million in fiscal 2014. As a percentage of revenue, depreciation and amortization costs were 0.3% and 0.4% in fiscal 2015 and 2014, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $16.5 million or 2.4% of sales in fiscal 2015 compared to $23.4 million or 4.3% of sales in fiscal 2014. Freight, forwarding and handling expenses declined as a percent of revenue due to increased operating efficiencies, as well as benefit of more shipments involving free on board (FOB) terms during fiscal 2015, as compared to fiscal 2014, when we had more sales involving payment of shipping, insurance and freight costs.

Other expenses

Other expenses increased by $1.7 million, or 7.7%, to $24.6 million in fiscal 2015 from $22.9 million in fiscal 2014, primarily due to one-time fees and expenses amounting to $1.2 million associated with our proposed Senior Secured Second Lien Notes offering which was launched in fiscal 2015 but was not completed due to market conditions. As a percent of revenue, other expenses decreased to 3.5% in fiscal 2015 from 4.2% in fiscal 2014.

Finance costs

Finance costs were $35.0 million in fiscal 2015 compared to $25.9 million in fiscal 2014. The increase of $9.1 million in finance costs was primarily due to discontinuation of an interest rebate scheme by Government of India and an increase in our short term debt. The increase in short term debt during the period is consistent with the working capital requirements of our publicly stated growth forecasts.

Finance income

Finance income was $2.3 million in fiscal 2015 compared to $2.8 million in fiscal 2014.

Other gains and (losses)

Other gains and (losses) were a gain of $5.5 million in fiscal 2015 compared to a loss of $2.8 million in fiscal 2014, mainly due to settlement of foreign currency forward contracts during the period.

Profit before tax

Profit before tax increased by $14.4 million, or 30.2%, to $61.8 million in fiscal 2015 from $47.4 million in fiscal 2014. This increase was primarily due to an increase in revenue from both the Indian and international markets. Our key strategy of focusing on emerging growth markets supported this growth in profits. Profit before tax as a percentage of revenue was 8.8% and 8.7% in fiscal 2015 and fiscal 2014.

Income tax expense

Corporate tax expense was $8.6 million and our effective tax rate was 13.9% in fiscal 2015. This compares favorably to our fiscal 2014 corporate tax expense of $9.3 million and effective tax rate of 19.6%. The reduction in effective tax rate was primarily due to an increase in revenue and corresponding profit from lower tax jurisdictions (e.g. Dubai) in fiscal 2015. We recognized our income tax liability of $14.4 million and deferred tax liability of $6.2 million as of March 31, 2015. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax increased by $15.1 million, or 39.4%, to $53.2 million in fiscal 2015 from $38.1 million in fiscal 2014, due to the reasons mentioned above. Profit after tax as a percentage of revenue increased to 7.6% in fiscal 2015 from 7.0% in fiscal 2014.

Comparison of the Fiscal Years ended March 31, 2014 and 2013

Our results of operations for fiscal 2014 and 2013, respectively, were as follows:

Revenue

Revenue for fiscal 2014 was $547.3 million, an increase of $133.7 million or 32.3% compared to $413.7 million in fiscal 2013. The revenue increase was primarily due to increased sales volumes and pricing for our Amira branded and third party branded products both in India and internationally, as well as a significant increase in our institutional sales. Revenue also benefited from the inclusion of revenue of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) for the quarter ended March 31, 2014, which was acquired in January 2014. Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) had approximately $9 million in sales for the twelve months ended December 31, 2013.

 Revenue for our Amira branded and third party branded products was $477.9 million in fiscal 2014, up approximately $71.8 million compared to $406.2 million for the same period in fiscal 2013. Amira branded sales increased by $47.0 million, or 24.5% to $238.8 million, and third party branded sales increased by $24.7 million, or 11.5% to $239.1 million. Sales to the Company’s institutional customers were also up significantly, contributing $69.4 million in revenue during fiscal 2014.

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

Other expenses

Other expenses increased by $8.2 million, or 55.7%, to $22.9 million in fiscal 2014 from $14.7 million in fiscal 2013. The increase was primarily due to increases in legal and professional, advertising and business promotion expenses which are in line with our business growth. As a percent of revenue, other expenses increased to 4.2% in fiscal 2014 from 3.5% in fiscal 2013.

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

IPO expenses

We incurred no expenses in fiscal 2014 related to our initial public offering which was completed in October 2012. IPO expenses in fiscal year 2013 amounted to $1.8 million, representing NYSE listing fees and certain legal and consulting fees related to the IPO.

Finance income

Finance income was $2.8 million in fiscal 2014 compared to $0.8 million in fiscal 2013. This increase was primarily due to income earned on funds reserved for our new processing facility pending their utilization.

Other gains and (losses)

Other gains and (losses) increased by a loss of $2.1 million, or 327.6%, to a loss of $2.8 million in fiscal 2014 from a loss of $0.7 million in fiscal 2013, mainly due to settlement of foreign currency forward contracts during the period.

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

	FY 2015				FY 2014
	Three months ended				Three months ended
	March 31, 2015*	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014*	December 31, 2013	September 30, 2013	June 30, 2013
	(Unaudited, Amount in $)
Revenue	227,437,042	192,407,304	141,387,573	138,812,972	186,569,660	142,478,370	108,011,250	110,285,088
Other income	93,712	18,033	24,200	50,459	51,944	13,057	57,187	37,876
Cost of material	(191,826,862)	(159,601,896)	(123,435,208)	(144,236,899)	(163,091,891)	(109,089,976)	(92,069,372)	(89,871,922)
Change in inventory of finished goods	7,120,027	6,949,431	13,123,609	35,988,839	25,664,314	1,710,878	10,115,880	2,368,511
Employee benefit expenses	(2,068,460)	(4,344,311)	(2,860,498)	(2,558,508)	(2,539,798)	(4,850,720)	(2,107,397)	(2,144,918)
Depreciation and amortization	(617,960)	(576,736)	(582,127)	(620,051)	(591,994)	(521,070)	(462,317)	(488,883)
Freight, forwarding and handling expenses	(2,497,354)	(4,595,471)	(4,540,401)	(4,875,737)	(7,451,752)	(6,045,737)	(3,320,673)	(6,541,015)
Other expenses	(6,970,665)	(6,071,914)	(6,122,934)	(5,443,596)	(10,754,376)	(5,644,163)	(3,035,481)	(3,421,597)
	30,669,480	24,184,440	16,994,214	17,117,479	27,856,107	18,050,639	17,189,077	10,223,140
Finance costs	(11,922,192)	(7,928,780)	(8,105,864)	(7,031,586)	(6,995,084)	(8,284,701)	(5,415,924)	(5,163,522)
Finance income	623,957	548,802	447,315	636,046	517,989	685,383	778,169	784,977
Other gains and (losses)	991,3341	1,251,358	2,029,103	1,262,567	(2,088,912)	(902,391)	(3,567,810)	3,758,638
Profit before tax	20,362,586	18,055,820	11,364,768	11,984,506	19,290,100	9,548,930	8,983,512	9,603,233
Income tax expense	(974,181)	(3,927,670)	(926,432)	(2,775,691)	(2,512,762)	(1,819,944)	(2,703,828)	(2,256,537)
Profit after tax	19,388,405	14,128,150	10,438,336	9,208,815	16,777,338	7,728,986	6,279,684	7,346,696

*The figures of the last quarter of the fiscal year are the balancing figures between the audited figures in respect of the full fiscal year and the published year-to-date unaudited figures up to the third quarter of the relevant fiscal year.

Liquidity and Capital Resources

As of March 31, 2015, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $132.1 million;

•	other facilities, aggregating $75.1 million;

•	related party debt, aggregating $1.2 million;

•	term loan facilities (including current portion of long-term debt amounting to $1.0 million), aggregating $2.5 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.1 million), aggregating $0.2 million; and

•	trade payables, aggregating $34.3 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of March 31, 2015, the Group had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

March 31, 2015
(Amount in $)
Working capital – fund based	11,122,064
Letter of credit and bank guarantee – non fund based	3,557,587
Total	14,679,651

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2015	2014	2013
Secured revolving credit facilities	Floating Rates of Interest	13.2%	11.7%	12.9%
Other facilities	Floating Rates of Interest	11.0%	12.2%	12.5%
Related party debt	Fixed Rate of Interest	11.6%	11.6%	11.6%
Term loans	Floating Rate of Interest	12.5%	12.5%	12.6%
Vehicle loan	Fixed Rate of Interest	10.8%	9.2%	10.6%
Trade payables	Fixed Rate of Interest	21.0%	21.0%	21.6%

The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 12 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank and Bank of Baroda.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a director of Amira India). Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 12 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $238.7 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Anita Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda and ICICI Bank for amounts not exceeding $0.2 million and $2.3 million, respectively, guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana and Ms. Anita Daing, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s and Ms. Anita Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2015), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

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

In fiscal 2015, 2014 and 2013 we spent $2.4 million, $3.7 million and $0.9 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2015, our primary sources of liquidity, aside from our secured revolving credit facilities, were $46.7 million of cash and cash equivalents and $8.6 million of short-term investments, which were available on demand. Following our receipt of approximately $81 million in net proceeds from the IPO on October 15, 2012, $52 million of the proceeds were used for the repayment of indebtedness, $25 million were held in interest-bearing deposit-with banks, pending the construction of a new processing facility, and $4 million was retained for future operating expenses through 2015 (of which $0.44 million remains as of March 31, 2015 as part of cash and cash equivalents).

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $130.4 million as of March 31, 2015.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $19.6 million as of March 31, 2015.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2015	2014	2013
	(Amount in $ million)
Net cash generated from/(used in) operating activities	7.4	3.0	(58.6)
Net cash used in investing activities	(0.5)	(4.3)	(0.6)
Net cash generated from financing activities	3.8	10.5	86.7
Effect of change in exchange rate on cash and equivalents	(1.6)	(4.9)	(2.6)
Net increase/(decrease) in cash and cash equivalents	9.1	4.3	24.9
Cash and cash equivalents at the beginning of the year	37.6	33.3	8.4
Cash and cash equivalents at the end of the year	46.7	37.6	33.3

Net cash generated from/ (used in) operating activities

In fiscal 2015, net cash generated from operating activities was $7.4 million in comparison to cash generated of $3.0 million in fiscal 2014, primarily due to an increase in profit after tax which helped to offset increase in our receivables and inventory and decrease in payables.

In fiscal 2014, net cash generated from operating activities was $3.0 million compared to cash use of $58.6 million in fiscal 2013, primarily due to an increase in profit after tax and increased payables which helped to offset increase in our receivables and inventory.

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

Net cash used in investing activities

In fiscal 2015, cash used in investing activities was $0.5 million compared to $4.3 million in fiscal 2014 which was primarily due to the purchase of tangible assets and acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe), and Basmati Rice North America LLC in fiscal 2014.

In fiscal 2014, cash used in investing activities was $4.3 million compared to $0.6 million of cash used in fiscal 2013, which was primarily due to the purchase of tangible assets and acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC.

Net cash generated from financing activities

In fiscal 2015, cash generated from financing activities was $3.8 million which was primarily due to the net proceeds of $35.4 million from the incurrence of short-term debt. We paid long-term debt of $1.2 million and interest of $30.4 million during the fiscal 2015.

In fiscal 2014, cash generated from financing activities was $10.5 million which was primarily due to the net proceeds of $38.0 million from the incurrence of short-term debt. This allowed us to repay a long-term debt of $1.8 million and interest of $25.9 million.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	1.2	1.2	-	-	-
Non-Current portion of Long Term Debt	1.5	-	0.9	0.6
Interest liability	0.4	0.3	0.1	-	-
Total Long-Term Debt Obligations (A)	3.1	1.5	1.0	0.6	-
Operating Lease Obligations (B)	0.5	0.5	-	-	-
Short-Term Debt Obligations:
Current Debt	209.6	209.6	-	-	-
Less: Current portion of Long-Term Debt	(1.2)	(1.2)	-	-	-
Trade Payables	34.3	34.3	-	-	-
Other Financial Liabilities	7.0	7.0	-	-
Total Short-Term Debt Obligations (C)	249.7	249.7	-	-	-

Total Contractual Obligations (A)+(B)+(C)	253.3	251.7	1.0	0.6

Capital commitments

Capital commitments net of advances amounted to $9.08 million, $6.9 million and $0.4 million as of March 31, 2015, 2014 and 2013 respectively.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2015, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

Critical Accounting Policies and Estimates

Information relating to “Critical Accounting Policies and Estimates” are described in detail under the heading “Item 18. Financial Statements – Note 6”.

New standards/amendments relevant for the Group adopted from April 1, 2014 and new standards/amendments issued but not yet effective relevant for the Group

Information relating to “New standards/amendments relevant for the Group adopted from April 1, 2014” and “New standards/amendments issued but not yet effective relevant for the Group” are described in detail under the heading “Item 18. Financial Statements – Note 4 and 5”.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), non-recurring IPO-related expenses, income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for fiscal 2015, fiscal 2014 and fiscal 2013, respectively and onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015 (3) adjusted profit after tax, as profit after tax plus non-recurring IPO-related expenses for fiscal 2013 and non-cash expense for share-based compensation for fiscal 2015, fiscal 2014 and Fiscal 2013, respectively and onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India;, during the applicable period; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

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

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2015	2014	2013
	(Amount in $)
Profit after tax (PAT)	53,163,706	38,132,704	19,249,038
Add: Income tax expense	8,603,974	9,293,071	8,267,562
Add: Finance costs (net of finance income)	32,732,302	23,092,713	20,949,468
Add: IPO-related expenses	-	-	1,750,082
Add: Depreciation and amortization	2,396,874	2,064,264	1,943,846
EBITDA	96,896,856	72,582,752	52,159,996
Add: Non-cash expenses for share-based compensation	1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	1,256,995	-	-
Adjusted EBITDA	99,872,888	75,456,762	52,387,670

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2015	2014	2013
	(Amount in $)
Profit after tax (PAT)	53,163,706	38,132,704	19,249,038
Add: IPO-related expenses	-	-	1,750,082
Add: Non-cash expenses for share-based compensation	1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	1,256,995	-	-
Adjusted profit after tax	56,139,738	41,006,714	21,226,794

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2015	2014	2013
		(Amount in $)

Profit after tax (PAT)		53,163,706	38,132,704	19,249,038
Profit attributable to Shareholders of the company	(A)	42,125,065	29,956,327	15,056,309
Weighted average number of shares (for Basic earnings per share)	(B)	28,723,273	28,672,840	23,802,786
Weighted average number of shares (for diluted earnings per share)	(C)	28,927,135	28,888,163	23,802,786
Basic earnings per share as per IFRS	(A) ÷ (B)	1.47	1.04	0.63
Diluted earnings per share as per IFRS	(A) ÷ (C)	1.46	1.04	0.63

Share Issuable under share swap agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	35,932,569	35,893,597	35,676,434

Profit after tax (PAT)		53,163,706	38,132,704	19,249,038
Add: IPO-related expenses		-	-	1,750,082
Add: Non-cash expenses for share-based compensation		1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		1,256,995	-	-
Adjusted profit after tax	(F)	56,139,738	41,006,714	21,226,794

Adjusted earnings per share	(F) ÷ (E)	1.56	1.14	0.59

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

		Fiscal year ended March 31,
	2015	2014	2013
	(Amount in $)
Current assets:
Inventories	262,887,805	254,952,549	181,459,799
Trade receivables	130,398,610	80,882,986	66,792,434
Derivative financial assets	638,467	2,352,886	1,260,512
Other financial assets	9,956,265	9,768,514	9,821,263
Prepayments	19,610,778	8,361,244	8,386,856
Other current assets	865,458	765,655	1,034,787
Cash and cash equivalents	46,660,922	37,606,098	33,270,338
Total current assets	471,018,305	394,689,932	302,025,989

Current liabilities:
Trade payables	34,336,831	41,197,158	4,516,657
Debt	209,578,866	182,103,347	156,785,820
Current tax liabilities (net)	14,364,651	9,644,944	2,658,236
Derivative financial liabilities	280,560	-	-
Other financial liabilities	6,977,989	6,031,593	2,836,252
Other current liabilities	2,194,082	1,980,369	2,557,551
Total current liabilities	267,732,979	240,957,411	169,354,516

Working Capital (Total current assets minus Total current liabilities)	203,285,326	153,732,521	132,671,473
Less: Cash and cash equivalents	46,660,922	37,606,098	33,270,338
Add: Current debt	209,578,866	182,103,347	156,785,820
Adjusted net working capital	366,203,270	298,229,770	256,186,955

5.	Reconciliation of total current and non-current debt to net debt:

		Fiscal year ended March 31,
	2015	2014	2013
	(Amount in $)
Current debt	209,578,866	182,103,347	156,785,820
Non-current debt	1,465,707	2,739,414	4,831,416
Total current and non-current debt as per IFRS	211,044,573	184,842,761	161,617,236
Less: Cash and cash equivalents	46,660,922	37,606,098	33,270,338
Net debt	164,383,651	147,236,663	128,346,898

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                  Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	42	Chairman of the Board of Directors and Chief Executive Officer
Bruce C. Wacha	43	Chief Financial Officer and Executive Director
Neal Cravens(1)(2)(3)	63	Independent Director
Shiv Surinder Kumar(1)(2)(3)	51	Independent Director
Harash Pal Sethi(1)(2)(3)	65	Independent Director
Protik Guha	45	Chief Executive Officer of Amira India
Rajesh Arora	50	Senior Executive Director of Finance of Amira India
Ashish Poddar	37	Executive Director of Finance of Amira India
Neil Turpin	46	Chief Executive Officer of UK
Tobias Strerath	34	Chief Executive Officer of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe),
Alireza Yazdi	47	Vice President of Amira I Grand Foods Inc., USA

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee

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

Mr. Neal Cravens has been a member of our board of directors since October 2012. Previously, Mr. Cravens served as the Chief Financial Officer of Cott Corporation, a leading global supplier of private label soft drinks from 2009 to 2012. From 2005 to 2009, he served in various capacities including Chief Financial Officer of Advantage Sales and Marketing LLC, a consumer products broker, Chief Financial Officer of Almatis, a leading global supplier of specialty alumina and Senior Vice President of Finance at Warner Music Group. Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media & entertainment company, including senior Vice President of Finance, Chief Accounting Officer and Vice President of planning, mergers and acquisitions. He also served as Executive Vice President and Chief Financial Officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A. Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976.

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

Mr. Harash Pal Sethi has been a member of our Board of Directors since November 2013. He brings with him over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London-based firm providing audit, accounting, tax and consulting services to family-owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. Since 2008, he has been an advisor to the JKS Restaurants (formerly known as Trishna Group), which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development. Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company between 2002 and 2013. As a member of the board of directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Shri Ram College of Commerce, Delhi University, India in 1972. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

Mr. Protik Guha has served as Chief Executive Officer of Amira India since May 2011 and he is responsible in conjunction with the rest of the Core Management Committee (which include the CEO, CFO, Heads of Finance, HR , Organics and Retail) for running Amira India. Previously, Mr. Guha also served as Chief Operating Officer of the Company from February 2012 to August 2013, Executive Director of Amira India from August 2009 to May 2011 and Vice President of Amira India from April 2007 to August 2009. Mr. Guha’s responsibilities at Amira India have included sales, marketing and overseeing the Company in the Indian and international markets. Mr. Guha received a Bachelor’s degree from the University of Delhi in 1990 and an executive post-graduate degree in Export Management from the Indian Institute of Foreign Trade, New Delhi, in 1995.

Mr. Rajesh Arora is Senior Executive Director of Finance of Amira India and has been with Amira India since 1998. Previously, from 1988 to 1998, Mr. Arora was with Pure Drinks (New Delhi) Ltd. Mr. Arora is a Chartered Accountant, qualified in 1988 and is a member of the Institute of Chartered Accountants of India. He received a Bachelor of Commerce, with Honors, from Delhi University in 1985.

Mr. Ashish Poddar has been the Executive Director of Finance of Amira India since October 2012. He also served as Chief Financial Officer of the Company from December 2012 to May 2014. Mr. Poddar has more than 16 years of financial experience. Previously, Mr. Poddar was a Senior Manager in the Finance & Enterprise Performance Management Division of Accenture Services Private Limited from 2007 to 2012, primarily focusing on international management consulting assignments in corporate finance, risk management, performance management, and finance operations. Prior to Accenture, from 2006 to 2007, Mr. Poddar served as Manager Equity Accounts at Yum! Restaurants International - brand owners of KFC, Pizza Hut, and Taco Bell. From 2005 to 2006, Mr. Poddar served as Assistant Finance Controller, Sarbanes-Oxley Act Compliance Officer & Internal Auditor at Carrier Air Conditioning and Refrigeration. Mr. Poddar has previously held positions at leading public accounting firms, including PricewaterhouseCoopers and Deloitte Haskins & Sells. Mr. Poddar is a Chartered Accountant, qualified in 2001 and is a member of the Institute of Chartered Accountants of India. He received a Bachelor of Commerce, with Honors, from Shriram College of Commerce, Delhi University in 1999.

Mr. Tony O'Connor joined the Company in January 2013 and was appointed Chief Executive Officer of UK & Europe in July 2013. He has over 40 years’ experience in the UK food industry and previously held senior management roles at RHM, Nestle and Veetee Rice Ltd. His most recent role before joining Amira was as Chief Operating Officer and Group Sales Director of Veetee Rice. He was appointed as Chairman of The UK Rice Association in 2012. Mr. O’Connor retired from the services of the company on December 21, 2015.

Mr. Neil Turpin joined the Company in December 2015 as Chief Executive Officer of the United Kingdom. He has over 25 years’ experience in the UK food industry and has previously held senior management roles at Pukka Herbs Ltd., Green Seed Group North America, Cadbury Adams, Green & Black’s Ltd., and GlaxoSmithKline. His most recent role before joining Amira was as Chief Executive Officer of Pukka Herbs Ltd. Prior to Pukka Herbs, Mr. Turpin served as Managing Partner and Co-Owner of Green Seed North America, a consumer products focused consulting firm. Mr. Turpin is also a founding investor and non-executive director of Siggi’s Dairy. Mr. Turpin received a Bachelor of Business Studies, with Honors, from Oxford Brookes University in 1992.

Mr. Tobias Strerath joined the Company as a result of its acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) in January 2014. He was named Chief Executive Officer of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) in May of 2013 and retains that title in his current role at Amira. He initially joined Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) in 2008. After spending time in operations, Mr. Strerath co-founded Basmati Rice North America, LLC in Los Angeles, CA in 2010 in order to build a second infrastructure for a foreign market entry. In 2012, Mr. Strerath moved to Atlanta, GA to run Basmati Rice North America, LLC as Chief Operating Officer. In 2013, Mr. Strerath returned to Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) to replace the former Chief Executive Officer. Mr. Strerath has held positions at Michael Page International and Ziami GmbH as well as Ziami, Inc. Mr. Strerath studied International Business Administration at the European Management Academy in Germany with semesters abroad in London and Dublin.

Mr. Alireza Yazdi joined the Company in 2008 as a Vice President of Amira I Grand Foods Inc., USA with more than 20 years of experience in the operation, distribution and retailing of the basmati rice industry in the United States and Canada. Mr. Yazdi is responsible for the Company’s revenue, operation and corporate planning functions. Previously, Mr. Yazdi worked with Kusha Rice Corporation as a General Manager for more than 13 years and was instrumental in launching the Royal brand in the United States. In 2006 he started his own distribution business of rice, and olive oil from Spain. Mr. Yazdi received a Bachelor of Science in Industrial Engineering from the Complutense University of Madrid.

None of our officers and directors are related to each other.

B.	Compensation

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $224,478 as compensation for services of four independent directors to the board of directors and its committees for the fiscal year 2015. Mr. Bimal Raizada passed away on March 19, 2015, at the age of 70. Mr. Bimal Raizada received $59,478 cash compensation for the fiscal year ended March 31, 2015. Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi each received cash compensation of $55,000 for the fiscal year ended March 31, 2015 for their services as directors. Additionally, Mr. Neal Cravens and Mr. Shiv Surinder Kumar are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service in October every year, as a director. Accordingly,

•	Mr. Neal Cravens received ordinary shares having a value of $55,000 (based on the fair market value of such ordinary shares on the grant date) on October 15, 2014 for the period October 2013 to October 2014.

•	Mr. Shiv Surinder Kumar received ordinary shares having a value of $55,000 (based on the fair market value of such ordinary shares on the grant date) for the completion of one year on June 5, 2014 and he further received shares having a value of $20,041 (based on the fair market value of such ordinary shares on the grant date) on a pro-rated basis on October 15, 2014

•	We have created a provision for Mr. Kumar and Mr. Cravens for the shares they have to receive in October 2015 (fiscal year 2016), on a pro-rata basis until March 2015 amounting to $50,329.

We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

Executive Officer Compensation

For the fiscal year ended March 31, 2015 we recognized an expense of approximately $4.0 million relating to our executive officers’ compensation (including share-based compensation) and with the exception of Mr. Karan A. Chanana and Mr. Bruce C Wacha, no employee received more than $215,000 in total compensation in fiscal year ended March 31, 2015.

In addition we granted to Mr. Chanana pursuant to 2012 Omnibus Securities and Incentive Plan (the “2012 Plan”), 100,000 share awards for the fiscal year ended March 31, 2015. As a result, $1.6 million in charges for share awards granted were charged to the consolidated statement of profit or loss for the fiscal year ended March 31, 2015. Other than Mr. Chanana, none of our executive officers received non-cash compensation for the fiscal year ended March 31, 2015.

Compensation for our CEO and CFO	Karan A. Chanana	Bruce C. Wacha
	(Amount in $)
Annual Salary	540,000	352,989
Cash Bonus	351,000	75,000
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)	1,612,000	-
Other Compensation	120,000	-
Total	2,623,000	427,989

On July 7, 2015, the Compensation Committee of the Company has approved:

•	the grant of options to purchase 367,749 of the Company’s ordinary shares to Mr. Chanana for an option price per share equal to $10.00. These share options (fair value of $1,890,910 as on the grant date) were granted in the subsequent period as on July 7, 2015 and are non-adjusting event for the year ended March 31, 2015 (see “Item 18. Financial Statements”; under Note 41 “Events after the reporting period”).

•	the grant of 6,539 ordinary equity shares to Mr. Wacha to be vested in three equal annual instalments starting from July 7, 2016. This is a non-adjusting event for which the corresponding charge amounting to $75,000 will be amortized over three years starting from the fiscal year 2016.

•	the grant of options to purchase 27,987 of the Company’s ordinary shares to Mr. Wacha for an option price per share equal to $11.47. These share options (fair value of $125,000 as on the grant date) have been granted following the end of 2015 as on July 7, 2015and constitutes a non-adjusting event for the year ended March 31, 2015. These share options to be vested in three equal annual instalments starting from July 7, 2015. (see “Item 18. Financial Statements”; under Note 41 “Events after the reporting period”).

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

For the fiscal year ended March 2015, Mr. Chanana was paid an annual base salary of $540,000. Under the terms of his agreement Mr. Chanana was also reimbursed for all business and travel expenses, annual living expenses of $120,000 and a discretionary annual target bonus of $351,000 based on the achievement of certain performance objectives. Additionally, on October 15, 2012, upon the closing of our IPO, Mr. Chanana was granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on October 15, 2012, with an exercise price equal to the per share offering price. The options had a vesting period of 48 equal and consecutive monthly installments commencing on the first month anniversary date of grant. This vesting period was amended by the Board on December 9, 2013 which made the options immediately exercisable. Consequently, the total cost of these share options has been charged to the consolidated statements of profit or loss for the fiscal year ended March 31, 2014.

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

On June 15, 2014, the Board of Directors increase Mr. Chanana’s annual base salary from $475,200 to $540,000 for the fiscal year 2015 which is an increase of 13.6% over Mr. Chanana’ s base salary for 2013-2014.

 On July 18, 2014, an addendum to the Employment Agreement was entered into between the Company and Mr. Chanana. This amendment allows for reimbursement of all business-related expenses incurred by Mr. Chanana for conveyance, travel, business, entertainment, sales and business promotion and certain non-business related expenses.

On July 7, 2015, the Compensation Committee granted an option to purchase 367,749 of the Company’s ordinary shares to Mr. Chanana for an option price per share equal to $10.00, on such terms and conditions as are contained in the 2015 Share Option Agreement between the Company and Mr. Chanana.

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

Accordingly, under the above scenarios, the total cash payment that would be payable to Mr. Chanana is approximately $999,000 or, if the termination is in connection with a change in control as described above, and the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000.

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

Retirement Benefits

During fiscal 2015, we accrued $140,173 for post-employment benefits through defined contribution and defined benefit plans for our employees (including executive officers).

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

Administration The 2012 Plan is administered by the Compensation Committee of the board of directors, which consists of, Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi, who are each (i) “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3, or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the board of directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom we wish to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Compensation Committee is eligible to receive an award under the 2012 Plan, such committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Compensation Committee has complete discretion, subject to the terms of the 2012 Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2012 Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined in a subsequent paragraph), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Compensation Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2012 Plan.

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

As of March 31, 2015, unrestricted share awards for an aggregate of 20,164 ordinary shares and options for an aggregate of 721,535 ordinary shares had been granted under the 2012 Omnibus Securities and Incentive Plan.

C.	Board Practices

Corporate Governance Standards

Under New York Stock Exchange (NYSE) Listing Rules, foreign private issuers are permitted to follow home country (BVI) practice in respect of corporate governance in lieu of the NYSE Listing Rules. However, we are still required to comply with certain audit committee and additional notification requirements. We believe that we have complied with all NYSE Listing Rules applicable to us.

As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that ANFI follows corporate governance standards which are substantially similar to those followed by U.S. domestic companies under NYSE listing standards. We believe the significant differences between our Corporate Governance and NYSE Rules are as follows:

•	The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In the BVI there are no laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The NYSE Listing Rules provide that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

Board of Directors

Our company is managed and controlled by our board of directors. Our board of directors currently has five directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Karan A. Chanana and Mr. Bruce C. Wacha, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

Committees of the Board of Directors

We have established three committees under our board of directors: an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Mr. Harash Pal Sethi , Mr. Neal Cravens and Mr. Shiv Surinder Kumar. Mr. Sethi is the Chairman of the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

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

Compensation Committee

Our Compensation Committee consists of, Mr. Neal Cravens, Mr. Shiv Surinder Kumar and Mr. Harash Pal Sethi. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Shiv Surinder Kumar is the Chairman of the Compensation Committee. Our Compensation Committee assists our board in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. The Compensation Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of, Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Shiv Surinder Kumar. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Sethi is the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

As of March 31, 2015, 2014 and 2013, we had 445, 478 and 326 full-time employees, respectively. As of March 31, 2015, we had 74 employees working in our finance, accounting & legal department, 217 working in sales, marketing & distribution, 56 working in HR, IT & administration, and 98 working in operations and processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 31, 2015, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after March 31, 2015. Percentage of beneficial ownership is based on 36,507,133 shares outstanding as of March 31, 2015, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and also includes 721,535 vested ordinary shares (granted and vested till March 31, 2015) underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman and Chief Executive Officer (6)	27,513,969	(1)	75.4	%(1)
Bruce C. Wacha, Chief Financial Officer(7)	11,000	(2)	*
Neal Cravens, Director (8)	12,987	(3)	*
Harash Pal Sethi, Director (9)	—	(4)	—
Shiv Surinder Kumar, Director (10)	25,496	(5)	*
All directors and officers as a group (FIVE persons)	27,563,452		75.4%

*Denotes less than 1%.

(1)	Includes 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement under which Mr. Karan A. Chanana will have the right, subject to the terms of the Exchange Agreement, to exchange all or a portion of his Amira India equity shares for ANFI ordinary shares, and assumes the completion of Mr. Karan A. Chanana’s purchase of 2.2% of Amira India that is not owned by Amira India or Mr. Karan A. Chanana and his affiliates. Also includes 721,535 share options granted and vested through March 31, 2015 and 100,000 share awards granted on October 17, 2014 pursuant to the 2012 Omnibus Securities and Incentive Plan. However, does not include 367,749 share options granted and vested, in subsequent period as on July 7, 2015.

(2)	Does not include share options and share awards granted as on July 7, 2015 following the end of fiscal year 2015.

(3)	Does not include 10,397 share awards granted in October 2015, following the end of fiscal year 2015.

(4)	Does not include 20,794 share awards granted in October 2015, following the end of fiscal year 2015.

(5)	Also represents 20,000 shares beneficially owned by Mr. Shiv Surinder Kumar and held in the name of Cleveland Advisory Ltd. However, does not include 10,397 share awards granted in October 2015, following the end of fiscal year 2015.

(6)	Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

(7)	Mr. Bruce C. Wacha’s business address in 12 E 52 Street, 7th Floor, New York, NY 10022.

(8)	Mr. Neal Cravens’s business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(9)	Mr. Harash Pal Sethi’s business address is Alliance House, 29-30 High Holborn, London WC1V 6AZ

(10)	Mr. Shiv Surinder Kumar‘s business address is 8, Marina Boulevard, # 05-02 Marina Bay, Financial Centre, Singapore 018981

B.	Related Party Transactions

Related Parties

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2015, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 721,535 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Amira Group's related parties include transactions with key management personnel ("KMP") and enterprises over which KMP are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures.

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

Transactions during the Fiscal years ended March 31, 2015, 2014 and 2013

Information relating to “Transactions during the Fiscal years ended March 31, 2015, 2014 and 2013” have been described in detail under the heading “Item 18. Financial Statements – Note 31”.

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

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through, January 22, 2016, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
Annual (Fiscal Year):
2013	10.24	6.25
2014	25.00	6.35
2015	20.29	7.41
2016 (through January 22, 2016)	14.56	2.51

Quarter:

Fiscal year 2014-
First Quarter	9.80	6.35
Second Quarter	13.95	7.44
Third Quarter	17.41	12.71
Fourth Quarter	25.00	14.41

Fiscal year 2015-
First Quarter	20.29	12.22
Second Quarter	19.86	12.16
Third Quarter	17.98	9.50
Fourth Quarter	14.58	7.41

Fiscal year 2016-
First Quarter	12.56	8.56
Second Quarter	14.56	2.51
Third Quarter	11.00	4.38
Fourth Quarter (through January 22, 2016)	10.35	7.30

Month:
July 2015	14.56	10.93
August 2015	12.31	2.51
September 2015	6.25	3.80
October 2015	7.38	5.10
November 2015	11.00	4.38
December 2015	10.00	7.51
January 2016 (through January 22, 2016)	10.35	7.30

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI” since October 10, 2012.

D.	Selling shareholders

Not Applicable.

E.	Dilution Expenses of the Issue

Not Applicable.

F.	Expenses of the Issue

Not Applicable

ITEM 10.     ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office- Our registered office is 171 Main Street, PO Box 92, Road Town, Tortola VG 1110, British Virgin Islands.

Objects and Purposes, Register, and Shareholders- Our objects and purposes are unlimited. Our register of shareholders is maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Business Companies Act, 2004 (as amended), or the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name. The beneficial owners of the ordinary shares registered in a nominee’s name are therefore reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

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

BVI Taxation

The BVI government does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders (who are not tax residents in the BVI).

Shareholders who are not tax residents in the BVI will not be subject to any income, withholding or capital gains taxes in the BVI, with respect to dividends paid on, or transfers of shares in the Company, nor will they be subject to any estate or inheritance taxes in the BVI.

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

On 30 June 2014, the government of the BVI signed a Model 1B Intergovernmental Agreement ("IGA") with the United States to implement the US Foreign Account Tax Compliance Act ("FATCA"), providing for automatic provision of information in relation to tax matters. Under the Model IB IGA regime, financial institutions located in the BVI are required to report information regarding certain U.S. reportable accounts to the BVI Government, which in turn will report that information to the United States Internal Revenue Services

Indian Taxation

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

Because ANFI is considered for Indian income tax purposes as a company domiciled abroad, any dividend income in respect of its ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. However, Amira India would be required to pay dividend distribution tax in India at an effective rate of 20.358% (including applicable cess and surcharge) on the total amount distributed as dividend, grossed up by the amount of such dividend distribution tax.

Pursuant to recent amendments to the Indian Income Tax Act, 1961, as amended, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets (whether tangible or intangible) located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The share or interest of a company or entity registered or incorporated outside of India is deemed to derive its value substantially from the assets located in India if the value of such Indian assets exceeds INR 100 million and represents at least 50% of the value of all the assets owned by the company or entity registered or incorporated outside of India.

However, if the transferor of shares or interests in a company or entity registered or incorporated outside of India (along with its associated enterprises), does not hold the right of management or control of such company or entity and does not hold more than 5% of the total voting power or total share capital or interest in such company or entity, at any time during the twelve months preceding the date of transfer, such transferor is exempt from the indirect transfer provisions mentioned above. The amendments do not address the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with countries such as the United States, United Kingdom and Canada, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. If it is determined that these amendments apply to a holder of ANFI ordinary shares with respect to income arising from the sale of the ordinary shares, such holder could be liable to pay tax in India on such income.

U.S. Federal Income Taxation

General

The following summary sets forth the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares by U.S. Holders as described below.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to differing interpretations and may change, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own and hold our ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, this discussion does not address U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities (including private foundations);

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	individual retirement accounts or other tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long term residents of the United States;

•	persons that directly, indirectly or constructively own 10% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar;

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations applicable to a U.S. Holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares and their partners should consult their tax advisors.

For purpose of this discussion a “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our ordinary shares and is:

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. U.S. Holders may be required to recognize foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower rates applicable to long-term capital gains (see “—Taxation on the Sale or Other Taxable Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the New York Stock Exchange. Although our ordinary shares are currently listed and traded on the New York Stock Exchange, we cannot guarantee that such shares will continue to be listed and traded on the New York Stock Exchange. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

Taxation on the Sale or Other Taxable Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares. in each case as determined in U.S. dollars

Long- Term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at preferential rates. Capital gain or loss will constitute long- term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ending March 31, 2015. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

Backup Withholding and Information Reporting

In general, information reporting requirements apply to cash distributions to and the proceeds from sales and other dispositions of our ordinary shares by, a U.S. Holder (other than an exempt recipient) that are paid within the United States or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States may be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain Holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares or non-U.S. accounts through which they may be held.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, may apply to dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Information relating to “Quantitative and qualitative disclosure about market risk” has been described in detail under the heading “Item 18. Financial Statements – Note 38”.

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

On October 15, 2012, we completed an IPO of our ordinary shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-183612), which became effective on October 10, 2012. UBS Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers, Jefferies & Company, Inc. acted as lead manager and KeyBanc Capital Markets Inc. acted as co-manager for the IPO. An aggregate of 9,000,000 ordinary shares were sold in the IPO at a price of $10.00 per share less underwriting discounts and commissions of $0.70 per share, for aggregate gross proceeds before expenses of $83,700,000. We paid for expenses in connection with the IPO (excluding underwriting discounts and commissions) totaling approximately $2.7 million. We used approximately $77 million of the net proceeds to purchase equity shares of Amira India contemporaneously with the completion of the IPO. Amira India has used $52 million of this amount to pay down a portion of the indebtedness under our secured revolving credit facilities, rather than the amounts under its term loans, because the secured revolving credit facilities bear interest at comparatively higher rates. Additionally, Amira India intends to use approximately $25 million of the IPO proceeds to partially fund the development of a new processing facility. Pending construction of the facility, such funds are being held in short term interest bearing fixed deposits with banks. At the completion of the IPO we retained $4 million of the net proceeds in ANFI to fund its future operating expenses through 2015; after paying New York Stock Exchange listing fees and director’s cash compensation, $0.44 million of this amount remained available as of March 31, 2015.

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our Company's internal control over financial reporting as of March 31, 2015. Based on criteria established by the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2015.

This Annual Report does not include an attestation report of our Company’s registered public accounting firm as we are an emerging growth company.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in fiscal 2015 and 2014.

	Years ended March 31,
	2015		2014
	(Amount in $)
Audit fees:
Grant Thornton India LLP	-		70,000	(1)
Deloitte Haskins & Sells LLP	200,000	(3)	1,350,000	(2)
ASA & Associates LLP	475,000	(4)
Others:
Grant Thornton India LLP	-		148,899	(5)
Deloitte Haskins & Sells LLP	53,231	(6)	-
Total	728,231		1,568,899

(1)	Relates to fees for the review of the interim financial statements of the quarters for the fiscal year ended March 31, 2014. Grant Thornton India LLP were auditors for the Company through April 4, 2014.

(2)	Relates to fees for the audits of the financial statements for the fiscal years ended March 31, 2014 and 2013.

(3)	Relates to fees for the review of the interim condensed financial statements of the quarters in the fiscal year ended March 31, 2015.

(4)	ASA & Associates LLP was appointed as principal accountant of the Company on August 19, 2015 to audit the consolidated financial statements for fiscal year 2015 for audit fees of $325,000. Subsequently, ASA & Associates LLP was also appointed as auditor on December 23, 2015 for the audit of our consolidated financial statements for fiscal year 2014 and 2013 for audit fees of $150,000.

(5)	Relates to fees for the due diligence and other related work, including out-of-pocket expense amounting to $15,194 for the year ended March 31, 2014.

(6)	Relates to out-of-pocket expense amounting to $53,231 for the year ended March 31, 2015.

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2015, 2014 and 2013, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

Audit of Financial Statements.

During fiscal years 2013 and 2014, Grant Thornton India LLP was our principal auditor and no audit work was performed by persons outside of this firm. After a change in principal auditor in fiscal year 2014, Deloitte Haskins & Sells LLP was our principal auditor and audited fiscal years 2013 and 2014 and no audit work was performed by persons outside of this firm. During fiscal year 2015, after a change in principal auditor, ASA & Associates LLP was our principal auditor and audited fiscal year 2013, 2014 and 2015, and no audit work was performed by persons outside of this firm.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On August 19, 2015, the Audit Committee of Amira Nature Foods Ltd (the “Company”) appointed ASA & Associates LLP (“ASA & Associates”) as the Company’s independent registered public accounting firm for the year ended March 31, 2015, effective immediately, and ASA & Associates accepted the engagement on August 19, 2015.

Simultaneously with the engagement of ASA & Associates, the company terminated Deloitte Haskins & Sells LLP (“Deloitte”) as its independent registered public accounting firm. See our Current Report on Form 6-K filed with the SEC on August 19, 2015.

Prior to August 19, 2015, when ASA & Associates was retained as the Company’s independent registrant’s public accounting Firm, the Company did not consult ASA & Associates regarding the following:

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

ITEM 18.     FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant****
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended****
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended****
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002****
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2015 in the Annual Report on Form 20-F****
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *

Exhibit No.	Description
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

*Incorporated by reference to the Form 6-K filed with the SEC on November 13, 2013

**Incorporated by Reference to the Form 20-F filed with the SEC on 28 July, 2014

*** Incorporated by Reference to the Form 6-K file d with the SEC on July 13, 2015

**** Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

January 24, 2016	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal Executive Officer)

January 24, 2016	By:	/s/ Bruce C. Wacha
Name: Bruce C. Wacha
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amira Nature Foods Ltd.

British Virgin Islands

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and subsidiaries (the “Company”) as of March 31, 2015, 2014 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amira Nature Foods Ltd and subsidiaries as of March 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ ASA & Associates LLP

ASA & Associates LLP

New Delhi, India

January 24, 2016

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

(Amounts in USD)

	Notes	As at March 31, 2015	As at March 31, 2014	As at March 31, 2013
ASSETS
Non-current
Property, plant and equipment	8	$22,556,188	$23,284,918	$23,467,379
Goodwill	9	1,405,057	1,727,338	-
Other intangible assets	10	1,693,856	2,262,731	607,871
Other long-term financial assets	11	398,511	485,731	430,739
Total non-current assets		$26,053,612	$27,760,718	$24,505,989

Current
Inventories	12	$262,887,805	$254,952,549	$181,459,799
Trade receivables	13	130,398,610	80,882,986	66,792,434
Derivative financial assets		638,467	2,352,886	1,260,512
Other financial assets	14	9,956,265	9,768,514	9,821,263
Prepayments	15	19,610,778	8,361,244	8,386,856
Other current assets	16	865,458	765,655	1,034,787
Cash and cash equivalents	17	46,660,922	37,606,098	33,270,338
Total current assets		$471,018,305	$394,689,932	$302,025,989
Total assets		$497,071,917	$422,450,650	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital		$9,120	$9,115	$9,111
Share premium		82,896,596	82,804,750	82,683,926
Other reserves		(6,013,634)	(3,312,575)	4,236,544
Retained earnings		116,467,681	74,334,687	44,375,024
Equity attributable to shareholders of the Company		$193,359,763	$153,835,977	$131,304,605
Equity attributable to non-controlling interest		27,965,362	18,005,030	12,328,130
Total equity		$221,325,125	$171,841,007	$143,632,735

Liabilities
Non-current liabilities
Defined benefit obligations	24	$331,041	$246,548	$185,437
Debt	22	1,465,707	2,739,414	4,831,416
Deferred tax liabilities (net)	23	6,217,065	6,666,270	8,527,874
Total non-current liabilities		$8,013,813	$9,652,232	$13,544,727

Current liabilities
Trade payables	20	$34,336,831	$41,197,158	$4,516,657
Debt	22	209,578,866	182,103,347	156,785,820
Current tax liabilities (net)		14,364,651	9,644,944	2,658,236
Derivative financial liabilities		280,560	-	-
Other financial liabilities	21	6,977,989	6,031,593	2,836,252
Other current liabilities	20	2,194,082	1,980,369	2,557,551
Total current liabilities		$267,732,979	$240,957,411	$169,354,516
Total liabilities		$275,746,792	$250,609,643	$182,899,243
Total equity and liabilities		$497,071,917	$422,450,650	$326,531,978

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

(Amounts in USD)

		Fiscal years ended
	Notes	March 31, 2015	March 31, 2014	March 31, 2013
Revenue		$700,044,891	$547,344,368	$413,682,574
Other income		186,404	160,064	94,368
Cost of materials		(619,100,865)	(454,123,161)	(347,341,159)
Change in inventory of finished goods		63,181,906	39,859,583	27,594,211
Employee benefit expenses	24, 31	(11,831,777)	(11,642,833)	(5,553,197)
Depreciation and amortization	25	(2,396,874)	(2,064,264)	(1,943,846)
Freight, forwarding and handling expenses		(16,508,963)	(23,359,177)	(20,985,039)
Other expenses	26	(24,609,109)	(22,855,617)	(14,676,910)
		$88,965,613	$73,318,963	$50,871,002
Finance costs	27	(34,988,422)	(25,859,231)	(21,751,614)
IPO expenses		-	-	(1,750,082)
Finance income	27	2,256,120	2,766,518	802,146
Other gains and (losses)	28	5,534,369	(2,800,475)	(654,852)
Profit before tax		$61,767,680	$47,425,775	$27,516,600
Income tax expense	23	(8,603,974)	(9,293,071)	(8,267,562)

Profit after tax for the year		$53,163,706	$38,132,704	$19,249,038
Profit after tax for the year attributable to:
Shareholders of the Company		42,125,065	29,956,327	15,056,309
Non-controlling interest		11,038,641	8,176,377	4,192,729

Earnings per share
Basic earnings per share	29	$1.47	$1.04	$0.63
Diluted earnings per share	29	$1.46	$1.04	$0.63

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

(Amounts in USD)

	Fiscal years ended
	March 31, 2015	March 31, 2014	March 31, 2013
Profit after tax for the year	$53,163,706	$38,132,704	$19,249,038
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain	$14,947	$6,290	$30,875
Income tax	(5,080)	(2,138)	(10,495)
	$9,867	$4,152	$20,380
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	$52,995	$(13,414)	$7,416
Reclassification to profit or loss	(8,705)	(2,058)	-
Income tax	(15,054)	4,812	(2,520)
	$29,236	$(10,660)	$4,896
Cash flow hedging reserve:
Current year gain/(loss)	$4,700,884	$(8,512,091)	$(1,160,394)
Reclassification to profit or loss	(5,593,589)	8,917,446	1,628,914
Income tax	303,430	(137,780)	(146,820)
	$(589,275)	$267,575	$321,700

Currency translation reserve	$(4,940,304)	$(12,986,175)	$(4,524,299)

Other comprehensive income/(loss) for the year, net of tax	$(5,490,476)	$(12,725,108)	$(4,177,323)
Total comprehensive income/(loss) for the year	$47,673,230	$25,407,596	$15,071,715

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$37,712,898	$19,730,696	$11,697,741
Non-controlling interest	$9,960,332	$5,676,900	$3,373,974

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non- controlling interest	Total equity
Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,398,927	$29,302,329	$36,730,413	$8,954,156	$45,684,569
Issue of shares (net of issuance cost of $7,351,234)	9,000	82,639,766	—	—	—	—	—	—	82,648,766	—	82,648,766
Issue of shares (Note 18)	11	44,160	—	—	—	—	—	—	44,171	—	44,171
Share-based compensation (Note 19)	—	—	183,514	—	—	—	—	—	183,514	—	183,514
Profit after tax for the year	—	—	—	—	—	—	—	15,056,309	$15,056,309	4,192,729	$19,249,038
Other comprehensive income /(loss) for the year	—	—	—	3,935	(3,637,536)	258,647	—	16,386	$(3,358,568)	(818,755)	$(4,177,323)
Total comprehensive income/(loss) for the year	$—	$—	$—	$3,935	$(3,637,536)	$258,647	$—	$15,072,695	$11,697,741	$3,373,974	$15,071,715
Balance as at March 31, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735

Balance as at April 1, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Issue of shares (Note 18)	4	120,824	—	—	—	—	—	—	120,828	—	120,828
Share-based compensation (Note 19)	—	—	2,679,848	—	—	—	—	—	$2,679,848	—	$2,679,848
Profit after tax for the year	—	—	—	—	—	—	—	29,956,327	$29,956,327	8,176,377	$38,132,704
Other comprehensive income /(loss) for the year	—	—	—	(8,566)	(10,435,418)	215,017	—	3,336	$(10,225,631)	(2,499,477)	$(12,725,108)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(8,566)	$(10,435,418)	$215,017	$—	$29,959,663	$19,730,696	$5,676,900	$25,407,596
Balance as at March 31, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007

Balance as at April 1, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Issue of shares (Note 18)	9	130,032	(130,041)	—	—	—	—	—	—	—	—
Repurchased and cancelled (Note 19.2)	(4)	(38,186)	—	—	—	—	—	—	(38,190)	—	(38,190)
Share-based compensation (Note 19)	—	—	1,849,078	—	—	—	—	—	1,849,078	—	1,849,078
Profit after tax for the year	—	—	—	—	—	—	—	42,125,065	42,125,065	11,038,641	53,163,706
Other comprehensive income /(loss) for the year	—	—	—	23,493	(3,969,925)	(473,664)	—	7,929	(4,412,167)	(1,078,309)	(5,490,476)
Total comprehensive income/(loss) for the year	$—	$—	$—	$23,493	$(3,969,925)	$(473,664)	$—	$42,132,994	$37,712,898	$9,960,332	$47,673,230
Balance as at March 31, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

(Amounts in USD)

		Fiscal years ended
	Notes	March 31, 2015	March 31, 2014	March 31, 2013
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year		$61,767,680	$47,425,775	$27,516,600
Adjustments for non-cash items	32	5,604,779	2,277,965	2,039,904
Adjustments for non-operating incomes and expenses	32	32,722,705	23,086,950	20,936,946
Changes in operating assets and liabilities	32	(89,566,490)	(66,008,898)	(105,435,127)
		$10,528,674	$6,781,792	$(54,941,677)
Income taxes paid		(3,150,849)	(3,783,471)	(3,701,951)
Net cash generated from/(used in) operating activities		$7,377,825	$2,998,321	$(58,643,628)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(2,374,971)	$(3,324,778)	$(877,981)
Purchase of intangible assets		-	(315,649)	(334,793)
Advance for property, plant and equipment		(33,408)	-	-
Proceeds from sale of property, plant and equipment		1,732	4,787	13,569
Net cash outflow on acquisition of subsidiaries		-	(1,954,432)	-
Proceeds from term deposits		(31,275,048)	(31,882,561)	(272,684)
Investments in term deposits		30,785,529	30,699,275	188,054
Purchase of short term investments		(202,980)	(249,000)	(110,400)
Proceeds from the sale of short term investments		180,905	4,248	-
Interest received		2,416,729	2,685,657	802,146
Net cash used in investing activities		$(501,512)	$(4,332,453)	$(592,089)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$82,648,766
Repurchase of shares from ex-director	32	(38,190)	-	-
Net proceeds from short term debt		35,401,875	37,982,254	27,973,449
Proceeds from long term debt		18,040	128,540	34,220
Repayment of long term debt		(1,205,893)	(1,764,307)	(2,241,703)
Interest paid		(30,374,796)	(25,870,607)	(21,751,614)
Net cash generated from financing activities		$3,801,036	$10,475,880	$86,663,118
(D)Effect of change in exchange rate on cash and cash equivalents		(1,622,525)	(4,805,988)	(2,525,319)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$9,054,824	$4,335,760	$24,902,082
Cash and cash equivalents at the beginning of the year		37,606,098	33,270,338	8,368,256
Cash and cash equivalents at the end of the year		$46,660,922	$37,606,098	$33,270,338

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

Amira Nature Foods Ltd (‘‘ANFI” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or ‘‘the Group’’) are engaged primarily in the business of processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products. The Group sells these products to international buyers (located in Asia Pacific, Europe, Middle East, North Africa and North America), distributors and retail chains in India. The Group has currently one rice processing plant which is located in Gurgaon, India.

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

4.	New standards/amendments relevant for the Group adopted from April 1, 2014

On April 1, 2014 the Group adopted new accounting policies where necessary to comply with amendments to IFRS. The following is a summary of the nature and impact of these new standards/amendments:

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2014 in the preparation of these consolidated financial statements:

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

The adoption of this requirement did not have an impact on the consolidated financial statements.

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

The adoption of this requirement did not have an impact on the consolidated financial statements.

5.	New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2014 and therefore have not been applied in preparing these consolidated financial statements.

•	Amendments to IAS 1 - Presentation of Financial Statements

In December 2014, IASB issued an amendment to IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports by making the following changes:

•	Clarification that information should not be obscured by aggregating or by providing immaterial information, and that materiality considerations apply to the all parts of the financial statements, and even when a standard requires a specific disclosure, materiality considerations do apply;

•	Clarification that the list of line items to be presented in these statements can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarification that an entity's share of other comprehensive income of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss; and

•	Additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes and to demonstrate that the notes need not be presented in the order so far listed in paragraph 114 of IAS 1.

This amendment is effective for annual periods beginning on or after January 1, 2016.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

In May 2014, the IASB issued “Amendments to IAS 16 and IAS 38”, clarifying that the use of methods based on revenue to calculate depreciation is not appropriate because revenue generated by an activity that includes the use of an asset typically reflects factors that are not directly linked to the consumption of the economic benefits embodied in the asset. Revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. This Amendment is effective for annual period, beginning on or after January 1, 2016.

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

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 9 “Financial Instruments Classification and Measurement”

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. The new standard will come into effect on January 1, 2018, with early application permitted.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 15 “Revenue from Contracts with Customers”

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services.

The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. This IFRS is applicable to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2018.

The Group is currently evaluating the requirements of the above IFRS.

•	Annual improvements to IFRS 2010-2012 and 2011-2013 Cycles

In December 2013, the IASB issued “Annual Improvements to IFRSs: 2010-2012 Cycle” and “Annual Improvements to IFRSs: 2011-2013 Cycle”, as part of its annual process of revising and improving existing standards. These are effective for annual periods beginning on or after July 1, 2014.

•	IFRS 8 (Operating Segments) requires disclosure of judgments made by management in applying aggregation criteria to segments.

•	IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets) clarify the method used to determine accumulated depreciation and amortization under the revaluation model.

•	IAS 24 (Related Party Disclosures) expands the definition of “related party” to include an entity, or any member of a group of which it is a part, that provides key management personnel services to the reporting entity.

•	IFRS 3 (Business Combinations) and IFRS 13 (Fair Value Measurement) clarify certain definitions.

The Group does not believe that the adoption of these amendments will have a material effect on its consolidated financial statements.

•	Annual improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued “Annual Improvements to IFRSs: 2012-2014 Cycle” and “Annual Improvements to IFRSs: 2012-2014 Cycle”, as part of its annual process of revising and improving existing standards. These are effective for annual periods beginning on or after January 1, 2016.

•	IFRS 5 — Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held-for-sale to held-for-distribution or vice versa and cases in which held-for-distribution accounting is discontinued

•	IFRS 7 — Additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset, and clarification on offsetting disclosures in condensed interim financial statements

•	IAS 19 — Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid

•	IAS 34 — Clarifies the meaning of “elsewhere in the interim report” and requires a cross-reference

The Group does not believe that the adoption of these amendments will have a material effect on its consolidated financial statements.

6.	Summary of significant accounting policies

6.1	Overall considerations

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

The Group's subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group's ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

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

The Group uses the acquisition method to account for business combinations. At the date, the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non-cash consideration (equity instruments) transferred any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any non-controlling interests in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any non-controlling interests is below the fair value of the identifiable net assets (negative goodwill), a gain is reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

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

Paddy (classified under raw materials) and rice (classified under finished goods) are stored for a substantial period of time (approximately 10 months to 12 months) for natural ageing necessary to bring these inventories to their intended quality.

Raw materials, stores and spares, packaging materials and purchased finished goods

Raw materials costs are comprised of purchase price and expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of such closing inventory is determined on a first in first out basis (and includes storage costs and borrowing costs as paddy is required to be stored for a substantial period of time for Basmati’s natural ageing process).

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

At the end of each reporting period the Group reviews the carrying amounts of tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. The Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Debt costs primarily comprise interest on our debt. Debt costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use or sale.

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

Financial assets

On initial recognition, the Group’s financial assets are classified into the loans and receivables and available for sales.

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

The share options granted by the Group to its employees/directors are valued with respect to the fair values of the equity instruments granted, using appropriate option pricing models.

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

Current tax

Calculation of current tax is based on tax rates applicable for the respective years in respective tax jurisdictions and is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. Current income tax assets and/or liabilities comprises those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid/un-recovered at the reporting date. Current tax is payable on taxable profit, which differs from the consolidated statements of profit or loss.

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

Defined contribution plan

A defined contribution plan is a plan under which APFPL pays fixed contributions into an independent fund administered by the Government of India (GOI). APFPL has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The contributions recognized in respect of defined contribution plans are expensed in the period that relevant employee services are received. There are no other obligations other than the contribution payable to the fund. There are no other defined contribution plans in other entities of the Group.

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

Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Group and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events. Provisions are not recognized for future operating losses. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that the Group can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. All provisions are reviewed at each reporting date and adjusted to reflect the current best management’s estimate.

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

Significant management judgments regarding the following consolidated financial statement elements

Inventories

Interest expense amounting to $18,045,659 (March 31, 2014: $12,710,034 and March 31, 2013: $8,418,554) has been capitalized in inventory cost as of March 31, 2015 because paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2015 was $1,405,057 (March 31, 2014: $1,727,338 and March 31, 2013: Nil) and there is no impairment to be recognized during the year ended March 31, 2015.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2015 was $829,016 (March 31, 2014: $1,050,729 and March 31, 2013: Nil) and there is no impairment to be recognized during the year ended March 31, 2015.

7.	Subsidiaries

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2015		31/03/2014		31/03/2013
Amira Nature Foods Ltd	Non-operating	Mauritius	100.0%		100.0%		100.0%
Amira I Grand Foods Inc.	Non-operating	BVI	100.0%		100.0%		—
Amira Grand I Foods Inc.*	Non-operating	USA	100.0%		—		—
Amira K.A. Foods International DMCC*	Non-operating	UAE	100.0%		—		—
Amira Pure Foods Private Limited	Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	India	80.4	%##	80.4	%##	80.4	%##
Amira I Grand Foods Inc.	Selling packaged Indian specialty rice, primarily basmati rice	USA	80.4	%##	80.4	%##	80.4	%##
Amira C Foods International DMCC (“Amira Dubai”)	Selling packaged Indian specialty rice, primarily basmati rice and other food products	UAE	80.4	%##	80.4	%##	80.4	%##
Amira Foods Pte. Ltd.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Singapore	80.4	%##	80.4	%##	80.4	%##
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	80.4	%##	80.4	%##	80.4	%##
Amira Ten Nigeria Limited	No operations	Nigeria	80.4	%##	80.4	%##	80.4	%##
Amira Foods (Malaysia) SDN. BHD.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Malaysia	80.4	%##	80.4	%##	80.4	%##
Amira Basmati Rice GmbH EUR**	Processing and selling packaged specialty rice	Germany	80.4	%##	80.4	%##	-
Basmati Rice North America LLC	Selling packaged specialty rice	USA	80.4	%##	80.4	%##	-

*	Formed during the year ended March 31, 2015
##	These entities are 100% owned by an intermediary subsidiary APFPL wherein the Group holds 80.4% of shareholding as at March 31, 201, 2014 and 2013
**	Formerly known as Basmati Rice GmbH Europe

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			March 31, 2015	March 31, 2014	March 31, 2013
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1	1
Non-operating	Amira I Grand Foods Inc.	BVI	1	1	-
Non-operating	Amira Grand I Foods Inc.	USA	1	-	-
Non-operating	Amira K.A. Foods International DMCC	UAE	1	-	-
			4	2	1

Non-wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of non-wholly owned subsidiaries
			March 31, 2015	March 31, 2014	March 31, 2013
Processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Pure Foods Private Limited	India	1	1	1
Sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira C Foods International DMCC	UAE	1	1	1
Selling packaged specialty rice	Basmati Rice North America LLC	USA	1	1	-
Selling packaged Indian specialty rice, primarily basmati rice	Amira I Grand Foods Inc.	USA	1	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods Pte. Ltd.	Singapore	1	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods (Malaysia) SDN. BHD.	Malaysia	1	1	1
Non-operating	Amira Ten Nigeria Limited	Nigeria	1	1	1
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	1	1	-
			9	9	7

* Formerly known as Basmati Rice GmbH Europe

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non- controlling interest			Profit/(loss) allocated to non- controlling interest (in USD)			Accumulated non- controlling interest (in USD)
		March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2015	March 31, 2014	March 31, 2013
Amira Pure Foods Private Limited	India	19.6%	19.6%	19.6%	3,576,170	3,448,787	2,937,353	13,853,998	11,585,920	10,415,249
Amira C Foods International DMCC	Dubai (UAE)	19.6%	19.6%	19.6%	9,738,784	5,110,080	1,259,053	17,176,938	7,438,153	2,328,073
Others (individually immaterial subsidiaries with non-controlling interests)					(2,276,313)	(382,490)	(3,677)	(3,065,574)	(1,019,043)	(415,192)
Total					11,038,641	8,176,377	4,192,729	27,965,362	18,005,030	12,328,130

7.3	Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amount before intra group eliminations:

(i)	Amira Pure Foods Private Limited:

	March 31, 2015	March 31, 2014	March 31, 2013
Current assets	$377,494,121	$344,346,922	$281,405,380
Non-current assets	23,474,754	24,768,248	24,890,319
Current liabilities	245,158,714	223,837,570	162,611,848
Non-current liabilities	8,163,987	9,178,462	13,544,727
Equity attributable to shareholders of the Company	133,792,176	124,513,218	119,723,875
Equity attributable to non-controlling interest	13,853,998	11,585,920	10,415,249

	March 31, 2015	March 31, 2014	March 31, 2013
Revenue	$429,144,696	$405,505,990	$336,884,588
Expenses	(410,938,021)	(387,947,833)	(321,898,091)
Profit after tax for the year	18,206,675	17,558,157	14,986,497

Profit attributable to shareholders of the Company	14,630,504	14,109,370	12,049,144
Profit attributable to non-controlling interest	3,576,171	3,448,787	2,937,353
Profit for the year	$18,206,675	$17,558,157	$14,986,497

Other comprehensive income/ (loss) attributable to shareholders of the Company	(5,351,546)	(9,320,027)	(2,885,435)
Other comprehensive income/ (loss) attributable to non-controlling interest	(1,308,092)	(2,278,117)	(703,414)
Other comprehensive loss for the year	(6,659,638)	(11,598,144)	(3,588,849)

Total comprehensive income attributable to shareholders of the Company	9,278,958	4,789,343	9,163,709
Total comprehensive income attributable to non-controlling interest	2,268,079	1,170,670	2,233,939
Total comprehensive income for the year	$11,547,037	$5,960,013	$11,397,648

Dividend paid to non-controlling interest	-	-	-

Net cash generated from/ (used in) operating activities	12,980,839	4,151,332	(52,355,979)
Net cash generated from/ (used in) investing activities	729,933	(2,226,388)	(401,365)
Net cash generated from financing activities	521,924	4,809,174	74,545,077
Effect of change in exchange rate on cash and cash equivalents	(1,642,373)	(4,717,920)	(308,394)
Net increase in cash and cash equivalents	12,590,323	2,016,198	21,479,339

(ii)	Amira C Foods International DMCC:

	March 31, 2015	March 31, 2014	March 31, 2013
Current assets	$114,966,303	$70,615,327	36,668,253
Non-current assets	8,473,360	3,738,467	359,636
Current liabilities	35,910,097	36,405,446	25,095,519
Non-current liabilities	-	-	-
Equity attributable to shareholders of the Company	70,352,628	30,510,195	9,604,297
Equity attributable to non-controlling interest	17,176,938	7,438,153	2,328,073

	March 31, 2015	March 31, 2014	March 31, 2013
Revenue	$354,060,785	$178,267,099	$99,546,184
Expenses	(304,479,568)	(152,251,121)	(93,122,445)
Profit after tax for the year	49,581,217	26,015,978	6,423,739

Profit attributable to shareholders of the Company	39,842,433	20,905,898	5,164,686
Profit attributable to non-controlling interest	9,738,784	5,110,080	1,259,053
Profit for the year	$49,581,217	$26,015,978	$6,423,739

Other comprehensive income attributable to Shareholders of the Company	-	-	-
Other comprehensive income attributable to non-controlling interest	-	-	-
Other comprehensive income for the year	-	-	-

Total comprehensive income attributable to shareholders of the Company	39,842,433	20,905,898	5,164,686
Total comprehensive income attributable to non-controlling interest	9,738,784	5,110,080	1,259,053
Total comprehensive income for the year	$49,581,217	$26,015,978	$6,423,739

Dividend paid to non-controlling interest	-	-	-

Net cash generated from/ (used in) operating activities	(274,209)	628,565	(4,893,032)
Net cash generated from/ (used in) investing activities	(4,654,350)	(4,565,659)	15,839
Net cash generated from financing activities	3,818,859	6,507,601	4,408,890
Effect of change in exchange rate on cash and cash equivalents	-	-	-
Net increase/ (decrease) in cash and cash equivalents	(1,109,700)	2,570,507	468,303

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office equipment	Vehicles	Total
Cost
Balance as at April 1, 2012	3,576,867	3,754,762	24,247,322	401,441	660,068	1,254,312	33,894,772
- Additions	515,159	58,497	16,114	106,393	128,542	53,276	877,981
- Disposals	-	-	-	-	(3,476)	(75,018)	(78,494)
- Translation adjustment	(133,741)	(156,448)	(1,011,400)	(23,174)	(34,700)	(45,263)	(1,404,726)
Balance as at March 31, 2013	$3,958,285	$3,656,811	$23,252,036	$484,660	$750,434	$1,187,307	$33,289,533
- Additions	132,278	-	3,148,035	80,144	201,181	171,337	3,732,975
- Acquisitions through business combinations	-	-	113,921	-	24,267	31,861	170,049
-Disposals	-	-	-	-	-	(10,359)	(10,359)
- Translation adjustment	(364,913)	(337,858)	(2,127,715)	(42,268)	(67,085)	(96,176)	(3,036,015)
Balance as at March 31, 2014	$3,725,650	$3,318,953	$24,386,277	$522,536	$908,797	$1,283,970	$34,146,183
- Additions	1,169,378	-	813,462	297,999	75,090	89,432	2,445,361
- Disposals	-	-	-	-	(3,082)	(9,578)	(12,660)
- Translation adjustment	(178,049)	(139,118)	(1,075,154)	(27,897)	(43,589)	(55,653)	(1,519,460)
Balance as at March 31, 2015	$4,716,979	$3,179,835	$24,124,585	$792,638	$937,216	$1,308,171	$35,059,424
Depreciation and impairment
Balance as at April 1, 2012	1,124,351	-	5,769,030	252,549	576,698	651,194	8,373,822
- Depreciation charge	156,758	-	1,391,663	72,926	93,763	156,239	1,871,349
- Disposals	-	-	-	-	(2,434)	(75,013)	(77,447)
- Translation adjustment	(46,848)	-	(246,789)	(10,417)	(37,068)	(4,448)	(345,570)
Balance as at March 31, 2013	$1,234,261	$-	$6,913,904	$315,058	$630,959	$727,972	$9,822,154
- Depreciation charge	156,845	-	1,394,996	63,047	108,216	210,135	1,933,239
- Disposals	-	-	-	-	-	(9,277)	(9,277)
- Translation adjustment	(113,090)	-	(629,703)	(28,113)	(57,291)	(56,654)	(884,851)
Balance as at March 31, 2014	$1,278,016	$-	$7,679,197	$349,992	$681,884	$872,176	$10,861,265
- Depreciation charge	165,124	-	1,639,532	63,038	145,436	154,586	2,167,716
- Disposals	-	-	-	-	(2,499)	(9,322)	(11,821)
- Translation adjustment	(57,480)	-	(370,272)	(15,610)	(34,523)	(36,039)	(513,924)
Balance as at March 31, 2015	$1,385,660	$-	$8,948,457	$397,420	$790,298	$981,401	$12,503,236
Carrying value
At March 31, 2013	$2,724,024	$3,656,811	$16,338,132	$169,602	$119,475	$459,335	$23,467,379
At March 31, 2014	2,447,634	3,318,953	16,707,080	172,544	226,913	411,794	23,284,918
At March 31, 2015	3,331,319	3,179,835	15,176,128	395,218	146,918	326,770	22,556,188

Property, plant and equipment with carrying values of $20,434,818 as of March 31, 2015 (March 31, 2014: $23,104,444 and March 31, 2013: $23,409,320) has been pledged as collateral against the Group’s debt (Note 22).

Plant and machinery, building and furniture and fixtures include capital work in progress and capital advance as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Work in progress
Plant and machinery	$-	$417,368	$139,376
Building	852,818	-	3,908
Furniture and fixtures (including leasehold improvements)	196,068	-	-
	$1,048,886	$417,368	$143,284

Capital advance
Plant and machinery	$1,574,800	$1,643,698	$-
Furniture and fixtures	32,497	-	-
	$1,607,297	$1,643,698	$-

Total	$2,656,183	$2,061,066	$143,284

Capital commitments for each of the three years have been summarized in Note 34.

9.	Goodwill

Cost
Balance as at March 31, 2013	$-
- Acquisitions through business combination	1,728,893
- Translation adjustment	(1,555)
Balance as at March 31, 2014	$1,727,338
- Additions	-
- Translation adjustment	(322,281)
Balance as at March 31, 2015	$1,405,057

Carrying value
At March 31, 2014	$1,727,338
At March 31, 2015	1,405,057

Goodwill has been allocated to the rice and related products, an operating segment.

The recoverable amount of $1,803,436 for the cash-generating unit (Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC, collectively “Basmati GmbH/LLC”) has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 17.0%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 1.5%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. There is no impairment loss to be recognized during the year ended March 31, 2015.

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at April 1, 2012	475,556	-	-	-	-	475,556
- Additions	200,112	134,681	-	-	-	334,793
- Translation adjustment	(19,794)	-	-	-	-	(19,794)
Balance as at March 31, 2013	$655,874	$134,681	$-	$-	$-	$790,555
- Additions	297,060	18,589	-	-	-	315,649
- Acquisitions through business combination	-	-	1,051,799	399,243	75,719	1,526,761
- Translation adjustment	(58,773)	(12,331)	(1,070)	(406)	(77)	(72,657)
Balance as at March 31, 2014	$894,161	$140,939	$1,050,729	$398,837	$75,642	$2,560,308
- Additions	-	-	-	-	-	-
- Translation adjustment	(38,204)	(5,908)	(221,713)	(84,158)	(15,960)	(365,943)
Balance as at March 31, 2015	$855,957	$135,031	$829,016	$314,679	$59,682	$2,194,365

Amortization and impairment
Balance as at April 1, 2012	$114,978	$-	$-	$-	$ `	$114,978
- Amortization charge	59,030	13,467	-	-	-	72,497
- Translation adjustment	(4,791)	-	-	-	-	(4,791)
Balance as at March 31, 2013	$169,217	$13,467	$-	$-	$-	$182,684
- Amortization charge	90,406	28,570	-	8,280	3,769	131,025
- Translation adjustment	(15,103)	(1,072)	-	30	13	(16,132)
Balance as at March 31, 2014	$244,520	$40,965	$-	$8,310	$3,782	$297,577
- Amortization charge	86,336	98,177	-	30,680	13,965	229,158
- Translation adjustment	(13,079)	(4,111)	-	(6,211)	(2,825)	(26,226)
Balance as at March 31, 2015	$317,777	$135,031	$-	$32,779	$14,922	$500,509

Carrying value
At March 31, 2013	$486,657	$121,214	$-	$-	$-	$607,871
At March 31, 2014	649,641	99,974	1,050,729	390,527	71,860	2,262,731
At March 31, 2015	538,180	-	829,016	281,900	44,760	1,693,856

The useful life of brands (consisting mainly of the Atry and Scheherazade brand names) in respect of the acquisition have been determined to be indefinite as the Group expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets relates to the Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC business (Note 9).

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Security deposits, restricted	$281,152	$108,274	$87,202
Term deposits	117,359	377,457	343,537
Total	$398,511	$485,731	$430,739

Security deposits

Security deposits primarily include refundable interest free deposits placed with electricity board and paid for office premises and warehouses.

Term deposits

Term deposits represent deposits with banks along with corresponding interest accrued that has been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

12.	Inventories

Inventories comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Raw materials	$7,381,209	$62,914,367	$29,603,402
Finished goods	253,743,683	190,561,778	150,702,195
Stores, spares and others	1,762,913	1,476,404	1,154,202
Total	$262,887,805	$254,952,549	$181,459,799

Inventories with carrying values of $251,441,314 as of March 31, 2015 (March 31, 2014: $249,894,991 and March 31, 2013: $178,201,719) have been pledged against the Group’s debt (Note 22).

The cost of inventories as expense during the year was $555,918,958 (March 31, 2014: $414,263,578 and March 31, 2013: $319,746,948).

An amount of $115,227 (March 31, 2014: Nil and March 31, 2013: Nil) for inventory write downs are recognized for the year ended March 31, 2015. No reversals for inventory are recognized for the years ended March 31, 2015 and 2014. Inventory also includes borrowing costs (Note 27).

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Gross value	$131,277,906	$80,985,957	$66,897,282
Less: Provision for bad and doubtful debts	(879,296)	(102,971)	(104,848)
Net trade receivables	$130,398,610	$80,882,986	$66,792,434

Trade receivables of $28,371,311 as of March 31, 2015 (March 31, 2014: $19,668,385 and March 31, 2013: $33,330,546) have been pledged as collateral against the Group’s debt (Note 22).

All of the Group's trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 38.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2015	March 31, 2014	March 31, 2013
At the beginning of the year	$102,971	$104,848	$111,551
Add: During the year	825,741	-	-
Add/ (less): Translation adjustments	(49,416)	(1,877)	(6,703)
At the end of the year	$879,296	$102,971	$104,848

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Security deposits, restricted	$148,482	$712,471	$1,365,174
Term deposits, restricted	8,569,447	8,277,069	7,761,701
Interest receivable	370,342	-	-
Investment in listed securities and mutual funds	506,708	452,435	242,066
Other receivables	361,286	326,539	452,322
Total	$9,956,265	$9,768,514	$9,821,263

As at March 31, 2015, security deposits primarily comprise of deposits being placed with corporate credit cards agency.

As at March 31, 2014 and 2013, security deposits primarily comprise of deposits being placed with global public sector organization customers. Such deposits were given as part of contracts between the Group and such organizations.

Term deposits represent deposits with banks, along with corresponding accrued interest, that have been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

15.	Prepayments

Prepayments comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Prepaid expenses	$740,628	$615,272	$493,621
Advances to suppliers	18,870,150	7,745,972	7,893,235
Total	$19,610,778	$8,361,244	$8,386,856

16.	Other current assets

Other current assets comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Advances to employees	$341,934	$129,471	$75,077
Service tax and other tax credit receivable	370,107	526,403	739,117
Other receivables	153,417	109,781	220,593
Total	$865,458	$765,655	$1,034,787

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Cash on hand	$344,694	$42,748	$83,730
Cash in current accounts	28,482,265	9,228,944	7,426,608
Bank deposits	17,833,963	28,334,406	25,760,000
Total	$46,660,922	$37,606,098	$33,270,338

18.	Equity

18.1	Share capital

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

Shares authorized and issued are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Shares issued during the year ended March 31, 2013	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013 (Note 19.2)	11,000
Total shares issued and fully paid as at March 31, 2013	28,671,000
Shares issued under the share-based compensation plan during the year ended March 31, 2014 (Note 19.2)	3,997
Total shares issued and fully paid as at March 31, 2014	28,674,997
Shares issued under share-based compensation plan during the year ended March 31, 2015 (Note 19.2)	105,167
Total shares issued and fully paid as at March 31, 2015 (A)	28,780,164
Shares issuable pursuant to share swap agreement* (B)	7,005,434
Total (C) = (A) + (B)	35,785,598

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to share swap agreement.

Details of Share authorized for share based compensation as per 2012 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	3,962,826
Less: Share options granted during the year ended March 31, 2013	(360,257)
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	3,591,569
Less: Share options granted during the year ended March 31, 2014	(361,278)
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	3,226,294
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	3,121,127

19.	Share-based compensation

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

The 2012 Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of the Group. The Group had reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan (Note 18).

19.1 Share options

The Group has granted share options to Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) under the 2012 Plan, as approved by the Compensation Committee, which are summarized below:

	March 31, 2014		March 31, 2013
No. of share options granted	361,278	*	360,257	*
Exercise price	$10		10
Grant date	October 15, 2013		October 15, 2012
Exercise period	10 years		10 years
Valuation model used	Binomial		Black Scholes
Share based compensation recognized in profit or loss	$2,679,848	*	$183,514

* These share options were originally granted for vesting on a monthly basis over a period of four years from the grant date. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. This vesting period has been amended by the Compensation Committee and approved by the Board on December 9, 2013 which makes the options immediately exercisable. Consequent to this amendment, the unamortized amount of $1,916,226 (included in $2,679,848) has been charged to profit or loss for the year ended March 31, 2014 relating to the share option issued during the years ended March 31, 2014 and 2013.

The fair values of options granted during the years ended March 31, 2014 and 2013 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	October 15, 2013	October 15, 2012
Fair value of the option using appropriate model	$6.39	$1.54
Fair value of shares at grant date	$13.76	$8.39
Exercise price	$10.00	$10.00
Exercise multiple	2	-
Expected time to exercise (years)	6.32	-
Expected volatility	31.38%	15.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.78%	1.72%

The total outstanding and exercisable share options and weighted average exercise price and remaining contractual life (in years) during the reporting period is as follows:

	March 31, 2015
Share options	Number of Options	Exercise price ($)	Remaining weighted average contractual life (in years)
Balance at beginning of the year	721,535	10	9.1
Granted during the year	-	-	-
Forfeited during the year	-	-	-
Exercised during the year	-	-	-
Balance at end of the year	721,535	10	8.0
Vested and exercisable at end of the year	721,535	10	8.0

19.2 Share awards granted to directors

During the year ended March 31, 2015, the Compensation Committee approved the grant of share awards of shares 105,167 (year ended March 31, 2014: 3,997 and March 31, 2013: 11,000), net of shares 3,819 re-purchased and cancelled from an ex-director, details of which are as follows:

•	On October 15, 2014, the Group has granted stock awards of shares 8,986 (year ended March 31, 2014: 3,997 and March 31, 2013: 11,000) based on the fair market value of such ordinary shares on the grant date for each calendar year of service as a director, each on a pro-rated basis to its independent directors in lieu of their service. The Company has recorded an expense of $107,037 during the year ended March 31, 2015.
•	During the year, the Company re-purchased and cancelled 3,819 shares from an ex-director and paid $38,190.
•	On October 17, 2014, the Compensation Committee of the Company has approved the grant of 100,000 ordinary equity shares to Mr. Karan A. Chanana. For this share grant, the Company has recorded an expense of $1,612,000 during the year ended March 31, 2015.

The corresponding charge for the share awards granted to the directors for the respective period are summarized below:

	For the Years ended March 31,
	2015	2014	2013
Share awards expense	$1,719,037	$194,162	$44,171
Total	$1,719,037	$194,162	$44,171

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013

Trade payables* (A)	$34,336,831	$41,197,158	$4,516,657

Other current liabilities
Statutory dues	1,103,587	1,035,101	602,761
Advance received from customers	1,086,810	755,070	1,759,762
Other liabilities	3,685	190,198	195,028
Total other current liabilities (B)	$2,194,082	$1,980,369	$2,557,551

Total (A) + (B)	$36,530,913	$43,177,527	$7,074,208

*The Group has paid an effective interest rate of 21.0%, 21.0% and 21.6% for the years ended March 31, 2015, 2014 and 2013, respectively, to certain suppliers for the payments made beyond the normal credit period as required by “Association of aartiyas (agents)”.

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Expenses payable	$4,083,806	$3,187,706	$1,098,689
Salary payable	1,447,838	937,873	492,875
Security deposits	23,099	23,291	93,246
Liability for compensated absences	280,116	206,148	116,683
Other liabilities	1,143,130	1,676,575	1,034,759
Total other financial liabilities	$6,977,989	$6,031,593	$2,836,252

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2015	March 31, 2014	March 31, 2013
Term loans	$2,482,087	$4,346,248	$6,632,369
Vehicle loans	158,714	240,941	219,167
Total debt	$2,640,801	$4,587,189	$6,851,536
Less: Amount reclassified to current debt	(1,175,094)	(1,847,775)	(2,020,120)
Total non-current debt	$1,465,707	$2,739,414	$4,831,416

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Term loans	12.52%	12.50%	12.62%
Vehicle loans	10.77%	9.24%	10.60%

22.2	Current debt

	March 31, 2015	March 31, 2014	March 31, 2013
Working capital loans	$207,216,551	$179,085,080	$153,585,290
Debt from Mr. Karan A. Chanana	1,187,221	1,170,492	1,180,410
	$208,403,772	$180,255,572	$154,765,700
Add: Current portion of long term debt	1,175,094	1,847,775	2,020,120
Total current debt	$209,578,866	$182,103,347	$156,785,820

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

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Working capital loans	12.59%	11.84%	12.84%
Debt from Mr. Karan A. Chanana	11.60%	11.60%	11.60%

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2012	Minimum alternate tax (MAT) credit utilized	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2013
Intangible assets	$(40,981)	$-	$-	$(20,913)	$1,708	$(60,186)
Property, plant and equipment	(1,884,858)	-	-	80,662	78,536	(1,725,660)
Employee benefits	93,189	-	(10,495)	25,676	(3,883)	104,487
Derivative assets/liabilities:	-	-	-	-	-	-
- Forward contracts not used for cash flow hedges	(726,486)	-	-	309,090	258,145	(159,251)
- Forward contracts used for cash flow hedges	-	-	(146,820)	(122,308)	-	(269,128)
Available for sale reserve	21,352	-	(2,520)	-	(890)	17,942
Interest on Inventory	(2,416,563)	-	-	(4,186,904)	100,690	(6,502,777)
Debt	(32,729)	-	-	(3,430)	1,364	(34,795)
Others	165,573	(90,865)	-	537	26,249	101,494
Total	$(4,821,503)	$(90,865)	$(159,835)	$(3,917,590)	$461,919	$(8,527,874)

	March 31, 2013	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2014
Intangible assets	$(60,186)	$(470,426)	$-	$(20,495)	$5,602	$(545,505)
Property, plant and equipment	(1,725,660)	(14,583)	-	395,883	162,124	(1,182,236)
Employee benefits	104,487	-	(2,138)	62,126	(9,292)	155,183
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(159,251)	-	-	(542,326)	184,977	(516,600)
- Forward contracts used for cash flow hedges	(269,128)	-	(137,780)	-	123,761	(283,147)
Available for sale reserve	17,942	-	4,812	-	(1,629)	21,125
Interest on Inventory	(6,502,777)	-	-	1,546,495	610,116	(4,346,166)
Debt	(34,795)	-	-	27,023	3,378	(4,394)
Others	101,494	-	-	(26,398)	(39,626)	35,470
Total	$(8,527,874)	$(485,009)	$(135,106)	$1,442,308	$1,039,411	$(6,666,270)

	March 31, 2014	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2015
Intangible assets	$(545,505)	$-	$-	$75,171	$98,457	$(371,877)
Property, plant and equipment	(1,182,236)	-	-	739,630	31,344	(411,262)
Employee benefits	155,183	-	(5,080)	55,610	(7,738)	197,975
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(516,600)	-	-	382,625	12,321	(121,654)
- Forward contracts used for cash flow hedges	(283,147)	-	303,430	(25,370)	5,087	-
Available for sale reserve	21,125	-	(15,054)	-	(518)	5,553
Interest on Inventory	(4,346,166)	-	-	(1,515,269)	231,418	(5,630,017)
Debt	(4,394)	-	-	583	170	(3,641)
Others	35,470	-	-	85,981	(3,593)	117,858
Total	$(6,666,270)	$-	$283,296	$(201,039)	$366,948	$(6,217,065)

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $3,777,829, $1,336,885 and $567,168 as of March 31, 2015, 2014 and 2013 respectively relating to carry forward tax losses in Group entities located in Singapore, USA, United Kingdom, Mauritius Malaysia and Germany in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future. The following table provides the information relating to expiry period of the carry forward of the tax losses and related deferred tax assets:

	March 31, 2015
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$2,077,516	$595,551
Losses that will expire by the year ending March 31, 2020	37,045	5,557
Losses that will expire after the year ending March 31, 2030	11,458,216	3,176,721
Total	$13,572,777	$3,777,829

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $31,825,320 (March 31, 2014: $16,295,173 and March 31, 2013: $9,569,395) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and management believes it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2015	March 31, 2014	March 31, 2013
Deferred tax assets	$321,386	$211,778	$223,923
Less: Deferred tax liabilities	6,538,451	6,878,048	8,751,797
Deferred tax liabilities (net)	$6,217,065	$6,666,270	$8,527,874

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2015, 2014 and 2013 is as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Current tax expense	$8,368,547	$10,735,379	$4,161,188
Deferred tax expense /(income)	201,039	(1,442,308)	3,917,590
Tax expense for earlier years	34,388	-	188,784
Income tax expense	$8,603,974	$9,293,071	$8,267,562

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Profit before tax	$61,767,680	$47,425,775	$27,516,600

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2015: 33.99%, 2014: 33.99% and 2013: 32.45%)	8,393,211	9,129,634	7,544,005
Impact of change in tax rate	-	-	388,694
Non-deductible expenses	245,793	69,684	145,984
Tax for earlier years	34,388	-	188,784
Others	(69,418)	93,753	95
Tax expense	$8,603,974	$9,293,071	$8,267,562

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Salaries and wages	$9,283,923	$7,968,001	$4,700,653
Bonus to Mr. Karan A. Chanana (Note 31)	351,000	351,000	351,000
Compensated absence cost	158,927	188,195	69,814
Gratuity cost	120,287	91,853	64,335
Contribution to provident fund	19,886	14,261	12,523
Share-based compensation (Note 31)	1,719,037	2,874,010	227,685
Staff welfare expenses	178,717	155,513	127,187
Total	$11,831,777	$11,642,833	$5,553,197

Category-wise employee benefits expense:

	March 31, 2015		March 31, 2014		March 31, 2013
Post-employment benefit:	$		$		$
Defined benefit plans		120,287		91,853		64,335
Defined contribution plans		19,886		14,261		12,523

Share-based compensation		1,719,037		2,874,010		227,685
Short term benefit		9,972,567		8,662,709		5,248,654
Total		$11,831,777		$11,642,833		$5,553,197

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Current service cost	$99,707	$77,633	$49,795
Interest cost	20,580	14,220	14,540
Expense recognized in the consolidated statements of profit or loss	$120,287	$91,853	$64,335

Amount recognized in other comprehensive income consist of:

	March 31, 2015	March 31, 2014	March 31, 2013
Actuarial gain	$14,947	$6,290	$30,875
	$14,947	$6,290	$30,875

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2015	March 31, 2014	March 31, 2013
Actuarial gain	$44,901	$36,913	$32,761
	$44,901	$36,913	$32,761

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Discount rate	7.88%	8.50%	8.50%
Expected rate of increase in compensation levels	8.00%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2015	March 31, 2014	March 31, 2013
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$246,548	$185,437	$178,497
Interest cost	20,580	14,220	14,540
Current service cost	99,707	77,633	49,795
Benefits paid	(8,142)	(7,788)	(19,082)
Actuarial (gain) / loss	(14,947)	(6,290)	(30,875)
Translation adjustment	(12,705)	(16,664)	(7,438)
Defined benefit obligation at the end of the year	$331,041	$246,548	$185,437

Experience adjustments on actuarial gain / (loss):

	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011

On defined benefit obligation	$41,547	$6,290	$30,875	$(1,935)	$(1,949)
Total	$41,547	$6,290	$30,875	$(1,935)	$(1,949)

A quantitative sensitivity analysis for significant assumptions as at March 31, 2015 is as shown below:

Assumptions	Discount rate		Future Salary increases
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Impact on defined benefit obligation	$(21,667)	$22,392	$22,258	$(21,741)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2015
Within the next 12 months (next reporting period)	$4,160
Between 2 and 5 years	65,216
Between 5 and 10 years	346,240
Beyond 10 years	609,280
Total expected payments	$1,024,896

24.2	Defined contribution

Employees of APFPL also participate in a Provident Fund in India.

The Provident Fund is a defined contribution plan whereby APFPL deposits an amount determined as a fixed percentage of pay to the GOI fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

APFPL has contributed $19,886, $14,261 and $12,523 to defined contribution plans during the years ended March 31, 2015, 2014 and 2013 respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Depreciation	$2,167,716	$1,933,239	$1,871,349
Amortization	229,158	131,025	72,497
Total	$2,396,874	$2,064,264	$1,943,846

26.	Other expenses

Other expenses comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Insurance	$1,192,275	$1,181,234	$963,079
Communication expenses	432,409	416,083	321,623
Repairs and maintenance	904,395	756,615	752,749
Travel and conveyance	3,391,133	1,673,384	1,262,842
Legal and professional	6,754,184	3,806,542	2,320,167
Rent	2,577,207	1,842,927	1,886,331
Power and fuel	1,759,045	1,575,602	1,265,725
Security expenses	485,432	391,550	314,714
Advertising and business promotion expenses	4,612,772	7,009,363	3,384,543
Commission, claims and compensation	259,973	2,057,740	222,713
Others	2,240,284	2,144,577	1,982,424
Total	$24,609,109	$22,855,617	$14,676,910

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Interest on debt	$24,557,998	$17,480,766	$16,633,662
Interest to suppliers	7,704,491	5,541,646	3,091,713
Interest on loan from Mr. Karan A. Chanana	133,464	116,804	105,248
Total interest expense	32,395,953	23,139,216	19,830,623
Add: Debt processing and other charges	2,592,469	2,720,015	1,920,991
Total	$34,988,422	$25,859,231	$21,751,614

Inventory carrying value includes capitalized interest cost of $18,045,659, $12,710,034 and $8,418,554 as of March 31, 2015, 2014 and 2013.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 12.73%, 13.25% and 13.59% for the years ended March 31, 2015, 2014 and 2013 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Interest on deposits with banks	$2,249,435	$2,761,183	$477,782
Other interest received	6,685	5,335	324,364
Total	$2,256,120	$2,766,518	$802,146

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2015	March 31, 2014	March 31, 2013
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$(461,362)	$4,603,658	$957,987
Gain/ (loss) on sale of property, plant and equipment	892	3,705	12,522
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	8,705	2,058	-
Hedge ineffectiveness on cash flow hedges	366,855	414,013	3,553
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	392,545	1,093,537	-
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	5,226,734	(8,917,446)	(1,628,914)
Total	$5,534,369	$(2,800,475)	$(654,852)

29.	Earnings per share

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

	March 31, 2015	March 31, 2014		March 31, 2013
Profit attributable to Shareholders of the Company (A)	$42,125,065	$29,956,327		$15,056,309
Weighted average number of shares:
- For calculation of basic earnings per share (B)	28,723,273	28,672,840		23,802,786
- Dilutive impact of equivalent stock options (C)	203,862	215,323	#	-	*
- For diluted earnings per share (D) = (B) + (C)	28,927,135	28,888,163		23,802,786
Basic earnings per share (A) ÷ (B)	$1.47	$1.04		$0.63
Diluted earnings per share (A) ÷ (D)	$1.46	$1.04		$0.63

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre-determined share swap ratio. The swap ratio is reflective of fair values of the shares to be exchanged and therefore, the option is not considered as dilutive (Note 18).

# The dilutive impact of total share options of 360,257 and 361,278 granted to Mr. Karan A. Chanana in the years ended March 31, 2013 and 2014, respectively is not material and hence there is no change in the presented basic and diluted earnings per share in the table above.

* The effect of 360,257 share options granted to Mr. Karan A. Chanana was anti-dilutive for the period ended March 31, 2013 and has not been considered in the computation of the diluted earnings per share.

30.	Operating leases as lessee

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2015, 2014 and 2013 is $2,577,207, $1,842,927 and $1,886,331 respectively. The total future lease obligation for the non-cancellable period amounts to $480,882, $429,886 and $351,513 as at March 31, 2015, 2014 and 2013, respectively.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2015, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 721,535 share options granted and vested (Note 19) pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Group's related parties include transactions with key management personnel ("KMPs") and enterprises over which KMPs are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a director of Amira Pure Foods Private Limited “APFPL”) are considered as KMPs for related party transactions disclosures.

31.1	Transactions with KMPs (including independent directors)

Transactions during the year	March 31, 2015	March 31, 2014	March 31, 2013
Short term employee benefits - Salaries including bonus of $351,000 for each of the respective years relating to Mr. Karan A. Chanana	$1,698,891	$1,192,733	$1,024,891
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	-	2,679,848	183,514
- expense recognized on share awards granted (Mr. Karan A. Chanana)	1,612,000	-	-
- expense recognized on share awards granted (others)	107,037	194,162	44,171
Defined benefit plan – Gratuity	1,703	1,724	796
Rent expense	4,133	4,183	4,637
Loan received	-	-	-
Loan repaid	-	6,577	47,662
Interest expense	133,464	116,804	105,248
Advance given	50,000	-	-

Outstanding balances	March 31, 2015	March 31, 2014	March 31, 2013
Salary and bonus payable - to Mr. Karan A. Chanana	$522,307	$510,600	$471,000
Salary and bonus payable – to others	164,551	-	-
Advance receivables	50,000	-	-
Loan and interest payable to Mr. Karan A. Chanana	1,187,221	1,170,492	1,180,410
Rent payable to Mr. Karan A. Chanana	18,643	15,932	4,637

All of the above payables are payables on demand and carry no collateral. Loans payable as at March 31, 2015, 2014 and 2013, carry an interest rate of 11% per annum, compounding on daily basis.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding term loans and secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of term loans and secured revolving credit facilities up to a limit of $241,155,400, $197,301,128 and $182,459,131 as at March 31, 2015, 2014 and 2013, respectively. ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) and Ms. Anita Daing (a director of APFPL) as permitted by ANFI’s amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for Mr. Karan A. Chanana and Ms. Anita Daing personal guarantees described above.

31.3	Share-based compensation to KMP

The Group has granted share options to Mr. Karan A. Chanana and Mr. Bruce A. Wacha pursuant to the 2012 Omnibus Securities and Incentive Plan. Further, the Group has granted restricted share awards to its directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 19 and 41.1).

31.4	Share swap agreement with KMP (representing NCI)

The NCI have entered into a share swap agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2015	March 31, 2014	March 31, 2013
Sales(1)	$-	$-	$17,530,395
Advances received back	-	-	1,564,527
Purchase of Office premises during the year	272,220	-	-

(1)	Sale includes a sale amounting to $11,445,000 in the year ended March 31, 2013, which was subjected to customs proceedings at the Philippines (Note 34). The Group had entered into an arrangement that effectively transferred all risks and rewards related to the sales under Philippines law without any recourse or further obligations, other than to make best efforts to assist the purchaser in any regulatory clearance, cost of which is to be borne by the purchaser.

Outstanding balances	March 31, 2015	March 31, 2014	March 31, 2013
Trade payables	$49	$51	$56
Advances receivables	134,114	152,576	160,738

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2015	March 31, 2014	March 31, 2013
Depreciation and amortization	$2,396,874	$2,064,264	$1,943,846
Impairment loss recognized on trade receivables and other current assets	1,226,069
Unrealized (gains)/ losses on account of foreign exchange differences	704,294	(1,152,759)	(128,074)
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	(441,495)	(1,507,550)	(3,553)
Share-based compensation	1,719,037	2,874,010	227,685
Total	$5,604,779	$2,277,965	$2,039,904

32.2	Adjustment for non-operating income and expense

	March 31, 2015	March 31, 2014	March 31, 2013
Interest expense	$34,988,422	$25,859,231	$21,751,614
Interest and dividend income	(2,256,120)	(2,766,518)	(802,146)
Gain on sale of property, plant and equipment	(892)	(3,705)	(12,522)
Gain on sale of shares	(8,705)	(2,058)	-
Total	$32,722,705	$23,086,950	$20,936,946

32.3	Change in operating assets and liabilities

	March 31, 2015	March 31, 2014	March 31, 2013
Trade payables and other current liabilities	$(8,227,578)	$37,988,258	$(26,500,081)
Inventories	(19,230,042)	(88,561,032)	(45,085,574)
Trade receivables	(51,536,473)	(16,548,397)	(31,420,958)
Other current assets and prepayments	(10,572,397)	1,112,273	(2,428,514)
Total	$(89,566,490)	$(66,008,898)	$(105,435,127)

32.4	Net proceeds from issue of shares

	March 31, 2015	March 31, 2014	March 31, 2013
Proceeds from issue of shares	$-	$-	$90,000,000
Share issue expenses reduced directly from equity	-	-	(7,351,234)
Repurchase of shares from ex-director and cancellation	(38,190)	-	-
Total	$(38,190)	$-	$82,648,766

33.	Disclosure on acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC

On January 30, 2014, Amira Dubai completed the acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC (collectively, referred to as the “Acquiree”) by purchasing 100% of the issued share capital of the respective companies. These entities were under the common control of the selling shareholders. Basmati Rice North America LLC is the marketing unit of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) in the USA. Amira Dubai purchased the Acquiree for a cash consideration of $2,059,950. The Acquiree is a specialty distributer of premium rice under the Acquiree’s brands, particularly Basmati rice.

The acquisition has been accounted for using the acquisition method. The consolidated financial statements include the results of abovementioned companies from the acquisition date.

The fair values of the identifiable assets and liabilities of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC as at the date of acquisition were:

Amira Basmati Rice GmbH EUR & Basmati Rice North America LLC
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

Commitments

Capital commitments, net of advances amounted to $9,078,905, $6,959,874 and $371,278 as of March 31, 2015, 2014 and 2013 respectively. The capital commitment is on account of entering into a contract towards purchase of plant and machinery and office equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2015	March 31, 2014	March 31, 2013
Market fees(a)	$74,374	$77,628	$85,530
Income tax case(b)	446,368	420,802	623,529
Total	$520,742	$498,430	$709,059

(a)    Represents market fees demand raised by Haryana State Agricultural Marketing Board ("HSAMB") in respect of certain paddy purchases. The Group has paid $39,046 (INR 2,324,195) under protest and the case is pending with local authorities against the demand. The Group expects that the likelihood of any liability is not probable. Accordingly, no provision has been created for this matter.

(b)    Represents tax litigations with the income tax department of India in respect of various years’ cases pending with the High Court of Delhi and High Court of Punjab and Haryana. The Group has been contesting these demands and has received favorable orders in the majority of cases from the Tribunal, which have been contested by the Income tax department in the High Court of Delhi and High Court of Punjab and Haryana. The Group expects that the likelihood of any liability is not probable. Accordingly, no provision has been created for this matter.

(1)    During the year ended March 31, 2013, products temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subjected to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by the Amira C Foods International DMCC (“Amira Dubai”) to unload and warehouse the cargo. The Amira Dubai, as an intervener, or legal owner of the products, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Amira Dubai filed a Petition for review with the Court of Tax Appeals challenging the correctness of the decision of COC as being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, a public auction was conducted by the Bureau of Customs (‘‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 million Pesos (equivalent to $11.7 million). Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the advice provided by its attorneys, the Amira Dubai expects that the likelihood of any liability to the Amira Dubai is not probable. Accordingly, no provision has been created for this matter. These products, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to the aforesaid parties.

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

The Group generates its revenue primarily from the sale of rice. An analysis of the Group's revenue from sales of rice and other food products is as follows:

	March 31, 2015%		March 31, 2014%		March 31, 2013
Rice and rice related products	$635,013,258	91%	$468,990,122	86%	$401,365,462	97%
Other food products	65,031,633	9%	78,354,246	14%	12,317,112	3%
Total	$700,044,891	100%	$547,344,368	100%	$413,682,574	100%

The Group categorizes its revenue by geographical region based on product destination to the external customers, as summarized below, which as per management is most appropriate:

Region	March 31, 2015%		March 31, 2014%		March 31, 2013%
EMEA	$403,175,995	57.6%	$237,499,705	43.4%	$193,299,768	46.7%
India	286,762,392	41.0%	224,094,084	40.9%	188,909,313	45.7%
North America	9,337,383	1.3%	11,837,831	2.2%	6,797,869	1.6%
Asia Pacific (excluding India)	769,121	0.1%	73,912,748	13.5%	24,675,624	6.0%
Total	$700,044,891	100%	$547,344,368	100%	$413,682,574	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2015	March 31, 2014	March 31, 2013
No. of customer(s)	1	2	1
Group’s revenue (A)	$700,044,891	$547,344,368	$413,682,574
Revenue generated from major customer(s) (B)	95,904,329	123,617,830	54,381,913
Concentration of revenue in % in such major customer(s) [(B)/(A)]	14%	23%	13%

Non-current assets other than financial instruments located in the ANFI’s country of domicile and in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
India	$22,580,295	$23,854,058	$24,016,701
Germany	2,515,062	3,188,788	-
Others	559,744	232,141	58,549
Total	$25,655,101	$27,274,987	$24,075,250

36.	Fair value hierarchy

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

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
March 31, 2015	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$638,467	$-	$638,467	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	420,983	420,983	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	85,725	85,725	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	280,560	-	280,560	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using
March 31, 2014	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$2,352,886	$-	$2,352,886	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	393,763	393,763	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	58,672	58,672	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

	Fair value measurements at reporting date using
March 31, 2013	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$1,260,512	$-	$1,260,512	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	183,212	183,212	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	58,854	58,854	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

37.	Financial assets and liabilities

The fair value of trade receivables, other current financial assets, cash and cash equivalents, trade payables, working capital debt and other financial liabilities approximate the carrying amounts because of the short term nature of these financial instruments.

The fair values of non-current financial assets consisting of security and term deposits are not significantly different from the carrying amount. The fair value of term and vehicle loans and loan from related party was $3,828,022 as compared to the carrying amount of $3,828,022.

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

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2015, 2014 and 2013:

March 31, 2015	U.S. Dollars	Other currencies
Trade receivables	$807,170	$-
Intercompany receivables	31,563,037	6,297,106
Trade payables	(160,231)	(199,692)
Intercompany payables	(1,467,493)	-
Debt	-	(297,651)
Intercompany debt receivable	-	806,226
Cash and cash equivalents	26,655	8,153
Total	$30,769,138	$6,614,142
March 31, 2014
Trade receivables	$5,453,322	$12,770
Intercompany receivables	28,406,181	1,905,666
Trade payables	(420,227)	(534,666)
Intercompany payables	(188,402)	-
Cash and cash equivalents	474,881	19,755
Total	$33,725,755	$1,403,525
March 31, 2013
Trade receivables	$19,514,361	$1,398,514
Intercompany receivables	25,008,232	-
Cash and cash equivalents	11,493	12,442
Total	$44,534,086	$1,410,956

As of March 31, 2015, 2014 and 2013, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $373,833, $351,293 and $459,450, respectively.

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

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2015, 2014 and 2013, we had $211,041,182, $184,842,761 and $161,617,236 of total indebtedness, respectively, of which more than 99% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $2,097,094, $1,834,443 and $1,603,244 in the years ended March 31, 2015, 2014 and 2013, respectively.

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

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2015		March 31, 2014		March 31, 2013
	Gross	Impairment	Gross	Impairment	Gross	Impairment
Not past due	$128,780,495	$-	$79,603,752	$-	$65,808,189	$-
Past due less than three months	1,448,521	-	166,676	-	335,568	-
Past due more than three months but not more than six months	117,806	-	373,157	-	433,550	-
Past due more than six months but not more than one year	667,945	628,095	431,866	-	133,738	-
More than one year	263,139	251,201	410,506	102,971	186,237	104,848
Total	$131,277,906	$879,296	$80,985,957	$102,971	$66,897,282	$104,848

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	March 31, 2015	March 31, 2014	March 31, 2013

Receivables from top five customers as of reporting date	$69,896,061	$2,549,827	$14,915,713
Percentage to total receivables	53.2%	3.2%	22.3%

Receivables from our top two customers are as follows:

	March 31, 2015	March 31, 2014	March 31, 2013
Receivables from our top two customers as of reporting date	$17,935,498	$1,429,857	$12,729,247
Percentage to total receivables	13.7%	1.8%	19.1%

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

As of March 31, 2015, the Group had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

March 31, 2015
(Amount in $)
Working capital – fund based	$11,122,064
Letter of credit and bank guarantee – non fund based	3,557,587
Total	$14,679,651

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2015	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$836,311	$600,943	$1,645,383	$-
Short term debt	208,403,772	-	-	-
Trade payables	34,336,831	-	-	-
Other financial liabilities	6,977,989	-	-	-
Lease obligation	480,882	-	-	-
Total	$251,035,785	$600,943	$1,645,383	$-

	Current		Non-Current
March 31, 2014	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,200,422	$1,132,362	$3,200,308	$-
Short term debt	180,255,572	-	-	-
Trade payables	41,197,158	-	-	-
Other financial liabilities	6,031,593	-	-	-
Lease obligation	429,886	-	-	-
Total	$229,114,631	$1,132,362	$3,200,308	$-

	Current		Non-Current
March 31, 2013	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,394,833	$1,311,559	$5,736,096	$49,889
Short term debt	154,765,700	-	-	-
Trade payables	4,516,657	-	-	-
Other financial liabilities	2,836,252	-	-	-
Lease obligation	351,513	-	-	-
Total	$163,864,955	$1,311,559	$5,736,096	$49,889

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

	March 31, 2015	March 31, 2014	March 31, 2013
Total equity (A)	$221,325,125	$171,841,007	$143,632,735
Total debt - comprising of all liabilities of the Group (B)	275,746,792	250,609,643	182,899,243
Overall financing (C) = (A) + (B)	$497,071,917	$422,450,650	$326,531,978
Gearing ratio (B) / (C)	0.55	0.59	0.56

40.	Class Action suit and related complaint

40.1. Class action suit

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former officers and directors.  The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company's Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.  The Company intends to contest these allegations vigorously and has moved to dismiss the lawsuit in its entirety.

40.2. Complaint against a short-selling firm

In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against a short-selling firm, related entities and individuals as a result of their false accusations and their dissemination of material false, misleading and defamatory information about Amira. The Company is seeking damages and injunctive relief for defamation, trade libel, tortious interference with business relations, violations of Section 10(b) of the Securities Exchange Act of 1934, and a permanent injunction.

41.	Events after the reporting period

41.1. On July 7, 2015, Mr. Karan A. Chanana and Mr. Bruce C. Wacha were granted share options, details of which are as follows:

	Mr. Karan A. Chanana		Mr. Bruce C. Wacha
No. of share options granted	367,749		27,987	*
Exercise price	$10		$11.47
Grant date	July 7, 2015		July 7, 2015
Exercise period	10 years		10 years
Valuation model used	Binomial		Binomial
Share based compensation recognized in profit or loss	See note below	#	See note below	*

#These share options (fair value of $1,890,910 as on the grant date) have been granted in the after the end of fiscal 2015 period as on July 7, 2015, hence it is a non-adjusting event for the year ended March 31, 2015.

* These share options (fair value of $125,000 as on the grant date) have been granted after the end of fiscal 2015 period as on July 7, 2015, hence it is a non-adjusting event for the year ended March 31, 2015. These share options to be vested in three equal annual instalments starting from July 7, 2015.

The fair values of options granted after the year ended March 31, 2015 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

	Granted to Mr. Karan A. Chanana (CEO)	Granted to Mr. Bruce C. Wacha (CFO)
Grant date	July 7, 2015	July 7, 2015
Fair value of the option using appropriate model	$5.14	$4.47
Fair value of shares at grant date	$11.47	$11.47
Exercise price	$10.00	$11.47
Exercise multiple	2.5	2.5
Expected time to exercise (years)	3.4	5.83
Expected volatility	27.00%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	2.26%	2.26%

On July 7, 2015, the Compensation Committee of the Company has approved the grant of 6,539 ordinary equity shares to Mr. Bruce C. Wacha to be vested in three equal annual instalments starting from July 7, 2015. Hence, it is a non-adjusting event and for which the corresponding charge amounting to $75,000 will be amortized over three years starting from the fiscal year 2016.

41.2. Mr. Neal Cravens and Mr. Shiv Surinder Kumar, are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service on October 15 every year, as a director. Accordingly, Mr. Neal Cravens and Mr. Shiv Surinder Kumar, each of them have been granted by Compensation Committee of the company, 10,397 ordinary shares having a value of $55,000 (based on the fair market value of such ordinary shares on the grant date as of October 15, 2015) on October 12, 2015 for the period October 15, 2014 to October 14, 2015. The same has been accounted for as follows:

•	Company has incurred a charge, on a pro-rata basis until March 31, 2015 amounting to $50,329.
•	And the remaining charge of $59,671 is being accounted for subsequently in the fiscal year ending March 31, 2016.

41.3. On October 12, 2015, our compensation committee reviewed and revised the compensation of Mr. Harash Pal Sethi. Accordingly Mr. Harash Pal Sethi, who had not previously been awarded ordinary share grants, is awarded with a grant of 20,794 ordinary shares having a value of $110,000 (based on the fair market value of such ordinary shares on the grant date as of October 15, 2015), for the fiscal year ended March 31, 2016, as recognition of his increased role and responsibilities as the head of the Audit Committee and the charge of same is being booked subsequently in the fiscal year ending March 31, 2016.

41.4. On November 10, 2015, the Company announced that an Independent Third Party Forensic Investigation had been completed by BDO LLP (“BDO”). The Audit Committee of the Board of Directors of the Company engaged BDO to review certain allegations that had been made against the Company. The review included (i) an analysis of the Company’s reported international Basmati sales relative to Amira Pure Foods Private Ltd.’s (“Amira India”) exports of Basmati rice, as identified by the Agricultural and Processed Food Products Export Development Authority (“APEDA”); (ii) an analysis of the allegations in respect of the reported Basmati market size in India; (iii) a comprehensive review of the transactions with the Company’s largest customer for fiscal year 2015; (iv) a comprehensive review of the Company’s related party transactions with its top customers and named suppliers in fiscal 2014 and fiscal 2015 and; (v) a review to identify the existence of undisclosed revenue transactions with Karam Enterprises since the time of the Company’s initial public offering (“IPO”); BDO had independently concluded that these allegations are unsubstantiated and/or unfounded.

41.5. In January 2016, Amira Pure Foods Private Limited, a majority owned subsidiary of the Company, entered into a contract to borrow INR 868,000,000 or approximately $13.04 million from certain members of the Chanana family. The loan bears an annual interest rate of 10.75%, payable in cash. The loan carries an 18 month maturity and both parties have certain early redemption rights. It is redeemable for cash on the option of the lender based upon (i) either the principal value of the loan, plus any accrued but unpaid interest; or (ii) or loan can also be redeemed based upon cash value of 965,700 shares of ANFI stock, plus any accrued but unpaid interest. The value of the shares will be based upon the most recent closing price prior to the lenders’ notice of intention to redeem the investment. The terms were based upon the prevailing exchange rate at the time the contract was signed and a redemption price of $13.50 per share (representing a premium of approximately 51% to the closing share price on the day the contract was executed).

41.6. Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2015.

42.	Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on January 24, 2016.