Form 20-F
period 2016-03-31
Amira Nature Foods Ltd.
filed 2016-07-29
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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
None.

On March 31, 2016, the issuer had 37,054,216 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 1,089,284 share options granted and vested through March 31, 2016.

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

The audited consolidated financial statements for the fiscal years ended March 31, 2016, 2015 and 2014 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our interim period ends on September 30. References to a year other than a “fiscal” are to the calendar year ended December 31.

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

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2016, 2015 and 2014 and selected consolidated statement of financial position data as of March 31, 2016 and 2015 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2013 and 2012 and selected consolidated statement of financial position data as of March 31, 2013 and 2012 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report. Since October 15, 2012, when we completed our initial public offering, we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our consolidated financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been retrospectively adjusted as applicable. The remaining 19.6% of Amira India that is not owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage.

The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

•	Statements of Profit or Loss Data

	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012
Revenue	$563,451,016	$700,044,891	$547,344,368	$413,682,574	$328,979,799
Other income	956,336	186,404	160,064	94,368	637,383
Cost of materials	(432,030,831)	(619,100,865)	(454,123,161)	(347,341,159)	(270,259,623)
Change in inventory of finished goods	(22,509,438)	63,181,906	39,859,583	27,594,211	6,667,730
Employee benefit expenses	(12,884,266)	(11,831,777)	(11,642,833)	(5,553,197)	(2,844,454)
Depreciation and amortization	(2,061,698)	(2,396,874)	(2,064,264)	(1,943,846)	(2,089,738)
Freight, forwarding and handling expenses	(9,082,563)	(16,508,963)	(23,359,177)	(20,985,039)	(13,990,863)
Other expenses	(23,275,173)	(24,609,109)	(22,855,617)	(14,676,910)	(10,568,202)
	$62,563,383	$88,965,613	$73,318,963	$50,871,002	$36,532,032
Finance costs	(27,063,456)	(34,988,422)	(25,859,231)	(21,751,614)	(21,786,007)
IPO expenses	-	-	-	(1,750,082)	-
Finance income	1,187,095	2,256,120	2,766,518	802,146	303,036
Other gains and (losses)	1,123,900	5,534,369	(2,800,475)	(654,852)	1,032,599
Profit before tax	$37,810,922	$61,767,680	$47,425,775	$27,516,600	$16,081,660
Income tax expense	(4,897,325)	(8,603,974)	(9,293,071)	(8,267,562)	(4,137,422)

Profit after tax for the year	$32,913,597	$53,163,706	$38,132,704	$19,249,038	$11,944,238
Profit after tax for the year attributable to:
Shareholders of the company	$25,791,973	$42,125,065	$29,956,327	$15,056,309	$9,603,167
Non-controlling interest	$7,121,624	$11,038,641	$8,176,377	$4,192,729	$2,341,071

Earnings per share
Basic earnings per share (1)	$0.90	$1.47	$1.04	$0.63	$0.49
Diluted earnings per share (1)	$0.90	$1.46	$1.04	$0.63	$0.49

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted. The dilutive impact of total share options 1,089,284 granted to Mr. Karan A. Chanana in the years ended March 31, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2016) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA, Adjusted profit after tax and adjusted earnings per share

For the fiscal year ended March 31, 2016, we had adjusted EBITDA of $74.7 million, adjusted profit after tax of $41.9 million and adjusted earnings per share of $1.17. In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA(1):

	Fiscal year ended March 31,
	2016	2015	2014	2013
	(Amount in $)
Profit after tax (PAT)	32,913,597	53,163,706	38,132,704	19,249,038
Add: Income tax expense	4,897,325	8,603,974	9,293,071	8,267,562
Add: IPO-related expenses	-	-	-	1,750,082
Add: Finance costs (net of finance income)	25,876,361	32,732,302	23,092,713	20,949,468
Add: Depreciation and amortization	2,061,698	2,396,874	2,064,264	1,943,846
EBITDA	65,748,981	96,896,856	72,582,752	52,159,996
Add: Non-cash expenses for share-based compensation	3,523,412	1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	1,256,995	-	-
Add: One-time legal & professional charges	5,461,146	-	-	-
Adjusted EBITDA	74,733,539	99,872,888	75,456,762	52,387,670

(1) Presented for annual periods post the IPO in 2012.

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses)(1):

	Fiscal year ended March 31,
	2016	2015	2014	2013
	(Amount in $)
Profit after tax (PAT)	32,913,597	53,163,706	38,132,704	19,249,038
Add: IPO-related expenses	-	-	-	1,750,082
Add: Non-cash expenses for share-based compensation	3,523,412	1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	1,256,995	-	-
Add: One-time legal & professional charges	5,461,146	-	-	-
Adjusted profit after tax	41,898,155	56,139,738	41,006,714	21,226,794

(1) Presented for annual periods post the IPO in 2012

3.	Reconciliation of earnings per share and adjusted earnings per share(1):

		Fiscal year ended March 31,
		2016	2015	2014	2013
		(Amount in $)

Profit after tax (PAT)		32,913,597	53,163,706	38,132,704	19,249,038
Profit attributable to Shareholders of the company	(A)	25,792,843	42,125,065	29,956,327	15,056,309
Weighted average number of shares (for Basic earnings per share)	(B)	28,805,738	28,723,273	28,672,840	23,802,786
Weighted average number of shares (for diluted earnings per share)	(C)	28,805,738	28,927,135	28,888,163	23,802,786
Basic earnings per share as per IFRS	(A) ÷ (B)	0.90	1.47	1.04	0.63
Diluted earnings per share as per IFRS	(A) ÷ (C)	0.90	1.46	1.04	0.63

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	35,811,172	35,932,569	35,893,597	35,676,434

Profit after tax (PAT)		32,913,597	53,163,706	38,132,704	19,249,038
Add: IPO-related expenses		-	-	-	1,750,082
Add: Non-cash expenses for share-based compensation		3,523,412	1,719,037	2,874,010	227,674
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	1,256,995	-	-
Add: One-time legal & professional charges		5,461,146	-	-	-
Adjusted profit after tax	(F)	41,898,155	56,139,738	41,006,714	21,226,794

Adjusted earnings per share	(F) ÷ (E)	1.17	1.56	1.14	0.59

(1) Presented for annual periods post the IPO in 2012

•	Statements of Financial Position Data

	As at March 31,
	2016	2015	2014	2013	2012
Cash and cash equivalents	$17,412,501	$46,660,922	$37,606,098	$33,270,338	$8,368,256
Total current assets	476,034,239	471,018,305	394,689,932	302,025,989	205,591,241
Total assets	502,986,145	497,071,917	422,450,650	326,531,978	232,052,937
Total equity	249,721,766	221,325,125	171,841,007	143,632,735	45,684,569
Debt (Long term & Short term)	209,442,252	211,044,573	184,842,761	161,617,236	141,755,853
Total liabilities	253,264,379	275,746,792	250,609,643	182,899,243	186,368,368
Total equity and liabilities	502,986,145	497,071,917	422,450,650	326,531,978	232,052,937

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this report under the heading “Item 18. Financial Statements”; under Note 18 “Equity”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in certain states in North India and in a part of the Punjab region located in Pakistan which have climates conducive to growing Basmati rice. In addition, our Basmati rice competes with a type of rice grown in California and Texas, among other places, which is marketed as Basmati rice to compete with our products.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources than we have. Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and particularly a more organized Basmati market could decrease our market share or result in lower selling prices of our products or result in higher costs of our raw materials, thereby reducing our earnings.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets. This will require some customization of our products to different geographical markets having distinct tastes and preferences, and may also require that we implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat snacks or efforts to further penetrate Indian modern retail and international markets, or realize the anticipated benefits from such initiatives. Any unforeseen costs or losses could harm our business, reputation and financial condition.

Our inability to manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we currently expect to expand the number of our employees and the scope of our operations. To effectively manage this anticipated growth, we must continue to enhance our managerial, operational, financial and reporting systems and expand our facilities. We expect that these measures will require significant expenditures and will demand the attention of management. Our failure to manage our growth effectively may result in our over- or under-investing in our operations; weaknesses in our infrastructure, systems and controls; and operational inefficiencies, including loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth will require significant capital expenditures and investments in inventory, and may divert financial resources from other projects, such as the development of new products. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to obtain financing in the future.

We have incurred a substantial amount of debt totaling $209.4 million, $211.0 million and $184.8 million as of March 31, 2016, 2015 and 2014, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2016 was $209.4 million, of which $0.5 million consisted of our non-current (long-term) debt and $208.9 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities.

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

As of March 31, 2016, our outstanding current (short-term) debt, amounting to $208.9 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our financial condition.

The agreements and instruments governing our debt place specified limitations on incurrence of additional debt. Despite current indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. However, if new debt is added to our and our subsidiaries’ current debt levels, the related risks would intensify.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is highly sensitive to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness may not be on favorable terms and could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

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

We require substantial working capital and as a result, may seek additional financing in the form of debt or equity to meet our working capital requirements.

Our business requires substantial working capital, primarily because Basmati rice must be aged for approximately as much as 12 months or more before it reaches premium quality. Accordingly, we need to maintain a sufficient stock of Basmati paddy and rice at all times to meet processing requirements, which leads to higher inventory holding costs and increased working capital needs. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

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

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, disruption in the global financial markets has made obtaining additional financing in India more difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates since 2011, thereby substantially increasing our borrowing costs there. Moreover, restrictions on foreign investment in India may limit our ability to obtain financing for Amira India. See “Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition” in this section. Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our results of operations and financial condition and result in a reduction in our operations and the delay or abandonment of our development plans.

Our inability to meet the quality requirements of our customers or to anticipate and adapt to changes in the market demand for our products could reduce demand for our products and harm our sales.

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

In fiscal 2016, 2015 and 2014, we generated 56.4%, 59.0% and 59.1%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have international offices in Malaysia, Singapore, the United Arab Emirates (“UAE”), the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

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

We derive a significant portion of our income from international sales of Basmati rice, other specialty rice and other food products, which may be dependent upon the economies and government policies of the key countries to which we sell our products; any unfavorable change in such economies or government policies may harm our business.

We sell Basmati rice, other specialty rice and other food products to customers across five continents with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2016, our international revenue accounted for 56.4% of our total revenue. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. In addition, uncertainty surrounding the potential exit of the United Kingdom from the European Union may have a significant impact on the global economy and foreign exchange rates which could have a negative impact on our financial condition.

Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. For instance, a change to a more stringent EU standard on the level of the pesticide isoprothiolane in Basmati rice in September 2008 led to a significant overall decrease in sales of Basmati rice to the EU. In November 2012, the EU standard reverted to the 2008 level.

In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by a government, or any duties, pre-conditions or ban imposed by a country to which we sell our products, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business, results of operations and financial condition. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, a reduction in import subsidies, partial or total expropriation and the risks of war, terrorism and other civil disturbances in our international markets. Our insurance coverage may not be sufficient to protect us against all such risks.

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

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our financial results to fluctuate between periods.

Our operating expenses are denominated primarily in Indian Rupees; however, 56.4% of our total revenue for fiscal 2016 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past three years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

We may be unable to adequately protect or continue to use our intellectual property; failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property to increase awareness of the “Amira” name. We attempt to protect our intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

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

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2016), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its board of directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the board of directors.

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

Insiders have substantial control over us; ownership by insiders of our ordinary shares and ownership by our Chairman and Chief Executive Officer of direct and indirect equity interests in Amira India give rise to conflicts of interest with our public shareholders.

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 69.8% (including share options granted and vested) of the outstanding ordinary shares of ANFI as on March 31, 2016. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our board of directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the British Virgin Islands where we are currently domiciled, or our voluntary liquidation. As a result, Mr. Chanana and his affiliates can cause, delay or prevent a change of our control, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders with the opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

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

Mr. Karan A. Chanana and Ms. Anita Daing have also issued personal guarantees of $237.8 million in favor of lead banks or lenders of certain of our credit facilities; in the event of a default under these credit facilities, the lenders may seek payment from Mr. Chanana and/ or Ms. Daing. As a result of these guarantees, Mr. Chanana and Ms. Daing may have a conflicting interest with our shareholders and/or other creditors of the Company which may not be resolved in our best interest. However, ANFI has indemnified its directors and officers, including Mr. Chanana and Ms. Daing, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

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

Risks Related to our Business and Operations in India

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

We generated 56.4% of our revenue in fiscal 2016 from products we sold outside India. As such, a substantial portion of such international revenue are subject to the Government of India’s export control laws. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2016, we derived 43.6% of our revenue from sales in India. Based on latest information from the CIA World Factbook, estimates for consumer inflation in India was 6.7% in 2014 and 5.6% in 2015. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition.

India regulates ownership of Indian companies by foreigners and, although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India to Amira India. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements, or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India is required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on favorable terms or at all.

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

Adverse weather, disease, pests and over farming in India could reduce the general availability of paddy, which may affect our operations and growth plans.

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

Water or power shortage or other interruptions in utility supply issues in India could disrupt our processing and harm our business, results of operations and financial condition.

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

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies may not be sufficient to protect us from terrorist attacks or business interruptions caused by terrorist attacks, violence, acts of war, civil unrest, hostilities or other reasons.

Stringent labor laws in India may harm our ability to have flexible human resource policies; labor union problems could negatively affect our processing capacity and overall profitability.

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

Risks Related to Our Operations

Any decline in the market price of Basmati rice while held by us for aging could harm our results of operations and financial condition.

The Basmati rice industry is cyclical and dependent on the results of the Basmati paddy harvest, which occurs for only seven months of the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is sold as much as 12 months or more after harvesting and generally commands a price premium. As a result, we typically allow our Basmati paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover, or generate the same margins from, our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

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

Due to the seasonality of our business, our operating results may vary over interim periods.

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

We derived 30.4% of our total revenue from our top five customers and distributors in fiscal 2016; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 30.4%, 29.9% and 34.3% of our total revenue for fiscal 2016, 2015 and 2014, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers obligating them to buy product from us. Our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, could harm our sales.

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

As of March 31, 2016, we employed 371 persons (including 45 employees in locations outside of India) to perform a variety of functions in our daily operations. Lower labor costs in India provide us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

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

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 2% in fiscal 2016. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We have not used, and will not use, any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Syria and other countries in the region. Iran and Syria are currently sanctions targets. In fiscal year 2016 and 2015, sales to Iran and Syria were less than 1% of our total revenue. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

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

We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments, product liability and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our milling facility. Additionally, we maintain insurance policies that provide coverage for class action litigation resulting from claims made against us in connection with the offer and sale of our securities. However, any claim under our insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of paddy and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Our insurance policies may not cover such inventory and business interruption losses. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

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

Because we qualify and report as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish reports to the Securities and Exchange Commission on Form 6-K which contain our six month results for the period ending September 30 of each year, for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish is not as frequent or the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, for the fiscal years ending on or after December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, investors in our securities may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales across five continents. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent and other specialty rice, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including edible oil, snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley, legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the high growth Basmati rice sector. We completed an initial public offering (“IPO”) in October 2012 and our shares are listed on the New York Stock Exchange with the stock symbol ANFI.

For the fiscal year ended March 31, 2016, we had revenues of $563.4 million, adjusted EBITDA of $74.7 million, and adjusted profit after tax of $41.9 million.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products and third party branded products are currently sold across five continents

Our Amira branded products are currently sold by global retailers such as Bharti’s Easyday, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Safeway Albertsons, Spencer’s, Tesco, Walmart and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products throughout the world.

We have successfully expanded Amira branded products across five continents and are investing resources to further establish the Amira brand as a premium, high quality packaged Basmati products. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized multiple times by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies in every year since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. In 2014-2015, VWP World Brands recognized the Amira brand as “The Admired Brand of India.”

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

The global rice market represented approximately $275 billion in value, according to statistics from Horizon Research in fiscal 2012, based on benchmark rice export prices for the international rice trade. The Indian rice industry was valued at approximately $50 billion in wholesale prices in fiscal 2013 according to the CRISIL Research Report on the Indian Rice Industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 70% is sold internationally and 30% is sold in India.

For the fiscal year ended March 31, 2016, we had revenues of $563.4 million, adjusted EBITDA of $74.7 million, and adjusted profit after tax of $41.9 million. In fiscal 2016, 2015 and 2014 our revenue was $563.4 million, $700.0 million and $547.3 million, respectively. In fiscal 2016, 2015 and 2014, our adjusted EBITDA was $74.7 million, $99.9 million and $75.5 million, respectively. In fiscal 2016, 2015 and 2014 our adjusted profit after tax was $41.9 million, $56.1 million and $41.0 million, respectively. See “Non-IFRS Financial Measures” for additional information regarding EBITDA, adjusted EBITDA, adjusted profit after tax and other non-IFRS financial measures, including a reconciliation of those to the most directly comparable IFRS measure.

For the fiscal year ended March 31, 2016, we derived 43.6% of our revenue from sales in India, 53.1% from sales in the Europe, Middle East and Africa, or EMEA region, 1.1% from sales in the Asia Pacific region (other than India), and 2.2% from sales in North America.

Our Strengths

We believe that the following competitive strengths have contributed to our expansion and strong track record and will continue to benefit us over time:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global provider of packaged specialty rice, and primarily Basmati rice, a specialty long-grain rice grown only in certain regions of the Indian sub-continent and known for its long-grain and appealing aroma. Our leadership in the Basmati segment represents a distinct competitive advantage since Basmati is a premium rice variety that generally commands higher prices and is more profitable compared with other types of rice. The Indian Basmati segment represents $6.9 billion of the $275 billion global rice market.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products across five continents with approximately $247.2 million in sales for the fiscal year ended 2016. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata.Inc. India, a leading Indian business magazine, identified Amira as one of India’s fastest growing mid-sized companies multiple times since 2010. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. In 2014-2015, VWP world Brand recognized the Amira Brand as “The Admired Brand of India”. We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is a core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products, such as ready-to-eat snacks and edible oils, to drive further growth.

•	Global Presence Across Five Continents. We believe that we are one of the leading producers and marketers of Basmati rice in India, with strong market positions across both the modern trade and traditional retail. We have been selling our products globally for more than 38 years and our products are currently sold across five continents worldwide. Our international markets consist of high-growth emerging markets such as Thailand, Indonesia, the Middle East and large developed markets such as the United States, the United Kingdom and Continental Europe. Our international sales have grown at a 10.0% CAGR from fiscal 2012 to fiscal 2016, while our India sales have grown at a 21.7% CAGR over the same time period. Amira has been recognized in multiple years since 2010 by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing companies, including illycaffe SpA and Intralinks.

•	Well-Established Relationships Foster Deep Understanding of Consumer Preferences. Since launching our international business over 38 years ago, we have built strong relationships with large international and regional customers who market our products under their own brand through their own distribution networks regionally and around the world. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide, and we have subsequently launched our Amira branded products in many of these same markets. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in both our Amira branded and our third-party branded business. We have established relationships with and our products are sold by many of the world’s leading retailers, including, Bharti’s Easyday, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, Reliance Retail Ltd., REWE, Safeway Albertsons, Spencer’s, Tesco, Walmart and Waitrose.

•	Superior, Integrated Supply Chain Capabilities Ranging from Procurement to Distribution. We participate across the entire rice supply chain from the procurement of paddy to its storage, aging, processing into rice, packaging, distribution and marketing. We have long-standing relationships with more than 200,000 local Indian paddy farmers and a large network of procurement agents which allow us to consistently source high-quality paddy at a fair price. Over the past several years, we have also developed organic sourcing and currently have direct and indirect relationships with approximately 7,000 organic farmers in India. We believe our relationships with these farmers which involve provision of best quality seeds, bio-inputs, market linkage, technical guidance and training along with our knowledge of the complex organic supply chain in India has provided us with a distinct competitive advantage. Separately, as of March 31, 2016, our direct sales team and network of more than 225 distributors globally provide us with a high degree of control over our product offerings. In addition, we currently have 15 company managed distribution centers in India compared to just one at the time of the IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations in India.

•	State-of-the-Art Manufacturing Facility. We operate a state-of-art, fully automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in Karnal, Haryana, India in the vicinity of key basmati rice paddy producing regions in north India. We have plans for a new processing plant in Karnal, which we expect to increase our production capacity to more than 60 metric tons per hour. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production to fully meet our growing product needs. Meanwhile, our international operations also source products from outside of India from time to time. We believe our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

•	Strong Management Team with a Track Record of Success. As a family-owned and managed business that has operated since 1915, we have nearly a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Chanana’s leadership, we have transitioned from a family-owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities. We have augmented our management team and Board of Directors by adding individuals with an array of global experience.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Accelerate Focus on Global Brand Building and Value-Added Offerings. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across five continents within only eight years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. In addition to penetrating markets with our Amira branded rice offerings, we continue to develop new products, including edible oil, ready-to-eat snacks, ready-to-heat meals and organic categories to increase our relevance to consumers and drive further growth.

•	Strengthen our Distribution Footprint in India to Capitalize on Attractive Demographic and Economic Trends. We believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. As of March 31, 2016, our more than 200 Indian distributors currently provide us access to both traditional and modern trade retailers throughout India. We have increased and further plan to increase our Indian distributors throughout India to significantly increase our access to all channels. In addition, we now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Further Develop Relationships with Key Retailers to Capture Significant Growth in Indian Modern Trade. According to the Economic Times and a recent study by the Boston Consulting Group, the modern trade channel in India is expected to grow by more than 20% from 2015 to 2020, and is expected to account for 18% of the overall Indian retail trade by 2020, up from approximately 10% in 2015. A key focus for us is to continue building relationships with modern trade retailers. We employ a dedicated sales team focused on promoting our products with retailers on a region-by-region basis, which allows us to grow alongside modern trade as it broadly penetrates the Indian retail landscape.

•	Leverage Our Experience in International Markets to Enhance Sales of Amira Branded Products. Consistent with our historical branded growth strategy, we plan to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. We have successfully used this strategy to increase our Amira branded presence in the United States, the UK, Germany, Saudi Arabia, Nigeria, France, Benin and Senegal, among other countries. From our existing international operations, we gain a deep understanding of end markets and consumer preferences, which helps us to shape our strategy for branded products.

•	Expand into New High-Growth Markets. We expect to increase our international sales, which were 56.4% of our revenue for the fiscal year ended March 31, 2016, by expanding into new high-growth markets with large established rice consumption. We plan to expand our international operations into additional countries in the near future. We are currently focusing on Saudi Arabia, Bahrain, Jordan, Benin and certain countries in Africa, among other regions, which we chose based on market data collected by us, our local distributors and market research agencies.

•	Expand Our Presence in Large Developed Markets which tend to have Fragmented Positions in Rice. Despite its importance as a staple, the packaged rice market remains highly fragmented even in developed economies which typically see concentrated market positions across consumer categories. We believe that our unyielding focus on high quality, branded specialty rice will allow us to build a strong market position over time. As a result, we believe that developed markets such as the United States, the United Kingdom and Germany represent compelling growth opportunities for us in the near term.

•	Increase Processing Capacity and Operating Efficiencies to Capture Long Term Growth Opportunities and Drive Margin Expansion. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in Gurgaon, Haryana, India in 1995. We believe this facility remains one of the most sophisticated rice processing plants in India today. We have plans to construct a new processing plant in Karnal, Haryana, India, which we expect will more than double our production capacity from 24 metric tons per hour to 60 metric tons per hour.

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

In connection with the IPO, ANFI’s wholly-owned subsidiary Amira Mauritius purchased a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius controls but does not wholly own Amira India. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”).

As of March 31, 2016, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, and his affiliates, including various companies controlled directly by Mr. Chanana and indirectly controlled by him through members of his family. As on March 31, 2016, together with Mr. Karan A. Chanana’s ownership of 69.8% (including share options granted and vested) of ANFI, Mr. Karan A. Chanana and his affiliates have an effective economic interest of 75.0% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be affected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described below. Following such purchase, Mr. Karan A. Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 69.8% (including share options granted and vested) of the ordinary shares of ANFI, will give Mr. Karan A. Chanana and his affiliates an effective economic interest in Amira India of 75.5%. As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the shareholders of Amira Mauritius elect the Board of Directors of Amira Mauritius at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the Board of Directors of Amira Mauritius consists of Mr. Karan A. Chanana, Mr. Druvnath Damry and Nazia Bibi Mungroo. Under the Indian Companies Act, 1956, as amended, and the articles of association of Amira India, the Board of Directors of Amira India is elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the Board of Directors of Amira India consists of Mr. Karan A. Chanana, Ms. Anita Daing, Mr. Shyam Poddar, Aparna Puri and Mr. Rahul Sood.

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

Our Organizational Structure

The diagram below illustrates our corporate structure as of March 31, 2016, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India as described previously. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the Exchange Agreement.

(1)	Assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)	Includes Share options granted and vested through March 31, 2016.

(3)	International subsidiaries include:
•	Amira I Grand Foods Inc.
•	Amira Food Pte. Ltd.
•	Amira C Foods International DMCC
•	Amira Foods (Malaysia) SDN. BHD.
•	Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)
•	Basmati Rice North America LLC
•	Amira G Foods Limited
•	Amira Ten Nigeria Limited

(4)	Subsidiaries include:
•	Amira K.A. Foods International DMCC
•	Amira Grand I Foods Inc.

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

The following table sets forth our significant subsidiaries as of March 31, 2016:

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

* Formerly known as Basmati Rice GmbH Europe

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice. We also sell non-basmati rice and have developed a complementary line of additional products including edible oil, snacks. ready-to-heat meals and a growing line of organic product offerings. Our product focus is what we refer to as “Food Connect”, or the bond and cultural connection that food creates between people. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

Amira Branded Products

Our Amira branded products, consist of several rice varieties, as well as a growing line of complementary products including edible oil, ready to eat snacks, ready-to-heat meals and organics.

Category	Brand/Product Line	Product Features
Premium Basmati Rice	• Amira Pure Basmati Rice • Amira Extra Long Grain Basmati Rice • Amira Indian Basmati Rice • Amira Brown Basmati Rice • Amira Traditional Basmati Rice • Smoked Basmati Rice	• Consists of the finest grains of aromatic Basmati • Aged for as much as 12 months or more • More than doubles in size when cooked • Rich taste and fragrant aroma

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

Semi-Processed Rice Procurement

Semi-processed rice procurement is typically done through approved vendors. These vendors are sourced through approved brokers, many of whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged rice. We purchase the semi-processed rice, transport the product into our rice mill and then finish, pack, and sell the product to our customers and distributors.

Processed Rice Procurement

We also purchase processed rice based on our specifications from third parties in India and internationally to supplement our product needs. We purchase the rice and then sell the product to our customers and distributors on our terms and conditions.

Paddy Drying, Parboiling, Storage and Aging

After the paddy is tested and then unloaded at our processing facility, it is pre-cleaned and dried to prevent deterioration. After it has been dried, some of our paddy is parboiled. Parboiling involves soaking the paddy in water, steaming it before removing the husk, and further hydrating, heating and drying it. Parboiling improves the nutritional profile of Basmati rice, causing it to retain more nutrients than regular milled Basmati rice, and changes its texture so that it has a fluffier consistency. After it has been dried, and where appropriate, parboiled, we store and age the paddy for as much as seven months or more in our warehouses or open plinths. Aging dehydrates the Basmati paddy, which results in its rice grains elongating more when cooked.

Processing and Additional Storage and Aging

Prior to further processing, the paddy is cleaned again to remove any residual dust or impurities and foreign materials. The paddy is then milled using a rice huller to remove the paddy’s outer and inner husk. Once the husk has been removed, the resulting rice is polished and the broken rice is removed and retained. We sell broken Basmati rice as Amira branded “Every Day” Basmati rice at an economical price compared to full grain Basmati rice. Byproducts produced as a result of processing the paddy are husk, bran and broken rice, which we further process and sort to produce other Amira branded rice products such as Kheer and Kichdi rice and Amira Goodlength Day to Day rice. Once the paddy products and the broken rice have been removed, the remaining rice is sorted by color and graded. Basmati rice is hygienically aged in our warehouses for as much as six months or more. Finally, our rice and rice products are packaged in our processing facility and prepared for shipment.

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

Sales, Marketing and Distribution

As of March 31, 2016, we had 149 employees working in sales, marketing and distribution around the world, including 122 that are focused on the Indian market and 27 that are focused on the international market. We now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to promote the Amira brand name to our end-users.

As of March 31, 2016, our products also reach our Indian and international customers through our network of more than 225 distributors who coordinate regional marketing, sales and distribution.

Customers

We sell our products through a broad distribution network across five continents throughout the world. Our Amira branded products are sold by Indian retailers such as Bharti Retail, Big Bazaar, Metro Cash & Carry, Reliance Retail Limited, Spencer’s Retail and Star Bazaar (Tesco India). We also sell in India to traditional retail (small, privately owned independent stores, typically at a single location) which we access through our distribution network. Internationally, our Amira branded products are sold by global retailers such as, Carrefour, Costco, EDEKA, Jetro Restaurant Depot, HEB, Kaufland, Morrisons, Publix, REWE, Safeway Albertsons and Tesco. We also sell our products in India and internationally through the foodservice channel. Our third party branded products is sold to many international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog) and Platinum Corp. FZE, who market them under their own brands through their own distribution networks. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 30.4%, 29.9% and 34.3%, of our revenue in fiscal 2016, 2015 and 2014 respectively. Our largest single customer or distributor accounted for approximately 14%, 14% and 12% of our revenue during fiscal 2016, 2015 and 2014 respectively.

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

Employees

As of March 31, 2016, 2015 and 2014, we had 371, 445 and 478 full time employees, respectively. As of March 31, 2016, we had 66 employees working in our finance, accounting & legal department, 149 working in sales, marketing & distribution, 75 working in HR, IT & administration, and 81 working in operations and processing facility. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

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

On October 17, 2012, the COC conducted a public auction for the seized rice and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 Million ($11.7 million at the rate of Php 41.18 to one U.S. dollar). Based on representations by BOC’s legal counsel during the hearing of October 22, 2012 before the CTA, the full bid amount was delivered to the COC and such amount was deposited in escrow to be released to the final prevailing party. Should the CTA find the forfeiture to be invalid, it will issue a ruling that the escrowed amount be released to Amira C Foods. The CTA case is currently at the trial stage Amira completing the presentation of its evidence-in-chief. The Republic will then present its evidence to refute the arguments raised by Amira in its Petition. Should the CTA rule against Amira C Foods, we intend to appeal the ruling.

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

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former officers and directors.  The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company's Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount. We contested the allegations in the complaint and intend to vigorously defend against the action. We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss in its entirety. The Plaintiffs have the option to file a Third Amended Complaint by August 4, 2016.

In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against a short-selling firm, related entities and individuals as a result of their false accusations and their dissemination of material false, misleading and defamatory information about Amira. The Company is seeking damages and injunctive relief for defamation, trade libel, tortious interference with business relations, violations of Section 10(b) of the Securities Exchange Act of 1934, and a permanent injunction. The Defendants in the action filed a Motion to Dismiss the amended complaint on May 25, 2016, which is pending. Since we are the Plaintiff in the action, we do not believe that we will suffer any financial loss as a consequence of this proceeding.

Seasonality of our Business

Due to inherent seasonality in our business, our results may vary over reporting periods. Our revenue is typically higher from October through March than from April through September. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed Basmati rice and paddy is as much as 12 months or more. Accordingly, we maintain substantial levels of working capital indebtedness that is secured by this inventory. Our results of operations may also be impacted by fluctuations in foreign currency. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Foreign exchange fluctuations.”

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

Principal Operating Facilities

As of March 31, 2016, our material properties consist of one office and one processing facility in India, seven international offices (one each in Dubai, Germany, Malaysia, Singapore, the United Kingdom and two offices in the United States), 15 distribution centers in India, 9 warehouse facilities in India, as well as additional warehousing facilities in in Dubai, Germany and the United States. We own our processing facility and lease our other properties.

Our current processing facility is located on nearly 20 acres in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of approximately 310,000 square feet. We also own 48.2 acres of land in Karnal, Haryana, India on which we intend to build a new processing facility utilizing a portion of the proceeds from our IPO. When completed, we expect our facilities to have total installed hourly milling capacity of approximately 60 metric tons of paddy per hour.

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

Overview

We are a leading global provider of branded packaged Indian specialty rice and other related rice based products, with sales across five continents. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in certain regions of the Indian sub-continent and other specialty rice, under our flagship Amira brand, as well as under other third party brands. We have developed a complete line of Amira branded products to complement our packaged rice offerings, including edible oil, snacks, ready-to-heat meals and a growing line of organic product offerings. We also sell other products such as wheat, barley legumes and other produce. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a leadership position in the high growth Basmati rice sector. We completed an initial public offering in October 2012 and we are a NYSE-listed company trading under the stock symbol ANFI. For the fiscal year ended March 31, 2016, we had revenues of $563.4 million, adjusted EBITDA of $74.7 million, and adjusted profit after tax of $41.9 million.

We sell our products globally in both developed and emerging markets through a broad distribution network. Our Amira branded products are currently sold by global retailers such as, Bharti’s Easyday, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrison’s, Publix, REWE, Safeway Albertsons, Spencer’s, Tesco, Walmart and Waitrose. In emerging markets, our products are sold by global retailers and regional supermarkets (“the modern trade”), as well as a network of small, privately-owned independent stores, which are also known as general trade or traditional retail. We maintain a strong distribution platform into the restaurant channel and have a longstanding network of third party branded partners who sell our products across five continents around the world.

We have successfully established the Amira brand and are investing resources to further develop our brand as a premium, high quality packaged Basmati brand. We have tailored our strategy to local market requirements and continuously focus on strengthening our brand and developing new value-added products. Since 2010, Amira has been recognized multiple times by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastest-growing corporations, including companies such as illycaffe SpA and Intralinks. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market, based on a survey of Indian consumers, along with such other brands as United Breweries, Britannia, Dabur, Godrej and Tata. In 2013, Amira was voted as one of “Asia’s Most Promising Brand” by the WCRC group. Additionally, Inc. India, a leading Indian business magazine, has recognized Amira as one of India’s fastest growing mid-sized companies multiple times since 2010. The Amira brand remains the foundation of our expansion strategy and it continues to gain traction with customers as a trusted standard of premium quality. In 2013, Bharti Wal-Mart named Amira its Indian Best Partner in the “Staples” category. In 2014-2015, VWP World Brands recognized the Amira brand as “The Admired Brand of India.”

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2016, 2015 and 2014, we derived 66.0%, 66.6% and 65.2% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing and strong demand. According to CRISIL, total sales of Indian Basmati rice were approximately $6.9 billion in 2014, of which approximately 70% was sold internationally and 30% was sold in India. While we expect growth to remain strong over time, we cannot guarantee that such growth materialize every year, furthermore any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2016, 2015 and 2014, our revenue from international sales was $317.6 million, $413.3 million and $323.2 million, respectively, and accounted for 56.4%, 59.0% and 59.1% respectively, of our revenue in these periods. We sold our products to customers across five continents and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2016	FY 2015	FY 2014
	(Amount in $ million)
EMEA	299.2	403.2	237.5
Asia Pacific (excluding India)	5.9	0.8	73.9
North America	12.5	9.3	11.8
Total	317.6	413.3	323.2

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

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008. In fiscal 2016, Amira branded products sales amounted to $247.2 million. Our Amira branded products are sold by retailers in India such as Bharti’s Easyday, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail and Star Bazaar (Tesco in India), Walmart, and by global retailers including both emerging and developed markets such as Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrison’s, Publix, REWE, Safeway Albertsons, Tesco (UK), Waitrose and through the foodservice channel.

In India, we primarily sell Basmati rice, other specialty rice and a growing line of other Amira branded products including edible oil, snacks, ready-to-heat meals, and organics. Branded Basmati rice typically produces higher margins compared to non-branded Basmati rice. Sales of our branded products have increased as a percentage of revenue in recent years, and we believe that the expansion of our distribution network and arrangements with large retail chains in India will result in increased Indian revenue from Amira branded products.

Consistent with our historical branded growth strategy, we plan to leverage our success in existing international markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We plan to continue to expand our international operations in the future.

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between the time of purchase of raw material - Basmati paddy and the final sale of packaged Basmati rice. Our combined holding period of processed Basmati rice and paddy is as much as 12 months or more . Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2016, 2015 and 2014, we had $209.4 million, $211.0 million and $184.8 million of total indebtedness, respectively, of which more than 98% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to use part of the proceeds of our IPO to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2016 with the addition of a new milling plant located in Karnal, Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we also plan to close down the oldest two of the three milling plants at our existing facility in Gurgaon, each of which has a milling and sorting capacity of 6 metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2016, 2015 and 2014 were 80.7%, 79.4% and 75.7%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

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

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are primarily denominated in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2016, 2015 and 2014, our revenue from international sales was 56.4%, 59.0% and 59.1%, respectively, of our revenue. As of March 31, 2016, foreign currency receivables were $0.3 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We enter into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. Forward foreign currency exchange contracts outstanding as of March 31, 2016, 2015 and 2014 were $16.5 million, $133.8 million and $92.3 million, respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee depreciated significantly against the U.S. dollar during fiscal 2016, and this nature of depreciation in the future, may impact our results of operations in future periods.

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

•	Our results of operations for the fiscal years ended March 31, 2016, 2015 and 2014, respectively, were as follows:

	(Amounts in USD)
	Fiscal years ended
	March 31, 2016	March 31, 2015	March 31, 2014
Revenue	$563,451,016	$700,044,891	$547,344,368
Other income	956,336	186,404	160,064
Cost of materials	(432,030,831)	(619,100,865)	(454,123,161)
Change in inventory of finished goods	(22,509,438)	63,181,906	39,859,583
Employee benefit expenses	(12,884,266)	(11,831,777)	(11,642,833)
Depreciation and amortization	(2,061,698)	(2,396,874)	(2,064,264)
Freight, forwarding and handling expenses	(9,082,563)	(16,508,963)	(23,359,177)
Other expenses	(23,275,173)	(24,609,109)	(22,855,617)
	$62,563,383	$88,965,613	$73,318,963
Finance costs	(27,063,456)	(34,988,422)	(25,859,231)
IPO expenses	-	-	-
Finance income	1,187,095	2,256,120	2,766,518
Other gains and (losses)	1,123,901	5,534,369	(2,800,475)
Profit before tax	$37,810,922	$61,767,680	$47,425,775
Income tax expense	(4,897,325)	(8,603,974)	(9,293,071)

Profit after tax for the year	$32,913,597	$53,163,706	$38,132,704
Profit after tax for the year attributable to:
Shareholders of the Company	25,792,843	42,125,065	29,956,327
Non-controlling interest	7,120,754	11,038,641	8,176,377

Earnings per share
Basic earnings per share	$0.90	$1.47	$1.04
Diluted earnings per share	$0.90	$1.46	$1.04

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. The dilutive impact of total share options 1,089,284 granted to Mr. Karan A. Chanana in the years ended March 31, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2016) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2016 and 2015

Our results of operations for fiscal 2016 and 2015, respectively, were as follows:

Revenue

Revenue for fiscal 2016 was $563.4 million, a decrease of $136.6 million or 19.5% compared to $700.0 million in fiscal 2015. The revenue decline was primarily driven by decreased volumes in the Company’s international emerging markets business that management team believes to be short term in nature, as well as macro effects on the business that include the impact of currency translation on the Company’s India sales and lower prices globally for Basmati rice sales as a result of reduced input costs.

Revenue for our Amira branded and third party branded products was $507.8 million in fiscal 2016, compared to $663.0 million for the same period in fiscal 2015. Our Amira branded sales were $247.2 million and accounted for 43.9% of total sales, compared to 51.1% of total sales in in 2015. Third party branded sales were $260.6 million in fiscal 2016 compared to $305.5 million in fiscal 2015. Sales to the Company’s institutional customers were $55.6 million during fiscal 2016 compared to $37.0 million in fiscal 2015.

Revenue in India was $245.9 million in fiscal 2016, a decrease of $40.8 million or 14.2% compared to $286.7 million in fiscal 2015. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar in fiscal 2016. Our sales in India, decreased by approximately 8.1%, when measured in Indian rupees in fiscal 2016. Our sales in India were also impacted by lower prices for Basmati rice as a result of reduced input costs and to a lesser extent lower volumes compared to 2015.

Revenue from international sales decreased by $95.8 million, or 23.1%, to $317.5 million in fiscal 2016 from $413.3 million in fiscal 2015, primarily due to lower sales volumes of international emerging markets business that management believes to be short term in nature. Our international sales were also impacted to by lower prices for Basmati rice as a result of lower input costs.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2016		FY 2015
	Amount in $ million	%	Amount in $ million	%
India	245.9	43.6%	286.7	41.0%
EMEA	299.2	53.1%	403.2	57.6%
Asia Pacific (excluding India)	5.8	1.1%	0.8	0.1%
North America	12.5	2.2%	9.3	1.3%
Total	563.4	100.0%	700.0	100.0%

Other income

Other income marginally increased to $956,336 in the year ended March 31, 2016 compared to $186,404 in the year ended March 31, 2015.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $454.5 million or 80.7% of revenue in fiscal 2016, compared to $555.9 million or 79.4% of revenue in fiscal 2015, primarily reflecting the lower input costs which were off-set by the declines in revenue.

Employee benefit expenses

Employee benefits expenses increased by $1.1 million to $12.9 million in fiscal 2016 from $11.8 million in fiscal 2015, primarily due to increase in the non-cash charge for share based compensation incurred during the year ended March 31, 2016 which was largely offset by decrease in number of employees. As a percentage of revenue, employee benefit expenses were 2.3% and 1.7% in fiscal 2016 and 2015, respectively.

Depreciation and amortization

Depreciation and amortization expense decreased by $0.3 million to $2.1million in fiscal 2016 as compared to $2.4 million in fiscal 2015. As a percentage of revenue, depreciation and amortization costs were 0.4% and 0.3% in fiscal 2016 and 2015, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $9.1 million or 1.6% of sales in fiscal 2016 compared to $16.5 million or 2.4% of sales in fiscal 2015. Freight, forwarding and handling expenses declined primarily due to the decrease in international sales, lower fuel cost and a greater percentage of sales which were conducted on FOB basis. .

Other expenses

Other expenses decreased by $1.3 million, or 4.1%, to $23.3 million in fiscal 2016 from $24.6 million in fiscal 2015. As a percent of revenue, other expenses increased to 4.1% in fiscal 2016 from 3.5% in fiscal 2015. The decrease was primarily due to significant decrease in travel, power and fuel expenses. This was partly offset by increase in legal and professional expenses (largely driven by one-time charges for legal costs associated with Amira’s defense against a class action lawsuit and other related litigation expenses).

Finance costs

Finance costs were $27.1 million in fiscal 2016 compared to $35.0 million in fiscal 2015. The decrease of $7.9 million in finance costs was primarily due to change in foreign exchange rates, general decline in interest rates and decline in size of average borrowings at high interest rates.

Finance income

Finance income was $1.2 million in fiscal 2016 compared to $2.3 million in fiscal 2015 driven by a lower balance of cash and other marketable securities.

Other gains and (losses)

Other gains and losses marginally declined to a gain of $1.1 million in fiscal 2016 compared to a gain of $5.5 million in fiscal 2015.

Profit before tax

Profit before tax decreased by $24.0 million, or 38.8%, to $37.8 million in fiscal 2016 from $61.8 million in fiscal 2015. This decrease was primarily due to a decrease in revenue and increase in legal and professional expenses (largely for defending against a class action suit and other related litigation expenses). Profit before tax as a percentage of revenue was 6.7% and 8.8% in fiscal 2016 and fiscal 2015.

Income tax expense

Corporate tax expense was $4.9 million and our effective tax rate was 13.0% in fiscal 2016. This is similar to our situation as compared to fiscal 2015 corporate tax expense was of $8.6 million and effective tax rate of 13.9%. We recognized our income tax liability of $15.7 million and deferred tax liability of $5.2 million as of March 31, 2016. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax decreased by $20.3 million, or 38.1%, to $32.9 million in fiscal 2016 from $53.2 million in fiscal 2015, due to the reasons mentioned above. Profit after tax as a percentage of revenue decreased to 5.8% in fiscal 2016 from 7.6% in fiscal 2015.

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

Interim reporting

We intend to furnish reports to the Securities and Exchange Commission on Form 6-K which contain our six month results for the period ending September 30 of each year, for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. The following table presents unaudited half yearly financial information for each of our last four interim periods on a historical basis. We believe the half yearly information contains all adjustments necessary to fairly present this information. The operating results for any interim period are not necessarily indicative of the results for any future period.

	FY 2016		FY 2015
	Six months ended		Six months ended
	March 31, 2016*	September 30, 2015	March 31, 2015*	September 30, 2014
	(Unaudited, Amount in $)
Revenue	331,716,132	231,734,884	419,844,346	280,200,545
Other income	849,635	106,701	111,745	74,659
Cost of material	(288,751,179)	(143,279,652)	(351,428,758)	(267,672,107)
Change in inventory of finished goods	16,316,213	(38,825,651)	14,069,458	49,112,448
Employee benefit expenses	(5,993,766)	(6,890,500)	(6,412,771)	(5,419,006)
Depreciation and amortization	(1,001,704)	(1,059,994)	(1,194,696)	(1,202,178)
Freight, forwarding and handling expenses	(4,078,526)	(5,004,037)	(7,092,825)	(9,416,138)
Other expenses	(11,516,806)	(11,758,367)	(13,042,579)	(11,566,530)
	37,539,999	25,023,384	54,853,920	34,111,693
Finance costs	(11,824,403)	(15,239,053)	(19,850,972)	(15,137,450)
Finance income	250,858	936,237	1,172,759	1,083,361
Other gains and (losses)	967,022	156,879	2,242,699	3,291,670
Profit before tax	26,933,475	10,877,447	38,418,406	23,349,274
Income tax expense	(3,193,954)	(1,703,371)	(4,901,851)	(3,702,123)
Profit after tax	23,739,521	9,174,076	33,516,555	19,647,151

*The figures of the last half year of the fiscal year are arrived at as the balancing figures between the annual audited figures in respect of the full fiscal year and the published year-to-date unaudited figures up to the September 30, of the relevant fiscal year.

Liquidity and Capital Resources

As of March 31, 2016, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $143.6 million;

•	other facilities, aggregating $50.4 million;

•	related party debt, aggregating $13.8 million;

•	term loan facilities (including current portion of long-term debt amounting to $1.0 million), aggregating $1.5 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.09 million), aggregating $0.1 million; and

•	trade payables, aggregating $14.5 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of March 31, 2016, the Group had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

March 31, 2016
(Amount in $)
Working capital – fund based	6,063,961
Letter of credit and bank guarantee – non fund based	6,754,537
Total	12,818,498

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2016	2015	2014
Secured revolving credit facilities	Floating Rates of Interest	14.0%	13.2%	11.7%
Other facilities	Floating Rates of Interest	9.9%	11.0%	12.2%
Related party debt – Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%	11.6%
Related party debt – Others	Fixed Rate of Interest	9.4%	-	-
Term loans	Floating Rate of Interest	12.5%	12.5%	12.5%
Vehicle loan	Fixed Rate of Interest	11.4%	10.8%	9.2%
Trade payables	Fixed Rate of Interest	21.0%	21.0%	21.0%

The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 12 banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a director of Amira India). Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 12 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of the secured revolving credit facilities, up to a sum of $237.8 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Anita Daing, who are obligated under the terms of the personal guarantees to make such payment.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of ICICI Bank for amounts not exceeding $1.5 million guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana and Ms. Anita Daing, in accordance with its amended and restated memorandum and articles of association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s and Ms. Anita Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2016), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

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

In fiscal 2016, 2015 and 2014, we spent $0.6 million, $2.4 million and $3.7 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2016, our primary sources of liquidity, aside from our secured revolving credit facilities, were $17.4 million of cash and cash equivalents and $3.6 million of short-term investments, which were available on demand.

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $189.7 million as of March 31, 2016.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $22.6 million as of March 31, 2016.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2016	2015	2014
	(Amount in $ million)
Net cash generated from/(used in) operating activities	(6.5)	7.4	3.0
Net cash used in investing activities	1.8	(0.5)	(4.3)
Net cash generated from financing activities	(21.8)	3.8	10.5
Effect of change in exchange rate on cash and equivalents	(2.8)	(1.6)	(4.9)
Net increase/(decrease) in cash and cash equivalents	(29.3)	9.1	4.3
Cash and cash equivalents at the beginning of the year	46.7	37.6	33.3
Cash and cash equivalents at the end of the year	17.4	46.7	37.6

Net cash generated from/ (used in) operating activities

In fiscal 2016, net cash used in operating activities was $6.5 million in comparison to cash generated of $7.4 million in fiscal 2015, primarily due to lower profit after tax, an increase in trade receivables and a decrease in inventory and trade payables.

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

Net cash used in investing activities

In fiscal 2016, cash generated from investing activities was $1.8 million compared to cash used of $0.5 million in fiscal 2015 which was primarily due to interest income slightly offset by capital expenditure.

In fiscal 2015, cash used in investing activities was $0.5 million compared to $4.3 million in fiscal 2014 which was primarily due to the purchase of tangible assets and acquisition of Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe), and Basmati Rice North America LLC in fiscal 2014.

Net cash generated from financing activities

In fiscal 2016, cash used in financing activities was $21.8 million which was primarily due to the net proceeds of $10.3 million from the incurrence of short-term debt. We repaid long-term debt of $0.9 million and interest of $31.3 million during the fiscal 2016.

In fiscal 2015, cash generated from financing activities was $3.8 million which was primarily due to the net proceeds of $35.4 million from the incurrence of short-term debt. We paid long-term debt of $1.2 million and interest of $30.4 million during the fiscal 2015.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	1.11	1.11	-	-	-
Non-Current portion of Long Term Debt	0.53	-	0.49	0.04	-
Interest liability	0.22	0.18	0.03	-	-
Total Long-Term Debt Obligations (A)	1.85	1.29	0.52	0.04	-
Operating Lease Obligations (B)	0.37	0.37	-	-	-
Short-Term Debt Obligations:			-	-	-
Current Debt	208.92	208.92	-	-	-
Less: Current portion of Long-Term Debt	(1.11)	(1.11)	-	-	-
Trade Payables	14.51	14.51	-	-	-
Other Financial Liabilities	6.86	6.86	-	-	-
Total Short-Term Debt Obligations (C)	229.19	229.19	-	-	-

Total Contractual Obligations (A)+(B)+(C)	231.41	230.85	0.52	0.04	-

Capital commitments

Capital commitments net of advances amounted to $8.36 million, $9.08 million and $6.9 million as of March 31, 2016, 2015 and 2014 respectively.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2016, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

Critical Accounting Policies and Estimates

Information relating to “Critical Accounting Policies and Estimates” are described in detail under the heading “Item 18. Financial Statements – Note 6”.

New standards/amendments relevant for the Group adopted from April 1, 2015 and new standards/amendments issued but not yet effective relevant for the Group

Information relating to “New standards/amendments relevant for the Group adopted from April 1, 2015” and “New standards/amendments issued but not yet effective relevant for the Group” are described in detail under the heading “Item 18. Financial Statements – Note 4 and 5”.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define:

(1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization;

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for fiscal 2016, fiscal 2015 and fiscal 2014, respectively, other one-time legal & professional charges for fiscal 2016 and onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for fiscal 2016, fiscal 2015 and fiscal 2014, respectively, onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015 and other one-time legal and professional charges for fiscal 2016;

(4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; during the applicable period;

(5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and

(6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

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

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2016	2015	2014
	(Amount in $)
Profit after tax (PAT)	32,913,597	53,163,706	38,132,704
Add: Income tax expense	4,897,325	8,603,974	9,293,071
Add: Finance costs (net of finance income)	25,876,361	32,732,302	23,092,713
Add: Depreciation and amortization	2,061,698	2,396,874	2,064,264
EBITDA	65,748,981	96,896,856	72,582,752
Add: Non-cash expenses for share-based compensation	3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	1,256,995	-
Add: One-time legal & professional charges	5,461,146	-	-
Adjusted EBITDA	74,733,539	99,872,888	75,456,762

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2016	2015	2014
	(Amount in $)
Profit after tax (PAT)	32,913,597	53,163,706	38,132,704
Add: Non-cash expenses for share-based compensation	3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	1,256,995	-
Add: One-time legal & professional charges	5,461,146	-	-
Adjusted profit after tax	41,898,155	56,139,738	41,006,714

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2016	2015	2014
		(Amount in $)

Profit after tax (PAT)		32,913,597	53,163,706	38,132,704
Profit attributable to Shareholders of the company	(A)	25,792,843	42,125,065	29,956,327
Weighted average number of shares (for Basic earnings per share)	(B)	28,805,738	28,723,273	28,672,840
Weighted average number of shares (for diluted earnings per share)	(C)	28,805,738	28,927,135	28,888,163
Basic earnings per share as per IFRS	(A) ÷ (B)	0.90	1.47	1.04
Diluted earnings per share as per IFRS	(A) ÷ (C)	0.90	1.46	1.04

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	35,811,172	35,932,569	35,893,597

Profit after tax (PAT)		32,913,597	53,163,706	38,132,704
Add: Non-cash expenses for share-based compensation		3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	1,256,995	-
Add: One-time legal & professional charges		5,461,146	-	-
Adjusted profit after tax	(F)	41,898,155	56,139,738	41,006,714

Adjusted earnings per share	(F) ÷ (E)	1.17	1.56	1.14

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

		Fiscal year ended March 31,
	2016	2015	2014
	(Amount in $)
Current assets:
Inventories	239,048,161	262,887,805	254,952,549
Trade receivables	189,702,525	130,398,610	80,882,986
Derivative financial assets	439,488	638,467	2,352,886
Other financial assets	5,577,017	9,956,265	9,768,514
Prepayments	22,572,280	19,610,778	8,361,244
Other current assets	1,282,267	865,458	765,655
Cash and cash equivalents	17,412,501	46,660,922	37,606,098
Total current assets	476,034,239	471,018,305	394,689,932

Current liabilities:
Trade payables	14,513,988	34,336,831	41,197,158
Debt	208,924,196	209,578,866	182,103,347
Current tax liabilities (net)	15,716,854	14,364,651	9,644,944
Derivative financial liabilities	453	280,560	-
Other financial liabilities	6,856,677	6,977,989	6,031,593
Other current liabilities	1,197,855	2,194,082	1,980,369
Total current liabilities	247,210,023	267,732,979	240,957,411

Working Capital (Total current assets minus Total current liabilities)	228,824,216	203,285,326	153,732,521
Less: Cash and cash equivalents	17,412,501	46,660,922	37,606,098
Add: Current debt	208,924,196	209,578,866	182,103,347
Adjusted net working capital	420,335,911	366,203,270	298,229,770

5.	Reconciliation of total current and non-current debt to net debt:

		Fiscal year ended March 31,
	2016	2015	2014
	(Amount in $)
Current debt	208,924,196	209,578,866	182,103,347
Non-current debt	518,056	1,465,707	2,739,414
Total current and non-current debt as per IFRS	209,442,252	211,044,573	184,842,761
Less: Cash and cash equivalents	17,412,501	46,660,922	37,606,098
Net debt	192,029,751	164,383,651	147,236,663

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth as of March 31, 2016, information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	43	Chairman of the Board of Directors and Chief Executive Officer
Bruce C. Wacha	44	Chief Financial Officer and Executive Director
Neal Cravens(1)(2)(3)	64	Independent Director
Shiv Surinder Kumar(1)(2)(3)	52	Independent Director
Harash Pal Sethi(1)(2)(3)	65	Independent Director
Protik Guha	46	Chief Executive Officer of Amira India
Rajesh Arora	51	Senior Executive Director of Finance of Amira India
Ashish Poddar	38	Executive Director of Finance of Amira India
Neil Turpin	46	Chief Executive Officer of Amira UK
Tobias Strerath	35	Chief Executive Officer of Amira Basmati Rice GmbH EUR
Alireza Yazdi	48	Vice President of Amira I Grand Foods Inc., USA

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee

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

Mr. Harash Pal Sethi has been a member of our Board of Directors since November 2013. He brings with him over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London-based firm providing audit, accounting, tax and consulting services to family-owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. He is the chairman of the JKS Restaurant Group, which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development. Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company between 2002 and 2013. As a member of the board of directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Shri Ram College of Commerce, Delhi University, India in 1972. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

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

None of our officers and directors is related to each other.

B.	Compensation

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $221,352 as cash compensation for services of three independent directors to the board of directors and its committees for the fiscal year 2016. Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Shiv Surinder Kumar each received cash compensation of $55,000 pro-rated for the first three months of fiscal year ended March 31, 2016 and later the cash compensation was increased to $80,000 for the rest of the period, for their services as directors. Additionally, Mr. Neal Cravens and Mr. Shiv Surinder Kumar are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service in October every year, as a director. Accordingly,

•	Mr. Neal Cravens and Mr. Shiv Surinder Kumar received ordinary shares having a value of $55,000 each (based on the fair market value of such ordinary shares on the grant date) on October 15, 2015 for the period October 2014 to October 2015.
•	We have created a provision equal to pro-rated share compensation (until March 2016) for Mr. Kumar and Mr. Cravens for the shares they will receive in October 2016 (fiscal year 2017) amounting to $50,492.
•	On October 12, 2015, ANFI’s compensation committee reviewed and revised the compensation of Mr. Harash Pal Sethi. Mr. Sethi had not been previously awarded share grants and as recognition of his increased role and responsibilities as the Chairman of the Audit Committee, he was awarded a grant of 20,794 ordinary shares having a value of $110,000 (based on the fair market value of such ordinary shares on the grant date October 15, 2015), for the fiscal year ended March 31, 2016.
•	We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

Executive Officer Compensation

During fiscal 2016, none of our senior executives with the exception of Mr. Karan A. Chanana and Mr. Bruce C Wacha, received more than $365,000 in cash compensation.

We granted to Mr. Chanana pursuant to 2012 Omnibus Securities and Incentive Plan (the “2012 Plan”), 367,749 share options and 100,000 share awards for the fiscal year ended March 31, 2016. As a result, $2.9 million in charges for share awards and share options granted were charged to the consolidated statement of profit or loss for the fiscal year ended March 31, 2016.

Compensation for our CEO and CFO	Karan A. Chanana	Bruce C. Wacha
	(Amount in $)
Annual Salary	540,000	425,000
Cash Bonus	351,000	75,000
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)	2,867,910	-
Other Compensation	120,000	-
Total	3,878,910	500,000

On July 17, 2016, the Compensation Committee of the Company has approved:

•	the grant of options to purchase 375,899 of the Company’s ordinary shares to Mr. Chanana for an exercise price per share equal to $10.0. These share options (fair value of $853,776 as on the grant date) were granted in the subsequent period as on July 15, 2016 and are non-adjusting event for the year ended March 31, 2016 (see “Item 18. Financial Statements”; under Note 41 “Events after the reporting period”).

•	the grant of 10,027 ordinary equity shares to Mr. Wacha to be vested in three equal annual instalments starting from July 15, 2017. This is a non-adjusting event for which the corresponding charge amounting to $75,000 will be recorded and amortized over three years starting from the fiscal year 2018.

•	the grant of options to purchase 56,061 of the Company’s ordinary shares to Mr. Wacha for an exercise price per share equal to $7.48. These share options (fair value of $162,500 as on the grant date) were granted in the subsequent period as on July 15, 2016 and are non-adjusting event for the year ended March 31, 2016. These share options to be vested in three equal annual instalments starting from July 15, 2017. (see “Item 18. Financial Statements”; under Note 41 “Events after the reporting period”).

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

For the fiscal year ended March 2016, Mr. Chanana was paid an annual base salary of $540,000. Under the terms of his agreement Mr. Chanana was also reimbursed for all business and travel expenses, annual living expenses of $120,000 and a discretionary annual target bonus of $351,000 based on the achievement of certain performance objectives. Additionally, on October 15, 2012, upon the closing of our IPO, Mr. Chanana was granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on October 15, 2012, with an exercise price equal to the per share offering price. The options had a vesting period of 48 equal and consecutive monthly installments commencing on the first month anniversary date of grant. This vesting period was amended by the Board on December 9, 2013 which made the options immediately exercisable. Consequently, the total cost of these share options has been charged to the consolidated statements of profit or loss for the fiscal year ended March 31, 2014.

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

Termination without Cause or for Good Reason not in Connection with a Change in Control. If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquirer or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 1,089,284 ordinary shares granted under the terms of his employment agreement and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•	continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

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

For example, in the event we terminate Mr. Chanana without cause or Mr. Chanana terminates his employment for good reason, the cash payments that would be payable to Mr. Chanana (assuming the termination date is 548 days, or approximately 18 months, following his initial employment date, and based on compensation received in fiscal 2013) would be the sum of:

•	$0 (assuming all base salary earned through the date of termination and any unpaid bonus earned for the preceding year has been paid in full);

•	$0 (assuming any business expenses that were previously incurred have been reimbursed);

•	$0 (assuming no accrued but unused vacation pay is owed);

•	approximately $216,000 (the bonus amount that would have been earned by Mr. Chanana for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year); and

•	$783,000 (Mr. Chanana’s highest annual rate of base salary during the preceding 24 months ($432,000), plus his target bonus award for the calendar year in which the termination occurs ($351,000), multiplied by 1.0 (365 days divided by 365)), or

•	$1,566,000 (the amount above multiplied by 2.0) if we terminate Mr. Chanana’s employment without cause at the request of an acquirer or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control.

Accordingly, under the above scenarios, the total cash payment that would be payable to Mr. Chanana is approximately $999,000 or, if the termination is in connection with a change in control as described above, and the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000. However, these amounts would be different in any given year.

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

Retirement Benefits

During fiscal 2016, we accrued $128,046 for post-employment benefits through defined contribution and defined benefit plans for our employees (including executive officers).

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

As of March 31, 2016, unrestricted share awards for an aggregate of 299,498 ordinary shares and options for an aggregate of 1,089,284 ordinary shares had been granted under the 2012 Omnibus Securities and Incentive Plan.

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

Audit Committee

Our Audit Committee consists of Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Shiv Surinder Kumar. Mr. Sethi is the Chairman of the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

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

As of March 31, 2016, 2015and 2014, we had 371, 445 and 478 full-time employees, respectively. As of March 31, 2016, we had 66 employees working in our finance, accounting & legal department, 149 working in sales, marketing & distribution, 75 working in HR, IT & administration, and 81 working in operations and processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 31, 2016, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after March 31, 2016. Percentage of beneficial ownership is based on 37,054,216 shares outstanding as of March 31, 2016, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and also includes 1,089,284 vested ordinary shares (granted and vested till March 31, 2016) underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman and Chief Executive Officer (5)	27,981,718	(1)	75.5	%(1)
Bruce C. Wacha, Chief Financial Officer (6)	16,000	(2)	*
Neal Cravens, Director (7)	23,384		*
Harash Pal Sethi, Director (8)	20,794	(3)	*
Shiv Surinder Kumar, Director (9)	35,893	(4)	*
All directors and officers as a group (FIVE persons)	28,077,789		75.5%

*Denotes less than 1%.

(1)	Includes 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement under which Mr. Karan A. Chanana and his affiliates will have the right, subject to the terms of the Exchange Agreement, to exchange all or a portion of their Amira India equity shares for ANFI ordinary shares, and assumes the completion of Mr. Karan A. Chanana and his affiliate’s purchase of 2.2% of Amira India that is not owned by Amira India or Mr. Karan A. Chanana and his affiliates. Also includes 1,089,284 share options granted and vested through March 31, 2016 and 100,000 share awards each granted on October 17, 2014 and March 31, 2016 pursuant to the 2012 Omnibus Securities and Incentive Plan.

(2)	Does not include share options and share awards granted as on July 7, 2015 and July 15, 2016, since they have not still vested.

(3)	Does not include 18,265 share awards granted in May 2016, following the end of fiscal year 2016.

(4)	Also includes 20,000 shares beneficially owned by Mr. Shiv Surinder Kumar and held in the name of Cleveland Advisory Ltd.

(5)	Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

(6)	Mr. Bruce C. Wacha’s business address in 12 E 52 Street, 7th Floor, New York, NY 10022.

(7)	Mr. Neal Cravens’s business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(8)	Mr. Harash Pal Sethi’s business address is Alliance House, 29-30 High Holborn, London WC1V 6AZ

(9)	Mr. Shiv Surinder Kumar‘s business address is 8, Marina Boulevard, # 05-02 Marina Bay, Financial Centre, Singapore 018981

B.	Related Party Transactions

Related Parties

Mr. Karan A. Chanana and his affiliates are the principal shareholders of ANFI and as of March 31, 2016, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,089,284 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

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

Transactions during the Fiscal years ended March 31, 2016, 2015 and 2014

Information relating to “Transactions during the Fiscal years ended March 31, 2016, 2015 and 2014” have been described in detail under the heading “Item 18. Financial Statements – Note 31”.

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

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through, July 28, 2016, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
Annual (Fiscal Year):
2013	10.24	6.25
2014	25.00	6.35
2015	20.29	7.41
2016	14.56	2.51
2017 (through July 28, 2016)	11.23	6.38

Quarter:

Fiscal year 2015-
First Quarter	20.29	12.22
Second Quarter	19.86	12.16
Third Quarter	17.98	9.50
Fourth Quarter	14.58	7.41

Fiscal year 2016-
First Quarter	12.56	8.56
Second Quarter	14.56	2.51
Third Quarter	11.00	4.38
Fourth Quarter	14.09	7.3
Fiscal year 2017-
First Quarter	11.23	6.38
second Quarter (through July 28, 2016)	7.8	6.99

Month:
January 2016	11.46	7.30
February 2016	13.15	8.61
March 2016	14.09	8.75
April 2016	11.23	6.38
May 2016	7.96	6.39
June 2016	8.06	6.71
July 2016 (through July 28, 2016)	7.8	6.75

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI” since October 10, 2012.

D.	Selling shareholders

Not Applicable.

E.	Dilution Expenses of the Issue

Not Applicable.

F.	Expenses of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office- Our registered office is 171 Main Street, PO Box 92, Road Town, Tortola VG 1110, British Virgin Islands.

Objects and Purposes, Register and Shareholders- Our objects and purposes are unlimited. Our register of shareholders is maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Business Companies Act, 2004 (as amended), or the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name. The beneficial owners of the ordinary shares registered in a nominee’s name are therefore reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

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

Our memorandum and articles of association establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our memorandum and articles of association may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. Any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not later than 90 nor earlier than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, not later than 90 nor earlier than 120 calendar days prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These provisions may also discourage or deter a potential acquirer from conducting a solicitation of votes from other shareholders to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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

Because ANFI is considered for Indian income tax purposes as a company domiciled abroad, any dividend income in respect of its ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. However, Amira India would be required to pay dividend distribution tax in India at an effective rate of 20.36% (including applicable cess and surcharge) on the total amount distributed as dividend, grossed up by the amount of such dividend distribution tax.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our tax year ending March 31, 2016. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

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

On October 15, 2012, we completed an IPO of our ordinary shares pursuant to a Registration Statement on Form F-1, as amended (File No. 333-183612), which became effective on October 10, 2012. UBS Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers, Jefferies & Company, Inc. acted as lead manager and KeyBanc Capital Markets Inc. acted as co-manager for the IPO. An aggregate of 9,000,000 ordinary shares were sold in the IPO at a price of $10.00 per share less underwriting discounts and commissions of $0.70 per share, for aggregate gross proceeds before expenses of $83,700,000. We paid for expenses in connection with the IPO (excluding underwriting discounts and commissions) totaling approximately $2.7 million. We used approximately $77 million of the net proceeds to purchase equity shares of Amira India contemporaneously with the completion of the IPO. Amira India has used $52 million of this amount to pay down a portion of the indebtedness under our secured revolving credit facilities, rather than the amounts under its term loans, because the secured revolving credit facilities bear interest at comparatively higher rates. Additionally, Amira India intends to use approximately $25 million of the IPO proceeds to partially fund the development of a new processing facility. Pending construction of the facility, such funds are being held in short term interest bearing fixed deposits with banks. At the completion of the IPO we retained $4 million of the net proceeds in ANFI to fund its future operating expenses through 2015.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our Company's internal control over financial reporting as of March 31, 2016. Based on criteria established by the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2016.

This Annual Report does not include an attestation report of our Company’s Registered Public Accounting firm, as the Company being an emerging growth company under JOBS Act is exempted from such attestation requirement.

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

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in fiscal 2016 and 2015.

	Years ended March 31,
	2016	2015
	(Amount in $)
Audit fees:
Deloitte Haskins & Sells LLP	-	200,000	(1)
ASA & Associates LLP	325,000	475,000	(2)
Others:
Deloitte Haskins & Sells LLP	-	53,231	(3)
Total	325,000	728,231

(1)	Relates to fees for the review of the interim condensed financial statements of the interim reporting periods in the fiscal year ended March 31, 2015.

(2)	ASA & Associates LLP was appointed as principal accountant of the Company on August 19, 2015 to audit the consolidated financial statements for fiscal year 2015 for audit fees of $325,000. Subsequently, ASA & Associates LLP was also appointed as auditor on December 23, 2015 for the audit of our consolidated financial statements for fiscal year 2014 and 2013 for audit fees of $150,000.

(3)	Relates to out-of-pocket expense amounting to $53,231 for the year ended March 31, 2015.

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2016, 2015 and 2014, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

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

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules:

•	The New York Stock Exchange Listed Company Manual requires that, subject to limited exceptions, shareholders be given the opportunity to approve equity compensation plans and material revisions to those plans. There are no BVI laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The New York Stock Exchange Listed Company Manual provides that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant#
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended#
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended#
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002#
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2016 in the Annual Report on Form 20-F#
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**

Exhibit No.	Description
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****
15.19	Director Share Award Agreement dated May 15, 2016 between Harash Pal Sethi and Amira Nature Foods Ltd#
15.20	Share Option Agreement dated July 15, 2016 between Karan A Chanana and Amira Nature Foods Ltd#
15.21	Share Award Agreement dated October 17, 2014, between Karan A Chanana and Amira Nature Foods Ltd#
15.22	Share Award Agreement dated March 31, 2016, between Karan A Chanana and Amira Nature Foods Ltd#

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

*Incorporated by reference to the Form 6-K filed with the SEC on November 13, 2013

**Incorporated by Reference to the Form 20-F filed with the SEC on 28 July, 2014

*** Incorporated by Reference to the Form 6-K file d with the SEC on July 13, 2015

**** Incorporated by Reference to the Form 20-F file d with the SEC on January 24, 2016

# Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

July 29, 2016	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal Executive Officer)

July 29, 2016	By:	/s/ Bruce C. Wacha
Name: Bruce C. Wacha
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amira Nature Foods Ltd.

British Virgin Islands

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Amira Nature Foods Ltd and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ ASA & Associates LLP

ASA & Associates LLP

New Delhi, India

July 29, 2016

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

	(Amounts in USD)
	Notes	As at March 31, 2016	As at March 31, 2015
ASSETS
Non-current
Property, plant and equipment	8	$19,931,857	$22,556,188
Goodwill	9	1,461,139	1,405,057
Other intangible assets	10	1,598,226	1,693,856
Other long-term financial assets	11	3,960,684	398,511
Total non-current assets		$26,951,906	$26,053,612

Current
Inventories	12	$239,048,161	$262,887,805
Trade receivables	13	189,702,525	130,398,610
Derivative financial assets		439,488	638,467
Other financial assets	14	5,577,017	9,956,265
Prepayments	15	22,572,280	19,610,778
Other current assets	16	1,282,267	865,458
Cash and cash equivalents	17	17,412,501	46,660,922
Total current assets		$476,034,239	$471,018,305
Total assets		$502,986,145	$497,071,917

EQUITY AND LIABILITIES
Equity
Share capital		$9,301	$9,120
Share premium		85,114,755	82,896,596
Other reserves		(11,212,715)	(6,013,634)
Retained earnings		142,297,177	116,467,681
Equity attributable to shareholders of the Company		$216,208,518	$193,359,763
Equity attributable to non-controlling interest		33,513,248	27,965,362
Total equity		$249,721,766	$221,325,125

Liabilities
Non-current liabilities
Defined benefit obligations	24	$334,928	$331,041
Debt	22	518,056	1,465,707
Deferred tax liabilities (net)	23	5,201,372	6,217,065
Total non-current liabilities		$6,054,356	$8,013,813

Current liabilities
Trade payables	20	$14,513,988	$34,336,831
Debt	22	208,924,196	209,578,866
Current tax liabilities (net)		15,716,854	14,364,651
Derivative financial liabilities		453	280,560
Other financial liabilities	21	6,856,677	6,977,989
Other current liabilities	20	1,197,855	2,194,082
Total current liabilities		$247,210,023	$267,732,979
Total liabilities		$253,264,379	$275,746,792
Total equity and liabilities		$502,986,145	$497,071,917

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2016	March 31, 2015	March 31, 2014
Revenue		$563,451,016	$700,044,891	$547,344,368
Other income		956,336	186,404	160,064
Cost of materials		(432,030,831)	(619,100,865)	(454,123,161)
Change in inventory of finished goods		(22,509,438)	63,181,906	39,859,583
Employee benefit expenses	24, 31	(12,884,266)	(11,831,777)	(11,642,833)
Depreciation and amortization	25	(2,061,698)	(2,396,874)	(2,064,264)
Freight, forwarding and handling expenses		(9,082,563)	(16,508,963)	(23,359,177)
Other expenses	26	(23,275,173)	(24,609,109)	(22,855,617)
		$62,563,383	$88,965,613	$73,318,963
Finance costs	27	(27,063,456)	(34,988,422)	(25,859,231)
IPO expenses		-	-	-
Finance income	27	1,187,095	2,256,120	2,766,518
Other gains and (losses)	28	1,123,900	5,534,369	(2,800,475)
Profit before tax		$37,810,922	$61,767,680	$47,425,775
Income tax expense	23	(4,897,325)	(8,603,974)	(9,293,071)

Profit after tax for the year		$32,913,597	$53,163,706	$38,132,704
Profit after tax for the year attributable to:
Shareholders of the Company		25,792,843	42,125,065	29,956,327
Non-controlling interest		7,120,754	11,038,641	8,176,377

Earnings per share
Basic earnings per share	29	$0.90	$1.47	$1.04
Diluted earnings per share	29	$0.90	$1.46	$1.04

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2016	March 31, 2015	March 31, 2014
Profit after tax for the year	$32,913,597	$53,163,706	$38,132,704
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain	$69,682	$14,947	$6,290
Income tax	(24,116)	(5,080)	(2,138)
	$45,566	$9,867	$4,152
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	$8,061	$52,995	$(13,414)
Reclassification to profit or loss	(14,090)	(8,705)	(2,058)
Income tax	2,183	(15,054)	4,812
	$(3,846)	$29,236	$(10,660)
Cash flow hedging reserve:
Current year gain/(loss)	$-	$4,700,884	$(8,512,091)
Reclassification to profit or loss	-	(5,593,589)	8,917,446
Income tax	-	303,430	(137,780)
	$-	$(589,275)	$267,575

Currency translation reserve	$(8,082,087)	$(4,940,304)	$(12,986,175)

Other comprehensive income/(loss) for the year, net of tax	$(8,040,367)	$(5,490,476)	$(12,725,108)
Total comprehensive income/(loss) for the year	$24,873,230	$47,673,230	$25,407,596

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$19,325,344	$37,712,898	$19,730,696
Non-controlling interest	$5,547,886	$9,960,332	$5,676,900

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

									(Amounts in USD)
			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non- controlling interest	Total equity
Balance as at April 1, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Issue of shares (Note 18)	4	120,824	—	—	—	—	—	—	120,828	—	120,828
Share-based compensation (Note 19)	—	—	2,679,848	—	—	—	—	—	$2,679,848	—	$2,679,848
Profit after tax for the year	—	—	—	—	—	—	—	29,956,327	$29,956,327	8,176,377	$38,132,704
Other comprehensive income /(loss) for the year	—	—	—	(8,566)	(10,435,418)	215,017	—	3,336	$(10,225,631)	(2,499,477)	$(12,725,108)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(8,566)	$(10,435,418)	$215,017	$—	$29,959,663	$19,730,696	$5,676,900	$25,407,596
Balance as at March 31, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007

Balance as at April 1, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Issue of shares (Note 18)	9	130,032	(130,041)	—	—	—	—	—	—	—	—
Repurchased and cancelled (Note 19.2)	(4)	(38,186)	—	—	—	—	—	—	(38,190)	—	(38,190)
Share-based compensation (Note 19)	—	—	1,849,078	—	—	—	—	—	1,849,078	—	1,849,078
Profit after tax for the year	—	—	—	—	—	—	—	42,125,065	42,125,065	11,038,641	53,163,706
Other comprehensive income /(loss) for the year	—	—	—	23,493	(3,969,925)	(473,664)	—	7,929	(4,412,167)	(1,078,309)	(5,490,476)
Total comprehensive income/(loss) for the year	$—	$—	$—	$23,493	$(3,969,925)	$(473,664)	$—	$42,132,994	$37,712,898	$9,960,332	$47,673,230
Balance as at March 31, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125

Balance as at April 1, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 18)	181	2,218,159	(2,218,340)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)			3,523,411	-	-	-	-	-	3,523,411	-	3,523,411
Profit after tax for the year	-	-	-	-	-	-	-	25,792,843	25,792,843	7,120,754	32,913,597
Other comprehensive income /(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	36,653	(6,467,499)	(1,572,868)	(8,040,367)
Total comprehensive income/(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	25,829,496	19,325,344	5,547,886	24,873,230
Balance as at March 31, 2016	9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	216,208,518	33,513,248	249,721,766

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2016	March 31, 2015	March 31, 2014

(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year		$37,810,922	$61,767,680	$47,425,775
Adjustments for non-cash items	32	4,198,599	5,604,779	2,277,965
Adjustments for non-operating incomes and expenses	32	25,859,298	32,722,705	23,086,950
Changes in operating assets and liabilities	32	(70,904,940)	(89,566,490)	(66,008,898)
		$(3,036,121)	$10,528,674	$6,781,792
Income taxes paid		(3,435,386)	(3,150,849)	(3,783,471)
Net cash generated from/(used in) operating activities		$(6,471,507)	$7,377,825	$2,998,321

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(568,346)	$(2,374,971)	$(3,324,778)
Purchase of intangible assets		-	-	(315,649)
Advance for property, plant and equipment		-	(33,408)	-
Proceeds from sale of property, plant and equipment		31,759	1,732	4,787
Net cash outflow on acquisition of subsidiaries		-	-	(1,954,432)
Proceeds from term deposits		(15,534,982)	(31,275,048)	(31,882,561)
Investments in term deposits		16,572,440	30,785,529	30,699,275
Purchase of short term investments		(38,245)	(202,980)	(249,000)
Proceeds from the sale of short term investments		228,260	180,905	4,248
Interest received		1,156,596	2,416,729	2,685,657
Net cash used in investing activities		$1,847,482	$(501,512)	$(4,332,453)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$-
Repurchase of shares from ex-director	32	-	(38,190)	-
Net proceeds from short term debt		10,293,533	35,401,875	37,982,254
Proceeds from long term debt		19,123	18,040	128,540
Repayment of long term debt		(896,896)	(1,205,893)	(1,764,307)
Interest paid		(31,260,950)	(30,374,796)	(25,870,607)
Net cash generated from financing activities		$(21,845,190)	$3,801,036	$10,475,880

(D)Effect of change in exchange rate on cash and cash equivalents		(2,779,206)	(1,622,525)	(4,805,988)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$(29,248,421)	$9,054,824	$4,335,760
Cash and cash equivalents at the beginning of the year		46,660,922	37,606,098	33,270,338
Cash and cash equivalents at the end of the year		$17,412,501	$46,660,922	$37,606,098

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

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

4.	New standards/amendments relevant for the Group adopted from April 1, 2015

On April 1, 2015 the Group adopted new accounting policies where necessary to comply with amendments to IFRS.

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2016 in the preparation of these consolidated financial statements:

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

5.	New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2016 and therefore have not been applied in preparing these consolidated financial statements.

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

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 11 Joint Arrangements

Amendments adding new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business which specify the appropriate accounting treatment for such acquisitions.

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

The Group is currently evaluating the requirements of the above IFRS.

•	IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers.

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

Paddy (classified under raw materials) and rice (classified under finished goods) are stored for a substantial period of time (for as much as 12 months or more) for natural ageing necessary to bring these inventories to their intended quality.

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

Significant management judgments regarding the following consolidated financial statement elements

Inventories

Interest expense amounting to $14,778,839 (March 31, 2015: $18,045,659) has been capitalized in inventory cost as of March 31, 2016 because paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2016 was $1,461,139 (March 31, 2015: $1,405,057) and there is no impairment to be recognized during the year ended March 31, 2016.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2016 was $867,598 (March 31, 2015: $829,016) and there is no impairment to be recognized during the year ended March 31, 2016.

7.	Subsidiaries

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2016		31/03/2015
Amira Nature Foods Ltd	Non-operating	Mauritius	100.0%		100.0%
Amira I Grand Foods Inc.	Non-operating	BVI	100.0%		100.0%
Amira Grand I Foods Inc.*	Non-operating	USA	100.0%		100.0%
Amira K.A. Foods International DMCC*	Non-operating	UAE	100.0%		100.0%
Amira Pure Foods Private Limited	Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	India	80.4	%##	80.4	%##
Amira I Grand Foods Inc.	Selling packaged Indian specialty rice, primarily basmati rice	USA	80.4	%##	80.4	%##
Amira C Foods International DMCC (“Amira Dubai”)	Selling packaged Indian specialty rice, primarily basmati rice and other food products	UAE	80.4	%##	80.4	%##
Amira Foods Pte. Ltd.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Singapore	80.4	%##	80.4	%##
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	80.4	%##	80.4	%##
Amira Ten Nigeria Limited	No operations	Nigeria	80.4	%##	80.4	%##
Amira Foods (Malaysia) SDN. BHD.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Malaysia	80.4	%##	80.4	%##
Amira Basmati Rice GmbH EUR**	Processing and selling packaged specialty rice	Germany	80.4	%##	80.4	%##
Basmati Rice North America LLC	Selling packaged specialty rice	USA	80.4	%##	80.4	%##

*	Formed during the year ended March 31, 2015
##	These entities are 100% owned by an intermediary subsidiary APFPL wherein the Group holds 80.4% of shareholding as at March 31, 2016 and 2015

** Formerly known as Basmati Rice GmbH Europe

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			March 31, 2016	March 31, 2015
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1
Non-operating	Amira I Grand Foods Inc.	BVI	1	1
Non-operating	Amira Grand I Foods Inc.	USA	1	1
Non-operating	Amira K.A. Foods International DMCC	UAE	1	1
			4	4

Non-wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of non-wholly owned subsidiaries
			March 31, 2016	March 31, 2015
Processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Pure Foods Private Limited	India	1	1
Sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira C Foods International DMCC	UAE	1	1
Selling packaged specialty rice	Basmati Rice North America LLC	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira I Grand Foods Inc.	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods Pte. Ltd.	Singapore	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods (Malaysia) SDN. BHD.	Malaysia	1	1
Non-operating	Amira Ten Nigeria Limited	Nigeria	1	1
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	1	1
			9	9

* Formerly known as Basmati Rice GmbH Europe

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non-controlling interest (in USD)		Profit/(loss) allocated to non- controlling interest (in USD)		Accumulated non-controlling interest (in USD)
		March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015	March 31, 2016	March 31, 2015
Amira Pure Foods Private Limited	India	19.6%	19.6%	1,637,216	3,576,170	13,881,189	13,853,998
Amira C Foods International DMCC	Dubai (UAE)	19.6%	19.6%	6,442,525	9,738,784	23,619,463	17,176,938
Others (individually immaterial subsidiaries with non-controlling interests)				(958,987)	(382,490)	(3,987,404)	(1,019,043)
Total				7,120,754	11,038,641	33,513,248	27,965,362

7.3	Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amount before intra group eliminations:

(i)	Amira Pure Foods Private Limited:

	March 31, 2016	March 31, 2015
Current assets	$351,423,193	$377,494,121
Non-current assets	24,354,689	23,474,754
Current liabilities	222,415,948	245,158,714
Non-current liabilities	5,576,763	8,163,987
Equity attributable to shareholders of the Company	133,903,981	133,792,176
Equity attributable to non-controlling interest	13,881,189	13,853,998

	March 31, 2016	March 31, 2015
Revenue	$354,995,964	$429,144,696
Expenses	(346,626,663)	(410,938,021)
Profit after tax for the year	8,369,301	18,206,675

Profit attributable to shareholders of the Company	6,732,086	14,630,504
Profit attributable to non-controlling interest	1,637,215	3,576,171
Profit for the year	$8,369,301	$18,206,675

Other comprehensive income/ (loss) attributable to shareholders of the Company	(6,620,281)	(5,351,546)
Other comprehensive income/ (loss) attributable to non-controlling interest	(1,610,025)	(1,308,092)
Other comprehensive loss for the year	(8,230,306)	(6,659,638)

Total comprehensive income attributable to shareholders of the Company	111,805	9,278,958
Total comprehensive income attributable to non-controlling interest	27,190	2,268,079
Total comprehensive income for the year	$138,995	$11,547,037

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	(2,125,877)	12,980,839
Net cash generated from/ (used in) investing activities	(3,222,992)	729,933
Net cash generated from financing activities	(20,004,817)	521,924
Effect of change in exchange rate on cash and cash equivalents	(2,106,545)	(1,642,373)
Net increase in cash and cash equivalents	(27,460,231)	12,590,323

(ii)	Amira C Foods International DMCC:

	March 31, 2016	March 31, 2015
Current assets	$157,414,481	$114,966,303
Non-current assets	8,462,904	8,473,360
Current liabilities	45,414,187	35,910,097
Non-current liabilities	-	-
Equity attributable to shareholders of the Company	96,843,734	70,352,628
Equity attributable to non-controlling interest	23,619,463	17,176,938

	March 31, 2016	March 31, 2015
Revenue	$262,279,727	$354,060,785
Expenses	(229,346,096)	(304,479,568)
Profit after tax for the year	32,933,631	49,581,217

Profit attributable to shareholders of the Company	26,491,106	39,842,433
Profit attributable to non-controlling interest	6,442,525	9,738,784
Profit for the year	$32,933,631	$49,581,217

Other comprehensive income attributable to Shareholders of the Company	-	-
Other comprehensive income attributable to non-controlling interest	-	-
Other comprehensive income for the year	-	-

Total comprehensive income attributable to shareholders of the Company	26,491,106	39,842,433
Total comprehensive income attributable to non-controlling interest	6,442,525	9,738,784
Total comprehensive income for the year	$32,933,631	$49,581,217

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	(3,787,505)	(274,209)
Net cash generated from/ (used in) investing activities	(563,543)	(4,654,350)
Net cash generated from financing activities	3,259,017	3,818,859
Effect of change in exchange rate on cash and cash equivalents	-	-
Net increase/ (decrease) in cash and cash equivalents	(1,092,031)	(1,109,700)

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office Equipment	Vehicles	Total
Cost
Balance as at March 31, 2014	$3,725,650	$3,318,953	$24,386,277	$522,536	$908,797	$1,283,970	$34,146,183
- Additions	1,169,378	-	813,462	297,999	75,090	89,432	2,445,361
- Disposals	-	-	-	-	(3,082)	(9,578)	(12,660)
- Translation adjustment	(178,049)	(139,118)	(1,075,154)	(27,897)	(43,589)	(55,653)	(1,519,460)
Balance as at March 31, 2015	$4,716,979	$3,179,835	$24,124,585	$792,638	$937,216	$1,308,171	$35,059,424
- Additions	138,448	-	91,702	153,809	85,470	81,504	550,933
- Disposals	-	-	-	-	(285)	(52,827)	(53,112)
- Translation adjustment	(248,654)	(176,680)	(1,320,102)	(43,889)	(50,313)	(60,396)	(1,900,034)
Balance as at March 31, 2016	$4,606,773	$3,003,155	$22,896,185	$902,558	$972,088	$1,276,452	$33,657,211
Depreciation and impairment
Balance as at March 31, 2014	$1,278,016	$-	$7,679,197	$349,992	$681,884	$872,176	$10,861,265
- Depreciation charge	165,124	-	1,639,532	63,038	145,436	154,586	2,167,716
- Disposals	-	-	-	-	(2,499)	(9,322)	(11,821)
- Translation adjustment	(57,480)	-	(370,272)	(15,610)	(34,523)	(36,039)	(513,924)
Balance as at March 31, 2015	$1,385,660	$-	$8,948,457	$397,420	$790,298	$981,401	$12,503,236
- Depreciation charge	171,222	-	1,401,159	116,880	125,862	127,182	1,942,305
- Disposals	-	-	-	-	(127)	(24,202)	(24,329)
- Translation adjustment	(78,594)	-	(504,771)	(22,511)	(43,293)	(46,689)	(695,858)
Balance as at March 31, 2016	$1,478,288	$-	$9,844,845	$491,789	$872,740	$1,037,692	$13,725,354
Carrying value
At March 31, 2015	$3,331,319	$3,179,835	$15,176,128	$395,218	$146,918	$326,770	$22,556,188
At March 31, 2016	3,128,485	3,003,155	13,051,340	410,769	99,348	238,760	19,931,857

Property, plant and equipment with carrying values of $ $17,059,921 as of March 31, 2016 (March 31, 2015: $20,434,818) has been pledged as collateral against the Group’s debt (Note 22).

Plant and machinery, building and furniture and fixtures include capital work in progress and capital advance as follows:

	March 31, 2016	March 31, 2015
Work in progress
Plant and machinery	$-	$-
Building	939,471	852,818
Furniture and fixtures (including leasehold improvements)	-	196,068
	$939,471	$1,048,886

Capital advance
Plant and machinery	$1,487,300	$1,574,800
Furniture and fixtures	-	32,497
	$1,487,300	$1,607,297

Total	$2,426,771	$2,656,183

Capital commitments for each of the three years have been summarized in Note 33.

9.	Goodwill

Cost
Balance as at March 31, 2014	$1,727,338
- Additions	-
- Translation adjustment	(322,281)
Balance as at March 31, 2015	$1,405,057
- Additions	-
- Translation adjustment	56,082
Balance as at March 31, 2016	$1,461,139
Carrying value
At March 31, 2015	$1,405,057
At March 31, 2016	1,461,139

Goodwill has been allocated to the rice and related products, an operating segment.

The recoverable amount of at least $2 million for the cash-generating unit (Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC, collectively “Basmati GmbH/LLC”) has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 15%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 1.5%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. There is no impairment loss to be recognized during the year ended March 31, 2016.

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at March 31, 2014	$894,161	$140,939	$1,050,729	$398,837	$75,642	$2,560,308
- Additions	-	-	-	-	-	-
- Translation adjustment	(38,204)	(5,908)	(221,713)	(84,158)	(15,960)	(365,943)
Balance as at March 31, 2015	$855,957	$135,031	$829,016	$314,679	$59,682	$2,194,365
- Additions	-	-	-	-	-	-
- Translation adjustment	(47,178)	(7,503)	38,582	14,645	2,778	1,324
Balance as at March 31, 2016	$808,779	$127,528	$867,598	$329,324	$62,460	$2,195,689

Amortization and impairment
Balance as at March 31, 2014	$244,520	$40,965	$-	$8,310	$3,782	$297,577
- Amortization charge	86,336	98,177	-	30,680	13,965	229,158
- Translation adjustment	(13,079)	(4,111)	-	(6,211)	(2,825)	(26,226)
Balance as at March 31, 2015	$317,777	$135,031	$-	$32,779	$14,922	$500,509
- Amortization charge	80,451	-	-	26,762	12,181	119,394
- Translation adjustment	(18,258)	(7,503)	-	2,283	1,039	(22,439)
Balance as at March 31, 2016	$379,970	$127,528	$-	$61,824	$28,142	$597,464

Carrying value
At March 31, 2015	$538,180	$-	$829,016	$281,900	$44,760	$1,693,856
At March 31, 2016	428,809	-	867,598	267,500	34,318	1,598,226

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

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2016	March 31, 2015
Security deposits, restricted	$242,789	$281,152
Term deposits	3,717,895	117,359
Total	$3,960,684	$398,511

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

12.	Inventories

Inventories comprise the following:

	March 31, 2016	March 31, 2015
Raw materials	$5,255,815	$7,381,209
Finished goods	231,234,245	253,743,683
Stores, spares and others	2,558,101	1,762,913
Total	$239,048,161	$262,887,805

Inventories with carrying values of $ $232,374,599 as of March 31, 2016 (March 31, 2015: $251,441,314) have been pledged against the Group’s debt (Note 22).

The cost of inventories as expense during the year was $454,540,269 (March 31, 2015: $555,918,958).

An amount of $207,796 (March 31, 2015: $115,227) for inventory write downs are recognized for the year ended March 31, 2016. No reversals for inventory are recognized for the years ended March 31, 2016 and 2015. Inventory also includes borrowing costs (Note 27).

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2016	March 31, 2015
Gross value	$190,410,526	$131,277,906
Less: Provision for bad and doubtful debts	(708,001)	(879,296)
Net trade receivables	$189,702,525	$130,398,610

Trade receivables of $42,867,010 as of March 31, 2016 (March 31, 2015: $28,371,311) have been pledged as collateral against the Group’s debt (Note 22).

All of the Group's trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 37.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2016	March 31, 2015
At the beginning of the year	$879,297	$102,971
Add: During the year	(158,870)	825,741
Add/ (less): Translation adjustments	(12,426)	(49,416)
At the end of the year	$708,001	$879,296

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2016	March 31, 2015
Security deposits, restricted	$145,282	$148,482
Term deposits, restricted	3,607,483	8,569,447
Interest receivable	618,240	370,342
Investment in listed securities and mutual funds	298,821	506,708
Other receivables	907,191	361,286
Total	$5,577,017	$9,956,265

As at March 31, 2016, security deposits primarily comprise of deposits being placed with corporate credit cards agency.

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

15.	Prepayments

Prepayments comprise the following:

	March 31, 2016	March 31, 2015
Prepaid expenses	$1,121,051	$740,628
Advances to suppliers	21,451,229	18,870,150
Total	$22,572,280	$19,610,778

16.	Other current assets

Other current assets comprise the following:

	March 31, 2016	March 31, 2015
Advances to employees	$334,880	$341,934
Service tax and other tax credit receivable	171,861	370,107
Other receivables	775,526	153,417
Total	$1,282,267	$865,458

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2016	March 31, 2015
Cash on hand	$633,650	$344,694
Cash in current accounts	16,575,992	28,482,265
Bank deposits	202,859	17,833,963
Total	$17,412,501	$46,660,922

18.	Equity

18.1	Share capital

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

Shares authorized and issued are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Shares issued during the year ended March 31, 2013	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013 (Note 19.2)	11,000
Total shares issued and fully paid as at March 31, 2013	28,671,000
Shares issued under the share-based compensation plan during the year ended March 31, 2014 (Note 19.2)	3,997
Total shares issued and fully paid as at March 31, 2014	28,674,997
Shares issued under share-based compensation plan during the year ended March 31, 2015 (Note 19.2)	105,167
Total shares issued and fully paid as at March 31, 2015	28,780,164
Shares issued under share-based compensation plan during the year ended March 31, 2016 (Note 19.2)	179,334
Total shares issued and fully paid as at March 31, 2016 (A)	28,959,498
Shares issuable pursuant to share exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	35,964,932

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to share exchange agreement.

19.	Share-based compensation

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

Details of Share authorized for share based compensation as per 2012 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	3,962,826
Less: Share options granted during the year ended March 31, 2013	(360,257)
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	3,591,569
Less: Share options granted during the year ended March 31, 2014	(361,278)
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	3,226,294
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	3,121,127
Less: Share options granted during the year ended March 31, 2016	(367,749)
Less: Share awards granted during the year ended March 31, 2016	(179,334)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2016	2,574,044

19.1 Share options

a)	Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer)

ANFI has granted share options to Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer) under the 2012 Plan, as approved by the Compensation Committee, as follows:

For the period ended	March 31, 2016		March 31, 2014		March 31, 2013
No. of share options granted	367,749		361,278	*	360,257	*
Exercise price	$10		$10		$10
Grant date	July 7, 2015		October 15, 2013		October 15, 2012
Exercise period	10 years		10 years		10 years
Valuation model used	Binomial		Binomial		Black Scholes
Share based compensation recognized in profit or loss	$1,890,910	#	$2,679,848	*	$183,514

# These share options (fair value of $1,890,910 as on the grant date) have been granted as on July 7, 2015, after the end of fiscal 2015; hence it was a non-adjusting event for the year ended March 31, 2015. Since these share options vested immediately as on the grant date of July 7, 2015, accordingly, a corresponding expense of $1,890,910 has been charged to Profit or loss for the year ended on March 31, 2016.

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

The fair values of options granted during the years ended March 31, 2016, 2014 and 2013 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 7, 2015	October 15, 2013	October 15, 2012
Fair value of the option using appropriate model	$5.14	$6.39	$1.54
Fair value of shares at grant date	$11.47	$13.76	$8.39
Exercise price	$10.00	$10.00	$10.00
Exercise multiple	2.5	2	-
Expected time to exercise (years)	3.4	6.32	-
Expected volatility	27.00%	31.38%	15.00%
Total life of Options	10	10	10
Dividend yield	0	0%	0%
Risk-free interest rate	2.26%	1.78%	1.72%

b)	Mr. Bruce C. Wacha (Chief Financial Officer of ANFI)

On July 7, 2015, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted share options as follows:

	Mr. Bruce C. Wacha
No. of share options granted	27,987	*
Exercise price	$11.47
Grant date	July 7, 2015
Exercise period	10 years
Valuation model used	Binomial
Share based compensation recognized in profit or loss	See note below	*

* These share options (fair value of $125,000 as on the grant date) were granted on July 7, 2015, which was after the end of fiscal 2015 and thus was a non-adjusting event for the year ended March 31, 2015. These share options will vest over the course of three years in equal annual installments following the grant date of July 7, 2015.The annual vesting dates and number of shares vesting are as follows:

Grant date	Vesting date (equal annual instalment following grant date)	Number of Share options vested as on Vesting date (subject to continued employment)
July 7, 2015	-	-
July 7, 2015	July 7, 2016	9,329
July 7, 2015	July 7, 2017	9,329
July 7, 2015	July 7, 2018	9,329
July 7, 2015	Total	27,987

The Company has recorded a corresponding pro-rated expense of $30,624 for the period starting from July 7, 2015 to March 31, 2016 and charged to profit or loss for the year ended on March 31, 2016, on account of share options to be vested on July 7, 2016.

The fair values of options granted on July 7, 2015 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Company does not have any historical pattern for the exercise of share options.

•	Dividend yield is taken as zero as the Company does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Granted to Mr. Bruce C. Wacha (CFO)
Grant date	July 7, 2015
Fair value of the option using appropriate model	$4.47
Fair value of shares at grant date	$11.47
Exercise price	$11.47
Exercise multiple	2.5
Expected time to exercise (years)	5.83
Expected volatility	27.00%
Total life of Options	10
Dividend yield	0%
Risk-free interest rate	2.26%

c)	The total outstanding and exercisable share options and weighted average exercise price and remaining contractual life (in years) during the reporting period is as follows:

	March 31, 2016
Share options	Number of Options	Exercise price ($)	Remaining weighted average contractual life (in years)
Balance at beginning of the year	721,535	10	9.1
Granted during the year	367,749	-	-
Forfeited during the year	-	-	-
Exercised during the year	-	-	-
Balance at end of the year	1,089,284	10	7.8
Vested and exercisable at end of the year	1,089,284	10	7.8

19.2 Share awards granted to directors and officers

On July 7, 2015, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted 6,539 ordinary equity shares (fair value $75,000 as on the grant date) which will vest over the course of three years in equal annual installments following the grant date July 7, 2015. The annual vesting dates and number of shares vesting are as follows:

Grant date	Vesting date (equal annual instalment following grant date)	Number of Share awards vested as on Vesting date (subject to continued employment)
July 7, 2015	-	-
July 7, 2015	July 7, 2016	2,180
July 7, 2015	July 7, 2017	2,180
July 7, 2015	July 7, 2018	2,179
July 7, 2015	Total	6,539

Accordingly, the Company has recorded a corresponding pro-rated expense of $18,374 for the period starting from July 7, 2015 to March 31, 2016 and charged to profit or loss for the year ended on March 31, 2016, on account of share awards to be vested on July 7, 2016.

During the year ended March 31, 2016, the Compensation Committee approved the grant of share awards of shares 179,334 (year ended March 31, 2015: 105,167 and March 31, 2014: 3,997), to independent directors, Mr. Neal Cravens, Mr. Shiv Kumar and Mr. Harash Sethi, details of which are as follows:

•	On October 15, 2015, the Group has granted stock awards of shares 41,588 (year ended March 31, 2015: 8,986 and March 31, 2013: 3,997) based on the fair market value of such ordinary shares on the grant date for each calendar year of service as a director, each on a pro-rated basis to its independent directors in lieu of their service. The Company has recorded an expense of $220,163 during the year ended March 31, 2016.
•	On March 31, 2016, the Compensation Committee of the Company has approved the grant of 100,000 ordinary equity shares to Mr. Karan A. Chanana. For this share grant, the Company has recorded an expense of $977,000 during the year ended March 31, 2016.

In addition to share awards to directors, shares have been awarded to certain employees, vendors against the services rendered to the Company.

The corresponding charge for the share awards and options granted to the directors and officers for the respective period are summarized below:

	For the Years ended March 31,
	2016	2015	2014
Share awards expense	$3,523,412	$1,719,037	$194,162
Total	$3,523,412	$1,719,037	$194,162

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2016	March 31, 2015

Trade payables* (A)	$14,513,988	$34,336,831

Other current liabilities
Statutory dues	741,830	1,103,587
Advance received from customers	455,314	1,086,810
Other liabilities	711	3,685
Total other current liabilities (B)	$1,197,855	$2,194,082

Total (A) + (B)	$15,711,843	$36,530,913

*The Group has paid an effective interest rate of 21.0% and 21.0% for the years ended March 31, 2016 and 2015 , respectively, to certain suppliers for the payments made beyond the normal credit period as required by “Association of aartiyas (agents)”.

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2016	March 31, 2015
Expenses payable	$3,902,968	$4,083,806
Salary payable	1,653,301	1,447,838
Security deposits	21,817	23,099
Liability for compensated absences	287,572	280,116
Other liabilities	991,019	1,143,130
Total other financial liabilities	$6,856,677	$6,977,989

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2016	March 31, 2015
Term loans	$1,521,856	$2,482,087
Vehicle loans	102,694	158,714
Total debt	$1,624,550	$2,640,801
Less: Amount reclassified to current debt	(1,106,494)	(1,175,094)
Total non-current debt	$518,056	$1,465,707

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2016	March 31, 2015
Term loans	12.5%	12.52%
Vehicle loans	11.4%	10.77%

22.2	Current debt

	March 31, 2016	March 31, 2015
Working capital loans	$194,016,434	$207,216,551
Debt from Mr. Karan A. Chanana	13,801,269	1,187,221
	$207,817,703	$208,403,772
Add: Current portion of long term debt	1,106,493	1,175,094
Total current debt	$208,924,196	$209,578,866

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

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2016	March 31, 2015
Working capital loans	12.88%	12.59%
Debt from Mr. Karan A. Chanana	11.60%	11.60%
Debt from other related party	9.39%	-

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2014	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2015
Intangible assets	$(545,505)	$-	$-	$75,171	$98,457	$(371,877)
Property, plant and equipment	(1,182,236)	-	-	739,630	31,344	(411,262)
Employee benefits	155,183	-	(5,080)	55,610	(7,738)	197,975
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(516,600)	-	-	382,625	12,321	(121,654)
- Forward contracts used for cash flow hedges	(283,147)	-	303,430	(25,370)	5,087	-
Available for sale reserve	21,125	-	(15,054)	-	(518)	5,553
Interest on Inventory	(4,346,166)	-	-	(1,515,269)	231,418	(5,630,017)
Debt	(4,394)	-	-	583	170	(3,641)
Others	35,470	-	-	85,981	(3,593)	117,858
Total	$(6,666,270)	$-	$283,296	$(201,039)	$366,948	$(6,217,065)

	March 31, 2015	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2016
Intangible assets	$(371,877)	$-	$-	$48,053	$(15,493)	$(339,317)
Property, plant and equipment	(411,262)	-	-	467,478	18,013	74,229
Employee benefits	197,975	-	(24,116)	62,648	(11,471)	225,036
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(121,654)	-	-	(37,506)	7,218	(151,942)
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	5,553	-	2,183	-	(335)	7,401
Interest on Inventory	(5,630,017)	-	-	60,619	332,412	(5,236,986)
Debt	(3,641)	-	-	(583)	209	(4,015)
Others	117,858	-	-	114,305	(7,941)	224,222
Total	$(6,217,065)	$-	$(21,933)	$715,014	$322,612	$(5,201,372)

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $5,780,302 and $3,777,829 as of March 31, 2016 and 2015 respectively relating to carry forward tax losses in Group entities located in Singapore, USA, United Kingdom, Mauritius Malaysia and Germany in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future. The following table provides the information relating to expiry period of the carry forward of the tax losses and related deferred tax assets:

	March 31, 2016
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$(2,260,061)	$(646,416)
Losses that will expire by the year ending March 31, 2020	(48,795)	(7,319)
Losses that will expire after the year ending March 31, 2030	(17,711,993)	(5,126,567)
Total	$(20,020,849)	$(5,780,302)

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $ $39,135,455 (March 31, 2015: $31,825,320) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and management believes it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2016	March 31, 2015
Deferred tax assets	$530,888	$321,386
Less: Deferred tax liabilities	5,732,260	6,538,451
Deferred tax liabilities (net)	$5,201,372	$6,217,065

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2016, 2015 and 2014 is as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Current tax expense	$5,406,882	$8,368,547	$10,735,379
Deferred tax expense /(income)	(715,012)	201,039	(1,442,308)
Tax expense for earlier years	205,455	34,388	-
Income tax expense	$4,897,325	$8,603,974	$9,293,071

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Profit before tax	$37,810,922	$61,767,680	$47,425,775

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2016: 34.61%, 2015: 33.99% and 2014: 33.99%)	2,472,816	8,393,211	9,129,634
Impact of change in tax rate	110,689	-	-
Non-deductible expenses	155,095	245,793	69,684
Tax for earlier years	(205,454)	34,388	-
Others	2,364,179	(69,418)	93,753
Tax expense	$4,897,325	$8,603,974	$9,293,071

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Salaries and wages	$8,579,070	$9,283,923	$7,968,001
Bonus to Mr. Karan A. Chanana (Note 31)	351,000	351,000	351,000
Compensated absence cost	118,885	158,927	188,195
Gratuity cost	102,853	120,287	91,853
Contribution to provident fund	25,192	19,886	14,261
Share-based compensation (Note 31)	3,523,412	1,719,037	2,874,010
Staff welfare expenses	183,853	178,717	155,513
Total	$12,884,266	$11,831,777	$11,642,833

Category-wise employee benefits expense:

	March 31, 2016	March 31, 2015	March 31, 2014
Post-employment benefit:
Defined benefit plans	$102,853	$120,287	$91,853
Defined contribution plans	25,192	19,886	14,261

Share-based compensation	3,523,412	1,719,037	2,874,010
Short term benefit	9,232,809	9,972,567	8,662,709
Total	$12,884,266	$11,831,777	$11,642,833

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Current service cost	$77,912	$99,707	$77,633
Interest cost	24,941	20,580	14,220
Expense recognized in the consolidated statements of profit or loss	$102,853	$120,287	$91,853

Amount recognized in other comprehensive income consist of:

	March 31, 2016	March 31, 2015	March 31, 2014
Actuarial gain	$69,682	$14,947	$6,290
	$69,682	$14,947	$6,290

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2016	March 31, 2015	March 31, 2014
Actuarial gain	$87,416	$44,901	$36,913
	$87,416	$44,901	$36,913

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
Discount rate	8.00%	7.88%	8.50%
Expected rate of increase in compensation levels	8.00%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2016	March 31, 2015	March 31, 2014
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$331,041	$246,548	$185,437
Interest cost	24,941	20,580	14,220
Current service cost	77,912	99,707	77,633
Benefits paid	(10,615)	(8,142)	(7,788)
Actuarial (gain) / loss	(69,682)	(14,947)	(6,290)
Translation adjustment	(18,669)	(12,705)	(16,664)
Defined benefit obligation at the end of the year	$334,928	$331,041	$246,548

Experience adjustments on actuarial gain / (loss):

	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012

On defined benefit obligation	$69,682	$41,547	$6,290	$30,875	$(1,935)
Total	$69,682	$41,547	$6,290	$30,875	$(1,935)

A quantitative sensitivity analysis for significant assumptions as at March 31, 2016 is as shown below:

Assumptions	Discount rate		Future Salary increases
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Impact on defined benefit obligation	(20,912)	19,786	19,693	(21,006)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2016
Within the next 12 months (next reporting period)	$5,509
Between 2 and 5 years	35,468
Beyond 5 years	293,951
Total expected payments	$334,928

24.2	Defined contribution

Employees of APFPL also participate in a Provident Fund in India.

The Provident Fund is a defined contribution plan whereby APFPL deposits an amount determined as a fixed percentage of pay to the GOI fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

APFPL has contributed $25,192, $19,886 and $14,261 to defined contribution plans during the years ended March 31, 2016, 2015 and 2014 respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Depreciation	$1,942,305	$2,167,716	$1,933,239
Amortization	119,393	229,158	131,025
Total	$2,061,698	$2,396,874	$2,064,264

26.	Other expenses

Other expenses comprise the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Insurance	$1,442,959	$1,192,275	$1,181,234
Communication expenses	554,885	432,409	416,083
Repairs and maintenance	687,482	904,395	756,615
Travel and conveyance	2,679,194	3,391,133	1,673,384
Legal and professional	8,679,891	6,754,184	3,806,542
Rent	2,659,193	2,577,207	1,842,927
Power and fuel	877,788	1,759,045	1,575,602
Security expenses	415,284	485,432	391,550
Advertising and business promotion expenses	4,123,228	4,612,772	7,009,363
Commission, claims and compensation	414,213	259,973	2,057,740
Others	741,056	2,240,284	2,144,577
Total	$23,275,173	$24,609,109	$22,855,617

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Interest on debt	$23,486,019	$24,557,998	$17,480,766
Interest to suppliers	764,257	7,704,491	5,541,646
Interest on loan from related party	492,791	133,464	116,804
Total interest expense	24,743,067	32,395,953	23,139,216
Add: Debt processing and other charges	2,320,389	2,592,469	2,720,015
Total	$27,063,456	$34,988,422	$25,859,231

Inventory carrying value includes capitalized interest cost of $14,778,839, $18,045,659 and $12,710,034 as of March 31, 2016, 2015 and 2014.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 13.63%, 12.73% and 13.25% for the years ended March 31, 2016, 2015 and 2014 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Interest on deposits with banks	$1,184,084	$2,249,435	$2,761,183
Other interest received	3,011	6,685	5,335
Total	$1,187,095	$2,256,120	$2,766,518

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2016	March 31, 2015	March 31, 2014
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$663,503	$(461,362)	$4,603,658
Gain/ (loss) on sale of property, plant and equipment	3,008	892	3,705
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	14,090	8,705	2,058
Hedge ineffectiveness on cash flow hedges	-	366,855	414,013
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	443,299	392,545	1,093,537
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	-	5,226,734	(8,917,446)
Total	$1,123,900	$5,534,369	$(2,800,475)

29.	Earnings per share

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

	March 31, 2016		March 31, 2015		March 31, 2014
Profit attributable to Shareholders of the Company (A)	$25,792,843		$42,125,065		$29,956,327
Weighted average number of shares:
- For calculation of basic earnings per share (B)	28,805,738		28,723,273		28,672,840
- Dilutive impact of equivalent stock options (C)	-	#	203,862	*	215,323	*
- For diluted earnings per share (D) = (B) + (C)	28,805,738		28,927,135		28,888,163
Basic earnings per share (A) ÷ (B)	$0.90		$1.47		$1.04
Diluted earnings per share (A) ÷ (D)	$0.90		$1.46		$1.04

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre-determined share exchange ratio. The exchange ratio is reflective of fair values of the shares to be exchanged and therefore, the option is not considered as dilutive (Note 18).

# The dilutive impact of total share options of 360,257, 361,278 and 367,749 granted to Mr. Karan A. Chanana in the years ended March 31, 2013, 2014 and 2016, respectively is anti-dilutive and hence there is no change in the presented basic and diluted earnings per share in the table above.

* The dilutive impact of total share options of 360,257 and 361,278 granted to Mr. Karan A. Chanana in the years ended March 31, 2013 and 2014 respectively is not material and hence there is no change in the presented basic and diluted earnings per share in the table above.

30.	Operating leases as lessee

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2016, 2015 and 2014 is $2,659,193, $2,577,207 and $1,842,927 respectively. The total future lease obligation for the non-cancellable period amounts to $368,998, $480,882 and $429,886 as at March 31, 2016, 2015 and 2014, respectively.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2016, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,089,284 share options granted and vested (Note 19) pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Group's related parties include transactions with key management personnel ("KMPs") and enterprises over which KMPs are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a director of Amira Pure Foods Private Limited “APFPL”) are considered as KMPs for related party transactions disclosures.

31.1	Transactions with KMPs (including independent directors)

Transactions during the year	March 31, 2016	March 31, 2015	March 31, 2014
Short term employee benefits - Salaries including bonus of $351,000 for each of the respective years relating to Mr. Karan A. Chanana	$1,858,011	$1,698,891	$1,192,733
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	1,890,910	-	2,679,848
- expense recognized on share awards granted (Mr. Karan A. Chanana)	977,000	1,612,000	-
- expense recognized on share awards granted (others)	238,538	107,037	194,162
- expense recognized on share options granted (others)	30,624	-	-
Defined benefit plan – Gratuity	-	1,703	1,724
Rent expense	3,855	4,133	4,183
Loan received	17,628,629	-	-
Loan repaid	2,247,276	-	6,577
Interest expense	492,791	133,464	116,804
Advance given	-	50,000	-
Advance received	143,688	-	-

Outstanding balances	March 31, 2016	March 31, 2015	March 31, 2014
Salary and bonus payable - to Mr. Karan A. Chanana	$698,107	$522,307	$510,600
Salary and bonus payable – to others	155,771	164,551	-
Advance receivables	1,240	50,000	-
Advance payable	143,688	-	-
Loan and interest payable	16,460,805	1,187,221	1,170,492
Rent payable to Mr. Karan A. Chanana	20,799	18,643	15,932

All of the above payables are payables on demand and carry no collateral.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana and Ms. Anita Daing have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding term loans and secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of term loans and secured revolving credit facilities up to a limit of $237,790,263, $241,155,400 and $197,301,128 as at March 31, 2016, 2015 and 2014, respectively. ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) and Ms. Anita Daing (a director of APFPL) as permitted by ANFI’s amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for Mr. Karan A. Chanana and Ms. Anita Daing personal guarantees described above.

31.3	Share-based compensation to KMP

The Group has granted share options to Mr. Karan A. Chanana and Mr. Bruce A. Wacha pursuant to the 2012 Omnibus Securities and Incentive Plan. Further, the Group has granted restricted share awards to its directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 19 and 41.1).

31.4	Share Exchange agreement with KMP (representing NCI)

The NCI have entered into a share exchange agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2016	March 31, 2015	March 31, 2014
Sales(1)	$-	$-	$-
Advances received back	-	-	-
Purchase of asset	10,889	272,220	-

Outstanding balances	March 31, 2016	March 31, 2015	March 31, 2014
Trade payables	$46	$49	$51
Advances receivables	138,151	134,114	152,576

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2016	March 31, 2015	March 31, 2014
Depreciation and amortization	$2,061,698	$2,396,874	$2,064,264
Impairment loss recognized on trade receivables and other current assets	(186,564)	1,226,069
Unrealized (gains)/ losses on account of foreign exchange differences	(711,341)	704,294	(1,152,759)
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	(102,264)	(441,495)	(1,507,550)
Share-based compensation	3,137,070	1,719,037	2,874,010
Total	$4,198,599	$5,604,779	$2,277,965

32.2	Adjustment for non-operating income and expense

	March 31, 2016	March 31, 2015	March 31, 2014
Interest expense	$27,063,456	$34,988,422	$25,859,231
Interest and dividend income	(1,187,095)	(2,256,120)	(2,766,518)
Gain on sale of property, plant and equipment	(2,973)	(892)	(3,705)
Gain on sale of shares	(14,090)	(8,705)	(2,058)
Total	$25,859,298	$32,722,705	$23,086,950

32.3	Change in operating assets and liabilities

	March 31, 2016	March 31, 2015	March 31, 2014
Trade payables and other current liabilities	$(15,194,955)	$(8,227,578)	$37,988,258
Inventories	9,937,335	(19,230,042)	(88,561,032)
Trade receivables	(60,778,090)	(51,536,473)	(16,548,397)
Other current assets and prepayments	(4,869,230)	(10,572,397)	1,112,273
Total	$(70,904,940)	$(89,566,490)	$(66,008,898)

32.4	Net proceeds from issue of shares

	March 31, 2016	March 31, 2015	March 31, 2014
Proceeds from issue of shares	$-	$-	$-
Share issue expenses reduced directly from equity	-	-	-
Repurchase of shares from ex-director and cancellation	-	(38,190)	-
Total	$-	$(38,190)	$-

33.	Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $8,355,038, $9,078,905 and $6,959,874 as of March 31, 2016, 2015 and 2014 respectively. The capital commitment is on account of entering into a contract towards purchase of plant and machinery and office equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2016	March 31, 2015	March 31, 2014
Market fees(a)	$70,242	$74,374	$77,628
Income tax case(b)	198,734	446,368	420,802
Total	$268,976	$520,742	$498,430

(a) Represents market fees demand raised by Haryana State Agricultural Marketing Board ("HSAMB") in respect of certain paddy purchases. The Group has paid $35,121 (INR 2,324,195) under protest and the case is pending with local authorities against the demand. The Group expects that the likelihood of any liability is not probable. Accordingly, no provision has been created for this matter.

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

With respect to these contingent liabilities, the Group does not expect any reimbursement from any third party.

34.	Segment reporting

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

The Group generates its revenue primarily from the sale of rice. An analysis of the Group's revenue from sales of rice and other food products is as follows:

	March 31, 2016	%	March 31, 2015	%	March 31, 2014
Rice and rice related products	$484,919,535	86%	$635,013,258	91%	$468,990,122	86%
Other food products	78,531,482	14%	65,031,633	9%	78,354,246	14%
Total	$563,451,016	100%	$700,044,891	100%	$547,344,368	100%

The Group categorizes its revenue by geographical region based on product destination to the external customers, as summarized below, which as per management is most appropriate:

Region	March 31, 2016	%	March 31, 2015	%	March 31, 2014	%
EMEA	$299,151,613	53.1%	$403,175,995	57.6%	$237,499,705	43.4%
India	245,927,307	43.6%	286,762,392	41.0%	224,094,084	40.9%
North America	12,453,514	2.2%	9,337,383	1.3%	11,837,831	2.2%
Asia Pacific (excluding India)	5,918,691	1.1%	769,121	0.1%	73,912,748	13.5%
Total	$563,451,126	100%	$700,044,891	100%	$547,344,368	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2016	March 31, 2015	March 31, 2014
No. of customer(s)	1	1	2
Group’s revenue (A)	$563,451,016	$700,044,891	$547,344,368
Revenue generated from major customer(s) (B)	77,180,506	95,904,329	123,617,830
Concentration of revenue in % in such major customer(s) [(B)/(A)]	14%	14%	23%

Non-current assets other than financial instruments located in the ANFI’s country of domicile and in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2016	March 31, 2015	March 31, 2014
India	$19,915,502	$22,580,295	$23,854,058
Germany	2,550,136	2,515,062	3,188,788
Others	525,585	559,744	232,141
Total	$22,991,223	$25,655,101	$27,274,987

35.	Fair value hierarchy

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

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
March 31, 2016	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$439,488	$-	$439,488	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	215,501	215,501	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	83,322	83,322	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	453	-	453	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using
March 31, 2015	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$638,467	$-	$638,467	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	420,983	420,983	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	85,725	85,725	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	280,560	-	280,560	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

36.	Financial assets and liabilities

The fair value of trade receivables, other current financial assets, cash and cash equivalents, trade payables, working capital debt and other financial liabilities approximate the carrying amounts because of the short term nature of these financial instruments.

The fair values of non-current financial assets consisting of security and term deposits are not significantly different from the carrying amount. The fair value of term and vehicle loans and loan from related party was $15,437,422 as compared to the carrying amount of $15,437,422.

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

37.	Financial risk management

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group's risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

37.1	Market risk analysis

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

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2016, 2015 and 2014:

	U.S. Dollars	Other currencies
March 31, 2016
Trade receivables	$312,652	$-
Intercompany receivables	31,819,855	5,142,906
Trade payables	(150,095)	(147,934)
Intercompany payables	(1,598,578)	(187,983)
Debt	-	-
Intercompany debt receivable	5,000,033	1,011,646
Cash and cash equivalents	5,209	3,334
Total	$35,389,076	$5,821,969
March 31, 2015
Trade receivables	$807,170	$-
Intercompany receivables	31,563,037	6,297,106
Trade payables	(160,231)	(199,692)
Intercompany payables	(1,467,493)	-
Debt	-	(297,651)
Intercompany debt receivable	-	806,226
Cash and cash equivalents	26,655	8,153
Total	$30,769,138	$6,614,142
March 31, 2014
Trade receivables	$5,453,322	$12,770
Intercompany receivables	28,406,181	1,905,666
Trade payables	(420,227)	(534,666)
Intercompany payables	(188,402)	-
Cash and cash equivalents	474,881	19,755
Total	$33,725,755	$1,403,525

As of March 31, 2016, 2015 and 2014, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $412,110, $373,833 and $351,293, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the year ended March 31, 2016. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the year ended March 31, 2016.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2016, 2015 and 2014, we had $209,442,252, $211,041,182 and $184,842,761 of total indebtedness, respectively, of which more than 98% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $2,057,225, $2,097,094 and $1,834,443 in the years ended March 31, 2016, 2015 and 2014, respectively.

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

37.2	Credit risk analysis

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

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2016		March 31, 2015
	Gross	Impairment	Gross	Impairment
Not past due	$185,089,143	$-	$128,780,495	$-
Past due less than three months	2,621,931	-	1,448,521	-
Past due more than three months but not more than six months	597,028	-	117,806	-
Past due more than six months but not more than one year	1,371,790	-	667,945	628,095
More than one year	730,634	708,001	263,139	251,201
Total	$190,410,526	$708,001	$131,277,906	$879,296

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	March 31, 2016	March 31, 2015

Receivables from top five customers as of reporting date	$47,564,953	$69,896,061
Percentage to total receivables	25.1%	53.2%

Receivables from our top two customers are as follows:

	March 31, 2016	March 31, 2015
Receivables from our top two customers as of reporting date	$9,065,002	$17,935,498
Percentage to total receivables	4.8%	13.7%

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

37.3	Liquidity risk analysis

Our liquidity needs are monitored on the basis of monthly and yearly projections. We manage our liquidity needs by continuously monitoring cash flows from customers and by maintaining adequate cash and cash equivalents. Net cash requirements are compared to available cash in order to determine any shortfalls.

Short term liquidity requirements consists mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We maintain a sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and manage them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for DBO.

As of March 31, 2016, the Group had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

March 31, 2016
(Amount in $)
Working capital – fund based	$6,063,961
Letter of credit and bank guarantee – non fund based	6,754,537
Total	$12,818,498

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2016	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$799,135	$491,365	$561,345	$-
Short term debt	207,817,702	-	-	-
Trade payables	14,513,988	-	-	-
Other financial liabilities	6,856,677	-	-	-
Lease obligation	368,998	-	-	-
Total	$230,356,500	$491,365	$561,345	$-

	Current		Non-Current
March 31, 2015	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$836,311	$600,943	$1,645,383	$-
Short term debt	208,403,772	-	-	-
Trade payables	34,336,831	-	-	-
Other financial liabilities	6,977,989	-	-	-
Lease obligation	480,882	-	-	-
Total	$251,035,785	$600,943	$1,645,383	$-

*Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

38.	Additional capital disclosures

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

	March 31, 2016	March 31, 2015
Total equity (A)	$249,721,765	$221,325,125
Total debt - comprising of all liabilities of the Group (B)	253,264,380	275,746,792
Overall financing (C) = (A) + (B)	$502,986,145	$497,071,917
Gearing ratio (B) / (C)	0.50	0.55

39.	Class Action suit and related complaint

39.1. Class action suit

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former officers and directors.  The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company's Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount. We contested the allegations in the complaint and intend to vigorously defend against the action. We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss in its entirety. The Plaintiffs have the option to file a Third Amended Complaint by August 4, 2016.

39.2. Complaint against a short-selling firm

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

40.	Events after the reporting period

40.1. On July 17, 2016, Mr. Karan A. Chanana and Mr. Bruce C. Wacha were granted share options, details of which are as follows:

	Mr. Karan A. Chanana		Mr. Bruce C. Wacha
No. of share options granted	375,899	*	56,061	#
Exercise price	$10		$7.48
Grant date	July 15, 2016		July 15, 2016
Exercise period	10 years		10 years
Valuation model used	Binomial		Binomial
Share based compensation recognized in profit or loss	See note below		See note below	*

*These share options (fair value of $853,776 as on the grant date) have been granted after the end of fiscal 2016 on July 15, 2016, hence it is a non-adjusting event for the year ended March 31, 2016.

# These share options (fair value of $162,500 as on the grant date) have been granted after the end of fiscal 2016 period on July 15, 2016, hence it is a non-adjusting event for the year ended March 31, 2016. These share options to be vested in three equal annual instalments starting from July 15, 2017.

The fair values of options granted after the year ended March 31, 2016 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2017.

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.
•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.
•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future
•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016
Fair value of the option using appropriate model	$	Binomial	$	Binomial
Fair value of shares at grant date		$7.48		$7.48
Exercise price		$10.0		$7.48
Exercise multiple		2.5		2.5
Expected volatility		28.89%		28.89%
Total life of Options		10		10
Dividend yield		0%		0%
Risk-free interest rate		1.56%		1.56%

40.2. Also, on July 17, 2016, the Compensation Committee of the Company has approved the grant of 10,027 ordinary equity shares to Mr. Bruce C. Wacha to be vested in three equal annual instalments starting from July 15, 2017. Hence, it is a non-adjusting event and for which the corresponding charge amounting to $75,000 will be amortized pro-rated over three years starting from the fiscal year 2017.

40.3. On May 13, 2016, our compensation committee reviewed and revised the compensation of Mr. Harash Pal Sethi, Chairman, Audit Committee and Chairman, Compensation Committee. Accordingly Mr. Harash Pal Sethi, is awarded with a grant of 18,265 ordinary shares having a value of $120,000 (based on the fair market value of such ordinary shares on the grant date as of May 13, 2015), for the fiscal year ended March 31, 2017, as recognition of his increased role and responsibilities as the head of the Audit Committee and the charge of same is being booked subsequently in the fiscal year ending March 31, 2017.

40.4. Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2016.

41.	Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on July 29, 2016.

