Form 20-F
period 2017-03-31
Amira Nature Foods Ltd.
filed 2017-07-31
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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
None.

On March 31, 2017, the issuer had 39,989,374 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 1,474,512 share options granted and vested through March 31, 2017.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,“accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.        ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

CONVENTIONS USED IN THIS REPORT

In this annual report on Form 20-F (the “Annual Report”), unless otherwise stated or unless the context otherwise requires, references to (i) ’‘we’’, ’‘us’’, ’‘our’’, ’‘the Company’’, “the Group”, ’‘our Company’’ or “ANFI” are to Amira Nature Foods Ltd, a British Virgin Islands business company, including its subsidiaries; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and ANFI’s wholly owned subsidiary; and (iii) references to “Amira I Grand Foods Inc. (BVI)” are to Amira I Grand Foods Inc. a British Virgin Island business company and its subsidiaries, including Amira Grand I Foods Inc. and Amira K.A Foods International DMCC and (iv) “APFPL” or “Amira India” are to Amira Pure Foods Private Limited, and its subsidiaries, including Amira I Grand Foods Inc., Amira Food Pte. Ltd., Amira Foods (Malaysia) SDN. BHD., Amira C Foods International DMCC, Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe), Basmati Rice North America LLC, Amira G Foods Limited and Amira Ten Nigeria Limited.

In this report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD” , “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The audited consolidated financial statements for the fiscal years ended March 31, 2017, 2016 and 2015 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our interim period ends on September 30. References to a year other than a “fiscal” are to the calendar year ended December 31.

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

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2017, 2016 and 2015 and selected consolidated statement of financial position data as of March 31, 2017 and 2016 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2014 and 2013 and selected consolidated statement of financial position data as of March 31, 2014 and 2013 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report. Since October 15, 2012, when we completed our initial public offering, we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our consolidated financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been retrospectively adjusted as applicable. The remaining 19.6% of Amira India that is not owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage.

The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

•	Statements of Profit or Loss Data

	March 31, 2017	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013
Revenue	$551,830,966	$563,451,016	$700,044,891	$547,344,368	$413,682,574
Other income	48,833	956,336	186,404	160,064	94,368
Cost of materials	(492,189,652)	(432,030,831)	(619,100,865)	(454,123,161)	(347,341,159)
Change in inventory of finished goods	35,517,661	(22,509,438)	63,181,906	39,859,583	27,594,211
Employee benefit expenses	(8,753,175)	(12,884,266)	(11,831,777)	(11,642,833)	(5,553,197)
Depreciation and amortization	(1,778,968)	(2,061,698)	(2,396,874)	(2,064,264)	(1,943,846)
Freight, forwarding and handling expenses	(3,139,061)	(9,082,563)	(16,508,963)	(23,359,177)	(20,985,039)
Other expenses	(14,905,710)	(23,275,173)	(24,609,109)	(22,855,617)	(14,676,910)
	$66,630,894	$62,563,383	$88,965,613	$73,318,963	$50,871,002
Finance costs	(29,272,826)	(27,063,456)	(34,988,422)	(25,859,231)	(21,751,614)
IPO expenses	-	-	-	-	(1,750,082)
Finance income	263,231	1,187,095	2,256,120	2,766,518	802,146
Other gains and (losses)	(1,512,928)	1,123,900	5,534,369	(2,800,475)	(654,852)
Profit before tax	$36,108,371	$37,810,922	$61,767,680	$47,425,775	$27,516,600
Income tax expense	(4,596,968)	(4,897,325)	(8,603,974)	(9,293,071)	(8,267,562)

Profit after tax for the year	$31,511,403	$32,913,597	$53,163,706	$38,132,704	$19,249,038
Profit after tax for the year attributable to:
Shareholders of the company	$25,087,388	$25,791,973	$42,125,065	$29,956,327	$15,056,309
Non-controlling interest	$6,424,015	$7,121,624	$11,038,641	$8,176,377	$4,192,729

Earnings per share
Basic earnings per share (1)	$0.84	$0.90	$1.47	$1.04	$0.63
Diluted earnings per share (1)	$0.84	$0.90	$1.46	$1.04	$0.63

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted. The dilutive impact of total share options 1,465,183 granted to Mr. Karan A. Chanana in the years ended March 31, 2017, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2017) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA, Adjusted profit after tax and adjusted earnings per share

For the fiscal year ended March 31, 2017, we had adjusted EBITDA of $70.5 million, adjusted profit after tax of $35.1 million and adjusted earnings per share of $0.95. In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA(1):

	Fiscal year ended March 31,
	2017	2016	2015	2014
	(Amount in $)
Profit after tax (PAT)	31,511,403	32,913,597	53,163,706	38,132,704
Add: Income tax expense	4,596,968	4,897,325	8,603,974	9,293,071
Add: Finance costs (net of finance income)	29,009,595	25,876,361	32,732,302	23,092,713
Add: Depreciation and amortization	1,778,968	2,061,698	2,396,874	2,064,264
EBITDA	66,896,934	65,748,981	96,896,856	72,582,752
Add: Non-cash expenses for share-based compensation	1,312,250	3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	1,256,995	-
Add: One-time legal & professional charges	2,295,995	5,461,146	-	-
Adjusted EBITDA	70,505,179	74,733,539	99,872,888	75,456,762

(1) Presented for annual periods post the IPO in 2012.

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses)(1):

	Fiscal year ended March 31,
	2017	2016	2015	2014
	(Amount in $)
Profit after tax (PAT)	31,511,403	32,913,597	53,163,706	38,132,704
Add: IPO-related expenses	-	-	-	-
Add: Non-cash expenses for share-based compensation	1,312,250	3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	1,256,995	-
Add: One-time legal & professional charges	2,295,995	5,461,146	-	-
Adjusted profit after tax	35,119,648	41,898,155	56,139,738	41,006,714

(1) Presented for annual periods post the IPO in 2012

3.	Reconciliation of earnings per share and adjusted earnings per share(1):

		Fiscal year ended March 31,
		2017	2016	2015	2014
		(Amount in $)

Profit after tax (PAT)		31,511,403	32,913,597	53,163,706	38,132,704
Profit attributable to Shareholders of the company	(A)	25,087,388	25,792,843	42,125,065	29,956,327
Weighted average number of shares (for Basic earnings per share)	(B)	29,822,470	28,805,738	28,723,273	28,672,840
Weighted average number of shares (for diluted earnings per share)	(C)	29,822,470	28,805,738	28,927,135	28,888,163
Basic earnings per share as per IFRS	(A) ÷ (B)	0.84	0.90	1.47	1.04
Diluted earnings per share as per IFRS	(A) ÷ (C)	0.84	0.90	1.46	1.04

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	36,827,904	35,811,172	35,932,569	35,893,597

Profit after tax (PAT)		31,511,403	32,913,597	53,163,706	38,132,704
Add: IPO-related expenses		-	-	-	-
Add: Non-cash expenses for share-based compensation		1,312,250	3,523,412	1,719,037	2,874,010
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	-	1,256,995	-
Add: One-time legal & professional charges		2,295,995	5,461,146	-	-
Adjusted profit after tax	(F)	35,119,648	41,898,155	56,139,738	41,006,714

Adjusted earnings per share	(F) ÷ (E)	0.95	1.17	1.56	1.14

(1) Presented for annual periods post the IPO in 2012

•	Statements of Financial Position Data

	As at March 31,
	2017	2016	2015	2014	2013
Cash and cash equivalents	$16,831,655	$17,412,501	$46,660,922	$37,606,098	$33,270,338
Total current assets	552,972,603	476,034,239	471,018,305	394,689,932	302,025,989
Total assets	574,605,215	502,986,145	497,071,917	422,450,650	326,531,978
Total equity	303,224,421	249,721,766	221,325,125	171,841,007	143,632,735
Debt (Long term & Short term)	224,440,023	209,442,252	211,044,573	184,842,761	161,617,236
Total liabilities	271,380,794	253,264,379	275,746,792	250,609,643	182,899,243
Total equity and liabilities	574,605,215	502,986,145	497,071,917	422,450,650	326,531,978

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this report under the heading “Item 18. Financial Statements”; under Note 18 “Equity”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to certain risks and uncertainties described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability, and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in certain states in North India and in a part of the Punjab region located in Pakistan, which have climates conducive to growing Basmati rice. In addition, our Basmati rice competes with a type of rice grown in California and Texas, among other places, which is marketed as Basmati rice to compete with our products.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources than we have. Also, since there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and, particularly, a more organized Basmati market could decrease our market share or result in lower selling prices of our products or result in higher costs of our raw materials, thereby reducing our earnings.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our growth will significantly depend on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets. This will require some customization of our products to different geographical markets having distinct tastes and preferences, and may also require that we implement new sales strategies and practices. The strategies we adopt may not be appropriate or adequate, or we may not be able to efficiently implement such strategies, which may require us to alter our growth plans, resulting in substantial loss of investment in terms of time and capital and harm to our financial condition and results of operations. In addition, we may not be able to successfully implement our new initiatives, such as our ready-to-eat meals or efforts to further penetrate Indian modern retail and international markets, or realize the anticipated benefits from such initiatives. Any unforeseen costs or losses could harm our business, reputation and financial condition.

Our inability to manage our growth could harm our business, results of operations and financial condition.

Our business and operations have grown significantly in recent years and we currently expect to expand the number of our employees and the scope of our operations. To effectively manage this anticipated growth, we must continue to enhance our managerial, operational, financial and reporting systems, and expand our facilities. We expect that these measures will require significant expenditures and will demand the attention of management. Our failure to manage our growth effectively may result in our over- or under-investing in our operations; weaknesses in our infrastructure, systems and controls; and operational inefficiencies, including loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth will require significant capital expenditures and investments in inventory, and may divert financial resources from other projects, such as the development of new products. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our revenue could decline or grow more slowly than expected and we may be unable to implement our business strategy, any of which could harm our business, results of operations and financial condition.

Our historic compound aggregate growth results and trends are not indicative of our future results and may not be sustainable for the future.

We have grown our sales, adjusted EBITDA and adjusted net profit at growth rates in excess of 15% annually between 2010 and 2017. Our historic compounded annual growth rates, or CAGRs as indicated elsewhere in this Form 20F cover a nearly seven-year period where we benefited from particularly favorable conditions which resulted in strong volume growth, favorable industry pricing dynamics and an improvement in mix. As a result, the historic CAGR data and trends set out elsewhere in this Form 20F are not indicative of our future results and may not be sustainable for the future. In particular, our future growth CAGRs may increase at a lower rate or may not increase at all, which in turn would have a negative impact on our business, results of operations and financial condition. In fact, the Company had a particularly challenging year during its fiscal year ended March 31, 2017 where it had declines to its financial results due in part to challenging industry conditions, including the impact of currency exchange fluctuations on its business in India and lower industry pricing, as well as certain business disruptions that management believes were short term in nature.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to obtain financing in the future.

We have incurred a substantial amount of debt totaling $224.4 million, $209.4 million and $211.0 million as of March 31, 2017, 2016 and 2015, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2017 was $224.4 million, of which $0.05 million consisted of our non-current (long-term) debt and $224.39 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities.

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

As of March 31, 2017, our outstanding current (short-term) debt, amounting to $224.4 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our financial condition.

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

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is highly sensitive to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient enough to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness may not be on favorable terms and could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

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

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the second half of fiscal 2008, disruption in the global financial markets has made obtaining additional financing in India more difficult. For example, due to inflation in India, the Reserve Bank of India has raised interest rates multiple times since 2011, thereby substantially increasing our borrowing costs. Moreover, restrictions on foreign investment in India may limit our ability to obtain financing for Amira India. See “Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our results of operations and financial condition” in this section. Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our results of operations and financial condition and result in a reduction in our operations and the delay or abandonment of our development plans.

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

In fiscal 2017, 2016 and 2015, we generated 50.1%, 56.4% and 59.0%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have international offices in Malaysia, Singapore, the United Arab Emirates (“UAE”), the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

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

We sell Basmati rice, other specialty rice and other food products to customers across five continents with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2017, our international revenue accounted for 50.1% of our total revenue. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. In addition, uncertainty surrounding the potential exit of the United Kingdom from the European Union may have a significant impact on the global economy and foreign exchange rates which could have a negative impact on our financial condition.

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

Our operating expenses are denominated primarily in Indian Rupees; however, 50.1% of our total revenue for fiscal 2017 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past three years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

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

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2017), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its Board of Directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the Board of Directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the Board of Directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the Board of Directors.

Amira India does not intend to pay dividends to its shareholders, including Amira Mauritius, in the foreseeable future, and may be prevented from doing so by certain restrictions on paying dividends under Indian law. Amira India may not have sufficient profits in any year or accumulated profits to permit payment of dividends to its shareholders. We do not own 100% of Amira India, therefore any dividend payment made by Amira India to us will also involve a payment to the other shareholders of Amira India, including Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates.

Insiders have substantial control over us; ownership by insiders of our ordinary shares and ownership by our Chairman and Chief Executive Officer of direct and indirect equity interests in Amira India give rise to conflicts of interest with our public shareholders.

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 66.0% (including share options granted and vested) of the outstanding ordinary shares of ANFI as on March 31, 2017. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our Board of Directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the British Virgin Islands where we are currently domiciled, or our voluntary liquidation. As a result, Mr. Chanana and his affiliates can cause, delay or prevent a change of our control, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders with the opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

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

Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have also issued personal guarantees of $238.0 million in favor of lead banks or lenders of certain of our credit facilities; in the event of a default under these credit facilities, the lenders may seek payment from Mr. Chanana and/ or Ms. Daing. As a result of these guarantees, Mr. Chanana and Ms. Daing may have a conflicting interest with our shareholders and/or other creditors of the Company which may not be resolved in our best interest. However, ANFI has indemnified its present and former directors and officers, including Mr. Chanana and Ms. Daing, in accordance with its Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

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

We could be subject to tax risks attributable to previous tax assessment periods.

We could accrue unanticipated tax expenses in relation to previous tax assessment periods which have not yet been subject to a tax audit or are currently subject to a tax audit. In such tax audits, the tax laws or relevant facts could be interpreted by the tax authorities in a manner deviating from the relevant company’s view. As a result, the tax authorities could revise original tax assessments, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

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

The Reserve Bank of India and the Ministry of Finance of the Government of India withdrew the legal tender status of INR 500 and INR 1,000 currency notes pursuant to notification dated November 8, 2016. The short-term impact of these developments has been, among other things, a decrease in liquidity of cash in India. There is uncertainty on the long-term impact of this action. The short- and long-term effects of demonetization on the Indian economy and our business are uncertain and may have a negative effect on our business, results of operations and financial condition.

The Government of India has previously banned the export of certain of our products, and future changes in the regulation of our sales to international markets may harm our results of operations and financial condition.

We generated 50.1% of our revenue in fiscal 2017 from products we sold outside India. As such, a portion of such international revenue are subject to the Government of India’s export control laws. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2017, we derived 49.9% of our revenue from sales in India. Based on latest information from the CIA World Factbook, estimates for consumer inflation in India was 5.2% in 2016 and 4.9% in 2015. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

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

A substantial portion of our operations, employees and customers are located in India, which has historically experienced natural or man-made calamities such as earthquakes, tsunamis, floods, climate change and drought. In December 2004, Southeast Asia, including both the eastern and western coasts of India, experienced a massive tsunami, and, in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which caused significant loss of life and property damage. The extent and severity of these natural or man-made disasters determines their impact on the Indian economy. Natural or man-made disasters may occur in the future and may have an adverse effect on our business.

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

Changing tax laws, rules and regulations and legal uncertainties in India, including adverse application of tax laws, may adversely affect our business and financial performance.

The regulatory and policy environment in which our business in India operates is evolving and subject to change. Such changes, including the few instances (which are only illustrative and not exhaustive) briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy:

•	The General Anti Avoidance Rules, are scheduled to come into effect from April 1, 2017. The intent of this legislation is to prevent business arrangements set up with the intent to avoid tax incidence under the IT Act. In the absence of any precedents on the subject, the application of these provisions is uncertain.

•	The Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our results of operations and financial condition is uncertain.

•	The Indian Parliament has recently approved the adoption of a comprehensive national goods and services tax (“GST”), regime that will combine taxes and levies by the central and state governments into a unified rate structure. It is not clear, however, how the GST will be applied and implemented, and there can be no assurance that the GST will not result in significant additional taxes being payable, which in turn, may harm our results of operations and financial conditions.

•	The Government of India has also amended its rules which determine the ‘tax residency’ of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Uncertainty in the applicability, interpretation or implementation of any amendment to governing law, regulation or policy may impact the viability of our current business or restrict our ability to grow our business in the future. Further, if we are affected, directly or indirectly, by the application or interpretation of any provision of such laws and regulations or any related proceedings, or are required to bear any costs in order to comply with such provisions or to defend such proceedings, our business results of operations and financial condition may be adversely affected.

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

We derived 24.0% of our total revenue from our top five customers and distributors in fiscal 2017; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 24.0%, 30.4% and 29.9% of our total revenue for fiscal 2017, 2016 and 2015, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers obligating them to buy product from us. Our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, could harm our sales.

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

As part of our growth strategy, we intend to develop a new processing facility in India. We estimate the cost to be approximately $64 million in total and we intend to rely on outside funding for this facility. Our plans remain subject to certain potential problems and uncertainties, including availability of financing, increased costs of equipment or manpower, completion delays due to the need to find an appropriate location for the facility at acceptable costs, a lack of required equipment, financing permits or approvals or other factors, defects in design or construction, changes in laws and regulations or other governmental action, cost overruns, accidents, natural calamities and other factors, many of which may be beyond our control. Any delays in completing this facility could result in our loss or delayed receipt of revenue, as well as increases in financing and construction costs. Our proposed expansion will also require significant time and resources from our management team. Any failure by us to meet revenue or income targets may require us to reconsider our development plans. If these plans do not proceed as planned, our business, results of operations and financial condition may be harmed. Even if completed, our new processing facility may not yield the expected or desired benefits in terms of process and cost efficiencies, or an expansion in our business. We will also incur additional fixed costs from the new facility, and may not be able to timely reduce these or other fixed costs in response to a decline in revenue, which would harm our results of operations and profitability.

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

As of March 31, 2017, we employed 236 persons (including 38 employees in locations outside of India) to perform a variety of functions in our daily operations. Lower labor costs in India provide us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

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

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 5% in fiscal 2017. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We did not used any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Syria and other countries in the region. Iran and Syria are currently sanctions targets. In fiscal year 2017 and 2016, there were no sales to Iran and Syria. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

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

We are subject to a variety of environmental, health and safety laws and regulations in India and in the other locations in which we operate. Although we have implemented procedures to comply with these laws and regulations, we cannot be sure that our measures are compliant or capable of eliminating the risk of injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes. Environmental proceedings had been initiated against Amira India before the District Court, Gurgaon, India, alleging that Amira India’s failure to make proper arrangements for the disposal of ash and straw by products of its rice processing operations had caused air and noise pollution. We have taken corrective measures and. since then we have obtained renewal approvals under the Indian Air (Prevention and Control of Pollution) Act, 1981 and the Indian Water (Prevention and Control of Pollution) Act, 1974, and the current approvals are valid until March, 31, 2021. However, similar or other allegations or legal proceedings may be initiated against us in the future relating to non-compliance with applicable environmental laws.

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

We have been recently subject to short sale attacks which could harm our reputation and negatively affect our operations.

In February 2015 and July 2015, we were subject to short sale attacks by a short seller firm. As a result of the short sale attack, we have been subject to two shareholder class action lawsuits before the United States District Court for the Central District of California. See “Business‒Legal Proceedings.” The short sale attack and the ensuing shareholder litigation, resulted in a significant decrease in the value of our shares, exposed us to significant litigation costs, diverted our management’s attention from day-to-day operations and negatively affected our credibility and reputation, which in turn disrupted our operations and relationships and negatively impacted our ability to effectively market, distribute and sell our products in various jurisdictions and negative effect on our business, financial condition and results of operations. We may be exposed to additional short sale attacks in the future which could result in operational and reputational harm, which in turn could negatively affect our business, financial condition and results of operations and credit ratings. See also “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations‒Factors Affecting Our Results of Operations.”

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

Overview

We are a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across five continents around the world. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. We sell our products under our flagship Amira brand, as well as under other Company owned brands and third party brands. We have expanded our product offerings in recent years to include other value-add categories such as edible oils and organics. We also sell other products such as wheat, barley, legumes and other produce to large institutional customers. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a global leadership position in the high growth Basmati rice sector. Under our current leadership, we significantly expanded our footprint in India and internationally. We completed an initial public offering (“IPO”) in October 2012 and our shares are listed on the New York Stock Exchange with the stock symbol ANFI.

We primarily operate in the global packaged rice market and we have focused our efforts on premium, packaged, specialty rice, with a concentration in Basmati rice, a long-grain aromatic rice with favorable health attributes that can be grown only in the geographically indicated region of the Indian sub-continent. The global rice market is a large, staple market with stable growth, while specialty rice and specifically Basmati rice benefits from premium pricing and increasing consumption patterns. The global rice market represented approximately $275 billion in value based on benchmark rice export prices for the international rice trade, according to statistics from Horizon Research in 2012. The Indian rice industry was valued at approximately $50 billion in wholesale prices in 2013 according to the CRISIL equity research report on the Indian rice industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 30% was sold in India and approximately 70% was sold internationally. In recent years, the Basmati rice segment has benefited from increased consumption trends both in India and internationally. According to information provided by APEDA Agri-exchange, WASDE and Jefferies LLC research estimates from September 2016, domestic consumption of Indian Basmati rice has increased at a 10% CAGR over the past 10 years, while international sales volumes of Indian Basmati rice have increased at a 13% CAGR over the same time period.

We sell our products globally in both emerging and developed markets through a broad distribution network. Our Amira branded products are currently sold by retailers such as Bharti Retail, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrisons, Publix, Reliance Retail Limited, REWE, Safeway Albertsons, Spencer’s Retail, Star Bazaar, Tesco, Waitrose, Walmart, Wegman’s and Whole Foods. In emerging markets, our products are sold by global retailers and regional supermarkets (the “modern trade”), as well as a network of small, privately-owned independent stores (the “general trade” or “traditional retail”). We maintain a strong distribution platform into the restaurant channel and have long standing network of distributors, third party branded partners and institutional customers who sell our products throughout the world. Our third party branded business is often conducted under contracts with our customers, which enable us to have a high degree of visibility on our sales, volumes, margins and profitability.

We have successfully expanded our distribution platform to reach customers across five continents around the world and we continue to invest resources to further establish the Amira brand as a premium, high quality, packaged specialty rice brand. We also go to market under additional Company owned brands and sub-brands such as Atry, Dum, Guru, Sadry, Sativa, Amira Good Length and Amira Daily Fresh, which allow us to sell at multiple channels and various price points across the value chain to maximize our customer exposure. We have tailored our strategy to local market requirements and continuously focus on developing new value-added products to sell to our customers.

We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy (unprocessed rice) to its storage, aging, processing into rice, packaging, marketing and distribution. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle. We have longstanding relationships with a large network of procurement agents and a large number of local Indian paddy farmers which allow us to consistently source high-quality paddy. Over the past several years, we have also developed organic sourcing initiatives, which allow us to source and sell organic certified products in India, Europe and the United States. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production capacity to fully meet our product needs. Meanwhile, our international operations also source products from outside India from time to time. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

We operate a sophisticated, fully automated and integrated processing and milling facility that is strategically located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in nearby Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new rice processing and milling facility in Karnal, Haryana, which we currently expect, when completed, will increase our production capacity to more than 60 metric tons of paddy per hour. This increased production capacity will permit increased processing of higher margin early stage products and increased economies of scale, which we expect to improve our margins.

For the fiscal year ended March 31, 2017, we had revenues of $551.8 million, adjusted EBITDA of $70.5 million, and adjusted profit after tax of $35.1 million. In fiscal 2017, 2016 and 2015 and 2014 our revenue was $551.8 million, $563.4 million and $700.0 million, respectively, our adjusted EBITDA was $70.5 million, $74.7 million and $99.9 million, respectively and our adjusted profit after tax was $35.1 million, $41.9 million and $56.1 million, respectively. For the fiscal year ended March 31, 2017, we derived 49.9% of our revenue from sales in India, 44.0% from sales in the Europe, Middle East and Africa, or EMEA region, 1.1% from sales in the Asia Pacific region (other than India), and 5.0% from sales in North America.

See “Non-IFRS Financial Measures” for additional information regarding EBITDA, adjusted EBITDA, adjusted profit after tax and other Non-IFRS Measures. For a reconciliation of Non-IFRS Measures to the most directly comparable IFRS measure, see “Summary Financial and Other Data.”

Our Strengths

We believe that the following competitive strengths have contributed to our expansion and strong track record and will continue to benefit us over time:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global manufacturer, marketer and distributor of packaged specialty rice, and primarily Basmati rice, a premium specialty rice that is well known for its long-grain and appealing aroma, and which can only be grown in the geographically indicated region of the Indian sub-continent. Our leadership in the Basmati rice segment represents a distinct competitive advantage since Basmati is a premium rice variety with a long shelf life that generally commands higher prices and is more profitable than other types of rice. The size of the Indian Basmati rice market is approximately $6.9 billion (CRISIL Equity Research Report, 2014), while the overall global rice market is equal to approximately $275 billion (Horizon Research, 2012). Demand for Basmati rice has remained strong over the past 10 years with sales volumes of Indian Basmati rice in both the domestic Indian market and international markets increasing at more than a 10% CAGR during this time period.

•	A Market Leader with a Differentiated Business Model. We believe that we have a unique opportunity within the global premium, packaged specialty rice industry. As one of the few globally focused participants in the packaged rice category, we believe that we have the flexibility to reach customers with differentiated offerings across continents and within the various countries in which we operate. By utilizing our locally based professional management teams, we believe that we are better able to provide localized solutions to our customers’ product needs while also maximizing our capital allocation and marketing efforts.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products across five continents around the world accounting for approximately $245.6 million in revenue, or approximately 44.5% of our total revenue for the fiscal year ended March 31, 2017. Our Amira branded sales have grown at a 15.1% CAGR from $121.8 million for the fiscal year ended March 31, 2012 to $245.6 million for the fiscal year ended March 31, 2017. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market. Separately, Inc. India, a leading Indian business magazine identified Amira as one of India’s fastest growing mid-sized companies multiple times since 2010. In 2013, Amira was voted as one of “Asia’s Most Promising Brands” by WCRC group. In 2014-2015, VWP World Brand recognized the Amira Brand as “the Admired Brand of India.” We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India’s rapidly growing middle class is expected to propel growth in the modern trade channel, which is a core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products to sell to our customers and thereby driving further growth.

•	Global Presence Across Five Continents. We currently sell our products across five continents around the world. We sell our products in India through a network of small privately-owned independent stores (the “general trade” or “traditional retail”), as well as global retailers and regional supermarkets (the “modern trade”). Additionally, we have been selling our products globally for almost forty years and we have built a strong distribution platform throughout the emerging markets, utilizing a combination of direct sales and distributors to sell our products in the general trade and modern trade channels of these localized markets. We have also added substantially to our distribution efforts in the developed world and our products are now sold in many leading retailers in the United States, the United Kingdom and in Continental Europe. Our sales in India have grown at a 19.7% CAGR from $112.0 million in the fiscal year ended March 31, 2012 to $275.2 million for the fiscal year ended March 31, 2017. Our international sales have grown at a 5.0% CAGR from $217.0 million to $276.6 million over the same time period. Amira has been recognized in several years since 2010 by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world’s fastestgrowing companies, including illycaffe S.p.A. and Intralinks.

•	Deep Relationships with Broad Customer Base. We have been operating continuously in India for more than one hundred years and we have been selling our products internationally for nearly forty years. Our experiences have allowed us to develop a deep and extensive customer base with strong relationships among our large international and regional customers who market our products under our brand names, as well as their own. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in our Amira branded, third-party branded and institutional businesses. Our products are sold across five continents around the world by many leading retailers such as Bharti Retail, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrisons, Publix, Reliance Retail Limited, REWE, Safeway Albertsons, Spencer’s Retail, Star Bazaar, Tesco, Waitrose, Walmart, Wegman’s and Whole Foods. As a result of our global operations and diverse customer base, we have limited customer concentration. For the fiscal year ended March 31, 2017, our top five customers accounted for approximately 24.0% of our total revenue.

•	Broad Product Portfolio that Can Be Tailored to Specific Customer and Regional Requirements. We sell our products through more than 300 SKUs, which includes our premium and everyday Basmati rice offerings, as well as other specialty rice, a growing line of other value-add food products including edible oils and organic product offerings and an opportunistic agricultural business which includes sales of wheat, barley, legumes and other produce to our institutional customers. We have the ability to tailor our products to our customers’ needs which allows us to sell at various price points across the value chain and maximize our customer exposure.

•	Flexible, Vertically Integrated, Supply Chain. We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy (unprocessed rice) to its storage, aging, processing into rice, packaging, marketing and distribution. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle. We have long-standing relationships with a large network of procurement agents and a large number of local Indian paddy farmers which allow us to consistently source high-quality paddy. Over the past several years, we have also developed organic sourcing initiatives which allow us to source and sell organic certified products in India, Europe and the United States. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production capacity to fully meet our product needs. Meanwhile, our international operations also source products from outside India from time to time. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

•	Sophisticated, Fully Automated Manufacturing Facility. We operate a sophisticated, fully automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new rice processing and milling facility in Karnal, Haryana, which we expect to increase our production capacity to more than 60 metric tons of paddy per hour.

•	Strong Financial Track Record Underpinned by Stable Margins and Robust Discretionary Cashflows. We have a strong financial track record. We have grown our sales at a 15.5% CAGR from $201.7 million for the fiscal year ended March 31, 2010 to $551.8 million for the fiscal year ended March 31, 2017. We have grown our adjusted EBITDA at a 18.5% CAGR from $21.5 million to $70.5 million during the same time period. We have consistent, stable operating margins and our adjusted EBITDA margin has averaged 13.0% over the same time period. Additionally, as a result of our attention to costs, efficient capital spending and an attractive blended tax rate, we have generated significant discretionary cash flows which we define as adjusted EBITDA less capital expenditures and taxes over this time period. In line with our corporate strategy, we have elected to invest in the continued growth of our business by increasing our working capital in order to support our future sales. Our largest financial outlay tends to be the purchase of paddy and rice which we believe is a monetizable asset that can generally be converted into sales at various times throughout its expected life cycle.

•	Strong Management Team with a Track Record of Success. As a family-owned and managed business that has operated since 1915, we have more than a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Karan A. Chanana’s leadership, we have transitioned from a family-owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities. We have augmented our management team and Board of Directors by adding individuals with a significant array of global experience.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Pursue our Bi-Focal Business Model Focused on Premium Specialty Rice Segments, with an Emphasis on Basmati. We sell our products under our flagship Amira brand, as well as other Company owned brands and third party brands. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across five continents within only nine years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. Our Amira branded sales accounted for approximately 44.5% of our total revenue or $245.6 million for the fiscal year ended March 31, 2017, a substantial increase from $121.8 million for the fiscal year ended March 31, 2012. As a part of our bi-focal strategy, we also supply our products to third party branded partners. We have been selling products to many of our third party branded partners for generations. These relationships provide stability to our business and grant us visibility over our sales and profits in any given year. In addition, we also continue to add new third party customers over time. The strategic deployment of third party branded products helps us secure footholds into new markets and provides us with proprietary, deep understanding of end markets, consumer preferences and price points, which helps us to obtain insights into the local trends and consumer preferences. This unique knowledge helps us refine our strategy for our branded product offerings to cater to specific needs of each customer segment in those markets, hence allowing for greater chances of success. We have successfully used this strategy to increase our Amira branded presence in both emerging and developed markets. Our third party branded sales accounted for approximately 47.1% of our total revenue or $260.2 million for the fiscal year ended March 31, 2017, compared to $180.7 million for the fiscal year ended March 31, 2012. Basmati remains our core category, accounting for approximately 75.2% of our total revenue for the fiscal year ended March 31, 2017, which stems from our strong presence in our home market and heritage around the category.

•	Expand our Presence in International Markets in both Developed and Emerging Economies, while building upon our Strong Foothold in India. Despite its importance as a staple, the packaged rice market remains highly fragmented in both emerging and developed economies which typically see concentrated market positions across most consumer categories. Additionally we believe that most of these markets have yet to fully realize the full potential of the premium/gourmet, specialty segments within the broader rice category. As a result, we believe that emerging markets across the Middle East, Africa and Asia, and developed markets such as the United States, the United Kingdom and Europe represent compelling growth opportunities for us in the near term. We believe that our unyielding focus on high quality, branded specialty rice will allow us to strengthen our market position over time. Our products are currently sold by major retailers in markets such as: Costco, Publix, Safeway Albertsons and Whole Foods in the United States; Morrisons, Tesco and Waitrose in the United Kingdom; and EDEKA, Kaufland and REWE in Germany. We plan to expand our footprint, building on our existing presence as well as increasing our penetration into new countries. In India, we believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our extensive distribution strength, stemming from more than 200 Indian distributors and 15 company managed distribution centers in India, will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Continue Building on our Local Organization and Infrastructure in Each Market as we Expand Globally. We believe that the presence of local management teams and sales teams in each of our core markets is one of our key strengths and differentiating aspects vis-à-vis other rice players. We employ dedicated sales teams focused on promoting our products on a country and regional basis. This provides us with a superior interface with the customers, allowing us to better promote our products, respond better to consumer trends and preferences, align our value chain, consistently deliver superior products in a timely manner and further strengthen customer relationships. Outside of India, which we cover on a region-by-region basis, we have local teams in the United Kingdom, the United States, Europe and the Middle East. We will continue to invest in our local organization by further additions as we expand into new markets.

•	Drive Margin Expansion through further Vertical Integration and Operating Efficiencies. We have a highly flexible, vertically integrated supply chain and production model. We continuously strive to incorporate incremental elements of the value chain into the Amira owned operations, thereby capturing additional profitability upside and increased margins, while also retaining flexibility. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in Gurgaon, Haryana, India in 1995. We made significant improvements to this facility and doubled our production capacity in 2010. We believe this facility remains one of the most sophisticated rice processing plants in India today. We have plans to augment our production capabilities through the construction of a new milling plant at a new facility in Karnal, Haryana, India. We expect the new facility will more than double our production capacity, permitting increased processing of higher margin early stage products and increased economies of scale, thereby enabling improving margins.

•	Develop new Higher Margin, Branded Products in line with Consumer Trends and Preferences. Consistent with our bi-focal business model, we plan to continue to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. In addition to penetrating new markets and increasing our presence in existing markets with our Amira branded and third party branded rice offerings, we are also focused on developing on new branded product offerings such as edible oils, organic categories, snacks and ready-to-eat meals to increase our relevance to consumers and drive further growth. We have leveraged our brand strength and diverse product offerings to allow us to sell our products at various price points across the value chain and maximize our customer exposure. We plan to further penetrate the higher margin, premium segments of the customer proposition through the development of new Amira branded offerings leveraging on our consumer insights, strong global distribution network and established customer relationships.

•	Opportunistic Inorganic Expansion through Small Bolt-on Acquisitions to Expand our Presence. The highly fragmented nature of the industry presents a wide range of opportunities for consolidation and entering new markets and consumer segments. We have a very selective approach towards inorganic growth which is based on an extensive assessment of the target company and the opportunity it presents in terms of growth and synergy extraction potential. For example, in December 2013, we entered the German market through our acquisition of AMIRA BASMATI RICE GMBH EUR, which sells its products under the Amira, Atry, Sadry, Sativa, Scheherazade and Sultan brand names into leading retailers such as Edeka, Metro and Rewe in Germany and in neighboring European countries. We further built upon that acquisition in March 2017, when our German entity acquired a portfolio of packaged specialty rice brands from Euro Basmati GmbH. The brands, which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari are sold primarily in the ethnic channel in the key markets of Hamburg and Berlin.

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

In connection with the IPO, ANFI’s wholly-owned subsidiary Amira Mauritius purchased through a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius controls but does not wholly own Amira India. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”).

As of March 31, 2017, 17.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana, and his affiliates, including various companies controlled directly by Mr. Chanana and indirectly controlled by him through members of his family. As on March 31, 2017, together with Mr. Karan A. Chanana’s ownership of 66.0% (including share options granted and vested) of ANFI, Mr. Karan A. Chanana and his affiliates have an effective economic interest of 71.4% of ANFI. On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be affected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described below. Following such purchase, Mr. Karan A. Chanana and his affiliates will own 19.6% of the equity shares of Amira India directly and will be the only shareholders of Amira India other than Amira Mauritius, which, together with Mr. Karan A. Chanana’s ownership of 66.0% (including share options granted and vested) of the ordinary shares of ANFI, will give Mr. Karan A. Chanana and his affiliates an effective economic interest in Amira India of 72.0%. As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the shareholders of Amira Mauritius elect the Board of Directors of Amira Mauritius at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the Board of Directors of Amira Mauritius consists of Mr. Karan A. Chanana, Mr. Druvnath Damry and Nazia Bibi Mungroo. Under the Indian Companies Act, 2013, as amended, and the articles of association of Amira India, the Board of Directors of Amira India is elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the Board of Directors of Amira India consists of Mr. Karan A. Chanana, Mr. Rajesh Arora, Aparna Puri and Mr. Rahul Sood.

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

Our Organizational Structure

The diagram below illustrates our corporate structure as of March 31, 2017, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India as described previously. This diagram does not assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the Exchange Agreement.

(1)	Assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)	Includes Share options granted and vested through March 31, 2017.

(3)	International subsidiaries include:
•	Amira I Grand Foods Inc.
•	Amira Food Pte. Ltd.
•	Amira C Foods International DMCC
•	Amira Foods (Malaysia) SDN. BHD.
•	Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)
•	Basmati Rice North America LLC
•	Amira G Foods Limited

•	Amira Ten Nigeria Limited

(4)	Subsidiaries include:
•	Amira K.A. Foods International DMCC
•	Amira Grand I Foods Inc.

On February 17, 2017, Mr. Karan A. Chanana completed a gift of 3,500,000 restricted shares to JDIF TRUSTEES SARL as Trustees of the XEATON5 Trust dated November 3, 2016. Mr. Karan A. Chanana’s spouse and children are the beneficiaries of the Xeaton 5 Trust.

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

The following table sets forth our significant subsidiaries as of March 31, 2017:

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

* Formerly known as Basmati Rice GmbH Europe

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice, which accounted for 75.2% of our revenues for the fiscal year ended March 31, 2017. We also sell non-Basmati specialty rice and provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, snack and ready to heat meal products. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

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

Amira Branded Products

Our Amira branded products, consist of several rice varieties, as well as a growing line of complementary products including edible oils, ready to eat snacks and ready to heat meals. A representative list of our products is set forth below.

	Premium Basmati Rice	Value Basmati Rice	Other Specialty Rice	Other Product Adjacencies

Brand/ Product Lines	• Pure Basmati Rice • Extra Long Grain Basmati Rice • Indian Basmati Rice • Brown Basmati Rice • Traditional Basmati Rice • Smoked Basmati Rice	• Daily Fresh Basmati Rice • Goodlength Day to Day Basmati Rice • Everyday Basmati Rice • Goodlength Broken Basmati Products • Parboiled Basmati Products • Banquet Rice	• Thai Jasmine Rice • Sharbati Aromatic Long Grain Rice • Kheer Rice • Khichdi Rice • Sona Masoori Rice	• Edible Oils • Organic Products

Product Features	• Consists of the finest grains of aromatic Basmati • Aged for as much as 12+ months • More than doubles in size when cooked • Rich taste and fragrant aroma

•    Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice

•    Value alternative commonly used as an “everyday” Basmati and by restaurants or catering companies

•    Thai Jasmine: sourced from Thailand and has a fragrant aroma and chewy texture

•    Sharbati Aromatic Long Grain: an everyday rice for daily consumption; often purchased by foodservice customers

•    Kheer: formulated for
rice pudding

•    Khichdi: formulated for Indian and South Asian comfort food; also used as infant and toddler food

•    Sona Masoori: aromatic and light grain white rice

• Oils used in food preparation

Third Party Branded Products

We sell a number of varieties of Basmati and non-Basmati packaged rice to many large international and regional customers, such as Euricom Spa, Indonesia’s Business State Logistics Agency (Bulog), Platinum Corp. FZE, the Seychelles State Trading Corporation Limited who market them under their own brand through their own distribution networks. Our third party branded business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

	Third Party Basmati Rice	Third Party Non-Basmati Rice

Brand/ Product Lines	• Euricom Brown Basmati Rice, Italy • Mahe Regular White Basmati Rice (Economy), Seychelles • Mahe Premium White Basmati Rice (Premium), Seychelles	• Bulog Non-Basmati Rice, Indonesia • Platinum Corp. FZE Non-Basmati Parboiled Rice, Nigeria • Bonne Chance Long Grain Rice, Abidjan

Product Features	• Consists of the finest grains of pure traditional aromatic Indian Basmati • Available in brown, white and parboiled rice • Rich taste and fragrant aroma	• Non-Basmati white rice which is between 10% and 100% broken and may be parboiled

Institutional Products

Our institutional business primarily consists of the opportunistic sale of bulk commodities, including wheat, barley, legumes, maize, sugar, soybean meal, onion, potato and millet. We sell these products to large international and regional trading firms.

Customers and Sales Channels

We sell our products through a broad distribution network across five continents throughout the world. Our Amira branded products are sold by Indian retailers such as Bharti Retail, Big Bazaar, Metro Cash & Carry, Reliance Retail Limited, Spencer’s Retail and Star Bazaar. We also sell in India to traditional retail (small, privately owned independent stores, typically at a single location) which we access through our distributor network. Internationally, our Amira branded products are sold by global retailers such as, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrisons, Publix, REWE, Safeway Albertsons, Tesco, Waitrose, Walmart, Wegman’s and Whole Foods. We also sell our products in India and internationally through the food service channel. Our third party branded products are sold to many international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog) and Platinum Corp. FZE, who market them under their own brands through their own distribution networks. Third party sales provide a level of sales visibility as they are made during January-March for delivery during the year. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 24.0% and 30.4% of our revenue for the fiscal years ended March 31, 2017 and March 31, 2016, respectively. Our two largest customers or distributors accounted for approximately 10.7% and 19.5% of our revenue during the fiscal years ended March 31, 2017 and March 31, 2016, respectively.

Production

Our Basmati rice operations include procurement, inspection, cleaning, drying, parboiling, storage and aging, processing, sorting, packaging, branding and distribution. We purchase our non-Basmati rice from other rice processors, and contract with third parties to produce and package our ready to eat meals, snacks and edible oils.

Paddy and Semi-Processed Rice Procurement

Paddy Procurement

The primary raw material that we use in producing Basmati rice is Basmati paddy. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. The harvested grain is referred to as “paddy.” In India, Basmati paddy is typically harvested between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season, although we also purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices. Our Basmati procurement team purchases paddy to be stored for aging and processing throughout the year from the major Basmati paddy production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” and/or through licensed procurement agents. Licensed procurement agents, or “pucca artiyas,” evaluate, test and purchase paddy on our behalf at mandis. We have non-contractual long-standing relationships with procurement agents for sourcing paddy and are knowledgeable about and experienced with local areas and farmers.

Our ability to procure adequate quantities and good quality paddy is affected by crop conditions. For example, yields of paddy could decrease and the price of paddy could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe paddy is generally available at reasonable, stable prices prevalent in the current market. We have not encountered any processing interruptions due to paddy shortages since we commenced our Basmati operations in 1985.

Semi-Processed Rice Procurement

Semi-processed rice procurement is done through approved vendors. These vendors are sourced through approved brokers with whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged non-Basmati rice. We purchase the semi-processed rice, transport the product into our rice mill and then finish, pack and sell the product to our customers and distributors. Processed Rice Procurement

We also purchase processed rice based on our specifications from third parties in India and internationally to supplement our product needs. We purchase the rice and then sell the product to our customers and distributors on our terms and conditions.

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

Inspection

Paddy is checked for quality at the time of purchase and prior to loading it on the trucks that transport paddy to our processing facility. Further, the paddy bags are sample checked on arrival at storage locations to ensure that the paddy meets the quality specifications based on our purchase. We have a fully equipped laboratory that checks quality at various stages of paddy procurement and rice processing. In addition, after the rice has been processed, we inspect the rice to ensure that it meets our and our customers’ quality standards. We have implemented strong measures throughout processing to ensure product quality and food safety. Our standardized processing, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies. We have also received an ISO: 9001:2008 quality management accreditations for our rice processing facility, which has been renewed yearly and is currently valid until July 2018.

Certifications

While certifications are not compulsory in the rice industry, we maintain a number of internationally recognized certifications. We have received an ISO 9001:2008 quality system certification, an ISO 22000:2005 food safety management certification for our rice processing facility, and a SQF Certificate. In addition, our facilities have received certifications from BRC Global Standards, an international company which provides health and safety certifications, the U.S. Food and Drug Administration, and are Kosher certified and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India.

We have organic certifications for our rice products from Ecocert India Private Limited, an international certification body that certifies our compliance with the requirements of the EU and the NOP, which tracks the US FDA organic regulations.

Sales, Marketing and Distribution

As of March 31, 2017, we had 70 employees working in sales, marketing and distribution around the world. We now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to promote the Amira brand name to our end-users.

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

Intellectual Property

We protect our intellectual property through copyright and trademark laws. Our intellectual property includes the registered trademarks “Amira,” “Goodlength,” “Daily Fresh,” “Goodhealth,” “Indigo,” “Sativa,” “Sharbati,” “Pashmina” and “Love @1st bite” among others under the Indian Trade Marks Act, 1999 and other foreign trademark and copyright legislations. The registration of a trademark is generally valid for ten years but can be renewed. In addition, we have applied for the registration of the “Amira Food Connect” logo, “Make Something Beautiful,” the “Amira Pure” label and “Amira” across certain other product categories. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted. Further, we have obtained copyright protection for certain of our intellectual property, which include our “Amira” label and logo, under the Indian Copyright Act, 1957. While registration is not a prerequisite for acquiring or enforcing copyrights, registration creates a presumption favoring the ownership of the registered owner. Copyright registration in India gives copyright protection in 165 other countries which are signatories to the Berne Convention.

In December 2013, we entered the German market through our acquisition of Amira Basmati Rice Gmbh EUR, which sells its products under the Amira, Atry, Sadry, Sativa, Scheherazade and Sultan brand names into leading retailers such as Edeka, Metro and Rewe in Germany and in neighboring European countries. We further built upon that acquisition in March 2017, when our German entity acquired a portfolio of packaged specialty rice brands from Euro Basmati GmbH. The brands, which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari are sold primarily in the ethnic channel in the key markets of Hamburg and Berlin.

We have also registered, or are in the process of registering, trade names and trademarks internationally in various countries where our products are sold, including in the U.S.

Employees

As of March 31, 2017 and 2016, we had 236 and 371 full-time employees, respectively. As of March 31, 2017, we had 50 full time employees working in our finance, accounting & legal department, 70 working in sales, marketing & distribution, 57 working in HR, IT & administration, and 59 working in operations and processing facility. We have entered into employment agreements with all of our fulltime employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

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

The CTA case is currently pending. We do not believe that the Company will suffer any financial loss as a consequence of this proceeding.

On February 10, 2015, a consolidated class action named the Company and certain of our current and former officers and directors as defendants alleging violations of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act. The Court dismissed the action in its entirety on July 18, 2016. In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against a short-selling firm, related entities and individuals as a result of their dissemination of material false, misleading and defamatory information about the Company. We sought damages and injunctive relief for defamation and a permanent injunction. On April 6, 2017 we accepted a settlement agreement with the defendants and dismissed the action. The financial terms of the settlement are subject to confidentiality requirements and as such, have not been disclosed.

Unlike in the United States, in India, private citizens are permitted to initiate criminal complaints against companies and individuals. For instance, Amira India and its executives have been named in certain civil and criminal complaints filed by its suppliers and vendors from time to time. We do not believe that these proceedings would have a material adverse effect on our financial condition, if determined adversely.

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

Principal Operating Facilities

As of March 31, 2017, our material properties consist of one office and one processing facility in India, seven international offices (one each in Dubai, Germany, Malaysia, Singapore, the United Kingdom and two offices in the United States), 15 distribution centers in India, 9 warehouse facilities in India, as well as additional warehousing facilities in in Dubai, Germany and the United States. We own our processing facility and lease our other properties.

Our current processing facility is located on nearly 20 acres in Gurgaon, Haryana, India, which is near New Delhi. We presently have a total installed hourly milling capacity of 24 metric tons of paddy per hour across a covered area of approximately 310,000 square feet. We also own 48.2 acres of land in Karnal, Haryana, India on which we intend to build a new processing facility should we be successful in locating financing. When completed, we expect our facilities to have total installed hourly milling capacity of approximately 60 metric tons of paddy per hour.

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

Overview

We are a leading global manufacturer, marketer and distributor of branded packaged specialty rice and other related food products, with sales across five continents around the world. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. We sell our products under our flagship Amira brand, as well as under other Company owned brands and third party brands. We have expanded our product offerings in recent years to include other value-add categories such as edible oils and organics. We also sell other products such as wheat, barley, legumes and other produce to large institutional customers. Our fourth generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a global leadership position in the high growth Basmati rice sector. Under our current leadership, we significantly expanded our footprint in India and internationally. We completed an initial public offering (“IPO”) in October 2012 and our shares are listed on the New York Stock Exchange with the stock symbol ANFI.

We primarily operate in the global packaged rice market and we have focused our efforts on premium, packaged, specialty rice, with a concentration in Basmati rice, a long-grain aromatic rice with favorable health attributes that can be grown only in the geographically indicated region of the Indian sub-continent. The global rice market is a large, staple market with stable growth, while specialty rice and specifically Basmati rice benefits from premium pricing and increasing consumption patterns. The global rice market represented approximately $275 billion in value based on benchmark rice export prices for the international rice trade, according to statistics from Horizon Research in 2012. The Indian rice industry was valued at approximately $50 billion in wholesale prices in 2013 according to the CRISIL equity research report on the indian rice industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 30% was sold in India and approximately 70% was sold internationally. In recent years, the Basmati rice segment has benefited from increased consumption trends both in India and internationally. According to information provided by APEDA Agri-exchange, WASDE and Jefferies LLC research estimates from September 2016, domestic consumption of Indian Basmati rice has increased at a 10% CAGR over the past 10 years, while international sales volumes of Indian Basmati rice have increased at a 13% CAGR over the same time period.

We sell our products globally in both emerging and developed markets through a broad distribution network. Our Amira branded products are currently sold by retailers such as Bharti Retail, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrisons, Publix, Reliance Retail Limited, REWE, Safeway Albertsons, Spencer’s Retail, Star Bazaar, Tesco, Waitrose, Walmart, Wegman’s and Whole Foods. In emerging markets, our products are sold by global retailers and regional supermarkets (the “modern trade”), as well as a network of small, privately-owned independent stores (the “general trade” or “traditional retail”). We maintain a strong distribution platform into the restaurant channel and have long standing network of distributors, third party branded partners and institutional customers who sell our products throughout the world. Our third party branded business is often conducted under contracts with our customers, which enable us to have a high degree of visibility on our sales, volumes, margins and profitability.

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2017, 2016 and 2015, we derived 75.2%, 66.0% and 66.6% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing and strong demand. According to CRISIL, total sales of Indian Basmati rice were approximately $6.9 billion in 2014, of which approximately 70% was sold internationally and 30% was sold in India. While we expect growth to remain strong over time, we cannot guarantee that such growth materialize every year, furthermore any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2017, 2016 and 2015, our revenue from international sales was $276.6 million, $317.6 million and $413.3 million, respectively, and accounted for 50.1%, 56.4% and 59.0% respectively, of our revenue in these periods. We sold our products to customers across five continents and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2017	FY 2016	FY 2015
	(Amount in $ million)
EMEA	242.8	299.2	403.2
Asia Pacific (excluding India)	6.1	5.9	0.8
North America	27.7	12.5	9.3
Total	276.6	317.6	413.3

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

Increasing sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008. In fiscal 2017, Amira branded products sales amounted to $245.6 million. Our Amira branded products are sold by retailers in India such as Bharti’s Easyday, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail and Star Bazaar (Tesco in India), Walmart, and by global retailers including both emerging and developed markets such as Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrison’s, Publix, REWE, Safeway Albertsons, Tesco (UK), Waitrose and through the foodservice channel.

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

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between the time of purchase of raw material - Basmati paddy and the final sale of packaged Basmati rice. Our combined holding period of processed Basmati rice and paddy is as much as 12 months or more. Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2017, 2016 and 2015, we had $ 224.4 million, $209.4 million and $211.0 million of total indebtedness, respectively, of which more than 98% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

Capacity expansion

As part of our growth strategy, we intend to significantly expand our rice processing capacities. We plan to expand our milling and sorting capacity from 24 metric tons per hour as of March 31, 2017 with the addition of a new milling plant located in Karnal, Haryana, India, which we expect will provide additional milling and sorting capacity of 48 metric tons per hour. Upon the completion of this new facility, we also plan to close down the oldest two of the three milling plants at our existing facility in Gurgaon, each of which has a milling and sorting capacity of 6 metric tons per hour, which will result in our total milling and sorting capacity reaching approximately 60 metric tons per hour. Our future expansion plans are expected to require additional capital expenditures. We expect that the increased processing capacity will improve our operational efficiencies and yield and will drive margin expansion.

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2017, 2016 and 2015 were 82.8%, 80.7% and 79.4%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

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

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are primarily denominated in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2017, 2016 and 2015, our revenue from international sales was 50.1%, 56.4% and 59.0%, respectively, of our revenue. As of March 31, 2017, foreign currency receivables were $23.7 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We have historically entered into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. There were no Forward foreign currency exchange contracts outstanding as of March 31, 2017 and there were $16.5 million and $133.8 million Forward foreign currency exchange contracts outstanding as of March 31 2016 and 2015 respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee depreciated significantly against the U.S. dollar during fiscal 2017, and this nature of depreciation in the future, may impact our results of operations in future periods.

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

•	Our results of operations for the fiscal years ended March 31, 2017, 2016 and 2015, respectively, were as follows:

	(Amounts in USD)
	Fiscal years ended
	March 31, 2017	March 31, 2016	March 31, 2015
Revenue	$551,830,966	$563,451,016	$700,044,891
Other income	48,833	956,336	186,404
Cost of materials	(492,189,652)	(432,030,831)	(619,100,865)
Change in inventory of finished goods	35,517,661	(22,509,438)	63,181,906
Employee benefit expenses	(8,753,175)	(12,884,266)	(11,831,777)
Depreciation and amortization	(1,778,968)	(2,061,698)	(2,396,874)
Freight, forwarding and handling expenses	(3,139,061)	(9,082,563)	(16,508,963)
Other expenses	(14,905,710)	(23,275,173)	(24,609,109)
	$66,630,894	$62,563,383	$88,965,613
Finance costs	(29,272,826)	(27,063,456)	(34,988,422)
Finance income	263,231	1,187,095	2,256,120
Other gains and (losses)	(1,512,928)	1,123,900	5,534,369
Profit before tax	$36,108,371	$37,810,922	$61,767,680
Income tax expense	(4,596,968)	(4,897,325)	(8,603,974)

Profit after tax for the year	$31,511,403	$32,913,597	$53,163,706
Profit after tax for the year attributable to:
Shareholders of the Company	25,087,388	25,792,843	42,125,065
Non-controlling interest	6,424,015	7,120,754	11,038,641

Earnings per share
Basic earnings per share	$0.84	0.90	$1.47
Diluted earnings per share	$0.84	0.90	$1.46

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. The dilutive impact of total share options 1,465,183 granted to Mr. Karan A. Chanana in the years ended March 31, 2017, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2016) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2017 and 2016

Our results of operations for fiscal 2017 and 2016, respectively, were as follows:

Revenue

Revenue for fiscal 2017 was $551.8 million, a decrease of $11.6 million or 2.1% compared to $563.4 million in fiscal 2016. The revenue decline was primarily driven by decreased volumes in the Company’s international emerging markets business that management team believes to be short term in nature, as well as macro effects on the business that include the impact of currency translation on the Company’s India sales and lower prices globally for Basmati rice sales.

 Revenue for our Amira branded and third party branded products was $505.8 million in fiscal 2017, compared to $507.8 million for the same period in fiscal 2016. Our Amira branded sales were $245.6 million and accounted for 44.5% of total sales, compared to $247.2 million or 43.9% of total sales in in 2016. Third party branded sales were $260.2 million in fiscal 2017 compared to $260.6 million in fiscal 2016. Sales to the Company’s institutional customers were $46.0 million during fiscal 2017 compared to $55.6 million in fiscal 2016.

Revenue in India was $275.2 million in fiscal 2017, a increase of $29.3 million or 11.9% compared to $245.9 million in fiscal 2016. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar in fiscal 2017. Our sales in India, increased by approximately 14.8%, when measured in Indian rupees in fiscal 2017. Our sales in India were also impacted by lower prices for Basmati rice, offset by higher volumes of Basmati rice.

Revenue from international sales decreased by $40.9 million, or 12.9%, to $276.6 million in fiscal 2017 from $317.5 million in fiscal 2016, primarily due to lower sales volumes to our institutional customers, as well as lower pricing for Basmati rice sold internationally which was offset in part by higher volumes of Basmati rice.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2017		FY 2016
	Amount in $ million	%	Amount in $ million	%
India	275,183,618	50.1%	245.9	43.6%
EMEA	242,773,808	44.0%	299.2	53.1%
Asia Pacific (excluding India)	6,137,993	1.1%	5.8	1.1%
North America	27,735,547	5.0%	12.5	2.2%
Total	551,830,966	100.0%	563.4	100.0%

Other income

Other income decreased to $48,833 in the year ended March 31, 2017 compared to $956,336 in the year ended March 31, 2016.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $456.7 million or 82.8% of revenue in fiscal 2017, compared to $454.5 million or 80.7% of revenue in fiscal 2016, primarily reflecting the lower input costs which were off-set by the declines in revenue.

Employee benefit expenses

Employee benefits expenses decreased by $4.1 million to $8.8 million in fiscal 2017 from $12.9 million in fiscal 2016, primarily due to a reduction in the number of employees versus the prior year, as well as a decrease in the non-cash share based compensation incurred during the year ended March 31, 2017. As a percentage of revenue, employee benefit expenses were 1.6% and 2.3% in fiscal 2017 and 2016, respectively.

Depreciation and amortization

Depreciation and amortization expense decreased by $0.3 million to $1.8 million in fiscal 2017 as compared to $2.1 million in fiscal 2016. As a percentage of revenue, depreciation and amortization costs were 0.3% and 0.4% in fiscal 2017 and 2016, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $3.1 million or 0.6% of sales in fiscal 2017 compared to $9.1 million or 1.6% of sales in fiscal 2016. Freight, forwarding and handling expenses declined primarily due to the decrease in international sales, lower fuel cost and a greater percentage of sales which were conducted on FOB basis.

Other expenses

Other expenses decreased by $8.4 million, or 36.0%, to $14.9 million in fiscal 2017 from $23.3 million in fiscal 2016. As a percent of revenue, other expenses decreased to 2.7% in fiscal 2017 from 4.1% in fiscal 2016. The decrease was primarily due to a reduction in legal and professional expenses, and reduction in travel, power and advertisement.

Finance costs

Finance costs were $29.3 million in fiscal 2017 compared to $27.1 million in fiscal 2016. The increase of $2.2 million is in line with increase in our debt from $209.4 million in fiscal 2016 to $224.4 million in fiscal 2017.

Finance income

Finance income was $0.3 million in fiscal 2017 compared to $1.2 million in fiscal 2016 driven by a lower balance of cash and other marketable securities.

Other gains and (losses)

Other gains and losses was a loss of $1.5 million in fiscal 2017 compared to a gain of $1.1 million in fiscal 2016 primarily due to the impact of a stronger dollar relative to rupee.

Profit before tax

Profit before tax decreased by $1.7 million, or 4.5%, to $36.1 million in fiscal 2017 from $37.8 million in fiscal 2016. This decrease was primarily due to a decrease in revenue and increase in cost of material margins. Additionally, the company had elevated spending on legal and professional expenses driven by certain litigations. Profit before tax as a percentage of revenue was 6.5% and 6.7% in fiscal 2017 and fiscal 2016.

Income tax expense

Corporate tax expense was $4.6 million and our effective tax rate was 12.7% in fiscal 2017. This is similar to our situation as compared to fiscal 2016 corporate tax expense was of $4.9 million and effective tax rate of 13.0%. We recognized our income tax liability of $15.8 million and deferred tax liability of $4.5 million as of March 31, 2017. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax decreased by $1.4 million, or 4.3%, to $31.5 million in fiscal 2017 from $32.9 million in fiscal 2016, due to lower profits before tax. Profit after tax as a percentage of revenue was to 5.7% in fiscal 2017 compared to 5.8% in fiscal 2016.

Comparison of the Fiscal Years ended March 31, 2016 and 2015

Our results of operations for fiscal 2016 and 2015, respectively, were as follows:

Revenue

Revenue for fiscal 2016 was $563.4 million, a decrease of $136.6 million or 19.5% compared to $700.0 million in fiscal 2015. The revenue decline was primarily driven by decreased volumes in the Company’s India and international emerging markets business that the management team believes to be short term in nature, as well as macro effects on the business that include the impact of currency translation on the Company’s India sales and lower prices globally for Basmati rice sales.

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

Other expenses

Other expenses decreased by $1.3 million, or 4.1%, to $23.3 million in fiscal 2016 from $24.6 million in fiscal 2015. As a percent of revenue, other expenses increased to 4.1% in fiscal 2016 from 3.5% in fiscal 2015. The decrease was primarily due to significant decrease in travel, power and fuel expenses. This was partly offset by increase in legal and professional expenses (largely driven by one-time charges for legal costs associated with Amira’s defense against a class action lawsuit and other related litigation expenses) .

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

	FY 2017		FY 2016
	Six months ended		Six months ended
	March 31, 2017*	September 30, 2016	March 31, 2016*	September 30, 2015
	(Unaudited, Amount in $)
Revenue	340,906,282	210,924,684	331,716,132	231,734,884
Other income	29,151	19,682	849,635	106,701
Cost of material	(309,210,852)	(182,978,800)	(288,751,179)	(143,279,652)
Change in inventory of finished goods	22,743,524	12,774,137	16,316,213	(38,825,651)
Employee benefit expenses	(4,191,503)	(4,561,672)	(5,993,766)	(6,890,500)
Depreciation and amortization	(842,697)	(936,271)	(1,001,704)	(1,059,994)
Freight, forwarding and handling expenses	(1,742,222)	(1,396,839)	(4,078,526)	(5,004,037)
Other expenses	(6,510,283)	(8,395,427)	(11,516,806)	(11,758,367)
	41,181,400	25,449,494	37,539,999	25,023,384
Finance costs	(15,275,389)	(13,997,437)	(11,824,403)	(15,239,053)
Finance income	115,624	147,607	250,858	936,237
Other gains and (losses)	(381,974)	(1,130,954)	967,022	156,879
Profit before tax	25,639,661	10,468,710	26,933,475	10,877,447
Income tax expense	(4,162,644)	(434,324)	(3,193,954)	(1,703,371)
Profit after tax	21,477,017	10,034,386	23,739,521	9,174,076

*The figures of the last half year of the fiscal year are arrived at as the balancing figures between the annual audited figures in respect of the full fiscal year and the published year-to-date unaudited figures up to the September 30, of the relevant fiscal year.

Liquidity and Capital Resources

As of March 31, 2017, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $177.8 million;

•	other facilities, aggregating $27.5 million;

•	related party debt, aggregating $17.9 million;

•	term loan facilities (including current portion of long-term debt amounting to $1.18 million), aggregating $1.19 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.04 million), aggregating $0.1 million; and

•	trade payables, aggregating $13.0 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of March 31, 2017, the Group had the following undrawn financing facilities which remained available for drawdown under existing financing arrangements:

March 31, 2017
(Amount in $)
Working capital – fund based	815,043
Total	815,043

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2017	2016	2015
Secured revolving credit facilities	Floating Rates of Interest	14.5%	14.0%	13.2%
Other facilities	Floating Rates of Interest	9.7%	9.9%	11.0%
Related party debt – Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%	11.6%
Related party debt – Others	Fixed Rate of Interest	9.4%	9.4%	-
Term loans	Floating Rate of Interest	13.0%	12.5%	12.5%
Vehicle loan	Fixed Rate of Interest	7.0%	11.4%	10.8%
Trade payables	Fixed Rate of Interest	21.0%	21.0%	21.0%

The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of aartiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 11* banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank. (*State Bank of India and State Bank of Hyderabad (two of the banks comprising of the consortium) merged during the year)

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”). Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have guaranteed the repayment of the secured revolving credit facilities, up to a sum of 238.0 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”), who are obligated under the terms of the personal guarantees to make such payment. Ms. Anita Daing was a director of Amira India until May 23, 2016.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of ICICI Bank for amounts not exceeding $1.2 million guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana and Ms. Anita Daing, in accordance with its Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s and Ms. Anita Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2017), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

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

In fiscal 2017, 2016 and 2015, we spent $0.1 million, $0.6 million and $2.4 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2017, our primary sources of liquidity, aside from our secured revolving credit facilities, were $16.8 million of cash and cash equivalents.

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $209.7 million as of March 31, 2017.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $47.3 million as of March 31, 2017.

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

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2017	2016	2015
	(Amount in $ million)
Net cash generated from/(used in) operating activities	5.8	(6.5)	7.4
Net cash generated from/(used in) investing activities	3.3	1.8	(0.5)
Net cash generated from/(used in) financing activities	(18.6)	(21.8)	3.8
Effect of change in exchange rate on cash and equivalents	8.9	(2.8)	(1.6)
Net increase/(decrease) in cash and cash equivalents	(0.6)	(29.3)	9.1
Cash and cash equivalents at the beginning of the year	17.4	46.7	37.6
Cash and cash equivalents at the end of the year	16.8	17.4	46.7

Net cash generated from/ (used in) operating activities

In fiscal 2017, net cash generated from operating activities was $5.8 million in comparison to net cash used of $6.5 million in fiscal 2016.

In fiscal 2016, net cash used in operating activities was $6.5 million in comparison to cash generated of $7.4 million in fiscal 2015.

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

Net cash used in investing activities

In fiscal 2017, cash generated from investing activities was $3.3 million compared to cash generated of $1.8 million in fiscal 2016 which was primarily due to interest income slightly offset by capital expenditure.

In fiscal 2016, cash generated from investing activities was $1.8 million compared to cash used of $0.5 million in fiscal 2015 which was primarily due to interest income slightly offset by capital expenditure.

Net cash generated from financing activities

In fiscal 2017, cash used in financing activities was $18.6 million which was primarily due to the net proceeds of $9.4 million from the incurrence of short-term debt. We repaid long-term debt of $0.5 million and interest of $27.5 million during the fiscal 2017.

In fiscal 2016, cash used in financing activities was $21.8 million which was primarily due to the net proceeds of $10.3 million from the incurrence of short-term debt. We repaid long-term debt of $0.9 million and interest of $31.3 million during the fiscal 2016.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	1,215,885	1,215,885	-	-	-
Non-Current portion of Long Term Debt	53,496	-	53,496	-	-
Interest liability	126,139	123,645	2,493	-	-
Total Long-Term Debt Obligations (A)	1,395,520	1,339,531	55,989	-	-
Operating Lease Obligations (B)	321,447	321,447	-	-	-
Short-Term Debt Obligations:
Current Debt	224,391,280	224,391,280	-	-	-
Less: Current portion of Long-Term Debt	(1,215,885)	(1,215,885)	-	-	-
Trade Payables	13,004,865	13,004,865	-	-	-
Other Financial Liabilities	12,259,830	12,259,830	-	-	-
Total Short-Term Debt Obligations (C)	248,440,090	248,440,090	-	-	-

Total Contractual Obligations (A)+(B)+(C)	250,157,057	250,101,068	55,989	-	-

Capital commitments

Capital commitments net of advances amounted to $8.53 million, $8.36 million and $9.08 million as of March 31, 2017, 2016 and 2015 respectively.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2017, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

Critical Accounting Policies and Estimates

Information relating to “Critical Accounting Policies and Estimates” are described in detail under the heading “Item 18. Financial Statements – Note 6”.

New standards/amendments relevant for the Group adopted from April 1, 2016 and new standards/amendments issued but not yet effective relevant for the Group

Information relating to “New standards/amendments relevant for the Group adopted from April 1, 2016” and “New standards/amendments issued but not yet effective relevant for the Group” are described in detail under the heading “Item 18. Financial Statements – Note 4 and 5”.

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

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for fiscal 2017, fiscal 2016 and fiscal 2015, respectively, other one-time legal & professional charges for fiscal 2017 and fiscal 2016 and onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for fiscal 2017, fiscal 2016 and fiscal 2015, respectively, onetime expenses related to proposed Senior Secured Second Lien Notes offering for fiscal 2015 and other one-time legal and professional charges for fiscal 2016 and 2017;

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

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2017	2016	2015
	(Amount in $)
Profit after tax (PAT)	31,511,403	32,913,597	53,163,706
Add: Income tax expense	4,596,968	4,897,325	8,603,974
Add: Finance costs (net of finance income)	29,009,595	25,876,361	32,732,302
Add: Depreciation and amortization	1,778,968	2,061,698	2,396,874
EBITDA	66,896,934	65,748,981	96,896,856
Add: Non-cash expenses for share-based compensation	1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	1,256,995
Add: One-time legal & professional charges	2,295,995	5,461,146	-
Adjusted EBITDA	70,505,179	74,733,539	99,872,888

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2017	2016	2015
	(Amount in $)
Profit after tax (PAT)	31,511,403	32,913,597	53,163,706
Add: Non-cash expenses for share-based compensation	1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	1,256,995
Add: One-time legal & professional charges	2,295,995	5,461,146	-
Adjusted profit after tax	35,119,648	41,898,155	56,139,738

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2017	2016	2015
		(Amount in $)

Profit after tax (PAT)		31,511,403	32,913,597	53,163,706
Profit attributable to Shareholders of the company	(A)	25,087,388	25,792,843	42,125,065
Weighted average number of shares (for Basic earnings per share)	(B)	29,822,470	28,805,738	28,723,273
Weighted average number of shares (for diluted earnings per share)	(C)	29,822,470	28,805,738	28,927,135
Basic earnings per share as per IFRS	(A) ÷ (B)	0.84	0.90	1.47
Diluted earnings per share as per IFRS	(A) ÷ (C)	0.84	0.90	1.46

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	36,827,904	35,811,172	35,932,569

Profit after tax (PAT)		31,511,403	32,913,597	53,163,706
Add: Non-cash expenses for share-based compensation		1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	-	1,256,995
Add: One-time legal & professional charges		2,295,995	5,461,146	-
Adjusted profit after tax	(F)	35,119,648	41,898,155	56,139,738

Adjusted earnings per share	(F) ÷ (E)	0.95	1.17	1.56

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

		Fiscal year ended March 31,
	2017	2016	2015
	(Amount in $)
Current assets:
Inventories	273,063,839	239,048,161	262,887,805
Trade receivables	209,673,239	189,702,525	130,398,610
Derivative financial assets	-	439,488	638,467
Other financial assets	5,467,164	5,577,017	9,956,265
Prepayments	47,272,153	22,572,280	19,610,778
Other current assets	664,553	1,282,267	865,458
Cash and cash equivalents	16,831,655	17,412,501	46,660,922
Total current assets	552,972,603	476,034,239	471,018,305

Current liabilities:
Trade payables	13,004,865	14,513,988	34,336,831
Debt	224,391,280	208,924,196	209,578,866
Current tax liabilities (net)	15,799,116	15,716,854	14,364,651
Derivative financial liabilities	-	453	280,560
Other financial liabilities	12,259,830	6,856,677	6,977,989
Other current liabilities	1,101,744	1,197,855	2,194,082
Total current liabilities	266,556,835	247,210,023	267,732,979

Working Capital (Total current assets minus Total current liabilities)	286,415,768	228,824,216	203,285,326
Less: Cash and cash equivalents	16,831,655	17,412,501	46,660,922
Add: Current debt	224,391,280	208,924,196	209,578,866
Adjusted net working capital	493,975,393	420,335,911	366,203,270

5.	Reconciliation of total current and non-current debt to net debt:

		Fiscal year ended March 31,
	2017	2016	2015
	(Amount in $)
Current debt	224,391,280	208,924,196	209,578,866
Non-current debt	48,743	518,056	1,465,707
Total current and non-current debt as per IFRS	224,440,023	209,442,252	211,044,573
Less: Cash and cash equivalents	16,831,655	17,412,501	46,660,922
Net debt	207,608,368	192,029,751	164,383,651

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth as of March 31, 2017, information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	44	Chairman of the Board of Directors and Chief Executive Officer
Bruce C. Wacha	45	Chief Financial Officer and Executive Director
Neal Cravens(1)(2)(3)	64	Independent Director
Shiv Surinder Kumar(1)(2)(3)	53	Independent Director
Harash Pal Sethi(1)(2)(3)	67	Independent Director
Rajesh Arora	52	Senior Executive Director of Finance of Amira India
Tobias Strerath	36	Chief Executive Officer of Amira Basmati Rice GmbH EUR
Alireza Yazdi	49	Vice President of Amira I Grand Foods Inc., USA

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee

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

Mr. Shiv Surinder Kumar has been a member of our Board of Directors since June 2013. He brings with him over 20 years of experience in the areas of asset management, merchant banking, capital markets and wealth management across Asia, Europe and the Middle East. Mr. Kumar has been the Founder/Director of Bridge Capital and has been a Director of that firm since 2006. Bridge Capital provides a broad range of corporate finance services covering the infrastructure and the warehousing sectors. From 2000 to 2006, Mr. Kumar was the Director of Genesis International, Dubai, UAE, where he worked on a number of strategic investment projects including airport privatization in India, private placements in mid-cap Indian companies and discretionary portfolio management. From 1997 to 2000, Mr. Kumar was a financial consultant with Merrill Lynch International, where he managed private banking with a focus on structured products related to wealth management of high net worth individuals and family offices. From 1993 to 1997 Mr. Kumar worked as Vice President for Hinduja Finance Ltd, India where, arranged investment banking transactions and invested on a proprietary basis in venture capital transactions. From 1991 to 1993, Mr. Kumar was Vice President of Prime Securities Limited, India where he traded equities, structured government securities / units for Indian corporates and managed their portfolios. From 1988 to 1991, Mr. Kumar was Assistant Vice President of Bank of America NT& SA, where he was part of an investment banking team that generated a substantial portion of that bank’s profits in India during that period. Mr. Kumar received a Bachelor of Commerce degree from HR College of Commerce (Bombay University, India) and an MBA from International Management Institute, New Delhi, India.

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

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $240,000 as cash compensation for services of three independent directors to the Board of Directors and its committees for the fiscal year 2017. Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Shiv Surinder Kumar each received cash compensation of $80,000 for fiscal year ended March 31, 2017, for their services as directors. Additionally, Mr. Neal Cravens and Mr. Shiv Surinder Kumar are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service in October every year, as a director. Accordingly,

•	We have created a provision equal to pro-rated share compensation (until March 2017) for Mr. Kumar and Mr. Cravens for the shares they will receive in October 2017 (fiscal year 2018) amounting to $50,328.
•	In fiscal 2017, Mr. Harash Pal Sethi received ordinary shares having a value of $120,000 for increased responsibilities as the Chairman of the Audit Committee, he was awarded a grant of 18,265 ordinary shares.
•	We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

Executive Officer Compensation

During fiscal 2017, none of our senior executives with the exception of Mr. Karan A. Chanana and Mr. Bruce C Wacha, received more than $365,000 in cash compensation.

We granted to Mr. Chanana, 375,899 share options for the fiscal year ended March 31, 2017. As a result, $853,776 in charges for share options granted were charged to the consolidated statement of profit or loss for the fiscal year ended March 31, 2017.

Compensation for our CEO and CFO	Karan A. Chanana	Bruce C. Wacha
	(Amount in $)
Annual Salary	540,000	425,000
Cash Bonus	351,000
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)	853,776	51,002	*
Other Compensation	120,000	-
Total	1,864,776	476,002

* Represents the share awards and share options vested in fiscal 2017 (granted on July 7, 2015) as per the compensation agreement with the company.

During the year, the Compensation Committee of the Company has approved:

•	Share options (fair value of $853,776 as on the grant date) have been granted as on July 15, 2016, after the end of fiscal 2016; hence it was a non-adjusting event for the year ended March 31, 2016. Since these share options vested immediately as on the grant date of July 15, 2016, accordingly, a corresponding expense of $853,776 has been charged to Profit or loss for the year ended on March 31, 2017.

•	The grant of 10,027 ordinary equity shares to Mr. Wacha to be vested in three equal annual instalments starting from July 15, 2017. Accordingly, the Company has recorded a corresponding pro-rated expense of $18,323 for the period starting from July 15, 2016 to March 31, 2017 and charged to profit or loss for the year ended on March 31, 2017, on account of share awards to be vested on July 15, 2017.

•	The grant of options to purchase 56,061 of the Company’s ordinary shares to Mr. Wacha for an exercise price per share equal to $7.48. These share options (fair value of $162,500 as on the grant date) were granted on July 15, 2016 and were to be vested in three equal annual instalments starting from July 15, 2017. Accordingly, the Company has recorded a corresponding pro-rated expense of $39,700 for the period starting from July 15, 2016 to March 31, 2017 and charged to profit or loss for the year ended on March 31, 2017, on account of share options to be vested on July 15, 2017.

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

For the fiscal year ended March 2017, Mr. Chanana was paid an annual base salary of $540,000. Under the terms of his agreement Mr. Chanana was also reimbursed for all business and travel expenses, annual living expenses of $120,000 and a discretionary annual target bonus of $351,000 based on the achievement of certain performance objectives. Additionally, on October 15, 2012, upon the closing of our IPO, Mr. Chanana was granted an option pursuant to our contemplated 2012 Omnibus Incentive Plan to purchase such number of ordinary shares of ANFI equal to one percent (1%) of ANFI’s fully diluted outstanding ordinary shares on October 15, 2012, with an exercise price equal to the per share offering price. The options had a vesting period of 48 equal and consecutive monthly installments commencing on the first month anniversary date of grant. This vesting period was amended by the Board on December 9, 2013 which made the options immediately exercisable. Consequently, the total cost of these share options has been charged to the consolidated statements of profit or loss for the fiscal year ended March 31, 2014.

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

Termination without Cause or for Good Reason not in Connection with a Change in Control. If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquirer or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 1,465,183 ordinary shares granted under the terms of his employment agreement and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•	continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

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

Retirement Benefits

During fiscal 2017, we accrued $95,295 for post-employment benefits through defined contribution and defined benefit plans for our employees (including executive officers).

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

Refer “Item 18. Financial Statements – Note 18”, for issuances and grants as of March 31, 2017, under the 2012 Omnibus Securities and Incentive Plan.

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

As of March 31, 2017, 2016 and 2015, we had 236, 371 and 445 full-time employees, respectively. As of March 31, 2017, we had 50 employees working in our finance, accounting & legal department, 70 working in sales, marketing & distribution, 57 working in HR, IT & administration, and 59 working in operations and processing facility. We have entered into employment agreements with all of our full-time employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 31, 2017, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them as on March 31, 2017. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after March 31, 2017. Percentage of beneficial ownership is based on 37,054,216 shares outstanding as of March 31, 2017, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and also includes 1,465,183 vested ordinary shares (granted and vested till March 31, 2017) underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman and Chief Executive Officer (5)	25,274,284	(1)	65.1%	(1)
Bruce C. Wacha, Chief Financial Officer (6)	20,680	(2)	*
Neal Cravens, Director (7)	23,384		*
Harash Pal Sethi, Director (8)	40,942	(3)	*
Shiv Surinder Kumar, Director (9)	35,893	(4)	*
All directors and officers as a group (FIVE persons)	25,395,183		65.1%

*Denotes less than 1%.

(1)	The amount reflected includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with our Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014, 2016 and 2017, respectively, pursuant to our 2012 Omnibus Securities and Incentive Plan (“OSI”), (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of our Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, and (vii) 27,000 shares acquired by Mr. Chanana in open market purchases in June 2013.

(2)	Does not include certain share options and share awards granted as on July 7, 2015 and July 15, 2016 which did not vest on or prior to March 31, 2017.

(3)	Does not include 18,265 share awards granted in May 2016, following the end of fiscal year 2016.

(4)	Also includes 20,000 shares beneficially owned by Mr. Shiv Surinder Kumar and held in the name of Cleveland Advisory Ltd.

(5)	Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

(6)	Mr. Bruce C. Wacha’s business address in 12 E 52 Street, 7th Floor, New York, NY 10022.

(7)	Mr. Neal Cravens’s business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(8)	Mr. Harash Pal Sethi’s business address is Alliance House, 29-30 High Holborn, London WC1V 6AZ

(9)	Mr. Shiv Surinder Kumar’s business address is 8, Marina Boulevard, # 05-02 Marina Bay, Financial Centre, Singapore 018981

B.	Related Party Transactions

Related Parties

Mr. Karan A. Chanana and his affiliates are the principal shareholders of ANFI and as of March 31, 2017, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

On September 12, 2016, our Board of Directors approved the conversion of $3,000,000 of loans (“Loans”) provided to the Company by its Chief Executive Officer and Chairman, Karan A. Chanana into 416,666 of the Company’s restricted ordinary shares (the “Ordinary Shares”). The Loans were provided to the Company from July 1, 2016 through August 24, 2016. The Loans were converted into the Ordinary Shares at the price of $7.20 per share representing the closing market price of the Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange (“NYSE”).

The Amira Group’s related parties include transactions with key management personnel (“KMP”) and enterprises over which KMP are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures. Ms. Anita Daing was a director of Amira India until May 23, 2016.

Our Related-Party Transaction Policies

We have conducted all our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Since the completion of our IPO, our related-party transactions are subject to the review and approval of the Audit Committee of our Board of Directors. The charter of our Audit Committee as adopted by our Board of Directors provides that we may not enter into any related-party transaction unless and until it has been approved by the Audit Committee. Since the IPO, we have not entered into any purchase or sale transactions with any related party except as set forth above.

Transactions during the Fiscal years ended March 31, 2017, 2016 and 2015

Information relating to “Transactions during the Fiscal years ended March 31, 2017, 2016 and 2015” have been described in detail under the heading “Item 18. Financial Statements – Note 31”.

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

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through, July 29, 2017, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
Annual (Fiscal Year):
2013	10.24	6.25
2014	25.00	6.35
2015	20.29	7.41
2016	14.56	2.51
2017	11.23	4.71
2018 (through July 28, 2017)	6.93	4.63

Quarter:

Fiscal year 2016-
First Quarter	12.56	8.56
Second Quarter	14.56	2.51
Third Quarter	11.00	4.38
Fourth Quarter	14.09	7.3

Fiscal year 2017-
First Quarter	11.23	6.38
Second Quarter	8.99	6.75
Third Quarter	8.6	5.82
Fourth Quarter	6.42	4.71

Fiscal year 2018-
First Quarter	5.54	4.5
Second Quarter (through July 28, 2017)	6.93	5.38

Month:
January 2017	6.2	5.52
February 2017	6.42	5.35
March 2017	5.51	4.71
April 2017	5.54	5.02
May 2017	5.37	4.75
June 2017	5.41	4.5
July 2017 (through July 28, 2017)	6.93	5.38

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI” since October 10, 2012.

D.	Selling shareholders

Not Applicable.

E.	Dilution Expenses of the Issue

Not Applicable.

F.	Expenses of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

On 30 June 2014, the government of the BVI signed a Model 1B Intergovernmental Agreement (“IGA”) with the United States to implement the US Foreign Account Tax Compliance Act (“FATCA”), providing for automatic provision of information in relation to tax matters. Under the Model IB IGA regime, financial institutions located in the BVI are required to report information regarding certain U.S. reportable accounts to the BVI Government, which in turn will report that information to the United States Internal Revenue Services

Indian Taxation

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and applicable to the Company for the reporting period, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our Company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of March 31, 2017. Based on criteria established by the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2017.

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

	Years ended March 31,
	2017	2016
	(Amount in $)
Audit fees:
ASA & Associates LLP	350,000	325,000
Others:
ASA & Associates LLP	-	-
Total	350,000	325,000

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2017, 2016 and 2015, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

Audit of Financial Statements.

In fiscal year 2017, ASA & Associates LLP was our principal auditor and audited fiscal year 2017 and 2016, and no audit work was performed by persons outside of this firm.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules:

•	The New York Stock Exchange Listed Company Manual requires that, subject to limited exceptions, shareholders be given the opportunity to approve equity compensation plans and material revisions to those plans. There are no BVI laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The New York Stock Exchange Listed Company Manual provides that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant##
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended##
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended##

Exhibit No.	Description
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002##
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2016 in the Annual Report on Form 20-F##
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****
15.19	Director Share Award Agreement dated May 15, 2016 between Harash Pal Sethi and Amira Nature Foods Ltd#
15.20	Share Option Agreement dated July 15, 2016 between Karan A Chanana and Amira Nature Foods Ltd#
15.21	Share Award Agreement dated October 17, 2014, between Karan A Chanana and Amira Nature Foods Ltd#
15.22	Share Award Agreement dated March 31, 2016, between Karan A Chanana and Amira Nature Foods Ltd#

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

*Incorporated by reference to the Form 6-K filed with the SEC on November 13, 2013

**Incorporated by Reference to the Form 20-F filed with the SEC on 28 July, 2014

*** Incorporated by Reference to the Form 6-K file d with the SEC on July 13, 2015

**** Incorporated by Reference to the Form 20-F file d with the SEC on January 24, 2016

# Incorporated by Reference to the Form 20-F file d with the SEC on July 28, 2016

## Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

July 29, 2017	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal Executive Officer)

July 29, 2017	By:	/s/ Bruce C. Wacha
Name: Bruce C. Wacha
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Amira Nature Foods Ltd.

British Virgin Islands

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and subsidiaries (the “Company”) as of March 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Amira Nature Foods Ltd and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

/s/ ASA & Associates LLP

ASA & Associates LLP

New Delhi, India

July 29, 2017

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

		(Amounts in USD)
	Notes	As at March 31, 2017	As at March 31, 2016
ASSETS
Non-current
Property, plant and equipment	8	$18,674,113	$19,931,857
Goodwill	9	1,386,322	1,461,139
Other intangible assets	10	1,419,363	1,598,226
Other long-term financial assets	11	152,814	3,960,684
Total non-current assets		$21,632,612	$26,951,906

Current
Inventories	12	$273,063,839	$239,048,161
Trade receivables	13	209,673,239	189,702,525
Derivative financial assets		-	439,488
Other financial assets	14	5,467,164	5,577,017
Prepayments	15	47,272,153	22,572,280
Other current assets	16	664,553	1,282,267
Cash and cash equivalents	17	16,831,655	17,412,501
Total current assets		$552,972,603	$476,034,239
Total assets		$574,605,215	$502,986,145

EQUITY AND LIABILITIES
Equity
Share capital		$11,952	$9,301
Share premium		102,788,560	85,114,755
Other reserves		(7,741,969)	(11,212,715)
Retained earnings		167,424,244	142,297,177
Equity attributable to shareholders of the Company		$262,482,787	$216,208,518
Equity attributable to non-controlling interest		40,741,634	33,513,248
Total equity		$303,224,421	$249,721,766

Liabilities
Non-current liabilities
Defined benefit obligations	24	$283,944	$334,928
Debt	22	48,743	518,056
Deferred tax liabilities (net)	23	4,491,272	5,201,372
Total non-current liabilities		$4,823,959	$6,054,356

Current liabilities
Trade payables	20	$13,004,865	$14,513,988
Debt	22	224,391,280	208,924,196
Current tax liabilities (net)		15,799,116	15,716,854
Derivative financial liabilities		-	453
Other financial liabilities	21	12,259,830	6,856,677
Other current liabilities	20	1,101,744	1,197,855
Total current liabilities		$266,556,835	$247,210,023
Total liabilities		$271,380,794	$253,264,379
Total equity and liabilities		$574,605,215	$502,986,145

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2017	March 31, 2016	March 31, 2015
Revenue		$551,830,966	$563,451,016	$700,044,891
Other income		48,833	956,336	186,404
Cost of materials		(492,189,652)	(432,030,831)	(619,100,865)
Change in inventory of finished goods		35,517,661	(22,509,438)	63,181,906
Employee benefit expenses	24, 31	(8,753,175)	(12,884,266)	(11,831,777)
Depreciation and amortization	25	(1,778,968)	(2,061,698)	(2,396,874)
Freight, forwarding and handling expenses		(3,139,061)	(9,082,563)	(16,508,963)
Other expenses	26	(14,905,710)	(23,275,173)	(24,609,109)
		$66,630,894	$62,563,383	$88,965,613
Finance costs	27	(29,272,826)	(27,063,456)	(34,988,422)
Finance income	27	263,231	1,187,095	2,256,120
Other gains and (losses)	28	(1,512,928)	1,123,900	5,534,369
Profit before tax		$36,108,371	$37,810,922	$61,767,680
Income tax expense	23	(4,596,968)	(4,897,325)	(8,603,974)

Profit after tax for the year		$31,511,403	$32,913,597	$53,163,706
Profit after tax for the year attributable to:
Shareholders of the Company		25,087,388	25,792,843	42,125,065
Non-controlling interest		6,424,015	7,120,754	11,038,641

Earnings per share
Basic earnings per share	29	$0.84	0.90	$1.47
Diluted earnings per share	29	$0.84	0.90	$1.46

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2017	March 31, 2016	March 31, 2015
Profit after tax for the year	$31,511,404	$32,913,597	$53,163,706
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain	$74,931	$69,682	$14,947
Income tax	(25,932)	(24,116)	(5,080)
	$48,999	$45,566	$9,867
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	$45,053	$8,061	$52,995
Reclassification to profit or loss	-	(14,090)	(8,705)
Income tax	(15,592)	2,183	(15,054)
	$29,461	$(3,846)	$29,236
Cash flow hedging reserve:
Current year gain/(loss)	$-	$-	$4,700,884
Reclassification to profit or loss	-	-	(5,593,589)
Income tax	-	-	303,430
	$-	$-	$(589,275)

Currency translation reserve	$4,150,164	$(8,082,087)	$(4,940,304)

Other comprehensive income/(loss) for the year, net of tax	$4,228,624	$(8,040,367)	$(5,490,476)
Total comprehensive income/(loss) for the year	$35,740,027	$24,873,230	$47,673,230

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$28,511,641	$19,325,344	$37,712,898
Non-controlling interest	$7,228,386	$5,547,886	$9,960,332

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

										(Amounts in USD)
			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non- controlling interest	Total equity
Balance as at April 1, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Issue of shares (Note 18)	9	130,032	(130,041)	—	—	—	—	—	—	—	—
Repurchased and cancelled (Note 19.2)	(4)	(38,186)	—	—	—	—	—	—	(38,190)	—	(38,190)
Share-based compensation (Note 19)	—	—	1,849,078	—	—	—	—	—	1,849,078	—	1,849,078
Profit after tax for the year	—	—	—	—	—	—	—	42,125,065	42,125,065	11,038,641	53,163,706
Other comprehensive income /(loss) for the year	—	—	—	23,493	(3,969,925)	(473,664)	—	7,929	(4,412,167)	(1,078,309)	(5,490,476)
Total comprehensive income/(loss) for the year	$—	$—	$—	$23,493	$(3,969,925)	$(473,664)	$—	$42,132,994	$37,712,898	$9,960,332	$47,673,230
Balance as at March 31, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125

Balance as at April 1, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 18)	181	2,218,159	(2,218,340)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)			3,523,411	-	-	-	-	-	3,523,411	-	3,523,411
Profit after tax for the year	-	-	-	-	-	-	-	25,792,843	25,792,843	7,120,754	32,913,597
Other comprehensive income /(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	36,653	(6,467,499)	(1,572,868)	(8,040,367)
Total comprehensive income/(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	25,829,496	19,325,344	5,547,886	24,873,230
Balance as at March 31, 2016	9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	216,208,518	33,513,248	249,721,766

Balance as at April 1, 2016	9,301	85,114,755	5,887,470	(9,728)	(26,489,384)	-	9,398,927	142,297,177	216,208,518	33,513,248	249,721,766
Issue of shares (Note 18)	2,651	17,673,805	(17,676,456)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	17,762,628	-	-	-	-	-	17,762,628	-	17,762,628
Profit after tax for the year	-	-	-	-	-	-	-	25,087,388	25,087,388	6,424,015	31,511,403
Other comprehensive income /(loss) for the year	-	-	-	23,857	3,360,717	-	-	39,679	3,424,253	804,371	4,228,624
Total comprehensive income/(loss) for the year	-	-	-	23,857	3,360,717	-	-	25,127,067	28,511,641	7,228,386	35,740,027
Balance as at March 31, 2017	11,952	102,788,560	5,973,642	14,129	(23,128,667)	-	9,398,927	167,424,244	262,482,787	40,741,634	303,224,421

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2017	March 31, 2016	March 31, 2015

(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year		$36,108,371	$37,810,922	$61,767,680
Adjustments for non-cash items	32	14,960,995	4,198,599	5,604,779
Adjustments for non-operating incomes and expenses	32	29,011,112	25,859,298	32,722,705
Changes in operating assets and liabilities	32	(68,644,523)	(70,904,940)	(89,566,490)
		$11,435,955	$(3,036,121)	$10,528,674
Income taxes paid		(5,648,895)	(3,435,386)	(3,150,849)
Net cash generated from/(used in) operating activities		$5,787,060	$(6,471,507)	$7,377,825

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(71,885)	$(568,346)	$(2,374,971)
Purchase of intangible assets		-	-	-
Advance for property, plant and equipment		-	-	(33,408)
Proceeds from sale of property, plant and equipment		2,262	31,759	1,732
Net cash outflow on acquisition of subsidiaries		-	-	-
Proceeds from term deposits		17,230,029	16,572,440	30,785,529
Investments in term deposits		(14,189,981)	(15,534,982)	(31,275,048)
Purchase of short term investments		-	(38,245)	(202,980)
Proceeds from the sale of short term investments		-	228,260	180,905
Interest received		381,144	1,156,596	2,416,729
Net cash used in investing activities		$3,351,569	$1,847,482	$(501,512)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$-
Repurchase of shares from ex-director	32	-	-	(38,190)
Net proceeds from short term debt		9,384,793	10,293,533	35,401,875
Proceeds from long term debt		-	19,123	18,040
Repayment of long term debt		(463,035)	(896,896)	(1,205,893)
Interest paid		(27,520,656)	(31,260,950)	(30,374,796)
Net cash generated from financing activities		$(18,598,898)	$(21,845,190)	$3,801,036
(D)Effect of change in exchange rate on cash and cash equivalents		8,879,423	(2,779,206)	(1,622,525)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$(580,846)	$(29,248,421)	$9,054,824
Cash and cash equivalents at the beginning of the year		17,412,501	46,660,922	37,606,098
Cash and cash equivalents at the end of the year		$16,831,655	$17,412,501	$46,660,922

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

Amira Nature Foods Ltd (’‘ANFI” or ’‘the Company’’) and its subsidiaries (hereinafter together referred to as ’‘Amira’’ or ’‘the Group’’) are engaged primarily in the business of processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products. The Group sells these products to international buyers (located in Asia Pacific, Europe, Middle East, North Africa and North America), distributors and retail chains in India. The Group has currently one rice processing plant which is located in Gurgaon, India.

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

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

4.	New standards/amendments relevant for the Group adopted from April 1, 2016

On April 1, 2016 the Group adopted new accounting policies where necessary to comply with amendments to IFRS.

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

In December 2014, IASB issued an amendment to IAS 1 to address perceived impediments to preparers exercising their judgment in presenting their financial reports by making the following changes:

•	Clarification that information should not be obscured by aggregating or by providing immaterial information, and that materiality considerations apply to the all parts of the financial statements, and even when a standard requires a specific disclosure, materiality considerations do apply;

•	Clarification that the list of line items to be presented in these statements can be disaggregated and aggregated as relevant and additional guidance on subtotals in these statements and clarification that an entity’s share of other comprehensive income of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss; and
•	Additional examples of possible ways of ordering the notes to clarify that understandability and comparability should be considered when determining the order of the notes and to demonstrate that the notes need not be presented in the order so far listed in paragraph 114 of IAS 1.

This amendment is effective for annual periods beginning on or after January 1, 2016.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	Amendment to IAS 16 – Property, Plant and Equipment and IAS 38 – Intangible Assets

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

5.	New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2017 and therefore have not been applied in preparing these consolidated financial statements.

•	IFRS 9 Financial Instruments:

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard reduces the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. We are in the process of determining the method of adoption and assessing the impact of IFRS 9 on our consolidated results of operations, cash flows, financial position and disclosures.

This amendment is effective for annual periods beginning on or after January 1, 2018.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 15 Revenue from Contracts with Customers:

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017. In April 2016, the IASB has amended IFRS 15. The amendments provide clarifications to apply the principles of IFRS 15 and some additional transitional relief to companies.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. We are in the process of assessing the impact of IFRS 16 on our consolidated results of operations, cash flows, financial position and disclosures.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IAS 7 Statement of cash flows:

In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has evaluated the disclosure requirements of the amendment and the effect on the consolidated financial statements is not expected to be material.

The Group does not believe that the adoption of these amendments will have a material effect on its consolidated financial statements.

•	IFRIC 23, Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax creditsand tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted.

The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

6.	Summary of significant accounting policies

6.1	Overall considerations

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

The Group’s subsidiaries are those entities which it directly or indirectly controls. Control over an entity is evidenced by the Group’s ability to exercise its power in order to affect any variable returns that the Group is exposed to through its involvement with the entity.

When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:

•	the purpose and design of the entity

•	the relevant activities and how these are determined
•	whether the Group’s rights result in the ability to direct the relevant activities
•	whether the Group has exposure or rights to variable returns
•	whether the Group has the ability to use its power to affect the amount of its returns

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

Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as non-controlling interests. Profit or loss attributable to non-controlling interests are reported separately in the consolidated statements of profit or loss and consolidated statements of comprehensive income.

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

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units that is expected to benefit from the synergies of the combination.

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

Management’s estimate of the useful life of trademarks registration fees, software licenses, favorable lease and customer relationships is 10, 3, 5 and 12 years, respectively. Acquired brand has indefinite useful life and tested for impairment annually or more frequently when there is indication that such asset may be impaired.

6.10	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment, if any.

An item of property, plant and equipment is no longer recognized upon disposal or when no future economic benefits are expected from its use. Any resulting gain or loss (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of profit or loss within “Other income” in the year the asset is derecognized.

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

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition these are measured at amortized cost using the effective interest method, less provision for impairment. The Group’s cash and cash equivalents, trade receivables, term and other deposits and other receivables fall into this category of financial instruments.

Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and balance held with banks including deposits. Cash and cash equivalents are unrestricted as to withdrawal or usage.

Available for sale financial assets (referred to as AFS)

Available for sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Group’s available for sale financial assets include investments in listed securities and mutual funds in India.

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

Financial liabilities

The Group’s financial liabilities include debt, trade payables and other financial liabilities. Financial liabilities are measured subsequently at amortized cost using the effective interest method except for derivative financial liabilities.

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

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

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

Currency translation reserve

Translation differences arising on translation of foreign operations are recognized in other comprehensive income and included in a separate heading of “Currency translation reserve” within equity.

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

The liability recognized in the statement of financial position for defined benefit plans is the present value of the defined benefit obligation (“DBO”) at the reporting date, together with adjustments for unrecognized actuarial gains or losses and past service costs.

Management estimates the present value of the DBO annually through valuations by an external actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows based on management’s assumptions.

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

Significant management judgments regarding the following consolidated financial statement elements

Inventories

Interest expense amounting to $14,015,122 (March 31, 2016: $14,778,839) has been capitalized in inventory cost as of March 31, 2017 because paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2017 was $ 1,386,322 (March 31, 2016: $1,461,139) and there is no impairment to be recognized during the year ended March 31, 2017.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2017 was $816,127 (March 31, 2016: $867,598) and there is no impairment to be recognized during the year ended March 31, 2017.

7.	Subsidiaries

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2017		31/03/2016
Amira Nature Foods Ltd	Non-operating	Mauritius	100.0%		100.0%
Amira I Grand Foods Inc.	Non-operating	BVI	100.0%		100.0%
Amira Grand I Foods Inc.*	Non-operating	USA	100.0%		100.0%
Amira K.A. Foods International DMCC*	Non-operating	UAE	100.0%		100.0%
Amira Pure Foods Private Limited	Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	India	80.4	%##	80.4	%##
Amira I Grand Foods Inc.	Selling packaged Indian specialty rice, primarily basmati rice	USA	80.4	%##	80.4	%##
Amira C Foods International DMCC (“Amira Dubai”)	Selling packaged Indian specialty rice, primarily basmati rice and other food products	UAE	80.4	%##	80.4	%##
Amira Foods Pte. Ltd.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Singapore	80.4	%##	80.4	%##
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	80.4	%##	80.4	%##
Amira Ten Nigeria Limited	No operations	Nigeria	80.4	%##	80.4	%##
Amira Foods (Malaysia) SDN. BHD.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Malaysia	80.4	%##	80.4	%##
Amira Basmati Rice GmbH EUR**	Processing and selling packaged specialty rice	Germany	80.4	%##	80.4	%##
Basmati Rice North America LLC	Selling packaged specialty rice	USA	80.4	%##	80.4	%##

*	Formed during the year ended March 31, 2015
##	These entities are 100% owned by an intermediary subsidiary APFPL wherein the Group holds 80.4% of shareholding as at March 31, 2016 and 2015
**	Formerly known as Basmati Rice GmbH Europe

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			March 31, 2017	March 31, 2016
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1
Non-operating	Amira I Grand Foods Inc.	BVI	1	1
Non-operating	Amira Grand I Foods Inc.	USA	1	1
Non-operating	Amira K.A. Foods International DMCC	UAE	1	1
			4	4

Non-wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of non-wholly owned subsidiaries
			March 31, 2017	March 31, 2016
Processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Pure Foods Private Limited	India	1	1
Sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira C Foods International DMCC	UAE	1	1
Selling packaged specialty rice	Basmati Rice North America LLC	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira I Grand Foods Inc.	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods Pte. Ltd.	Singapore	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods (Malaysia) SDN. BHD.	Malaysia	1	1
Non-operating	Amira Ten Nigeria Limited	Nigeria	1	1
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	1	1
			9	9

* Formerly known as Basmati Rice GmbH Europe

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non-controlling interest (in USD)		Profit/(loss) allocated to non- controlling interest (in USD)		Accumulated non-controlling interest (in USD)
		March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Amira Pure Foods Private Limited*	India	19.6%	19.6%	1,701,092	1,637,216	16,251,481	13,881,189
Amira C Foods International DMCC	Dubai (UAE)	19.6%	19.6%	5,473,989	6,442,525	29,093,452	23,619,463
Others (individually immaterial subsidiaries with non-controlling interests)				(751,065)	(958,986)	(4,603,297)	(3,987,404)
Total				6,424,016	7,120,754	40,741,637	33,513,248

* The Non-controlling interest (NCI) is computed using 7,005,434 shares (assuming exchange under the’ exchange agreement’).

7.3	Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amount before intra group eliminations:

(i)	Amira Pure Foods Private Limited:

	March 31, 2017	March 31, 2016
Current assets	$386,363,122	$351,423,193
Non-current assets	19,281,871	24,354,689
Current liabilities	240,955,062	222,415,948
Non-current liabilities	4,444,021	5,576,763
Equity attributable to shareholders of the Company	143,994,429	133,903,981
Equity attributable to non-controlling interest	16,251,481	13,881,189

	March 31, 2017	March 31, 2016
Revenue	$293,962,379	$354,995,964
Expenses	(285,019,654)	(346,626,663)
Profit after tax for the year	8,942,725	8,369,301

Profit attributable to shareholders of the Company	7,241,633	6,732,086
Profit attributable to non-controlling interest*	1,701,092	1,637,215
Profit for the year	$8,942,725	$8,369,301

Other comprehensive income/ (loss) attributable to shareholders of the Company	2,848,816	(6,620,281)
Other comprehensive income/ (loss) attributable to non-controlling interest*	669,200	(1,610,025)
Other comprehensive loss for the year	3,518,015	(8,230,306)

Total comprehensive income attributable to shareholders of the Company	10,090,448	111,805
Total comprehensive income attributable to non-controlling interest*	2,370,292	27,190
Total comprehensive income for the year	$12,460,740	$138,995

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	9,717,456	(2,125,877)
Net cash generated from/ (used in) investing activities	3,951,540	(3,222,992)
Net cash generated from financing activities	(15,529,830)	(20,004,817)
Effect of change in exchange rate on cash and cash equivalents	275,905	(2,106,545)
Net increase in cash and cash equivalents	(1,584,928)	(27,460,231)

* The Non-controlling interest (NCI) is computed using 7,005,434 shares (assuming exchange under the’ exchange agreement’).

(ii)	Amira C Foods International DMCC:

	March 31, 2017	March 31, 2016
Current assets	$188,227,361	$157,414,481
Non-current assets	8,438,064	8,462,904
Current liabilities	47,425,204	45,414,187
Non-current liabilities	-	-
Equity attributable to shareholders of the Company	120,146,769	96,843,734
Equity attributable to non-controlling interest	29,093,452	23,619,463

	March 31, 2017	March 31, 2016
Revenue	$261,420,512	$262,279,727
Expenses	(232,643,488)	(229,346,096)
Profit after tax for the year	28,777,024	32,933,631

Profit attributable to shareholders of the Company	23,303,035	26,491,106
Profit attributable to non-controlling interest	5,473,989	6,442,525
Profit for the year	$28,777,024	$32,933,631

Other comprehensive income attributable to Shareholders of the Company	-	-
Other comprehensive income attributable to non-controlling interest	-	-
Other comprehensive income for the year	-	-

Total comprehensive income attributable to shareholders of the Company	23,303,035	26,491,106
Total comprehensive income attributable to non-controlling interest	5,473,989	6,442,525
Total comprehensive income for the year	$28,777,024	$32,933,631

Dividend paid to non-controlling interest	-	-

Net cash generated from/ (used in) operating activities	5,841,544	(3,787,505)
Net cash generated from/ (used in) investing activities	101,386	(563,543)
Net cash generated from financing activities	(4,939,873)	3,259,017
Effect of change in exchange rate on cash and cash equivalents	-	-
Net increase/ (decrease) in cash and cash equivalents	1,003,057	(1,092,031)

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office Equipment	Vehicles	Total
Cost
Balance as at March 31, 2015	$4,716,979	$3,179,835	$24,124,585	$792,638	$937,216	$1,308,171	$35,059,424
- Additions	138,448	-	91,702	153,809	85,470	81,504	550,933
- Disposals	-	-	-	-	(285)	(52,827)	(53,112)
- Translation adjustment	(248,654)	(176,680)	(1,320,102)	(43,889)	(50,313)	(60,396)	(1,900,034)
Balance as at March 31, 2016	$4,606,773	$3,003,155	$22,896,185	$902,558	$972,088	$1,276,452	$33,657,211
- Additions	(939)	-	31,247	433	11,028	18,253	60,022
- Disposals		-	(545)	-	-	(21,677)	(22,223)
- Translation adjustment	92,045	63,795	469,190	18,328	17,723	12,549	673,631
Balance as at March 31, 2017	$4,697,879	$3,066,950	$23,396,077	$921,319	$1,000,839	$1,285,577	$34,368,641
Depreciation and impairment
Balance as at March 31, 2015	$1,385,660	$-	$8,948,457	$397,420	$790,298	$981,401	$12,503,236
- Depreciation charge	171,222	-	1,401,159	116,880	125,862	127,182	1,942,305
- Disposals	-	-	-	-	(127)	(24,202)	(24,329)
- Translation adjustment	(78,594)	-	(504,771)	(22,511)	(43,293)	(46,689)	(695,858)
Balance as at March 31, 2016	$1,478,288	$-	$9,844,845	$491,789	$872,740	$1,037,692	$13,725,354
- Depreciation charge	167,340	-	1,197,210	119,992	83,595	93,923	1,662,059
- Disposals	-	-	-	-	-	(18,444)	(18,444)
- Translation adjustment	36,097	-	239,350	13,824	19,112	17,175	325,558
Balance as at March 31, 2017	$1,681,725	$-	$11,281,405	$625,606	$975,447	$1,130,346	$15,694,528
Carrying value
At March 31, 2016	$3,128,485	$3,003,155	$13,051,340	$410,769	$99,348	$238,760	$19,931,857
At March 31, 2017	$3,016,154	$3,066,950	$12,114,672	$295,713	$25,392	$155,231	$18,674,113

Property, plant and equipment with carrying values of $ 15,808,040 as of March 31, 2017 (March 31, 2016: $17,059,921) has been pledged as collateral against the Group’s debt (Note 22).

Plant and machinery, building and furniture and fixtures include capital work in progress and capital advance as follows:

	March 31, 2017	March 31, 2016
Work in progress
Plant and machinery	$16,585	$-
Building	958,456	939,471
Furniture and fixtures (including leasehold improvements)	-	-
	$975,041	$939,471

Capital advance
Plant and machinery	$1,518,895	$1,487,300
Furniture and fixtures	-	-
	$1,518,895	$1,487,300

Total	$2,493,936	$2,426,771

Capital commitments for each of the three years have been summarized in Note 33.

9.	Goodwill

Cost
Balance as at March 31, 2015	$1,405,057
- Additions	-
- Translation adjustment	56,082
Balance as at March 31, 2016	$1,461,139
- Additions	-
- Translation adjustment	(74,817)
Balance as at March 31, 2017	$1,386,322

Carrying value
At March 31, 2016	$1,461,139
At March 31, 2017	1,386,322

Goodwill has been allocated to the rice and related products, an operating segment.

The recoverable amount of at least $2 million for the cash-generating unit (Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC, collectively “Basmati GmbH/LLC”) has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 15%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 1.5%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. There is no impairment loss to be recognized during the year ended March 31, 2017.

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at March 31, 2015	$855,957	$135,031	$829,016	$314,679	$59,682	$2,194,365
- Additions	-	-	-	-	-	-
- Translation adjustment	(47,178)	(7,503)	38,582	14,645	2,778	1,324
Balance as at March 31, 2016	$808,779	$127,528	$867,598	$329,324	$62,460	$2,195,689
- Additions	-	-	-	-	-	-
- Translation adjustment	16,878	2,709	(51,471)	(19,537)	(3,705)	(55,127)
Balance as at March 31, 2017	$825,657	$130,237	$816,127	$309,787	$58,755	$2,140,563
Amortization and impairment
Balance as at March 31, 2015	$317,777	$135,031	$-	$32,779	$14,922	$500,509
- Amortization charge	80,451	-	-	26,762	12,181	119,394
- Translation adjustment	(18,258)	(7,503)	-	2,283	1,039	(22,439)
Balance as at March 31, 2016	$379,970	$127,528	$-	$61,824	$28,142	$597,464
- Amortization charge	78,310	-	-	26,525	12,073	116,908
- Translation adjustment	10,488	2,709	-	(4,377)	(1,992)	6,828
Balance as at March 31, 2017	$468,768	$130,237	$-	$83,972	$38,222	$721,200
Carrying value
At March 31, 2016	$428,809	$-	$867,598	$267,500	$34,318	$1,598,226
At March 31, 2017	356,889	-	816,127	225,815	20,532	1,419,363

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

Amira has acquired a portfolio of packaged specialty rice brands which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari brands from Euro Basmati GmbH in Germany.

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2017	March 31, 2016
Security deposits, restricted	$151,121	$242,789
Term deposits	1,693	3,717,895
Total	$152,814	$3,960,684

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

12.	Inventories

Inventories comprise the following:

	March 31, 2017	March 31, 2016
Raw materials	$3,761,813	$5,255,815
Finished goods	266,751,906	231,234,245
Stores, spares and others	2,550,119	2,558,101
Total	$273,063,839	$239,048,161

Inventories with carrying values of $270,399,288 as of March 31, 2017 (March 31, 2016: $232,374,599) have been pledged against the Group’s debt (Note 22).

The cost of inventories as expense during the year was $456,671,991 (March 31, 2016: $454,540,269).

An amount of $23,776 (March 31, 2016: $207,796) for inventory write downs are recognized for the year ended March 31, 2017. No reversals for inventory are recognized for the years ended March 31, 2017 and 2016. Inventory also includes borrowing costs (Note 27).

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2017	March 31, 2016
Gross value	$213,313,181	$190,410,526
Less: Provision for bad and doubtful debts	(3,639,942)	(708,001)
Net trade receivables	$209,673,239	$189,702,525

Trade receivables of $48,002,350 as of March 31, 2017 (March 31, 2016: $42,867,010) have been pledged as collateral against the Group’s debt (Note 22).

All of the Group’s trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 37.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2017	March 31, 2016
At the beginning of the year	$708,001	$879,297
Add: During the year	2,915,702	(158,870)
Add/ (less): Translation adjustments	16,239	(12,426)
At the end of the year	$3,639,942	$708,001

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2017	March 31, 2016
Security deposits, restricted	$212,611	$145,282
Term deposits, restricted	4,152,019	3,607,483
Interest receivable	675,401	618,240
Investment in listed securities and mutual funds	351,787	298,821
Other receivables	75,346	907,191
Total	$5,467,164	$5,577,017

As at March 31, 2017, security deposits primarily comprise of deposits being placed with corporate credit cards agency.

As at March 31, 2017 and 2016, security deposits primarily comprise of deposits being placed with global public sector organization customers. Such deposits were given as part of contracts between the Group and such organizations.

Term deposits represent deposits with banks, along with corresponding accrued interest, that have been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

15.	Prepayments

Prepayments comprise the following:

	March 31, 2017	March 31, 2016
Prepaid expenses	$612,832	$1,121,051
Advances to suppliers	46,659,321	21,451,229
Total	$47,272,153	$22,572,280

16.	Other current assets

Other current assets comprise the following:

	March 31, 2017	March 31, 2016
Advances to employees	$346,827	$334,880
Service tax and other tax credit receivable	184,084	171,861
Other receivables	133,642	775,526
Total	$664,553	$1,282,267

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2017	March 31, 2016
Cash on hand	$191,360	$633,650
Cash in current accounts	16,640,295	16,575,992
Bank deposits	-	202,859
Total	$16,831,655	$17,412,501

18.	Equity

18.1	Share capital

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

Shares authorized and issued are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Shares issued during the year ended March 31, 2013 (IPO shares)	9,000,000
Shares issued** during the year ended March 31, 2013 (Note 19.2)	11,000
Total shares issued and fully paid as at March 31, 2013	28,671,000
Shares issued** during the year ended March 31, 2014 (Note 19.2)	3,997
Total shares issued and fully paid as at March 31, 2014	28,674,997
Shares issued** during the year ended March 31, 2015 (Note 19.2)	105,167
Total shares issued and fully paid as at March 31, 2015	28,780,164
Shares issued** during the year ended March 31, 2016 (Note 19.2)	179,334
Total shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued** during the year ended March 31, 2017 (Note 19.2)	2,233,264
Shares issued to Mr. Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at March 31, 2017 (A)	31,609,429
Shares issuable pursuant to share exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	38,614,863

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to share exchange agreement.

**Represents shares issued under share-based compensation plan (2012 Omnibus Plan) and also otherwise.

19.	Share-based compensation

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

Details of Share authorized for share based compensation as per 2012 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	3,962,826
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	3,951,826
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	3,947,829
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	3,842,662
Less: Share awards granted during the year ended March 31, 2016	(179,334)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2016	3,663,328
Less: Share awards granted during the year ended March 31, 2017	(2,233,264)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2017	1,430,064

19.1 Share options

a)	Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer)

ANFI has granted share options to Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer) under the 2012 Plan, as approved by the Compensation Committee, as follows:

For the period ended	March 31, 2017		March 31, 2016	March 31, 2014
No. of share options granted	375,899		367,749	361,278	*
Exercise price	$10		$10	$10
Grant date	July 15, 2016		July 7, 2015	October 15, 2013
Exercise period	10 years		10 years	10 years
Valuation model used	Binomial		Binomial	Binomial
Share based compensation recognized in profit or loss	$853,776	#	$1,890,910	$2,679,848	*

# These share options (fair value of $853,776 as on the grant date) have been granted as on July 15, 2016, after the end of fiscal 2016; hence it was a non-adjusting event for the year ended March 31, 2016. Since these share options vested immediately as on the grant date of July 15, 2016, accordingly, a corresponding expense of $853,776 has been charged to Profit or loss for the year ended on March 31, 2017.

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

The fair values of options granted during the years ended March 31, 2016, 2014 and 2013 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016	July 7, 2015	October 15, 2013
Fair value of the option using appropriate model	$2.27	$5.14	$6.39
Fair value of shares at grant date	$7.48	$11.47	$13.76
Exercise price	$10.00	$10.00	$10.00
Exercise multiple	2.5	2.5	2
Expected time to exercise (years)	-	3.4	6.32
Expected volatility	28.89%	27.00%	31.38%
Total life of Options	10	10	10
Dividend yield	0%	0%	0%
Risk-free interest rate	1.56%	2.26%	1.78%

b)	Mr. Bruce C. Wacha (Chief Financial Officer of ANFI)

On July 15, 2016, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted share options as follows:

	Mr. Bruce C. Wacha
No. of share options granted	56,061	*
Exercise price	$7.48
Grant date	July 15, 2016
Exercise period	10 years
Valuation model used	Binomial
Share based compensation recognized in profit or loss	See note below	*

* These share options (fair value of $162,500 as on the grant date) were granted on July 15, 2016, which was after the end of fiscal 2016 and thus was a non-adjusting event for the year ended March 31, 2016. These share options will vest over the course of three years in equal annual installments following the grant date of July15, 2017.The annual vesting dates and number of shares vesting are as follows:

Grant date	Vesting date (equal annual instalment following grant date)	Number of Share options vested as on Vesting date (subject to continued employment)
July 15, 2016	-	-
July 15, 2016	July 15, 2017	18,687
July 15, 2016	July 15, 2018	18,687
July 15, 2016	July 15, 2019	18,687
July 15, 2016	Total	56,061

The Company has recorded a corresponding pro-rated expense of total $39,700 for the period starting from July 15, 2016 to March 31, 2017 and charged to profit or loss $39,700 for the year ended on March 31, 2017, on account of share options to be vested on July 15, 2017.

The fair values of options granted on July 7, 2016 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Company does not have any historical pattern for the exercise of share options.

•	Dividend yield is taken as zero as the Company does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

	Granted to Mr. Bruce C. Wacha (CFO)
Grant date	July 15, 2016	July 15, 2015
Fair value of the option using appropriate model	$2.90	$4.47
Fair value of shares at grant date	$7.48	$11.47
Exercise price	$7.48	$11.47
Exercise multiple	2.5	2.5
Expected time to exercise (years)	-	5.83
Expected volatility	28.89%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.56%	2.26%

c)	The total outstanding and exercisable share options and weighted average exercise price and remaining contractual life (in years) during the reporting period is as follows:

For the period ended	March 31, 2017
Share options	Number of Options	Exercise price ($)	Remaining weighted average contractual life (in years)
Balance as on April 1, 2016	1,089,284	10	8.3
Granted during the period	385,228	Various	-
Forfeited during the period	-	-	-
Exercised during the period	-	-	-
Balance at end of the period	1,474,512	Various	7.5
Vested and exercisable at end of the period	1,474,512	Various	7.5

19.2 Share awards granted to directors and officers

On July 15, 2016, Mr. Bruce C. Wacha (Chief Financial Officer of ANFI) was granted 10,027 ordinary equity shares (fair value $75,000 as on the grant date) which will vest over the course of three years in equal annual installments following the grant date July 15, 2016. The annual vesting dates and number of shares vesting are as follows:

Grant date	Vesting date (equal annual instalment following grant date)	Number of Share awards vested as on Vesting date (subject to continued employment)
July 15, 2016	-	-
July 15, 2016	July 15, 2017	3,342
July 15, 2016	July 15, 2018	3,342
July 15, 2016	July 15, 2019	3,343
July 15, 2016	Total	10,027

Accordingly, the Company has recorded a corresponding pro-rated expense of total $18,323 for the period starting from July 15, 2016 to March 31, 2017 and charged to profit or loss $18,323 for the year ended on March 31, 2017, on account of share awards to be vested on July 15, 2017.

In addition to share awards to directors, shares have been awarded to certain employees, vendors against the services rendered to the Company.

The corresponding charge for the share awards and options granted to the directors and officers for the respective period are summarized below:

	For the Years ended March 31,
	2017	2016	2015
Share awards expense	$1,312,246	$3,523,412	$1,719,037
Total	$1,312,246	$3,523,412	$1,719,037

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2017	March 31, 2016

Trade payables* (A)	$13,004,865	$14,513,988

Other current liabilities
Statutory dues	547,852	741,830
Advance received from customers	507,557	455,314
Other liabilities	46,335	711
Total other current liabilities (B)	$1,101,744	$1,197,855

Total (A) + (B)	$14,106,609	$15,711,843

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2017	March 31, 2016
Expenses payable	$3,028,650	$3,902,968
Salary payable	2,293,789	1,653,301
Security deposits	10,840	21,817
Liability for compensated absences	168,718	287,572
Other liabilities	6,757,833	991,019
Total other financial liabilities	$12,259,830	$6,856,677

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2017	March 31, 2016
Term loans	$1,211,236	$1,521,856
Vehicle loans	53,392	102,694
Total debt	$1,264,628	$1,624,550
Less: Amount reclassified to current debt	(1,215,885)	(1,106,494)
Total non-current debt	$48,743	$518,056

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2017	March 31, 2016
Term loans	13.0%	12.5%
Vehicle loans	7.0%	11.4%

22.2	Current debt
	March 31, 2017	March 31, 2016
Working capital loans	$205,272,318	$194,016,434
Debt from Mr. Karan A. Chanana and affiliates	17,903,077	13,801,269
	$223,175,395	$207,817,703
Add: Current portion of long term debt	1,215,885	1,106,493
Total current debt	$224,391,280	$208,924,196

Working capital loans represent credit limits from banks with renewal period not exceeding one year. The Group’s property, plant and equipment (Note 8), trade receivables (Note 13) and inventories (Note 12) have been pledged as collateral to secure repayment of these debts. These secured revolving credit facilities carry floating rates of interest.

Debt from Mr. Karan A. Chanana comprises debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest of 11% per annum, compounded daily.

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2017	March 31, 2016
Working capital loans	13.69%	12.88%
Debt from Mr. Karan A. Chanana	11.60%	11.60%
Debt from other related party	9.29%	9.39%

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2015	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2016
Intangible assets	$(371,877)	$-	$-	$48,053	$(15,493)	$(339,317)
Property, plant and equipment	(411,262)	-	-	467,478	18,013	74,229
Employee benefits	197,975	-	(24,116)	62,648	(11,471)	225,036
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(121,654)	-	-	(37,506)	7,218	(151,942)
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	5,553	-	2,183	-	(335)	7,401
Interest on Inventory	(5,630,017)	-	-	60,619	332,412	(5,236,986)
Debt	(3,641)	-	-	(583)	209	(4,015)
Others	117,858	-	-	114,305	(7,941)	224,222
Total	$(6,217,065)	$-	$(21,933)	$715,014	$322,612	$(5,201,372)

	March 31, 2016	Business combination	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2017
Intangible assets	$(339,317)	$-	$-	$211	$20,334	$(318,772)
Property, plant and equipment	74,229	-	-	499,646	17,666	591,541
Employee benefits	225,036	-	(25,932)	(28,689)	2,884	173,299
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(151,942)	-	-	149,960	1,982	-
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	7,401	-	(15,592)	-	(381)	(8,572)
Interest on Inventory	(5,236,986)	-	-	251,073	(101,786)	(5,087,699)
Debt	(4,015)	-	-	2,373	(6)	(1,648)
Others	224,222	-	-	(65,810)	2,166	160,579
Total	$(5,201,372)	$-	$(41,524)	$808,764	$(57,144)	$(4,491,272)

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $4,748,944 and $5,780,302 as of March 31, 2017 and 2016 respectively relating to carry forward tax losses in Group entities located in Singapore, USA, United Kingdom, Mauritius Malaysia and Germany in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future. The following table provides the information relating to expiry period of the carry forward of the tax losses and related deferred tax assets:

	March 31, 2017
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$1,819,771	$504,468
Losses that will expire by the year ending March 31, 2020	61,240	9,186
Losses that will expire after the year ending March 31, 2030	14,709,187	4,235,290
Total	$16,590,198	$4,748,944

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $45,856,609 (March 31, 2016: $39,135,455) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and management believes it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2017	March 31, 2016
Deferred tax assets	$925,418	$530,888
Less: Deferred tax liabilities	5,416,690	5,732,260
Deferred tax liabilities (net)	$4,491,272	$5,201,372

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2017, 2016 and 2015 is as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Current tax expense	$5,405,733	$5,406,882	$8,368,547
Deferred tax expense /(income)	(808,765)	(715,012)	201,039
Tax expense for earlier years	-	205,455	34,388
Income tax expense	$4,596,968	$4,897,325	$8,603,974

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Profit before tax	$36,108,373	$37,810,922	$61,767,680

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2016: 34.61%, 2015: 33.99% and 2014: 33.99%)	3,522,732	2,472,816	8,393,211
Impact of change in tax rate	-	110,689	-
Non-deductible expenses	14,710	155,095	245,793
Tax for earlier years	-	(205,454)	34,388
Others	1,059,526	2,364,179	(69,418)
Tax expense	$4,596,968	$4,897,325	$8,603,974

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Salaries and wages	$6,555,976	$8,579,070	$9,283,923
Bonus to Mr. Karan A. Chanana (Note 31)	351,000	351,000	351,000
Compensated absence cost	(88,830)	118,885	158,927
Gratuity cost	75,329	102,853	120,287
Contribution to provident fund	19,965	25,192	19,886
Share-based compensation (Note 31)	1,312,246	3,523,412	1,719,037
Staff welfare expenses	527,489	183,854	178,717
Total	$8,753,175	$12,884,266	$11,831,777

Category-wise employee benefits expense:

	March 31, 2017	March 31, 2016	March 31, 2015
Post-employment benefit:
Defined benefit plans	$75,329	$102,853	$120,287
Defined contribution plans	19,965	25,192	19,886

Share-based compensation	1,312,246	3,523,412	1,719,037
Short term benefit	7,345,635	9,232,809	9,972,567
Total	$8,753,175	$12,884,266	$11,831,777

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Current service cost	$48,884	$77,912	$99,707
Interest cost	26,445	24,941	20,580
Expense recognized in the consolidated statements of profit or loss	$75,329	$102,853	$120,287

Amount recognized in other comprehensive income consist of:

	March 31, 2017	March 31, 2016	March 31, 2015
Actuarial gain	$74,931	$69,682	$14,947
	$74,931	$69,682	$14,947

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2017	March 31, 2016	March 31, 2015
Actuarial gain	$139,974	$87,416	$44,901
	$139,974	$87,416	$44,901

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
Discount rate	7.54%	8.00%	7.88%
Expected rate of increase in compensation levels	8.00%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2017	March 31, 2016	March 31, 2015
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$334,928	$331,041	$246,548
Interest cost	26,445	24,941	20,580
Current service cost	48,884	77,912	99,707
Benefits paid	(56,547)	(10,615)	(8,142)
Actuarial (gain) / loss	(74,931)	(69,682)	(14,947)
Translation adjustment	5,165	(18,669)	(12,705)
Defined benefit obligation at the end of the year	$283,944	$334,928	$331,041

Experience adjustments on actuarial gain / (loss):

	March 31, 2017	March 31, 2016	March 31, 2015	March 31, 2014	March 31, 2013

On defined benefit obligation	$74,931	$69,682	$41,547	$6,290	$30,875
Total	$74,931	$69,682	$41,547	$6,290	$30,875

A quantitative sensitivity analysis for significant assumptions as at March 31, 2017 is as shown below:

Assumptions	Discount rate		Future Salary increases
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Impact on defined benefit obligation	(15,217)	16,514	16,362	(15,223)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2017
Within the next 12 months (next reporting period)	$4,732
Between 2 and 5 years	24,615
Beyond 5 years	254,597
Total expected payments	$283,944

24.2	Defined contribution

Employees of APFPL also participate in a Provident Fund in India.

The Provident Fund is a defined contribution plan whereby APFPL deposits an amount determined as a fixed percentage of pay to the GOI fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

APFPL has contributed $19,965, $25,192 and $19,886 to defined contribution plans during the years ended March 31, 2017, 2016 and 2015 respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Depreciation	$1,662,059	$1,942,305	$2,167,716
Amortization	116,908	119,393	229,158
Total	$1,778,968	$2,061,698	$2,396,874

26.	Other expenses

Other expenses comprise the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Insurance	$1,459,792	$1,442,959	$1,192,275
Communication expenses	193,400	554,885	432,409
Repairs and maintenance	345,375	687,482	904,395
Travel and conveyance	832,006	2,679,194	3,391,133
Legal and professional	4,670,277	8,679,891	6,754,184
Rent	1,954,959	2,659,193	2,577,207
Power and fuel	424,533	877,788	1,759,045
Security expenses	292,745	415,284	485,432
Advertising and business promotion expenses	1,160,661	4,123,228	4,612,772
Commission, claims and compensation	179,979	414,213	259,973
Others	3,391,983	741,056	2,240,284
Total	$14,905,710	$23,275,173	$24,609,109

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2017	March 31, 2016	March 31, 2016
Interest on debt	$26,472,908	$23,486,019	$24,557,998
Interest to suppliers	-	764,257	7,704,491
Interest on loan from related party	1,107,351	492,791	133,464
Total interest expense	27,580,259	24,743,067	32,395,953
Add: Debt processing and other charges	1,692,567	2,320,389	2,592,469
Total	$29,272,826	$27,063,456	$34,988,422

Inventory carrying value includes capitalized interest cost of $14,015,122, $14,778,839 and $18,045,659 as of March 31, 2017, 2016 and 2015.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 13.69%, 13.63% and 12.73% for the years ended March 31, 2017, 2016 and 2015 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Interest on deposits with banks	$263,095	$1,184,084	$2,249,435
Other interest received	136	3,011	6,685
Total	$263,231	$1,187,095	$2,256,120

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2017	March 31, 2016	March 31, 2015
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$(1,424,689)	$663,503	$(461,362)
Gain/ (loss) on sale of property, plant and equipment	(1,517)	3,008	892
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	-	14,090	8,705
Hedge ineffectiveness on cash flow hedges	-	-	366,855
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	(86,722)	443,299	392,545
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	-	-	5,226,734
Total	$(1,512,928)	$1,123,900	$5,534,369

29.	Earnings per share

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

	March 31, 2017		March 31, 2016		March 31, 2015
Profit attributable to Shareholders of the Company (A)	$25,087,388		$25,792,843		$42,125,065
Weighted average number of shares:
- For calculation of basic earnings per share (B)	29,822,470		28,805,738		28,723,273
- Dilutive impact of equivalent stock options (C)	-	#	-	*	203,862	*
- For diluted earnings per share (D) = (B) + (C)	29,822,470		28,805,738		28,927,135
Basic earnings per share (A) ÷ (B)	$0.84		$0.90		$1.47
Diluted earnings per share (A) ÷ (D)	$0.84		$0.90		$1.46

The Company has granted an option to NCI shareholders in APFPL to exchange shares in ANFI at a pre-determined share exchange ratio. The exchange ratio is reflective of fair values of the shares to be exchanged and therefore, the option is not considered as dilutive (Note 18).

# The dilutive impact of total share options of 375899, 360,257, 361,278 and 367,749 granted to Mr. Karan A. Chanana in the years ended March 31, 2013, 2014, 2016 and 2017, respectively is anti-dilutive and hence there is no change in the presented basic and diluted earnings per share in the table above.

* The dilutive impact of total share options of 360,257, 361,278 and 360,257 granted to Mr. Karan A. Chanana in the years ended March 31, 2013, 2014 and 360,257 respectively is not material and hence there is no change in the presented basic and diluted earnings per share in the table above.

30.	Operating leases as lessee

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2017, 2016 and 2015 is $1,954,959, $2,659,193 and $2,577,207 respectively. The total future lease obligation for the non-cancellable period amounts to $321,447, $368,998 and $480,882 as at March 31, 2017, 2016 and 2015, respectively.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2017, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested (Note 19) pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Group’s related parties include transactions with key management personnel (“KMPs”) and enterprises over which KMPs are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMPs for related party transactions disclosures.

31.1	Transactions with KMPs (including independent directors)

Transactions during the year	March 31, 2017	March 31, 2016	March 31, 2015
Short term employee benefits - Salaries including bonus of $351,000 for each of the respective years relating to Mr. Karan A. Chanana	$2,450,169	$1,858,011	$1,698,891
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	853,776	1,890,910	-
- expense recognized on share awards granted (Mr. Karan A. Chanana)	-	977,000	1,612,000
- expense recognized on share awards granted (others)	377,165	238,538	107,037
- expense recognized on share options granted (others)	81,308	30,624	-
Defined benefit plan – Gratuity	-	-	1,703
Rent expense	3,758	3,855	4,133
Loan received	727,652	17,628,629	-
Loan repaid	637,923	2,247,276	-
Interest expense	1,107,351	492,791	133,464
Advance paid back	2,800,000	-	50,000
Advance received	2,840,833	143,688	-

Outstanding balances	March 31, 2017	March 31, 2016	March 31, 2015
Salary and bonus payable - to Mr. Karan A. Chanana	$647,000	$698,107	$522,307
Salary and bonus payable – to others	323,019	155,771	164,551
Advance receivables	11,641	1,240	50,000
Advance payable to Mr. Karan A. Chanana	651,785	143,688	-
Loan and interest payable	17,903,077	16,460,805	1,187,221
Rent payable to Mr. Karan A. Chanana	24,500	20,799	18,643

All of the above payables are payables on demand and carry no collateral.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer and Ms. Anita Daing a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding term loans and secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of term loans and secured revolving credit facilities up to a limit of $237,981,538, $237,790,263 and $241,155,400 as at March 31, 2017, 2016 and 2015, respectively. ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) and Ms. Anita Daing (a former director of APFPL) as permitted by ANFI’s amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for Mr. Karan A. Chanana and Ms. Anita Daing personal guarantees described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

31.3	Share-based payments to KMP

The Group has granted share options to Mr. Karan A. Chanana and Mr. Bruce A. Wacha. Further, the Group has granted restricted share awards to its directors pursuant to the 2012 Omnibus Securities and Incentive Plan (Note 19 and 41.1).

On September 12, 2016, our Board of Directors approved the conversion of $3,000,000 of loans (“Loans”) provided to the Company by its Chief Executive Officer and Chairman, Karan A. Chanana into 416,666 of the Company’s restricted ordinary shares (the “Ordinary Shares”). The Loans were provided to the Company from July 1, 2016 through August 24, 2016. The Loans were converted into the Ordinary Shares at the price of $7.20 per share representing the closing market price of the Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange (“NYSE”).

31.4	Share Exchange agreement with KMP (representing NCI)

The NCI have entered into a share exchange agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2017	March 31, 2016	March 31, 2015
Sales(1)	$-	$-	$-
Advances received back	-	-	-
Purchase of asset	-	10,889	272,220

Outstanding balances	March 31, 2017	March 31, 2016	March 31, 2015
Trade payables	$47	$46	$49
Advances receivables		138,151	134,114

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2017	March 31, 2016	March 31, 2015
Depreciation and amortization	$1,778,968	$2,061,698	$2,396,874
Impairment loss recognized on trade receivables and other current assets	2,926,165	(186,564)	1,226,069
Unrealized (gains)/ losses on account of foreign exchange differences	373,026	(711,341)	704,294
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	433,311	(102,264)	(441,495)
Share-based compensation	9,449,525	3,137,070	1,719,037
Total	$14,960,995	$4,198,599	$5,604,779

32.2	Adjustment for non-operating income and expense

	March 31, 2017	March 31, 2016	March 31, 2015
Interest expense	$29,272,826	$27,063,456	$34,988,422
Interest and dividend income	(263,231)	(1,187,095)	(2,256,120)
Gain on sale of property, plant and equipment	1,517	(2,973)	(892)
Gain on sale of shares	-	(14,090)	(8,705)
Total	$29,011,112	$25,859,298	$32,722,705

32.3	Change in operating assets and liabilities

	March 31, 2017	March 31, 2016	March 31, 2015
Trade payables and other current liabilities	$3,825,278	$(15,194,955)	$(8,227,578)
Inventories	(28,206,199)	9,937,335	(19,230,042)
Trade receivables	(21,603,553)	(60,778,090)	(51,536,473)
Other current assets and prepayments	(22,660,049)	(4,869,230)	(10,572,397)
Total	$(68,644,523)	$(70,904,940)	$(89,566,490)

32.4	Net proceeds from issue of shares

	March 31, 2017	March 31, 2016		March 31, 2015
Proceeds from issue of shares	$-		$-	$-
Share issue expenses reduced directly from equity	-		-	-
Repurchase of shares from ex-director and cancellation	-			(38,190)
Total	$-	$		$(38,190)

33.	Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $8,533,570, $8,355,038 and $9,078,905 as of March 31, 2017, 2016 and 2015 respectively. The capital commitment is on account of entering into a contract towards purchase of plant and machinery and office equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2017	March 31, 2016	March 31, 2015
Market fees(a)	$71,585	$70,242	$74,374
Income tax case(b)	202,535	198,734	446,368
Total	$274,120	$268,976	$520,742

(a) Represents market fees demand raised by Haryana State Agricultural Marketing Board (“HSAMB”) in respect of certain paddy purchases. The Group has paid $35,793 (INR 2,324,195) under protest and the case is pending with local authorities against the demand. The Group expects that the likelihood of any liability is not probable. Accordingly, no provision has been created for this matter.

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

(1) During the year ended March 31, 2013, products temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subjected to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by the Amira C Foods International DMCC (“Amira Dubai”) to unload and warehouse the cargo. The Amira Dubai, as an intervener, or legal owner of the products, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Amira Dubai filed a Petition for review with the Court of Tax Appeals challenging the correctness of the decision of COC as being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, a public auction was conducted by the Bureau of Customs (’‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 million Pesos (equivalent to $11.7 million). Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the advice provided by its attorneys, the Amira Dubai expects that the likelihood of any liability to the Amira Dubai is not probable. Accordingly, no provision has been created for this matter. These products, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to the aforesaid parties.

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

The Group generates its revenue primarily from the sale of rice. An analysis of the Group’s revenue from sales of rice and other food products is as follows:

	March 31, 2017%		March 31, 2016%		March 31, 2015
Rice and rice related products	$485,474,856	88%	$484,919,535	86%	$635,013,258	91%
Other food products	66,356,110	12%	78,531,482	14%	65,031,633	9%
Total	$551,830,966	100%	$563,451,016	100%	$700,044,891	100%

The Group categorizes its revenue by geographical region based on product destination to the external customers, as summarized below, which as per management is most appropriate:

Region	March 31, 2017%		March 31, 2016%		March 31, 2015%
EMEA	$242,773,808	44.0%	$299,151,613	53.1%	$403,175,995	57.6%
India	275,183,618	49.9%	245,927,307	43.6%	286,762,392	41.0%
North America	27,735,547	5.0%	12,453,514	2.2%	9,337,383	1.3%
Asia Pacific (excluding India)	6,137,993	1.1%	5,918,691	1.1%	769,121	0.1%
Total	$551,830,966	100%	$563,451,126	100%	$700,044,891	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2017	March 31, 2016	March 31, 2015
No. of customer(s)	0	1	1
Group’s revenue (A)	$-	$563,451,016	$700,044,891
Revenue generated from major customer(s) (B)	-	77,180,506	95,904,329
Concentration of revenue in % in such major customer(s) [(B)/(A)]	-	14%	14%

Non-current assets other than financial instruments located in the ANFI’s country of domicile and in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2017	March 31, 2016	March 31, 2015
India	$18,642,280	$19,915,502	$22,580,295
Germany	2,359,060	2,550,136	2,515,062
Others	478,458	525,585	559,744
Total	$21,479,798	$22,991,223	$25,655,101

35.	Fair value hierarchy

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

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
March 31, 2017	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	243,751	243,751	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	108,036	108,036	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using
March 31, 2016	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$439,488	$-	$439,488	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	215,501	215,501	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	83,322	83,322	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	453	-	453	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

36.	Financial assets and liabilities

The fair value of trade receivables, other current financial assets, cash and cash equivalents, trade payables, working capital debt and other financial liabilities approximate the carrying amounts because of the short term nature of these financial instruments.

The fair values of non-current financial assets consisting of security and term deposits are not significantly different from the carrying amount. The fair value of term and vehicle loans and loan from related party was $ 19,167,706 as compared to the carrying amount of $ 19,167,706.

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

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group’s risk management is coordinated by the Board of Directors and focuses on securing long term and short term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

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

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2016, 2015 and 2014:

March 31, 2017	U.S. Dollars	Other currencies
Trade receivables	$524,388	$2,821
Intercompany receivables	16,993,042	6,229,158
Trade payables	(147,996)	(151,076)
Intercompany payables	(8,973,929)	(833,354)
Debt	-	-
Intercompany debt receivable	5,000,000	1,024,417
Intercompany debt payable	(2,249,986)	-
Cash and cash equivalents	1,462,024	3,303
Total	$12,607,543	$6,275,270
March 31, 2016
Trade receivables	$312,652	$-
Intercompany receivables	31,819,855	5,142,906
Trade payables	(150,095)	(147,934)
Intercompany payables	(1,598,578)	(187,983)
Debt	-	-
Intercompany debt receivable	5,000,033	1,011,646
Cash and cash equivalents	5,209	3,334
Total	$35,389,076	$5,821,969
March 31, 2015
Trade receivables	$807,170	$-
Intercompany receivables	31,563,037	6,297,106
Trade payables	(160,231)	(199,692)
Intercompany payables	(1,467,493)	-
Debt	-	(297,651)
Intercompany debt receivable	-	806,226
Cash and cash equivalents	26,655	8,153
Total	$30,769,138	$6,614,142

As of March 31, 2017, 2016 and 2015, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $188,828, $412,110 and $373,833, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the year ended March 31, 2017. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the year ended March 31, 2017.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2017, 2016 and 2015, we had $ 224,440,023, $209,442,252 and $211,041,182 of total indebtedness, respectively, of which more than 98% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $2,203,228, $2,057,225 and $2,097,094 in the years ended March 31, 2017, 2016 and 2015, respectively.

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

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2017		March 31, 2016
	Gross	Impairment	Gross	Impairment
Not past due	$164,373,125	$-	$185,089,143	$-
Past due less than three months	43,134,363	-	2,621,931	-
Past due more than three months but not more than six months	310,671	-	597,028	-
Past due more than six months but not more than one year	1,545,177	-	1,371,790	-
More than one year	3,949,844	(3,639,941)	730,634	708,001
Total	$213,313,180	$(3,639,941)	$190,410,526	$708,001

Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables. The Group considers that all the above financial assets that are not impaired and past due for each reporting dates under review are of good credit quality.

Receivables from our top five customers are as follows:

	March 31, 2017	March 31, 2016

Receivables from top five customers as of reporting date	$32,648,938	$47,564,953
Percentage to total receivables	15.6%	25.1%

Receivables from our top two customers are as follows:

	March 31, 2017	March 31, 2016
Receivables from our top two customers as of reporting date	$1,749	$9,065,002
Percentage to total receivables	0.0%	4.8%

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

As of March 31, 2017, the Group had following undrawn financing facilities which remained available for drawdown under our existing financing arrangements:

March 31, 2017
(Amount in $)
Working capital – fund based	$815,043
Total	$815,043

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2017	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,271,624	$67,907	$55,989	$-
Short term debt	223,175,395	-	-	-
Trade payables	13,004,865	-	-	-
Other financial liabilities	12,259,830	-	-	-
Lease obligation	321,447	-	-	-
Total	$250,033,161	$67,907	$55,989	$-

	Current		Non-Current
March 31, 2016	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$799,135	$491,365	$561,345	$-
Short term debt	207,817,702	-	-	-
Trade payables	14,513,988	-	-	-
Other financial liabilities	6,856,677	-	-	-
Lease obligation	368,998	-	-	-
Total	$230,356,500	$491,365	$561,345	$-

*Includes future interest costs on account of long term debt as at reporting period to be payable over the period of term loan.

The above contractual maturities reflect the gross cash outflows, not discounted at the current values. As a result, these values will differ as compared to the carrying values of the liabilities at the balance sheet date.

38.	Additional capital disclosures

The Group’s capital management objectives are (a) to ensure the Group’s ability to continue as a going concern and (b) to provide an adequate return to shareholders. The Group has not distributed any dividend to its shareholders since the date of initial public offering. The Group monitors gearing ratio i.e. total debt in proportion to its overall financing structure, i.e. equity and debt. Total debt comprises of all liabilities of the Group. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

	March 31, 2017	March 31, 2016
Total equity (A)	$303,224,423	$249,721,765
Total debt - comprising of all liabilities of the Group (B)	271,380,792	253,264,380
Overall financing (C) = (A) + (B)	$574,605,215	$502,986,145
Gearing ratio (B) / (C)	0.47	0.50

39.	Class Action suit and related complaint

39.1. Class action suit

In February 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, name as defendants the Company and certain of our current and former officers and directors.  The consolidated lawsuit purports to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount. We contested the allegations in the complaint and intend to vigorously defend against the action. We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss in its entirety. The option to file a Third Amended Complaint (by August 4, 2016) was never exercised by the Plaintiffs.

39.2. Complaint against a short-selling firm

In December 2015, the Company filed a formal complaint in the United States District Court in the Southern District of New York against this short-selling firm, related entities and individuals as a result of their dissemination of material false, misleading and defamatory information about the Company. We sought damages and injunctive relief for defamation and a permanent injunction. On March 21, 2017, the Company and PPRG entered into a preliminary settlement agreement. On April 6, 2017, we accepted a formal settlement agreement with the defendants and dismissed the action. The financial terms of the settlement are subject to confidentiality requirements and as such, have not been disclosed. The financial settlement was a non-adjusting event for fiscal 2017 and will be accounted for in fiscal 2018.

40.	Events after the reporting period

Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2017.

.

41.	Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on July 28, 2017.

