Form 20-F
period 2018-03-31
Amira Nature Foods Ltd.
filed 2018-10-16
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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
None.

On March 31, 2018, the issuer had 46,384,091 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 1,465,183 share options granted and vested through March 31, 2018.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer
☐ Emerging growth company

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

The audited consolidated financial statements for the fiscal years ended March 31, 2018, 2017 and 2016 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our interim period ends on September 30. References to a year other than a “fiscal” are to the calendar year ended December 31.

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

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2018, 2017 and 2016 and selected consolidated statement of financial position data as of March 31, 2018 and 2017 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2015 and 2014 and selected consolidated statement of financial position data as of March 31, 2015 and 2014 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report. Since October 15, 2012, when we completed our initial public offering, we own 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination using the “pooling of interest method,” and accordingly, our consolidated financial statements included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and all periods in these financials have been retrospectively adjusted as applicable. The remaining 19.6% of Amira India that is not owned by ANFI is reflected in our consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of ANFI is reduced by a corresponding percentage.

The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

•	Statements of Profit or Loss Data

	March 31, 2018	March 31, 2017	March 31, 2016	March 31, 2015	March 31, 2014
Revenue	$413,901,480	$551,830,966	$563,451,016	$700,044,891	$547,344,368
Other income	5,031,827	48,833	956,336	186,404	160,064
Cost of materials	(373,451,132)	(492,189,652)	(432,030,831)	(619,100,865)	(454,123,161)
Change in inventory of finished goods	(106,193,580)	35,517,661	(22,509,438)	63,181,906	39,859,583
Employee benefit expenses	(6,797,731)	(8,753,175)	(12,884,266)	(11,831,777)	(11,642,833)
Depreciation and amortization	(1,617,118)	(1,778,968)	(2,061,698)	(2,396,874)	(2,064,264)
Freight, forwarding and handling expenses	(2,535,261)	(3,139,061)	(9,082,563)	(16,508,963)	(23,359,177)
Other expenses	(12,705,159)	(14,905,710)	(23,275,173)	(24,609,109)	(22,855,617)
	$(84,366,674)	$66,630,894	$62,563,383	$88,965,613	$73,318,963
Finance costs	(34,108,621)	(29,272,826)	(27,063,456)	(34,988,422)	(25,859,231)
Finance income	29,669	263,231	1,187,095	2,256,120	2,766,518
Other gains and (losses)	4,908,564	(1,512,928)	1,123,900	5,534,369	(2,800,475)
Profit/(loss) before tax	$(113,537,062)	$36,108,371	$37,810,922	$61,767,680	$47,425,775
Income tax (expense)/credit	19,941,298	(4,596,968)	(4,897,325)	(8,603,974)	(9,293,071)

Profit/(loss) after tax for the year	$(93,595,764)	$31,511,403	$32,913,597	$53,163,706	$38,132,704
Profit/(loss) after tax for the year attributable to:
Shareholders of the company	$(78,222,174)	$25,087,388	$25,791,973	$42,125,065	$29,956,327
Non-controlling interest	$(15,373,590)	$6,424,015	$7,121,624	$11,038,641	$8,176,377

Earnings per share
Basic earnings per share (1)	$(2.30)	$0.84	$0.90	$1.47	$1.04
Diluted earnings per share (1)	$(2.30)	$0.84	$0.90	$1.46	$1.04

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted. The dilutive impact of total share options 1,465,183 granted to Mr. Karan A. Chanana in the years ended March 31, 2018, 2017, 2016, 2015, and 2014, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2018) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA, Adjusted profit after tax and adjusted earnings per share

For the fiscal year ended March 31, 2018, we had adjusted EBITDA of $59.0 million, adjusted loss after tax of $ 3.5 million and adjusted earnings per share of ($0.09). In the following tables we have provided reconciliation of non-IFRS measures* to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2018	2017	2016	2015
	(Amount in $)
Profit/(loss) after tax (PAT)	(93,595,764)	31,511,403	32,913,597	53,163,706
Add: Income tax expense/(credit)	(19,941,298)	4,596,968	4,897,325	8,603,974
Add: Finance costs (net of finance income)	34,078,952	29,009,595	25,876,361	32,732,302
Add: Depreciation and amortization	1,617,118	1,778,968	2,061,698	2,396,874
EBITDA	(77,840,992)	66,896,934	65,748,981	96,896,856
Add: Non-cash expenses for share-based compensation	1,205,809	1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-	1,256,995
Add: One-time provision for impairment of inventory	133,984,426	-	-	-
Add: One-time legal & professional charges	1,695,323	2,295,995	5,461,146	-
Adjusted EBITDA	59,044,566	70,505,179	74,733,539	99,872,888

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2018	2017	2016	2015
	(Amount in $)
Profit/(loss) after tax (PAT)	(93,595,764)	31,511,403	32,913,597	53,163,706
Add: Non-cash expenses for share-based compensation	1,205,809	1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-	1,256,995
Add: One-time provision for impairment of inventory (net of taxes)	87,164,908	-	-	-
Add: One-time legal & professional charges	1,695,323	2,295,995	5,461,146	-
Adjusted profit/(loss) after tax	(3,529,724)	35,119,648	41,898,155	56,139,738

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2018	2017	2016	2015
		(Amount in $)

Profit/(loss) after tax (PAT)		(93,595,764)	31,511,403	32,913,597	53,163,706
Profit attributable to Shareholders of the company	(A)	(78,222,174)	25,087,388	25,792,843	42,125,065
Weighted average number of shares (for Basic earnings per share)	(B)	34,064,348	29,822,470	28,805,738	28,723,273
Weighted average number of shares (for diluted earnings per share)	(C)	34,064,348	29,822,470	28,805,738	28,927,135
Basic earnings per share as per IFRS	(A) ÷ (B)	(2.30)	0.84	0.90	1.47
Diluted earnings per share as per IFRS	(A) ÷ (C)	(2.30)	0.84	0.90	1.46

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	41,069,782	36,827,904	35,811,172	35,932,569

Profit/(loss) after tax (PAT)		(93,595,764)	31,511,403	32,913,597	53,163,706
Add: Non-cash expenses for share-based compensation		1,205,809	1,312,250	3,523,412	1,719,037
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	-	-	1,256,995
Add: One-time provision for impairment of inventory (net of taxes)		87,164,908	-	-	-
Add: One-time legal & professional charges		1,695,323	2,295,995	5,461,146	-
Adjusted profit/(loss) after tax	(F)	(3,529,724)	35,119,648	41,898,155	56,139,738

Adjusted earnings per share	(F) ÷ (E)	(0.09)	0.95	1.17	1.56

*The group has used adjusted Cost of goods sold (after accounting for the impact of impairment of inventories) as explained in the MDA section

•	Statements of Financial Position Data

	As at March 31,
	2018	2017	2016	2015	2014
Cash and cash equivalents	$1,216,642	$16,831,655	$17,412,501	$46,660,922	$37,606,098
Total current assets	492,312,312	552,972,603	476,034,239	471,018,305	394,689,932
Total assets	512,826,507	574,605,215	502,986,145	497,071,917	422,450,650
Total equity	241,608,876	303,224,421	249,721,766	221,325,125	171,841,007
Debt (Long term & Short term)	250,231,474	224,440,023	209,442,252	211,044,573	184,842,761
Total liabilities	271,217,631	271,380,794	253,264,379	275,746,792	250,609,643
Total equity and liabilities	512,826,507	574,605,215	502,986,145	497,071,917	422,450,650

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this report under the heading “Item 18. Financial Statements”; under Note 18 “Equity”.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to certain risks and uncertainties described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not presently known or are currently deemed immaterial may also impair our business and financial results.

Risks Related to Our indebtedness

If we are unable to amend our agreements with Amira India’s existing lenders or refinance the existing debt, we may be unable to implement our business strategy and the lenders may cause us to sell assets to repay the existing debt, any of which could have a material adverse effect on our business, results of operations and financial condition.

On January 23, 2018, Amira India received approval of a license from the Directorate of Town & Country Planning of Haryana India to convert nine acres of its approximately 17 wholly owned acres of real estate property from factory use to residential use. Amira India applied for the license in early 2017 for all 17 acres and the license for the remaining eight acres is pending. In connection with the receipt of the license, Amira India will begin the planned process of re-locating its existing manufacturing facility to a new location. The conversion of the zoning of this portion of Amira India’s real estate from factory to residential use requires Amira India’s existing lenders to amend and/or refinance the existing debt of Amira India to include the re-zoned real estate as collateral. Our discussions with Amira India’s existing lenders regarding an amendment to the terms of the existing debt agreements or a refinance are ongoing and we have already proposed them to reclassify the debt between real estate and working capital. If we are unable to amend our agreements with Amira India’s existing lenders or refinance the existing debt as proposed, we may be unable to implement our business strategy and the lenders may cause us to sell assets to repay the existing debt, any of which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Business

We face significant competition from both Indian and international producers of Basmati and other rice and food products.

We compete for customers principally on the basis of product selection, product quality, reliability of supply, processing capacity, brand recognition, distribution capability, and pricing. With respect to our Basmati rice, we compete with numerous types of competitors in the fragmented and unorganized Basmati rice market, from other large Indian processors to smaller businesses in India and around the world. Basmati rice has historically only been grown successfully in certain states in North India and in a part of the Punjab region located in Pakistan, which regions have climates conducive to growing Basmati rice. In addition, our Basmati rice competes with a type of rice grown in California and Texas, among other places, which is marketed as Basmati rice to compete with our products.

Many of our competitors in the markets for our rice and other food products have a broader product selection, greater processing capacity, brand recognition advantages in certain Indian and international markets, and significantly greater financial and operational resources than we have. Also, since outside of supply chain management and distribution there are no substantial barriers to entry to the markets for our rice and other food products, increased consolidation and, particularly, a more organized Basmati market could decrease our market share or result in lower selling prices of our products or result in higher costs of our raw materials, thereby reducing our earnings.

Our growth significantly depends on our ability to penetrate and increase the acceptance of our Basmati rice and other products in new Indian and international markets.

Our historic compound aggregate growth results and trends are not indicative of our future results and may not be sustainable for the future.

We have industry pricing dynamics and an improvement in mix. As a result, the historic CAGR data and trends set out elsewhere in this Form 20F are not indicative of our future results and may not be sustainable for the future. In particular, our future growth CAGRs may increase at a lower rate or may not increase at all, which in turn would have a negative impact on our business, results of operations and financial condition. In fact, the Company had a particularly challenging year during its fiscal year ended March 31, 2017 where it had declines to its financial results due in part to challenging industry conditions, including the impact of currency exchange fluctuations on its business in India and lower industry pricing, as well as certain business disruptions that management believes were short term in nature.

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial health and our ability to obtain financing in the future.

We have incurred a substantial amount of debt totaling $250.23 million, $224.4 million and $209.4 million as of March 31, 2018, 2017 and 2016, respectively. The aggregate amount outstanding under our various financing arrangements as of March 31, 2018 was $250.23 million, of which $0.03 million consisted of our non-current (long-term) debt and $250.2 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities.

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

As of March 31, 2018, our outstanding current (short-term) debt, amounting to $250.2 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our financial condition. Infact, the Reserve Bank of India has increased the interest rates in India two times in fiscal year 2018.

The Reserve Bank of India in 2018, promulgated the revised framework and guidelines for ‘loan asset’ identification, classification and provisioning for commercial banks in India. Businesses including ours (and individuals) across India, have faced cash management issues especially in the rapidly evolving regulatory regime in India since early part of fiscal of 2017. This has resulted in tightening of regulatory and credit environment in India. This tightening of credit has adversely impacted and disrupted our cash-to-cash cycle.

Further, amidst regulatory and credit tightening, the Indian lender banks have not agreed to reclassify loans extended to us into working capital and real estate loans. As a result, certain of our Indian lenders have classified our loan balances as Non-performing assets (NPAs). This continued impasse with the banks can result in revenues of the Indian subsidiary being severely impacted.

Further, the agreements and instruments governing our debt place specified limitations on incurrence of additional debt. Despite current indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. However, if new debt is added to our and our subsidiaries’ current debt levels, the related risks would intensify.

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

Our agreements with certain banks and financial institutions for short-term and long-term debt contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or Amira India’s organizational documents, effecting any merger or consolidation with another company, restructuring or changing our management, declaring or paying dividends under certain circumstances, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain Indian lenders to claim funds invested in us by our management or principal shareholders, entering into long-term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations. Also, we are required to maintain a current ratio (the ratio of the book value of our current assets to our current liabilities outstanding, including current debt as per statutory requirements) of at least 1.33 during the term of our secured revolving credit facilities for Amira India. Certain of our other credit facilities also include various financial covenants, but such facilities are not material. We may not be able to comply with such financial or other terms or be able to obtain the consents from our lenders necessary to take the actions that we believe are required to operate and grow our business.

We require substantial working capital and as a result, may seek additional financing in the form of debt or equity to meet our working capital requirements.

Our business requires substantial working capital, primarily because Basmati rice must be aged for approximately as much as 12 months or more (at times up to 24 months) before it reaches premium quality. Accordingly, we need to maintain a sufficient stock of Basmati paddy and rice at all times to meet processing requirements, which leads to higher inventory holding costs and increased working capital needs. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

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

In fiscal 2018, 2017 and 2016, we generated 65.3%, 50.1% and 56.4%, respectively, of our revenue outside India and we expect to increase our international presence over time. We currently have international offices in Malaysia, Singapore, the United Arab Emirates (“UAE”), the United Kingdom, the United States and Germany, and we sell our products throughout Asia Pacific, EMEA and North America. Our existing and planned international business operations are subject to a variety of risks, including:

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

We sell Basmati rice, other specialty rice and other food products to customers across five continents with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2018, our international revenue accounted for 65.3% of our total revenue. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability. In addition, uncertainty surrounding the potential exit of the United Kingdom from the European Union may have a significant impact on the global economy and foreign exchange rates which could have a negative impact on our financial condition.

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

Our operating expenses are denominated primarily in Indian Rupees; however, 65.3% of our total revenue for fiscal 2018 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past three years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations.

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

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries (in particular, Amira India) for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and neither ANFI nor Amira India anticipates paying any cash dividends for the foreseeable future. Investors’ ownership of us represents a smaller corresponding indirect ownership interest of Amira India. Should we decide to pay dividends to our shareholders in the future, our ability and decision to pay dividends will depend on, among other things, the availability of dividends from Amira India. However, under the terms of some of Amira India’s current secured revolving credit facilities, we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Amira India has not paid or declared any cash dividends on its equity. The declaration and payment of any dividends by Amira India in the future will be recommended by its Board of Directors and approved by its shareholders at their discretion. Under Indian law, a company declares dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders. However, while final dividends can be paid out by a company only after such dividends have been recommended by the Board of Directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the Board of Directors. The shareholders have the right to decrease but not to increase any dividend amount recommended by the Board of Directors.

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

Mr. Karan A. Chanana, our Chairman and Chief Executive Officer, and his affiliates, including various companies controlled by him and direct members of his family, and certain of our other directors, directly or indirectly hold approximately 65.0% (including share options granted and vested) of the outstanding ordinary shares of ANFI as on March 31, 2018. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our Board of Directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the British Virgin Islands where we are currently domiciled, or our voluntary liquidation. As a result, Mr. Chanana and his affiliates can cause, delay or prevent a change of our control, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders with the opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

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

Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have also issued personal guarantees of $235.7 million in favor of lead banks or lenders of certain of our credit facilities; in the event of a default under these credit facilities, the lenders may seek payment from Mr. Chanana and/ or Ms. Daing. As a result of these guarantees, Mr. Chanana and Ms. Daing may have a conflicting interest with our shareholders and/or other creditors of the Company which may not be resolved in our best interest. However, ANFI has indemnified its present and former directors and officers, including Mr. Chanana and Ms. Daing, in accordance with its Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees described above.

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

We could accrue unanticipated tax expenses in relation to previous tax assessment periods which have not yet been subject to a tax audit or are currently subject to a tax audit. In such tax audits, the tax laws or relevant facts could be interpreted by the tax authorities in a manner deviating from the relevant company's view. As a result, the tax authorities could revise original tax assessments, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

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

The Indian government levied GST on sales of branded food products in second half of 2017 resulting in supply chain disruption and also extended operating cash cycle.

Business environment (including legal and regulatory) in India is continuously evolving and there are new laws, regulations and /or ordinances being enacted like demonetization, GST, bankruptcy laws, new and updated banking regulations in India etc. which has a significant impact on the Company’s business. These and continuing changes by the Indian administration have impacts which are not essentially positive for the business environment, as initially anticipated.

All these changes have the potential to create an untested and unfavorable situation for our business, where the impact to our business is unknown. Some vendors have attempted to use and misuse some of these laws against us.  However, these can happen again and create a negative impact on the business.

The Reserve Bank of India in 2018, promulgated the revised framework and guidelines for ‘loan asset’ identification, classification and provisioning for commercial banks in India. Businesses including ours (and individuals) across India, have faced cash management issues in the rapidly evolving regulatory regime in India since early part of fiscal of 2017. As a result, certain of our Indian lenders have classified our loan balances as Non-performing assets (NPAs). This continued impasse with the Indian banks can result in revenues of the Indian subsidiary being severely impacted. The Indian company has been working pro-actively to negotiate the reclassification of its loans with Indian lenders. Collateral offered to banks, being factory land (9 acres out of 17 acres), has been licensed and approved for conversion to residential real estate. This has infact, increased the value of the security for banks and at the same time gives us the opportunity to monetize the asset and reduce the loans in future. However, amidst regulatory and credit tightening, the Indian lender banks have not agreed to reclassify loans extended to us into working capital and real estate loans.

The Government of India has previously banned the export of certain of our products, and future changes in the regulation of our sales to international markets may harm our results of operations and financial condition.

We generated 65.3% of our revenue in fiscal 2018 from products we sold outside India. As such, a portion of such international revenue is subject to the Government of India’s export control laws. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm our results of operations and financial condition. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business and financial condition. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm our results of operations and financial condition. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our results of operations and financial condition.

As the Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

In fiscal 2018, we derived 34.7% of our revenue from sales in India. Based on latest information from the CIA World Factbook, estimates for consumer inflation in India was 3.8% in 2017 and 4.5% in 2016. The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be significantly harmed by political instability, regional conflicts and economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector which depends on the quality of the monsoon, which is difficult to predict. Although the Indian economy has grown significantly, any future slowdown in the Indian economy could harm the demand for the products we sell and, as a result, harm our results of operations and financial condition. India’s trade relationships with other countries and its trade deficit may significantly harm Indian economic conditions. If trade deficits increase or are no longer manageable, the Indian economy, and therefore our business, our financial performance and the price of our ordinary shares could be significantly harmed. India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improved access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly, our business and prospects could be significantly harmed.

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

The regulatory and policy environment in which our business in India operates is evolving and subject to change. Such changes, including the few instances (which are only illustrative and not exhaustive) briefly mentioned below, may adversely affect our business, financial condition, results of operations and prospects, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy:

•	The General Anti Avoidance Rules, are scheduled to come into effect from April 1, 2017. The intent of this legislation is to prevent business arrangements set up with the intent to avoid tax incidence under the IT Act. In the absence of any precedents on the subject, the application of these provisions is uncertain.

•	The Government of India has issued revised Income Computation and Disclosure Standards ("ICDS") that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of "profits and gains of business or profession" and "income from other sources". Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our results of operations and financial condition is uncertain.

•	The Indian Parliament has recently approved the adoption of a comprehensive national goods and services tax ("GST"), regime that will combine taxes and levies by the central and state governments into a unified rate structure. It is not clear, however, how the GST will be applied and implemented, and there can be no assurance that the GST will not result in significant additional taxes being payable, which in turn, may harm our results of operations and financial conditions.

•	The Government of India has also amended its rules which determine the 'tax residency' of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management ("POEM") is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

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

The Basmati rice industry is cyclical and dependent on the results of the Basmati paddy harvest, which occurs for only seven months of the year (September to March). We purchase Basmati paddy from farmers through government regulated agricultural produce markets or through licensed procurement agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is sold as much as 12 months or more (at times up to 24 months) after harvesting and generally commands a price premium. As a result, we typically allow our Basmati paddy to age from six to eight months and our processed Basmati rice to age for an additional four to six months before we sell it. If there is any fall in the price of Basmati rice during the time we hold it for aging, we may not be able to recover, or generate the same margins from, our investment in Basmati paddy or processed rice, which may harm our results of operations and financial condition.

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

We derived 37.0% of our total revenue from our top five customers and distributors in fiscal 2018; the loss of the revenue from any such customer would harm our results of operations and financial condition.

Our top five customers and distributors accounted for 37.0%, 24.0% and 30.4% of our total revenue for fiscal 2018, 2017 and 2016, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers obligating them to buy product from us. Our inability to maintain or further develop our relationships with our key customers and distributors would harm our results of operations and financial condition. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, could harm our sales.

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

As of March 31, 2018, we employed 209 persons (including 35 employees in locations outside of India) to perform a variety of functions in our daily operations. Lower labor costs in India provide us with a cost advantage. However, we have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Furthermore, employee costs have increased in India in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our results of operations and financial condition.

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

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Indian Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 13.0% in fiscal 2018. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures. To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business, results of operations and financial condition. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We did not used any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with Indian laws, Amira India and our other non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Syria and other countries in the region. Iran and Syria are currently sanctions targets. In fiscal year 2018 and 2017, there were no sales to Iran, Syria and Sudan. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

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

In February 2015 and July 2015, we were subject to short sale attacks by a short seller firm. As a result of the short sale attack, we have been subject to two shareholder class action lawsuits before the United States District Court for the Central District of California. See “Business‒Legal Proceedings.” The short sale attack and the ensuing shareholder litigation, resulted in a significant decrease in the value of our shares, exposed us to significant litigation costs, diverted our management's attention from day-to-day operations and negatively affected our credibility and reputation, which in turn disrupted our operations and relationships and negatively impacted our ability to effectively market, distribute and sell our products in various jurisdictions and negative effect on our business, financial condition and results of operations. We may be exposed to additional short sale attacks in the future which could result in operational and reputational harm, which in turn could negatively affect our business, financial condition and results of operations and credit ratings. See also “Management's Discussion and Analysis of Our Financial Condition and Results of Operations‒Factors Affecting Our Results of Operations.”

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

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. We are aware that deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis.

As a public company, we have significant additional requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include an auditor’s attestation report on our internal control over financial reporting in our annual reports on Form 20-F.

On management testing done by us, no significant weaknesses was detected by the management. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

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

We primarily operate in the global packaged rice market and we have focused our efforts on premium, packaged, specialty rice, with a concentration in Basmati rice, a long-grain aromatic rice with favorable health attributes that can be grown only in the geographically indicated region of the Indian sub-continent. The global rice market is a large, staple market with stable growth, while specialty rice and specifically Basmati rice benefits from premium pricing and increasing consumption patterns. The global rice market represented approximately $275 billion in value based on benchmark rice export prices for the international rice trade, according to statistics from Horizon Research in 2012. The Indian rice industry was valued at approximately $50 billion in wholesale prices in 2013 according to the CRISIL equity research report on the Indian rice industry. CRISIL has also estimated the Indian Basmati rice market to be approximately $6.9 billion in fiscal 2014, of which approximately 30% was sold in India and approximately 70% was sold internationally. In recent years, the Basmati rice segment has benefited from increased consumption trends both in India and internationally. According to information provided by APEDA Agri-exchange, WASDE and Jefferies LLC research estimates from September 2016, domestic consumption of Indian Basmati rice has increased at a 4.2% CAGR over the past 10 years, while international sales volumes of Indian Basmati rice have increased at a 3.7% CAGR over the same time period.

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

We have successfully expanded our distribution platform to reach customers across five continents around the world and we continue to invest resources to further establish the Amira brand as a premium, high quality, and packaged specialty rice brand. We also go to market under additional Company owned brands and sub-brands such as Atry, Dum, Guru, Sadry, Sativa, Amira Good Length and Amira Daily Fresh, which allow us to sell at multiple channels and various price points across the value chain to maximize our customer exposure. We have tailored our strategy to local market requirements and continuously focus on developing new value-added products to sell to our customers.

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

We were an “emerging growth company,” as defined in the JOBS Act, enacted on April 5, 2012 until the fifth anniversary of our IPO that expired in 2018. We are required to comply with certain reporting requirements that apply to other public companies.

For the fiscal year ended March 31, 2018, we had revenues of $413.9 million, adjusted EBITDA of $59.0 million, and adjusted profit after tax of $(3.5) million. In fiscal 2018, 2017 and 2016 our revenue was $413.9 million, $551.8 million and $563.4 million, respectively, our adjusted EBITDA was $59.0 million, $70.5 million and $74.7 million, respectively and our adjusted profit after tax was $(3.5) million, $35.1 million and $41.9 million, respectively. For the fiscal year ended March 31, 2018, we derived 34.7% of our revenue from sales in India, 52.9% from sales in the Europe, Middle East and Africa, or EMEA region, 0.4% from sales in the Asia Pacific region (other than India), and 12.1% from sales in North America.

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

Our Strengths

We believe that the following competitive strengths have contributed to our expansion and strong track record and will continue to benefit us over time:

•	A Global Leader in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global manufacturer, marketer and distributor of packaged specialty rice, and primarily Basmati rice, a premium specialty rice that is well known for its long-grain and appealing aroma, and which can only be grown in the geographically indicated region of the Indian sub-continent. Our leadership in the Basmati rice segment represents a distinct competitive advantage since Basmati is a premium rice variety with a long shelf life that generally commands higher prices and is more profitable than other types of rice. The size of the Indian Basmati rice market is approximately $6.9 billion (CRISIL Equity Research Report, 2014), while the overall global rice market is equal to approximately $275 billion (Horizon Research, 2012). Demand for Basmati rice has remained strong over the past 10 years with sales volumes of Indian Basmati rice in both the domestic Indian market and international markets increasing at more than a 3% CAGR during this time period.

•	A Market Leader with a Differentiated Business Model. We believe that we have a unique opportunity within the global premium, packaged specialty rice industry. As one of the few globally focused participants in the packaged rice category, we believe that we have the flexibility to reach customers with differentiated offerings across continents and within the various countries in which we operate. By utilizing our locally based professional management teams, we believe that we are better able to provide localized solutions to our customers' product needs while also maximizing our capital allocation and marketing efforts.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products across five continents around the world accounting for approximately $173.2 million in revenue, or approximately 41.9% of our total revenue for the fiscal year ended March 31, 2018. Our Amira branded sales have grown at a 6.0% CAGR from $121.8 million for the fiscal year ended March 31, 2012 to $173.2 million for the fiscal year ended March 31, 2018. In 2011 and 2013, Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market. Separately, Inc. India, a leading Indian business magazine identified Amira as one of India's fastest growing mid-sized companies multiple times since 2010. In 2013, Amira was voted as one of "Asia's Most Promising Brands" by WCRC group. In 2014-2015, VWP World Brand recognized the Amira Brand as "the Admired Brand of India." We believe that our brand leadership in the Indian rice market is particularly advantageous, given the underlying strength of Indian demographic and economic trends. India's rapidly growing middle class is expected to propel growth in the modern trade channel, which is a core focus area that we expect will outgrow the overall market. In addition to our focus on marketing, we are consistently growing our Amira branded presence by introducing new products to sell to our customers and thereby driving further growth.

•	Global Presence Across Five Continents. We currently sell our products across five continents around the world. We sell our products in India through a network of small privately-owned independent stores (the "general trade" or "traditional retail"), as well as global retailers and regional supermarkets (the "modern trade"). Additionally, we have been selling our products globally for almost forty years and we have built a strong distribution platform throughout the emerging markets, utilizing a combination of direct sales and distributors to sell our products in the general trade and modern trade channels of these localized markets. We have also added substantially to our distribution efforts in the developed world and our products are now sold in many leading retailers in the United States, the United Kingdom and in Continental Europe. Our sales in India have grown at a 4.2% CAGR from $112.0 million in the fiscal year ended March 31, 2012 to $143.5 million for the fiscal year ended March 31, 2018. Our international sales have grown at a 3.7% CAGR from $217.0 million to $270.4 million over the same time period. Amira has been recognized in several years since 2010 by the World Economic Forum as a Global Growth Company, an invitation-only community consisting of approximately 300 of the world's fastest growing companies, including illycaffe S.p.A. and Intralinks.

•	Deep Relationships with Broad Customer Base. We have been operating continuously in India for more than one hundred years and we have been selling our products internationally for nearly forty years. Our experiences have allowed us to develop a deep and extensive customer base with strong relationships among our large international and regional customers who market our products under our brand names, as well as their own. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in our Amira branded, third-party branded and institutional businesses. Our products are sold across five continents around the world by many leading retailers such as Bharti Retail, Big Bazaar, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Metro Cash & Carry, Morrisons, Publix, Reliance Retail Limited, REWE, Safeway Albertsons, Spencer's Retail, Star Bazaar, Tesco, Waitrose, Walmart, Wegman's and Whole Foods. As a result of our global operations and diverse customer base, we have limited customer concentration. For the fiscal year ended March 31, 2018, our top five customers accounted for approximately 37.0% of our total revenue.

•	Broad Product Portfolio that Can Be Tailored to Specific Customer and Regional Requirements. We sell our products through more than 300 SKUs, which includes our premium and everyday Basmati rice offerings, as well as other specialty rice, a growing line of other value-add food products including edible oils and organic product offerings and an opportunistic agricultural business which includes sales of wheat, barley, legumes and other produce to our institutional customers. We have the ability to tailor our products to our customers' needs which allows us to sell at various price points across the value chain and maximize our customer exposure.

•	Flexible, Vertically Integrated, Supply Chain. We are vertically integrated and participate across the entire rice supply chain beginning with the procurement of paddy (unprocessed rice) to its storage, aging, processing into rice, packaging, marketing and distribution. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle. We have long-standing relationships with a large network of procurement agents and a large number of local Indian paddy farmers which allow us to consistently source high-quality paddy. Over the past several years, we have also developed organic sourcing initiatives which allow us to source and sell organic certified products in India, Europe and the United States. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our production capacity to fully meet our product needs. Meanwhile, our international operations also source products from outside India from time to time. We believe that our flexible, vertically integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

•	Sophisticated, Fully Automated Manufacturing Facility. We operate a sophisticated, fully automated and integrated processing and milling facility that is located on nearly 20 acres of land in Gurgaon, Haryana, India. The facility spans a covered area of approximately 310,000 square feet, with a processing capacity of approximately 24 metric tons of paddy per hour. We also own 48.2 acres of land in Karnal, Haryana, India in the vicinity of key Basmati rice paddy producing regions in northern India. We have plans for a new rice processing and milling facility in Karnal, Haryana, which we expect to increase our production capacity to more than 60 metric tons of paddy per hour.

•	Strong Financial Track Record Underpinned by Stable Margins and Robust Discretionary Cash flows. We have a strong financial track record. We have grown our sales at a 9.4% CAGR from $201.7 million for the fiscal year ended March 31, 2010 to $413.9 million for the fiscal year ended March 31, 2018. We have grown our adjusted EBITDA at a 13.5% CAGR from $21.5 million to $59.0 million during the same time period. We have consistent, stable operating margins and our adjusted EBITDA margin has averaged 13.2% over the same time period. Additionally, as a result of our attention to costs, efficient capital spending and an attractive blended tax rate, we have generated significant discretionary cash flows which we define as adjusted EBITDA less capital expenditures and taxes over this time period. In line with our corporate strategy, we have elected to invest in the continued growth of our business by increasing our working capital in order to support our future sales. Our largest financial outlay tends to be the purchase of paddy and rice which we believe is a monetizable asset that can generally be converted into sales at various times throughout its expected life cycle.

•	Strong Management Team with a Track Record of Success. As a family-owned and managed business that has operated since 1915, we have more than a century of experience in the food business. In 2006, our Chairman and Chief Executive Officer, Mr. Karan A. Chanana, assumed responsibility for our operations. Under Mr. Karan A. Chanana's leadership, we have transitioned from a family-owned and managed business to an international, professionally-managed business. Our management team has significant experience in the rice industry and broad knowledge about paddy procurement, processing and marketing activities. We have augmented our management team and Board of Directors by adding individuals with a significant array of global experience.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Pursue our Bi-Focal Business Model Focused on Premium Specialty Rice Segments, with an Emphasis on Basmati. We sell our products under our flagship Amira brand, as well as other Company owned brands and third party brands. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across five continents within only nine years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. Our Amira branded sales accounted for approximately 41.9% of our total revenue or $173.2 million for the fiscal year ended March 31, 2018, a substantial increase from $121.8 million for the fiscal year ended March 31, 2012. As a part of our bi-focal strategy, we also supply our products to third party branded partners. We have been selling products to many of our third party branded partners for generations. These relationships provide stability to our business and grant us visibility over our sales and profits in any given year. In addition, we also continue to add new third party customers over time. The strategic deployment of third party branded products helps us secure footholds into new markets and provides us with proprietary, deep understanding of end markets, consumer preferences and price points, which helps us to obtain insights into the local trends and consumer preferences. This unique knowledge helps us refine our strategy for our branded product offerings to cater to specific needs of each customer segment in those markets, hence allowing for greater chances of success. We have successfully used this strategy to increase our Amira branded presence in both emerging and developed markets. Our third party branded sales accounted for approximately 45.8% of our total revenue or $189.5 million for the fiscal year ended March 31, 2018, compared to $180.7 million for the fiscal year ended March 31, 2012. Basmati remains our core category, accounting for approximately 67.6% of our total revenue for the fiscal year ended March 31, 2018, which stems from our strong presence in our home market and heritage around the category.

•	Expand our Presence in International Markets in both Developed and Emerging Economies, while building upon our Strong Foothold in India. Despite its importance as a staple, the packaged rice market remains highly fragmented in both emerging and developed economies which typically see concentrated market positions across most consumer categories. Additionally we believe that most of these markets have yet to fully realize the full potential of the premium/gourmet, specialty segments within the broader rice category. As a result, we believe that emerging markets across the Middle East, Africa and Asia, and developed markets such as the United States, the United Kingdom and Europe represent compelling growth opportunities for us in the near term. We believe that our unyielding focus on high quality, branded specialty rice will allow us to strengthen our market position over time. Our products are currently sold by major retailers in markets such as: Costco, Publix, Safeway Albertsons and Whole Foods in the United States; Morrisons, Tesco and Waitrose in the United Kingdom; and EDEKA, Kaufland and REWE in Germany. We plan to expand our footprint, building on our existing presence as well as increasing our penetration into new countries. In India, we believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our extensive distribution strength, stemming from more than 200 Indian distributors and 15 company managed distribution centers in India, will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Continue Building on our Local Organization and Infrastructure in Each Market as we Expand Globally. We believe that the presence of local management teams and sales teams in each of our core markets is one of our key strengths and differentiating aspects vis-à-vis other rice players. We employ dedicated sales teams focused on promoting our products on a country and regional basis. This provides us with a superior interface with the customers, allowing us to better promote our products, respond better to consumer trends and preferences, align our value chain, consistently deliver superior products in a timely manner and further strengthen customer relationships. Outside of India, which we cover on a region-by-region basis, we have local teams in the United Kingdom, the United States, Europe and the Middle East. We will continue to invest in our local organization by further additions as we expand into new markets.

•	Drive Margin Expansion through further Vertical Integration and Operating Efficiencies. We have a highly flexible, vertically integrated supply chain and production model. We continuously strive to incorporate incremental elements of the value chain into the Amira owned operations, thereby capturing additional profitability upside and increased margins, while also retaining flexibility. We constructed what we believe was the first automated rice processing facility calibrated for Basmati rice in Gurgaon, Haryana, India in 1995. We made significant improvements to this facility and doubled our production capacity in 2010. We believe this facility remains one of the most sophisticated rice processing plants in India today. We have plans to augment our production capabilities through the construction of a new milling plant at a new facility in Karnal, Haryana, India. We expect the new facility will more than double our production capacity, permitting increased processing of higher margin early stage products and increased economies of scale, thereby enabling improving margins.

•	Develop new Higher Margin, Branded Products in line with Consumer Trends and Preferences. Consistent with our bi-focal business model, we plan to continue to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. In addition to penetrating new markets and increasing our presence in existing markets with our Amira branded and third party branded rice offerings, we are also focused on developing on new branded product offerings such as edible oils, organic categories, snacks and ready-to-eat meals to increase our relevance to consumers and drive further growth. We have leveraged our brand strength and diverse product offerings to allow us to sell our products at various price points across the value chain and maximize our customer exposure. We plan to further penetrate the higher margin, premium segments of the customer proposition through the development of new Amira branded offerings leveraging on our consumer insights, strong global distribution network and established customer relationships.

•	Opportunistic Inorganic Expansion through Small Bolt-on Acquisitions to Expand our Presence. The highly fragmented nature of the industry presents a wide range of opportunities for consolidation and entering new markets and consumer segments. We have a very selective approach towards inorganic growth which is based on an extensive assessment of the target company and the opportunity it presents in terms of growth and synergy extraction potential. For example, in December 2013, we entered the German market through our acquisition of AMIRA BASMATI RICE GMBH EUR, which sells its products under the Amira, Atry, Sadry, Sativa, Scheherazade and Sultan brand names into leading retailers such as Edeka, Metro and Rewe in Germany and in neighboring European countries. We further built upon that acquisition in March 2017, when our German entity acquired a portfolio of packaged specialty rice brands from Euro Basmati GmbH. The brands, which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari are sold primarily in the ethnic channel in the key markets of Hamburg and Berlin.

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

As of March 31, 2018, out of 19.6% of total of Amira India share capital (being non-controlling interest), 17.4% are legally and beneficially owned by Mr. Karan A. Chanana, and his affiliates, including various companies controlled directly by Mr. Chanana and indirectly controlled by him through members of his family. As such, as on March 31, 2018, Mr. Karan A. Chanana’s ownership of ANFI (including of his affiliates) stands at 65.0% (including share options granted and vested). On May 1, 2012, Mr. Karan A. Chanana, in his individual capacity, entered into an agreement with a holder of 1,500,000 equity shares of Amira India (representing 2.2% of the current outstanding equity shares of Amira India) to purchase such shares. This agreement provides that the purchase will be affected when Indian regulatory approval for the purchase is obtained. The price per Amira India share that Mr. Karan A. Chanana will pay was negotiated on an arm’s length basis and will be substantially similar to the purchase price paid by Amira Mauritius for the Amira India shares as described below. Assuming such purchase has occurred, Mr. Karan A. Chanana’s ownership of ANFI (including of his affiliates) stands at 65.0% (including share options granted and vested). As a result, an investor’s ownership of our ordinary shares represents a smaller corresponding indirect ownership of Amira India equity shares.

Governance of Amira Mauritius and Amira India

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the shareholders of Amira Mauritius elect the Board of Directors of Amira Mauritius at its general meeting. ANFI is the sole shareholder of Amira Mauritius, and the Board of Directors of Amira Mauritius consists of Mr. Karan A. Chanana, Mr. Druvnath Damry and Nazia Bibi Mungroo. Under the Indian Companies Act, 2013, as amended, and the articles of association of Amira India, the Board of Directors of Amira India is elected by the vote of shareholders of Amira India holding a majority of its equity shares at its general meeting. Amira Mauritius owns more than a majority of the equity shares of Amira India and the Board of Directors of Amira India consists of Mr. Karan A. Chanana and Mr. Rajesh Arora.

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

Our Organizational Structure

The diagram below illustrates our corporate structure as of March 31, 2018, assuming Mr. Karan A. Chanana has completed the purchase of 1,500,000 equity shares of Amira India as described previously. This diagram does assume the exchange by the shareholders of Amira India of any of their Amira India equity shares for ANFI ordinary shares pursuant to the Exchange Agreement.

(1)	Includes non-controlling interest in Amira India of 19.6% (after considering Share options granted and vested through March 31, 2018). Also, assumes the completion of the purchase by Mr. Karan A. Chanana of 1,500,000 equity shares of Amira India.

(2)	International subsidiaries include:
•	Amira I Grand Foods Inc.
•	Amira Food Pte. Ltd.
•	Amira C Foods International DMCC
•	Amira Foods (Malaysia) SDN. BHD.
•	Amira Ten Nigeria Limited

(3)	Subsidiaries include:
•	Amira K.A. Foods International DMCC
•	Amira Grand I Foods Inc.
•	Basmati Rice North America LLC
•	Amira G Foods Limited

(4)	Subsidiaries include

•	Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe)
35

On February 17, 2017, Mr. Karan A. Chanana completed a gift of 3,500,000 restricted shares to JDIF TRUSTEES SARL as Trustees of the XEATON5 Trust dated November 3, 2016. Mr. Karan A. Chanana's spouse and children are the beneficiaries of the Xeaton 5 Trust.

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

The following table sets forth our significant subsidiaries** as of March 31, 2018:

Name of company	Country of incorporation or establishment	Attributable equity interest held
Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Grand I Foods Inc.	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira K.A. Foods International DMCC	UAE	100% by Amira I Grand Foods Inc. (BVI)

Amira Basmati Rice GmbH EUR*	Germany	100% by Amira Mauritius

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	United States	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	UAE	100% by Amira India

Amira Foods (Malaysia) SDN. BHD.	Malaysia	100% by Amira Food PTE Ltd.

Basmati Rice North America LLC	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira G Foods Limited	United Kingdom	100% by Amira I Grand Foods Inc. (BVI)

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC

* Formerly known as Basmati Rice GmbH Europe

**A new company named Amira International Finance B.V. has been incorporated in Netherlands on July 30, 2018. Amira International Finance B.V. is a 100% owned subsidiary of Amira Nature Foods Limited.

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice, which accounted for 67.6% of our revenues for the fiscal year ended March 31, 2018. We also sell non-Basmati specialty rice and provide ready-to-eat snacks and edible oils, and are launching numerous additional rice, snack and ready to heat meal products. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

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

•      Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice

•      Value alternative commonly used as an "everyday" Basmati and by restaurants or catering companies

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

Customers and Sales Channels

We sell our products through a broad distribution network across five continents throughout the world. Our Amira branded products are sold by Indian retailers such as Bharti Retail, Big Bazaar, Metro Cash & Carry, Reliance Retail Limited, Spencer’s Retail and Star Bazaar. We also sell in India to traditional retail (small, privately owned independent stores, typically at a single location) which we access through our distributor network. Internationally, our Amira branded products are sold by global retailers such as, Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrisons, Publix, REWE, Safeway Albertsons, Tesco, Waitrose, Walmart, Wegman’s and Whole Foods. We also sell our products in India and internationally through the food service channel. Our third party branded products are sold to many international and regional customers, such as Indonesia’s Business State Logistics Agency (Bulog) and Platinum Corp. FZE, who market them under their own brands through their own distribution networks. Third party sales provide a level of sales visibility as they are made during January-March for delivery during the year. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 37.0% and 24.0% of our revenue for the fiscal years ended March 31, 2018 and 2017, respectively. Our two largest customers or distributors accounted for approximately 28.7% and 10.7% of our revenue during the fiscal years ended March 31, 2018 and 2017, respectively.

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

Sales, Marketing and Distribution

As of March 31, 2018, we had 55 employees working in sales, marketing and distribution around the world. We now have 15 company-managed distribution centers in India compared to just one at the time of our IPO. We believe this will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations. We support our sales force using a marketing strategy including extensive media advertising in both Indian and international markets. We use television, radio and print advertisements to promote the Amira brand name to our end-users.

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

Employees

As of March 31, 2018 and 2017, we had 209 and 236 full-time employees, respectively. As of March 31, 2018, we had 49 full time employees working in our finance, accounting & legal department, 55 working in sales, marketing & distribution, 47 working in HR, IT & administration, and 58 working in operations and processing facility. We have entered into employment agreements with all of our fulltime employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

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

On February 10, 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California. The complaints, which were subsequently consolidated, named the Company and certain of our current and former officers and directors as defendants. The consolidated lawsuit purported to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.

We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss the complaint in its entirety. The second amended class action complaint was also dismissed on August 12, 2016. The Plaintiffs did not file a third amended complaint in the time permitted by the judge. On August 26, 2016, the Plaintiffs filed a motion for relief from the Court’s order on the motion to dismiss. The Plaintiff’s motion was denied on December 18, 2017.

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

On April 30, 2018, we initiated an action in Dubai International Financial Centre Court against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to us in the amount $4,134,000 upon its receipt of funds from our customer as required by the Irrevocable Letter. We are seeking damages, costs and injunctive relief against IDBI. We were provided interim relief by the court and the money was paid. We have further pursued case against IDBI Bank Limited for damages and costs. This has risk pertaining to cancellation of the facility extended by IDBI Bank Limited, though.

The conversion of the zoning of a portion of Amira India’s real estate from factory to residential use requires Amira India’s existing lenders to amend and/or refinance the existing debt of Amira India to include the re-zoned real estate as collateral. Our discussions with Amira India’s existing lenders regarding an amendment to the terms of the existing debt agreements or a refinance are ongoing and we have already proposed them to reclassify the debt between real estate and working capital. One of our financial lenders in India (part of the consortium banking arrangement, entered in late 2015) has applied to NCLT (National Country Law Tribunal), under section 9 of the Insolvency and Bankruptcy Code, 2016 and forcing us to repay the loan an amount of $14.1 million (as per their application) extended to us. The application has not been admitted as at the filing of the annual report in this Form 20F. The Company believes the stand of the financial creditor is without merit and unwarranted and driven by general tightening credit environment.

Seasonality of our Business

Our revenue is typically higher from October through March than from April through September. Due to inherent seasonality in our business, our results may vary over reporting periods. We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati paddy and sell finished Basmati rice. Our average combined holding period of processed Basmati rice and paddy is as much as 12 months or more (at times up to 24 months). Accordingly, we maintain substantial levels of working capital indebtedness that is secured by this inventory. Our results of operations may also be impacted by fluctuations in foreign currency. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Foreign exchange fluctuations.”

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

Principal Operating Facilities

As of March 31, 2018, our material properties consist of one office and one processing facility in India, seven international offices (one each in Dubai, Germany, Malaysia, Singapore, the United Kingdom and two offices in the United States), 15 distribution centers in India, 9 warehouse facilities in India, as well as additional warehousing facilities in in Dubai, Germany and the United States. We own our processing facility and lease our other properties.

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

Factors Affecting our Results of Operations

Our results of operations, cash flows and financial condition are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2018, 2017 and 2016, we derived 67.6%, 75.2% and 66.0% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing and strong demand. According to CRISIL, total sales of Indian Basmati rice were approximately $6.9 billion in 2014, of which approximately 70% was sold internationally and 30% was sold in India. While we expect growth to remain strong over time, we cannot guarantee that such growth materialize every year, furthermore any negative change in customer preferences for Basmati rice may result in reduced demand and could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2018, 2017 and 2016, our revenue from international sales was $270.4 million, $276.6 million and $317.6 million, respectively, and accounted for 65.3%, 50.1% and 56.4% respectively, of our revenue in these periods. We sold our products to customers across five continents and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2018	FY 2017	FY 2016
	(Amount in $ million)
EMEA	218.8	242.8	299.2
Asia Pacific (excluding India)	1.5	6.1	5.9
North America	50.1	27.7	12.5
Total	270.4	276.6	317.6

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

Sales of Amira branded products in India and international markets

Our Amira branded products were formally launched in 2008. In fiscal 2018, Amira branded products sales amounted to $173.2 million. Our Amira branded products are sold through distributors to general retail (mom and pop stores) and also by retailers in India such as Bharti’s Easy day, Reliance Retail Limited, Big Bazaar, Metro Cash & Carry, Spar, Spencer’s Retail and Star Bazaar (Tesco in India), Walmart, and by global retailers including both emerging and developed markets such as Carrefour, Costco, EDEKA, HEB, Jetro Restaurant Depot, Kaufland, Morrison’s, Publix, REWE, Safeway Albertsons, Tesco (UK), Waitrose and through the foodservice channel.

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

Cost of capital and working capital cycle

We procure most of our Basmati paddy between September and March. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between the time of purchase of raw material - Basmati paddy and the final sale of packaged Basmati rice. Our combined holding period of processed Basmati rice and paddy is as much as 12 months or more (at times up to 24 months). Hence, we maintain substantial levels of short term indebtedness, primarily in the form of secured revolving credit facilities that are secured primarily by this inventory. As of March 31, 2018, 2017 and 2016, we had $250.2 million, $224.4 million and $209.4 million of total indebtedness, respectively, of which 100% had floating rates of interest. Any fluctuations in interest rates may directly affect the interest costs of such loans, and could harm our results of operations. For more information, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

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

Procurement and cost of Basmati paddy and aged rice

Our primary raw materials are Basmati paddy and semi-processed rice. Our business and results of operations are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati paddy and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2018, 2017 and 2016 were 115.9%, 82.8% and 80.7%, respectively. Since Basmati paddy crop is grown once a year, we are required to complete most of our annual procurement during the period between September and March. Basmati paddy available during this period is generally of superior quality compared to paddy available during the off-season. We purchase small quantities of paddy in the off-season to supplement our annual procurement and to benefit from lower paddy prices.

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

Foreign exchange fluctuations

Our international sales account for a significant percentage of our revenue, and are primarily denominated in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2018, 2017 and 2016, our revenue from international sales was 65.3%, 50.1% and 56.4%, respectively, of our revenue. As of March 31, 2018, foreign currency receivables were $0.8 million.

Since most of our operations are located in India, our operating and other expenditures are denominated principally in Rupees. Depreciation of the Rupee against the U.S. dollar and other foreign currencies could cause our products to be more competitive in international markets compared to our competitors from other countries. Appreciation of the Rupee could also cause our products to be less competitive by raising our prices in terms of such other currencies, or alternatively require us to reduce the Rupee price we charge for international sales, either of which could harm our profitability. Our foreign currency exchange risks arise from the mismatch between the currency of a substantial majority of our revenue and the currency of a substantial portion of our expenses, as well as timing differences between receipts and payments which could result in an increase of any such mismatch. We have historically entered into forward foreign exchange contracts taken against sales contracts to hedge against our foreign exchange rate risks in connection with our international sales. There were no Forward foreign currency exchange contracts outstanding as of March 31, 2018 and 2017 and there were $16.5 million Forward foreign currency exchange contracts outstanding as of March 31 2016 respectively. Our results of operations have been impacted in the past and may be impacted by such fluctuations in the future. For example, the Indian Rupee depreciated significantly against the U.S. dollar during fiscal 2018, and this nature of depreciation in the future, may impact our results of operations in future periods.

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

•	Our results of operations for the fiscal years ended March 31, 2018, 2017 and 2016, respectively, were as follows:

	(Amounts in USD)
	Fiscal years ended
	March 31, 2018	March 31, 2017	March 31, 2016
Revenue	$413,901,480	$551,830,966	$563,451,016
Other income	5,031,827	48,833	956,336
Cost of materials	(373,451,132)	(492,189,652)	(432,030,831)
Change in inventory of finished goods	(106,193,580)	35,517,661	(22,509,438)
Employee benefit expenses	(6,797,731)	(8,753,175)	(12,884,266)
Depreciation and amortization	(1,617,118)	(1,778,968)	(2,061,698)
Freight, forwarding and handling expenses	(2,535,261)	(3,139,061)	(9,082,563)
Other expenses	(12,705,159)	(14,905,710)	(23,275,173)
	$(84,366,674)	$66,630,894	$62,563,383
Finance costs	(34,108,621)	(29,272,826)	(27,063,456)
Finance income	29,669	263,231	1,187,095
Other gains and (losses)	4,908,564	(1,512,928)	1,123,900
Profit/(loss) before tax	$(113,537,062)	$36,108,371	$37,810,922
Income tax expense	19,941,298	(4,596,968)	(4,897,325)

Profit/(loss) after tax for the year	$(93,595,764)	$31,511,403	$32,913,597
Profit/(loss) after tax for the year attributable to:
Shareholders of the Company	(78,222,174)	25,087,388	25,792,843
Non-controlling interest	(15,373,590)	6,424,015	7,120,754

Earnings per share
Basic earnings per share	$(2.30)	0.84	0.90
Diluted earnings per share	$(2.30)	0.84	0.90

(1)	Basic earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted. The dilutive impact of total share options 1,465,183 granted to Mr. Karan A. Chanana in the years ended March 31, 2018, 2017, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2016) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2018 and 2017

Our results of operations for fiscal 2018 and 2017, respectively, were as follows:

Revenue

Revenue for fiscal 2018 was $413.9 million, a decrease of $137.9 million or 25.0% compared to $551.8 million in fiscal 2017. The revenue decline was primarily driven by decrease sale volume in the Company’s India markets and to an extent in International markets business. The decline has been partly set off by increase in price realisations for basmati and non-basmati. Notably, two of our key markets, India and UAE implemented country-wide indirect taxes (GST in India and VAT in UAE).

Revenue for our Amira branded and third party branded products was $362.7 million in fiscal 2018, compared to $505.8 million for the same period in fiscal 2017. Our Amira branded sales were $173.2 million and accounted for 41.9% of total sales, compared to $245.6 million accounting for 44.5% of total sales in 2017. Decline in Amira branded products was driven largely by levy of GST (Goods and Service Tax) in India on branded food products in the second half of 2017. Third party branded sales were $189.5 million in fiscal 2018 compared to $260.2 million in fiscal 2017. Sales to the Company’s institutional customers were $51.2 million during fiscal 2018 compared to $46.0 million in fiscal 2017.

Revenue in India was $143.5 million in fiscal 2018, a decrease of $131.7 million or 47.8% compared to $275.2 million in fiscal 2017. Revenue decline in India was positively impacted by the appreciation of the Indian rupee against the U.S. dollar in fiscal 2018. Our sales in India, decreased by approximately 49.9%, when measured in Indian rupees in fiscal 2018. Our sales in India were also impacted by lower volumes of Basmati rice offset to an extent by better prices for Basmati rice.

Revenue from international sales decreased by $6.3 million, or 2.3%, to $270.4 million in fiscal 2018 from $276.6 million in fiscal 2017, primarily due to lower sales volumes, as well as lower pricing for institutional products sold internationally to our institutional customers which were offset in part by higher pricing of Basmati rice.

In Fiscal 2018, tightening of regulatory and credit environment in financial sector in India, resulted in non-availability of sufficient working capital, adversely impacting our cash-to-cash cycle and achievement of revenue targets for the fiscal. The Indian entity entered into certain business transactions with its buyers and suppliers involving sales and purchase of basmati rice worth $93.2 million. Although the sales was originated and generated by the business of Indian company, in accordance with IAS 18 and after careful evaluation of underlying documents, the group concluded and determined, that it acted primarily as an agent in those transactions. In accordance with IAS 18 Revenue recognition, the group has decided to recognize the net commission income from such transactions, instead of recognizing the revenue on gross basis. The net income has been recognized as ‘other income’.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2018		FY 2017
	Amount in $ million	%	Amount in $ million	%
India	143,515,397	34.7%	275,183,618	50.1%
EMEA	218,805,726	52.9%	242,773,808	44.0%
Asia Pacific (excluding India)	1,465,763	0.4%	6,137,993	1.1%
North America	50,114,594	12.0%	27,735,547	5.0%
Total	413,901,480	100.0%	551,830,966	100.0%

Other income

Other income increased to $5.0 million in the year ended March 31, 2018 compared to $48,833 in the year ended March 31, 2017. The commission income (as explained above) has been recognized as ‘other income’.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $479.6 million or 115.9% of revenue in fiscal 2018, compared to $456.7 million or 82.8% of revenue in fiscal 2017, primarily reflecting the higher input costs. Notably, the group recognized provision for impairment of inventory (being one-time expense) for the amount of $134.0 million in fiscal 2018. Accordingly, in fiscal 2018, adjusted cost of materials* (including change in inventory of finished goods) is 83.5% of the revenue, compared to 82.8% of revenue in fiscal 2017.

We carry inventories for a regular period of time and at times upon careful consideration, inventories are written off on their natural qualitative deterioration. However, this year we identified certain deterioration in quality of inventories primarily due to large number of warehousing facilities spread across India, the mismatch in cash-to-cash cycle and sporadic unfavourable weather conditions. The management believes these are one-time events driven largely by macro-economic conditions as also, by uncontrollable external factors. This deterioration in quality of inventory results into a higher percentage of broken rice content upon processing. The management has decided, consciously and conservatively, to recognise a provision for impairment of inventories for $134.0 million, considering the adjustment in its realisable value.

Also, notably, one of our significant markets – India, implemented a nation-wide GST (Goods and Service tax) in July 2017 onwards (including on sales of branded food products). This implementation of GST by Government of India was done without giving due time and a reasonable moratorium period. Coupled with adverse impact of credit tightening and implementation of GST led to negative impact on revenues and cash flows.

*(Adjusted cost of materials is arrived at as summation of cost of materials and change in inventories of finished goods, after taking the impact of impairment of inventory values)

Employee benefit expenses

Employee benefits expenses decreased by $2.0 million to $6.8 million in fiscal 2018 from $8.8 million in fiscal 2017, primarily due to a reduction in the number of employees versus the prior year. As a percentage of revenue, employee benefit expenses were 1.6% and 1.6% in fiscal 2018 and 2017, respectively.

Depreciation and amortization

Depreciation and amortization expense marginally decreased by $0.2 million to $1.6 million in fiscal 2018 as compared to $1.8 million in fiscal 2017. As a percentage of revenue, depreciation and amortization costs remained same at 0.3% in fiscal 2018 and 2017, respectively.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $ 2.5 million or 0.5% of sales in fiscal 2018 compared to $3.1 million or 0.6% of sales in fiscal 2017.

Other expenses

Other expenses decreased by $2.2 million, or 14.8%, to $12.7 million in fiscal 2018 from $14.9 million in fiscal 2017. As a percent of revenue, other expenses decreased to 3.1% in fiscal 2018 from 2.7% in fiscal 2017.

Finance costs

Finance costs were $34.1 million in fiscal 2018 compared to $29.3 million in fiscal 2017. The increase of $4.8 million is in line with increase in our debt from $224.4 million in fiscal 2017 to $234.0 million in fiscal 2018.

Finance income

Finance income was $0.03 million in fiscal 2018 compared to $0.26 million in fiscal 2017 driven by a lower balance of cash and other marketable securities.

Other gains and (losses)

Other gains and losses was a gain of $4.9 million in fiscal 2018 compared to a loss of $1.5 million in fiscal 2017 primarily due to the impact of a stronger dollar relative to rupee.

Profit before tax

Profit before tax decreased by $149.6 million, or (414.4%) to a loss of $113.5 million in fiscal 2018 from a gain of $36.1 million in fiscal 2017. This decrease was primarily due to a decrease in revenue and increase in cost of material margins and one-time provision created on impairment of inventory. Profit before tax as a percentage of revenue was (27.4%) and 6.5% in fiscal 2018 and fiscal 2017.

Income tax expense

Corporate tax expense was $(19.9) million in fiscal 2018 as compared to expense of $4.6 million in fiscal 2017. We recognized our income tax liability of $(0.7) million and deferred tax liability of $0.8 million as of March 31, 2018. Deferred income taxes are calculated using a balance sheet liability method on temporary differences between the carrying amount of assets and liabilities and their tax bases using the tax laws that have been enacted or substantively enacted as on the reporting date.

Profit after tax

Profit after tax decreased by $125.1 million, or (397.0%), to a loss of $93.6 million in fiscal 2018 from a gain of $31.5 million in fiscal 2017 as explained above. Profit after tax as a percentage of revenue was to (22.6%) in fiscal 2018 compared to 5.7% in fiscal 2017.

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

Revenue in India was $275.2 million in fiscal 2017, an increase of $29.3 million or 11.9% compared to $245.9 million in fiscal 2016. Revenue growth in India was negatively impacted by the depreciation of the Indian rupee against the U.S. dollar in fiscal 2017. Our sales in India, increased by approximately 14.8%, when measured in Indian rupees in fiscal 2017. Our sales in India were also impacted by lower prices for Basmati rice, offset by higher volumes of Basmati rice.

Revenue from international sales decreased by $40.9 million, or 12.9%, to $276.6 million in fiscal 2017 from $317.5 million in fiscal 2016, primarily due to lower sales volumes to our institutional customers, as well as lower pricing for Basmati rice sold internationally which was offset in part by higher volumes of Basmati rice.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2017		FY 2016
	Amount in $ million	%	Amount in $ million	%
India	275.2	50.0%	245.9	43.6%
EMEA	242.8	44.0%	299.2	53.1%
Asia Pacific (excluding India)	6.1	1.0%	5.8	1.1%
North America	27.7	5.0%	12.5	2.2%
Total	551.8	100.0%	563.4	100.0%

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

	FY 2018		FY 2017
	Six months ended		Six months ended
	March 31, 2018*	September 30, 2017	March 31, 2017*	September 30, 2016
Revenue	184,971,844	228,929,636	340,906,282	210,924,684
Other income	5,012,717	19,110	29,151	19,682
Cost of material	(148,189,775)	(225,261,357)	(309,210,852)	(182,978,800)
Change in inventory of finished goods	(143,153,777)	36,960,197	22,743,524	12,774,137
Employee benefit expenses	(3,494,611)	(3,303,120)	(4,191,503)	(4,561,672)
Depreciation and amortization	(786,280)	(830,838)	(842,697)	(936,271)
Freight, forwarding and handling expenses	(1,627,670)	(907,591)	(1,742,222)	(1,396,839)
Other expenses	(6,472,653)	(6,232,506)	(6,510,283)	(8,395,427)
	(113,740,206)	29,373,531	41,181,400	25,449,494
Finance costs	(17,113,806)	(16,994,815)	(15,275,389)	(13,997,437)
Finance income	974	28,695	115,624	147,607
Other gains and (losses)	4,234,887	673,677	(381,974)	(1,130,954)
Profit/(loss) before tax	(126,618,151)	13,081,088	25,639,661	10,468,710
Income tax (expense)/credit	21,499,609	(1,558,311)	(4,162,644)	(434,324)
Profit/(loss) after tax	(105,118,542)	11,522,777	21,477,017	10,034,386

*The figures of the last half year of the fiscal year are arrived at as the balancing figures between the annual audited figures in respect of the full fiscal year and the published year-to-date unaudited figures up to the September 30, of the relevant fiscal year.

Liquidity and Capital Resources

As of March 31, 2018, we had debt and liabilities in the following amounts:

•	secured revolving credit facilities, aggregating $198.0 million;
•	other facilities, aggregating $34.5 million;
•	related party debt, aggregating $16.4 million;
•	term loan facilities (including current portion of long-term debt amounting to $1.4 million), aggregating $1.4 million;

•	vehicle loans (including current portion of vehicle loan amounting to $0.01 million), aggregating $0.03 million; and

•	trade payables, aggregating $11.7 million.

Debt incurred under our secured revolving credit facilities bears interest at variable rates of interest, determined by reference to the relevant benchmark rate. Most of our debt is denominated in Rupees.

As of March 31, 2018, the Group had Nil undrawn financing facilities which remained available for drawdown under existing financing arrangements

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2018	2017	2016
Secured revolving credit facilities	Floating Rates of Interest	14.7%	14.5%	14.0%
Other facilities	Floating Rates of Interest	12.45%	9.7%	9.9%
Related party debt – Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%	11.6%
Related party debt – Others	Fixed Rate of Interest	9.4%	9.4%	9.4%
Term loans	Floating Rate of Interest	18.30%	13.0%	12.5%
Vehicle loan	Fixed Rate of Interest	4.62%	7.0%	11.4%
Trade payables	Fixed Rate of Interest	-	21.0%	21.0%

The Group has paid interest to certain suppliers for the payments made beyond the normal credit period as required under “Association of artiyas (agents)”.

Our secured revolving credit facilities have been provided to us by a consortium of 11* banks (Canara Bank, ICICI Bank, Oriental Bank of Commerce, Indian Overseas Bank, Yes Bank, Bank of India, State Bank of India, State Bank of Hyderabad, Bank of Baroda, Vijaya Bank, Punjab National Bank and IDBI Bank), while the term loan facilities have been provided by ICICI Bank. (*State Bank of India and State Bank of Hyderabad (two of the banks comprising of the consortium) merged during the year)

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman and Chief Executive Officer) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”). Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have guaranteed the repayment of the secured revolving credit facilities, up to a sum of 1.4 million, along with any applicable interest and other charges due to the consortium. In the event that Amira India defaults in its payment obligations, Canara Bank has the right to demand such payment from Mr. Karan A. Chanana and/or Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”), who are obligated under the terms of the personal guarantees to make such payment. Ms. Anita Daing was a director of Amira India until May 23, 2016.

Additionally, personal guarantees containing similar terms have been issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of ICICI Bank for amounts not exceeding $235.7 million guaranteeing repayment of the term loan facilities availed by Amira India from these banks.

ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana and Ms. Anita Daing, in accordance with its Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Karan A. Chanana’s and Ms. Anita Daing’s personal guarantees described above.

Under the terms of some of Amira India’s current secured revolving credit facilities (representing less than 10% of our total debt outstanding as of March 31, 2018), we need the consent of lenders under our current secured revolving credit facilities to declare dividends for any year except (i) out of profits relating to that year after meeting all the financial commitments to the bank(s) and making all other due and necessary provisions and (ii) that no default had occurred in any repayment obligations during the year. Additionally, such financing arrangements contain limitations on Amira India’s ability to:

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

In fiscal 2018, 2017 and 2016, we spent $0.4 million, $0.1 million and $0.6 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2018, our primary sources of liquidity, aside from our secured revolving credit facilities, were $1.2 million of cash and cash equivalents.

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $258.3 million as of March 31, 2018.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $66.0 million as of March 31, 2018.

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

As of March 31, 2018, the Group had nil undrawn financing facilities which remained available for drawdown under our existing financing arrangements. The Indian company is carrying negotiation and dialogue with banks to reclassify its debt between working capital and real estate. The current factory land is owned by the Indian Company. Approximately, 9 acres of the total of 17 acres of factory land has already been converted and licensed as residential real estate. The balance of 8 acres of factory land is under advanced stage of approval and licensing for conversion. We are in the process of injecting liquidity through various means like land base monetization etc. Management is confident to address the issue of liquidity.

However, as mentioned in our risk factors, due to tightening of regulatory and credit environment in India, banks have not agreed to reclassify our debt into working capital and real estate. This has resulted in some of the banks classifying the loan to Indian Company as Non-performing assets. The Indian Company is in the process of monetizing its assets and attempting to raise fresh capital.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2018	2017	2016
	(Amount in $ million)
Net cash generated from/(used in) operating activities	(28.4)	5.8	(6.5)
Net cash generated from/(used in) investing activities	1.4	3.3	1.8
Net cash generated from/(used in) financing activities	7.6	(18.6)	(21.8)
Effect of change in exchange rate on cash and equivalents	3.7	8.9	(2.8)
Net increase/(decrease) in cash and cash equivalents	(15.6)	(0.6)	(29.3)
Cash and cash equivalents at the beginning of the year	16.8	17.4	46.7
Cash and cash equivalents at the end of the year	1.2	16.8	17.4

Net cash generated from/ (used in) operating activities

In fiscal 2018, net cash generated from/(used in) operating activities was $(28.4) million in comparison to net cash used of $5.8 million in fiscal 2017.

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

Net cash used in investing activities

In fiscal 2018, cash generated from investing activities was $1.4 million compared to cash generated of $3.3 million in fiscal 2017 which was primarily due to interest income slightly offset by capital expenditure.

In fiscal 2017, cash generated from investing activities was $3.3 million compared to cash generated of $1.8 million in fiscal 2016 which was primarily due to interest income slightly offset by capital expenditure.

Net cash generated from financing activities

In fiscal 2018, cash flow from financing activities was $7.6 million which was primarily due to the net proceeds of $33.5 million from the incurrence of short-term debt. We repaid long-term debt of $0.02 million and interest of $25.9 million during the fiscal 2018.

In fiscal 2017, cash used in financing activities was $18.6 million which was primarily due to the net proceeds of $9.4 million from the incurrence of short-term debt. We repaid long-term debt of $0.5 million and interest of $27.5 million during the fiscal 2017.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2018:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	1.4	1.4	-	-	-
Non-Current portion of Long Term Debt	0.1	-	0.1	-	-
Interest liability	0.2	0.2	-	-	-
Total Long-Term Debt Obligations (A)	1.7	1.6	0.1	-	-
Operating Lease Obligations (B)	0.3	0.3	-	-	-
Short-Term Debt Obligations:
Current Debt	250.2	250.2	-	-	-
Less: Current portion of Long-Term Debt	(1.4)	(1.4)	-	-	-
Trade Payables	11.7	11.7	-	-	-
Other Financial Liabilities	7.3	7.3	-	-	-
Total Short-Term Debt Obligations (C)	267.8	267.8	-	-	-

Total Contractual Obligations (A)+(B)+(C)	269.8	269.7	0.1	-	-

Capital commitments

Capital commitments net of advances amounted to $8.5 million, $8.5 million and $8.4 million as of March 31, 2018, 2017 and 2016 respectively.

Inflation

Our results of operations and financial condition have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2018, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

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

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for fiscal 2018, fiscal 2017 and fiscal 2016, respectively, other one-time legal & professional charges for fiscal 2018, 2017 and fiscal 2016 and one-time provision for impairment of inventory in fiscal 2018;

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for fiscal 2018, fiscal 2017 and fiscal 2016, respectively, other one-time legal and professional charges for fiscal 2016, 2017 and 2018; and one-time provision for impairment of inventory in fiscal 2018;

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

(7) Adjusted Cost of goods sold as Cost of goods sold after accounting for the impact of impairment of inventories.

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

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2018	2017	2016
	(Amount in $)
Profit/(loss) after tax (PAT)	(93,595,764)	31,511,403	32,913,597
Add: Income tax expense	(19,941,298)	4,596,968	4,897,325
Add: Finance costs (net of finance income)	34,078,952	29,009,595	25,876,361
Add: Depreciation and amortization	1,617,118	1,778,968	2,061,698
EBITDA	(77,840,992)	66,896,934	65,748,981
Add: Non-cash expenses for share-based compensation	1,205,809	1,312,250	3,523,412
Add: One-time provision for impairment of inventory	133,984,426	-	-
Add: One-time legal & professional charges	1,695,323	2,295,995	5,461,146
Adjusted EBITDA	59,044,566	70,505,179	74,733,539

2.	Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2018	2017	2016
	(Amount in $)
Profit/(loss) after tax (PAT)	(93,595,764)	31,511,403	32,913,597
Add: Non-cash expenses for share-based compensation	1,205,809	1,312,250	3,523,412
Add: One-time provision for impairment of inventory (net of taxes)	87,164,908	-	-
Add: One-time legal & professional charges	1,695,323	2,295,995	5,461,146
Adjusted profit/(loss) after tax	(3,529,724)	35,119,648	41,898,155

3.	Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2018	2017	2016
		(Amount in $)

Profit/(loss) after tax (PAT)		(93,595,764)	31,511,403	32,913,597
Profit attributable to Shareholders of the company	(A)	(78,222,174)	25,087,388	25,792,843
Weighted average number of shares (for Basic earnings per share)	(B)	34,064,348	29,822,470	28,805,738
Weighted average number of shares (for diluted earnings per share)	(C)	34,064,348	29,822,470	28,805,738
Basic earnings per share as per IFRS	(A) ÷ (B)	(2.30)	0.84	0.90
Diluted earnings per share as per IFRS	(A) ÷ (C)	(2.30)	0.84	0.90

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E) = (C) + (D)	41,069,782	36,827,904	35,811,172

Profit/(loss) after tax (PAT)		(93,595,764)	31,511,403	32,913,597
Add: Non-cash expenses for share-based compensation		1,205,809	1,312,250	3,523,412
Add: One-time provision for impairment of inventory (net of taxes)		87,164,908	-	-
Add: One-time legal & professional charges		1,695,323	2,295,995	5,461,146
Adjusted profit/(loss) after tax	(F)	(3,529,724)	35,119,648	41,898,155

Adjusted earnings per share	(F) ÷ (E)	(0.09)	0.95	1.17

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

		Fiscal year ended March 31,
	2018	2017	2016
	(Amount in $)
Current assets:
Inventories	161,278,863	273,063,839	239,048,161
Trade receivables	258,331,963	209,673,239	189,702,525
Derivative financial assets	-	-	439,488
Other financial assets	3,612,232	5,467,164	5,577,017
Prepayments	65,977,255	47,272,153	22,572,280
Other current assets	1,170,200	664,553	1,282,267
Cash and cash equivalents	1,216,642	16,831,655	17,412,501
Total current assets	491,587,155	552,972,603	476,034,239

Current liabilities:
Trade payables	11,741,143	13,004,865	14,513,988
Debt	250,204,044	224,391,280	208,924,196
Current tax liabilities (net)	-	15,799,116	15,716,854
Derivative financial liabilities	-	-	453
Other financial liabilities	7,285,473	12,259,830	6,856,677
Other current liabilities	871,160	1,101,744	1,197,855
Total current liabilities	270,101,820	266,556,835	247,210,023

Working Capital (Total current assets minus Total current liabilities)	221,485,335	286,415,768	228,824,216
Less: Cash and cash equivalents	1,216,642	16,831,655	17,412,501
Add: Current debt	250,204,044	224,391,280	208,924,196
Adjusted net working capital	470,472,737	493,975,393	420,335,911

5.	Reconciliation of total current and non-current debt to net debt:

		Fiscal year ended March 31,
	2018	2017	2016
	(Amount in $)
Current debt	250,204,044	224,391,280	208,924,196
Non-current debt	27,430	48,743	518,056
Total current and non-current debt as per IFRS	250,231,474	224,440,023	209,442,252
Less: Cash and cash equivalents	1,216,642	16,831,655	17,412,501
Net debt	249,014,832	207,608,368	192,029,751

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth as of March 31, 2018, information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	45	Chairman of the Board of Directors and Chief Executive Officer
Varun Sethi	36	Chief Financial Officer
Neal Cravens(1)(2)(3)*	65	Independent Director
Robert Wagman(1)(2)(3)	54	Independent Director
Nathalie Dauriac*	40	Independent Director
Harash Pal Sethi(1)(2)(3)	68	Independent Director
Rajesh Arora	53	Managing Director of Amira India
Alireza Yazdi	50	Vice President of Amira I Grand Foods Inc., USA

* New director Herve Larren joined the board as independent director in May 2018. Neal Cravens retires on October 16, 2018 and is replaced by Mohit Malik on the Board and also the Audit Committee. Nathalie Dauriac resigned on May 17, 2018.

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Compensation Committee**

Mr. Karan A. Chanana has been our Chief Executive Officer and Chairman of the Board of Directors since our Initial Public Offering in 2012. His employment agreement as CEO of ANFI expired in July 2017 and has since not been renewed. Mr. Chanana became Chief Executive Officer of Amira India in 2006 and has been a Director of Amira India since 1994. Mr. Chanana has previously served as the Chairman for the Food Processing Value Addition Council of the Associate Chamber of Commerce and Industry of India and as a member of various committees of the Confederation of Indian Industries, including the Agricultural Committee. Mr. Chanana received a Bachelor of Commerce degree from the University of Delhi in 1993.

Mr. Varun Sethi, has been our Chief Financial Officer since August 11, 2017. From April 2012 to April 2013 and from July 2016 to present, Varun Sethi has worked for Amira, as part of its corporate finance and financial reporting team. From November 2015 to September 2016, Varun Sethi worked for Protiviti Consulting (formerly Arthur Anderson Consulting) based in Delhi NCR providing transaction and financial advisory services involving accounting advisory for International Financial Reporting Standards (“IFRS”) and U.S. Generally Accepted Accounting Principles (“GAAP”) for Indian and multinational clients. Varun Sethi has also held positions at Ernst & Young and Grant Thornton in India. Varun Sethi’s professional experience includes capital markets and transactions advisory, financial due diligence and valuations, IFRS & US GAAP accounting advisory for Indian and multinational companies, statutory audit and risk audits of businesses. His experience spans consulting projects in sectors including consumer goods and services, real estate, pharmaceuticals and manufacturing sectors.  Mr. Varun Sethi received his Chartered Accountancy degree from Institute of Chartered Accountants of India (ICAI) in July of 2004 and attained a Bachelors of Commerce (Honours) degree from the University of Delhi, India in May of 2003. In February of 2007, Varun Sethi became a Certified Information Systems Auditor from the Information Systems Audit and Control Association (“ISACA”).

Mr. Neal Cravens has been a member of our Board of Directors since October 2012. Previously, Mr. Cravens served as the Chief Financial Officer of Cott Corporation, a leading global supplier of private label soft drinks from 2009 to 2012. From 2005 to 2009, he served in various capacities including Chief Financial Officer of Advantage Sales and Marketing LLC, a consumer products broker, Chief Financial Officer of Almatis, a leading global supplier of specialty alumina and Senior Vice President of Finance at Warner Music Group. Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media & entertainment company, including senior Vice President of Finance, Chief Accounting Officer and Vice President of planning, mergers and acquisitions. He also served as Executive Vice President and Chief Financial Officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A. Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976. After serving the Company continuously for last six years, Neal Cravens has retired as a director effective October 16, 2018. Mr. Cravens was a member of the Company’s Board of Directors and Audit Committee from October 15, 2012 until his retirement on October 16, 2018. Mr. Cravens’ retirement was not a result of any disagreement with the Company on any matter. He shall be replaced on October 16, 2018 by Mr. Mohit Malik.

Mr. Harash Pal Sethi has been a member of our Board of Directors since November 2013. He brings with him over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London-based firm providing audit, accounting, tax and consulting services to family-owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. He is the chairman of the JKS Restaurant Group, which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development. Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company between 2002 and 2013. As a member of the Board of Directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Delhi University, India in 1971. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

Mr. Robert Wagman, has been an independent director of the Company since September 26, 2017. From January of 2011 through June of 2017, Mr. Wagman was the President and Chief Executive Officer of LKQ Company, a Fortune 500 Company listed on the NASDAQ stock exchange. LKQ is North America’s largest provider of alternative and specialty parts to repair and accessorize automobiles and other vehicles. LKQ has operations in North America, Europe and Taiwan. As its Chief Executive Officer, Mr. Wagman was responsible for the oversight of LKQ’s operations.

Mr. Mohit Malik, is an independent director of the Company following approval from the Board of Directors his appointment is effective as of October 16, 2018. Mr. Malik graduated in Law (LLB) from prestigious Delhi University and practices law since 1984. He has served as the past President of Gurgaon Chamber of Industry & Commerce and is presently serving as the Executive Member of the Chamber. He is an accomplished professional and has over 34 years’ experience in the field of Corporate Debt Restructuring, Corporate Financial Restructuring, advise on Amalgamations and Mergers, etc.

Ms. Nathalie Dauriac, was an independent director of the Company from August 11, 2017 until May 17, 2018. In February of 2015, Nathalie Dauriac founded Hay Hill Wealth Management, a wealth manager located in London, England and since such time has served as its Chief Executive Officer. In November of 2009 Nathalie Dauriac founded Signia Wealth, a private banking and asset management company in London, England and served as its Chief Executive Officer until December 2014.Nathalie Dauriac received a Post-Graduate Diploma in Management Studies from Queens College, Cambridge University in May 2000. Since July of 2012 Nathalie Dauriac served as the Director of the Young Presidents’ Organization - London Mayfair Chapter. Nathalie Dauriac resigned on May 17, 2018.

Mr. Rajesh Arora is Managing Director of Finance of Amira India and has been with Amira India since 1998. Previously, from 1988 to 1998, Mr. Arora was with Pure Drinks (New Delhi) Ltd. Mr. Arora is a Chartered Accountant, qualified in 1988 and is a member of the Institute of Chartered Accountants of India. He received a Bachelor of Commerce, with Honors, from Delhi University in 1985.

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

**Further, the Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

B.	Compensation

Compensation of Directors and Executive Officers

Director Compensation

We incurred an aggregate amount of $1,172,343 as compensation (in cash and shares awards) for services of independent directors to the Board of Directors and its committees for the fiscal year 2018.

Mr. Harash Pal Sethi, Mr. Robert Wagman and Mr. Neal Cravens each received compensation of $80,000 for fiscal year ended March 31, 2018, for their services as directors. While Nathalie Dauriac received compensation of $55,000 for fiscal year ended March 31, 2018, for her services as a director.

Additionally, Mr. Neal Cravens, Robert Wagman, Nathalie Dauriac and Herve Larren are entitled to receive ordinary shares having a value of $55,000 each, on an annual basis for each year of their service in October every year, as a director. A new director Herve Larren joined the board as independent director in May 2018. Nathalie Dauriac resigned on May 17, 2018.

Accordingly,

•	In fiscal 2018, Mr. Harash Pal Sethi, received ordinary shares having a value of $225,000 relating to fiscal 2017 and $175,000 relating to fiscal 2016 for his increased responsibilities as the Chairman of the Audit Committee.
•	We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

Executive Officer Compensation

During fiscal 2018, none of our senior executives received more than $365,000 in cash compensation pertaining to fiscal year 2018.

Compensation for our CEO* and CFO	Karan A.* Chanana	Varun Sethi
	(Amount in $)
Annual Salary	-	425,000
Cash Bonus	-	475,000
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)	-
Other Compensation	-	-
Total	NIL	900,000

*On June 14, 2012, the Company entered into an employment agreement to act as the CEO with its Chairman, Karan A. Chanana. The Agreement had an initial term of 5 years after which the Agreement renews each year. The agreement may be terminated by either party by providing written notice to the other party at least thirty days before the end of the term. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment. However, pending a documented agreement, he has not been remunerated/ paid remuneration as the Chief Executive Officer during the fiscal 2017-18. Mr. Chanana is the Chief Executive Officer of the Company despite the expiration of the Employment Agreement until his successor has been duly elected and appointed by the Board of Directors.

Employment Agreements

Employment Agreement with Mr. Karan A. Chanana

On June 14, 2012, Mr. Karan A. Chanana entered into an employment agreement with ANFI governing his role as Chairman of the Company. Previously Mr. Chanana had a similar role and had an agreement with Amira C Foods International DMCC which was replaced by the employment agreement dated June 14, 2012. The terms of his employment agreement that expired on June 13, 2017, with ANFI, are detailed below. Based upon the Amended and Restated Memorandum and Articles of Association, Mr. Chanana is the Chief Executive Officer of the Company despite the expiration of the Employment Agreement until his successor has been duly elected and appointed by the Board of Directors.

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

Equity Benefit Plan

Our Board of Directors and existing shareholders have adopted and approved the 2012 Plan and a further 2017 plan. The 2012 & 2017 Plan, effective as applicable, is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, ANFI and our subsidiaries. The purpose of the 2012 & 2017 Plan is to help us attract, motivate and retain such persons and thereby enhance shareholder value.

Administration The 2012 Plan is administered by the Compensation Committee* of the Board of Directors, which consists of, Mr. Neal Cravens and Mr. Harash Pal Sethi, who are each (i) “Outside Directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, (ii) “non-employee directors” within the meaning of Rule 16b-3, or Non-Employee Directors, and (iii) “independent” for purposes of any applicable listing requirements; provided, however, that the Board of Directors or the Committee may delegate to a committee of one or more members of the Board of Directors who are not (x) Outside Directors, the authority to grant awards to eligible persons who are not (A) then “covered employees” within the meaning of Section 162(m) of the Code and are not expected to be “covered employees” at the time of recognition of income resulting from such award, or (B) persons with respect to whom we wish to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Compensation Committee is eligible to receive an award under the 2012 Plan, such committee member shall have no authority hereunder with respect to his or her own award. Among other things, the Compensation Committee has complete discretion, subject to the terms of the 2012 Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the 2012 Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined in a subsequent paragraph), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Compensation Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2012 Plan. (*the Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.)

Grant of Awards; Ordinary Shares Available for Awards The 2012 Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted ordinary shares, restricted share units, share appreciation rights, or SARs, tandem share appreciation rights, unrestricted ordinary shares or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries (each a “participant”) (however, solely our employees or employees of our subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. Further, we have reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any ordinary shares subject to such award shall again be available for the grant of a new award; provided, however, that ordinary shares surrendered or withheld as payment of the exercise price under an award or for tax withholding purposes in connection with an award shall not be available for the grant of a new award. The 2012 Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors in its discretion may terminate the 2012 Plan at any time with respect to any ordinary shares for which awards have not theretofore been granted; provided, however, that the 2012 Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of ordinary shares for which awards which are options or SARs may be granted to a participant under the 2012 Plan during any calendar year is limited to 1,000,000.

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

Refer “Item 18. Financial Statements – Note 18”, for issuances and grants as of March 31, 2018, under the 2012 Omnibus Securities and Incentive Plan.

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

As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that ANFI follows corporate governance standards which are substantially similar to those followed by U.S. domestic companies under NYSE listing standards. We believe the significant differences between our Corporate Governance and NYSE Rules are as follows:

•	The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In the BVI there are no laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The NYSE Listing Rules provide that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter follows home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

•	The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange, we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

Board of Directors

Our company is managed and controlled by our Board of Directors. Our Board of Directors currently has five directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our directors upon termination of their directorships, other than to Mr. Karan A. Chanana, who are our directors and also our executive officers and are entitled to severance benefits in such capacity pursuant to the terms of their employment.

Committees of the Board of Directors

We have established three committees under our Board of Directors: an Audit Committee, a Compensation Committee* and a Corporate Governance and Nominating Committee. Each committee’s members and functions are described below.

Audit Committee

Our Audit Committee consists of Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Robert Wagman. Mr. Sethi is the Chairman of the Audit Committee. Mr. Neal Cravens retires on October 16, 2018 and is replaced by Mohit Malik on the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

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

*Compensation Committee

The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of, Mr. Harash Pal Sethi, Mr. Neal Cravens and Mr. Robert Wagman. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Sethi is the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

As of March 31, 2018 and 2017, we had 209 and 236 full-time employees, respectively. As of March 31, 2018, we had 49 full time employees working in our finance, accounting & legal department, 55 working in sales, marketing & distribution, 47 working in HR, IT & administration, and 58 working in operations and processing facility. We have entered into employment agreements with all of our fulltime employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E.	Share Ownership

See Item 7, below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 31, 2018, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them as on March 31, 2018. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after March 31, 2018. Percentage of beneficial ownership is based on 46,384,091 shares outstanding as of March 31, 2018, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, the 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and also includes 1,465,183 vested ordinary shares (granted and vested till March 31, 2018) underlying an option to purchase ordinary shares pursuant to the 2012 Plan.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman and Chief Executive Officer (2)	30,171,426	(1)	65.0%
Varun Sethi, Chief Financial Officer (5)	-		-
Robert Wagman, Director	-		-
Neal Cravens, Director (3)	21,384		*
Harash Pal Sethi, Director (4)	123,563		*
Nathalie Dauraic, Director	-		-
All directors and officers as a group	30,316,373		65.4%

*Denotes less than 1%.

(1)	The amount reflected includes: (i) 16,160,000 of the 19,660,000 Ordinary Shares issued to Mr. Chanana on October 15, 2012 in exchange for his shares of Amira India in conjunction with our Initial Public Offering (ii) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (iii) 360,257, 361,278, 367,749 and 375,899 vested stock options to purchase Ordinary Shares at the price of $10 per share granted to Mr. Chanana in fiscal 2013, 2014, 2016 and 2017, respectively, pursuant to our 2012 Omnibus Securities and Incentive Plan (“OSI”), (iv) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (v) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (vi) 100,000 shares granted on October 21, 2017 pursuant to the OSI (vii) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $7.20 representing the closing market price of our Ordinary Shares on September 9, 2016, as reported by the New York Stock Exchange, (viii) 1,200,149 Ordinary Shares granted to Mr. Chanana on October 17, 2017 in satisfaction of $6,936,861.96 of interest free loans provided to the Issuer by Mr. Chanana at the per share price of $5.78 representing the closing market price of our Ordinary Shares on October 18, 2017, as reported by the New York Stock Exchange, (ix) 27,000 shares acquired by Mr. Chanana in open market purchases in June 2013 and (ix) 205,663 shares granted to affiliates of Mr. Chanana in satisfaction of loan.

(2)	Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

(3)	Mr. Neal Cravens’s business address is 868 Bayway Blvd., #318, Clearwater Beach, FL 33767.

(4)	Mr. Harash Pal Sethi’s business address is Alliance House, 29-30 High Holborn, London WC1V 6AZ

(5)	Mr. Varun Sethi’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

B.	Related Party Transactions

Related Parties

Mr. Karan A. Chanana and his affiliates are the principal shareholders of ANFI and as of March 31, 2018, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

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

On October 17, 2017, the Company issued 1,200,149 of its ordinary shares (the “Ordinary Shares”) upon the conversion of $6,936,861.96 of loans (“Loans”) provided to the Company by its Chairman of the Board of Directors and Chief Executive Officer, Karan A. Chanana. The Loans were provided to the Company from April 1, 2015 through October 10, 2017. The Loans were converted into the Ordinary Shares at the price of $5.78 per share representing the average closing market price of the Ordinary Shares in the ninety (90) days prior to the conversion date, as reported by the New York Stock Exchange (“NYSE”).

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

Transactions during the Fiscal years ended March 31, 2018, 2017 and 2016

Information relating to “Transactions during the Fiscal years ended March 31, 2018, 2017 and 2016” have been described in detail under the heading “Item 18. Financial Statements – Note 31”.

Agreements with Management

For information regarding arrangements with certain members of our management, see Item 6. Directors, Senior Management and Employees – Compensation.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 3.D (risk factor on dividend distribution), Item 4, Item 10. F and Item 18,

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the periods indicated since our ordinary shares began trading on the New York Stock Exchange on October 10, 2012 through, October 12, 2018, the high and low sale prices for our ordinary shares, as reported on the New York Stock Exchange under the symbol “ANFI.”

	Price per Ordinary shares on NYSE (Amount in $)
	High	Low
Annual (Fiscal Year):
2013	10.24	6.25
2014	25.00	6.35
2015	20.29	7.41
2016	14.56	2.51
2017	11.23	4.71
2018	7.05	3.85
2019 (through October 15, 2018)	4.35	1.40

Quarter:

Fiscal year 2016-
First Quarter	12.56	8.56
Second Quarter	14.56	2.51
Third Quarter	11.00	4.38
Fourth Quarter	14.09	7.3

Fiscal year 2017-
First Quarter	11.23	6.38
Second Quarter	8.99	6.75
Third Quarter	8.6	5.82
Fourth Quarter	6.42	4.71

Fiscal year 2018-
First Quarter	5.64	4.50
Second Quarter	7.05	5.01
Third Quarter	6.21	4.02
Fourth Quarter	4.44	3.85

Fiscal year 2019-
First Quarter	4.35	1.62
Second Quarter	2.35	1.57
Third Quarter (through October 15, 2018)	1.71	1.40

Month:
January 2018	4.44	4.05
February 2018	4.20	3.98
March 2018	4.43	4.15
April 2018	4.35	3.64
May 2018	3.78	1.62
June 2018	3.07	2.18
July 2018	2.35	1.80
August 2018	1.99	1.57
September 2018	1.87	1.63
October 2018 (through October 15, 2018)	1.71	1.40

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the New York Stock Exchange under the symbol “ANFI” since October 10, 2012.

D.	Selling shareholders

Not Applicable.

E.	Dilution Expenses of the Issue

Not Applicable.

F.	Expenses of the Issue

Not Applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office- Our registered office is 171 Main Street, PO Box 92, Road Town, Tortola VG 1110, British Virgin Islands.

Objects and Purposes, Register~~,~~ and Shareholders- Our objects and purposes are unlimited. Our register of shareholders is maintained by our transfer agent, Continental Stock & Trust Company. Under the BVI Business Companies Act, 2004 (as amended), or the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such ordinary shares registered in its name. The beneficial owners of the ordinary shares registered in a nominee’s name are therefore reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting rights in respect of the ordinary shares in accordance with their directions.

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

Taxation on the Sale or Other Taxable Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares, in each case as determined in U.S. dollars

Long- Term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at preferential rates. Capital gain or loss will constitute long- term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Please refer section on “Risk Factors”.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our Company's internal control over financial reporting as of March 31, 2018. Based on criteria established by the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2018.

This Annual Report includes an attestation report of our Company’s Registered Public Accounting firm, as the Company is no more an emerging growth company under JOBS Act and is required to include an attestation report.

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

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in fiscal 2018 and 2017.

	Years ended March 31,
	2018	2017
	(Amount in $)
Audit fees:
ASA & Associates LLP	375,000	350,000
Others:
ASA & Associates LLP	-	-
Total	375,000	350,000

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2018, 2017 and 2016, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

Audit of Financial Statements.

In fiscal year 2018, ASA & Associates LLP was our principal auditor and audited fiscal year 2018 and 2017, and no audit work was performed by persons outside of this firm.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)

Exhibit No.	Description
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant##
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended##
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended##
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002##
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2018 in the Annual Report on Form 20-F##
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****
15.19	Director Share Award Agreement dated May 15, 2016 between Harash Pal Sethi and Amira Nature Foods Ltd#
15.20	Share Option Agreement dated July 15, 2016 between Karan A Chanana and Amira Nature Foods Ltd#
15.21	Share Award Agreement dated October 17, 2014, between Karan A Chanana and Amira Nature Foods Ltd#
15.22	Share Award Agreement dated March 31, 2016, between Karan A Chanana and Amira Nature Foods Ltd#

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

*Incorporated by reference to the Form 6-K filed with the SEC on November 13, 2013

**Incorporated by Reference to the Form 20-F filed with the SEC on 28 July, 2014

*** Incorporated by Reference to the Form 6-K filed with the SEC on July 13, 2015

**** Incorporated by Reference to the Form 20-F filed with the SEC on January 24, 2016

# Incorporated by Reference to the Form 20-F filed with the SEC on July 28, 2016

## Incorporated by Reference to the Form 20-F filed with the SEC on July 31, 2017

## Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

October 16, 2018	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal
Executive Officer)

October 16, 2018	By:	/s/ Varun Sethi
Name: Varun Sethi
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amira Nature Foods Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and its subsidiaries (‘the Company’) as of March 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2018 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amira Nature Foods Ltd and its subsidiaries as of March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), Amira Nature Foods Ltd’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated October 16, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 37.3 to the financial statements, certain of the lenders to the Indian subsidiary have classified company’s loan balances as Non-performing assets (NPAs) resulting in liquidity crunch and accordingly its ability to continue as a going concern is dependent on the management plans as stated in the said note. Management's plans in regard to this matter are also described in Note 37.3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ASA & Associates LLP

We have served as the Company’s auditor since year 2015.

New Delhi, India

October 16, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amira Nature Foods Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Amira Nature Foods Ltd’s (“the Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and its subsidiaries as of March 31, 2018 and March 31, 2017 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2018 and the related notes (collectively referred to as the ‘financial statements’) and our report dated October 16, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ASA & Associates LLP

New Delhi, India

October 16, 2018

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

		(Amounts in USD)
	Notes	As at March 31, 2018	As at March 31, 2017
ASSETS
Non-current
Property, plant and equipment	8	$17,251,314	$18,674,113
Goodwill	9	1,568,607	1,386,322
Other intangible assets	10	1,457,704	1,419,363
Other long-term financial assets	11	236,570	152,814
Total non-current assets		$20,514,195	$21,632,612

Current
Inventories	12	$161,278,863	$273,063,839
Trade receivables	13	258,331,963	209,673,239
Other financial assets	14	3,612,232	5,467,164
Prepayments	15	65,977,255	47,272,153
Current tax assets		725,157	-
Other current assets	16	1,170,200	664,553
Cash and cash equivalents	17	1,216,642	16,831,655
Total current assets		$492,312,312	$552,972,603
Total assets		$512,826,507	$574,605,215

EQUITY AND LIABILITIES
Equity
Share capital		$18,256	$11,952
Share premium		134,383,090	102,788,560
Other reserves		(7,501,501)	(7,741,969)
Retained earnings		91,815,016	167,424,244
Equity attributable to shareholders of the Company		$218,714,861	$262,482,787
Equity attributable to non-controlling interest		22,894,015	40,741,634
Total equity		$241,608,876	$303,224,421

Liabilities
Non-current liabilities
Defined benefit obligations	24	$286,439	$283,944
Debt	22	27,430	48,743
Deferred tax liabilities (net)	23	801,942	4,491,272
Total non-current liabilities		$1,115,811	$4,823,959

Current liabilities
Trade payables	20	$11,741,143	$13,004,865
Debt	22	250,204,044	224,391,280
Current tax liabilities (net)		-	15,799,116
Other financial liabilities	21	7,285,473	12,259,830
Other current liabilities	20	871,160	1,101,744
Total current liabilities		$270,101,820	$266,556,835
Total liabilities		$271,217,631	$271,380,794
Total equity and liabilities		$512,826,507	$574,605,215

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2018	March 31, 2017	March 31, 2016
Revenue		$413,901,480	$551,830,966	$563,451,016
Other income		5,031,827	48,833	956,336
Cost of materials		(373,451,132)	(492,189,652)	(432,030,831)
Change in inventory of finished goods		(106,193,580)	35,517,661	(22,509,438)
Employee benefit expenses	24, 31	(6,797,731)	(8,753,175)	(12,884,266)
Depreciation and amortization	25	(1,617,118)	(1,778,968)	(2,061,698)
Freight, forwarding and handling expenses		(2,535,261)	(3,139,061)	(9,082,563)
Other expenses	26	(12,705,159)	(14,905,710)	(23,275,173)
		$(84,366,674)	$66,630,894	$62,563,383
Finance costs	27	(34,108,621)	(29,272,826)	(27,063,456)
Finance income	27	29,669	263,231	1,187,095
Other gains and (losses)	28	4,908,564	(1,512,928)	1,123,900
Profit/(loss) before tax		$(113,537,062)	$36,108,371	$37,810,922
Income tax expense	23	19,941,298	(4,596,968)	(4,897,325)

Profit/(loss) after tax for the year		$(93,595,764)	$31,511,403	$32,913,597
Profit/loss) after tax for the year attributable to:
Shareholders of the Company		(78,222,174)	25,087,388	25,792,843
Non-controlling interest		(15,373,590)	6,424,015	7,120,754

Earnings per share
Basic earnings per share	29	$(2.30)	0.84	0.90
Diluted earnings per share	29	$(2.30)	0.84	0.90

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2018	March 31, 2017	March 31, 2016
Profit/(loss) after tax for the year	$(93,595,764)	$31,511,403	$32,913,597
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain	$79,955	$74,931	$69,682
Income tax	(27,671)	(25,932)	(24,116)
	$52,284	$48,999	$45,566
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	$47,400	$45,053	$8,061
Reclassification to profit or loss	-	-	(14,090)
Income tax	(16,404)	(15,592)	2,183
	$30,996	$29,461	$(3,846)
Cash flow hedging reserve:
Current year gain/(loss)	$-	$-	$-
Reclassification to profit or loss	-	-	-
Income tax	-	-	-
	$-	$-	$-

Currency translation reserve	$(211,056)	$4,150,164	$(8,082,087)

Other comprehensive income/(loss) for the year, net of tax	$(127,776)	$4,228,624	$(8,040,367)
Total comprehensive income/(loss) for the year	$(93,723,540)	$35,740,027	$24,873,230

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$(78,445,500)	$28,511,641	$19,325,344
Non-controlling interest	$(15,278,040)	$7,228,386	$5,547,886

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity
Balance as at April 1, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 18)	181	2,218,159	(2,218,340)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)			3,523,411	-	-	-	-	-	3,523,411	-	3,523,411
Profit after tax for the year	-	-	-	-	-	-	-	25,792,843	25,792,843	7,120,754	32,913,597
Other comprehensive income /(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	36,653	(6,467,499)	(1,572,868)	(8,040,367)
Total comprehensive income/(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	25,829,496	19,325,344	5,547,886	24,873,230
Balance as at March 31, 2016	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766

Balance as at April 1, 2016	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766
Issue of shares (Note 18)	2,651	17,673,805	(17,676,456)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	17,762,628	-	-	-	-	-	17,762,628	-	17,762,628
Profit after tax for the year	-	-	-	-	-	-	-	25,087,388	25,087,388	6,424,015	31,511,403
Other comprehensive income /(loss) for the year	-	-	-	23,857	3,360,717	-	-	39,679	3,424,253	804,371	4,228,624
Total comprehensive income/(loss) for the year	-	-	-	23,857	3,360,717	-	-	25,127,067	28,511,641	7,228,386	35,740,027
Balance as at March 31, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421

Balance as at April 1, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421
Issue of shares (Note 18)	6,304	31,594,530	(31,600,834)	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	32,107,994	-	-	-	-	-	32,107,994	-	32,107,994
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)	-	-	-	-	-	-	-	2,569,581	2,569,581	(2,569,581)	-
Profit/(loss) after tax for the year	-	-	-	-	-	-	-	(78,222,174)	(78,222,174)	(15,373,590)	(93,595,764)
Other comprehensive income /(loss) for the year				25,709	(292,401)	-	-	43,365	(223,327)	95,552	(127,775)
Total comprehensive income/(loss) for the year	-	-	-	25,709	(292,401)	-	-	(75,609,228)	(75,875,920)	(17,847,619)	(93,723,539)
Balance as at March 31, 2018	$18,256	$134,383,090	$6,480,802	$39,838	$(23,421,068)	$-	$9,398,927	$91,815,016	$218,714,861	$22,894,015	$241,608,876

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2018	March 31, 2017	March 31, 2016
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) before tax for the year		$(113,537,062)	$36,108,371	$37,810,922
Adjustments for non-cash items	32	18,960,826	14,960,995	4,198,599
Adjustments for non-operating incomes and expenses	32	34,050,541	29,011,112	25,859,298
Changes in operating assets and liabilities	32	32,615,146	(68,644,523)	(70,904,940)
		$(27,910,549)	$11,435,955	$(3,036,121)
Income taxes paid		(468,492)	(5,648,895)	(3,435,386)
Net cash generated from/(used in) operating activities		$(28,379,041)	$5,787,060	$(6,471,507)
(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(442,568)	$(71,885)	$(568,346)
Purchase of intangible assets		-	-	-
Advance for property, plant and equipment		-	-	-
Proceeds from sale of property, plant and equipment		52,208	2,262	31,759
Net cash outflow on acquisition of subsidiaries		-	-	-
Proceeds from term deposits		12,459,795	17,230,029	16,572,440
Investments in term deposits		(10,705,256)	(14,189,981)	(15,534,982)
Purchase of short term investments		-	-	(38,245)
Proceeds from the sale of short term investments		-	-	228,260
Interest received		83,563	381,144	1,156,596
Net cash used in investing activities		$1,447,742	$3,351,569	$1,847,482
(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$-
Net proceeds from short term debt		33,494,022	9,384,793	10,293,533
Proceeds from long term debt		-	-	19,123
Repayment of long term debt		(24,029)	(463,035)	(896,896)
Interest paid		(25,872,309)	(27,520,656)	(31,260,950)
Net cash generated from financing activities		$7,597,684	$(18,598,898)	$(21,845,190)
(D)Effect of change in exchange rate on cash and cash equivalents		3,718,603	8,879,423	(2,779,206)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$(15,615,013)	$(580,846)	$(29,248,421)
Cash and cash equivalents at the beginning of the year		16,831,655	17,412,501	46,660,922
Cash and cash equivalents at the end of the year		$1,216,642	$16,831,655	$17,412,501

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

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

Immediately thereafter, the Company through its wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“ANFI Mauritius”), subscribed for 53,102,500 equity shares of Amira Pure Foods Private Limited (“APFPL”), incorporated in India representing approximately 80.4% of its outstanding shares on October 16, 2012, pursuant to a subscription agreement dated September 27, 2012, as amended subsequently through an amendment agreement dated October 10, 2012 for $77,000,100. The balance of 19.6% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, Chairman and Chief Executive Officer ANFI, and his affiliates.

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

4.	New standards/amendments relevant for the Group adopted from April 1, 2017

On April 1, 2017 the Group adopted new accounting policies where necessary to comply with amendments to IFRS.

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2017 in the preparation of these consolidated financial statements:

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

5.	New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2018 and therefore have not been applied in preparing these consolidated financial statements.

•	IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

It replaces IAS 39’s measurement categories for financial assets as: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost.

It introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.

We do not expect the standard to materially impact the measurement of our financial liabilities. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9 depending upon the class of asset.

Further, under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The management is still evaluating the impact of change in the impairment model of trade receivables.

Further, there are fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles–based approach to assess hedge effectiveness.

•	IFRS 15 Revenue from Contracts with Customers:

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (IFRS 15). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or
•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and

•	determine whether the revenue from granting a license should be recognized at a point in time or over time.

In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies IFRS 15. The amendments have the same effective date as IFRS 15.

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. We will apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard) which will be based on specific terms of active contracts as at April 1, 2018. The Group does not believe that the adoption of this standard will have a material effect on its consolidated financial statements.

We expect revenue recognition to remain largely unchanged, however there will be an impact on the timing of recognition of certain contract costs, which will now be amortized over the contract period rather than expensed as incurred. Based on the analysis completed to date, we do not currently expect that the adoption will have a material impact on consolidated revenue in our consolidated financial statements.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not believe that the adoption of this amendment will have a material effect on its consolidated financial statements.

•	IFRS 16 Leases:

In January 2016, the IASB has issued IFRS 16 “Leases” (“IFRS 16”). Key changes in IFRS 16 include:

•	eliminates the requirement to classify a lease as either operating or finance lease in the books of lessee.

•	introduces a single lessee accounting model, which requires lessee to recognize assets and liabilities for all leases, initially measured at the present value of unavoidable future lease payment. Entity may elect not to apply this accounting requirement to short term leases and leases for which underlying asset is of low value.

•	replaces the straight-line operating lease expense model with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liability (included within finance costs).

•	requires lessee to classify cash payments for principal and interest portion of lease arrangement within financing activities and financing/operating activities respectively in the cash flow statements.

•	requires entities to determine whether a contract conveys the right to control the use of an identified asset for a period of time to assess whether that contract is, or contains, a lease.

IFRS 16 replaces IAS 17, Leases and related interpretations viz. IFRIC 4, “Determining whether an Arrangement contains a Lease;” SIC-15, “Operating Leases—Incentives;” and SIC-27, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease.”

IFRS 16 substantially carries forward lessor accounting requirements in IAS 17, “Leases.” Disclosures, however, have been enhanced.

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

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•	Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted.

The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

•	IFRS 2 – “Share-based Payment”

In June 2016, the IASB issued amendments in IFRS 2 – “Share-based Payment” to clarify the following:

•	the accounting for cash-settled share-based payment transactions that include a performance condition should follow the same approach as for equity-settled share-based payment;
•	the classification of share-based payment transactions with net settlement features for withholding tax obligations should be classified as equity-settled in its entirety, provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and
•	modifications of a share-based payment that changes the transaction from cash-settled to equity-settled to be accounted for as follows:

i.	the original liability is derecognized;

ii.	the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and

iii.	any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in the statement of income immediately.

The above amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The amendments are to be applied prospectively. However, if an entity applies the amendments retrospectively, it must do so for all of the amendments described above.

We intend to adopt these amendments prospectively and expect no material impact on our consolidated financial statements.

•	IFRIC 22 – “Foreign Currency Transactions and Advance Consideration”

In December 2016, the IFRS Interpretations Committee (“IFRIC”) issued amendments to IFRIC 22 – “Foreign Currency Transactions and Advance Consideration” to clarify the exchange rate to use for translation when payments are made or received in advance of the related asset, expense or income (or part of it) in foreign currency.

The exchange rate in this case will be the rate prevalent on the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted.

On initial application, entities have the choice to apply the Interpretation either retrospectively or, alternatively, prospectively to all assets, expenses and income in the scope of the Interpretation initially recognized on or after:

•	the beginning of the reporting period in which the entity first applies the Interpretation; or

•	the beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the Interpretation.

We intend to adopt these amendments prospectively and expect no material impact on our consolidated financial statements.

•	IFRIC 23 – “Uncertainty over Income Tax Treatments”

In June 2017, the IFRIC issued IFRIC 23 – “Uncertainty over Income Tax Treatments” to clarify the accounting for uncertainties in income taxes, by specifically addressing the following:

•	the determination of whether to consider each uncertain tax treatment separately or together with one or more uncertain tax treatments;

•	the assumptions an entity makes about the examination of tax treatments by taxations authorities;

•	the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates where there is an uncertainty regarding the treatment of an item; and

•	the reassessment of judgements and estimates if facts and circumstances change.

IFRIC 23 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted.

On initial application, the requirements are to be applied by recognizing the cumulative effect of initially applying them in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies them, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight. We are currently evaluating the impact of this pronouncement on our consolidated financial statements.

•	IAS 19 – “Employee Benefits”

In February 2018, the IASB issued amendments to IAS 19 – “Employee Benefits” regarding plan amendments, curtailments and settlements. The amendments are as follows:

•	If a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement;

•	In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding asset ceiling.

The above amendments are effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted but must be disclosed.

We are currently evaluating the impact of these amendments on our consolidated financial statements.

6.	Summary of significant accounting policies

6.1	Overall considerations

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

6.11	(A) Impairment testing of property, plant and equipment and intangible assets other than goodwill and indefinite life intangible assets

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

Significant management judgments regarding the following consolidated financial statement elements

Inventories

Interest expense amounting to $ 22,846,505 (March 31, 2017: $14,015,122) has been capitalized in inventory cost as of March 31, 2018 because paddy and rice are stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality. However, the same has no impact on inventory valuation in Fiscal 2018, since the inventory has been valued at Net realizable value, which is lower than the cost.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2018 was $ 1,568,607 (March 31, 2017: $1,386,322) and there is no impairment to be recognized during the year ended March 31, 2018.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2018 was $941,531 (March 31, 2017: $816,127) and there is no impairment to be recognized during the year ended March 31, 2018.

7.	Subsidiaries

Details of the Group’s subsidiaries*** as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2018		31/03/2017
Amira Nature Foods Ltd	Non-operating	Mauritius	100.0%		100.0%
Amira I Grand Foods Inc.	Non-operating	BVI	100.0%		100.0%
Amira Grand I Foods Inc.*	Non-operating	USA	100.0%		100.0%
Amira K.A. Foods International DMCC*	Non-operating	UAE	100.0%		100.0%
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	100	%#	80.4	%##
Amira Basmati Rice GmbH EUR**	Processing and selling packaged specialty rice	Germany	100	%#	80.4	%##
Basmati Rice North America LLC	Selling packaged specialty rice	USA	100	%#	80.4	%##
Amira Pure Foods Private Limited	Processing and selling packaged Indian specialty rice, primarily basmati rice and other food products	India	80.4	%##	80.4	%##
Amira I Grand Foods Inc.	Selling packaged Indian specialty rice, primarily basmati rice	USA	80.4	%##	80.4	%##
Amira C Foods International DMCC (“Amira Dubai”)	Selling packaged Indian specialty rice, primarily basmati rice and other food products	UAE	80.4	%##	80.4	%##
Amira Foods Pte. Ltd.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Singapore	80.4	%##	80.4	%##
Amira Ten Nigeria Limited	No operations	Nigeria	80.4	%##	80.4	%##
Amira Foods (Malaysia) SDN. BHD.	Selling packaged Indian specialty rice, primarily basmati rice and other food products	Malaysia	80.4	%##	80.4%##

*	Formed during the year ended March 31, 2015
##	These entities are 100% owned by an intermediary subsidiary APFPL wherein the Group holds 80.4% of shareholding as at March 31, 2016 and 2015
**	Formerly known as Basmati Rice GmbH Europe
#	From August 1, 2017

***A new company named Amira International Finance B.V. has been incorporated in Netherlands on July 30, 2018. Amira International Finance B.V. is a 100% owned subsidiary of Amira Nature Foods Limited.

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			March 31, 2018	March 31, 2017
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1
Non-operating	Amira I Grand Foods Inc.	BVI	1	1
Non-operating	Amira Grand I Foods Inc.	USA	1	1
Non-operating	Amira K.A. Foods International DMCC	UAE	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	-
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	1	-
Selling packaged specialty rice	Basmati Rice North America LLC	USA	1	-
			7	4

* Formerly known as Basmati Rice GmbH Europe

Non-wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of non-wholly owned subsidiaries
			March 31, 2018	March 31, 2017
Processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Pure Foods Private Limited	India	1	1
Sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira C Foods International DMCC	UAE	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira I Grand Foods Inc.	USA	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	-	1
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	-	1
Selling packaged specialty rice	Basmati Rice North America LLC	USA	-	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods Pte. Ltd.	Singapore	1	1
Selling packaged Indian specialty rice, primarily basmati rice and other food products	Amira Foods (Malaysia) SDN. BHD.	Malaysia	1	1
Non-operating	Amira Ten Nigeria Limited	Nigeria	1	1
			6	9

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non-controlling interest (in USD)		Profit/(loss) allocated to non- controlling interest (in USD)		Accumulated non-controlling interest (in USD)
		March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017
Amira Pure Foods Private Limited*	India	19.6%	19.6%	(20,278,129)	1,701,092	(3,922,671)	16,251,481
Amira C Foods International DMCC	Dubai (UAE)	19.6%	19.6%	4,372,111	5,473,989	33,465,563	29,093,452
Amira UK, Basmati Rice LLC Amira Germany**				-	-	(2,569,581)	-
Others (individually immaterial subsidiaries with non-controlling interests)				532,428	(751,065)	(4,079,296)	(4,603,297)
Total				(15,373,590)	6,424,016	22,894,015	40,741,636

* The Non-controlling interest (NCI) is computed using 7,005,434 shares (assuming exchange under the’ exchange agreement’).

**Amira Basmati Rice LLC (US), Amira G Foods (UK) and Amira Basmati Rice GmBH (Germany) have been transferred under a common control transaction in fiscal 2018 and accordingly, there is no NCI in those entities.

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office Equipment	Vehicles	Total
Cost
Balance as at March 31, 2016	$4,606,773	$3,003,155	$22,896,185	$902,558	$972,088	$1,276,452	$33,657,211
- Additions	(939)	-	31,247	433	11,028	18,253	60,022
- Disposals	-	-	(545)	-	-	(21,677)	(22,223)
- Translation adjustment	92,045	63,795	469,190	18,328	17,723	12,549	673,631
Balance as at March 31, 2017	$4,697,879	$3,066,950	$23,396,077	$921,319	$1,000,839	$1,285,577	$34,368,641
- Additions	5,476	-	22,599	-	2,159	69,806	100,040
- Disposals	-	-	-	-	-	(227,223)	(227,223)
- Translation adjustment	(10,078)	(6,956)	(19,935)	(1,998)	2,191	15,130	(21,647)
Balance as at March 31, 2018	4,693,277	3,059,994	23,398,741	919,321	1,005,189	1,143,290	34,219,811
Depreciation and impairment
Balance as at March 31, 2016	$1,478,288	$-	$9,844,845	$491,789	$872,740	$1,037,692	$13,725,354
- Depreciation charge	167,340	-	1,197,210	119,992	83,595	93,923	1,662,059
- Disposals	-	-	-	-	-	(18,444)	(18,444)
- Translation adjustment	36,097	-	239,350	13,824	19,112	17,175	325,558
Balance as at March 31, 2017	$1,681,725	$-	$11,281,405	$625,606	$975,447	$1,130,346	$15,694,527
- Depreciation charge	165,763	-	1,108,576	126,663	26,261	67,321	1,494,585
- Disposals	-	-	-	-	-	(209,282)	(209,282)
- Translation adjustment	(4,825)	-	(11,777)	(2,094)	1,030	6,333	(11,332)
Balance as at March 31, 2018	$1,842,663	$-	$12,378,204	$750,176	$1,002,737	$994,718	$16,968,498
Carrying value
At March 31, 2017	$3,016,154	$3,066,950	$12,114,672	$295,713	$25,392	$155,231	$18,674,114
At March 31, 2018	$2,850,6134	3,059,994	11,020,537	169,146	2,451	148,578	17,251,313

Property, plant and equipment with carrying values of $14,382,951 as of March 31, 2018 (March 31, 2017: $15,808,040) has been pledged as collateral against the Group’s debt (Note 22).

Plant and machinery, building and furniture and fixtures include capital work in progress and capital advance as follows:

	March 31, 2018	March 31, 2017
Work in progress
Plant and machinery	$1,549,102	$16,585
Building	961,718	958,456
Furniture and fixtures (including leasehold improvements)	-	-
	$2,510,820	$975,041

Capital advance
Plant and machinery	$(10,201)	$1,518,895
Furniture and fixtures	-	-
	$-	$1,518,895

Total	$2,500,619	$2,493,936

Capital commitments for each of the three years have been summarized in Note 33.

9.	Goodwill

Cost
Balance as at March 31, 2016	$1,461,139
- Additions	-
- Translation adjustment	(74,817)
Balance as at March 31, 2017	$1,386,322
- Additions	-
- Translation adjustment	182,285
Balance as at March 31, 2018	$1,568,607
Carrying value
At March 31, 2017	$1,386,322
At March 31, 2018	1,568,607

Goodwill has been allocated to the rice and related products, an operating segment.

The recoverable amount of at least $2 million for the cash-generating unit (Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC, collectively “Basmati GmbH/LLC”) has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 15%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 1.5%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. There is no impairment loss to be recognized during the year ended March 31, 2018.

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at March 31, 2016	$808,779	$127,528	$867,598	$329,324	$62,460	$2,195,689
- Additions	-	-	-	-	-	-
- Translation adjustment	16,878	2,709	(51,471)	(19,537)	(3,705)	(55,127)
Balance as at March 31, 2017	$825,657	$130,237	$816,127	$309,787	$58,755	$2,140,562
- Additions	-	-	-	-	-	-
- Translation adjustment	(1,828)	(295)	125,403	47,601	9,028	179,907
Balance as at March 31, 2018	$823,829	$129,942	$941,530	$357,388	$67,783	$2,320,469

Amortization and impairment
Balance as at March 31, 2016	$379,970	$127,528	$-	$61,824	$28,142	$597,464
- Amortization charge	78,310	-	-	26,525	12,073	116,908
- Translation adjustment	10,488	2,709	-	(4,377)	(1,992)	6,828
Balance as at March 31, 2017	$468,768	$130,237	$-	$83,972	$38,222	$721,200
- Amortization charge	81,376	-	-	28,283	12,874	122,533
- Translation adjustment	(1,628)	(295)	-	14,402	6,555	19,034
Balance as at March 31, 2018	$548,516	$129,942	$-	$126,657	$57,651	$862,767

Carrying value
At March 31, 2017	$356,889	$-	$816,127	$225,815	$20,532	$1,419,362
At March 31, 2018	275,313	-	941,530	230,731	10,132	1,457,702

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

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2018	March 31, 2017
Security deposits, restricted	$235,300	$151,121
Term deposits	1,270	1,693
Total	$236,570	$152,814

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

12.	Inventories

Inventories comprise the following:

	March 31, 2018	March 31, 2017
Raw materials	$209,162	$3,761,813
Finished goods	160,558,326	266,751,906
Stores, spares and others	511,374	2,550,119
Total	$161,278,862	$273,063,838

Inventories with carrying values of $149,025,563 as of March 31, 2018 (March 31, 2017: $270,399,288) have been pledged against the Group’s debt (Note 22).

The cost of inventories as expense during the year was $479,644,712 (March 31, 2017: $456,671,991).

As of March 31, 2018, the group conservatively recognized provision for impairment of inventory for the amount of $134.0 million on account of impairment in (realizable values of) inventory. The adverse impact on realizable values is attributed primarily to quality deterioration of a part of inventory and partly to levy of GST on branded food products, (unlike the case in erstwhile VAT (Value added tax) regime).

An amount of $99,519 (March 31, 2017: $23,776) for inventory write downs are recognized for the year ended March 31, 2018. Inventory also includes borrowing costs (Note 27).

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2018	March 31, 2017
Gross value	$260,290,455	$213,313,181
Less: Provision for bad and doubtful debts	(1,958,492)	(3,639,942)
Net trade receivables	$258,331,963	$209,673,239

Trade receivables of $ 119,577,956 as of March 31, 2018 (March 31, 2017: $48,002,350) have been pledged as collateral against the Group’s debt (Note 22).

All of the Group's trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 37.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2018	March 31, 2017
At the beginning of the year	$3,639,941	$708,001
Add: During the year	(1,675,460)	2,915,702
Add/ (less): Translation adjustments	(5,990)	16,239
At the end of the year	$1,958,491	$3,639,942

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2018	March 31, 2017
Security deposits, restricted	$122,158	$212,611
Term deposits, restricted	2,352,525	4,152,019
Interest receivable	673,869	675,401
Investment in listed securities and mutual funds	398,034	351,787
Other receivables	65,646	75,346
Total	$3,612,232	$5,467,164

As at March 31, 2018, security deposits primarily comprise of deposits being placed with corporate credit cards agency.

As at March 31, 2018 and 2017, security deposits primarily comprise of deposits being placed with global public sector organization customers. Such deposits were given as part of contracts between the Group and such organizations.

Term deposits represent deposits with banks, along with corresponding accrued interest, that have been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

15.	Prepayments

Prepayments comprise the following:

	March 31, 2018	March 31, 2017
Prepaid expenses	$347,052	$612,832
Advances to suppliers	65,630,203	46,659,321
Total	$65,977,255	$47,272,153

16.	Other current assets

Other current assets comprise the following:

	March 31, 2018	March 31, 2017
Advances to employees	$313,167	$346,827
Service tax and other tax credit receivable	694,595	184,084
Other receivables	162,438	133,642
Total	$1,170,200	$664,553

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2018	March 31, 2017
Cash on hand	$41,352	$191,360
Cash in current accounts	1,175,290	16,640,295
Bank deposits	-	-
Total	$1,216,642	$16,831,655

18.	Equity

18.1	Share capital

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

Shares authorized and issued are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012 (consequent to share split as explained above)	19,660,000
Shares issued during the year ended March 31, 2013 (IPO shares)	9,000,000
Shares issued** during the year ended March 31, 2013 (Note 19.2)	11,000
Total shares issued and fully paid as at March 31, 2013	28,671,000
Shares issued** during the year ended March 31, 2014 (Note 19.2)	3,997
Total shares issued and fully paid as at March 31, 2014	28,674,997
Shares issued** during the year ended March 31, 2015 (Note 19.2)	105,167
Total shares issued and fully paid as at March 31, 2015	28,780,164
Shares issued** during the year ended March 31, 2016 (Note 19.2)	179,334
Total shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued** during the year ended March 31, 2017 (Note 19.2)	2,233,264
Shares issued to Mr. Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at March 31, 2017	31,609,429
Shares issued** during the year ended March 31, 2018 (Note 19.2)	3,744,198
Shares issued under S-8 during the nine months ended March 31, 2018	2,659,847
Total shares issued and fully paid as at March 31, 2018 (A)	38,013,474
Shares issuable pursuant to share exchange agreement* (B)	7,005,434
Total (C) = (A) + (B)	45,018,908

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to share exchange agreement.

**Represents shares issued under share-based compensation plan (2012 & 2017 Omnibus Plan) and also otherwise.

19.	Share-based compensation

ANFI has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan and also 2017 Omnibus Securities and Incentive Plan or 2017 Plan, (collectively “The Plan”). The Plan is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to ANFI and its subsidiaries.

The 2012 Plan is administered by the compensation committee of the Board of Directors.

The 2012 Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, ANFI or any of its subsidiaries. However, incentive share options awards are solely for employees of the Group. The Group had reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan. ANFI reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan.

Details of Share authorized for share based compensation as per 2012 & 2017 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	3,962,826
Less: Share awards granted during the year ended March 31, 2013	(11,000)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2013	3,951,826
Less: Share awards granted during the year ended March 31, 2014	(3,997)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2014	3,947,829
Less: Share awards granted during the year ended March 31, 2015	(105,167)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2015	3,842,662
Less: Share awards granted during the year ended March 31, 2016	(179,334)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2016	3,663,328
Less: Share awards granted during the year ended March 31, 2017	(2,233,264)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2017	1,430,064
Add: Shares authorized for share-based compensation (2017 omnibus plan)	4,500,000
Less: Share awards granted during the year ended March 31, 2018	(3,744,198)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on March 31, 2018	2,185,866

On June 14, 2012, the Company entered into an employment agreement with its Chairman, Karan A. Chanana. The Agreement had an initial term of 5 years after which the Agreement renews each year. The agreement may be terminated by either party by providing written notice to the other party at least thirty days before the end of the term. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment. Post the Board meeting of October 21, 2017, Karan A. Chanana continues to serve the business in the capacity of the Chairman and CEO. However, pending a documented agreement, he has not been remunerated/ paid remuneration as the Chief Executive Officer during the fiscal 2017-18.

19.1 Share awards

On June 14, 2012, the Company entered into an employment agreement with its Chairman, Karan A. Chanana. The Agreement had an initial term of 5 years after which the Agreement renews each year. The agreement may be terminated by either party by providing written notice to the other party at least thirty days before the end of the term. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment. Post the Board meeting of October 21, 2017, Karan A. Chanana continues to serve the business in the capacity of the Chairman and CEO. However, pending a documented agreement, he has not been remunerated/ paid remuneration as the Chief Executive Officer during the fiscal 2017-18.

We have created a provision for share compensation reserve of $536,000 in respect of 100,000 share awards granted to ANFI Chairman in Fiscal 2018 as approved by the Board in the meeting concluded in October 2017.

19.2 Share options

a)	Mr. Karan A. Chanana (ANFI’s Chairman)

ANFI has not granted* any share options to Mr. Karan A. Chanana (ANFI’s Chairman and Chief Executive Officer) during fiscal 2017-18. Details of share options granted historically to Mr. Karan A. Chanana are as below:

For the period ended	March 31, 2018	March 31, 2017		March 31, 2016
No. of share options granted	-	375,899		367,749
Exercise price	-	$10		$10
Grant date	-	July 15, 2016		July 7, 2015
Exercise period	-	10 years		10 years
Valuation model used	-	Binomial		Binomial
Share based compensation recognized in profit or loss	-	$853,776	#	$1,890,910

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

The fair values of options granted during the years ended March 31, 2017, 2016, 2014 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016	July 7, 2015
Fair value of the option using appropriate model	$2.27	$5.14
Fair value of shares at grant date	$7.48	$11.47
Exercise price	$10.00	$10.00
Exercise multiple	2.5	2.5
Expected time to exercise (years)	-	3.4
Expected volatility	28.89%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.56%	2.26%

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2018	March 31, 2017

Trade payables (A)	$11,741,143	$13,004,865

Other current liabilities
Statutory dues	431,446	547,852
Advance received from customers	424,991	507,557
Other liabilities	14,722	46,335
Total other current liabilities (B)	$871,159	$1,101,744

Total (A) + (B)	$12,612,302	$14,106,609

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2018	March 31, 2017
Expenses payable	$3,125,705	$3,028,650
Salary payable	1,567,348	2,293,789
Security deposits	10,815	10,840
Liability for compensated absences	183,411	168,718
Other liabilities	2,398,195	6,757,833
Total other financial liabilities	$7,285,474	$12,259,830

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2018	March 31, 2017
Term loans	$1,421,911	$1,211,236
Vehicle loans	33,292	53,392
Total debt	$1,455,203	$1,264,628
Less: Amount reclassified to current debt	(1,427,773)	(1,215,885)
Total non-current debt	$27,430	$48,743

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2018	March 31, 2017
Term loans	18.3%	13.0%
Vehicle loans	4.6%	7.0%

22.2	Current debt

	March 31, 2018	March 31, 2017
Working capital loans	$231,782,800	$205,272,318
Debt from Mr. Karan A. Chanana and affiliates	16,394,751	17,903,077
Debt from Other Body Corporates	598,720	-
	$248,776,271	$223,175,395
Add: Current portion of long term debt	1,427,773	1,215,885
Total current debt	$250,204,044	$224,391,280

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

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2018	March 31, 2017
Working capital loans	12.68%	13.69%
Debt from Mr. Karan A. Chanana	11.60%	11.60%
Debt from other related party	9.29%	9.29%

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2016	Change in opening balance due to change in tax rates	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2017
Intangible assets	$(339,317)	$-	$-	$211	$20,334	$(318,772)
Property, plant and equipment	74,229	-	-	499,646	17,666	591,541
Employee benefits	225,036	-	(25,932)	(28,689)	2,884	173,299
Derivative assets/liabilities:
- Forward contracts not used for cash flow hedges	(151,942)	-	-	149,960	1,982	-
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	7,401	-	(15,592)	-	(381)	(8,572)
Interest on Inventory	(5,236,986)	-	-	251,073	(101,786)	(5,087,699)
Debt	(4,015)	-	-	2,373	(6)	(1,648)
Others	224,222	-	-	(65,810)	2,166	160,579
Total	$(5,201,372)	$-	$(41,524)	$808,764	$(57,144)	$(4,491,272)

	March 31, 2017	Change in opening balance due to change in tax rates	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2018
Intangible assets	$(318,772)	$1	$-	$4,119	$(48,548)	$(363,200)
Property, plant and equipment	591,541	5,581	-	(1,567,605)	13,656	(956,827)
Employee benefits	173,299	1,691	(27,671)	39,049	(491)	185,878
Derivative assets/liabilities:			-	-	-	-
- Forward contracts not used for cash flow hedges	-	-	-	-	-	-
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	(8,572)	(84)	(16,404)	(159)	144	(25,075)
Interest on Inventory	(5,087,699)	(48,982)	-	5,125,344	(26,343)	(37,681)
Debt	(1,648)	-	-	1,530	(8)	(125)
Others	160,579	1,551	-	235,092	(2,134)	395,088
Total	$(4,491,272)	$(40,242)	$(44,075)	$3,837,370	$(63,724)	$(801,942)

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $4,671,396 and $4,748,944 as of March 31, 2018 and 2017 respectively relating to carry forward tax losses in Group entities located in Singapore, USA, United Kingdom, Mauritius Malaysia and Germany in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future. The following table provides the information relating to expiry period of the carry forward of the tax losses and related deferred tax assets:

	March 31, 2018
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$(1,809,690)	$(299,296)
Losses that will expire by the year ending March 31, 2023	(65,766)	(9,865)
Losses that will expire after the year ending March 31, 2030	(21,934,237)	(4,362,235)
Total	$(23,809,693)	$(4,671,396)

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $ 25,283,576 (March 31, 2017: $45,856,609) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and management believes it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2018	March 31, 2017
Deferred tax assets	$543,285	$925,418
Less: Deferred tax liabilities	1,345,227	5,416,690
Deferred tax liabilities (net)	$801,942	$4,491,272

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2018, 2017 and 2016 is as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Current tax expense	$(16,144,171)	$5,405,733	$5,406,882
Deferred tax expense /(income)	(3,797,127)	(808,765)	(715,012)
Tax expense for earlier years	-	-	205,455
Income tax expense	$(19,941,298)	$4,596,968	$4,897,325

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Profit/(loss) before tax	$(113,537,062)	$36,108,371	$37,810,922

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2018: 34.61%, 2017: 34.61% and 2016: 33.99% )	48,495,989	3,522,732	2,472,816
Impact of change in tax rate	-	-	110,689
Non-deductible expenses	(24,707)	14,710	155,095
Tax for earlier years		-	(205,454)
Others	(67,945,614)	1,059,526	2,364,179
Tax expense	$(19,941,298)	$4,596,968	$4,897,325

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Salaries and wages	$5,655,032	$6,555,976	$8,579,070
Bonus to Mr. Karan A. Chanana (Note 31)	-	351,000	351,000
Compensated absence cost	19,982	(88,830)	118,885
Gratuity cost	63,186	75,329	102,853
Contribution to provident fund	19,793	19,965	25,192
Share-based compensation (Note 31)	907,158	1,312,246	3,523,412
Staff welfare expenses	132,580	527,489	183,854
Total	$6,797,731	$8,753,175	$12,884,266

Category-wise employee benefits expense:

	March 31, 2018	March 31, 2017	March 31, 2016
Post-employment benefit:
Defined benefit plans	$63,186	$75,329	$102,853
Defined contribution plans	19,793	19,965	25,192

Share-based compensation	907,158	1,312,246	3,523,412
Short term benefit	5,807,595	7,345,635	9,232,809
Total	$6,797,732	$8,753,175	$12,884,266

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Current service cost	$41,664	$48,884	$77,912
Interest cost	21,522	26,445	24,941
Expense recognized in the consolidated statements of profit or loss	$63,186	$75,329	$102,853

Amount recognized in other comprehensive income consist of:

	March 31, 2018	March 31, 2017	March 31, 2016
Actuarial gain	$79,955	$74,931	$69,682
	$79,955	$74,931	$69,682

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2018	March 31, 2017	March 31, 2016
Actuarial gain	$191,549	$139,974	$87,416
	$191,549	$139,974	$87,416

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Discount rate	7.71%	7.54%	8.00%
Expected rate of increase in compensation levels	8.00%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2018	March 31, 2017	March 31, 2016
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$283,944	$334,928	$331,041
Interest cost	21,522	26,445	24,941
Current service cost	41,664	48,884	77,912
Benefits paid	(7,910)	(56,547)	(10,615)
Actuarial (gain) / loss	(79,955)	(74,931)	(69,682)
Translation adjustment	(459)	5,165	(18,669)
Defined benefit obligation at the end of the year	$258,806	$283,944	$334,928

Experience adjustments on actuarial gain / (loss):

	March 31, 2018	March 31, 2017	March 31, 2016	March 31, 2015	March 31, 2014

On defined benefit obligation	$79,955	$74,931	$69,682	$41,547	$6,290
Total	$79,955	$74,931	$69,682	$41,547	$6,290

A quantitative sensitivity analysis for significant assumptions as at March 31, 2018 is as shown below:

Assumptions	Discount rate		Future Salary increases
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	(26,979)	29,229	29,007	(27,030)

The sensitivity analysis above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2018
Within the next 12 months (next reporting period)	$7,651
Between 2 and 5 years	35,461
Beyond 5 years	216,281
Total expected payments	$259,393

24.2	Defined contribution

Employees of APFPL also participate in a Provident Fund in India.

The Provident Fund is a defined contribution plan whereby APFPL deposits an amount determined as a fixed percentage of pay to the GOI fund every month. The benefit vests upon commencement of employment. The Group does not have any further obligation in the plan beyond making such contributions.

APFPL has contributed $19,793, $19,965 and $25,192 to defined contribution plans during the years ended March 31, 2018, 2017 and 2016 respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Depreciation	$1,494,585	$1,662,059	$1,942,305
Amortization	122,533	116,908	119,393
Total	$1,617,118	$1,778,968	$2,061,698

26.	Other expenses

Other expenses comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Insurance	$790,195	$1,459,792	$1,442,959
Communication expenses	153,562	193,400	554,885
Repairs and maintenance	198,325	345,375	687,482
Travel and conveyance	1,113,198	832,006	2,679,194
Legal and professional	4,373,607	4,670,277	8,679,891
Rent	1,700,257	1,954,959	2,659,193
Power and fuel	352,568	424,533	877,788
Security expenses	162,002	292,745	415,284
Advertising and business promotion expenses	677,207	1,160,661	4,123,228
Commission, claims and compensation	90,644	179,979	414,213
Others	3,093,595	3,391,983	741,056
Total	$12,705,160	$14,905,710	$23,275,173

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Interest on debt	$31,538,688	$26,472,908	$23,486,019
Interest to suppliers	2,826	-	764,257
Interest on loan from related party	1,959,017	1,107,351	492,791
Total interest expense	33,500,531	27,580,259	24,743,067
Add: Debt processing and other charges	608,090	1,692,567	2,320,389
Total	$34,108,621	$29,272,826	$27,063,456

Inventory carrying value includes capitalized interest cost of $22,846,505, $14,015,122 and $14,778,839 as of March 31, 2018, 2017 and 2016.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 14.72%, 13.69% and 13.63% for the years ended March 31, 2018, 2017 and 2016 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Interest on deposits with banks	$29,669	$263,095	$1,184,084
Other interest received	-	136	3,011
Total	$29,669	$263,231	$1,187,095

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$4,880,153	$(1,424,689)	$663,503
Gain/ (loss) on sale of property, plant and equipment	28,411	(1,517)	3,008
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	-	-	14,090
Hedge ineffectiveness on cash flow hedges	-	-	-
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	-	(86,722)	443,299
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	-	-	-
Total	$4,908,564	$(1,512,928)	$1,123,900

29.	Earnings per share

As explained in Note 2, the Group has accounted for the restructuring in fiscal 2012-13 using the pooling of interests method and accordingly, financial information of ANFI includes assets, liabilities, revenues and expenses of APFPL at their respective carrying values as if combination was completed at the beginning of the first period presented. This combination gives rise to a 19.6% non-controlling interest (NCI) in APFPL. Earnings per share have been calculated using outstanding shares of ANFI which are reflected in the table below:

	March 31, 2018	March 31, 2017		March 31, 2016
Profit attributable to Shareholders of the Company (A)	$(78,222,174)	$25,087,388		$25,792,843
Weighted average number of shares:
- For calculation of basic earnings per share (B)	34,064,348	29,822,470		28,805,738
- Dilutive impact of equivalent stock options (C)	- #	-	*	-	*
- For diluted earnings per share (D) = (B) + (C)	34,064,348	29,822,470		28,805,738
Basic earnings per share (A) ÷ (B)	$(2.30)	$0.84		$0.90
Diluted earnings per share (A) ÷ (D)	$(2.30)	$0.84		$0.90

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

* The dilutive impact of total share options of 375899, 360,257, 361,278 and 367,749 granted to Mr. Karan A. Chanana in the years ended March 31, 2013, 2014, 2016 and 2017, respectively is anti-dilutive and hence there is no change in the presented basic and diluted earnings per share in the table above.

30.	Operating leases as lessee

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2018, 2017 and 2016 is $1,700,257, $1,954,959 and $2,659,193 respectively. The total future lease obligation for the non-cancellable period amounts to $307,899, $321,447 and $368,998 as at March 31, 2018, 2017 and 2016, respectively.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of ANFI and as of March 31, 2018, he held majority effective interest (including 7,005,434 ordinary shares issuable pursuant to the Exchange Agreement and 1,465,183 share options granted and vested (Note 19) pursuant to the 2012 Omnibus Securities and Incentive Plan) in ANFI.

The Group's related parties include transactions with key management personnel ("KMPs") and enterprises over which KMPs are able to exercise control/significant influence. All the directors (both executive and others) of ANFI and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMPs for related party transactions disclosures.

31.1	Transactions with KMPs (including independent directors)

Transactions during the year	March 31, 2018	March 31, 2017	March 31, 2016
Short term employee benefits	$1,668,354	2,450,169	$1,858,011
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	-	853,776	1,890,910
- expense recognized on share awards granted (Mr. Karan A. Chanana)	536,000	-	977,000
- expense recognized on share awards granted (others)	345,591	377,165	238,538
- expense recognized on share options granted (others)	25,567	81,308	30,624
Defined benefit plan – Gratuity	-	-	-
Rent expense	3,925	3,758	3,855
Loan received	6,613,610	727,652	17,628,629
Loan repaid	6,015,377	637,923	2,247,276
Interest expense	1,968,907	1,107,351	492,791
Advance paid back	4,004,804	2,800,000	-
Advance received	1,696,113	2,840,833	143,688

Outstanding balances	March 31, 2018	March 31, 2017	March 31, 2016
Salary and bonus payable - to Mr. Karan A. Chanana	$-	$647,000	$698,107
Salary and bonus payable – to others	468,538	323,019	155,771
Advance receivables	-	11,641	1,240
Advance payable to Mr. Karan A. Chanana	578,247	651,785	143,688
Loan and interest payable	17,828,042	17,903,077	16,460,805
Rent payable to Mr. Karan A. Chanana	27,728	24,500	20,799

All of the above payables are payables on demand and carry no collateral.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana, ANFI’s Chairman and Chief Executive Officer and Ms. Anita Daing a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding term loans and secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of term loans and secured revolving credit facilities up to a limit of $ 235,685,871, $237,981,538 and $237,790,263 as at March 31, 2018, 2017 and 2016, respectively. ANFI has indemnified its directors and officers, including Mr. Karan A. Chanana (Chairman and Chief Executive Officer of ANFI) and Ms. Anita Daing (a former director of APFPL) as permitted by ANFI’s amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with such directors and officers. Such indemnification will include indemnification for Mr. Karan A. Chanana and Ms. Anita Daing personal guarantees described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

31.3	Share-based payments to KMP

The Group has granted share awards to its directors and the CFO pursuant to the 2012 and 2017 Omnibus Securities and Incentive Plans (Note 19).

31.4	Share Exchange agreement with KMP (representing NCI)

The NCI have entered into a share exchange agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2018	March 31, 2017	March 31, 2016
Sales(1)	$-	$-	$-
Advances received back	-	-	-
Purchase of asset	-	-	10,889

Outstanding balances	March 31, 2018	March 31, 2017	March 31, 2016
Trade payables	$47	$47	$46
Advances receivables	-	-	138,151

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2018	March 31, 2017	March 31, 2016
Depreciation and amortization	$1,617,118	$1,778,968	$2,061,698
Impairment loss recognized on trade receivables and other current assets	1,008,534	2,926,165	(186,564)
Unrealized (gains)/ losses on account of foreign exchange differences	(3,887,013)	373,026	(711,341)
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	-	433,311	(102,264)
Share-based compensation	20,222,187	9,449,525	3,137,070
Total	$18,960,826	$14,960,995	$4,198,599

32.2	Adjustment for non-operating income and expense

	March 31, 2018	March 31, 2017	March 31, 2016
Interest expense	$34,108,621	$29,272,826	$27,063,456
Interest and dividend income	(29,669)	(263,231)	(1,187,095)
Gain on sale of property, plant and equipment	(28,411)	1,517	(2,973)
Gain on sale of shares	-	-	(14,090)
Total	$34,050,541	$29,011,112	$25,859,298

32.3	Change in operating assets and liabilities

	March 31, 2018	March 31, 2017	March 31, 2016
Trade payables and other current liabilities	$(9,958,378)	$3,825,278	$(15,194,955)
Inventories	112,237,473	(28,206,199)	9,937,335
Trade receivables	(50,559,691)	(21,603,553)	(60,778,090)
Other current assets and prepayments	(19,104,256)	(22,660,049)	(4,869,230)
Total	$32,615,148	$(68,644,523)	$(70,904,940)

33.	Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $8,514,215, $8,533,570 and $8,355,038 as of March 31, 2018, 2017 and 2016 respectively. The capital commitment is on account of entering into a contract towards purchase of plant and machinery and office equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2018	March 31, 2017	March 31, 2016
Market fees(a)	$71,571	$71,585	$70,242
Income tax case(b)	202,495	202,535	198,734
Total	$274,066	$274,120	$268,976

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

The Group generates its revenue primarily from the sale of rice. An analysis of the Group's revenue from sales of rice and other food products is as follows:

	March 31, 2018%		March 31, 2017%		March 31, 2016
Rice and rice related products	$343,579,277	83%	$485,474,856	88%	$484,919,535	86%
Other food products	70,322,203	17%	66,356,110	12%	78,531,482	14%
Total	$413,901,480	100%	$551,830,966	100%	$563,451,016	100%

The Group categorizes its revenue by geographical region based on product destination to the external customers, as summarized below, which as per management is most appropriate:

Region	March 31, 2018%		March 31, 2017%		March 31, 2016%
EMEA	$218,805,726	52.9%	$242,773,808	44.0%	$299,151,613	53.1%
India	143,515,397	34.7%	275,183,618	49.9%	245,927,307	43.6%
North America	50,114,594	12.1%	27,735,547	5.0%	12,453,514	2.2%
Asia Pacific (excluding India)	1,465,763	0.4%	6,137,993	1.1%	5,918,691	1.1%
Total	$413,901,480	100%	$551,830,966	100%	$563,451,126	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2018	March 31, 2017	March 31, 2016
No. of customer(s)	2	0	1
Group’s revenue (A)	$413,901,480	$-	$563,451,016
Revenue generated from major customer(s) (B)	118,797,692	-	77,180,506
Concentration of revenue in % in such major customer(s) [(B)/(A)]	29%	-	14%

Non-current assets other than financial instruments located in the ANFI’s country of domicile and in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
India	$17,233,815	$18,642,280	$19,915,502
Germany	2,705,984	2,359,060	2,550,136
Others	574,396	478,458	525,585
Total	$20,514,195	$21,479,798	$22,991,223

35.	Fair value hierarchy

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

•Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using					Valuation techniques and key inputs
March 31, 2018	Total		Level 1		Level 2
Assets
Derivative assets
Forward contracts	$		$		$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds		259,352		259,352	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities		138,682		138,682	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts		-		-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using
March 31, 2017	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	243,751	243,751	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities markets in India.
Listed securities	108,036	108,036	-	Available for sale financial assets classified in Level 1 are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

36.	Financial assets and liabilities

The fair value of trade receivables, other current financial assets, cash and cash equivalents, trade payables, working capital debt and other financial liabilities approximate the carrying amounts because of the short term nature of these financial instruments.

The fair values of non-current financial assets consisting of security and term deposits are not significantly different from the carrying amount. The fair value of term and vehicle loans and loan from related party was $17,849,954 as compared to the carrying amount of $17,849,954.

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

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2018, 2017 and 2016:

March 31, 2018	U.S. Dollars	Other currencies
Trade receivables	750,370	-
Intercompany receivables	15,594,842	7,893,582
Trade payables	(147,660)	(150,734)
Intercompany payables	(35,100,711)	(1,063,795)
Debt	-	-
Intercompany debt receivable	5,000,000	1,557,038
Intercompany debt payable	(2,441,767)	-
Cash and cash equivalents	748,853	3,779
Total	(15,596,073)	8,239,870
March 31, 2017
Trade receivables	$524,388	$2,821
Intercompany receivables	16,993,042	6,229,158
Trade payables	(147,996)	(151,076)
Intercompany payables	(8,973,929)	(833,354)
Debt	-	-
Intercompany debt receivable	5,000,000	1,024,417
Intercompany debt payable	(2,249,986)	-
Cash and cash equivalents	1,462,024	3,303
Total	$12,607,543	$6,275,270
March 31, 2016
Trade receivables	$312,652	$-
Intercompany receivables	31,819,855	5,142,906
Trade payables	(150,095)	(147,934)
Intercompany payables	(1,598,578)	(187,983)
Debt	-	-
Intercompany debt receivable	5,000,033	1,011,646
Cash and cash equivalents	5,209	3,334
Total	$35,389,076	$5,821,969

As of March 31, 2018, 2017 and 2016, every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $(73,562), $188,828 and $412,110, respectively.

There are no long term exposures in foreign currency denominated financial asset and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the year ended March 31, 2018. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the year ended March 31, 2018.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2018, 2017 and 2016, we had $ 250,231,474, $224,440,023 and $209,442,252 of total indebtedness, respectively, of which 100% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $2,339,526, $2,203,228 and $2,057,225 in the years ended March 31, 2018, 2017 and 2016, respectively.

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

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2018		March 31, 2017
	Gross	Impairment	Gross	Impairment
Not past due	$206,340,772	$-	$164,373,125	$-
Past due less than three months	45,026,945	-	43,134,363	-
Past due more than three months but not more than six months	6,802,541	-	310,671	-
Past due more than six months but not more than one year	176,382	(14,677)	1,545,177	-
More than one year	1,943,815	(1,943,815)	3,949,844	(3,639,941)
Total	$260,290,455	$(1,958,492)	$213,313,180	$(3,639,941)

Trade receivables are accounted in accordance with IAS 39 (Financial Instruments: Measurement and recognition). Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables.

Receivables from our top five customers are as follows:

	March 31, 2018	March 31, 2017

Receivables from top five customers as of reporting date	$14,451,384	$32,648,938
Percentage to total receivables	6.1%	15.6%

Receivables from our top two customers are as follows:

	March 31, 2018	March 31, 2017
Receivables from our top two customers as of reporting date	$-	$1,749
Percentage to total receivables	0.0%	0.0%

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

We believe that our current cash and cash equivalents, cash flow from operations, debt incurred under our secured revolving credit facilities and other short and long-term loans may or may not be sufficient to meet our anticipated regular working capital requirements and our needs for capital expenditures for the next 12 months. Further, our operating cash cycle as assessed by the working capital providers is more than 18 months and additionally, we have paid down the current liabilities. As a result, we have mismatch in our working capital facility as drawn and the assessed business cash to cash cycle and actual needs. We may, also, require additional cash resources to fund the development of our new processing facility or to respond to changing business conditions or other future developments, including any new investments or acquisitions we may decide to pursue. We are in the process of injecting liquidity through various means like land base monetization etc. Management is confident to address the issue of liquidity.

Short term liquidity requirements consists mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We attempt to maintain sufficient balance in cash and cash equivalents to meet our short term liquidity requirements. We assess long term liquidity requirements on a periodical basis and manage them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for DBO.

As of March 31, 2018, the Group had nil undrawn financing facilities which remained available for drawdown under our existing financing arrangements. The Indian company is carrying negotiation and dialogue with banks to reclassify its debt between working capital and real estate. The current factory land is owned by the Indian Company. Approximately, 9 acres of the total of 17 acres of factory land has already been converted and licensed as residential real estate. The balance of 8 acres of factory land is under advanced stage of approval and licensing for conversion.

However, as mentioned in our risk factors, due to tightening of regulatory and credit environment in India, banks have not agreed to reclassify our debt into working capital and real estate. This has resulted in some of the banks classifying the loan to Indian Company as Non-performing assets. The Indian Company is in the process of monetizing its assets and attempting to raise fresh capital.

The management is confident that the going concern assumption has not been impacted.

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2018	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,626,345	$3,759	$28,330	$-
Short term debt	248,775,942	-	-	-
Trade payables	11,741,143	-	-	-
Other financial liabilities	7,285,473	-	-	-
Lease obligation	307,899	-	-	-
Total	$269,736,802	$3,759	$28,330	$-

	Current		Non-Current
March 31, 2017	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,271,624	$67,907	$55,989	$-
Short term debt	223,175,395	-	-	-
Trade payables	13,004,865	-	-	-
Other financial liabilities	12,259,830	-	-	-
Lease obligation	321,447	-	-	-
Total	$250,033,161	$67,907	$55,989	$-

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

	March 31, 2018	March 31, 2017
Total equity (A)	$241,608,876	$303,224,423
Total debt - comprising of all liabilities of the Group (B)	271,217,631	271,380,792
Overall financing (C) = (A) + (B)	$512,826,507	$574,605,215
Gearing ratio (B) / (C)	0.53	0.47

39.	Class Action suit and other litigation

39.1. Class action suit

On February 10, 2015, two shareholder class action lawsuits were filed in the United States District Court for the Central District of California. The complaints, which were subsequently consolidated, named the Company and certain of our current and former officers and directors as defendants. The consolidated lawsuit purported to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act, generally alleging that certain statements in the Company’s Registration Statement and certain subsequent Exchange Act filings were false and misleading and seeking damages in an unspecified amount.

We filed a Motion to Dismiss the Plaintiff’s amended complaint on October 2, 2015, and on July 18, 2016 the Court granted our Motion to Dismiss the complaint in its entirety. The second amended class action complaint was also dismissed on August 12, 2016. The Plaintiffs did not file a third amended complaint in the time permitted by the judge. On August 26, 2016, the Plaintiffs filed a motion for relief from the Court’s order on the motion to dismiss. The Plaintiff’s motion was denied on December 18, 2017.

39.2. Complaint against IDBI Bank Limited

On April 30, 2018, we initiated an action in Dubai International Financial Centre Court against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to us in the amount $4,134,000 upon its receipt of funds from our customer as required by the Irrevocable Letter. We are seeking damages, costs and injunctive relief against IDBI. We were provided interim relief by the court and the money was paid. We have further pursued case against IDBI Bank Limited for damages and costs. This has risk pertaining to cancellation of the facility extended by IDBI Bank Limited, though.

40.	Events after the reporting period

40.1       A new company named Amira International Finance B.V. has been incorporated in Netherlands on July 30, 2018. Amira International Finance B.V. is a 100% owned subsidiary of Amira Nature Foods Limited.

40.2    On June 06, 2018, we delivered 485,145 of our restricted ordinary shares to a Claim Purchaser of certain vendors of the Company in exchange for claims in the amount of $1,067,300 ($2.20 per share). As amended, our agreement with the Claim Purchaser allows us at our election to deliver up to 3,000,000 of our restricted ordinary shares as payment for Claims purchased by the Claim Purchaser. These securities were offered and sold without registration under Section 5 of the Securities Act of 1933 (“Securities Act”) pursuant to Regulation S under the Securities Act. The Claim Purchaser and vendors are non-U.S. persons. These securities may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended.

Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2018.

41.	Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on October 16, 2018.

