Form 20-F/A
period 2018-03-31
Amira Nature Foods Ltd.
filed 2019-03-13
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

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
None.

EXPLANATORY NOTE

Amira Nature Foods, Ltd. is filing this Amendment No.1, (the “Form 20-F/A”), to its Annual Report on Form 20-F (the “Original Form 20-F”) for the year ended March 31, 2018, filed with the Securities & Exchange Commission on October 16, 2018 (the “Original filing date”) to provide its Form 20-F formatted in XBRL (Extensible Business Reporting Language). Except as stated and except a few other insignificant changes, the Original Form 20-F has not been amended, updated or otherwise modified. This Amendment No. 1 on Form 20-F/A (including the exhibits) does not reflect events occurring after the filing of the Original Report in Form 20F on October 16, 2018. This Amendment should be read in conjunction with the Original Form 20-F and other information that ANFI has filed or furnished to the SEC subsequent to the Original Filing Date

On March 31, 2018, the issuer had 46,384,091 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” and 1,465,183 share options granted and vested through March 31, 2018.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira C Foods International DMCC and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)

Exhibit No.	Description
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant###
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended###
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended###
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002###
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2018 in the Annual Report on Form 20-F###
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****
15.19	Director Share Award Agreement dated May 15, 2016 between Harash Pal Sethi and Amira Nature Foods Ltd#
15.20	Share Option Agreement dated July 15, 2016 between Karan A Chanana and Amira Nature Foods Ltd#
15.21	Share Award Agreement dated October 17, 2014, between Karan A Chanana and Amira Nature Foods Ltd#
15.22	Share Award Agreement dated March 31, 2016, between Karan A Chanana and Amira Nature Foods Ltd#
101.INS	XBRL Instance Document###
101.SCH	XBRL Taxonomy Extension Schema Document###
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document###
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document###
101.LAB	XBRL Taxonomy Extension Label Linkbase Document###
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document###

(1)	Incorporated by reference to the Registration Statement on Form F-1, as amended, initially filed with the SEC on August 29, 2012 (File No.: 333-183612).

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

### Filed herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMIRA NATURE FOODS LTD

March 13, 2019	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer (Principal
Executive Officer)

March 13, 2019	By:	/s/ Varun Sethi
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

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity
Balance as at April 1, 2015	$9,120	$82,896,596	$4,582,399	$(6,634)	$(19,988,326)	$-	$9,398,927	$116,467,681	$193,359,763	$27,965,362	$221,325,125
Issue of shares (Note 18)	181	2,218,159	(2,218,340)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)			3,523,411	-	-	-	-	-	3,523,411	-	3,523,411
Profit after tax for the year	-	-	-	-	-	-	-	25,792,843	25,792,843	7,120,754	32,913,597
Other comprehensive income /(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	36,653	(6,467,499)	(1,572,868)	(8,040,367)
Total comprehensive income/(loss) for the year	-	-	-	(3,094)	(6,501,058)	-	-	25,829,496	19,325,344	5,547,886	24,873,230
Balance as at March 31, 2016	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766

Balance as at April 1, 2016	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766
Issue of shares (Note 18)	2,651	17,673,805	(17,676,456)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	17,762,628	-	-	-	-	-	17,762,628	-	17,762,628
Profit after tax for the year	-	-	-	-	-	-	-	25,087,388	25,087,388	6,424,015	31,511,403
Other comprehensive income /(loss) for the year	-	-	-	23,857	3,360,717	-	-	39,679	3,424,253	804,371	4,228,624
Total comprehensive income/(loss) for the year	-	-	-	23,857	3,360,717	-	-	25,127,067	28,511,641	7,228,386	35,740,027
Balance as at March 31, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421

Balance as at April 1, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421
Issue of shares (Note 18)	6,304	31,594,530	(31,600,834)	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	32,107,995	-	-	-	-	-	32,107,995	-	32,107,995
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)	-	-	-	-	-	-	-	2,569,581	2,569,581	(2,569,581)	-
Profit/(loss) after tax for the year	-	-	-	-	-	-	-	(78,222,174)	(78,222,174)	(15,373,590)	(93,595,764)
Other comprehensive income /(loss) for the year				25,709	(292,401)	-	-	43,364	(223,328)	95,552	(127,776)
Total comprehensive income/(loss) for the year	-	-	-	25,709	(292,401)	-	-	(75,609,229)	(75,875,921)	(17,847,619)	(93,723,540)
Balance as at March 31, 2018	$18,256	$134,383,090	$6,480,803	$39,838	$(23,421,068)	$-	$9,398,927	$91,815,015	$218,714,861	$22,894,015	$241,608,876

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2018	March 31, 2017	March 31, 2016
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) before tax for the year		$(113,537,062)	$36,108,371	$37,810,922
Adjustments for non-cash items	32	18,960,826	14,960,995	4,198,599
Adjustments for non-operating incomes and expenses	32	34,050,541	29,011,112	25,859,298
Changes in operating assets and liabilities	32	32,615,146	(68,644,523)	(70,904,940)
		$(27,910,549)	$11,435,955	$(3,036,121)
Income taxes paid		(468,492)	(5,648,895)	(3,435,386)
Net cash generated from/(used in) operating activities		$(28,379,041)	$5,787,060	$(6,471,507)
(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$(442,568)	$(71,885)	$(568,346)
Purchase of intangible assets		-	-	-
Advance for property, plant and equipment		-	-	-
Proceeds from sale of property, plant and equipment		52,208	2,262	31,759
Net cash outflow on acquisition of subsidiaries		-	-	-
Proceeds from term deposits		12,459,795	17,230,029	16,572,440
Investments in term deposits		(10,705,256)	(14,189,981)	(15,534,982)
Purchase of short term investments		-	-	(38,245)
Proceeds from the sale of short term investments		-	-	228,260
Interest received		83,563	381,144	1,156,596
Net cash used in investing activities		$1,447,742	$3,351,569	$1,847,482
(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$-
Net proceeds from short term debt		33,494,022	9,384,793	10,293,533
Proceeds from long term debt		-	-	19,123
Repayment of long term debt		(24,029)	(463,035)	(896,896)
Interest paid		(25,872,309)	(27,520,656)	(31,260,950)
Net cash generated from financing activities		$7,597,684	$(18,598,898)	$(21,845,190)
(D) Effect of change in exchange rate on cash and cash equivalents		3,718,602	8,879,423	(2,779,206)
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$(15,615,013)	$(580,846)	$(29,248,421)
Cash and cash equivalents at the beginning of the year		16,831,655	17,412,501	46,660,922
Cash and cash equivalents at the end of the year		$1,216,642	$16,831,655	$17,412,501

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1.	Background and nature of operations

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

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office Equipment	Vehicles	Total
Cost
Balance as at March 31, 2016	$4,606,773	$3,003,155	$22,896,185	$902,558	$972,088	$1,276,452	$33,657,211
- Additions	(939)	-	31,247	433	11,028	18,253	60,022
- Disposals	-	-	(545)	-	-	(21,677)	(22,223)
- Translation adjustment	92,045	63,795	469,190	18,328	17,723	12,549	673,631
Balance as at March 31, 2017	$4,697,879	$3,066,950	$23,396,077	$921,319	$1,000,839	$1,285,577	$34,368,641
- Additions	5,476	-	22,599	-	2,159	69,806	100,040
- Disposals	-	-	-	-	-	(227,223)	(227,223)
- Translation adjustment	(10,078)	(6,956)	(19,935)	(1,998)	2,191	15,130	(21,647)
Balance as at March 31, 2018	4,693,277	3,059,994	23,398,741	919,321	1,005,189	1,143,290	34,219,811
Depreciation and impairment
Balance as at March 31, 2016	$1,478,288	$-	$9,844,845	$491,789	$872,740	$1,037,692	$13,725,354
- Depreciation charge	167,340	-	1,197,210	119,992	83,595	93,923	1,662,059
- Disposals	-	-	-	-	-	(18,444)	(18,444)
- Translation adjustment	36,097	-	239,350	13,824	19,112	17,175	325,558
Balance as at March 31, 2017	$1,681,725	$-	$11,281,405	$625,605	$975,447	$1,130,346	$15,694,528
- Depreciation charge	165,763	-	1,108,576	126,663	26,261	67,321	1,494,584
- Disposals	-	-	-	-	-	(209,282)	(209,282)
- Translation adjustment	(4,825)	-	(11,777)	(2,094)	1,030	6,333	(11,333)
Balance as at March 31, 2018	$1,842,663	$-	$12,378,204	$750,174	$1,002,738	$994,718	$16,968,497
Carrying value
At March 31, 2017	$3,016,154	$3,066,950	$12,114,672	$295,714	$25,392	$155,231	$18,674,113
At March 31, 2018	$2,850,614	3,059,994	11,020,537	169,147	2,451	148,578	17,251,314

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

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at March 31, 2016	$808,779	$127,528	$867,598	$329,324	$62,460	$2,195,689
- Additions	-	-	-	-	-	-
- Translation adjustment	16,878	2,709	(51,471)	(19,537)	(3,705)	(55,126)
Balance as at March 31, 2017	$825,657	$130,237	$816,127	$309,787	$58,755	$2,140,563
- Additions	-	-	-	-	-	-
- Translation adjustment	(1,828)	(295)	125,403	47,601	9,027	179,908
Balance as at March 31, 2018	$823,829	$129,942	$941,530	$357,388	$67,782	$2,320,471

Amortization and impairment
Balance as at March 31, 2016	$379,970	$127,528	$-	$61,824	$28,142	$597,464
- Amortization charge	78,310	-	-	26,525	12,073	116,908
- Translation adjustment	10,488	2,709	-	(4,377)	(1,992)	6,828
Balance as at March 31, 2017	$468,768	$130,237	$-	$83,972	$38,223	$721,200
- Amortization charge	81,376	-	-	28,283	12,874	122,533
- Translation adjustment	(1,628)	(295)	-	14,402	6,555	19,034
Balance as at March 31, 2018	$548,516	$129,942	$-	$126,657	$57,652	$862,767

Carrying value
At March 31, 2017	$356,889	$-	$816,127	$225,815	$20,532	$1,419,363
At March 31, 2018	275,313	-	941,530	230,731	10,130	1,457,704

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

12.	Inventories

Inventories comprise the following:

	March 31, 2018	March 31, 2017
Raw materials	$209,162	$3,761,813
Finished goods	160,558,326	266,751,906
Stores, spares and others	511,375	2,550,120
Total	$161,278,863	$273,063,839

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

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2018	March 31, 2017
At the beginning of the year	$3,639,942	$708,001
Add: During the year	(1,675,460)	2,915,702
Add/ (less): Translation adjustments	(5,990)	16,239
At the end of the year	$1,958,492	$3,639,942

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2018	March 31, 2017
Security deposits, restricted	$122,158	$212,611
Term deposits, restricted	2,352,525	4,152,019
Interest receivable	673,869	675,401
Investment in listed securities and mutual funds	398,034	351,787
Other receivables	65,646	75,346
Total	$3,612,232	$5,467,164

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

The fair values of options granted during the years ended March 31, 2017, 2016, 2014 as mentioned above, were determined using appropriate pricing model that takes into account following factors and assumptions specific to the share incentive plans along with other external inputs:

•	Expected volatility was determined based on historical volatility of entities in similar industry following a comparable period in their lives.

•	Similarly, expected exercise period of the option has been taken as a period over which share price will be twice of the exercise price which is based on industry average considering the Group do not have any historical pattern for exercise of share option.

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016	July 7, 2015
Fair value of the option using appropriate model	$2.27	$5.14
Fair value of shares at grant date	$7.48	$11.47
Exercise price	$10.00	$10.00
Exercise multiple	2.5	2.5
Expected time to exercise (years)	-	3.4
Expected volatility	28.89%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.56%	2.26%

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2018	March 31, 2017

Trade payables (A)	$11,741,143	$13,004,865

Other current liabilities
Statutory dues	431,446	547,852
Advance received from customers	424,991	507,557
Other liabilities	14,722	46,335
Total other current liabilities (B)	$871,159	$1,101,744

Total (A) + (B)	$12,612,302	$14,106,609

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2018	March 31, 2017
Expenses payable	$3,125,704	$3,028,650
Salary payable	1,567,348	2,293,789
Security deposits	10,815	10,840
Liability for compensated absences	183,411	168,718
Other liabilities	2,398,195	6,757,833
Total other financial liabilities	$7,285,473	$12,259,830

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2018	March 31, 2017
Term loans	$1,421,911	$1,211,236
Vehicle loans	33,292	53,392
Total debt	$1,455,203	$1,264,628
Less: Amount reclassified to current debt	(1,427,773)	(1,215,885)
Total non-current debt	$27,430	$48,743

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2018	March 31, 2017
Term loans	18.3%	13.0%
Vehicle loans	4.6%	7.0%

22.2	Current debt

	March 31, 2018	March 31, 2017
Working capital loans	$231,782,800	$205,272,318
Debt from Mr. Karan A. Chanana and affiliates	16,394,751	17,903,077
Debt from Other Body Corporates	598,720	-
	$248,776,271	$223,175,395
Add: Current portion of long term debt	1,427,773	1,215,885
Total current debt	$250,204,044	$224,391,280

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

23.4	Deferred tax liabilities (net)

	March 31, 2018	March 31, 2017
Deferred tax assets	$543,285	$925,418
Less: Deferred tax liabilities	1,345,227	5,416,690
Deferred tax liabilities (net)	$801,942	$4,491,272

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2018, 2017 and 2016 is as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Current tax expense	$(16,144,171)	$5,405,733	$5,406,882
Deferred tax expense /(income)	(3,797,127)	(808,765)	(715,012)
Tax expense for earlier years	-	-	205,455
Income tax expense	$(19,941,298)	$4,596,968	$4,897,325

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2018	March 31, 2017	March 31, 2016
Profit/(loss) before tax	$(113,537,062)	$36,108,371	$37,810,922

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2018: 34.61%, 2017: 34.61% and 2016: 33.99% )	48,495,989	3,522,732	2,472,816
Impact of change in tax rate	-	-	110,689
Non-deductible expenses	(24,707)	14,710	155,095
Tax for earlier years		-	(205,454)
Others	(68,412,580)	1,059,526	2,364,179
Tax expense	$(19,941,298)	$4,596,968	$4,897,325

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Salaries and wages	$5,655,032	$6,555,976	$8,579,070
Bonus to Mr. Karan A. Chanana (Note 31)	-	351,000	351,000
Compensated absence cost	19,982	(88,830)	118,885
Gratuity cost	63,186	75,329	102,853
Contribution to provident fund	19,793	19,965	25,192
Share-based compensation (Note 31)	907,158	1,312,246	3,523,412
Staff welfare expenses	132,580	527,489	183,854
Total	$6,797,731	$8,753,175	$12,884,266

Category-wise employee benefits expense:

	March 31, 2018	March 31, 2017	March 31, 2016
Post-employment benefit:
Defined benefit plans	$63,186	$75,329	$102,853
Defined contribution plans	19,793	19,965	25,192

Share-based compensation	907,158	1,312,246	3,523,412
Short term benefit	5,807,595	7,345,635	9,232,809
Total	$6,797,732	$8,753,175	$12,884,266

Post-employment benefits

Post-employment benefits comprises gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

APFPL has contributed $19,793, $19,965 and $25,192 to defined contribution plans during the years ended March 31, 2018, 2017 and 2016 respectively.

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Depreciation	$1,494,585	$1,662,059	$1,942,305
Amortization	122,533	116,909	119,393
Total	$1,617,118	$1,778,968	$2,061,698

26.	Other expenses

Other expenses comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Insurance	$790,195	$1,459,792	$1,442,959
Communication expenses	153,562	193,400	554,885
Repairs and maintenance	198,325	345,375	687,482
Travel and conveyance	1,113,198	832,006	2,679,194
Legal and professional	4,373,607	4,670,277	8,679,891
Rent	1,700,257	1,954,959	2,659,193
Power and fuel	352,568	424,533	877,788
Security expenses	162,002	292,745	415,284
Advertising and business promotion expenses	677,207	1,160,661	4,123,228
Commission, claims and compensation	90,644	179,979	414,213
Others	3,093,595	3,391,983	741,056
Total	$12,705,160	$14,905,710	$23,275,173

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Interest on debt	$31,538,688	$26,472,908	$23,486,019
Interest to suppliers	2,826	-	764,257
Interest on loan from related party	1,959,017	1,107,351	492,791
Total interest expense	33,500,531	27,580,259	24,743,067
Add: Debt processing and other charges	608,090	1,692,567	2,320,389
Total	$34,108,621	$29,272,826	$27,063,456

Inventory carrying value includes capitalized interest cost of $22,846,505, $14,015,122 and $14,778,839 as of March 31, 2018, 2017 and 2016.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of 14.72%, 13.69% and 13.63% for the years ended March 31, 2018, 2017 and 2016 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Interest on deposits with banks	$29,669	$263,095	$1,184,084
Other interest received	-	136	3,011
Total	$29,669	$263,231	$1,187,095

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2018	March 31, 2017	March 31, 2016
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$4,880,153	$(1,424,689)	$663,538
Gain/ (loss) on sale of property, plant and equipment	28,411	(1,517)	2,973
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	-	-	14,090
Hedge ineffectiveness on cash flow hedges	-	-	-
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges	-	(86,722)	443,299
Net gain/(loss) on settlement of forward contracts used for cash flow hedges	-	-	-
Total	$4,908,564	$(1,512,928)	$1,123,900

29.	Earnings per share

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

31.3	Share-based payments to KMP

The Group has granted share awards to its directors and the CFO pursuant to the 2012 and 2017 Omnibus Securities and Incentive Plans (Note 19).

31.4	Share Exchange agreement with KMP (representing NCI)

The NCI have entered into a share exchange agreement with ANFI (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2018	March 31, 2017	March 31, 2016
Sales(1)	$-	$-	$-
Advances received back	-	-	-
Purchase of asset	-	-	10,889

Outstanding balances	March 31, 2018	March 31, 2017	March 31, 2016
Trade payables	$47	$47	$46
Advances receivables	-	-	138,151

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2018	March 31, 2017	March 31, 2016
Depreciation and amortization	$1,617,118	$1,778,968	$2,061,698
Impairment loss recognized on trade receivables and other current assets	1,008,534	2,926,165	(186,564)
Unrealized (gains)/ losses on account of foreign exchange differences	(3,887,013)	373,026	(711,341)
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	-	433,311	(102,264)
Share-based compensation	20,222,187	9,449,525	3,137,070
Total	$18,960,826	$14,960,995	$4,198,599

32.2	Adjustment for non-operating income and expense

	March 31, 2018	March 31, 2017	March 31, 2016
Interest expense	$34,108,621	$29,272,826	$27,063,456
Interest and dividend income	(29,669)	(263,231)	(1,187,095)
Gain on sale of property, plant and equipment	(28,411)	1,517	(2,973)
Gain on sale of shares	-	-	(14,090)
Total	$34,050,541	$29,011,112	$25,859,298

32.3	Change in operating assets and liabilities

	March 31, 2018	March 31, 2017	March 31, 2016
Trade payables and other current liabilities	$(9,958,378)	$3,825,278	$(15,194,955)
Inventories	112,237,473	(28,206,199)	9,937,335
Trade receivables	(50,559,691)	(21,603,553)	(60,778,090)
Other current assets and prepayments	(19,104,258)	(22,660,049)	(4,869,230)
Total	$32,615,146	$(68,644,523)	$(70,904,940)

33.	Commitments and contingent liabilities

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

	March 31, 2018	March 31, 2017
Total equity (A)	$241,608,876	$303,224,421
Total debt - comprising of all liabilities of the Group (B)	271,217,631	271,380,794
Overall financing (C) = (A) + (B)	$512,826,507	$574,605,215
Gearing ratio (B) / (C)	0.53	0.47

39.	Class Action suit and other litigation

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

