Form 20-F
period 2019-03-31
Amira Nature Foods Ltd.
filed 2020-08-19
CIK 1552448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Mr. Karan A. Chanana, Chairman 29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates
Telephone: +97144357303
Facsimile: +97142387767

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each Exchange on which registered
ORDINARY SHARES, PAR VALUE $0.001	RYCE	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

On March 31, 2019, the issuer had 55,477,521 ordinary shares outstanding, including 7,005,434 ordinary shares issuable pursuant to an exchange agreement described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects” 4,465,183 share options and rights granted and vested through March 31, 2019.

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

Yes ☐	No ☒

CONVENTIONS USED IN THIS REPORT

In this annual report on Form 20-F (the “Annual Report”), unless otherwise stated or unless the context otherwise requires, references to (i) ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, “the Group”, ‘‘our Company’’ or “RYCE” are to Amira Nature Foods Ltd, a British Virgin Islands business company, including its subsidiaries; (ii) references to “Amira Mauritius” are solely to Amira Nature Foods Ltd, a Mauritius company and RYCE’s wholly owned subsidiary, and its wholly-owned subsidiaries including Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe), Basmati Rice North America LLC, Amira I Grand Foods Inc. (BVI), and Red Reinel; and (iii) references to “Amira I Grand Foods Inc. (BVI)” are to Amira I Grand Foods Inc., a British Virgin Island business company, and its subsidiaries, including Amira Grand I Foods Inc. (US), Amira K.A Foods International DMCC, and Amira G Foods Limited.

In this report, references to Amira India are to Amira Pure Foods Private Limited.

In this report, references to “India” are to the Republic of India, references to “BVI” are to the British Virgin Islands, and references to “Mauritius” are to the Republic of Mauritius. References to “$”, “USD”, “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.”, “Rupees”, “INR” or “Indian Rupees” are to the legal currency of India.

The audited consolidated financial statements for the fiscal years ended March 31, 2019, 2018 and 2017 and notes thereto included elsewhere in this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our interim period ends on September 30. References to a year other than a “fiscal” are to the calendar year ended December 31.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect ,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operation, business strategy, financial results and financial needs. These forward-looking statements include, but are not limited to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development and results of operation and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenue, profits, adjusted profits, EBITDA, adjusted EBITDA, earnings, adjusted earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers and suppliers;

•	governmental policies regarding our industry;

•	the impact of legal proceedings; and

•	the impact of COVID-19 on our operations.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of profit or loss data for each of the years ended March 31, 2019, 2018 and 2017 and selected consolidated statement of financial position data as of March 31, 2019 and 2018 are derived from our audited consolidated financial statements included in this Annual Report beginning on page F-1. The selected consolidated statements of profit or loss data for the fiscal year ended March 31, 2016 and 2015 and selected consolidated statement of financial position data as of March 31, 2016 and 2015 have been derived from our audited consolidated financial statements of those respective years, which are not included in this Annual Report.

Since October 15, 2012, when we completed our initial public offering, (and up to the period ended November 14, 2018) we owned 80.4% of Amira India pursuant to the terms of a share subscription agreement between Amira Mauritius and Amira India. We accounted for this combination (between October 15, 2012 and up to the period ended November 14, 2018) using the “pooling of interest method,” and accordingly, our consolidated financial statements included in earlier Annual Reports on Form 20-F included our and Amira India’s assets, liabilities, revenues and expenses, which had been recorded at their carrying values. Also, the remaining 19.6% of Amira India during the above-mentioned period that was then not owned by RYCE was reflected in earlier consolidated financial statements as a non-controlling interest, and accordingly, the profit after tax attributable to equity shareholders of RYCE was reduced by a corresponding percentage.

Amira India announced converted of its debt to equity in the second half of fiscal year 2019 (effective November 15, 2018). This conversion resulted in Amira Mauritius’ holding of Amira India being reduced from 80.4% to 49.8%. Accordingly, Amira India has not been consolidated (Line item level) for purposes of preparing consolidated financial statements of Amira Nature Foods Limited (RYCE) as of March 31, 2019. Instead, investments in associates have been accounted for under IAS 28 (Investments in Associates and Joint Ventures). Please refer to Exhibit 8.1 of this Annual Report for a list of subsidiaries comprised in these consolidated financial statements. Also refer to “Item 4. Information on the Company – Corporate Structure” for further details. Amira India was deconsolidated on 14 November 2018 As a result, our financial statements are not comparable with those of prior years.

Accordingly, the following information presented for periods other than for fiscal 2019, is not comparable to the information presented for fiscal 2019. The following selected consolidated financial statements data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report. Our historical results for any period are not necessarily indicative of results to be expected in any future period as a result of the deconsolidation.

•	Statements of Profit or Loss Data

	March 31, 2019	March 31, 2018	March 31, 2017
Revenue	$64,436,816	$413,901,480	$551,830,966
Other income	160,805	5,031,827	48,833
Cost of materials	(49,503,316)	(373,451,132)	(492,189,652)
Change in inventory of finished goods	(150,295,581)	(106,193,580)	35,517,661
Employee benefit expenses	(6,516,026)	(6,797,731)	(8,753,175)
Depreciation and amortization	(767,640)	(1,617,118)	(1,778,968)
Freight, forwarding and handling expenses	(316,189)	(2,535,261)	(3,139,061)
Other expenses	(196,294,883)	(12,705,159)	(14,905,710)
	$(339,096,014)	$(84,366,674)	$66,630,894
Finance costs	(18,238,935)	(34,108,621)	(29,272,826)
Finance income	-	29,669	263,231
Other gains and (losses)	(553,737)	4,908,564	(1,512,928)
Profit/(loss) before tax	$(357,888,686)	$(113,537,062)	$36,108,371
Income tax (expense)/credit	11,706	19,941,298	(4,596,968)

Profit/(loss) after tax for the year	$(357,876,980)	$(93,595,764)	$31,511,403
Profit/(loss) after tax for the year attributable to:
Shareholders of the company	$(304,911,721)	$(78,222,174)	$25,087,388
Non-controlling interest	$(52,965,259)	$(15,373,590)	$6,424,015

Earnings per share
Basic earnings per share (1)	$(7.55)	$(2.30)	$0.84
Diluted earnings per share (1)	$(7.55)	$(2.30)	$0.84

______________

(1) Basic earnings per share (for Fiscal 2015 to 2018) was calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that was not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Basic earnings per share was calculated by dividing our profit by the weighted average shares outstanding. Diluted earnings per share (for Fiscal 2015 to 2018) was calculated by dividing our profit after tax, as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that was not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of the equivalent stock options granted during the applicable period. The dilutive impact of total share options in the amount of 1,842,082 granted to Mr. Karan A. Chanana, our Chairman in the years ended March 31, 2017, 2016, 2015, 2014, and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in Fiscal 2019) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above. Basic earnings per share (for Fiscal 2019) was calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 50.2% of Amira India that was not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period

•	Adjusted EBITDA, Adjusted profit after tax and adjusted earnings per share

For the fiscal year ended March 31, 2019, we had adjusted EBITDA of $(338.7) million, adjusted loss after tax of $357.8 million and adjusted earnings per share of $(7.55). In the following tables we have provided reconciliation of non-IFRS measures* to the most directly comparable IFRS measure:

1. Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Profit/(loss) after tax (PAT)	(357,876,980)	(93,595,764)	31,511,403
Add: Income tax expense/(credit)	(11,706)	(19,941,298)	4,596,968
Add: Finance costs (net of finance income)	18,238,935	34,078,952	29,009,595
Add: Depreciation and amortization	767,640	1,617,118	1,778,968
EBITDA	(338,882,111)	(77,840,992)	66,896,934
Add: Non-cash expenses for share-based compensation	-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-
Add: One-time provision for impairment of inventory	-	133,984,426	-
Add: One-time legal & professional charges	-	1,695,323	2,295,995
Adjusted EBITDA	(338,882,111)	59,044,566	70,505,179

2. Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Profit/(loss) after tax (PAT)	(357,876,980)	(93,595,764)	31,511,403
Add: Non-cash expenses for share-based compensation	-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-
Add: One-time provision for impairment of inventory (net of taxes)	-	87,164,908	-
Add: One-time legal & professional charges	-	1,695,323	2,295,995
Adjusted profit/(loss) after tax	(357,876,980)	(3,529,724)	35,119,648

3. Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2019	2018	2017
		(Amount in $)

Profit/(loss) after tax (PAT)		(357,876,980)	(93,595,764)	31,511,403
Profit attributable to Shareholders of the company	(A)	(304,911,721)	(78,222,174)	25,087,388
Weighted average number of shares (for Basic earnings per share)	(B)	40,388,149	34,064,348	29,822,470
Weighted average number of shares (for diluted earnings per share)	(C)	40,388,149	34,064,348	29,822,470
Basic earnings per share as per IFRS	(A)÷(B)	(7.55)	(2.30)	0.84
Diluted earnings per share as per IFRS	(A)÷(C)	(7.55)	(2.30)	0.84

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E)=(C)+(D)	47,393,583	41,069,782	36,827,904

Profit/(loss) after tax (PAT)		(357,876,980)	(93,595,764)	31,511,403
Add: Non-cash expenses for share-based compensation		-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	-	-
Add: One-time provision for impairment of inventory (net of taxes)		-	87,164,908	-
Add: One-time legal & professional charges		-	1,695,323	2,295,995
Adjusted profit/(loss) after tax	(F)	(357,876,980)	(3,529,724)	35,119,648

Adjusted earnings per share	(F)÷(E)	(7.55)	(0.09)	0.95

*The group has used adjusted cost of goods sold (after accounting for the impact of impairment of inventories) as explained in the MDA section

•	Statements of Financial Position Data

	As at March 31,
	2019	2018	2017
Cash and cash equivalents	$21,232,011	1,216,642	$16,831,655
Total current assets	23,478,028	492,312,312	552,972,603
Total assets	26,156,565	512,826,507	574,605,215
Total equity	(15,072,006)	241,608,876	303,224,421
Debt (Long term & Short term)	35,080,935	250,231,474	224,440,023
Total liabilities	41,228,671	271,217,631	271,380,794
Total equity and liabilities	26,156,565	512,826,507	574,605,215

•	Capital stock (excluding long-term debt and redeemable preferred stock) and number of shares as adjusted to reflect changes in capital

Described in detail in this Annual Report under the heading “Item 18. Financial Statements” under Note 18 “Equity”.

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

Risks Related to the COVID-19 Pandemic

Our business and operations have been and will continue to be negatively impacted by the COVID-19 global pandemic in each jurisdiction where we operate.

The recent COVID-19 pandemic, which is causing potentially deadly respiratory tract infections originating in China and subsequently spreading around the world, has negatively affected economic conditions, the supply chain, the labor market, the demand for products and consumer spending globally and may otherwise impact our operations and the operations of our customers and suppliers. As of March 2020, the outbreak of COVID-19 has been declared a pandemic by the World Health Organization (“WHO”). Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. As of March 15, 2020, the United States had temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. The extent of COVID-19’s impact on our financial and operational results, which could be material, will depend on the length of time that the pandemic continues and whether subsequent waves of the infection happen. Uncertainties regarding the economic impact of the COVID-19 pandemic are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.

Our Basmati rice, other specialty rice and other food products are sold to customers across four continents with significant portions of our international sales to Asia Pacific, EMEA and North America. Additionally, we have management and employees in two continents. The ability of our management and employees to travel between the countries in which we operate is necessary to effectively manage our business and operations. The supply chain of our products involves crossing and delivery into various foreign jurisdictions. As a foreign issuer and global provider of food products, we are particularly susceptible to the impact of the COVID-19 global pandemic. Our business and operations have been and will continue to be negatively impacted by the COVID-19 global pandemic in each jurisdiction where we operate. At this stage, it is difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic may include, among others:

•	We may be unable to effectively and efficiently manage our business and respond to the impact and uncertainties caused by the COVID-19 pandemic.

•	Our supply chains and distribution channels are subject to material interruptions and delays for extended and unknown periods of time, due to government-imposed quarantines, closures, lockdowns and other orders that restrict the movement and activity of persons and goods in the countries where we operate and sell our products.

•	Deliveries of our products could be subject to delay or disruption due to governmental orders and laws restricting or preventing the shipment and delivery of our products from or into certain countries.

•	We have experienced and may continue to experience reduced cash flow and potential liquidity constraints due to delays caused by COVID-19.

•	The COVID-19 pandemic could impair our ability to perform agreements with our customers, vendors, suppliers, distributors and other third parties.

•	Third parties such as suppliers, shippers, distributors and retailers may be unwilling or unable to supply, deliver or distribute our products.

•	The COVID-19 pandemic could inhibit our ability to recognize revenue from its contracts as planned.

•	Our employees including our officers and directors could become ill from COVID-19, quarantined, and/or subject to lockdowns that could prevent them from managing our operations and business or cause labor shortages.

•	Some or all of our facilities could be disinfected and/or subject to closure due to the COVID-19 outbreak.

•	Our suppliers, shippers, distributors and customers could encounter labor shortages and be subject to quarantines and lockdowns in areas affected by the COVID-19 outbreak, and be subject to closures of shipping, manufacturing and other facilities, warehouses, and logistics supply chains.

•	Our results of operations could be adversely affected due to the negative impact of COVID-19 on the economies in each jurisdictions where we operate and sell our products.

•	We could be subject to increased costs to comply with regulatory requirements in areas affected by the COVID-19 outbreak.

•	Economic conditions could continue to deteriorate which would reduce the demand for our products,

•	Our distributors and customers could have operational disruptions due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing).

•	We may experience potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets.

•	We may encounter potential non-performance by counterparties relying on force majeure clauses and potential deterioration in the financial condition and prospects of our customers, joint venture partners or other business partners.

Risks Related to Our indebtedness

If we are unable to amend our agreements with our existing lenders or refinance the existing debt, it could have a material adverse effect on our business, results of operations and financial condition.

Without obtaining adequate capital funding or improving our financial performance, we may not be able to continue as a going concern.

During the financial year 2019 one of the financial lenders of Amira India (whom to our consternation, was followed by others) applied to NCLT (National Country Law Tribunal), under section 9 of the Insolvency and Bankruptcy Code, 2016 and is seeking an order requiring us to repay the loan an amount of $14.1 million (as per their application) extended to us. The report of our independent registered public accounting firm for the year ended March 31, 2019 included herein contains an explanatory paragraph indicating that there is substantial doubt as to our ability to continue as a going concern is dependent on a plan to address the pending NCLT application by the lenders of Amira India.  See Item 18 Note 37.3.

Our outstanding secured revolving credit facilities and term loans were secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees previously issued by Mr. Karan A. Chanana (our Chairman) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”). Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) had issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) had guaranteed the repayment of the secured revolving credit facilities, up to a sum of 1.4 million, along with any applicable interest and other charges due to the consortium. Because we are obligated to indemnify the past guarantors of Amira India’s debt, we could be obligated to pay amounts owed by Amira India to its creditors in connection with the NCLT proceeding. Our financial statements do not include these amounts. Our financial statements have been prepared in accordance with International Financial Reporting Standards, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Our ability to continue as a going concern will be determined by the outcome of the NCLT application and our ability to fund our operational plans and realize our business objectives. In addition, we have incurred a net loss and expect to incur losses in future periods. The financial lender’s NLCT application has not been admitted as at the filing of the annual report in this Form 20F. The Company believes the position of the financial creditor is without merit and unwarranted and driven by the general tightening credit environment in India. However, if the application is admitted, it could have a material adverse effect on our financial condition.

If we are: (i) required to indemnify the past guarantors of Amira India’s debt for material amounts, (ii) if we are unable to obtain adequate funding in the future, or (iii) if we are unable to grow our revenue substantially to achieve and sustain profitability, we may not be able to continue as a going concern.

Because of the deconsolidation of Amira India, investors will have limited information about our operations, assets and liabilities.

From October 15, 2012 through November 15, 2018, we owned 80.4% of Amira India and its financial results were included in our audited financial statements. Effective November 15, 2018, Amira India converted its debt to equity which reduced our ownership from 80.4% to 49.8%. Because Amira India’s results are not be included in our financial results in future periods, investors may not have all information necessary to make an informed decision about an investment in our ordinary shares.

We have a substantial amount of indebtedness and obligated to provide indemnification related to Amira India’s debt, which could have a material adverse effect on our financial health and our ability to obtain financing in the future.

The deconsolidation of Amira India reduced our debt from $250.23 million and $224.4 million as of March 31, 2018 and 2017, to $35.09 million as of March 31, 2019. The aggregate amount outstanding under our various financing arrangements as of March 31, 2019 was $35.08 million, of which $27.58 million consisted of our non-current (long-term) debt and $7.5 million consisted of our current (short-term) debt, comprised primarily of our secured revolving credit facilities. Additionally, because we have an obligation to indemnify the past guarantors of Amira India’s debt, we could be required to pay any deficiency in the amount that creditors receive as a result of the pending NCLT proceeding. The amount we would be obligated to pay as a result of this indemnification is uncertain; however, a finding that we are obligated to indemnify material amounts could have a material negative impact on our financial condition and results of operations.

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

As of March 31, 2019, our outstanding current (short-term) debt, amounting to $7.5 million and comprising substantially all of our debt, bears interest at floating rates. Any upward movements in these interest rates would increase the interest costs of such loans and could harm our business results.

The Reserve Bank of India in 2018 promulgated the revised framework and guidelines for ‘loan asset’ identification, classification and provisioning for commercial banks in India. Businesses including ours (and individuals) across India, have faced cash management issues especially in the rapidly evolving regulatory regime in India since early part of fiscal of 2017. This has resulted in tightening of regulatory and credit environment in India. This tightening of credit has adversely impacted and disrupted our cash- to-cash cycle.

Further, the agreements and instruments governing our debt place specified limitations on incurrence of additional debt. Despite current indebtedness levels, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. However, if new debt is added to our and our subsidiaries’ current debt levels, the related risks would increase.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our business results which are highly sensitive to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient enough to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. If our operating results and available cash are insufficient to meet our debt service obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due. Any future refinancing of our indebtedness may not be on favorable terms and could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

The terms of our existing debt agreements may restrict our ability to operate and grow our business.

Our agreements with certain banks and financial institutions for short-term and long-term debt contain restrictive covenants, including, but not limited to, requirements that we obtain consent from the lenders prior to altering our capital structure or the organizational documents effecting any merger or consolidation with another company, restructuring or changing our management, declaring or paying dividends under certain circumstances, undertaking major projects or expansions, incurring further debt, undertaking guarantee obligations which permit certain Indian lenders to claim funds invested in us by our management or principal shareholders, entering into long-term or otherwise material contractual obligations, investing in affiliates, creating any charge or lien on our assets or sale of any hypothecated assets or undertaking any trading activities other than the sale of products arising out of our manufacturing operations.

We are required to maintain a current ratio (the ratio of the book value of our current assets to our current liabilities outstanding, including current debt as per statutory requirements) of at least 1.33 during the term of our secured revolving credit facilities for Amira India.

RYCE raised unsecured debt in the amount of EUR25 million on March 11, 2019. The debt bears an interest rate of 8.5% per annum, payable in arrears on December 17 of each year, and is due December 17, 2023. RYCE may redeem all of the debt prior to the maturity date in an amount equal to 104% of the outstanding principal amount of the debt. Additionally, in the event of a “Change of Control” of Amira International Finance B.V. outside of the group (the wholly-owned subsidiary of RYCE), such subsidiary will be required to redeem all outstanding debt in an amount equal to 101% of the outstanding principal amount of the debt. We have guaranteed payment obligations under the debt.

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

Our business requires substantial working capital, primarily because Basmati rice must be aged for approximately 12 months or more (at times up to 24 months) before it reaches premium quality. Accordingly, we must maintain a sufficient stock of Basmati rice at all times to meet processing requirements, which leads to higher inventory holding costs and increased working capital needs. In addition, we may need additional capital to develop our new processing facility and additional company-managed distribution centers in India and across the world.

We meet our working capital requirements largely by debt incurred under our revolving credit facilities. Sources of financing have historically included commercial banks under such credit facilities and equity investments. If we decide to incur more debt, our interest payment obligations will increase, and our lenders may impose additional restrictions on our business which could result in reduced cash flows. If we decide to issue equity, the new equity will dilute the ownership interest of our existing shareholders.

We may not be able to raise adequate financing on acceptable terms, in time, or at all. Since the short seller attack in 2014 and now with the global uncertainty due to Covid-19, obtaining financing has been even more difficult. Our failure to obtain sufficient financing or maintain our existing credit facilities could harm our business results and result in a reduction in our operations and the delay or abandonment of our development plans.

Risks Related to Our Business

We face risks associated with our existing and planned international business.

In fiscal 2019, we generated revenue of 15.9%. In 2018 and 2017, we generated 65.3% and 50.1% of revenue, respectively. The revenue of fiscal 2019 is not comparable to the revenues of fiscal 2018, 2017 or prior periods due to the deconsolidation of Amira India. However, we expect to increase our presence over time. We currently have offices in, the United Arab Emirates (“UAE”), the United Kingdom and Germany, and we sell our products throughout Asia Pacific, Europe, the Middle East, and Africa (“EMEA”), and North America. Our existing and planned international business operations are subject to a variety of risks, including:

•	difficulties in staffing and managing geographically dispersed operations;
•	compliance with various foreign laws, including local labor laws and regulations, where we operate throughout the world (as applicable);
•	government expropriation of assets;
•	changes in or uncertainties relating to geographically dispersed rules and regulations that may harm our ability to sell our products;
•	tariffs, export or import restrictions, restrictions on remittances abroad, imposition of duties or taxes that limit our ability to move our products out of these countries or interfere with the import of essential materials into these countries;
•	increase in withholding and other taxes, or limitations on remittances and other payments by foreign subsidiaries or strategic partners;
•	varying and possibly overlapping tax regimes, including the risk that the countries in which we operate will impose taxes on inter-company relationships;
•	currency devaluations or fluctuations in currency values, including in developing markets such as [Turkey, Egypt, Mexico, Nigeria, Ukraine, and South Africa] as well as in developed markets such as the United Kingdom and other countries within the European Union;
•	increased sovereign risk, such as default by or deterioration in the economies and credit ratings of governments, particularly in the EMEA region;
•	economic, political or social instability in foreign countries;
•	the enforceability of legal agreements and judgments in foreign countries;
•	an inability, or reduced ability, to protect our intellectual property;
•	the unprecedented ongoing Covid-19 pandemic; and
•	government subsidies or other incentives that favor local competitors.

We currently expect to expand in our existing and additional target international markets, but our expansion plans may not be successful. Failure of, or delay in, our expansion plans could significantly harm our business results.

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

We have industry pricing dynamics and an improvement in mix. As a result, the historic CAGR data and trends set out elsewhere in this Form 20F are not indicative of our future results and may not be sustainable for the future.  In particular, our future growth CAGRs may increase at a lower rate or may not increase at all, which in turn would have a negative impact on our business, results of operation and financial results. In fact, the Company had a particularly challenging year during its fiscal year ended March 31, 2019 where it had declines to its financial results due in part to challenging industry conditions, including the impact of currency exchange fluctuations on its business in India and lower industry pricing, as well as certain business disruptions that management believes were short term in nature.

Our inability to meet the quality requirements of our customers or to anticipate and adapt to changes in the market demand for our products could reduce demand for our products and harm our sales.

Our results of operations and growth strategy depend upon the demand for Basmati rice and our other food products in global markets. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends and macroeconomic factors such as general economic condition and the level of consumer confidence. Our success depends on our ability to predict, identify, and interpret the tastes, packaging, sales channel, and other preferences of consumers around the world and to offer products that appeal to these preferences in the places and ways that consumers shop. Consumer preferences often change over time, and, if we are not able to anticipate, identify or develop and market products that respond to changes in consumer preferences, demand for our products may decline. We must continually monitor and adapt to changing market demand. If we do not offer products that appeal to consumers or if we misjudge consumer demand for our products, we may not meet our growth targets, our sales and market share may decrease, and our profitability may suffer.

We are also subject to regulation by the countries or regions where our customers are located, such as the European Union (“EU”) and the United States (“US” or the “U.S.”), relating to the quantity, quality, characteristics and variety of the Basmati rice and other food products sold there. Authorities may upgrade or change these regulations from time to time. Our international customers often require that the rice we sell matches their quality standards and conduct sample checks on our products. The results from their sample checks may not reflect the quality of the rice we deliver to them and the rice we sell to them may not comply with their quality specifications or requirements. If our customers’ sample checks identify any deficiencies in our rice, they will generally have the right to return the entire batch we sold to them. We must, on a regular basis, keep pace with the quality requirements of our global customers, invest continuously in new technology and processes to provide the desired quality product and continually monitor our product.

Any failure to meet the quality requirements of our customers or to anticipate and adapt to changes in market demand could harm our business results.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy”. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

We may not be successful in identifying and acquiring suitable acquisition targets, managing strategic transactions, or making strategic investments, which could adversely affect our growth.

We have in the past expanded, and intend to expand in the future, our operations and markets through acquisitions or strategic investments. The identification and completion of such acquisitions or investments are dependent upon various factors, including satisfactory completion of due diligence, negotiation of definitive agreements and our ability to compete with other entities to acquire attractive targets. There is no assurance that in the future we will be able to identify and acquire appropriate acquisition targets on commercially acceptable terms, if at all, or will have sufficient capital to fund such acquisitions or investments, or will successfully integrate acquired businesses and realize any benefits, cost savings, or synergies presented by strategic transactions. In addition, the execution and oversight of strategic transactions or strategic investments may result in the diversion of management attention from our existing business and may present financial, managerial, and operational risks. Failure to identify and acquire suitable acquisition targets, or to manage the integration of targets that we have acquired, or to make strategic investments in the future could adversely affect our growth.

Adverse conditions in the global economy and disruption of financial markets may prevent the successful commercialization of our products, as well as significantly harm our results of operations and ability to generate revenue and become profitable.

We face risks attendant to changes in global economic environments, changes in interest rates, instability in the banking and securities markets, and trade regulations around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements.

For example, the economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on the demand for our products. The growth rate of China’s GDP for the year ended December 31, 2019, was 6.1%, down from a growth rate of 6.6% for the year ended December 31, 2018, but remaining well below pre-2008 levels. On April 14, 2020, the International Monetary Fund (“IMF”) projected that the growth rate of China’s GDP for the year ended December 31, 2020 will drop to 1.2% as a result of the COVID-19 pandemic. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. The IMF has warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.8% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will not experience a significant contraction in the future.

Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Global financial markets have been, and continue to be, disrupted and volatile. Beginning in February 2020, due mainly to the COVID-19 pandemic, global financial markets, including in the U.S. experienced volatility and a steep and abrupt downturn. The ultimate impact on the global financial markets and the disruption to the global economy are dependent on, among other things, the length and severity of the COVID-19 pandemic. Potential adverse developments in the outlook for the United States or European countries, or market perceptions concerning these and related issues, could reduce the overall demand for our products, which could negatively affect our financial position, results of operations and cash flow. Economic conditions and the economic slow-down resulting from COVID-19 and the international governmental responses to the virus may also adversely affect the market price of our ordinary shares.

Trade actions initiated by the U.S. imposing tariffs on imports have been met with retaliatory tariffs by other countries, adding a level of tension and uncertainty to the global economic environment. In November 2018, the U.S., Mexico and Canada executed the U.S.-Mexico-Canada Agreement, or the USMCA, the successor agreement to the North American Free Trade Agreement, or NAFTA. The agreement includes the imposition of tariffs on vehicles that do not meet regional raw material (steel and aluminum), part and labor content requirements. The agreement was ratified by the U.S. in January 2020. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport our products. and (c) the risks associated with exporting and importing our products. Such increases may significantly affect the quantity of good purchased, shipping time schedules, costs and other associated costs, which could have an adverse impact on our business, operating results and financial condition. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our products and could also adversely affect our ability to obtain financing on acceptable terms or at all.

Natural or man–made calamities and health epidemics could have a negative impact on the global economy and cause our business to suffer.

Our operations, employees and customers are located globally, therefore, natural or man-made calamities such as earthquakes, tsunamis, floods, climate change and drought pose a substantial risk to our business. The extent and severity of these natural or man-made disasters determines their impact on the global economy. Natural or man-made disasters may occur in the future and may have an adverse effect on our business. In addition, the COVID-19 pandemic has engendered unprecedented times and continues to affect the global economic and market conditions which may have an adverse effect on our business.

In recent years, certain regions of the world, including countries in which we operate, have experienced outbreaks of swine flu caused by the H1N1 virus. Any future outbreak of swine flu or other health epidemics may restrict the level of business activity in affected areas which could adversely affect our business.

We derive a significant portion of our income from sales of Basmati rice, specialty rice and other food products, which may be dependent upon the economies and government policies of the key countries to which we sell our products; any unfavorable change in such economies or government policies may harm our business.

We sell Basmati rice, other specialty rice and other food products to customers across four continents with significant portions of our international sales to Asia Pacific, EMEA and North America. We currently plan to expand our international operations into additional countries in the near future. For fiscal 2019, our revenue was $64,436,816. If an economic slowdown or other factors adversely affect the economic health of the countries to which we sell, our international customers may reduce or postpone their orders, which may in turn lower the demand for our products and harm our revenue and profitability.

In addition, uncertainty surrounding the potential exit of the United Kingdom from the European Union (“Brexit”) may have a significant impact on the global economy and foreign exchange rates which could have a negative impact on our business. We continue to monitor Brexit and its potential impacts on our business results. Volatility in foreign currencies is expected to continue as the United Kingdom executes its exit from the European Union. If the United Kingdom’s membership in the European Union terminates without an agreement, there could be increased costs from re-imposition of tariffs on trade between the United Kingdom and European Union, shipping delays because of the need for customs inspections and procedures and shortages of certain goods. The United Kingdom will also need to negotiate its own tax and trade treaties with countries all over the world, which could take years to complete. In fiscal 2019, we generated 0.04% of our net revenues in the United Kingdom. Our exposure to the imposition of tariffs and currency devaluation in the U.K. could result in a material impact to our consolidated revenue, earnings and cash flow.

Our rice may not comply with the applicable policies of the countries where we sell it and be returned to us. In addition, any change in government policies and regulations, including any ban imposed on a particular variety of rice by a government, or any duties, pre-conditions or ban imposed by a country to which we sell our products, might harm our international sales. The loss of any significant international rice market because of such events or conditions could harm our business results. Our international sales are also exposed to certain political and economic and other related risks inherent to exporting products, including exposure to potentially unfavorable changes in tax or other laws, a reduction in import subsidies, partial or total expropriation and the risks of war, terrorism and other civil disturbances in our international markets. Our insurance coverage may not be sufficient to protect us against all such risks.

We may also be subject to certain sanctions imposed on, or reductions in import subsidies by, the countries or regions where our international customers are located. Further, we provide credit to our customers in connection with most of our international sales of Basmati rice, so, if any sanctions are imposed on the countries to which we sell, our collection of international receivables may be significantly delayed. Import subsidies may be removed by, and international sanctions may be imposed on, any Basmati importing countries in the future, and we may have reduced sales or not be able to collect revenue from all sales made there on a credit basis, which could harm our business results.

We are exposed to volatility in the London Interbank Offered Rate or LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facility has been, and amounts under additional credit facilities that we have entered after March 31, 2019 or may enter in the future will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, we currently do not have any derivative instruments but even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our variable interest bearing outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our variable interest debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in our existing or future financing agreements, our lending costs could increase significantly, which would have an adverse effect on our earnings and cash flow

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

We are exposed to foreign currency exchange rate fluctuations and exchange control risks, which may harm our results of operations and cause our financial results to fluctuate between periods.

Our operating expenses are geographically dispersed however our revenue is denominated primarily in US dollars. However, 4.2 % of our total revenue for fiscal 2019 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. We have expenses in various currencies. As a result, our revenue recognition, which is in US dollars, for reporting purposes, may vary and is at risk in light of exchange rate fluctuations. In addition, some of our capital expenditures, and particularly those for equipment imported from international suppliers, are denominated in foreign currencies and we expect our future capital expenditure in connection with our proposed expansion plans to include significant expenditure in foreign currencies for imported equipment and machinery. A significant fluctuation in the Indian Rupee and U.S. dollar and other foreign currency exchange rates could therefore have a significant impact on our results of operations. The exchange rate between the Indian Rupee and these currencies, primarily the U.S. dollar, has fluctuated in the past and any appreciation or depreciation of the Indian Rupee against these currencies can impact our profitability and results of operations. Such fluctuations have affected our results of operations in the past and may do so again in the future. For example, the Indian Rupee has depreciated against the U.S. dollar over the past three years, which may affect our results of operations in future periods. Any amounts we spend to hedge the risks to our business due to fluctuations in currencies may not adequately protect us against any losses we incur due to such fluctuations. Additionally, hedging exchange rate fluctuations could subject us to counter-party credit risk.

We may be unable to adequately protect or continue to use our intellectual property; failure to protect such intellectual property may harm our business.

The success of our business, in part, depends on our continued ability to use the “Amira” name and other intellectual property to increase awareness of the “Amira” name. We attempt to protect our intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the “Amira” name and other intellectual property. Protecting our intellectual property rights may be impeded in light of Amira India’s proceedings under the National Country Law Tribunal. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. We also distribute our Amira branded products in some countries in which there is no trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our Amira branded products or certain portions or applications of our Amira branded products, which could have a material adverse effect on our business prospects and results. If we fail to register the appropriate trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Amira name could decrease, which could harm our business and results of operations.

We have also initiated legal proceedings against certain parties for infringement of our intellectual property rights. For instance, Amira has filed multiple legal proceedings before various courts and forums against a number of third parties for infringement of the trademarks “Amira” and “Guru.”

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

Political instability, terrorist attacks, international hostilities and global public health threats could adversely affect our business.

We conduct operations in 4 continents, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our operations are conducted. Moreover, we operate in sectors of the economy that is could be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events such as Brexit, terrorist or other attacks, and war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, or between the Houthi and Arab counties in Yemen, or internally in Libya, and stabilizing growth in China, as well as rapidly growing public health concerns stemming from the COVID-19 pandemic. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing demand for imports. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures. The results of the 2016 presidential election and the potential results of the upcoming 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and, in turn, affect global oil supply. There have also been continuing trade tensions, including significant tariff increases, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from and into regions globally, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The exit of the U.K. from the European Union and potential new trade policies in the United States further increase the risk of additional trade protectionism.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz, where a significant portion of the world’s oil supply passes through. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

In addition, public health threats, such as those posed by COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of scheduled dry-dockings and ballast water treatment system installation projects, as well as the operations of our customers.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

We are a holding company and are dependent on dividends and other distributions from our subsidiaries which no longer includes Amira India.

We are a holding company and currently have no direct operations. As a result, we are dependent on dividends and other distributions from our subsidiaries for our cash requirements, which would include funds to pay dividends and other cash distributions to our shareholders. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and we do not anticipate paying any cash dividends for the foreseeable future.

Insiders have substantial control over us; ownership by insiders of our ordinary shares and ownership by our Chairman give rise to conflicts of interest with our public shareholders.

Our Chairman, Chief Executive Officer and controlling shareholder, Mr. Karan A. Chanana and his affiliates, including various companies controlled by him and direct members of his family and certain of our other directors, directly or indirectly held a majority of our outstanding ordinary shares as of March 31, 2019. Accordingly, these shareholders are able to control all matters requiring approval by holders of a majority of our outstanding ordinary shares, including the election of all the members of our Board of Directors (which allow them day-to-day control of our management and affairs), amendments to our memorandum and articles of association, our winding up and dissolution, and other significant corporate transactions. Specifically, they are able to elect our board of directors, approve any sale of more than 50% in value of our assets, and certain mergers or consolidations involving us, a continuation of the company into a jurisdiction outside the British Virgin Islands where we are currently domiciled, or our voluntary liquidation. As a result, Mr. Chanana and his affiliates can cause, delay or prevent a change of our control, and generally preclude any unsolicited acquisition of us, even if such events would provide our public shareholders with the opportunity to receive a premium for their ordinary shares, or are otherwise in the best interests of our public shareholders.

In addition, Mr. Karan A. Chanana and certain of his affiliates, including various companies controlled by him and certain members of his family, hold a significant minority equity interest in Amira India, an entity through which we conducted a significant portion of our operations as of March 31, 2019. These shareholders may have conflicting interests with our public shareholders. For example, if Amira India indirectly makes distributions to us, Mr. Karan A. Chanana and his affiliates will also be entitled to receive distributions pro rata in accordance with their percent of ownership in Amira India, and their preferences as to the timing and amount of any such distributions may differ from those of our public shareholders. In addition, the structuring of future transactions may take into consideration tax or other ramifications to Mr. Karan A. Chanana and these affiliates even where there would be no similar implication to us or our public shareholders.

Our outstanding secured revolving credit facilities and term loans have been secured by, among other things, certain current and fixed assets of Amira India, including property, plant and equipment, and supported by personal guarantees issued by Mr. Karan A. Chanana (our Chairman) and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”). Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have issued personal guarantees in favor of Canara Bank, the lead bank of a consortium of 11 banks that granted Amira India its outstanding secured revolving credit facilities. Under these personal guarantees, Mr. Karan A. Chanana and Ms. Anita Daing (a former Director of Amira Pure Foods Private Limited “APFPL”) have guaranteed the repayment of the secured revolving credit facilities, up to a sum of 1.4 million, along with any applicable interest and other charges due to the consortium.

As a result of these guarantees, Mr. Chanana and Ms. Daing have a conflicting interest with our shareholders and/or other creditors of the Company which may not be resolved in our best interest. We have agreed to indemnify ours present and former directors and officers, including Mr. Chanana and Ms. Daing, in accordance with our Amended and Restated Memorandum and Articles of Association and indemnification agreements entered into with such directors and officers. Such indemnification includes indemnification for Mr. Chanana’s and Ms. Daing’s personal guarantees.

There are conflicts of interest involving Mr. Chanana’s interests and those of his affiliates which may not be resolved favorably to our minority shareholders. We do not have any formally documented procedures to identify, analyze or monitor conflicts of interest.

If the transfer pricing arrangements we have among our subsidiaries are determined to be inappropriate, our tax liability may increase.

We have transfer pricing arrangements among our, Dubai, UK and Germany subsidiaries. Transfer pricing applicable in countries in which we operate, require that any international transaction involving associated enterprises be on arm’s length terms. We consider the transactions among our subsidiaries to be on arm’s length terms. If, however, a tax authority in any jurisdiction reviews any of our tax returns and determines that the transfer prices and terms we have applied are not appropriate, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

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

Our use of information technology exposes us to cybersecurity breaches and other business disruptions.

We use information technology and third-party service providers to support our global business processes and activities, including supporting critical business operations such as manufacturing and distribution; communicating with our suppliers, customers and employees; maintaining effective accounting processes and financial and disclosure controls; executing mergers and acquisitions and other corporate transactions; conducting research and development activities; meeting regulatory, legal and tax requirements; and executing various digital marketing and consumer promotion activities.

Cybersecurity breaches of our systems or of third party systems, whether from circumvention of security systems, denial-of-service attacks or other cyberattacks such as hacking, phishing, computer viruses, ransomware or malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions may cause confidential information belonging to us or our employees, customers, consumers, partners, suppliers, or governmental or regulatory authorities to be misused or breached. When risks such as these materialize, the need for us to coordinate with various third-party service providers and for third party service providers to coordinate amongst themselves might increase challenges and costs to resolve related issues. If our controls and business continuity plans or those of our third-party providers do not effectively respond to or resolve the issues related to any such disruptions in a timely manner, our product sales and business results may be materially and adversely affected, and we might experience delays in reporting our financial results, loss of intellectual property and damage to our reputation or brand.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

The sale of products internationally is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of our products, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against our shippers. Changes to inspection procedures could also impose additional costs and obligations on us which could harm our financial condition.

Our historic compound aggregate growth results and trends are not indicative of our future results and may not be sustainable for the future.

We have industry pricing dynamics and an improvement in mix. As a result, the historic CAGR data and trends set out elsewhere in this Form 20F are not indicative of our future results and may not be sustainable for the future. In particular, our future growth CAGRs may increase at a lower rate or may not increase at all, which in turn would have a negative impact on our business, results of operation and financial results. In fact, the Company had a particularly challenging year during its fiscal year ended March 31, 2019 where it had declines to its financial results due in part to challenging industry conditions, including the impact of currency exchange fluctuations on its business in India and lower industry pricing, as well as certain business disruptions that management believes were short term in nature.

Any decline in the market price of Basmati rice while held by us could harm our results.

The Basmati rice industry is cyclical and dependent on the results of the Basmati harvest, which occurs for only 5 months of the year (September to January). Our origination process includes the risk of basmati prices from farmers. Farmers sell through government regulated agricultural produce markets or through licensed agents and then process it throughout the year. A unique feature of Basmati rice is that its quality is perceived to improve with age. Our Basmati rice is aged as much as 12 months or more (at times up to 24 months) after harvesting and generally commands a price premium. If there is any fall in the price of Basmati rice during the time, we hold it for sales, we may not be able to recover, or generate the same margins from, our investment in Basmati which may harm our results.

The price we charge for our Basmati rice depends largely on the prevailing wholesale market price; lower market prices may harm our business results.

Numerous factors affect the wholesale price of Basmati rice, including weather, government policies such as the reintroduction of minimum support prices and minimum export prices, changes in prices of other staples, seasonal cycles, pest and disease problems and balance of demand and supply. Furthermore, the highly fragmented nature of the Basmati rice industry in India limits the pricing power of individual companies. Any prolonged decrease in Basmati rice prices could harm our business results. Currently, we are not able to hedge against such price risks since Basmati rice futures do not actively trade on any commodities exchange.

Due to the seasonality of our business, our results may vary over interim periods.

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

We rely on agents, brokers, and third-party processing facilities for our origination of sufficient Basmati of the proper quality for our requirements.

Despite the recent trend of consolidation in the Indian market for Basmati rice, the Basmati market remains relatively fragmented and includes organized and unorganized suppliers such as small family owned farms. We expect this fragmentation to continue for the foreseeable future. These smaller companies may not be able to maintain a required flow of Basmati to us should our volume requirements rapidly increase. If we are unable to buy sufficient Basmati from these agents which meets our quality requirements, we may not be able to originate and sell as much finished rice as we planned or promised to our customers, which could harm our reputation with these customers, as well as our business and results.

We also heavily depend upon a limited number of third-party processing facilities for origination of products responsible for substantial portions of our revenue, some of which facilities are owned by our competitors. These facilities are subject to their own unique operational and financial risks, which are out of our control. We have no production agreements with these third-party processing facilities and can provide no assurance that we will be able to use their processing capacity to produce our products. If any of these processors choose not to provide us processing services, we may need to find and enter into arrangements with one or more replacement processors. Finding alternate processing facilities could involve significant delays and other costs and these sources may not be available to us on reasonable terms or at all. Any disruption of processing or packaging could delay delivery of our products, which could harm our business results.

We enter into long-term or exclusive Basmati rice supply contracts with our customers or with our distributors. Failure to receive timely repeat orders from our customers or our distributors may harm our business.

We generally do not enter into long-term supply contracts with most of our customers. Our customers instead submit purchase orders from time to time, which are short-term commitments for specific quantities of Basmati rice and other products at an agreed price, forcing us to rely primarily on historical trends, other market indicators and management estimates to predict demand, which is particularly difficult as we expand into new markets. We expand our origination based on a trend of historical growth and delivery, but we may not receive purchase orders commensurate with our expanded operations on substantially the same terms, or at all, and we may not get expected repeat orders from our customers. As a result, we are vulnerable to volatility in market demand, which could harm our business and results of operations.

If we are not able to supply our distributors the quantities of our products that we have historically supplied them, they may place orders with and even move some or all of their business permanently to our competitors. In addition, our distributors could change their business practices or seek to modify the terms under which we usually do business with them, including the amount and timing of their payments to us. Further, we rely upon our distributors to assess the demand for our products in their market based on their interactions with retailers and consumers. If our distributors do not accurately predict the demand for our products, delay in placing orders with us, fail to market our products successfully or choose to market the products of our competitors instead, such actions could harm our business growth and prospects and business results. Further, our inability to maintain our existing distributors or to expand our distribution network in line with our growth strategy could harm our business results.

We derived 90.2% of our total revenue from our top five customers and distributors in fiscal 2019; the loss of the revenue from any such customer would harm our business results.

Our top five customers and distributors accounted for 90.2, 37.0% and 24.0% of our total revenue for fiscal 2019, 2018 and 2017, respectively. We anticipate that this concentration of sales among customers may continue in the future. Although we believe we have strong relationships with certain of our key customers, we do not have any long-term supply contracts with these customers obligating them to buy product from us. Our inability to maintain or further develop our relationships with our key customers and distributors would harm our business results. Moreover, changes in the strategies of our largest customers, including a reduction in the number of brands they carry or a shift to competitors’ products, could harm our sales.

Production of Basmati is subject to risks related to potential climate change such as global warming.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have a significant impact on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appears more vulnerable to the potential effects of global warming. Even a high degree of farm-level adaptation by the suppliers of our Basmati may not entirely mitigate such negative effects. All of our Basmati is grown in tropical and subtropical areas. As a result, all of our suppliers’ production is particularly susceptible to climate change in these areas. Rapid and severe climate change may decrease our suppliers’ crop production, which may significantly harm our business results.

We rely upon independent third-party transportation providers for substantially all shipments through our supply chain and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We currently rely upon a network of independent third-party transportation providers for substantially all of our shipments of Basmati and rice to storage, processing, packaging and distribution facilities, as well as from distribution facilities to market. These transportations are primarily made by trucks within the same country and by ship between countries. Our use of these delivery services for our shipments subjects us to many risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact our shippers’ ability to provide delivery services that adequately meet our shipping needs. If we change the shipping companies we use, we could face logistical difficulties that could delay deliveries, and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from our current independent third-party transportation providers, which in turn would increase our costs.

Employee shortages and rising employee costs may harm our business and increase our operation costs.

As of March 31, 2019, we employed 27 employees in geographically dispersed locations that perform a variety of functions in our daily operations. We have observed an overall tightening of the employee market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated employee support may cause disruption to our business that harms our operations. Employee costs have increased in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees to attract and retain them. Any increase in employee costs may harm our business results.

Loss of key personnel or our inability to attract and retain additional key personnel could impair our ability to execute our growth strategy, harm our product development effort and delay our launch of new products.

Our business involves operations spanning a variety of disciplines and demanding a management team and employee workforce that is knowledgeable in many areas necessary for our operations. We have employees in disbursed locations who perform a variety of functions. While we have been successful in attracting experienced, skilled professionals, the loss of any key member of our management team, or operational or product development employees, or the failure to attract and retain additional such employees, could slow the execution of our business strategy, including expansion into new target markets, and our development and commercialization of new products. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, the resulting staffing constraints will harm our ability to expand, satisfy customer demands for our products and develop new products. Competition for such personnel from numerous companies may limit our ability to attract and retain them on acceptable terms, or at all, and we have no “key person” insurance to protect us from any losses of personnel.

We are obligated to Indemnify our guarantors and out officers and directors against certain liabilities

We are contractually obligated to indemnify our officers and directors pursuant to written agreements. If there were claims against our officers and directors in connection with the services they provide to us, we could be forced to pay their defense costs and any judgement against them. Additionally, we have provided written indemnities given to Mr Karan A Chanana as the past guarantor of Amira India’s debt. These obligations to indemnify remain in force. Should we be obligated to provide indemnification, it would have a negative impact on our financial condition.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs as well as the risk of potential claims and regulatory actions. Any risk found due to the developing Covid-19 pandemic will severely impact our business.

Our operations are subject to a broad range of global health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties, which may significantly harm our business results, results of operations and financial condition. For example, there has been a recent focus in the U.S. on the potential levels of arsenic in rice and the Food and Drug Administration (“FDA”) has indicated that it will evaluate strategies designed to limit arsenic exposure from rice and rice products. In December 2013, FDA issued an import alert enabling it to detain shipments of Indian Basmati rice for compulsory testing for residue of certain pesticides. While Amira is currently exempted from the import alert, FDA’s interest in Basmati rice could impact our business. While the U.S. Environmental Protection Agency (“EPA”), which establishes the Maximum Residue Limit (“MRL”) for pesticide residue allowed in food imported into the U.S., has yet to set an MRL for most of the pesticides used by Indian farmers to protect Basmati rice from pests, it has recently set an import tolerance for tricyclazole in Indian Rice at 3.0 parts per million (“PPM”). For other pesticides without an MRL, however, if even 0.01 PPM are detected in any rice shipments into the U.S. they will be rejected by FDA. FDA’s enforcement activities have not, to date, materially affected our business or the results of our operations because our sales of Basmati rice in the United States have been limited, representing less than 13.0% in fiscal 2018. However, FDA’s regulatory activities may limit our growth in the U.S. Until FDA’s regulation of Basmati rice is resolved, there can be no assurance as to what additional measures, if any, may be taken by FDA or any other regulatory body and the impact of any such measures.

To stay compliant with all of the laws and regulations that apply to our operations and products, we may be required in the future to modify our operations or make capital improvements. Our products may be subject to extensive examinations by governmental authorities before they are allowed to enter certain regulated markets, which may delay the processing or sale of our products or require us to take other actions, including product recalls, if we or the regulators believe any such product presents a potential risk. If we are granted access to any such regulated market, maintaining regulatory compliance there may be expensive and time consuming, and if approvals are later withdrawn for any reason, we may be required to abruptly stop marketing certain of our products there, which could harm our business , results of operations and financial condition.

In addition, the sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business. In addition, customers may cancel orders for such products as a result of such events. Even if a situation does not necessitate a recall or market withdrawal, we may in the future become subject to lawsuits alleging that our operations and products cause damage to human health. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm, could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Although we maintain product liability and product recall insurance in an amount that we believe to be adequate, we may incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business financial condition, results of operations or liquidity.

We rely on certifications by industry standards-setting bodies; loss of a certification could reduce our sales.

Certifications are not compulsory in the rice industry. However, some of our customers require us to have one or more internationally recognized certification. We have received an ISO 9001:2008 quality system certification and an ISO 22000:2005 food safety management certification for our rice processing facility, and an SQF Certificate. In addition, we have received certifications from BRC Global Standards and the U.S. Food and Drug Administration, as well as being Kosher certified, and have received a certificate of approval for the export of Basmati rice by the Export Inspection Council of India. We incur significant costs and expenses, including any necessary upgrades to our facilities, associated with maintaining these certifications. If we fail to maintain any of our certifications, our business may be harmed because our customers that require them may stop purchasing some or all of our products.

We also have organic certifications for our rice products from Ecocert IMO GmbH, an international certification body that certifies our compliance with the requirements of the EU, Regulations and as per the USDA National Organic Program’s Organic Standards.

Our historical and future sales to certain non-U.S. customers, including independent resellers, expose us to special risks associated with operating in particular countries. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers certain laws and regulations, or U.S. Economic Sanctions Laws, that restrict U.S. persons and, in some instances, non-U.S. persons like us, in conducting activities, transacting business with or making investments in certain countries, governments, entities and individuals subject to U.S. economic sanctions, or sanctions targets. We did not used any proceeds, directly or indirectly, from our IPO to fund any activities or business with any sanctions target. In compliance with the relevant laws, our non-U.S. subsidiaries have sold rice to independent non-U.S. customers in international markets that resell products to their own customers, which customers may have included private customers in Iran, Syria and other countries in the region. Iran and Syria are currently sanctioning targets. In fiscal year 2019, 2018 and 2017, there were no sales to Iran, Syria and Sudan. Currently, direct and indirect sales of rice into Iran are allowed under an OFAC general license issued in October 2011. Sales of rice into Syria are not restricted by OFAC or by the U.S. Department of Commerce, Bureau of Industry and Security, which primarily administers U.S. restrictions on exports or re-exports to Syria. Therefore, we believe we are in compliance with U.S. Economic Sanctions Laws. We believe that we conducted our historical activities in compliance with applicable U.S. Economic Sanctions Laws in all material respects; however, it is possible that U.S. authorities could view certain of our past transactions to have violated U.S. Economic Sanctions Laws. If our activities are found to violate applicable sanctions or other trade controls, we may be subject to potential fines or other sanctions. For example, a violation of OFAC’s Iran regulations could currently result in a civil monetary penalty of up to the greater of $250,000 or twice the value of the transaction involved. We intend to conduct our business activities in compliance with all applicable laws and regulations. We will continue to monitor developments in countries that are the subject or target of any of these laws or regulations so that our sales to Sanction Targets will be conducted in compliance with all applicable law.

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

Improper storage, processing and handling of our products could damage our inventories and, as a result, harm our business results.

Typically, paddy is stored in covered warehouses or in bags placed on open-air, raised plinths (or platforms) and processed rice in covered warehouses. In the event our paddy is not appropriately stored, handled and processed, spoilage may reduce the quality of the paddy and the resulting processed rice. Even if paddy is appropriately stored on open-air plinths, above-average rains may still harm the quality and value of paddy stored in this manner. In addition, the occurrence of any mistakes or leakage in the rice storage process may harm the yield, quality and value of our rice, leading to lower revenue.

We may incur significant costs to comply with environmental, health and safety laws and regulations; failure to comply could expose us to significant liabilities.

We are subject to a variety of environmental, health and safety laws and regulations in the jurisdictions in which we operate. Although we have implemented procedures to comply with these laws and regulations, we cannot be sure that our measures are compliant or capable of eliminating the risk of injury or contamination from the use, generation, manufacture, or disposal of our products. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our insurance coverage. Violations of environmental, health and safety laws may occur as a result of human error, accident, equipment failure or other causes.

Compliance with applicable environmental health and safety laws and regulations may be expensive, and the failure to comply could result in the imposition of fines, regulatory oversight costs, third party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production, or a cessation of operations, and our liability may exceed our total assets. We expect to encounter similar laws and regulations in most if not all of the countries in which we may seek to establish production capabilities or operate and the scope and nature of these laws and regulations will likely be different from country to country. Environmental, health and safety laws could become more stringent over time, requiring us to change our operations or incur greater compliance or capital costs, or could provide for increased penalties for violations, all of which could impair our research, development or production efforts and harm our business. The costs of complying with environmental, health and safety laws and regulations and any claims concerning noncompliance, or liability arising thereunder, could significantly harm our business results.

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

Our insurance policies may not protect us against all potential losses including those which arise from the ongoing Covid-19 pandemic and other outbreaks, which could harm our business and results of operations.

Operating our business involves many risks, which, if not adequately insured, could harm our business and results of operations.

We believe that the extent of our insurance coverage is consistent with industry practice. Our insurance policies include coverage for risks relating to personal accident, burglary, medical payments, product liability and marine cargo, including transit cover covering certain employees, office premises and consignments of rice. In addition, the inventory stored at our processing facility and warehouses is insured against fire and other perils such as earthquake, burglary and floods, and we have fire and allied perils insurance coverage for business interruptions at our milling facility. However, any claim under our insurance policies maintained by us may be subject to certain exceptions, may not be honored fully, in part, in a timely manner or at all, and we may not have purchased sufficient insurance to cover all losses that we may incur. For instance, a majority of our inventory consists of Basmati and rice. In the event our inventory is not appropriately stored or is affected by fires or natural disasters such as floods, storms or earthquakes, our inventory may be damaged or destroyed, which would harm our results of operations. In addition, if we were to incur substantial liabilities or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Our insurance policies may not cover such inventory and business interruption losses. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We are engaged in legal proceedings in Dubai with IDBI Bank

We are engaged in legal proceedings with IDBI Bank [see Item 4. Legal Proceedings], which may affect our ability to raise working capital.

We have been recently subject to short sale attacks which could harm our reputation and negatively affect our operations.

In February 2015 and July 2015, we were subject to short sale attacks by a short seller firm. As a result of the short sale attack, we have been subject to two shareholder class action lawsuits before the United States District Court for the Central District of California. See “Business‒Legal Proceedings.” The short sale attack and the ensuing shareholder litigation, resulted in a significant decrease in the value of our shares, exposed us to significant litigation costs, diverted our management’s attention from day-to-day operations and negatively affected our credibility and reputation, which in turn disrupted our operations and relationships and negatively impacted our ability to effectively market, distribute and sell our products in various jurisdictions and negative effect on our business results. We may be exposed to additional short sale attacks in the future which could result in operational and reputational harm, which in turn could negatively affect our business results and credit ratings. See also “Management’s Discussion and Analysis of Our Financial Condition and Results of Operations‒Factors Affecting Our Results of Operations.”

Risks Related to our Business and Operations in India

A substantial portion of our business and operations are located in India; we are subject to regulatory, economic, social and political uncertainties in India.

India remains an origination point for the products we sell and we are subject to regulatory, economic, social and political uncertainties in India. Even after the deconsolidation of Amira India, we continue to concentrate on originating our products from the Indian subcontinent and selling across the world. Our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest, outbreaks, pandemics and diseases and other political, social and economic developments in or affecting the diverse geographical locations in which we operate and sell our products.

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

The Reserve Bank of India and the Ministry of Finance of the Government of India withdrew the legal tender status of INR 500 and INR 1,000 currency notes pursuant to notification dated November 8, 2016. The short-term impact of these developments has been, among other things, a decrease in liquidity of cash in India. There is uncertainty on the long-term impact of this action. The short- and long-term effects of demonetization on the Indian economy and our business are uncertain and may have a negative effect on our business, results of operations and financial results. The Indian government levied GST on sales of branded food products in second half of 2017 resulting in supply chain disruption and also extended operating cash cycle.

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

We own less than 50% of Amira India, and as a result will not have the ability to control or impact decisions impacting Amira India.

Amira India announced conversion of its debt to equity in second half of fiscal year 2019 (effective November 15, 2018). This conversion resulted in Amira Mauritius’ holding of Amira India reducing from 80.4% to 49.8%. Mr. Karan A. Chanana, our Chairman, and his affiliates together own 59.5% of Amira India. Third parties own an aggregate of 40.5% of Amira India. Mr. Chanana has economic or business interests or goals that conflict with our economic or business interests and/or goals. Because of our reduced ownership of Amira India we no longer have the ability to exert control over its policies and decisions. We have not adopted a policy for resolving conflicts of interest. There is assurance that conflicts of interest will be resolved in our favor. Additionally, our ownership of Amira India involves risks that are different from the risks involved in our wholly-owned subsidiaries.

The Government of India has previously banned the export of certain of our products, and future changes in the regulation of our sales may harm our business results.

In fiscal 2019, we generated a revenue of 15.9%. In 2018 and 2017, we generated 65.3% and 50.1% respectively. The revenue of 2019 is not comparable to the revenues of fiscal 2018, 2017 or previously. However, we expect to increase our presence over time. The majority of revenue is subject to the Government of India’s export control laws. Unfavorable changes in, or interpretations of, existing Indian laws, rules and regulations, or the adoption of new Indian laws, rules and regulations applicable to us and our business, may harm business results. Such unfavorable changes could decrease our ability to supply our products, increase our costs or subject us to additional liabilities. For example, from October 2007 to September 2011, the Government of India prohibited the export of non-Basmati rice from India. In addition, the Government of India has in the past and may in the future impose export duties or other export restrictions on our products that could harm our business results. The Government of India also determines the Minimum Export Price (“MEP”), which is the minimum price below which rice (except Basmati rice) cannot be exported from India, and so could at any time increase the prices at which we may sell our non-Basmati rice products outside India. While the Government of India terminated the MEP for Basmati rice in July 2012, the Government of India may in the future reinstitute the MEP for Basmati rice. Any increase or reinstitution of the MEP above our then current prices could decrease our international sales and harm business results. In addition, any other duties or tariffs, adverse changes in export policy or other export restrictions enacted by the Government of India and related to our international business could harm our business results.

Restrictions on foreign investment in India may prevent us and other persons from making future acquisitions or investments in India, which may harm our business results.

India regulates ownership of Indian companies by foreigners and, although some restrictions on foreign investment and borrowing from foreign persons have been relaxed in recent years, these regulations and restrictions may still apply to acquisitions by us or our affiliates, including Amira Mauritius and other affiliates which are not resident in India, of shares in Indian companies, or the provision of funding by us or any other entity which is not resident in India. Under current Indian regulations, transfers of shares between non-residents and residents are permitted (subject to certain exceptions) if they comply with, among other things, the pricing guidelines and reporting requirements specified by the Reserve Bank of India. If the transfer of shares is not in compliance with such pricing guidelines or reporting requirements or falls under any of the exceptions referred to above, then the prior approval of the Reserve Bank of India is required. We may not be able to obtain any required approval from the Reserve Bank of India or any other Indian regulatory authority on favorable terms or at all.

Further, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned and controlled by non-resident entities. While we believe that these regulations will not have any material impact on our origination in India, these requirements, which currently include minimum valuations for Indian company shares and restrictions on sources of funding for such investments, may restrict our ability to make further equity investments in India.

Adverse weather, disease, pests and over farming in India could reduce the general availability of Basmati, which may affect our operations and growth plans.

Although Basmati rice is not entirely dependent upon a successful monsoon, the consistent failure of monsoons in India, extreme flooding, adverse weather or other natural calamities may harm the production of Basmati and another paddy. In addition, farmers could shift their production to other crops, resulting in a drop-in production. Such adverse weather and supply conditions may occur at any time and create volatility for our business and results of operations. Crop diseases and pest infestations may also affect production; such events may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. Major diseases and pests such as leaf blight, sheath blight, smut, blast, rice tango virus and stern borer affect our suppliers’ production. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. The available technologies to control such diseases and infestations may not continue to be effective. Furthermore, the continued use of intensive irrigated rice-based cropping systems in producing Basmati may cause deterioration of soil health and productivity. Any of these risks can affect the availability and current and future cost of Basmati. The future growth of our business depends upon our ability to originate product on a timely basis. We may not be able to originate all of our product requirements, and our failure to do so would harm our business results.

Water or power shortage or other interruptions in utility supply issues in India could disrupt our processing and harm our business results.

Our rice is processed and originates in India and is sold across the world. As a result, the Indian authorities may ration the supply of utilities and this may affect our sales and have an impact on the business. Interruptions of water or electricity supply could result in temporary shutdowns of our storage, processing, packaging and distribution facilities. Any major suspension or termination of water or electricity or other unexpected service interruptions could significantly harm our business results.

Terrorist acts and other acts of violence involving India or other countries could significantly harm our operations directly or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products.

Past terrorist attacks, as well as the threat of future terrorist attacks in India around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East and India and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally cause significant harm to our business results. In addition, any deterioration in international relations in some countries where we have operations such as India may result in investor concern regarding regional stability, which could decrease the price of our ordinary shares.

South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India and Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could significantly harm the economies where we operate by disrupting communications, travel and making the purchase, sale and delivery of goods more difficult. Resulting political tensions could create a greater perception that investments in companies with operations in these countries including but not limited to India involve a high degree of risk. Furthermore, if any country where we conduct operations were to become engaged in armed hostilities, particularly hostilities that were protracted or that involved the threat or use of nuclear or biological weapons, we might not be able to continue our operations. Our insurance policies may not be sufficient to protect us from terrorist attacks or business interruptions caused by terrorist attacks, violence, acts of war, civil unrest, hostilities or other reasons.

Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Stringent labor laws in India can harm our ability to have flexible human resource hiring policies and origination of rice, thus impacting overall profitability.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. These laws may restrict our ability to have human resource policies that would allow us to react swiftly to the needs of our business, discharge employees or downsize our operations. We may also experience labor unrest in the future, which may delay or disrupt our operations. If such delays or disruptions occur or continue for a prolonged period of time, our origination capacity and overall profitability could be negatively affected.

Changing and adverse application of tax laws, rules and regulations and legal uncertainties in India may adversely affect our business and financial performance.

•	The General Anti Avoidance Rules came into effect on April 1, 2017. The intent of this legislation is to prevent business arrangements set up with the intent to avoid tax incidence under the IT Act. In the absence of any precedents on the subject, the application of these provisions is uncertain.

•	The Government of India has issued revised Income Computation and Disclosure Standards (“ICDS”) that will be applied in computing taxable income and payment of income taxes thereon, applicable with effect from the assessment period for the Fiscal Year 2017. ICDS shall apply to all taxpayers following an accrual system of accounting for the purpose of computation of income under the heads of “profits and gains of business or profession” and “income from other sources”. Such specific standards for computation of income taxes in India are relatively new, and the impact of the ICDS on our business results is uncertain.

•	The Indian Parliament has recently approved the adoption of a comprehensive national goods and services tax (“GST”), regime that will combine taxes and levies by the central and state governments into a unified rate structure. It is not clear, however, how the GST will be applied and implemented, and there can be no assurance that the GST will not result in significant additional taxes being payable, which in turn, may harm our business results.

•	The Government of India has also amended its rules which determine the ‘tax residency’ of a company in India with effect from April 1, 2017. Previously, a foreign company could be a tax resident of India only if its control and management was situated wholly in India. Under the amended rules, a company will be treated as tax resident of India if (i) it is an Indian company; or (ii) its place of effective management (“POEM”) is in India. POEM is defined in the Income Tax Act, 1961, to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Government of India has also issued the final guidelines for determining the POEM of a company on January 24, 2017. The applicability of the amended rules and the treatment of our subsidiaries under such rules is uncertain.

The impact of any or all of the above changes to Indian legislation on our business cannot be fully determined at this time. Uncertainty in the applicability, interpretation or implementation of any amendment to governing law, regulation or policy may impact the viability of our current business or restrict our ability to grow our business in the future. Further, if we are affected, directly or indirectly, by the application or interpretation of any provision of such laws and regulations or any related proceedings, or are required to bear any costs in order to comply with such provisions or to defend such proceedings, our business results may be adversely affected.

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

As a foreign private issuer and a controlled company, we are permitted to take advantage of certain exemptions to the corporate governance requirements; this may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we may elect to follow certain home country (BVI) corporate governance practices in lieu of certain New York Stock Exchange (“NYSE”) requirements or if we do not remain listed on the NYSE, we will not be subject to the requirements that: (1) a majority of the Board of Directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each significant New York Stock Exchange requirement with which it does not comply followed by a description of its applicable home country practice.

In addition, we are a controlled company, or a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As a controlled company, we are exempt from complying with certain corporate governance requirements of the NYSE. A foreign private issuer is required to disclose in its annual report that it is a controlled company and the basis for that determination.

BVI law does not require our company to maintain a compensation committee of the Board of Directors. On May 4, 2018, the Company elected to follow home country (BVI) practices and eliminated its compensation committee. Compensation decisions are instead determined by the full board. BVI law also doesn’t require us to obtain shareholder approval if we issue more than 20% of our outstanding ordinary shares. Such practices may afford less protection to the holders of our ordinary shares.

If we are unable to maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our ordinary shares.

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

On management testing done by us, we determined that we do not have adequate internal controls over financial processes and reporting.

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

We have been notified that we are not incompliance with the requirements of the NYSE which will result in the delisting of our ordinary shares from the New York Stock Exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions and shareholder actions.

As of August 18, 2020, our ordinary shares were suspended from trading on the New York Stock Exchange. On or about August 16, 2019, we received a notice from the NYSE Regulation, Inc., that we were not in compliance with Section 802.01E of the New York Stock Exchange (“NYSE”) Listed Company Manual because the Company did not timely file its Form 20-F for the fiscal year ended March 31, 2019. The letter further notified the Company that its failure to hold an annual meeting for the year ended March 31, 2019 violated Section 302 of the NYSE Listed Company Manual. The Company was notified by the NYSE that it must file its required Form 20-F for the year ended March 31, 2019 and 2020, and its interim report for the period ended September 30, 2019, on or before August 16, 2020 or it would be delisted. The Company is unable to file these reports by the August 16, 2020 deadline imposed by the NYSE and as a result will be delisted from the NYSE. The Company intends to file the late periodic reports though not in the time required by the NYSE. The Company’s ability to timely file these reports was the result of the deconsolidation of Amira India and impact of the COVID-19 global pandemic. We will face significant material adverse consequences as of the result of the delisting of our ordinary shares by the NYSE including:

•	a limited availability of market quotations for our ordinary shares;

•	reduced liquidity of our ordinary shares;

•	reduced trading price of our ordinary shares,

•	reputational harm,

•	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue or obtain additional financing in the future.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are a leading global player of branded packaged specialty rice and other related food products, with sales across four continents around the world. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. We sell our products under our flagship Amira brand, as well as under other Company owned brands and third-party brands. We have expanded our product offerings in recent years to include other value-added categories such as edible oils and organics. We also sell other products such as wheat, barley, legumes and other produce to large institutional customers. Our fourth-generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company in the high growth Basmati rice sector. Under our current leadership, we significantly expanded our footprint in India and internationally.

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

We sell our products globally in both emerging and developed markets through a broad distribution network, of Amira branded and third-party products. Such products are sold to retailers including Sysco, Metro Germany, Metro Austria, Real, Frische-Paradies, Omega Sorg, Bartels Langness, Citti, Rewe, Hamberger Großmarkt, MPreis Warenvertriebs GmbH, Transgourmet (food service), Chefs Culinar (food service), and Kaufland, emerging markets, our products are sold by global retailers and regional supermarkets (the “modern trade”), as well as a network of small, privately-owned independent stores (the “general trade” or “traditional retail”). We maintain a strong distribution platform into the restaurant channel and have long standing network of distributors, third party branded partners and institutional customers who sell our products throughout the world. Our third party branded business is often conducted under contracts with our customers, which enable us to have a high degree of visibility on our sales, volumes, margins and profitability.

We get the benefit of origination from the Indian subcontinent. We believe our model of flexible origination now gives us significant advantage in ensuring stability of supply maintaining quality control and broad-basing our points of origination within the Indian subcontinent. We have had longstanding relationships with a large network of agents and third-party processors. Some of these relationships have been strained over the last few years as the economic and other challenges including covid-19 have impacted the business.

We have relationships with several independent rice milers in India who supplement our origination however, work within our processes and parameters, thereby ensuring consistent supply, quality control and product harmony in Amira, Atry and third-party brands.

We have successfully expanded our distribution platform to reach customers across four continents around the world and we continue to invest resources to further establish Amira, Atry and third-party brands as premium, high quality, and packaged specialty rice brands. We also go to market under additional Company owned brands and sub-brands, which allow us to sell at multiple channels and various price points across the value chain to maximize our customer exposure. We have tailored our strategy to local market requirements and continuously focus on developing new value-added products to sell to our customers.

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

Our Strengths

We believe that the following competitive strengths have contributed to our expansion and strong track record and will continue to benefit us over time:

•	A Global Player in the Attractive Packaged Specialty Rice Industry, and Primarily Basmati Rice. We are a leading global participant in packaged specialty rice, and primarily Basmati rice, a premium specialty rice that is well known for its long-grain and appealing aroma, and which can only be grown in the geographically indicated region of the Indian sub-continent. We believe our leadership in the Basmati rice segment represents a distinct competitive advantage since Basmati is a premium rice variety with a long shelf life that generally commands higher prices and is more profitable than other types of rice. The size of the Indian Basmati rice market is approximately $6.9 billion (CRISIL Equity Research Report, 2014), while the overall global rice market is equal to approximately $275 billion (Horizon Research, 2012). Demand for Basmati rice has remained strong over the past 10 years with sales volumes of Basmati rice increasing at more than a 3% CAGR during this time period.

•	A Market Participant with a Differentiated Business Model. We believe that we have a unique opportunity within the global premium, packaged specialty rice industry. As one of the few globally focused participants in the packaged rice category, we believe that we have the flexibility to reach customers with differentiated offerings across continents and within the various countries in which we operate. By utilizing our globally dispersed professional management teams, we believe that we are better able to provide solutions to our customers’ product needs while also maximizing our capital allocation and marketing efforts.

•	Successful Track Record of Brand-Building and Product Innovation. We launched our flagship Amira brand in 2008 and have since rapidly expanded the presence of our Amira branded products across four continents around the world Planman Marcom recognized the Amira brand as one of only six food Power Brands in our Indian market. In 2013, Amira was voted as one of “Asia’s Most Promising Brands” by WCRC group.

•	Global Presence Across Four Continents. We currently sell our products across four continents around the world. We sell our products in India through a network of small privately-owned independent stores (the “general trade” or “traditional retail”), as well as global retailers and regional supermarkets (the “modern trade”). Additionally, we have been selling our products globally for almost forty years and we have built a strong distribution platform throughout the emerging markets, utilizing a combination of direct sales and distributors to sell our products in the general trade and modern trade channels of these localized markets. We have also added substantially to our distribution efforts in the developed world and our products are now sold in many leading retailers in the United States, the United Kingdom and in Continental Europe.

•	Deep Relationships with Broad Customer Base. We have been operating continuously in India for more than one hundred years and we have been selling our products internationally for nearly forty years. Our experiences have allowed us to develop a deep and extensive customer base with strong relationships among our large international and regional customers who market our products under our brand names, as well as their own. These relationships have provided us a deep understanding of consumer preferences in numerous markets worldwide. Our ability to consistently deliver large quantities of high-quality products globally in a timely manner has been essential to our success in our Amira branded, third-party branded and institutional businesses. As a result of our global operations and diverse customer base, we have limited customer concentration. For the fiscal year ended March 31, 2019, our top five customers accounted for approximately 90.2% of our total revenue.

•	Broad Product Portfolio that Can Be Tailored to Specific Customer and Regional Requirements. We sell our products through many SKUs, which includes our premium and everyday Basmati rice offerings, as well as other specialty rice, a growing line of other value-add food products including edible oils and organic product offerings and an opportunistic agricultural business which includes sales of wheat, barley, legumes and other produce to our institutional customers. We have the ability to tailor our products to our customers’ needs which allows us to sell at various price points across the value chain and maximize our customer exposure.

•	Flexible Supply Chain. We participate across the entire rice supply chain beginning with the origination of unprocessed rice to its storage, aging, processing into rice, packaging, marketing and distribution. We believe that our flexible, integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle. Over the past several years, we have also developed organic sourcing initiatives which allow us to source and sell organic certified products in Europe and the United States. Additionally, we have relationships with several independent rice millers throughout India from whom we supplement our capacity to fully meet our product needs. Meanwhile, our operations also source products from outside India as needed. We believe that our flexible, integrated model provides us with significant advantages in ensuring stability of supply and maintaining quality control throughout the processing cycle.

Our Strategy

Our goal is to be the leading global rice brand. Key elements of our strategy to achieve this goal include:

•	Pursue our Bi-Focal Business Model Focused on Premium Specialty Rice Segments, with an Emphasis on Basmati. We sell our products under our flagship Amira brand, as well as other Company owned brands and third-party brands. We believe that consumers recognize our brand and associate it with high quality, premium and authentic specialty rice. We successfully expanded the Amira brand across four continents within only nine years of its launch, and we are investing resources to further establish our brand with the consumer as the standard for high-quality Basmati rice. Our Amira branded sales accounted for approximately 9.8% of our total revenue or $6.3 million for the fiscal year ended March 31, 2019, a substantial decrease from $173.2 million for the fiscal year ended March 31, 2012. As a part of our bi-focal strategy, we also supply our products to third party branded partners. We have been selling products to many of our third party branded partners for generations. These relationships provide stability to our business and grant us visibility over our sales and profits in any given year. In addition, we also continue to add new third-party customers over time. The strategic deployment of third party branded products helps us secure footholds into new markets and provides us with proprietary, deep understanding of end markets, consumer preferences and price points, which helps us to obtain insights into the local trends and consumer preferences. This unique knowledge helps us refine our strategy for our branded product offerings to cater to specific needs of each customer segment in those markets, hence allowing for greater chances of success. We have successfully used this strategy to increase our Amira branded presence in both emerging and developed markets. Our third party branded sales accounted for approximately 90.2% of our total revenue or $58.1 million for the fiscal year ended March 31, 2019, compared to $189.5 million for the fiscal year ended March 31, 2012. Basmati remains our core category, accounting for approximately 66.1% of our total revenue for the fiscal year ended March 31, 2019, which stems from our strong presence in our home market and heritage around the category.

•	Expand our Presence in both Developed and Emerging Economies. Despite its importance as a staple, the packaged rice market remains highly fragmented in both emerging and developed economies which typically see concentrated market positions across most consumer categories. Additionally, we believe that most of these markets have yet to fully realize the full potential of the premium/gourmet, specialty segments within the broader rice category. As a result, we believe that emerging markets across the Middle East, Africa and Asia, and developed markets such as the United States, the United Kingdom and Europe represent compelling growth opportunities for us in the near term. We believe that our unyielding focus on high quality, branded specialty rice will allow us to strengthen our market position over time. Our products are currently sold by major retailers in markets such as Sysco, Metro Germany, Metro Austria, Real, Frische-Paradies, Omega Sorg, Bartels Langness, Citti, Rewe, Hamberger Großmarkt, MPreis Warenvertriebs GmbH, Transgourmet (food service), Chefs Culinar (food service), and Kaufland. We plan to expand our footprint, building on our existing presence as well as increasing our penetration into new countries. In India, we believe that the increase in purchasing power resulting from population growth and an expanding middle class in India will create additional demand for our Basmati rice and value-added product offerings across all distribution channels. Our extensive distribution strength, stemming from more than 200 Indian distributors and 15 company managed distribution centers in India, will allow us to further capitalize on the extensive growth opportunities across both traditional and Western-style modern retail locations.

•	Continue Building on our Local Organization and Infrastructure in Each Market as we Expand Globally. We believe that the presence of local management teams and sales teams in each of our core markets is one of our key strengths and differentiating aspects vis-à-vis other rice players. We employ dedicated sales teams focused on promoting our products on a country and regional basis. This provides us with a superior interface with the customers, allowing us to better promote our products, respond better to consumer trends and preferences, align our value chain, consistently deliver superior products in a timely manner and further strengthen customer relationships. We have local teams in the United Kingdom, Europe and the Middle East. We will continue to invest in our local organization by further additions as we expand into new markets.

•	Drive Margin Expansion through further Vertical Integration and Operating Efficiencies. We have a highly flexible, integrated supply chain and production model. We continuously strive to incorporate incremental elements of the value chain into our operations, thereby capturing additional profitability upside and increased margins, while also retaining flexibility.

•	Develop new Higher Margin, Branded Products in line with Consumer Trends and Preferences. Consistent with our bi-focal business model, we plan to continue to build on the success of our third party branded products in international markets to further develop our Amira branded product sales. In addition to penetrating new markets and increasing our presence in existing markets with our Amira branded and third party branded rice offerings, we are also focused on developing on new branded product offerings such as edible oils, organic categories to increase our relevance to consumers and drive further growth. We have leveraged our brand strength and diverse product offerings to allow us to sell our products at various price points across the value chain and maximize our customer exposure. We plan to further penetrate the higher margin, premium segments of the customer proposition through the development of new Amira branded offerings leveraging on our consumer insights, strong global distribution network and established customer relationships.

•	Opportunistic Inorganic Expansion through Small Bolt-on Acquisitions to Expand our Presence. The highly fragmented nature of the industry presents a wide range of opportunities for consolidation and entering new markets and consumer segments. We have a very selective approach towards inorganic growth which is based on an extensive assessment of the target company and the opportunity it presents in terms of growth and synergy extraction potential. For example, in December 2013, we entered the German market through our acquisition of Amira Basmati Rice GmbH Eur, which sells its products under the Amira, Atry, Sadry, Sativa, Scheherazade and Sultan brand names into leading retailers such as Edeka, Metro and Rewe in Germany and in neighboring European countries. We further built upon that acquisition in March 2017, when our German entity acquired a portfolio of packaged specialty rice brands from Euro Basmati GmbH. The brands, which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari are sold primarily in the ethnic channel in the key markets of Hamburg and Berlin.

History

Our business was originally founded in 1915 by the Chanana family as an agricultural commodities and salt trading business. Prior to 1947, we were one of the largest suppliers of grain to the British Indian Army. Following the partition of India and Pakistan, we re-located our business in New Delhi, India and expanded to include the trade and supply of lentils and other legumes to Indian government agencies. Throughout the 1960s and 1970s, we focused on the processing and distribution of legumes. In 1978, we first established an international business division which imported legumes. In 1985, we began to process and distribute Basmati rice in India and internationally. In 1995, we constructed what we believe was the first automated rice plant in India which we have continuously upgraded to increase capacity. In 2006, our Chairman, Mr. Karan A. Chanana, assumed responsibility for our operations. Under his leadership, we have transitioned from a family owned and managed business to an international, professionally managed business. We launched the Amira branded strategy in 2008 to enhance our growth in both the India retail channel and globally. In 2012, we completed our IPO and were listed on the New York Stock Exchange (the “NYSE”).

Corporate Structure

We were incorporated on February 20, 2012 as a BVI business company and currently have no direct operations of our own. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates, and its telephone number is +97144357303.

In connection with the IPO, our wholly-owned subsidiary Amira Mauritius purchased through a new issue of 53,102,500 equity shares of Amira India, representing 80.4% of Amira India’s outstanding equity shares. This purchase by Amira Mauritius was funded with substantially all of the net proceeds of the IPO and occurred just after the completion of the IPO. The actual number of equity shares that Amira Mauritius purchased equaled such net proceeds divided by the per share value of such shares, or $1.45, as determined using the discounted free cash flow method in accordance with the Reserve Bank of India’s then-current pricing guidelines for issuance of shares to persons resident outside India (the “RBI Price”). The conversion of outstanding debt of Amira India in the second half of fiscal year 2019 (effective November 15, 2018) resulted in Amira Mauritius’ holding of Amira India reducing from 80.4% to 49.8%. Other than equity shares, Amira India has no other class of equity outstanding, with or without voting rights. As a result, Amira Mauritius no longer controls Amira India and no longer holds a controlling interest.

As of March 31, 2019, Mr. Karan A. Chanana’s beneficial ownership of our ordinary shares is 65.0% (See Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS of this Report on page 74)

Governance of Amira Mauritius

Under the Companies Act 2001 of the Republic of Mauritius and Amira Mauritius’ organizational documents, the shareholders of Amira Mauritius elect the Board of Directors of Amira Mauritius at its general meeting. We are the sole shareholder of Amira Mauritius, and the Board of Directors of Amira Mauritius consists of Mr. Karan A. Chanana, Mr. Druvnath Damry and Mr. Qaiyoom Dustagheer.

Corporate Structure as of March 31, 2019

The diagram below illustrates our corporate structure since November 15, 2018

Amira India announced conversion of its debt to equity in second half of fiscal year 2019 (effective November 15, 2018). This conversion resulted in Amira Mauritius holding of Amira India reducing from 80.4% to 49.8%. Accordingly, Amira India has not been consolidated (Line item level) for purposes of preparing our Consolidated financial statements of Amira nature foods limited (RYCE) as of March 31, 2019 and instead have been accounted for under IAS 28 (Investments in Associates and Joint Ventures).

Please refer Exhibit 8.1 for a list of subsidiaries and Associates comprised in these consolidated financial statements

The following table sets forth our significant subsidiaries as of March 31, 2019:

Name of company	Country of incorporation or establishment	Attributable equity interest held

Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by RYCE

Amira International Finance B.V.	Netherlands	100% by RYCE

Red Reinel Limited	Mauritius	100% by Amira Mauritius

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Basmati Rice GmbH EUR	Germany	100% by Amira Mauritius

Basmati Rice North America LLC	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira K.A. Foods International DMCC	UAE	100% by Amira I Grand Foods Inc. (BVI)

Amira G Foods Limited	United Kingdom	100% by Amira I Grand Foods Inc. (BVI)

Our Products

We are primarily engaged in the business of processing, distributing and marketing packaged Indian specialty rice, primarily Basmati rice, which accounted for 66.1% of our revenues for the fiscal year ended March 31, 2019. We also sell non-Basmati specialty rice. We are also engaged in the institutional sale of bulk commodities to large international and regional trading firms.

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

Amira Branded Products

Our Amira branded products, consist of several rice varieties, as well as a growing line of complementary products. A representative list of our products is set forth below.

Brand/ Product Lines
	Premium Basmati Rice		Value Basmati Rice			Other Specialty Rice	Other Product Adjacencies

	•	Pure Basmati Rice	•	Daily Fresh Basmati Rice	•	Thai Jasmine Rice	•	Edible Oils
	•	Extra Long Grain Basmati Rice	•	Goodlength Day to Day Basmati Rice	•	Sharbati Aromatic Long Grain Rice	•	Organic Products
	•	Indian Basmati Rice	•	Everyday Basmati Rice	•	Kheer Rice
	•	Brown Basmati Rice	•	Goodlength Broken Basmati Products	•	Khichdi Rice
	•	Traditional Basmati Rice	•	Parboiled Basmati Products	•	Sona Masoori Rice
	•	Smoked Basmati Rice	•	Banquet Rice

Product Features	•	Consists of the finest grains of aromatic Basmati	•	Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice	•	Thai Jasmine: sourced from Thailand and has a fragrant aroma and chewy texture	•	Oils used in food preparation
	•	Aged for as much as 12+ months	•	Value alternative commonly used as an "everyday" Basmati and by restaurants or catering companies	•	Sharbati Aromatic Long Grain: an everyday rice for daily consumption; often purchased by foodservice customers
	•	More than doubles in size when cooked			•	Kheer: formulated for rice pudding
	•	Rich taste and fragrant aroma			•	Khichdi: formulated for Indian and South Asian comfort food; also used as infant and toddler food
					•	Sona Masoori: aromatic and light grain white rice

Third Party Branded Products

We sell a number of varieties of Basmati packaged rice to global customers, such as the Seychelles State Trading Corporation Limited who market them under their own brand through their own distribution networks. Our third party branded business is primarily focused on emerging markets where the retail channel is highly fragmented. The following table shows examples of our third party branded rice products.

Third Party Basmati Rice
Brand/ Product Lines	Mahe Regular White Basmati Rice (Economy), Seychelles		•
	•	Mahe Premium White Basmati Rice (Premium), Seychelles

Product Features	•	Consists of the finest grains of pure traditional aromatic Indian Basmati	•
	•	Available in brown, white and parboiled rice
	•	Rich taste and fragrant aroma

Institutional Products

Our institutional business primarily consists of the opportunistic sale of bulk commodities, including wheat, barley, legumes, maize, sugar, soybean meal, onion, potato and millet. We sell these products to large international and regional trading firms.

Customers and Sales Channels

We sell our products through a broad distribution network across four continents throughout the world. Our Amira branded products are sold by global retailers such as, Sysco, Metro Germany, Metro Austria, Real, Frische-Paradies, Omega Sorg, Bartels Langness, Citti, Rewe, Hamberger Großmarkt, MPreis Warenvertriebs GmbH, Transgourmet (food service), Chefs Culinar (food service), and Kaufland. We also sell our products globally through the food service channel. Our third party branded products are sold globally, such as Seychelles State Trading Corporation Limited who market them under their own brands through their own distribution networks. Third party sales provide a level of sales visibility as they are made during January-March for delivery during the year. Our institutional products are sold to large international and regional trading firms. Sales to our top five customers and distributors collectively accounted for 90.2% and 37.0% of our revenue for the fiscal years ended March 31, 2019 and 2018, respectively. Our two largest customers or distributors accounted for approximately 82.0% and 28.7% of our revenue during the fiscal years ended March 31, 2019 and 2018, respectively.

Production

Our Basmati rice origination include inspection, cleaning, drying, parboiling, storage and aging, processing, sorting, packaging, branding and distribution. We purchase our non-Basmati rice from other rice processors, and contract with third parties to produce and package our edible oils.

Basmati and Semi-Processed Rice Origination

Basmati Origination

The primary raw material that we use in producing Basmati rice is Basmati. Rice seed is typically planted in flooded fields in the early spring and, after it matures, water is drained from the fields and the crop is harvested. In India, Basmati is typically harvested between September and March. Basmati available during this period is generally of superior quality compared to Basmati available during the off-season, although we also purchase small quantities of Basmati in the off-season to supplement our annual origination and to benefit from lower Basmati prices. Our Basmati origination team purchases Basmati to be stored for aging and processing throughout the year from the major Basmati production centers, including the Indian states of Haryana, Punjab, Rajasthan, Uttarakhand, and Western Uttar Pradesh, either directly at the organized and government regulated agricultural produce markets in India known as “mandis,” and/or through licensed agents. Licensed agents, or “pucca artiyas,” evaluate, test and purchase Basmati on our behalf at mandis. We have non-contractual long-standing relationships with agents for sourcing Basmati and are knowledgeable about and experienced with local areas and farmers.

Our ability to originate adequate quantities and good quality Basmati is affected by crop conditions. For example, yields of Basmati could decrease and the price of Basmati could increase due to inadequate or delayed monsoons or heavy rains and high winds. We believe Basmati is generally available at reasonable, stable prices prevalent in the current market. We have not encountered any processing interruptions due to Basmati shortages since we commenced our Basmati origination in 1985.

Semi-Processed Rice Origination

Semi-processed rice origination is done through approved vendors. These vendors are sourced through approved brokers with whom we have a historic relationship. Vendors or suppliers are millers who have bought and aged non-Basmati rice. We purchase the semi-processed rice, transport the product into our rice mill and then finish, pack and sell the product to our customers and distributors.

Processed Rice Origination

We also purchase processed rice based on our specifications from third parties in India and internationally to supplement our product needs. We purchase the rice and then sell the product to our customers and distributors on our terms and conditions.

Basmati Drying, Parboiling, Storage and Aging

After the Basmati is tested and then unloaded at our processing facility, it is pre-cleaned and dried to prevent deterioration. After it has been dried, some of our Basmati is parboiled. Parboiling involves soaking the Basmati in water, steaming it before removing the husk, and further hydrating, heating and drying it. Parboiling improves the nutritional profile of Basmati rice, causing it to retain more nutrients than regular milled Basmati rice, and changes its texture so that it has a fluffier consistency. After it has been dried, and where appropriate, parboiled, we store and age the Basmati for as much as seven months or more in our warehouses or open plinths. Aging dehydrates the Basmati, which results in its rice grains elongating more when cooked.

Processing and Additional Storage and Aging

Prior to further processing, the Basmati is cleaned again to remove any residual dust or impurities and foreign materials. The Basmati is then milled using a rice huller to remove the Basmati’s outer and inner husk. Once the husk has been removed, the resulting rice is polished, and the broken rice is removed and retained. We sell broken Basmati rice as Amira branded “Every Day” Basmati rice at an economical price compared to full grain Basmati rice. Byproducts produced as a result of processing the Basmati are husk, bran and broken rice, which we further process and sort to produce other Amira branded rice products such as Kheer and Kichdi rice and Amira Goodlength Day to Day rice. Once the Basmati products and the broken rice have been removed, the remaining rice is sorted by color and graded. Basmati rice is hygienically aged in our warehouses for as much as six months or more. Finally, our rice and rice products are packaged in our processing facility and prepared for shipment.

Inspection

Basmati is checked for quality at the time of purchase and prior to loading it on the trucks that transport Basmati to our storage facility. Further, the Basmati bags are sample checked on arrival at storage locations to ensure that the Basmati meets the quality specifications based on our purchase. In addition, we inspect the rice to ensure that it meets our and our customers’ quality standards. We have implemented strong measures to ensure product quality and food safety. Our standardized monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies.

Certifications

While certifications are not compulsory in the rice industry, we maintain a number of internationally recognized certifications.

We have organic certifications for our rice products from Ecocert, an international certification body that certifies our compliance with the requirements of the EU and the NOP, which tracks the US FDA organic regulations.

Sales, Marketing and Distribution

Our products also reach our global customers both directly and through our network of distributors who coordinate regional marketing, sales and distribution.

Competition

The global packaged rice market is highly fragmented with no dominant players on a global basis. According to Euromonitor, for example, in 2015 the top 10 brands only accounted for approximately 11% of market share by value around the world. Competition in the rice markets is principally on the basis of product selection, product quality, reliability of supply, brand recognition, distribution capability and pricing. With respect to our Basmati rice, we compete with various types of competitors in the fragmented and unorganized Basmati rice market, globally, as well as, to smaller businesses around the world. Internationally, our major competitors are leading Indian overseas Basmati rice companies, as well as non-India based companies that sell basmati and non-basmati rice. Basmati rice has historically only been grown successfully in the Indian states of Haryana, Uttar Pradesh, Uttaranchal and Punjab, Rajasthan, Jammu and Kashmir, and in a part of the Punjab region located in Pakistan which enjoy the climatic conditions required to successfully grow Basmati rice. A type of rice similar to Basmati is grown and sold as Basmati rice from California and Texas, among other places.

Intellectual Property

We protect our intellectual property through copyright and trademark laws. Our intellectual property includes the registered trademarks “Amira,” “Goodlength,” “Indigo,” “Sativa,” among others under Laws of the European Union and other foreign trademark and copyright legislations. The registration of a trademark is generally valid for ten years but can be renewed. In addition, we have applied for the registration of “Amira” across certain other product categories. Further, we have obtained copyright protection for certain of our intellectual property. While registration is not a prerequisite for acquiring or enforcing copyrights, registration creates a presumption favoring the ownership of the registered owner.

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

Employees

As of March 31, 2019, and 2018, we had 27 and 209 full-time employees, respectively. We have entered into employment agreements with all of our fulltime employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

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

On April 4, 2012, a vessel our rice with a market value of approximately $10 million arrived at the Subic Special Economic Zone (“SSEZ”) in the Port of Subic Bay, a free trade zone located in the Republic of the Philippines. On May 15, 2012, the Collector of Customs (“COC”) in the Port of Subic Bay issued a warrant of seizure and detention of the shipment. During the quarter ended June 30, 2012, as reported in our Form 20-F for the year ended March 31, 2013, the rice subject of the warrant was sold to an related party for $11.4 million and the related party succeeded to the benefits of the action. Or was released from further obligation, other than our obligation to make best efforts to assist the related party with any regulatory, port and customs clearance required to transship the goods. On October 17, 2012, the COC conducted a public auction and sold the rice shipment for Php487 Million ($11.7 million at the rate of Php41.18 to one U.S. dollar). Trial then ensued in the CTA and the Republic of the Philippines presenting their testimonial and documentary evidence to prove their case. In its Decision dated July 18, 2019, the CTA ruled in favor of the Company. In the Decision, the CTA ordered the Republic of the Philippines to release and deliver to the Company the amount of Php487.2. We filed a Motion seeking interest. The Republic filed a Manifestation stating that the interest should accrue to the owner of the principal amount. In the Resolution dated October 11, 2019, the CTA deemed both the Republic’s Motion for Reconsideration and our Motion seeking interest be submitted for resolution. Because the Company received money and transferred its obligations and benefits of this case to a related party in 2012, we do not consider this matter material and do not expect the DIFC’s ruling to have a material adverse effect on the Company.

Unlike in the United States, in India, private citizens are permitted to initiate criminal complaints against companies and individuals. For instance, Amira India and its executives have been named in certain civil and criminal complaints filed by its suppliers and vendors from time to time.

On April 30, 2018, we initiated an action in Dubai International Financial Centre Court against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to us in the amount $4,134,000 upon its receipt of funds from our customer as required by the Irrevocable Letter. On April 30, 2018, the Company initiated an action in Dubai International Financial Centre Court (“DIFC”) against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to the Company in the amount $4,134,000 upon its receipt of funds from its customer as required by the Irrevocable Letter. The Company sought damages, costs and injunctive relief against IDBI. The Company was provided interim relief by the court and the amount of $4,134,000 was paid by IDBI to the Company’s distributor AK Global. The Company further pursued claims against IDBI Bank Limited for damages and costs. On July 30, 2019, a final hearing was held in the DIFC Court to determine the damages suffered by the Company and the Counterclaim by the Bank. On October 7, 2019, the Court entered a judgment (the “Judgement”) whereby the Bank was ordered to pay the Company damages and litigation costs. IDBI was ordered to pay amount of USD$12,603,791 plus interest. The Court also dismissed the Bank’s claims against the Company. The Bank appealed the ruling. The DIFC dismissed IDBI’s counter-claims against the Company and reduced the aggregate amount payable to the Company from $12,603,791 to $500,000. Because this matter has been resolved in the Company’s favor, we do not expect the DIFC’s ruling to have a material adverse effect on the Company. Post the IDBI default, all our Middle East and Asia business has moved to Amira K A Foods International DMCC.

On November 16, 2017, an order was entered against the Company in the amount of $1,449,630.85 in favor of a former law firm in which the Company had a dispute. The award includes interest at the rate of 310.31 per day accruing from June 2018.

On July 2020, the Company entered into a settlement agreement with a law firm which resulted in the law firm’s payment of $1,000,000 to the Company. Because a settlement agreement was reached between the parties, we do not expect it to have a material adverse effect on the Company.

On June 30, 2019, we commenced an arbitration proceeding against Dana Foods Limited (“Dana”) in the London Court of International Arbitration to reclaim the sum of $3,400,000 for products delivered to Dana. This matter is ongoing. Since we are the Claimant in the action against Dana, we do not expect it to have a material adverse effect on the Company.

Seasonality of our Business

Our revenue is typically higher from October through March than from April through September. Due to inherent seasonality in our business, our results may vary over reporting periods. Our business requires a significant amount of working capital primarily due to the fact that a significant amount of time passes between when we purchase Basmati. Our average period of Basmati rice is as much as 12 months or more (at times up to 24 months). Accordingly, we maintain substantial levels of working capital indebtedness. Our results of operations may also be impacted by fluctuations in foreign currency. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Results of Operations—Foreign exchange fluctuations.”

Government Regulations Applicable to Our Former Subsidiary in India

The following description is a summary of the material regulations and policies, which are applicable to the business in India.

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

The Indian Ministry of Agriculture has established the Commission for Agricultural Costs and Prices, or CACP, to advise it on the price policy of major agricultural commodities. The CACP provides recommendations in relation to the minimum fixed price of major agricultural produce every year. These prices are announced by the Government of India with a view to ensure compensatory prices to farmers for their produce.

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

In addition to the above policies of the Government of India, the following are some of the material regulations that apply to our business in India:

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

Environmental Regulations

We are subject to various environmental, health and safety laws and regulations. Our origination requires various environmental and other permits covering, among other things, water use and discharges, waste disposal and air and other emissions

Material environmental laws applicable to our origination are set forth below.

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

The Plastic (Waste Management and Handling) Rules 2011

The Plastic (Waste Management and Handling) Rules 2011 take into account the significant growth in waste generation, predominantly in the form of carry bags and multi-layered plastic packaging and lays out procedures and guidelines for plastic waste collection, segregation and disposal. The Plastic Rules include the stipulation of benchmarked standards for recycling facilities, mandatory pricing of consumer carry bags given by retailers, a labeling scheme, and extended responsibility to both manufacturers and users of plastic packaging.

Foreign Investment Regulations

Pursuant to the current Consolidated Foreign Direct Investment policy (effective from May 12, 2015) issued by the Department of Industrial Policy and Promotion of the Government of India, 100% foreign direct investment is allowed in services related to agricultural and related sectors.

ITEM 3B. UNRESOLVED STAFF COMMENTS

None.

ITEM 4. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our business results should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Forward-Looking Statements” and “Item 3D. Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a global processor, marketer and distributor of branded packaged specialty rice and other related food products, with sales across four continents around the world. We generate the majority of our revenue through the sale of Basmati rice, a premium long-grain variety of rice grown only in the geographically indicated region of the Indian sub-continent, as well as other specialty rice. We sell our products under our flagship Amira brand, as well as under other Company owned brands and third-party brands. We have expanded our product offerings in recent years to include other value-add categories such as edible oils and organics. We also sell other products such as wheat, barley, legumes, edible oil, sugar and other fresh produce to large institutional customers. Our fourth-generation leadership has built on a rich, century-old legacy and transformed Amira from a local family-run business to a publicly-listed globally focused packaged food company with a global leadership position in the high growth Basmati rice sector. Under our current leadership, we significantly expanded our footprint in India and internationally. We completed an initial public offering (“IPO”) in October 2012 and our shares are listed on the New York Stock Exchange with the stock symbol RYCE.

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

We sell our products globally in both emerging and developed markets through a broad distribution network. Our Amira branded products are currently sold by retailers such as, Sysco, Metro Germany, Metro Austria, Real, Frische-Paradies, Omega Sorg, Bartels Langness, Citti, Rewe, Hamberger Großmarkt, MPreis Warenvertriebs GmbH, Transgourmet (food service), Chefs Culinar (food service), and Kaufland. In emerging markets, our products are sold by global retailers and regional supermarkets as well as a network of small, privately-owned independent stores. We maintain a strong distribution platform into the restaurant channel and have long standing network of distributors, third party branded partners and institutional customers who sell our products throughout the world. Our third party branded business is often conducted under contracts with our customers, which enable us to have a high degree of visibility on our sales, volumes, margins and profitability. The current Covid-19 crisis has affected our business with restaurants and the full impact is still unknown.

Factors Affecting our Results of Origination

Our business results are affected by a number of factors, including the following:

Demand for Basmati rice

In fiscal 2019 we generated a revenue of $64.4 million. This revenue is not comparable to the revenues of fiscal 2018, 2017 or previously. However, we expect to increase our presence over time. In 2018 and 2017, we derived 66.1%, 67.6% and 75.2% of our revenue, respectively, from sales of Basmati rice. Its unique taste, aroma, shape and texture have historically elicited premium pricing and strong demand. According to CRISIL, total sales of Indian Basmati rice were approximately $6.9 billion in 2014, of which approximately 70% was sold internationally and 30% was sold in India. While we expect overall market growth to remain strong over time, we cannot guarantee that such growth will materialize every year. Furthermore, any negative change in customer preferences for Basmati rice may result in reduced demand for our products. Because Basmati rice makes up a significant portion of our revenue, reduced demand for Basmati rice in general, or for our Basmati rice products in particular, could harm our business and results of operations.

Demand for our products in our international markets

In fiscal 2019, 2018 and 2017, our revenue from international sales was $64.4 million, $270.4 million, and $276.6 million, respectively, and accounted for 100.0%, 65.3%, and 50.1% respectively, of our revenue in these periods. We sold our products to customers across four continents and significant portions of our international sales were to Asia Pacific, EMEA and North America.

	FY 2019	FY 2018	FY 2017
	(Amount in $ million)
EMEA	63.1	218.8	242.8
Asia Pacific (excluding India)	0.1	1.5	6.1
North America	1.2	50.1	27.7
Total	64.4	270.4	276.6

We sell our products across four continents. We plan to expand our international operations into additional countries in the near future. Our international sales are dependent on general economic conditions in our various international markets and regulatory policies and governmental initiatives of these jurisdictions relating to the import of Basmati rice and our other products from India.

Consistent with our historical branded growth strategy, we plan to leverage our success in existing markets to further penetrate them and enter other international markets with our Amira branded product offerings. From our existing international operations, we have gained a deep understanding of end markets and consumer preferences which helps us to shape our strategy for branded products. We plan to continue to expand our international operations in the future.

Origination and cost of Basmati and aged rice

Our results of origination are significantly dependent on the cost of raw materials used in our production process and our ability to procure sufficient good quality Basmati and ungraded rice, which is semi-processed rice where the husk has been removed but the rice has not been fully processed. Cost of material, which includes the costs of finished goods sold that have been consumed during the period by adjusting for any increase or decrease in our finished goods inventory, constitutes the largest component of our expenditures and, as a percentage of revenue in fiscal 2019, 2018 and 2017 were 310.1%, 115.9% and 82.8% respectively. Since Basmati crop is grown once a year, we are required to complete most of our annual origination during the period between September and March. Basmati available during this period is generally of superior quality compared to Basmati available during the off-season. We purchase small quantities of Basmati in the off-season to supplement our annual origination and to benefit from lower Basmati prices.

Our ability for origination depends on crop conditions. For example, crop yields of Basmati, could decrease due to inadequate or delayed monsoons or heavy rains and high winds. The price of Basmati procured by us depends on the variety of Basmati we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing global demand, particularly during the harvesting season. In determining the quantity and price of Basmati that we purchase, we rely on the historic demand and supply of particular Basmati varieties, estimates and forecasts of demand based on market information through continuing interaction with significant customers, and expectation of the supply. The quality of origination is also dependent on the weather and pest activity because we are living through climate change.

Foreign exchange fluctuation

Our sales account for a majority of our revenue in U.S. dollars and to a lesser extent Euros, GBP and UAE Dirham. In fiscal 2019, 2018 and 2017, our revenue from international sales was 100.0%, 65.3%, and 50.1%, respectively, of our revenue. As of March 31, 2019, foreign currency receivables were $ 0.3 million.

Our results have been impacted in the past and may be impacted by such fluctuations in the future.

Financial Operations Overview

Revenue

We derive our revenue primarily from the sale of Amira branded and third party branded products and institutional sales to our customers across four continents. Revenue is measured at the fair value of consideration received, excluding discounts, rebates, and sales tax or duty.

Other income

Our other income consists of income not related to the sale of Amira branded and third party branded products and institutional sales to our customers.

Cost of material including change in inventory of finished goods

Cost of material consists of cost of raw materials (semi-processed rice and other products), other expenses used in processing our products, certain direct expenses to bring inventory to its present location, and related taxes net of tax credit available, if any. Cost of material also includes cost of finished goods consumed during the period by adjusting for any increase or decrease in our finished goods inventory.

The price of Basmati originated by us depends on the variety of Basmati we purchase, which is primarily determined by the demand for specific Basmati rice varieties. The price of Basmati also depends on the quality of that season’s crop, which depends on weather conditions and the amount of monsoon or seasonal rainfall, and prevailing global demand, particularly during the harvesting season. We also procure aged rice typically after the origination season is over based on our requirements from time to time, which we then further process, polish, sort and grade before selling it to our customers.

Employee benefit expenses

Employee benefit expenses primarily consist of:

•	wages and salaries of our employees,

•	defined benefit plans (gratuity), defined contribution plan, accrued annual leave and sick leave, severance payments and bonuses,

•	employee stock options, and restricted share awards, and

•	employee welfare expenses.

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

Depreciation on property, plant and equipment is charged to income on a systematic basis over the useful life of assets as estimated by management. Depreciation is computed using the straight-line method of depreciation.

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

Finance costs

Finance costs consist primarily of interest expense (borrowing costs) accrued on short term and long term loans taken from our lenders to fund working capital, bank charges and other interest paid.

Finance income

Finance income primarily consists of interest received on deposits including collateral deposits made by us to obtain letters of credit and other non-cash instruments and short-term interest bearing fixed deposits with banks.

Other gains and (losses)

Other gains and (losses) primarily consist of our gain or loss due to foreign exchange. We expect that income from these items will continue to contribute an insignificant percentage (on a net basis) of our revenue in the near future.

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

Results of Operations

On October 15, 2012 we completed the IPO of our ordinary shares. On October 16, 2012, we subscribed through our wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“Amira Mauritius”) for 53,102,500 equity shares of Amira Pure Foods Private Limited (“Amira India”), representing 80.4% of the outstanding shares of Amira India pursuant to a subscription agreement dated September 27, 2012, as subsequently amended on October 10, 2012. We accounted for this combination using the “pooling of interest method,” and accordingly, our financial statements for fiscal years 2018 and 2017 included in this Annual Report include our and Amira India’s assets, liabilities, revenues and expenses, which have been recorded at their carrying values and retrospectively adjusted for all periods presented in these financial statements. On November 15, 2019, Amira India announced conversion of its debt to equity. This conversion resulted in Amira Mauritius’ holding of Amira India reducing from 80.4% to 49.8%. Accordingly, Amira India and its subsidiaries have not been consolidated (line item level) for purposes of preparing consolidated financial as of March 31, 2019. Instead, investments in associates have been accounted for under IAS 28 (Investments in Associates and Joint Ventures).

•	Our results of operations for the fiscal years ended March 31, 2019, 2018 and 2017, respectively, were as follows:

(Amounts in USD)

	Fiscal years ended
	March31, 2019	March 31, 2018	March 31, 2017
Revenue	$64,436,816	$413,901,480	$551,830,966
Other income	160,805	5,031,827	48,833
Cost of materials	(49,503,316)	(373,451,132)	(492,189,652)
Change in inventory of finished goods	(150,295,581)	(106,193,580)	35,517,661
Employee benefit expenses	(6,516,026)	(6,797,731)	(8,753,175)
Depreciation and amortization	(767,640)	(1,617,118)	(1,778,968)
Freight, forwarding and handling expenses	(316,189)	(2,535,261)	(3,139,061)
Other expenses	(196,294,883)	(12,705,159)	(14,905,710)
	$(339,096,014)	$(84,366,674)	$66,630,894
Finance costs	(18,238,935)	(34,108,621)	(29,272,826)
Finance income	-	29,669	263,231
Other gains and (losses)	(553,737)	4,908,564	(1,512,928)
Profit/(loss) before tax	$(357,888,686)	$(113,537,062)	$36,108,371
Income tax expense	11,706	19,941,298	(4,596,968)

Profit/(loss) after tax for the year	$(357,876,980)	$(93,595,764)	$31,511,403
Profit/(loss) after tax for the year attributable to:
Shareholders of the Company	(304,991,721)	(78,222,174)	25,087,388
Non-controlling interest	(52,965,259)	(15,373,590)	6,424,015

Earnings per share
Basic earnings per share	$(7.55)	$(2.30)	$0.84
Diluted earnings per share	$(7.55)	$(2.30)	$0.84

______________

(1) Basic earnings per share( for Fiscal 2015 to 2018) is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that was not owned by us, by the number of our weighted average outstanding ordinary shares, during the applicable period. Basic earnings per share (for fiscal 2019) is calculated (4.63). Diluted earnings per share( for Fiscal 2015 to 2018) is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining 19.6% of Amira India that is not owned by us, by the number of our weighted average outstanding ordinary shares adjusted by the dilutive impact of equivalent stock options granted during the applicable period. The dilutive impact of total share options 1,842,082 granted to Mr. Karan A. Chanana in the years ended March 31,  2017, 2016, 2015, 2014 and 2013, (see heading “Item 18. Financial Statements”; under Note 29 “Earnings per share”) is anti-dilutive (in FY2019) and not material in previous years and hence there is no change in the presented basic and diluted earnings per share in the table above.

•	Adjusted EBITDA and adjusted earnings per share

Described in detail in this report under the heading “Item 5. Operating and Financial Review and Prospects”; under section “Non-IFRS Financial Measures”.

Comparison of the Fiscal Years ended March 31, 2019 and 2018

Due to the deconsolidation of Amira India the results of operations between fiscal years 2019 and 2018 are not comparable. Our results of operations for fiscal 2019 and 2018, respectively, were as follows:

Revenue

Revenue for fiscal 2019 was $64.4 million. Revenue decline was primarily driven by the deconsolidation of the Company’s former Indian subsidiary. Revenue cannot be compared to previous years as a result of the deconsolidation.

Revenue for our Amira branded and third party branded products was $64.4 million in fiscal 2019.

Revenue in India was $0 million in fiscal 2019.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2019		FY 2018
	Amount in $ million	%	Amount in $ million	%
India	-	-%	143,515,397	34.7%
EMEA	63,112,475	97.9%	218,805,726	52.9%
Asia Pacific (excluding India)	75,600	0.1%	1,465,763	0.4%
North America	1,248,741	2.0%	50,114,594	12.0%
Total	64,436,816	100%	413,901,480	100.0%

Other income

The Company had other income of $0.2 million during the fiscal year 2019. Other Income cannot be compared to previous years as a result of the deconsolidation.

Cost of materials, including change in inventory of finished goods

Cost of materials including change in inventory of finished goods was $199.8. Notably, the group recognized provision for impairment of inventory (being one-time expense) for the amount of $0 million in fiscal 2019. Accordingly, in fiscal 2019, adjusted cost of materials* (including change in inventory of finished goods) is 0% of the revenue. Cost of materials cannot be compared to previous years as a result of the deconsolidation.

*(Adjusted cost of materials is arrived at as summation of cost of materials and change in inventories of finished goods, after taking the impact of impairment of inventory values)

Employee benefit expenses

Employee benefits expenses were $6.5 million in fiscal 2019. As a percentage of revenue, employee benefit expenses were 10.1%. Employee benefit expenses cannot be compared to previous years as a result of the deconsolidation.

Depreciation and amortization

Depreciation and amortization expense was $0.8 million in fiscal 2019 As a percentage of revenue, depreciation and amortization costs increased at 1.2% in fiscal 2019. Depreciation and amortization cannot be compared to previous years as a result of the deconsolidation.

Freight, forwarding and handling expenses

Freight, forwarding and handling expenses were $0.3 million or 0.5% of sales in fiscal 2019. Freight, forwarding and handling expenses cannot be compared to previous years as a result of the deconsolidation.

Other expenses

Other expenses increased were $196.3 million in fiscal 2019. As a percent of revenue, other expenses was 304.6% in fiscal 2019. Other expenses primarily increased as a result of the Amira India deconsolidation. Other expenses cannot be compared to previous years as a result of the deconsolidation.

Finance costs

Finance costs were $18.2 million in fiscal 2019. Debt is $46.0 million in fiscal 2019. Finance costs cannot be compared to previous years as a result of the deconsolidation.

Finance income

There was no finance income in fiscal 2019. Finance income cannot be compared to previous years as a result of the deconsolidation.

Other gains and (losses)

Other gains and losses was a loss of $0.6 million in fiscal 2019 compared to a gain of $4.9 million in fiscal 2018 primarily due to the impact of a stronger dollar relative to rupee.

Profit before tax

There was a loss of 357.88 million in fiscal 2019. This decrease was primarily due to the deconsolidation.

Income tax expense

Corporate tax expense was $(0.01) million in fiscal 2019, due to the deconsolidation.

Comparison of the Fiscal Years ended March 31, 2018 and 2017 which are not comparable to Fiscal 2019.

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

In Fiscal 2018, tightening of regulatory and credit environment in financial sector in India, resulted in non-availability of sufficient working capital, adversely impacting our cash-to-cash cycle and achievement of revenue targets for the fiscal. The Indian entity entered into certain business transactions with its buyers and suppliers involving sales and purchase of basmati rice worth $93.2 million. Although the sales were originated and generated by the business of Indian company, in accordance with IAS 18 and after careful evaluation of underlying documents, the group concluded and determined, that it acted primarily as an agent in those transactions. In accordance with IAS 18 Revenue recognition, the group has decided to recognize the net commission income from such transactions, instead of recognizing the revenue on gross basis. The net income has been recognized as ‘other income’.

A breakdown of our revenue by geographic region is as follows:

Region	FY 2018		FY 2017
	Amount in $	%	Amount in $	%
India	143,515,397	34.7%	275,183,618	50.1%
EMEA	218,805,726	52.9%	242,773,808	44.0%
Asia Pacific (excluding India)	1,465,763	0.4%	6,137,993	1.1%
North America	50,114,594	12.1%	27,735,547	5.0%
Total	413,901,480	100.0%	551,830,966	100.0%

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

Liquidity and Capital Resources

As of March 31, 2019, we had debt and liabilities in the following amounts:

•	secured credit facilities, aggregating $35 million;

•	related party debt, aggregating $10.862 million;*

•	other facilities, aggregating $5.7 million;

•	trade payables, aggregating $0.3 million.

*Out of this loan of which is a total of $10.862m (as of 31st March 2019) there is the option to convert $3m of this loan into ordinary shares of the company each valued at USD 1 per share.

As of March 31, 2019, the Group had Nil undrawn financing facilities which remained available for drawdown under existing financing arrangements.

The weighted average interest rates (including corresponding bank processing charges and fees for bank-related facilities) for each of the reporting periods were as follows:

	Terms of Interest	Fiscal year ended March 31,
		2019	2018	2017
Secured facilities	Floating Rates of Interest	NA	14.7%	14.5%
Other facilities	Floating Rates of Interest	NA	12.45%	9.7%
Related party debt – Mr. Karan A. Chanana	Fixed Rate of Interest	11.6%	11.6%	11.6%
Related party debt – Others	Fixed Rate of Interest	9.3%	9.4%	9.4%
Term loans	Floating Rate of Interest	NA	18.30%	13%
Trade payables	Fixed Rate of Interest			-

In fiscal 2019, 2018 and 2017, we spent $0.2, $0.4 million and $0.1 million, respectively, on capital expenditures.

Historically, our cash requirements have mainly been for working capital as well as capital expenditures. As of March 31, 2019, our primary sources of liquidity, aside from our secured revolving credit facilities, were $21.2 million of cash and cash equivalents.

Our trade receivables primarily comprise receivables from our retail and institutional customers to whom we typically extend credit periods. Our trade receivables were $0.2 million as of March 31, 2019, as compared to $258.3 million and $209.1 million as of March 31, 2018 and 2017, respectively.

Our prepayments and current assets primarily consist of advances to our suppliers to secure better prices and availability of inventory in future periods, insurance claim receivables, short-term investments and input tax credit receivables. Our prepayments were $0.2 million as of March 31, 2019, as compared to $66.0 million and $47.3 million as of March 31, 2018 and 2017, respectively.

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

Since we are currently a holding company, we do not generate cash from operations in order to fund our expenses. Restrictions on the ability of our subsidiaries to pay us cash dividends may make it impracticable for us to use such dividends as a means of funding the expenses of RYCE. However, in the event that RYCE requires additional cash resources, we may conduct certain international operations or transactions through RYCE using transfer pricing principles

However, as mentioned in our risk factors, due to tightening of regulatory and credit environment and Covid-19 we may not be able to raise more capital to finance our activities and growth.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $ million)
Net cash generated from/(used in) operating activities	(169.4)	(28.4)	5.8
Net cash generated from/(used in) investing activities	(2.9)	1.4	3.3
Net cash generated from/(used in) financing activities	33.5	7.6	(18.6)
Effect of change in exchange rate on cash and equivalents	158.8	3.7	8.9
Net increase/(decrease) in cash and cash equivalents	20.0	(15.6)	(0.6)
Cash and cash equivalents at the beginning of the year	1.2	16.8	17.4
Cash and cash equivalents at the end of the year	21.2	1.2	16.8

Net cash generated from/ (used in) operating activities

In fiscal 2019, net cash generated from/(used in) operating activities was $(169.4) million in comparison to net cash used of $(28.4) million in fiscal 2018 and net cash generated of $5.8 million in fiscal 2017.

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

Net cash used in investing activities

In fiscal 2019, cash generated from investing activities was $2.9 million compared to cash generated of $1.4 million in fiscal 2018 and $3.3 million in fiscal 2017, each of which were primarily due to interest income slightly offset by capital expenditure.

Net cash generated from financing activities

In fiscal 2019, cash flow from financing activities was $33.5 million which was primarily due to the net proceeds of $43.7 million from the incurrence of short-term debt. We repaid interest of $10.1 million during the fiscal 2019.

In fiscal 2018, cash flow from financing activities was $7.6 million which was primarily due to the net proceeds of $33.5 million from the incurrence of short-term debt. We repaid long-term debt of $0.02 million and interest of $25.9 million during the fiscal 2018.

In fiscal 2017, cash flow from financing activities was $18.6 million which was primarily due to the net proceeds of $9.4 million from the incurrence of short-term debt. We repaid interest of $27.5 million during the fiscal 2017.

Contractual Obligations

The following is a summary of our contractual obligations and other commitments as of March 31, 2019:

	Payments due by period
	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	(Amount in $ million)
Long-Term Debt Obligations:
Current portion of Long Term Debt	30,306	5,276	25,030	-	-
Non-Current portion of Long Term Debt	-	-	-	-	-
Interest liability	1,776	1,018	759	-	-
Total Long-Term Debt Obligations (A)	32,083	6,294	25,789	-	-
Operating Lease Obligations (B)
Short-Term Debt Obligations:
Current Debt	7,494,684	7,494,684	-	-	-
Less: Current portion of Long-Term Debt	-	-	-	-	-
Trade Payables	166,495	166,495	-	-	-
Other Financial Liabilities	5,207,352	5,207,352	-	-	-
Lease Obligation	62,138	62,138	-	-	-
Total Short-Term Debt Obligations (C)	12,930,670	12,930,670	-	-	-

Total Contractual Obligations (A)+(B)+(C)	12,962,753	12,936,964	25,789	-	-

Capital commitments

Capital commitments net of advances amounted to $13.0 million, $8.5 million, and $8.5 million as of March 31, 2019, 2018 and 2017 respectively.

Inflation

Our business results have historically not been significantly affected by inflation because we were able to pass most, if not all, increases in raw materials prices on to our customers through price increases on our products.

Off-Balance Sheet Arrangements

As of March 31, 2019, we had no off-balance sheet arrangements, other than items disclosed under the heading “Item 18. Financial Statements”.

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

(2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for fiscal 2019, fiscal 2018 and fiscal 2017, respectively, other one-time legal & professional charges for fiscal 2019, 2018 and fiscal 2017 and one-time provision for impairment of inventory in fiscal 2018;

(3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for fiscal 2019, fiscal 2018 and fiscal 2017, respectively, other one-time legal and professional charges for fiscal 2017, 2018 and 2019; and one-time provision for impairment of inventory in fiscal 2018;

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

In the following tables we have provided reconciliation of non-IFRS measures to the most directly comparable IFRS measure:

1. Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Profit/(loss) after tax (PAT)	(357,876,980)	(93,595,764)	31,511,403
Add: Income tax expense/(credit)	(11,706)	(19,941,298)	4,596,968
Add: Finance costs (net of finance income)	18,238,935	34,078,952	29,009,595
Add: Depreciation and amortization	767,640	1,617,118	1,778,968
EBITDA	(338,882,111)	(77,840,992)	66,896,934
Add: Non-cash expenses for share-based compensation	-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-
Add: One-time provision for impairment of inventory	-	133,984,426	-
Add: One-time legal & professional charges	-	1,695,323	2,295,995
Adjusted EBITDA	(338,882,111)	59,044,566	70,505,179

2. Reconciliation of profit after tax to adjusted profit after tax (excluding IPO-related expenses):

	Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Profit/(loss) after tax (PAT)	(357,876,980)	(93,595,764)	31,511,403
Add: Non-cash expenses for share-based compensation	-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering	-	-	-
Add: One-time provision for impairment of inventory (net of taxes)	-	87,164,908	-
Add: One-time legal & professional charges	-	1,695,323	2,295,995
Adjusted profit/(loss) after tax	(357,876,980)	(3,529,724)	35,119,648

3. Reconciliation of earnings per share and adjusted earnings per share:

		Fiscal year ended March 31,
		2019	2018	2017
		(Amount in $)

Profit/(loss) after tax (PAT)		(357,876,980)	(93,595,764)	31,511,403
Profit attributable to Shareholders of the company	(A)	(304,911,721)	(78,222,174)	25,087,388
Weighted average number of shares (for Basic earnings per share)	(B)	40,388,149	34,064,348	29,822,470
Weighted average number of shares (for diluted earnings per share)	(C)	40,388,149	34,064,348	29,822,470
Basic earnings per share as per IFRS	(A)÷(B)	(7.55)	(2.30)	0.84
Diluted earnings per share as per IFRS	(A)÷(C)	(7.55)	(2.30)	0.84

Share Issuable under share exchange agreement for non-controlling interest	(D)	7,005,434	7,005,434	7,005,434
Number of shares outstanding including shares for non-controlling interest-fully diluted	(E)=(C)+(D)	47,393,583	41,069,782	36,827,904

Profit/(loss) after tax (PAT)		(357,876,980)	(93,595,764)	31,511,403
Add: Non-cash expenses for share-based compensation		-	1,205,809	1,312,250
Add: Onetime expenses related to proposed Senior Secured Second Lien Notes offering		-	-	-
Add: One-time provision for impairment of inventory (net of taxes)		-	87,164,908	-
Add: One-time legal & professional charges		-	1,695,323	2,295,995
Adjusted profit/(loss) after tax	(F)	(357,876,980)	(3,529,724)	35,119,648

Adjusted earnings per share	(F)÷(E)	(6.43)	(0.09)	0.95

4. Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

		Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Current assets:
Inventories	1,172,369	161,278,863	273,063,839
Trade receivables	362570	258,331,963	209,673,239
Derivative financial assets	-	-	-
Other financial assets	1,200	3,612,232	5,467,164
Prepayments	196,578	65,977,255	47,272,153
Other current assets	513,300	1,170,200	664,553
Cash and cash equivalents	21,232,011	1,216,642	16,831,655
Total current assets	23,478,028	491,587,155	552,972,603

Current liabilities:
Trade payables	172,862	11,741,143	13,004,865
Debt	7,499,960	250,204,044	224,391,280
Current tax liabilities (net)	-	-	15,799,116
Derivative financial liabilities		-	-
Other financial liabilities	5,675,033	7,285,473	12,259,830
Other current liabilities	8,341	871,160	1,101,744
Total current liabilities	13,356,166	270,101,820	266,556,835

Working Capital (Total current assets minus Total current liabilities)	10,121,862	221,485,335	286,415,768
Less: Cash and cash equivalents	21,232,011	1,216,642	16,831,655
Add: Current debt	7,499,960	250,204,044	224,391,280
Adjusted net working capital	(3,610,189)	470,472,737	493,975,393

5. Reconciliation of total current and non-current debt to net debt:

		Fiscal year ended March 31,
	2019	2018	2017
	(Amount in $)
Current debt	7,499,690	250,204,044	224,391,280
Non-current debt	27,580,975	27,430	48,743
Total current and non-current debt as per IFRS	35,080,935	250,231,474	224,440,023
Less: Cash and cash equivalents	21,232,011	1,216,642	16,831,655
Net debt	13,848,924	249,014,832	207,608,368

ITEM 5. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Karan A. Chanana	47	Chairman of the Board of Directors
Brian Speck*	45	Chief Financial Officer
Harash Pal Sethi (1)(2)	69	Independent Director
Herve Larren**	41	Independent Director
Mohit Malik (1)	59	Independent Director

** New director Herve Larren joined the board as independent director in May 2018. Neal Cravens retired on October 16, 2018 and was replaced by Mohit Malik on the Board and also the Audit Committee. Nathalie Dauriac resigned on May 17, 2018.

*Effective June 30, 2019, Mr. Speck replaced Mr. Varun Sethi as our Chief Financial Officer.

(1)	Member of Audit Committee
(2)	Member of Corporate Governance and Nominating Committee

Mr. Karan A. Chanana has been our Chairman of the Board of Directors since our Initial Public Offering in 2012. His employment agreement as CEO of RYCE expired in July 2017 and has since not been renewed, and is still under negotiation. Mr. Chanana is therefore an employee at will.

Mr. Brian Speck has been our Chief Financial Officer since June 30, 2019. From March 2018 until June 30, 2019, Mr. Spec served as the Chief Financial Officer of Surge Holdings, Inc., a provider of a suite of financial and telecommunications services which are primarily marketed through small retail establishments which are utilized by members of its target market. Since October 2013, Mr. Speck has also been Director of Financial Reporting for Brio Financial Group, which has assisted the Company in its ongoing financial reporting. In his capacity at Brio Financial Group, Mr. Speck consults various private and public companies in financial reporting, internal control development and evaluation, budgeting and forecasting. Prior to joining Brio Financial Group, from 2011 to 2013, he was an audit supervisor at Wiss & Company. In that capacity, he was involved in the firm’s accounting and tax practice with industry focuses in manufacturing, wholesalers, construction contractors and professional service firms. Mr. Speck received a Master of Science in Accounting from Kean University.

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

Hervé Larren, is the co-founder of Global Crypto Ventures, a leading company involved in cryptocurrency and blockchain technology investments. Mr. Larren is also a partner at Geneva based blockchain advisory firm Dybaw Advisory where he helps businesses leverage the blockchain technology. Mr. Larren is also a speaker on the subject of Bitcoin and Blockchain. Prior to receiving his MBA, Mr. Larren worked as a brand manager at LVMH Moet Hennessy – Louis Vuitton SE (EPA: MC) where he gained experience building luxury brands in the US. Prior to LVMH, Mr. Larren held analyst experience at Pernod Ricard (EPA: RI) in France and internationally. Mr. Larren attended the Harvard Business School’s Presidents’ Seminar, received his MBA from Columbia Business School and his BBA in International Business and Finance from Concordia University. Mr. Larren graduated from the Lycée Pasteur in France with honors.

Mr. Mohit Malik has been an independent director of the Company since October 16, 2018. Mr. Malik graduated in Law (LLB) from prestigious Delhi University and has practiced law since 1984. He has served as the past President of Gurgaon Chamber of Industry & Commerce and is presently serving as the Executive Member of the Chamber. He is an accomplished professional and has over 34 years’ experience in the field of Corporate Debt Restructuring, Corporate Financial Restructuring, advise on Amalgamations and Mergers, etc.

None of our officers and directors is related to each other.

B. Compensation

Compensation of Directors and Executive Officers

Director Compensation

•	We incurred an aggregate amount of $602,338 as compensation (in cash and shares awards) for services of independent directors to the Board of Directors and its committees for the fiscal year 2019. We do not pay any compensation to our executive directors for their services to the Board. We reimburse our directors for expenses accrued in connection with their services to the Board.

The following table summarizes the accrued compensation of our non-executive directors for fiscal 2019:

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Total ($)
Neal Cravens*	63,150		63,150
Nathalie Dauriac*	13,750		13,750
Robert Wagman	80,000		80,000
Harash Pal Sethi	80,000	225,000	305,000
Herve Larren*		95,233	95,233
Mohit Malik*		45,205	45,205

* New director Herve Larren joined the board as independent director in May 2018. Nathalie Dauriac resigned on May 17, 2018. Neal Cravens retired on October 16, 2018 and was replaced by Mohit Malik.

•	In fiscal 2019, Mr. Harash Pal Sethi, received ordinary shares having a value of $199,503.00 relating to fiscal 2018 for his increased responsibilities as the Chairman of the Audit Committee.

Executive Officer Compensation

During fiscal 2019, none of our senior executives received more than $305,000 in cash compensation pertaining to fiscal year 2019.

Compensation for our CEO* and CFO	Karan A.* Chanana	Varun Sethi
	(Amount in $)
Annual Salary	-	425,000
Cash Bonus	-	-
Equity-Based Compensation (non-cash expense – see “Item 18. Financial Statements”; under Note 19.1 “Share-based compensation”)
Other Compensation	-	-
Total	NIL	425,000

__________

*On June 14, 2012, the Company entered into an employment agreement to act as the CEO with its Chairman, Karan A. Chanana. The Agreement had an initial term of 5 years after which the Agreement renews each year. The agreement may be terminated by either party by providing written notice to the other party at least thirty days before the end of the term. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment. However, pending a documented agreement, he has not been remunerated/ paid remuneration as the Chief Executive Officer during the fiscal 2018-19. Mr. Chanana is the Chairman of the Company despite the expiration of the Employment Agreement until his successor has been duly elected and appointed by the Board of Directors.

Mr. Varun Sethi’s employment with us was terminated effective June 30, 2019. In connection with his termination, Mr. Sethi was paid his base salary through June 30, 2019 and was issued an aggregate of 528,243 ordinary shares. Mr. Sethi has agreed that he will not sell, transfer or assign the shares for a period of six (6) months from March 8, 2019 (or, until September 8, 2019) without the prior consent of the Company. The Company and Mr. Sethi have agreed that if the value of the Shares on September 8, 2019 is more or less than $559,937, shares will be returned by Mr. Sethi, or the Company will issue additional cash or shares to Mr. Sethi, in each case in an amount equal to the difference between the value of the shares on such date and $559,937.

Employment Agreements

Employment Agreement with Mr. Karan A. Chanana

On June 14, 2012, Mr. Karan A. Chanana entered into an employment agreement with RYCE governing his role as Chairman of the Company. The employment agreement, as amended from time to time, provided that Mr. Chanana is entitled to receive or participate in all employee benefit programs and perquisites applicable to senior executives. Mr. Chanana is entitled to reimbursement of business expenses and certain personal expenses incurred in India. Under his employment agreement, Mr. Chanana is entitled to receive payments and other benefits upon the termination of his employment. These payments and other benefits are described below under “—Potential payments upon termination of employment or a change of control”.

Mr. Chanana’s employment agreement expired on June 13, 2017, and was not renewed. The Company is presently in negotiations with Mr. Chanana concerning the terms of his employment. Based upon our Amended and Restated Memorandum and Articles of Association, Mr. Chanana is the Chief Executive Officer of the Company despite the expiration of the Employment Agreement until his successor has been duly elected and appointed by the Board of Directors. However, he has not been remunerated for his services as our Chief Executive Officer for fiscal years 2018 or 2019.

Potential payments upon termination of employment or a change of control

Under Mr. Chanana’s employment agreement, he was entitled to receive certain benefits in connection with a termination of employment or a change in control of the Company. The employment agreement requires specific payments and benefits to be provided to Mr. Chanana in the event of termination of employment under the circumstances described below. The following is a description of the payments and benefits that the employment agreement provides we will owe to Mr. Chanana upon termination of his employment. Since we are currently negotiating an agreement with Mr. Chanana, it is not certain whether any of these terms will apply under the new agreement or at all.

Termination without Cause or for Good Reason not in Connection with a Change in Control. If we terminate Mr. Chanana’s employment without cause or Mr. Chanana terminates his employment for good reason, then Mr. Chanana is entitled to receive the following payments and benefits:

•	an amount equal to his unpaid base salary earned through the date of termination and any unpaid bonus earned for the preceding year;

•	an amount equal to any business expenses that were previously incurred but not reimbursed and are otherwise eligible for reimbursement;

•	any accrued but unused vacation pay and any payments or benefits payable to him or his spouse or other dependents under any other company employee plan or program;

•	an amount equal to the bonus amount that would have been earned by him for the year in which the termination occurs if his employment had not terminated, prorated for the number of days elapsed since the beginning of that year, payable when the bonus for such year would otherwise have been paid;

•	an amount equal to a multiple (the “severance multiplier”) of (a) his highest annual rate of base salary during the preceding 24 months, plus (b) his target bonus award for the calendar year in which the termination occurs (or, if greater, the actual short-term incentive award earned by him for the preceding calendar year). The severance multiplier is the greater of (i) 365 days or (ii) the number of days from and including the day after the termination date through the last day of the then-current term of the employment agreement, in each case, divided by 365, for payments and benefits payable in the event of a termination without cause or for good reason. However, the severance multiplier is 1.0 plus the above-mentioned multiple, if we terminate Mr. Chanana’s employment without cause at the request of an acquirer or otherwise in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control;

•	immediate vesting of his option award to purchase 1,842,082 ordinary shares granted under the terms of his employment agreement and any outstanding long-term incentive awards;

•	continued participation by him and his spouse or other dependents in our group health plan, at the same benefit and contribution levels in effect immediately before the termination for 24 months or, if sooner, until similar coverage is obtained under a new employer’s plan. If continued coverage is not permitted by our plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage; and

•	continued receipt for 24 months of those employee benefit programs or perquisites made available to him during the 12 months preceding the termination. If continued receipt of such employee benefit programs or perquisites is not permitted by the applicable benefit plan or applicable law, we will pay the cost of continuation coverage to the extent any of these persons elects and is entitled to receive continuation coverage.

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

Mr. Chanana is deemed to have terminated his employment for good reason if the termination follows: (1) a breach by RYCE of any of its material obligations under the employment agreement; or (2) a relocation of his principal place of employment of more than 50 miles.

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

Termination in Connection with a Change in Control If we terminate Mr. Chanana’s employment in contemplation of a change in control in the period beginning six months prior to the date of a change in control, or he terminates his employment for good reason within two years after a change in control, then he is entitled to receive the payments and benefits described above, except that the severance multiple is 1.0 plus the above-mentioned multiple. Accordingly, under the above scenario, the total cash payment that would be payable to Mr. Chanana is approximately $1,782,000. Under the employment agreement, a change in control is defined as: (1) the acquisition of 40% or more of our ordinary shares, except in connection with a consolidation, merger or reorganization where (a) the shareholders of RYCE immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of RYCE prior to the transaction, and (c) no person, subject to certain exceptions, beneficially owns more than 50% of the voting securities of the surviving entity; (2) the completion of a consolidation, merger or reorganization, unless (a) the shareholders of RYCE immediately prior to the transaction own at least a majority of the voting securities of the surviving entity, (b) a majority of the directors of the surviving entity were directors of RYCE prior to the transaction, or (c) no person, entity, or group, subject to certain exceptions, beneficially owns more than a majority of the voting securities of the surviving entity; (3) a change in a majority of the members of our board, without the approval of the then incumbent members of the board; or (4) the shareholders approve the complete liquidation or dissolution of RYCE, or a sale or other disposition of all or substantially all of the assets of RYCE.

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

Obligations of Mr. Chanana Payment and benefits under the employment agreement are subject to compliance by Mr. Chanana with the restrictive covenants in the agreement, including non-disclosure, non-competition and non-solicitation covenants. The non-competition and non-solicitation covenants expire on the second anniversary of the termination of Mr. Chanana’s employment. The non-disclosure covenant does not expire. If Mr. Chanana violates any of these or other covenants or obligations contained in the agreement, we will be entitled to recover all costs and fees incurred to enforce RYCE’s rights under the agreement and are not restricted from pursuing other available remedies for such breach.

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

Retirement Benefits

During fiscal 2019, we accrued $2,998 for post-employment benefits through defined contribution and defined benefit plans for our employees (including executive officers).

Equity Benefit Plan

Our Board of Directors and existing shareholders have adopted and approved the 2012 Plan and a further 2017 plan (collectively, the “Plan”). The Plan, effective as applicable, is a comprehensive incentive compensation plan under which we can grant equity-based and other incentive awards to officers, employees and directors of, and consultants and advisers to, RYCE and our subsidiaries. The purpose of the Plan is to help us attract, motivate and retain such persons and thereby enhance shareholder value.

Administration the Plan is administered by the Board of Directors. Among other things, the Board has complete discretion, subject to the terms of the Plan, to determine the employees, non-employee directors and non-employee consultants to be granted an award under the Plan, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price under each option and base price for each SAR (as defined in a subsequent paragraph), the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the ordinary shares underlying the award, and the required withholdings, if any. The Board is also authorized to construe the award agreements and may prescribe rules relating to the Plan.

Grant of Awards; Ordinary Shares Available for Awards The Plan provides for the grant of awards which are distribution equivalent rights, incentive share options, non-qualified share options, performance shares, performance units, restricted ordinary shares, restricted share units, share appreciation rights, or SARs, tandem share appreciation rights, unrestricted ordinary shares or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, RYCE or any of its subsidiaries (each a “participant”) (however, solely our employees or employees of our subsidiaries are eligible for awards which are incentive share options). We have reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the 2012 Plan. Further, we have reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan. To the extent that an award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its holder terminate, any ordinary shares subject to such award shall again be available for the grant of a new award; provided, however, that ordinary shares surrendered or withheld as payment of the exercise price under an award or for tax withholding purposes in connection with an award shall not be available for the grant of a new award. The Plan shall continue in effect, unless sooner terminated, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors in its discretion may terminate the Plan at any time with respect to any ordinary shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The number of ordinary shares for which awards which are options or SARs may be granted to a participant under the Plan during any calendar year is limited to 1,000,000.

Future new hires, non-employee directors and additional non-employee consultants would be eligible to participate in the Plan as well. The number of awards to be granted to officers, non-employee directors, employees and non-employee consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

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

The price at which an ordinary share may be purchased upon exercise of a share option shall be determined by the Board; provided, however, that such option price (i) shall not be less than the fair market value of an ordinary share on the date such share option is granted, and (ii) shall be subject to adjustment as provided in the Plan. The Board of Directors shall determine the time or times at which or the circumstances under which a share option may be exercised in whole or in part, the time or times at which options shall cease to be or become exercisable following termination of the share option holder’s employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which ordinary shares will be delivered or deemed to be delivered to participants who exercise share options.

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

Restricted Share Awards A restricted share award is a grant or sale of ordinary shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Board of Directors may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Board of Directors may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the Plan and any agreement relating to the restricted share award, a participant who is granted or has purchased restricted shares shall have all of the rights of a shareholder, including the right to vote the restricted shares and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Board of Directors). During the restricted period applicable to the restricted shares, subject to certain exceptions, the restricted shares may not be sold, transferred, pledged, hypothecated, or otherwise disposed of by the participant.

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

Restricted Share Unit Awards A restricted share unit award provides for a payment of cash or shares to be made to the holder upon the satisfaction of predetermined individual service-related vesting requirements, based on the number of units awarded to the holder. The Board shall set forth in the applicable restricted share unit award agreement the individual service-based or performance-based vesting requirement which the holder would be required to satisfy before the holder would become entitled to payment and the number of units awarded to the Holder. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Board may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a restricted share unit shall be entitled to receive a cash payment equal to the fair market value of an ordinary share, or one (1) ordinary share, as determined in the sole discretion of the Board and as set forth in the restricted share unit award agreement, for each restricted share unit subject to such restricted share unit award, if and to the extent the applicable vesting requirement is satisfied. Such payment shall be made no later than the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the restricted share unit first becomes vested.

Performance Unit Awards A performance unit award provides for a cash payment to be made to the holder upon the satisfaction of predetermined individual and/or RYCE performance goals or objectives, based on the number of units awarded to the holder. The Board shall set forth in the applicable performance unit award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or RYCE would be required to satisfy before the holder would become entitled to payment, the number of units awarded to the holder and the dollar value assigned to each such unit. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code. At the time of such award, the Board may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance unit shall be entitled to receive a cash payment equal to the dollar value assigned to such unit under the applicable performance unit award agreement if the holder and/or RYCE satisfy (or partially satisfy, if applicable under the applicable performance unit award agreement) the performance goals and objectives set forth in such performance unit award agreement. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of RYCE’s fiscal year to which such performance goals and objectives relate.

Performance Share Awards A performance share award provides for distribution of ordinary shares to the holder upon the satisfaction of predetermined individual and/or RYCE goals or objectives. The Board shall set forth in the applicable performance share award agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the holder and/or RYCE would be required to satisfy before the holder would become entitled to the receipt of ordinary shares pursuant to such holder’s performance share award and the number of ordinary shares subject to such performance share award. Such payment shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of our fiscal year to which such goals and objectives relate. At the time of such award, the Board may, in its sole discretion, prescribe additional terms and conditions or restrictions. The holder of a performance share award shall have no rights as an RYCE shareholder until such time, if any, as the holder actually receives ordinary shares pursuant to the performance share award.

Distribution Equivalent Rights A distribution equivalent right entitles the holder to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would be made to the holder had the holder held a specified number of ordinary shares during the period the holder held the distribution equivalent right. The Board shall set forth in the applicable distribution equivalent rights award agreement the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested (at fair market value determined as of the date of reinvestment) in additional ordinary shares or is to be entitled to choose among such alternatives. Such receipt shall be subject to a “substantial risk of forfeiture” under Section 409A of the Code and, if such award becomes vested, the distribution of such cash or ordinary shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which the holder’s interest in the award vests. Distribution equivalent rights awards may be settled in cash or in ordinary shares, as set forth in the applicable distribution equivalent rights award agreement. A distribution equivalent rights award may, but need not be, awarded in tandem with another award (subject to compliance with Code Section 409A), whereby, if so awarded, such distribution equivalent rights award shall expire, terminate or be forfeited by the holder, as applicable, under the same conditions as under such other award. The distribution equivalent rights award agreement for a distribution equivalent rights award may provide for the crediting of interest on a distribution rights award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company’s fiscal year in which such interest was credited), at a rate set forth in the applicable distribution equivalent rights award agreement, on the amount of cash payable thereunder.

Share Appreciation Rights A Share Appreciation Right (“SAR”) provides the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of ordinary shares subject to the SAR on the date of exercise, over (B) the product of the number of ordinary shares subject to the SAR multiplied by the base value under the SAR, as determined by the Board of Directors. The base value of a SAR shall not be less than the fair market value of an ordinary share on the date of grant. If the Board grants a share appreciation right which is intended to be a tandem SAR, additional restrictions apply.

Recapitalization or Reorganization Subject to certain restrictions, the Plan provides for the adjustment of ordinary shares underlying awards previously granted if, and whenever, prior to the expiration or distribution to the holder of ordinary shares underlying an award theretofore granted, we shall effect a subdivision or consolidation of our ordinary shares or the payment of a share dividend on ordinary shares without receipt of consideration by us. If we recapitalize or otherwise change our capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted award, the holder shall be entitled to receive (or entitled to purchase, if applicable) under such award, in lieu of the number of ordinary shares then covered by such award, the number and class of shares and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of ordinary shares then covered by such award. The Plan also provide for the adjustment of shares underlying awards previously granted by the Board of Directors in the event of changes to the outstanding ordinary shares by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split ups, spin offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any award, subject to certain restrictions.

Amendment and Termination

The Plan shall continue in effect, unless sooner terminated pursuant to its terms, until the tenth (10th) anniversary of the date on which it is adopted by the Board of Directors (except as to awards outstanding on that date). The Board of Directors may terminate the Plan at any time with respect to any shares for which awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a holder with respect to any award theretofore granted without the consent of the holder. The Board of Directors shall have the right to alter or amend the Plan or any part thereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of our shareholders at which a quorum representing a majority of our ordinary shares entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of 2012 Plan may (i) materially increase the benefits accruing to holders, (ii) except as otherwise expressly provided in the Plan, materially increase the number of ordinary shares subject to the Plan or the individual award agreements, (iii) materially modify the requirements for participation, or (iv) amend, modify or suspend certain repricing prohibitions or amendment and termination provisions as specified therein. In addition, no change in any award theretofore granted may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to exempt the Planor any Award from Section 409A of the Code).

Refer “Item 18. Financial Statements – Note 18”, for issuances and grants as of March 31, 2018, under the 2012 Omnibus Securities and Incentive Plan.

C. Board Practices

Corporate Governance Standards

Under New York Stock Exchange (NYSE) Listing Rules, foreign private issuers are permitted to follow home country (BVI) practice in respect of certain corporate governance in lieu of the NYSE Listing Rules. However, we are still required to comply with certain audit committee and additional notification requirements. We believe that we have complied with all NYSE Listing Rules applicable to us.

As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that RYCE follows corporate governance standards which are substantially similar to those followed by U.S. domestic companies under NYSE listing standards. We believe the significant differences between our Corporate Governance and NYSE Rules are as follows:

•	The NYSE Listing Rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans. In the BVI there are no laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The NYSE Listing Rules provide that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter from our IPO until the elimination of our compensation committee on May 4, 2018, followed home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

•	The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange, we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

Board of Directors

Our company is managed and controlled by our Board of Directors. Our Board of Directors currently has five directors. There are no family relationships between any of our directors and executive officers. A director is not required to hold any shares in our company by way of qualification. There are no severance benefits payable to our non-executive directors upon termination of their directorships.

Committees of the Board of Directors

We have established two committees under our Board of Directors: an Audit Committee and a Corporate Governance and Nominating Committee. Each committee’s members and functions are described below. The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

Audit Committee

Our Audit Committee consists of Mr. Harash Pal Sethi, Mr. Mohit Malik, and Mr Herve Larren. Mr. Sethi is the Chairman of the Audit Committee. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. The Audit Committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Mr. Harash Pal Sethi and Mr Herve Larren. Each of these individuals satisfies the “independence” requirements of the New York Stock Exchange. Mr. Sethi is the Chairman of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee assists the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Corporate Governance and Nominating Committee is responsible for, among other things:

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

D. Employees

As of March 31, 2019, we had and 27 full-time employees. We have entered into employment agreements with all of our fulltime employees that provide for termination of their employment upon delivery of two months’ severance or notice, and that prohibit them from soliciting any of our other employees during or after their employment. There is a registered trade union comprising a small number of workers at the processing facility. We consider our relations with our employees to be amicable.

E. Share Ownership

See Item 7, below.

ITEM 6. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth, as of August 14, 2019, certain information as to the stock ownership of:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and officers who beneficially own our ordinary shares; and

•	all of our directors and officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them as on March 31, 2019. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after March 31, 2019. Percentage of beneficial ownership is based on 55,477,521 shares outstanding as of March 31, 2019, including, solely for purposes of calculating Mr. Karan A. Chanana’s beneficial ownership and the beneficial ownership of all directors and officers as a group, : (i) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (ii )an aggregate of 1,841,082 vested stock options to purchase Ordinary Shares granted to Mr. Chanana pursuant to our 2012 Plan, (iii) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (iv) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (v) 100,000 shares granted on October 21, 2017 pursuant to the OSI (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans,(vii) 3,705,663 shares held by Xeaton 5 Trust (viii) 3,000,000 shares issuable upon conversion of obligations granted on March 25, 2019. Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE.

Name and Title of Beneficial Owner	Beneficial Ownership of Ordinary Shares		Percentage of Class

Karan A. Chanana, Chairman (2)	33,853,426	(1)	61%
Brian Speck, Chief Financial Officer beginning June 30, 2019	-		-
Varun Sethi, Chief Financial Officer through June 30, 2019
Robert Wagman, Former Director (not re-elected February 25,2019)	-		-
Neal Cravens, Former Director (retired October 16, 2018) (3)	21,384		*
Harash Pal Sethi, Director (4)	190,625		*
Nathalie Dauraic, Former Director (resigned May 17, 2018)	-		-
Herve Larren, Director
Mohit Malik, Director
All directors and officers as a group	34,065,435

*Denotes less than 1%.

(1) The amount reflected includes: (i) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (ii)an aggregate of 1,841,082 vested stock options to purchase Ordinary Shares granted to Mr. Chanana pursuant to our 2012 Plan, (iii) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (iv) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (v) 100,000 shares granted on October 21, 2017 pursuant to the OSI (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans, (vii) 3,705,663 shares held by Xeaton 5 Trust (viii) 3,000,000 shares issuable upon conversion of obligations granted on March 25, 2019. Mr. Karan A. Chanana’s business address is 29E, A.U. Tower, Jumeirah Lake Towers Dubai, UAE

(2) Mr. Harash Pal Sethi’s business address is Alliance House, 29-30 High Holborn, London WC1V 6AZ

B. Related Party Transactions

Related Parties

Mr. Karan A. Chanana and his affiliates are our principal shareholders and as of the date hereof, Mr. Chanana held majority effective interest including (i) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (ii )an aggregate of 1,841,082 vested stock options to purchase Ordinary Shares granted to Mr. Chanana pursuant to our 2012 Plan, (iii) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (iv) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (v) 100,000 shares granted on October 21, 2017 pursuant to the OSI (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans,(vii) 3,705,663 shares held by Xeaton 5 Trust (viii) 3,000,000 shares issuable upon conversion of obligations granted on March 25, 2019.

The Amira Group’s related parties include transactions with key management personnel (“KMP”) and enterprises over which KMP are able to exercise control/significant influence. All of our directors (both executive and others) and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMP for related party transactions disclosures. Ms. Anita Daing was a director of Amira India until May 23, 2016.

4.1 Transactions with KMP

Fiscal year ended
Transactions during the fiscal year	March 31, 2019
Short term employee benefits (including salary and bonus)	$ NIL
Share-based compensation:
- expense recognized on share options granted (others)
- expense recognized on share awards granted (others)	59,671
Rent expense
Debt received from Related Parties
Debt repaid to Related Parties
Interest expense on loan from Related Parties	318,731

Outstanding Balances
Salary and bonus payable - to Mr. Karan A. Chanana	$-
Salary and bonus payable – to others	747,518
Advance payable
Loan and interest payable
Rent payable to Mr. Karan A. Chanana	NIL

All of the above payables are short term and carry no collateral.

4.2 Guarantee given by KMP

Mr. Karan A. Chanana, RYCE’s Chairman and Ms. Anita Daing, a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of secured revolving credit facilities up to a limit of $212,945,517 and $ 214,143,128 as at September 30 2018 March 31, 2019 respectively, respectively. RYCE has indemnified Mr. Karan A. Chanana and Ms. Anita Daing as permitted by its amended and restated memorandum and articles of association and pursuant to indemnification agreements entered into with them. Such indemnification will include indemnification for the personal guarantees provided by Mr. Karan A. Chanana and Ms. Anita Daing as described above. Ms. Anita Daing was a director of Amira India until May 23, 2016.

3. Shares granted to Varun Sethi

Mr. Varun Sethi’s employment with us was terminated effective June 30, 2019. In connection with his termination, Mr. Sethi was paid his base salary through June 30, 2019 and was issued an aggregate of 528,243 ordinary shares. Mr. Sethi has agreed that he will not sell, transfer or assign the shares for a period of six (6) months from March 8, 2019 (or, until September 8, 2019) without the prior consent of the Company. The Company and Mr. Sethi have agreed that if the value of the Shares on September 8, 2019 is more or less than $559,937, shares will be returned by Mr. Sethi, or the Company will issue additional cash or shares to Mr. Sethi, in each case in an amount equal to the difference between the value of the shares on such date and $559,937.

Our Related-Party Transaction Policies

Our code of ethics requires us to avoid, wherever possible, all related-party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by our board of directors (or our Audit Committee). SEC rules generally define related-party transactions as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our common stock, or (c) immediate family member of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our Audit Committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. Our Audit Committee considers all relevant factors when determining whether to approve a related-party transaction, including whether the related-party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related-party’s interest in the transaction. No director may participate in the approval of any transaction in which he or she is a related-party, but that director is required to provide our Audit Committee with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire annually that elicits information about related-party transactions. These procedures are intended to determine whether any such related-party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee, or officer.

We have conducted all our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties.

C. Interests of Experts and Counsel

Not applicable.

ITEM 7. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 3.D (risk factor on dividend distribution), Item 4, Item 10. F and Item 18,

B. Significant Changes

None.

ITEM 8. THE OFFER AND LISTING

A. Offer and Listing Details

Amira’s ordinary shares are listed on the NYSE under the symbol “RYCE”.

B. Plan of Distribution

Not Applicable.

C. Markets

See Item 9.A.

D. Selling shareholders

Not Applicable.

E. Dilution Expenses of the Issue

Not Applicable.

F. Expenses of the Issue

Not Applicable

ITEM 9. ADDITIONAL INFORMATION

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

C. Material Contracts

All material contracts governing the business of the Company and entered into in the last two years, other than contracts entered into in the ordinary course of business, are described elsewhere in this Annual Report or in the information incorporated by reference herein.

D. Exchange controls

Under BVI law, there are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its security holders.

E. Taxation

General

The following summary of the material BVI, Indian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. As used in this summary, references to “the company,” “we,” “us” and “us” refer to RYCE.

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

Because RYCE is considered for Indian income tax purposes as a company domiciled abroad, any dividend income in respect of its ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. However, Amira India would be required to pay dividend distribution tax in India at an effective rate of 20.36% (including applicable cess and surcharge) on the total amount distributed as dividend, grossed up by the amount of such dividend distribution tax.

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

However, if the transferor of shares or interests in a company or entity registered or incorporated outside of India (along with its associated enterprises), does not hold the right of management or control of such company or entity and does not hold more than 5% of the total voting power or total share capital or interest in such company or entity, at any time during the twelve months preceding the date of transfer, such transferor is exempt from the indirect transfer provisions mentioned above. The amendments do not address the interplay between the amendments to the Indian Income Tax Act, 1961, as amended, and the existing Double Taxation Avoidance Agreements, or DTAAs, that India has entered into with countries such as the United States, United Kingdom and Canada, in case of an indirect transfer. Accordingly, the implications of the recent amendments are presently unclear. If it is determined that these amendments apply to a holder of RYCE ordinary shares with respect to income arising from the sale of the ordinary shares, such holder could be liable to pay tax in India on such income.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such U.S. Holder’s individual circumstances. In particular, this discussion considers only U.S. Holders that own and hold our ordinary shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, this discussion does not address U.S. federal income tax consequences to U.S. Holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities (including private foundations);

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	individual retirement accounts or other tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that directly, indirectly or constructively own 10% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar;

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

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be accessed at http://www.sec.gov.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders.

Not applicable.

E. Use of Proceeds.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of March 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Our management conducted an evaluation of the effectiveness of our Company’s internal control over financial reporting as of March 31, 2019. Based on criteria established by the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2019.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors determined that Mr. Neal Cravens and Mr. Mohit Malik are “audit committee financial experts” as defined in Item 16A(b) of Form 20-F by the Securities and Exchange Commission’s rules and “independent” as that term is defined in the New York Stock Exchange listing standards. Mr. Cravens retired from our Board on October 16, 2018 and was replaced by Mr. Mohit Malik on the Board and on the Audit Committee.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant, ASA & Associates LLP, to us in fiscal 2019 and 2018.

	Years ended March 31,
	2019	2018
	(Amount in $)
Audit fees:	225,000	375,000
Audit-Related Fees
Tax Fees
All Other Fees		-
Total	225,000	375,000

We are required to obtain pre-approval by our Audit Committee for all audit and permitted non-audit services performed by our independent auditors. In accordance with this requirement, during fiscal years 2019, 2018 and 2017, all audit, audit-related, tax and other services performed by-principal auditor were approved in advance by the Audit Committee. Any pre-approved decisions are presented to the full Audit Committee at the next scheduled meeting.

Audit of Financial Statements.

In fiscal year 2019, ASA & Associates LLP was our principal auditor and audited fiscal year 2019 and 2018, and no audit work was performed by persons outside of this firm.

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

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange, with limited exceptions. As required by the New York Stock Exchange Listed Company Manual, we note the following significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange rules:

•	The New York Stock Exchange Listed Company Manual requires that, subject to limited exceptions, shareholders be given the opportunity to approve equity compensation plans and material revisions to those plans. There are no BVI laws, securities regulations or rules that require shareholder approval of equity-based incentive plans or individual grants under those plans.

•	The New York Stock Exchange Listed Company Manual provides that NYSE-listed companies that are not otherwise exempt will need to include specified provisions in their charters regarding retaining advisers; appointing, compensating, and overseeing such advisers; considering independence factors before selecting and receiving advice from advisers; and receiving funding from the listed company to compensate such advisers. Our compensation committee charter from the date of our IPO until the elimination of our compensation committee on May 4, 2018, followed home country practices which do not provide for any of the above-mentioned compensation committee charter requirements.

•	The Company eliminated its compensation committee effective May 4, 2018. As a Foreign Private Issuer as defined by Securities Exchange Act Rule 3b-4(c), under the rules of the New York Stock Exchange, we are not required to have a compensation committee and as such, we have elected to follow home country governance practices.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
1.2	Certificate of Name Change(1)
1.3	Amended and Restated Memorandum and Articles of Association of Amira Nature Foods Ltd(1)
4.1	Underwriting Agreement(1)
4.2	Share Exchange Agreement(1)
4.3	Employment Agreement, dated May 13, 2011, between Amira Foods (India) Limited and Mr. Protik Guha, as amended on October 18, 2011(1)
4.5	Employment Agreement, dated May 2, 2012, between Amira and Mr. Karan A. Chanana(1)
4.6	Service Agreement, dated June 14, 2012, between Amira Nature Foods Ltd and Mr. Karan A. Chanana(1)
4.8	Offer Letter, dated March 28, 2012, between Amira Nature Foods Ltd and Mr. Neal Cravens(1)
4.9	Offer Letter, dated March 29, 2012, between Amira Nature Foods Ltd and Mr. Bimal Kishore Raizada(1)
4.10	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Karan Chanana(1)
4.11	Lease Deed, dated November 24, 2011, between Amira Pure Foods Private Limited and Mr. Anil Chanana(1)
4.12	Working Capital Consortium Agreement, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.13	First Supplement to the Working Capital Consortium Agreement, dated June 15, 2012, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.14	Personal Guarantee, dated June 15, 2012, issued by Mr. Karan A. Chanana in favor of Canara Bank(1)
4.15	Personal Guarantee, dated June 15, 2012, issued by Ms. Anita Daing in favor of Canara Bank(1)
4.16	Subscription Agreement(1)
4.17	Form of Indemnification Agreement(1)
4.18	Personal Guarantee issued by Mr. Karan A. Chanana in favor of ICICI Bank Limited(1)
4.19	Personal Guarantee issued by Ms. Anita Daing in favor of ICICI Bank Limited(1)
4.20	Personal Guarantee, dated July 7, 2010, issued by Mr. Karan A. Chanana and Ms. Anita Daing in favor of Bank of Baroda(1)
4.21	Loan Agreement, dated April 1, 2010, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.22	Loan Agreement, dated April 1, 2011, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.23	Loan Agreement, dated April 24, 2012, between Mr. Karan A. Chanana and Amira Pure Foods Private Limited(1)
4.24	2012 Omnibus Securities and Incentive Plan(1)
4.25	Joint Deed of Hypothecation, dated August 16, 2010, by and among Amira Pure Foods Private Limited and certain lenders(1)
4.26	Employment Agreement, dated May 12, 2014, between Mr. Bruce C. Wacha and Amira Nature Foods Ltd.**
8.1	Subsidiaries of the Registrant###
11.1	Code of Conduct(1)
11.2	Code of Ethics for Executive Officers, Senior Officers and Managers(1)
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended###
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended###
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002###
15.1	Consent of ASA & Associates LLP for inclusion of their Audit Report for fiscal year 2018 in the Annual Report on Form 20-F###
15.4	Addendum to the Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd and Mr. Karan A. Chanana *
15.5	Loan Agreement dated April 13, 2013, between Mr. Karan A Chanana and Amira Pure Foods Private Limited **
15.6	Amendment to the 2012 Omnibus Securities and Incentive Plan dated November 10, 2013 *
15.7	Amended and Restated Code of Conduct**
15.8	Director Restricted Share Award Agreement dated November 10, 2013 between Neal Cravens and Amira Nature Foods Ltd**
15.9	Share Option Agreement dated November 10, 2013 between Karan A Chanana and Amira Nature Foods Ltd*
15.10	Addendum to the Service Agreement, dated July 18, 2014, between Amira Nature Foods Ltd and Mr. Karan A. Chanana**
15.11	Share Option Agreement dated July 7, 2015 between Karan A Chanana and Amira Nature Foods Ltd ***
15.12	Amended and restated Insider Trading policy ****
15.13	Loan Agreement dated April 12, 2014, between Mr. Karan A Chanana and Amira Pure Foods Private Limited ****
15.14	Director Share Award Agreement dated November 24, 2014 between Neal Cravens and Amira Nature Foods Ltd****
15.15	Director Share Award Agreement dated November 24, 2014 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.16	Director Share Award Agreement dated October 16, 2015 between Neal Cravens and Amira Nature Foods Ltd****
15.17	Director Share Award Agreement dated October 16, 2015 between Shiv Surinder Kumar and Amira Nature Foods Ltd****
15.18	Director Share Award Agreement dated October 16, 2015 between Harash Pal Sethi and Amira Nature Foods Ltd****
15.19	Director Share Award Agreement dated May 15, 2016 between Harash Pal Sethi and Amira Nature Foods Ltd#
15.20	Share Option Agreement dated July 15, 2016 between Karan A Chanana and Amira Nature Foods Ltd#
15.21	Share Award Agreement dated October 17, 2014, between Karan A Chanana and Amira Nature Foods Ltd#
15.22	Share Award Agreement dated March 31, 2016, between Karan A Chanana and Amira Nature Foods Ltd#

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

AMIRA NATURE FOODS LTD

August 18, 2020	By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chairman (Principal Executive Officer)

August 18, 2020	By:	/s/ Brian Speck
Name: Brian Speck
Title: Chief Financial Officer (Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Amira Nature Foods Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Amira Nature Foods Ltd and its subsidiaries (‘the Company’) as of March 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2019 and the related notes (collectively referred to as the ‘financial statements’).

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amira Nature Foods Ltd and its subsidiaries as of March 31, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

1.

As elaborated in Note 6.1 to the financial statements, liabilities in respect of bankers of Amira India is subject to adjustments, which will be finalised once the resolution plan is approved by NCLT, official liquidator and Committee of Creditors. Therefore, adjustments in amount due to bankers/ operational creditors (presently not ascertainable) in respect of Amira India can be accounted for only once the insolvency proceeding is over.

2.

As elaborated in Note 7 to the financial statements, during the year Amira India has converted the loan outstanding amounting to USD 16,394,751 in its books, from a related party, into equity shares.Later on, the aforesaid related party, has gone into litigation, disputing such conversion of loan. Currently, the matter is pending at NCLT, Delhi. The Management as well as the legal counsel of the company has opined that, there is probability of having outcome of such litigation in favour of the company. Considering the opinion of legal counsel, these financial statements has been prepared taking into account such conversion of aforesaid loan, which resulted Amira India being consolidated as associate entity.

3.

As elaborated in Note 42 to the financial statements, the financial statements include management approved financial statements of Amira India (associate entity) which is under liquidation. Pending receipt of official liquidator’s approved financial statements, the management has prepared and approved the Amira India’s financial statements for consolidation purpose, by bringing down the values of assets at realizable value as mentioned in note 6.1. In the opinion of management, there will not be any material impact on financial statements of this associate, once they are approved by official liquidator.

Our opinion is not modified with respect to above mentioned matters.

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

New Delhi, India

August 18, 2020

Amira Nature Foods Ltd

Consolidated Statements of Financial Position

	(Amounts in USD)
	Notes	As at	As at
		March 31, 2019	March 31, 2018
ASSETS
Non-current
Property, plant and equipment	8	$83,572	$17,251,314
Goodwill	9	1,445,876	1,568,607
Other intangible assets	10	1,040,027	1,457,704
Other long-term financial assets	11	109,062	236,570
Total non-current assets		$2,678,537	$20,514,195

Current
Inventories	12	$1,172,369	$161,278,863
Trade receivables	13	362,570	258,331,963
Other financial assets	14	1,200	3,612,232
Prepayments	15	196,578	65,977,255
Current tax assets		-	725,157
Other current assets	16	513,300	1,170,200
Cash and cash equivalents	17	21,232,011	1,216,642
Total current assets		$23,478,028	$492,312,312
Total assets		$26,156,565	$512,826,507

EQUITY AND LIABILITIES
Equity
Share capital		$20,539	$18,256
Share premium		148,136,007	134,383,090
Other reserves		(100,038,537)	(7,501,501)
Retained earnings		(58,911,829)	91,815,016
Equity attributable to shareholders of the Company		$(1,394,894)	$218,714,861
Equity attributable to non-controlling interest		(13,677,112)	22,894,015
Total equity		$(15,072,006)	$241,608,876

Liabilities
Non-current liabilities
Defined benefit obligations	24	$-	$286,439
Debt	22	27,580,975	27,430
Deferred tax liabilities (net)	23	291,430	801,942
Total non-current liabilities		$27,872,405	$1,115,811

Current liabilities
Trade payables	20	$172,862	$11,741,143
Debt	22	7,499,960	250,204,044
Current tax liabilities (net)		-	-
Other financial liabilities	21	5,675,003	7,285,473
Other current liabilities	20	8,341	871,160
Total current liabilities		$13,356,166	$270,101,820
Total liabilities		$41,228,571	$271,217,631
Total equity and liabilities		$26,156,565	$512,826,507

Amira Nature Foods Ltd

Consolidated Statements of Profit or Loss

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2019	March 31, 2018	March 31, 2017
Revenue		$64,436,816	$413,901,480	$551,830,966
Other income		160,805	5,031,827	48,833
Cost of materials		(49,503,316)	(373,451,132)	(492,189,652)
Change in inventory of finished goods		(150,295,581)	(106,193,580)	35,517,661
Employee benefit expenses	24,31	(6,516,026)	(6,797,731)	(8,753,175)
Depreciation and amortization	25	(767,640)	(1,617,118)	(1,778,968)
Freight, forwarding and handling expenses		(316,189)	(2,535,261)	(3,139,061)
Other expenses	26	(196,294,883)	(12,705,159)	(14,905,710)
		$(339,096,014)	$(84,366,674)	$66,630,894
Finance costs	27	(18,238,935)	(34,108,621)	(29,272,826)
Finance income	27	-	29,669	263,231
Other gains and (losses)	28	(553,737)	4,908,564	(1,512,928)
Profit/(loss) before tax		$(357,888,686)	$(113,537,062)	$36,108,371
Income tax expense	23	11,706	19,941,298	(4,596,968)

Profit/(loss) after tax for the year		$(357,876,980)	$(93,595,764)	$31,511,403
Profit/loss) after tax for the year attributable to:
Shareholders of the Company		(304,911,721)	(78,222,174)	25,087,388
Non-controlling interest		(52,965,259)	(15,373,590)	6,424,015

Earnings per share
Basic earnings per share	29	$(7.55)	$(2.30)	0.84
Diluted earnings per share	29	$(7.55)	$(2.30)	0.84

Amira Nature Foods Ltd

Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2019	March 31, 2018	March 31, 2017
Profit/(loss) after tax for the year	$(357,876,980)	$(93,595,764)	$31,511,403
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain	$-	$79,955	$74,931
Income tax	-	(27,671)	(25,932)
	$-	$52,284	$48,999
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	$(43,953)	$47,400	$45,053
Reclassification to profit or loss	-	-	-
Income tax	-	(16,404)	(15,592)
	$(43,953)	$30,996	$29,461
Cash flow hedging reserve:
Current year gain/(loss)	$-	$-	$-
Reclassification to profit or loss	-	-	-
Income tax	-	-	-

Currency translation reserve	$87,405,140	$(211,056)	$4,150,164

Other comprehensive income/(loss) for the year, net of tax	$87,361,187	$(127,776)	$4,228,624
Total comprehensive income/(loss) for the year	$(270,515,793)	$(93,723,540)	$35,740,027

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$(233,944,666)	$(78,445,500)	$28,511,641
Non-controlling interest	$(36,571,127)	$(15,278,040)	$7,228,386

Amira Nature Foods Ltd

Consolidated Statements of Changes in Equity

			(Amounts in USD)
			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity
Balance as at April 1, 2016	$9,301	$85,114,755	$5,887,470	$(9,728)	$(26,489,384)	$-	$9,398,927	$142,297,177	$216,208,518	$33,513,248	$249,721,766
Issue of shares (Note 18)	2,651	17,673,805	(17,676,456)	-	-	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	17,762,628	-	-	-	-	-	17,762,628	-	17,762,628
Profit after tax for the year	-	-	-	-	-	-	-	25,087,388	25,087,388	6,424,015	31,511,403
Other comprehensive income /(loss) for the year	-	-	-	23,857	3,360,717	-	-	39,679	3,424,253	804,371	4,228,624
Total comprehensive income/(loss) for the year	-	-	-	23,857	3,360,717	-	-	25,127,067	28,511,641	7,228,386	35,740,027
Balance as at March 31, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421

Balance as at April 1, 2017	$11,952	$102,788,560	$5,973,642	$14,129	$(23,128,667)	$-	$9,398,927	$167,424,244	$262,482,787	$40,741,634	$303,224,421
Issue of shares (Note 18)	6,304	31,594,530	(31,600,834)	-	-	-	-	-	-
Share-based compensation (Note 19)	-	-	32,107,995	-	-	-	-	-	32,107,995	-	32,107,995
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)	-	-	-	-	-	-	-	2,569,581	2,569,581	(2,569,581)	-
Profit/(loss) after tax for the year	-	-	-	-	-	-	-	(78,222,174)	(78,222,174)	(15,373,590)	(93,595,764)
Other comprehensive income /(loss) for the year				25,709	(292,401)	-	-	43,364	(223,328)	95,552	(127,776)
Total comprehensive income/(loss) for the year	-	-	-	25,709	(292,401)	-	-	(75,609,229)	(75,875,921)	(17,847,619)	(93,723,540)
Balance as at March 31, 2018	$18,256	$134,383,090	$6,480,803	$39,838	$(23,421,068)	$-	$9,398,927	$91,815,015	$218,714,861	$22,894,015	$241,608,876

Balance as at April 1, 2018	$18,256	$134,383,090	$6,480,803	$39,838	$(23,421,068)	$-	$9,398,927	$91,815,015	$218,714,861	$22,894,015	$241,608,876
Issue of shares (Note 18)	2,283	13,752,917	(13,952,143)								(196,943)
Share-based compensation (Note 19)			14,031,854						13,834,911		14,031,854
Reclassification of Non-controlling interest (refer MD&A- “Corporate Structure”)											-
Profit/(loss) after tax for the year								(304,911,721)	(304,911,721)	(52,965,259)	(357,876,980)
Other comprehensive income /(loss) for the year				(39,838)	(83,177,983)			154,184,877	70,967,054	16,394,132	87,361,186
Total comprehensive income/(loss) for the year				(39,838)	(83,177,983)			(150,726,844)	(233,944,666)	(36,571,127)	(270,515,793)
Balance as at March 31, 2019	$20,539	$148,136,007	$6,560,514	$-	$(106,599,051)	$-	$9,398,927	$(58,911,829)	$(1,394,894)	$(13,677,112)	$(15,072,006)

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Consolidated Statements of Cash Flows

		(Amounts in USD)
		Fiscal years ended
	Notes	March 31, 2019	March 31, 2018	March 31, 2017

(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit/(loss) before tax for the year		$(357,888,686)	$(113,537,062)	$36,108,371
Adjustments for non-cash items	32	173,942,880	18,960,826	14,960,995
Adjustments for non-operating incomes and expenses	32	18,238,935	34,050,541	29,011,112
Changes in operating assets and liabilities	32	(3,718,771)	32,615,146	(68,644,523)
		$(169,425,641)	$(27,910,549)	$11,435,955
Income taxes paid		10	(468,492)	(5,648,895)
Net cash generated from/(used in) operating activities		$(169,425,631)	$(28,379,041)	$5,787,060

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		$1,180,429	$(442,568)	$(71,885)
Purchase of intangible assets		67,812	-	-
Advance for property, plant and equipment		-	-	-
Proceeds from sale of property, plant and equipment		38,770	52,208	2,262
Net cash outflow on acquisition of subsidiaries		(4,441,917)	-	-
Proceeds from term deposits		254,399	12,459,795	17,230,029
Investments in term deposits		-	(10,705,256)	(14,189,981)
Purchase of short term investments		-	-	-
Proceeds from the sale of short term investments		-	-	-
Interest received		9,290	83,563	381,144
Net cash used in investing activities		$(2,891,218)	$1,447,742	$3,351,569

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares		$-	$-	$-
Net proceeds from short term debt		17,433,767	33,494,022	9,384,793
Proceeds from long term debt		5,857,222	-	-
Repayment of long term debt		28,442,971	(24,029)	(463,035)
Interest paid		(18,191,897)	(25,872,309)	(27,520,656)
Net cash generated from financing activities		$33,542,062	$7,597,684	$(18,598,898)
(D) Effect of change in exchange rate on cash and cash equivalents		158,790,155	3,718,602	8,879,423
Net increase/(decrease) in cash and cash equivalents	(A+B+C+D)	$20,015,369	$(15,615,013)	$(580,846)
Cash and cash equivalents at the beginning of the year		1,216,642	16,831,655	17,412,501
Cash and cash equivalents at the end of the year		$21,232,011	$1,216,642	$16,831,655

(The accompanying notes are an integral part of these consolidated financial statements)

Amira Nature Foods Ltd

Notes to the Consolidated Financial Statements

1. Background and nature of operations

Amira Nature Foods Ltd (‘‘RYCE” or ‘‘the Company’’) and its subsidiaries (hereinafter together referred to as ‘‘Amira’’ or ‘‘the Group’’) are engaged primarily in the business of processing, sourcing and selling packaged Indian specialty rice, primarily basmati rice and other food products. The Group sells these products to international buyers, distributors and retail chains across four continents. On November 14, 2018, the Company’s Indian subsidiary, Amira Pure Foods Private Limited (“Amira India”), converted Amira India debt into ordinary shares of Amira India. As a result of the debt conversion, the Company’s ownership in Amira India decreased from 80.4% to 49.8%. As such, Amira India is included in the Company’s consolidated financial statements till November 14, 2018 as subsidiary and thereafter as an associate. after this conversion. Wherever the Amira India is referred, the same should be read in conjunction with note number 7 and 42.

RYCE was incorporated on February 20, 2012 and is domiciled in the British Virgin Islands. The principal office of the Company is located at 29E, A.U. Tower Jumeirah Lake Towers Dubai, United Arab Emirates.

2. Formation of the Company and initial public offering (IPO)

RYCE was formed to act as holding company of the Group and to make an initial public offering of its shares in the United States of America (“USA”). On October 15, 2012 RYCE completed its IPO in the USA of 9,000,000 ordinary shares of face value of $0.001 at a premium of $9.999 per share. The Company incurred a total cost of $9.1 million towards share issue and listing of shares. Share issue expenses attributable to raising of new equity amounting to $7.3 million had been reduced from equity and other expenses amounting to $1.8 million were recorded in the consolidated statement of profit or loss during the year ended March 31, 2013.

Immediately thereafter, the Company through its wholly owned subsidiary, Amira Nature Foods Ltd, Mauritius (“Amira Mauritius”), subscribed for 53,102,500 equity shares of Amira Pure Foods Private Limited (“APFPL”), incorporated in India representing approximately 80.4% of its outstanding shares on October 16, 2012, pursuant to a subscription agreement dated September 27, 2012, as amended subsequently through an amendment agreement dated October 10, 2012 for $77,000,100. The balance of 19.6% in APFPL represents Non-controlling interest (“NCI”) held by Mr. Karan A. Chanana, Chairman RYCE, and his affiliates.

On November 14, 2018, the Company’s Indian subsidiary, Amira India, converted Amira India debt into ordinary shares of Amira India. As a result of the debt conversion, the Company’s ownership in Amira India decreased from 80.4% to 49.8%.

3. Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

4. New standards/amendments relevant for the Group adopted from April 1, 2018

On April 1, 2018 the Group adopted new accounting policies where necessary to comply with amendments to IFRS.

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2018 in the preparation of these consolidated financial statements:

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

•	IAS 19 — Clarifies that the high-quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid
•	IAS 34 — Clarifies the meaning of “elsewhere in the interim report” and requires a cross-reference

The Group does not believe that the adoption of these amendments will have a material effect on its consolidated financial statements.

•	IFRS 9 Financial Instruments:

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

The standard did not materially impact the measurement of our financial liabilities. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9 depending upon the class of asset.

Further, under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The management did not find a material impact of change in the impairment model on trade receivables.

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

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. We will apply this standard retrospectively with the cumulative effect of initially applying this standard recognized at April 1, 2018 (i.e. the date of initial application in accordance with this standard) which will be based on specific terms of active contracts as at April 1, 2018. The Group did not find that the adoption of this standard had a material effect on its consolidated financial statements.

We expect revenue recognition to remain largely unchanged, however there will be an impact on the timing of recognition of certain contract costs, which will now be amortized over the contract period rather than expensed as incurred. Based on the analysis completed to date, we did not find that the adoption had a material impact on consolidated revenue in our consolidated financial statements.

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not believe that the adoption of this amendment had a material effect on its consolidated financial statements.

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

We adopted these amendments prospectively and had no material impact on our consolidated financial statements.

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

We adopted these amendments prospectively and had no material impact on our consolidated financial statements.

5. New standards/amendments issued but not yet effective relevant for the Group

The following accounting pronouncements were not effective as of March 31, 2019 and therefore have not been applied in preparing these consolidated financial statements.

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

6. Summary of significant accounting policies

6.1 Overall considerations

The consolidated financial statements have been prepared on a going concern basis, except in respect of Amira India as referred in below. The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below.

On November 14, 2018, the Company’s Indian subsidiary, Amira Pure Foods Private Limited (“Amira India”), converted Amira India debt into ordinary shares of Amira India.  As a result of the debt conversion, the Company’s ownership in Amira India decreased from 80.4% to 49.8%. As such, Amira India is included in the Company’s consolidated financial statements till November 14, 2018 as subsidiary and thereafter as an associate. . Wherever the Amira India is referred, the same should be read in conjunction with note number 7 and 42.

The Going Concern assumption of Amira India was lost because of insolvency proceedings initiated by bankers and certain vendors at Honorable National Company Law Tribunal (NCLT) as the Amira India was not able to serve its debts and pay the liabilities. Accordingly, the adjustments have been made in the carrying amount of its assets, wherever required to bring down them at realizable value.

The liabilities in respect of bankers of Amira India is subject to various adjustments, which will be finalized once the resolution plan is approved by NCLT, official liquidator and Committee of Creditors. There can be material adjustments in liabilities in respect of bankers of Amira India, as the entity is under liquidation process. Therefore, adjustments in amount due to bankers/ operational creditors (presently not ascertainable) in respect of Amira India can be carried out only once the insolvency proceeding is over.

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

Due to the deconsolidation of Amira India in the finical year 2019, the Company has made adjustment to the carrying values of the assets and liabilities from the deconsolidation of Amira India and will not consider Amira India as part of the Company’s future going concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company had a net loss for the year ended March 31, 2019 and a working capital deficit at March 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the management is confident about the future prospects of the Company.

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

The Group reassesses the consolidation status when any changes in the structure lead to a change in one or more of the control factors. On November 14, 2018, the Company’s ownership in Amira India decreased from 80.4% to 49.8% during the year ended March 31, 2019. As such, Amira India is included in the Company’s consolidated financial statements till November 14, 2018 as subsidiary and thereafter as an associate. Wherever the Amira India is referred, the same should be read in conjunction with note number 7 and 42.

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

Our consolidated financial statements are presented in U.S. dollars which is the functional currency of RYCE.

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

The Company recognizes revenue based on IFRS 15. See note 5 - IFRS 15 Revenue from Contracts with Customers.

The RYCE adopted IFRS 15 for the first-time effective April 1, 2018. IFRS 15 had a major impact on revenue recognition in respect of Amira India which primarily deal with customers in unorganized sector.  Amira India also went into liquidation process as it was enabled to serve the debts from bankers as well as some vendors. This casted significant doubt on realizability of goods shipped to customers. As a result, revenue amounting to USD 96,467,574 has been reversed in Amira India as on November 14, 2018. However, this does not jeopardize the recovery proceeding which might take place under the supervision of court appointed official liquidator in respect of Amira India. This adjustment has been done purely to meet with the requirements of IFRS 15.

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

In evaluating whether the amount is realizable in term of IFRS 15, the Group consider whether collectability of an amount of consideration is probable, on the basis of the customer’s ability and intention to pay that amount of consideration when it is due.

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

Basmati (classified under raw materials) and rice (classified under finished goods) are stored for a substantial period of time (approximately 10 months to 12 months) for natural ageing necessary to bring these inventories to their intended quality.

Raw materials, stores and spares, packaging materials and purchased finished goods

Raw materials costs are comprised of purchase price and expenses incurred to bring inventory to its present location and related taxes net of tax credits available, if any. Cost of such closing inventory is determined on a first in first out basis (and includes storage costs and borrowing costs as Basmati is required to be stored for a substantial period of time for Basmati’s natural ageing process).

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

Property, plant and equipment are depreciated using the straight-line method over the useful life of asset as estimated by management. The estimated useful lives are as follows:

Buildings	5-25 years
Plant and machinery – include storage equipment, pollution and fire control equipment	3-20 years
Plant and machinery – include laboratory equipment, weighing equipment, electrical fittings & packing and generator & boiler	3-10 years
Office equipment	3-6 years
Furniture and fixtures	3-5 years
Vehicles	5 years

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

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of profit or loss and is included under “Other gains and (losses)”.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statements of profit or loss in the periods when the hedged item is recognized in consolidated statements of profit or loss and is included under “Other gains and (losses)”.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in consolidated statements of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated statements of profit or loss and is included under “Other gains and (losses)”.

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

The liability in respect of compensated absences expected to be availed within one year from the reporting date are considered as short-term benefits and are recognized at the undiscounted amount of estimated value of benefit expected to be availed by the Group’s employees.

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

Contingent Liabilities

Where the possible outflow of economic resources as a result of present obligations is considered improbable or where the amount of the obligation cannot be determined reliably, no liability is recognized, and such cases are disclosed as contingent liabilities.

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

Significant management judgments regarding the following consolidated financial statement elements

Inventories

Interest expense amounting to NIL (March 31, 2018: $22,846,505) has been capitalized in inventory cost as of March 31, 2019 because rice is stored for a substantial period of time for natural ageing necessary to bring these inventories to their intended quality. However, the same has no impact on inventory valuation in Fiscal 2019, since the inventory has been valued at Net realizable value, which is lower than the cost.

Estimates

i.	Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to plant and machinery equipment.

ii.	Impairment of goodwill

Determination of whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and an appropriate discount rate in order to calculate the present value. Where actual future cash flows are less than expected, impairment loss may arise. The carrying amount of goodwill at March 31, 2019 was $1,445,876 (March 31, 2018: $1,568,607) and there is no impairment to be recognized during the year ended March 31, 2019.

iii.	Impairment of indefinite life intangible

Determination of whether the indefinite life intangible consisting of a brand is impaired requires an estimation of the recoverable amount of the brand. The recoverable amount has been measured using the relief from royalty method. The carrying amount of the indefinite life intangible assets at March 31, 2019 was $1,040,027 (March 31, 2018: $941,531) and there is no impairment to be recognized during the year ended March 31, 2019.

7.	100% Owned Subsidiaries

Details of the Group’s subsidiaries*** as at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Place of incorporation and operation	Proportion of ownership interest and voting power held by the Group
			31/03/2019		31/03/2018
Amira Nature Foods Ltd	Non-operating	Mauritius	100%		100%
Amira I Grand Foods Inc.	Non-operating	BVI	100%		100%
Amira K.A. Foods International DMCC*	Selling packaged Indian specialty rice, primarily basmati rice and other food products	UAE	100%		100%
Amira G Foods Limited	Selling packaged Indian specialty rice, primarily basmati rice	UK	100	%#	100	%##
Amira Basmati Rice GmbH EUR**	Processing and selling packaged specialty rice	Germany	100	%#	100	%##
Basmati Rice North America LLC	Non-operating	USA	100	%#	100	%##

*	Formed during the year ended March 31, 2015

**	Formerly known as Basmati Rice GmbH Europe

#	From August 1, 2017

***

A new company named Amira International Finance B.V. has been incorporated in Netherlands on July 30, 2018. Amira International Finance B.V. is a 100% owned subsidiary of Amira Nature Foods Limited. Further, a new company named Red Reinel Limited, was incorporated on 6 February 2019. The transactions in these subsidiaries are not material.

Non wholly owned subsidiaries which were consolidated in the financial statements of FY 2017-18 has ceased to be subsidiary from November 14, 2018 (Amira Pure Foods Private Limited, Amira I Grand Foods Inc, Amira C Foods International DMCC, Amira Foods Pte. Ltd., Amira Ten Nigeria Limited and Amira Foods (Malaysia) SDN. BHD.). These entities have been accounted for as Associate from November 14, 2018.

On November 14, 2018, the Company’s Indian subsidiary, Amira Pure Foods Private Limited (“Amira India”), converted Amira India debt into ordinary shares of Amira India. As a result of the debt conversion, the Company’s ownership in Amira India decreased from 80.4% to 49.8%. This event is a continuation of the Company’s focus on strengthening its international business. As a result, Amira India is included in the Company’s consolidated financial statements till November 14, 2018 as subsidiary and thereafter as an associate.

The Group in order to strengthen its international business and reduce its exposure to debts, converted the loan outstanding in the books of Amira India from a related party, into equity shares amounting to USD 16,394,751.  The documents related to this conversion were duly filed with the regulatory authorities in accordance with the legal requirements in the respective countries. Subsequent to these filings, the aforesaid related party, has gone into litigation, disputing such conversion. Currently, the matter is pending at Honorable National Company Law Tribunal, New Delhi (‘NCLT’). The Management as well as the legal counsel of the RYCE has opined that, as number of hearings have already taken place at NCLT and due process for such conversion was followed by RYCE. The chances of having outcome in favour of RYCE is probable as per opinion provided by legal counsel. In  case, such order is not in favour of RYCE, i-e the conversion of loan is set aside by NCLT, it will have following impacts on the financial statements of RYCE:.

a. Amira India will be considered as subsidiary subsequent to November 14, 2018. (depending on the outcome of legal proceedings as mentioned above). However, there are no significant transactions in Amira India post November 14, 2018 till March 31, 2019.

b. Certain disclosures in the statement of related party disclosures in respect of above transactions will be required to be restated.

However, Management of RYCE does not feel such situation will arise, based on the legal opinion.

7.1	Information about the composition of the Group at the end of the reporting period is as follows:

Wholly owned subsidiaries

Principal activity	Name of subsidiary	Place of incorporation and operation	Number of wholly owned subsidiaries
			March 31, 2019	March 31, 2018
Non-operating	Amira Nature Foods Ltd	Mauritius	1	1
Non-operating	Amira I Grand Foods Inc.	BVI	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira K.A. Foods International DMCC	UAE	1	1
Selling packaged Indian specialty rice, primarily basmati rice	Amira G Foods Limited	United Kingdom	1	1
Processing, sourcing and selling packaged specialty rice	Amira Basmati Rice GmbH EUR*	Germany	1	1
Non-operating	Basmati Rice North America LLC	USA	1	1
			6	6

* Formerly known as Basmati Rice GmbH Europe

7.2	Details of non-wholly owned subsidiaries that have material non-controlling interest

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interest and voting rights held by non-controlling interest (in USD)		Profit/(loss) allocated to non- controlling interest (in USD)		Accumulated non-controlling interest (in USD)
		March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Amira UK, Basmati Rice LLC Amira Germany**				(99,976)	-	(2,569,581)	(2,569,581)
Others (individually immaterial subsidiaries with non-controlling interests)				(52,865,283)	532,428	(4,173,025)	(4,079,296)
Total				(52,965,259)	(15,373,590)	(13,677,112)	22,894,015

* The Non-controlling interest (NCI) is computed using 7,005,434 shares (assuming exchange under the’ exchange agreement’).

**Amira Basmati Rice LLC (US), Amira G Foods (UK) and Amira Basmati Rice GmBH (Germany) have been transferred under a common control transaction in fiscal 2018 and accordingly, there is no NCI in those entities.

8.	Property, plant and equipment

	Buildings	Freehold Land	Plant and machinery	Furniture and fixtures	Office Equipment	Vehicles	Total
Cost
Balance as at March 31, 2017	$4,697,879	$3,066,950	$23,396,077	$921,319	$1,000,839	$1,285,577	$34,368,641
- Additions	5,476	-	22,599	-	2,159	69,806	100,040
- Disposals	-	-	-	-	-	(227,223)	(227,223)
- Translation adjustment	(10,078)	(6,956)	(19,935)	(1,998)	2,191	15,130	(21,647)
Balance as at March 31, 2018	4,693,277	3,059,994	23,398,741	919,321	1,005,189	1,143,290	34,219,811
- Additions
- Disposals	(4693,277)	(3,059,994)	(23,137,626)	(907,121)	(971,776)	(996,983)	(33,766,776)
- Translation adjustment			(22,275)		(2,885)	(12,064)	(37,224)
Balance as at March 31, 2019	-	-	238,840	12,200	30,528	134,243	415,811
Depreciation and impairment
Balance as at March 31, 2017	$1,681,725	$-	$11,281,405	$625,605	$975,447	$1,130,346	$15,694,528
- Depreciation charge	165,763	-	1,108,576	126,663	26,261	67,321	1,494,584
- Disposals	-	-	-	-	-	(209,282)	(209,282)
- Translation adjustment	(4,825)	-	(11,777)	(2,094)	1,030	6,333	(11,333)
Balance as at March 31, 2018	$1,842,663	$-	$12,378,204	$750,174	$1,002,738	$994,718	$16,968,497
- Depreciation charge			22,960		3,931	21,437	48,328
- Disposals	(1,696,848)	-	(11,935,765)	(740,523)	(1,000,139)	(972,163)	(16,345,438)
- Impairment	(145,815)		(404,615)	(7,151)	(2,667)	(667)	(560,915)
- Translation adjustment			(16,593)		(2,526)	(7,781)	(26,900)
Balance as at March 31, 2019	$-	-	44,191	2,500	1,337	35,544	83,572
Carrying value
At March 31, 2018	$2,850,614	3,059,994	11,020,537	169,147	2,451	148,578	17,251,314
At March 31, 2019	$-	-	44,191	2,500	1,337	35,544	83,572

Property, plant and equipment with carrying values of $ NIL* as of March 31, 2019 (March 31, 2018: $14,382,951) has been pledged as collateral against the Group’s debt (Note 22).

* In respect of the securities of assets of the Associate company i-e Amira India, refer note 6.1. Due to losses, carrying value of Associate is Nil as on March 31, 2019.

Due to non-existence of Going Concern assumption in Amira India, the carrying amount of Property, Plant and Equipment of Amira India has been brought to its estimated realizable value. The impairment loss of USD $560,915 has been accounted for. The residual value (in accordance with IAS 16) of assets is considered as estimated realizable value for these assets.

Plant and machinery, building and furniture and fixtures include capital work in progress and capital advance as follows:

	March 31, 2019	March 31, 2018
Work in progress
Plant and machinery	$1,549,102	$1,549,102
Building	961,718	961,718
Furniture and fixtures (including leasehold improvements)	-	-
	$2,510,820	$2,510,820

Capital advance
Plant and machinery	$(10,201)	$(10,201)
Furniture and fixtures	-	-

Total	$2,500,619	$2,500,619

Capital commitments for each of the three years have been summarized in Note 33.

9.	Goodwill

Cost
Balance as at March 31, 2017	$1,386,322
- Additions	-
- Translation adjustment	182,285
Balance as at March 31, 2018	$1,568,607
- Additions	-
- Translation adjustment	(122,731)
Balance as at March 31, 2019	$1,445,876
Carrying value
At March 31, 2018	$1,568,607
At March 31, 2019	1,445,876

Goodwill has been allocated to the rice and related products, an operating segment.

The recoverable amount of at least $2 million for the cash-generating unit (Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC, collectively “Basmati GmbH/LLC”) has been determined based on a value in use calculation which uses estimated cash flows for a period of 5 years which were developed using forecasts, and a pre-tax discount rate of 15%. The cash flows beyond 5 years have been extrapolated assuming a steady growth rate of 1.5%. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash-generating unit. There is no impairment loss to be recognized during the year ended March 31, 2019.

10.	Other intangible assets

	Trademarks registration fees	Software	Indefinite life Brands	Customer relationships	Favorable lease	Total
Cost
Balance as at March 31, 2017	$825,657	$130,237	$816,127	$309,787	$58,755	$2,140,563
- Additions	-	-	-	-	-	-
- Translation adjustment	(1,828)	(295)	125,403	47,601	9,027	179,908
Balance as at March 31, 2018	$823,829	$129,942	$941,530	$357,388	$67,782	$2,320,471
- Additions
- Disposals	(275,313)
- Translation adjustment			(84,443)	(32,038)	(6,079)	(122,560)
Balance as at March 31, 2019	$548,516	129,942	857,087	325,350	61,703	1,922,598

Amortization and impairment
Balance as at March 31, 2017	$468,768	$130,237	$-	$83,972	$38,223	$721,200
- Amortization charge	81,376	-	-	28,283	12,874	122,533
- Translation adjustment	(1,628)	(295)	-	14,402	6,555	19,034
Balance as at March 31, 2018	$548,516	$129,942	$-	$126,657	$57,652	$862,767
- Amortization charge				27,984	9,518	37,503
- Translation adjustment				(12,231)	(5,467)	(17,697)
Balance as at March 31, 2019	$-		-	142,410	61,703	882,573

Carrying value
At March 31, 2018	275,313	-	941,530	230,731	10,130	1,457,704
At March 31, 2019	-	-	857,087	182,940	-	1,040,027

The useful life of brands (consisting mainly of the Atry and Scheherazade brand names) in respect of the acquisition have been determined to be indefinite as the Group expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets relate to the Amira Basmati Rice GmbH EUR (formerly known as Basmati Rice GmbH Europe) and Basmati Rice North America LLC business (Note 9).

Amira has portfolio of packaged specialty rice brands which include Al Amir, Al Hakim, Bano, Dalia, Hanna and Shah Pari brands from Euro Basmati GmbH in Germany.

11.	Other long-term financial assets

Other long-term financial assets comprise the following:

	March 31, 2019	March 31, 2018
Security deposits, restricted	$109,062	$235,300
Term deposits	-	1,270
Total	$109,062	$236,570

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

12.	Inventories

Inventories comprise the following:

	March 31, 2019	March 31, 2018
Raw materials	$593,536	$209,162
Finished goods	409,566	160,558,326
Stores, spares and others	169,267	511,375
Total	$1,172,369	$161,278,863

Inventories with carrying values of $ NIL* as of March 31, 2019 (March 31, 2018: $149,025,563) have been pledged against the Group’s debt (Note 22). The above amount of inventory is net of write down in the values of inventory of Amira India amounting to USD 2,848,825 for the reasons stated in note below**. (the physical custody of inventory of Amira India is with official liquidator appointed by NCLT. Any amount realized will be accounted for by official liquidator)

The cost of inventories as expense during the year was $197,070,428 (March 31, 2018: $479,644,712).

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

An amount of $2,848,825 (March 31, 2018: $99,519) for inventory write downs are recognized for the year ended March 31, 2019. Inventory also includes borrowing costs (Note 27).

* In respect of the securities of assets of the Associate company i-e Amira India, refer note 6.1. Due to losses, carrying value of Associate is Nil as on March 31, 2019.

** The inventory write down accounted for the year ended March 31, 2019 has been considered based on the fact that management feels that proper fumigation and upkeep of inventory was not up to the standard and hence the quality of rice, being a perishable commodity, may not fetch the carrying amount of inventory.

13.	Trade receivables

Trade receivables comprise the following:

	March 31, 2019	March 31, 2018
Gross value	$646,677	$260,290,455
Less: Provision for bad and doubtful debts	(284,107)	(1,958,492)
Net trade receivables	$362,570	$258,331,963

Trade receivables of $ NIL * as of March 31, 2019 (March 31, 2018: $119,577,956) have been pledged as collateral against the Group’s debt (Note 22).

* In respect of the securities of assets of the Associate company i-e Amira India, refer note 6.1. Due to losses, carrying value of Associate is Nil as on March 31, 2019.

All of the Group’s trade receivables have been reviewed for indicators of impairment. An analysis of net unimpaired trade receivables that are past due is given in Note 37.2.

Movement in provision for bad and doubtful debts is shown below:

	March 31, 2019	March 31, 2018
At the beginning of the year	$1,958,492	$3,639,942
Add: During the year	(1,674,385)	(1,675,460)
Add/ (less): Translation adjustments	-	(5,990)
At the end of the year	$284,107	$1,958,492

As of March 31, 2019, the group conservatively recognized provision for impairment of trade receivables for the amount of $0.3 million on account of impairment in (realizable values of) trade receivable. The adverse impact on realizable values is attributed primarily due to impact of levy of GST/ VAT on branded food products, (unlike the case in erstwhile VAT (Value added tax) regime) / on all products and demonetization.

14.	Other financial assets

Other financial assets comprise the following:

	March 31, 2019	March 31, 2018
Security deposits, restricted	$-	$122,158
Term deposits, restricted	-	2,352,525
Interest receivable	-	673,869
Investment in listed securities and mutual funds	-	398,034
Other receivables	1,200	65,646
Total	$1,200	$3,612,232

As at March 31, 2018, security deposits primarily comprise of deposits being placed with corporate credit cards agency.

As at March 31, 2018, security deposits primarily comprise of deposits being placed with global public sector organization customers. Such deposits were given as part of contracts between the Group and such organizations.

Term deposits represent deposits with banks, along with corresponding accrued interest, that have been pledged with banks for guarantees and letter of credit issued to meet contractual obligations related to sale and purchase arrangements.

15.	Prepayments

Prepayments comprise the following:

	March 31, 2019	March 31, 2018
Prepaid expenses	$45,848	$347,052
Advances to suppliers	107,951	65,630,203
Other prepayments	42,779	-
Total	$196,578	$65,977,255

16.	Other current assets

Other current assets comprise the following:

	March 31, 2019	March 31, 2018
Advances to employees	$41,748	$313,167
Service tax and other tax credit receivable	6,546	694,595
Other receivables	465,006	162,438
Total	$513,300	$1,170,200

17.	Cash and cash equivalents

Cash and cash equivalents comprise the following:

	March 31, 2019	March 31, 2018
Cash on hand	$1,397	$41,352
Cash in current accounts	21,230,614	1,175,290
Bank deposits	-	-
Total	$21,232,011	$1,216,642

18.	Equity

18.1	Share capital

RYCE was incorporated on February 20, 2012 with unlimited authorized share capital and an issued share capital of $100 by issuing 100 shares for $1 per share. Thereafter, on May 24, 2012, a 1,000 for 1 share split was made increasing the number of shares to 100,000 with nominal value of $0.001 per share. The Company further made a 196.6 for 1 share split on October 15, 2012 thereby increasing the total number of shares to 19,660,000.

Shares authorized and issued are summarized as follows:

Shares issued and fully paid:	No. of Shares
Balance as at April 1, 2012	19,660,000
Shares issued during the year ended March 31, 2013 (Public offering)	9,000,000
Shares issued under share-based compensation plan during the year ended March 31, 2013, 2014, 2015 and 2016 (net of shares 3,819 re-purchased and cancelled from a former Director of ANFI during year ended March 31, 2015)	299,498
Total Shares issued and fully paid as at March 31, 2016	28,959,498
Shares issued under the share-based compensation plan during the year ended March 31, 2017	2,233,264
Shares issued to Karan A. Chanana as consideration towards repayment of loan	416,667
Total shares issued and fully paid as at March 31, 2017	31,609,429
Shares issued under the share-based compensation plan during the nine months ended March 31, 2018	3,744,198
Shares issued under S-8 during the nine months ended March 31, 2018	2,659,847
Total shares issued and fully paid as at March 31, 2018	38,013,474
Shares issued under the share-based compensation plan during the six months ended March 31, 2019	1,984,458
Shares issued under S-8 during the six months ended March 31, 2019	1,498,740
Total shares issued and fully paid as at March 31, 2019 (A)	41,496,672

Shares issuable pursuant to exchange agreement* (B)	7,005,434
(C) = (A) + (B)	48,502,106

*Represents ordinary shares issuable to NCI shareholders in APFPL pursuant to share exchange agreement.

**Represents shares issued under share-based compensation plan (2012 & 2017 Omnibus Plan) and also otherwise.

19.	Share-based compensation

RYCE has adopted and approved the 2012 Omnibus Securities and Incentive Plan, or 2012 Plan and also 2017 Omnibus Securities and Incentive Plan or 2017 Plan, (collectively “The Plan”). The Plan is a comprehensive incentive compensation plan under which the management can grant equity-based and other incentive awards to officers, employees, directors and consultants and advisers to RYCE and its subsidiaries.

The 2012 Plan is administered by the compensation committee of the Board of Directors.

The 2012 Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Share Awards, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, to key management employees and non-employee directors of, and non-employee consultants of, RYCE or any of its subsidiaries. However, incentive share options awards are solely for employees of the Group. The Group had reserved a total of 3,962,826 ordinary shares for issuance as or under awards to be made under the Plan. RYCE reserved a total of 4,500,000 ordinary shares for issuance as or under awards to be made under the 2017 Plan.

Details of Share authorized for share-based compensation as per 2012 & 2017 Omnibus Securities and Incentive Plan	No. of Shares
Shares authorized for share-based compensation	3,962,826
Granted / Issued in FY13	(11,000)
Remaining as at March 31, 2013	3,951,826
Granted / Issued in FY14	(3,997)
Remaining as at March 31, 2014	3,947,829
Granted / Issued in FY15	(105,167)
Remaining as at March 31, 2015	3,842,662
Granted / Issued in FY16	(179,334)
Remaining as at March 31, 2016	3,663,328
Granted / Issued in FY17	(2,233,264)
Remaining as at March 31, 2017	1,430,064
Shares authorized for share-based compensation	4,500,000
Granted / Issued in FY18	(3,744,198)
Remaining as at March 31, 2018	2,185,866
Granted / Issued in FY19	(1,984,458)
Shares authorized for share-based compensation (Net of shares already granted to directors) as on Mar 31, 2019	201,408

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

We have created a provision for share compensation reserve of $536,000 in respect of 100,000 share awards granted to RYCE Chairman in Fiscal 2018 as approved by the Board in the meeting concluded in October 2017.

19.2 Share options

a)	Mr. Karan A. Chanana (RYCE’s Chairman)

RYCE has not granted* any share options to Mr. Karan A. Chanana (RYCE’s Chairman) during fiscal 2018-19. Details of share options granted historically to Mr. Karan A. Chanana are as below:

For the period ended	March 31, 2019	March 31, 2018		March 31, 2017
No. of share options granted	-	-		375,899
Exercise price	$-	$-		$10
Grant date	-	-		July 15, 2016
Exercise period	-	-		10 years
Valuation model used	-	-		Binomial
Share based compensation recognized in profit or loss	-	-	#	$853,776	#

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

•	Dividend yield is taken as zero as the Group does not intend to pay dividends in the foreseeable future.

•	The risk-free rate is the rate associated with a risk-free security.

Grant date	July 15, 2016	July 7, 2015
Fair value of the option using appropriate model	$2.27	$5.14
Fair value of shares at grant date	$7.48	$11.47
Exercise price	$10.00	$10.00
Exercise multiple	2.5	2.5
Expected time to exercise (years)	-	3.4
Expected volatility	28.89%	27.00%
Total life of Options	10	10
Dividend yield	0%	0%
Risk-free interest rate	1.56%	2.26%

20.	Trade payables and other current liabilities

Trade payables and other current liabilities comprise the following:

	March 31, 2019	March 31, 2018

Trade payables (A)	$172,862	$11,741,143

Other current liabilities
Statutory dues	8,341	431,446
Advance received from customers	-	424,991
Other liabilities	-	14,722
Total other current liabilities (B)	$8,341	$871,159

Total (A) + (B)	$181,203	$12,612,302

21.	Other financial liabilities

Other financial liabilities comprise the following:

	March 31, 2019	March 31, 2018
Expenses payable	$4,753,565	$3,125,704
Salary payable	-	1,567,348
Security deposits	-	10,815
Liability for compensated absences	-	183,411
Other liabilities	921,438	2,398,195
Total other financial liabilities	$5,675,003	$7,285,473

22.	Debt

Debt comprises working capital loans, vehicle loans and term loans. These can be classified in the categories mentioned below:

22.1	Non-current debt

	March 31, 2019	March 31, 2018
Term loans	$27,555,588	$1,421,911
Vehicle loans	25,387	33,292
Total debt	$27,580,975	$1,455,203
Less: Amount reclassified to current debt	-	(1,427,773)
Total non-current debt	$27,580,975	$27,430

Term loans relate to plant and machinery and carry a floating rate of interest and all vehicle loans carry a fixed rate of interest.

The weighted average interest rates for each of the reporting periods are as follows:

	March 31, 2019	March 31, 2018
Term loans	8.5%	18.3%
Vehicle loans	6.52%	4.6%

22.2	Current debt

	March 31, 2019	March 31, 2018
Working capital loans	$7,499,960	$231,782,800
Debt from Mr. Karan A. Chanana and affiliates	-	16,394,751
Debt from Other Body Corporates	-	598,720
	$7,499,960	$248,776,271
Add: Current portion of long term debt	-	1,427,773
Total current debt	$7,499,960	$250,204,044

Working capital loans represent credit limits from banks with renewal period not exceeding one year. The Group’s property, plant and equipment (Note 8), trade receivables (Note 13) and inventories (Note 12) have been pledged as collateral to secure repayment of these debts. These secured revolving credit facilities carry floating rates of interest. The figures reported as at March 31, 2019 excludes the bank loans outstanding in the books of Amira India, which is now an Associate entity. Amira India has not been able to serve these loans and bankers have filed a bankruptcy case as per Insolvency law in India.

Debt from Mr. Karan A. Chanana and affiliates comprises debt taken from a director of the Company that is payable on demand and carries a fixed rate of interest of 11% per annum, compounded daily. This debt has been converted on November 14, 2018.

The weighted average interest rates (including corresponding bank processing charges and fees) for each of the reporting periods for working capital debt and debt from related party is as follows:

	March 31, 2019	March 31, 2018
Working capital loans	10%	12.68%
Debt from Mr. Karan A. Chanana	11.60%	11.60%
Debt from other related party	9.29%	9.29%

23.	Income taxes

23.1	Deferred tax liabilities (net)

Deferred tax assets and (liabilities) arising from temporary differences are summarized as follows:

	March 31, 2017	Change in opening balance due to change in tax rates	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2018
Intangible assets	$(318,772)	$1	$-	$4,119	$(48,548)	$(363,200)
Property, plant and equipment	591,541	5,581	-	(1,567,605)	13,656	(956,827)
Employee benefits	173,299	1,691	(27,671)	39,049	(491)	185,878
Derivative assets/liabilities:			-	-	-	-
- Forward contracts not used for cash flow hedges	-	-	-	-	-	-
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	(8,572)	(84)	(16,404)	(159)	144	(25,075)
Interest on Inventory	(5,087,699)	(48,982)	-	5,125,344	(26,343)	(37,681)
Debt	(1,648)	-	-	1,530	(8)	(125)
Others	160,579	1,551	-	235,092	(2,134)	395,088
Total	$(4,491,272)	$(40,242)	$(44,075)	$3,837,370	$(63,724)	$(801,942)

	March 31, 2018	Change in opening balance due to change in tax rates	Recognized in consolidated statements of other comprehensive income	Recognized in consolidated statement of profit or loss	Translation adjustment	March 31, 2019
Intangible assets	$-	$-	$-	$-	$-	$-
Property, plant and equipment	-	-	-	-	-	-
Employee benefits	-	-	-	-	-	-
Derivative assets/liabilities:	-	-	-	-	-	-
- Forward contracts not used for cash flow hedges	-	-	-	-	-	-
- Forward contracts used for cash flow hedges	-	-	-	-	-	-
Available for sale reserve	-	-	-	-	-	-
Interest on Inventory	-	-	-	-	-	-
Debt	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total	$-	$-	$-	$-	$-	$-

23.2	Deferred tax assets not recognized

The Group has not created deferred tax assets of $4,671,396 and $4,671,396 as of March 31, 2019 and 2018 respectively relating to carry forward tax losses in Group entities located in Singapore, USA, United Kingdom, Mauritius Malaysia and Germany in the absence of reasonable certainty of availability of sufficient taxable profit in these entities in the future. The following table provides the information relating to expiry period of the carry forward of the tax losses and related deferred tax assets:

March 31, 2019
	Tax losses	Related deferred tax assets
Losses that can be carried forwarded indefinitely	$-	$-
Losses that will expire by the year ending March 31, 2023	-	-
Losses that will expire after the year ending March 31, 2030	-	-
Total	$-	$-

23.3	Unrecognized temporary differences on account of undistributed earnings of subsidiaries

The Group has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to $NIL (March 31, 2018: $25,283,576) because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and management believes it is probable that such differences will not reverse in the foreseeable future.

23.4	Deferred tax liabilities (net)

	March 31, 2019	March 31, 2018
Deferred tax assets	$-	$543,285
Less: Deferred tax liabilities	291,430	1,345,227
Deferred tax liabilities (net)	$291,430	$801,942

23.5	Income tax expense

Income tax is based on tax rate applicable on profit and loss in various jurisdictions in which the Group operates.

Income tax expense reported in the consolidated statements of profit or loss for the years ended March 31, 2019, 2018 and 2017 is as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Current tax expense	$11,706	$(16,144,171)	$5,405,733
Deferred tax expense /(income)	-	(3,797,127)	(808,765)
Tax expense for earlier years	-	-	-
Income tax expense	$11,706	$(19,941,298)	$4,596,968

The income tax expense for the year can be reconciled to the accounting profit as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Profit/(loss) before tax	$(357,888,686)	$(113,537,062)	$36,108,371

Tax expense reconciliation:
Taxes at domestic rate of British Virgin Island*	-	-	-
Taxes in India at domestic statutory rate – (2019: 34.61%, 2018: 34.61% and 2017: 34.61%)	-	48,495,989	3,522,732
Impact of change in tax rate	-	-	-
Non-deductible expenses	-	(24,707)	14,710
Tax for earlier years	-	-	-
Others	(11706)	(68,412,580)	1,059,526
Tax expense	$(11,706)	$(19,941,298)	$4,596,968

*Profits and income are not statutorily taxable in British Virgin Islands.

24.	Employee benefit expenses

Expense recognized for employee benefits comprises the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Salaries and wages	$4,526,741	$5,655,032	$6,555,976
Bonus to Mr. Karan A. Chanana (Note 31)	-	-	351,000
Compensated absence cost	-	19,982	(88,830)
Gratuity cost	-	63,186	75,329
Contribution to provident fund	2,998	19,793	19,965
Share-based compensation (Note 31)	1,969,689	907,158	1,312,246
Staff welfare expenses	16,598	132,580	527,489
Total	$6,516,026	$6,797,731	$8,753,175

Category-wise employee benefits expense:

	March 31, 2019	March 31, 2018	March 31, 2017
Post-employment benefit:
Defined benefit plans	$-	$63,186	$75,329
Defined contribution plans	2,998	19,793	19,965

Share-based compensation	1,969,689	907,158	1,312,246
Short term benefit	4,543,339	5,807,595	7,345,635
Total	$6,516,026	$6,797,732	$8,753,175

Post-employment benefits

Post-employment benefits comprise gratuity (defined benefit plan) and provident fund (defined contribution plan), details of which are given below.

24.1	Gratuity

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

Amount recognized in the consolidated statements of profit or loss in respect of gratuity cost (defined benefit plan) is as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Current service cost	$-	$41,664	$48,884
Interest cost	-	21,522	26,445
Expense recognized in the consolidated statements of profit or loss	$-	$63,186	$75,329

Amount recognized in other comprehensive income consist of:

	March 31, 2019	March 31, 2018	March 31, 2017
Actuarial gain	$-	$79,955	$74,931
	$-	$79,955	$74,931

Cumulative amount of actuarial gains and losses recognized in the other comprehensive income consist of:

	March 31, 2019		March 31, 2018	March 31, 2017
Actuarial gain	$	NIL	$191,549	$139,974
	$	NIL	$191,549	$139,974

The principal assumptions used for the purpose of actuarial valuation are as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
Discount rate	0%	7.71%	7.54%
Expected rate of increase in compensation levels	0%	8.00%	8.00%

Change in present value of defined benefit obligation is summarized below:

	March 31, 2019	March 31, 2018	March 31, 2017
Change in defined benefit obligation
Defined benefit obligation at the beginning of the year	$258,806	$283,944	$334,928
Interest cost	-	21,522	26,445
Current service cost	-	41,664	48,884
Benefits paid	-	(7,910)	(56,547)
Actuarial (gain) / loss	-	(79,955)	(74,931)
Translation adjustment	-	(459)	(5,165)
Associate Adjustment	(258,806)	-	-
Defined benefit obligation at the end of the year	$0	$258,806	$283,944

Experience adjustments on actuarial gain / (loss):

	March 31, 2019	March 31, 2018	March 31, 2017

On defined benefit obligation	$-	$79,955	$74,931
Total	$-	$79,955	$74,931

A quantitative sensitivity analysis for significant assumptions as at March 31, 2019 is as shown below:

Assumptions	Discount rate		Future Salary increases
	1% increase	1% decrease	1% increase	1% decrease
Impact on defined benefit obligation	(26,979)	29,229	29,007	(27,030)

The sensitivity analysis above has been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The following payments are expected contributions to the defined benefit plan obligation in future years:

March 31, 2019
Within the next 12 months (next reporting period)	$-
Between 2 and 5 years	-
Beyond 5 years	-
Total expected payments	$-

25.	Depreciation and amortization

Depreciation and amortization comprise the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Depreciation	$668,805	$1,494,585	$1,662,059
Amortization	98,835	122,533	116,909
Total	$767,640	$1,617,118	$1,778,968

26.	Other expenses

Other expenses comprise the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Insurance	$376,681	$790,195	$1,459,792
Communication expenses	54,402	153,562	193,400
Repairs and maintenance	17,864	198,325	345,375
Travel and conveyance	407,335	1,113,198	832,006
Legal and professional	15,028,881	4,373,607	4,670,277
Rent	358,131	1,700,257	1,954,959
Power and fuel	22,848	352,568	424,533
Security expenses	8,169	162,002	292,745
Advertising and business promotion expenses	348,860	677,207	1,160,661
Commission, claims and compensation	2,722	90,644	179,979
Others*	179,668,900	3,093,595	3,391,983
Total	$196,294,883	$12,705,160	$14,905,710

_______

* includes dilution loss of USD 13,677,112 on disposal of equity of Amira India.  The loss on dilution has resulted the carrying amount of the Associate at Nil value as at November 14, 2018 as well as March 31, 2019. Loss from November 14, 2018 to March 31, 2019 in the Associate also could not be recognised as the carrying amount cannot go beyond Nil value as per IAS 28. The negative value in the Associate is mainly due to bank borrowings for which refer note 6.1.

27.	Finance costs and finance income

Finance costs comprise the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Interest on debt	$16,057,887	$31,538,688	$26,472,908
Interest to suppliers	-	2,826	-
Interest on loan from related party	-	1,959,017	1,107,351
Total interest expense	16,057,887	33,500,531	27,580,259
Add: Debt processing and other charges	2,181,048	608,090	1,692,567
Total	$18,238,935	$34,108,621	$29,272,826

Inventory carrying value includes capitalized interest cost of $ NIL, $22,846,505and $14,015,122 as of March 31, 2019, 2018 and 2017.

Borrowing costs have been included in the cost of inventory using weighted average interest rate (including corresponding bank processing charges and fees) of NIL, 14.72% and 13.69% for the years ended March 31, 2019, 2018 and 2017 respectively.

Debt processing and other charges primarily comprise letter of credit opening charges, processing fees and other miscellaneous bank charges.

Finance income comprises the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Interest on deposits with banks	$-	$29,669	$263,095
Other interest received	-	-	136
Total	$-	$29,669	$263,231

28.	Other gains and (losses)

Other gains and (losses) comprise the following:

	March 31, 2019	March 31, 2018	March 31, 2017
Net gain/(loss) on change in exchange rate on non-derivative foreign currency transactions/balance	$368,737	$4,880,153	$(1,424,689)
Gain/ (loss) on sale of property, plant and equipment		28,411	(1,517)
Cumulative gain/(loss) reclassified from equity on sale of available for sale financial assets	-	-	-
Hedge ineffectiveness on cash flow hedges		-	-
Net gain/(loss) on revaluation/settlement of forward contracts not used for cash flow hedges		-	(86,722)
Net gain/(loss) on settlement of forward contracts used for cash flow hedges		-	-
Total	$(368,737)	$4,908,564	$(1,512,928)

29.	Earnings per share

As explained in Note 2, the Group has accounted for the restructuring in fiscal 2012-13 using the pooling of interests method and accordingly, financial information of RYCE includes assets, liabilities, revenues and expenses of APFPL at their respective carrying values as if combination was completed at the beginning of the first period presented. This combination gives rise to a 19.6% non-controlling interest (NCI) in APFPL. Earnings per share have been calculated using outstanding shares of RYCE which are reflected in the table below:

	March 31, 2019	March 31, 2018	March 31, 2017
Profit attributable to Shareholders of the Company (A)	$(304,911,721)	$(78,222,174)	$25,087,388
Weighted average number of shares:
- For calculation of basic earnings per share (B)	40,388,149	34,064,348	29,822,470
- Dilutive impact of equivalent stock options (C)	*	- #	-	*
- For diluted earnings per share (D) = (B) + (C)	40,388,149	34,064,348	29,822,470
Basic earnings per share (A) ÷ (B)	$(7.55)	$(2.30)	$0.84
Diluted earnings per share (A) ÷ (D)	$(7.55)	$(2.30)	$0.84

The Company has granted an option to NCI shareholders in APFPL to exchange shares in RYCE at a pre-determined share exchange ratio. The exchange ratio is reflective of fair values of the shares to be exchanged and therefore, the option is not considered as dilutive (Note 18).

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

The Group has operating lease agreements for office facility and warehouses. The average lease period is 11-36 months and can be cancelled with a notice period of 1-3 months (non-cancellable period). These leases are renewable on a periodic basis at the option of both the lessors and the lessees. Lease expense for the years ended March 31, 2019, 2018 and 2017 is $358,131, $1,700,257and $1,954,959 respectively. The total future lease obligation for the non-cancellable period amounts to$63,594, $307,899and $321,447 as at March 31, 2019, 2018 and 2017, respectively.

31.	Related party transactions

Mr. Karan A. Chanana is the principal shareholder of RYCE and as of March 31, 2019, he held majority effective interest including : (i) 7,005,434 Ordinary Shares issuable pursuant to an exchange agreement under which Mr. Karan A. Chanana has the right, subject to the terms of the exchange agreement, to exchange all or a portion of his equity shares in Amira India for our Ordinary Shares and assumes the completion of Mr. Chanana’s purchase of 1,500,000 equity shares of Amira India, (ii )an aggregate of 1,841,082 vested stock options to purchase Ordinary Shares granted to Mr. Chanana pursuant to our 2012 Plan (See Note 19), (iii) 100,000 shares granted on October 17, 2014 pursuant to the OSI, (iv) 100,000 shares granted on March 31, 2016 pursuant to the OSI, (v) 100,000 shares granted on October 21, 2017 pursuant to the OSI (vi) 416,666 Ordinary Shares granted to Mr. Chanana on September 12, 2016 in satisfaction of $3,000,000 of interest free loans,(vii) 3,705,663 shares held by Xeaton 5 Trust (viii) 3,000,000 shares issuable upon conversion of obligations granted on March 25, 2019.

The Group’s related parties include transactions with key management personnel (“KMPs”) and enterprises over which KMPs are able to exercise control/significant influence. All the directors (both executive and others) of RYCE and Ms. Anita Daing (a former director of Amira Pure Foods Private Limited “APFPL”) are considered as KMPs for related party transactions disclosures.

31.1	Transactions with KMPs (including independent directors)

Transactions during the year	March 31, 2019	March 31, 2018	March 31, 2017
Short term employee benefits	$870,891	1,668,354	$2,450,169
Share-based compensation:
- expense recognized on share options granted (Mr. Karan A. Chanana)	-	-	853,776
- expense recognized on share awards granted (Mr. Karan A. Chanana)	-	536,000	-
- expense recognized on share awards granted (others)	-	345,591	377,165
-\ expense recognized on share options granted (others)	59,671	25,567	81,308
Defined benefit plan – Gratuity	-	-	-
Rent expense	-	3,925	3,758
Loan received	7,915,019	6,613,610	727,652
Loan repaid	1,040,580	6,015,377	637,923
Loan conversion	16,394,751	-	-
Interest expense	318,731	1,968,907	1,107,351
Advance paid back	138,679	4,004,804	2,800,000
Advance received	268,416	1,696,113	2,840,833

Outstanding balances	March 31, 2019	March 31, 2018	March 31, 2017
Salary and bonus payable - to Mr. Karan A. Chanana	$-	$-	$647,000
Salary and bonus payable – to others	747,518	468,538	323,019
Advance receivables	-	-	11,641
Advance payable to Mr. Karan A. Chanana	701,226	578,247	651,785
Loan and interest payable	23,333,097	17,828,042	17,903,077
Rent payable to Mr. Karan A. Chanana	-	27,728	24,500

All of the above payables are payables on demand and carry no collateral.

31.2	Guarantee given by KMP

Mr. Karan A. Chanana, RYCE’s Chairman and Ms. Anita Daing a former Director of APFPL have issued personal guarantees in favor of consortium of banks that granted APFPL its outstanding term loans and secured revolving credit facilities. Under these personal guarantees Mr. Karan A. Chanana and Ms. Anita Daing have guaranteed the repayment of term loans and secured revolving credit facilities up to a limit of $214,143,128, $235,685,871and $237,981,538 as at March 31, 2019, 2018 and 2017, respectively. RYCE has previously issued personal guarantees. None were executed post 2015. We do not believe these are valid anymore. However, RYCE has indemnified Karan A Chanana, its directors and officers. In the event any of the lenders retrospectively attempt to dispute this, RYCE will be liable under the indemnity already given to Karan A Chanana.

31.3	Share-based payments to KMP

The Group has granted share awards to its directors and the CFO pursuant to the 2012 and 2017 Omnibus Securities and Incentive Plans (Note 19).

31.4	Share Exchange agreement with KMP (representing NCI)

The NCI have entered into a share exchange agreement with RYCE (Note 18.1).

31.5	Transactions with enterprises over which KMP is able to exercise control/significant influence

Transactions during the year	March 31, 2019	March 31, 2018	March 31, 2017
Sales(1)	$-	$-	$-
Advances received back	-	-	-
Purchase of asset	-	-	-

Outstanding balances	March 31, 2019	March 31, 2018	March 31, 2017
Trade payables	$-	$47	$47
Advances receivables	-	-	-

32.	Cash flow adjustments and changes in operating assets and liabilities

Adjustments to arrive at the operating cash flow before taxes are summarized below:

32.1	Adjustment for non-cash items

	March 31, 2019	March 31, 2018	March 31, 2017
Depreciation and amortization	$764,640	$1,617,118	$1,778,968
Impairment loss recognized on trade receivables and other current assets	178,348,743	1,008,534	2,926,165
Unrealized (gains)/ losses on account of foreign exchange differences	73,485	(3,887,013)	373,026
Unrealized fair value (gains)/ losses on derivative financial assets recognized in profit or loss	-	-	433,311
Actuarial gain/(loss) for the period	-	-	-
Share-based compensation	(5,246,985)	20,222,187	9,449,525
Total	$173,942,882	$18,960,826	$14,960,995

32.2	Adjustment for non-operating income and expense

	March 31, 2019	March 31, 2018	March 31, 2017
Interest expense	$18,238,935	$34,108,621	$29,272,826
Interest and dividend income	-	(29,669)	(263,231)
Gain on sale of property, plant and equipment	-	(28,411)	1,517
Gain on sale of shares	-	-	-
Total	$18,238,935	$34,050,541	$29,011,112

32.3	Change in operating assets and liabilities

	March 31, 2019	March 31, 2018	March 31, 2017
Trade payables and other current liabilities	$30,109,161	$(9,958,378)	$3,825,278
Inventories	(15,820,433)	112,237,473	(28,206,199)
Trade receivables	(74,717,006)	(50,559,691)	(21,603,553)
Other current assets and prepayments	56,709,507	(19,104,258)	(22,660,049)
Total	$(3,718,771)	$32,615,146	$(68,644,523)

33.	Commitments and contingent liabilities

Commitments

Capital commitments, net of advances amounted to $5,966,433, $8,514,215 and $8,533,570 as of March 31, 2019, 2018 and 2017 respectively. The capital commitment is on account of entering into a contract towards purchase of plant and machinery and office equipment in connection with the new rice processing plant.

Contingent liabilities

	March 31, 2019	March 31, 2018	March 31, 2017
Market fees(a)	$-	$71,571	$71,585
Income tax case(b)	-	202,495	202,535
Total	$-	$274,066	$274,120

(a) Represents market fees demand raised by Haryana State Agricultural Marketing Board (“HSAMB”) in respect of certain Basmati purchases. The Group has paid $35,793 (INR 2,324,195) under protest and the case is pending with local authorities against the demand. The Group expects that the likelihood of any liability is not probable. Accordingly, no provision has been created for this matter.

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

(1) During the year ended March 31, 2013, products temporarily stored in Subic, a free trade zone located in the Republic of Philippines, were subjected to a seizure and forfeiture process decision by the Collector of Customs, Port of Subic, against a “locator” (customs broker) engaged by Amira to unload and warehouse the cargo. Amira, as an intervener, or legal owner of the products, has appealed this decision with the Commissioner of Customs (“COC”) of the Republic of the Philippines, seeking reversal of the decision, which appeal was denied on October 3, 2012. On October 16, 2012, the Amira filed a Petition for review with the Court of Tax Appeals challenging the correctness of the decision of COC as being contrary to the law. The case is currently in the pre-trial stage. On October 17, 2012, a public auction was conducted by the Bureau of Customs (‘‘BOC’’) and an entity named Veramar Rice Mill and Trading Company was declared as the highest bidder with a bid of Php 487 million Pesos (equivalent to $11.7 million). Based on representations of legal counsel for the COC, the full bid amount has been remitted to the COC and that the amount has been deposited in escrow to be released to the party who will prevail in this case. Based on the advice provided by its attorneys, the Amira expects that the likelihood of any liability to the Amira is not probable. Accordingly, no provision has been created for this matter. These products, currently undergoing the above process, were sold on June 27, 2012 for $11,445,000 to a related party and money was received for this. However, as part of this sale Amira is obligated to continue to fight this case, recover the money and pay the buyer since it has sold the goods and received the money.

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

The Group generates its revenue primarily from the sale of rice. An analysis of the Group’s revenue from sales of rice and other food products is as follows:

	March 31, 2019%		March 31, 2018%		March 31, 2017
Rice and rice related products	$42,582,086	66.1%	$343,579,277	83%	$485,474,856	88%
Other food products	$21,854,730	33.9%	70,322,203	17%	66,356,110	12%
Total	$64,436,816	100%	$413,901,480	100%	$551,830,966	100%

The Group categorizes its revenue by geographical region based on product destination to the external customers, as summarized below, which as per management is most appropriate:

Region	March 31, 2019%		March 31, 2018%		March 31, 2017%
EMEA	$63,112,475	97.9%	$218,805,726	52.9%	$242,773,808	44.0%
India	-	-%	143,515,397	34.7%	275,183,618	49.9%
North America	1,248,741	1.9%	50,114,594	12.1%	27,735,547	5.0%
Asia Pacific (excluding India)	75,600	0.2%	1,465,763	0.4%	6,137,993	1.1%
Total	$64,436,816	100%	$413,901,480	100%	$551,830,966	100%

Information relating revenue generated from major customer(s) that represent more than 10% of Group’s total revenue:

	March 31, 2019	March 31, 2018	March 31, 2017
No. of customer(s)	2	2	0
Group’s revenue (A)	$64,436,816	$413,901,480	$-
Revenue generated from major customer(s) (B)	58,115,688	118,797,692	-
Concentration of revenue in % in such major customer(s) [(B)/(A)]	82.0%	29%	-%

Non-current assets other than financial instruments located in the RYCE’s country of domicile and in all foreign countries in total in which the entity holds assets are provided as follows:

	March 31, 2019	March 31, 2018	March 31, 2017
India	$0	$17,233,815	$18,642,280
Germany	2,360,309	2,705,984	2,359,060
Others	318,228	574,396	478,458
Total	$2,678,537	$20,514,195	$21,479,798

35.	Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

No financial assets/liabilities have been valued using level 3 fair value measurements.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements at reporting date using			Valuation techniques and key inputs
March 31, 2019	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	-	-	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	-	-	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

	Fair value measurements at reporting date using			Valuation techniques and key inputs
March 31, 2018	Total	Level 1	Level 2
Assets
Derivative assets
Forward contracts	$-	$-	$-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.
Available for sale financial assets
Mutual funds	259,352	259,352	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities markets in India.
Listed securities	138,682	138,682	-	Available for sale financial assets classified in Level 1 above are valued on the basis of quoted rates available from securities market in India.

Liabilities
Derivative liabilities
Forward contracts	-	-	-	Derivative instruments classified in Level 2, are valued based on inputs that are directly or indirectly observable in the market place.

36.	Financial assets and liabilities

The fair value of trade receivables, other current financial assets, cash and cash equivalents, trade payables, working capital debt and other financial liabilities approximate the carrying amounts because of the short-term nature of these financial instruments.

The fair values of non-current financial assets consisting of security and term deposits are not significantly different from the carrying amount. The fair value of term and vehicle loans and loan from related party was $10.8 million as compared to the carrying amount of $17.8 million.

Financial assets that are neither past due nor impaired include cash and cash equivalents, security deposits, term deposits, portion of trade receivables, investment and other financial assets.

The fair value of cash and cash equivalents, current security deposits, current term deposits, trade receivables, other receivables, trade payables, other current liabilities and debt approximate their carrying amount largely due to the short-term nature of these instruments.

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

The Group is exposed to various financial risks. These risks are categorized into market risk, credit risk and liquidity risk. The Group’s risk management is coordinated by the Board of Directors and focuses on securing long term and short-term cash flows. The Group does not engage in trading of financial assets for speculative purposes.

37.1	Market risk analysis

Market risk is the risk that changes in market prices will have an effect on our income or value of the financial assets and liabilities. We are exposed to various types of market risks which result from its operating and investing activities. The most significant financial risks to which we are exposed are described below.

Currency risk (foreign exchange risk)

We operate internationally and a significant portion of the business is transacted in the U.S. dollar and consequently we are exposed to foreign exchange risk through its sales. The exchange rate risk primarily arises from foreign exchange receivables. Our operating expenses are geographically dispersed however our revenue is denominated primarily in US dollars. However, 4.2% of our total revenue for fiscal 2019 was denominated in other currencies, typically in U.S. dollars and occasionally in Euros, GBP and UAE Dirham, due to our international sales. We have expenses in various currencies. As a result, our revenue recognition, which is in US dollars, for reporting purposes, may vary and is at risk in light of exchange rate fluctuations.

We also have exposure to foreign currency exchange risk from other currencies, namely the Euro; however, management considers the impact of any fluctuation in these currencies to be insignificant. Further, Amira K.A. Foods International DMCC, having a functional currency of United Arab Emirates Dirham (AED), has significant foreign currency transactions denominated in U.S. dollars. There is no risk of change in the same, as the exchange rate between the U.S. dollar and the AED is fixed at $1 = AED 3.67

We evaluate exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like foreign exchange forward contracts to hedge forecasted cash flows denominated in foreign currency. The analysis assumes that all other variables remain constant.

The table below presents non-derivative financial instruments which are exposed to currency risk as of March 31, 2019, 2018 and 2017:

March 31, 2019	U.S. Dollars	Other currencies
Trade receivables	$0	$0
Intercompany receivables	871,025	4,091,301
Trade payables	0	0
Intercompany payables	(2,155,409)	(977,113)
Debt
Intercompany debt receivable	0	28,298,630
Intercompany debt payable	(174,570)
Cash and cash equivalents	59,532	5,609,280
Total	(1,399,423)	37,022,099
March 31, 2018
Trade receivables	$750,370	$-
Intercompany receivables	15,594,842	7,893,582
Trade payables	(147,660)	(150,734)
Intercompany payables	(35,100,711)	(1,063,795)
Debt	-	-
Intercompany debt receivable	5,000,000	1,557,038
Intercompany debt payable	(2,441,767)	-
Cash and cash equivalents	748,853	3,779
Total	(15,596,073)	8,239,870
March 31, 2017
Trade receivables	$524,388	$2,821
Intercompany receivables	16,993,042	6,229,158
Trade payables	(147,996)	(151,076)
Intercompany payables	(8,973,929)	(833,354)
Debt	-	-
Intercompany debt receivable	5,000,000	1,024,417
Intercompany debt payable	(2,249,986)	-
Cash and cash equivalents	1,462,024	3,303
Total	$12,607,543	$6,275,270

As of March 31, 2019, 2018 and 2017 every 1% increase or decrease of the respective foreign currencies compared to our functional currency of the respective group entities would impact our profit before tax by approximately $356,227, $(73,562) and $188,828, respectively.

There are no long-term exposures in foreign currency denominated financial asset and liabilities as of reporting date.

We use forward foreign exchange contracts to mitigate exchange rate exposure arising from forecasted sales in U.S. dollars in APFPL whose functional currency is INR. U.S. Dollar forward exchange contracts covering forecasted revenue have been designated as hedging instruments in cash flow hedges in accordance with IAS 39. Outstanding U.S. dollar forward contracts relate to revenue forecasted for the year ended March 31, 2019. Forecasted transactions for which hedge accounting has been applied are expected to occur and affect profit or loss in the year ended March 31, 2019.

Based on expected volatility, the management does not expect the foreign currency hedges to become ineffective due to changes in the exchange rates and therefore, there is no impact expected on profit on changes in the values of such derivatives consequent to changes in foreign currency exchange rates. This analysis assumes that all other variables remain constant.

Interest rate sensitivity

Our results of operations are subject to fluctuations in interest rates because we maintain substantial levels of short-term indebtedness in the form of secured revolving credit facilities, which are subject to floating interest rates, to fulfill our capital requirements. As of March 31, 2019, 2018 and 2017, we had $35,086,392, $250,231,474 and $224,440,023 of total indebtedness, respectively, of which 100% had floating rates of interest. The sensitivity analysis below has been determined based on the exposure to interest rates for non-derivative financial instruments at the balance sheet date. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. The analysis assumes that all other variables remain constant.

In computing the sensitivity analysis, management has assumed a change of 100 basis points movement in the interest rate per annum. This movement in the interest rate would have led to an increase or decrease in the profit before tax by $328,038, $2,339,526 and $2,203,228 in the years ended March 31, 2019, 2018 and 2017, respectively.

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

Trade receivables

Trade receivables are unsecured and are derived from revenue earned from customers. Credit risk in trade receivables is managed through the monitoring of creditworthiness of the customers and by granting credit approvals in the normal course of the business. An analysis of age of trade receivables at each reporting date is summarized as follows:

	March 31, 2019		March 31, 2018
	Gross	Impairment	Gross	Impairment
Not past due	$249,100	$-	$206,340,772	$-
Past due less than three months	22,913	-	45,026,945	-
Past due more than three months but not more than six months	(220)	-	6,802,541	-
Past due more than six months but not more than one year	5,537	-	176,382	(14,677)
More than one year	357,994	(272,756)	1,943,815	(1,943,815)
Total	$635,324	$(272,756)	$260,290,455	$(1,958,492)

Trade receivables are accounted in accordance with IAS 39 (Financial Instruments: Measurement and recognition). Trade receivables are impaired in full when recoverability is considered doubtful based on the recovery analysis performed by the Group for individual trade receivables.

Receivables from our top five customers are as follows:

	March 31, 2019	March 31, 2018

Receivables from top five customers as of reporting date	$322,533	$14,451,384
Percentage to total receivables	89.0%	6.1%

Receivables from our top two customers are as follows:

	March 31, 2019	March 31, 2018
Receivables from our top two customers as of reporting date	$218,423	$-
Percentage to total receivables	60.2%	0.0%

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

Short term liquidity requirements consist mainly of sundry creditors, expense payable, employee dues, debt and security deposits received arising during the normal course of business as of each reporting date. We attempt to maintain sufficient balance in cash and cash equivalents to meet our short-term liquidity requirements. We assess long term liquidity requirements on a periodical basis and manage them through internal accruals and through our ability to negotiate long term debt facilities. Our non-current liabilities include vehicle loans, term loans and liabilities for DBO.

The management is confident that the going concern assumption has not been impacted.

As at each reporting date, our liabilities having contractual maturities are summarized as follows:

	Current		Non-Current
March 31, 2019	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$2,872	$3,421	$25,789	$-
Short term debt	7,494,684	-	-	-
Trade payables	166,495	-	-	-
Other financial liabilities	5,207,352	-	-	-
Lease obligation	62,138	-	-	-
Total	$12,933,542	$3,421	$25,789	$-

	Current		Non-Current
March 31, 2018	Within 6 months	6-12 months	1-5 years	More than 5 years
Long term debt*	$1,626,345	$3,759	$28,330	$-
Short term debt	248,775,942	-	-	-
Trade payables	11,741,143	-	-	-
Other financial liabilities	7,285,473	-	-	-
Lease obligation	307,899	-	-	-
Total	$269,736,802	$3,759	$28,330	$-

*Includes future interest costs on account of long-term debt as at reporting period to be payable over the period of term loan.

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

	March 31, 2019	March 31, 2018
Total equity (A)	$(15,072,006)	$241,608,876
Total debt - comprising of all liabilities of the Group (B)	41,228,571	271,217,631
Overall financing (C) = (A) + (B)	$26,156,565	$512,826,507
Gearing ratio (B) / (C)	1.58	0.53

39.	Class Action suit and other litigation

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

39.2. Complaint against IDBI Bank Limited

On April 30, 2018, we initiated an action in Dubai International Financial Centre Court against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to us in the amount $4,134,000 upon its receipt of funds from our customer as required by the Irrevocable Letter. On April 30, 2018, the Company initiated an action in Dubai International Financial Centre Court (“DIFC”) against IDBI Bank Limited for its breach of an irrevocable letter (“the Irrevocable Letter”) whereby IDBI failed to deliver payment to the Company in the amount $4,134,000 upon its receipt of funds from its customer as required by the Irrevocable Letter. The Company sought damages, costs and injunctive relief against IDBI. The Company was provided interim relief by the court and the amount of $4,134,000 was paid by IDBI to the Company’s distributor AK Global. The Company further pursued claims against IDBI Bank Limited for damages and costs. On July 30, 2019, a final hearing was held in the DIFC Court to determine the damages suffered by the Company and the Counterclaim by the Bank. On October 7, 2019, the Court entered a judgment (the “Judgement”) whereby the Bank was ordered to pay the Company damages and litigation costs. IDBI was ordered to pay amount of USD$12,603,791 plus interest. The Court also dismissed the Bank’s claims against the Company. The Bank appealed the ruling. The DIFC dismissed IDBI’s counter-claims against the Company and reduced the aggregate amount payable to the Company from $12,603,791 to $500,000.

40.	Events after the reporting period

On June 3, 2019, the Company hired Brian M. Speck as Chief Financial Officer, effective as of June 30, 2019, the date of departure of the Company’s current Chief Financial Officer, Varun Sethi.

On December 4, 2019, the Board of Directors of the Company a company formed under the laws of the British Virgin Islands (“BVI”), approved a reverse stock split (the “Reverse Split”) of the Company’s authorized, issued and outstanding shares of common stock, par value $0.0 per share, at a ratio of 20-for-1 so that every 20 shares (or part thereof) currently authorized and issued is combined into one (1) share (or fraction thereof). The Company’s ordinary shares will begin trading on a split adjusted basis on December 20, 2019. Both before and after the Reverse Split, the Company is authorized to issue unlimited Ordinary Shares. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 44,421,835 to approximately 2,221,091.

Other than the item mentioned above, there have been no material events other than already disclosed in the financial statement after reporting date which would require disclosure or adjustments to the financial statements as of and for the year ended March 31, 2019.

41. Management has evaluated and obtained a legal opinion that confirms the shareholding as at March 31, 2019 and concluded that there is no applicability of auditor’s attestation on Internal Financial Control Over Financial Reporting (IFCFR) in the Financial Year Ended March 31, 2019.

42.	Authorization of financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on August 18, 2020. These consolidated accounts also include management approved financial statements of Amira India (associate entity) which is under liquidation. Pending receipt of official liquidator’s approved financial statements, the management has prepared and approved the Amira India financial statements for consolidation purpose.

Further, there is no significant operational activity taken place in Indian Entity post appointment of Resolution Professional (RP) and up to the year end of March 31, 2019. The accounting entries passed during this period pertains only to adjustments to the carrying value of assets and liabilities which RYCE’s Audit Committee and board approved for the accounting purposes. This is also in line with bringing down the value because the Going Concern of Indian Entity is lost. Thus, the financial statements of Indian Entity being consolidated with RYCE is prepared on conservative approach as Going Concern assumption is lost and after considering the required accounting adjustments as per applicable accounting framework.

